                                             As filed pursuant to Rule 424(b)(3)
                                                      Registration No. 333-35704

                               ANDOVER.NET, INC.
                        SPECIAL MEETING OF STOCKHOLDERS
                 MERGER PROPOSED -- YOUR VOTE IS VERY IMPORTANT

                                  ANDOVER LOGO

                                  MAY 5, 2000

To Our Stockholders:

     As you may be aware, the boards of directors of VA Linux Systems, Inc. and Andover.Net, Inc. have approved a reorganization agreement pursuant to which Andover.Net will merge with a subsidiary of VA Linux. Upon completion of the merger, Andover.Net will become a wholly owned subsidiary of VA Linux, and each issued and outstanding share of Andover.Net common stock shall be converted into
0.425 of a share of VA Linux common stock, as more fully set out on page 53 of this proxy statement/prospectus.

     We invite you to attend a special meeting of the stockholders of Andover.Net, Inc. to be held at Hutchins, Wheeler & Dittmar, A Professional Corporation, 101 Federal Street, Boston, Massachusetts on June 2, 2000 at 10:00 a.m. At the special meeting, you will be asked to approve the reorganization agreement and the transactions contemplated by it and to approve an increase in the shares reserved under our 1999 Stock Option Plan.

     The merger cannot be completed unless the reorganization agreement and the merger are approved by the holders of a majority of the outstanding shares of common stock of Andover.Net. The Andover.Net board of directors unanimously approved the reorganization agreement, the merger and the increase in the shares reserved under our 1999 Stock Option Plan and recommends that you vote for the reorganization agreement, the merger and the increase to our 1999 Stock Option Plan. Details concerning the proposed merger and other important information appear in the accompanying proxy statement/prospectus which you are urged to read carefully. This proxy statement/prospectus is also the prospectus of VA Linux regarding its common stock to be issued to stockholders of Andover.Net in exchange for their shares of Andover.Net common stock in connection with the merger. The shares to be issued in connection with the merger will be listed, subject to official notice of issuance, on the Nasdaq National Market under the symbol "LNUX." YOU SHOULD CAREFULLY CONSIDER THE RISK FACTORS BEGINNING ON PAGE 17 OF THIS PROXY STATEMENT/ PROSPECTUS BEFORE VOTING YOUR SHARES.

     YOUR VOTE IS VERY IMPORTANT. A proxy card is enclosed for your signature. Whether or not you plan to attend the special meeting, please sign, date and mail the proxy card to us promptly in the return envelope provided. It is important that you return the proxy card whether or not you plan to attend the special meeting, so that your shares of Andover.Net common stock are voted. If you attend the special meeting, you may revoke the proxy and vote in person. You may also revoke your proxy by submitting a proxy having a later date or by giving written notice of revocation to the secretary of Andover.Net at any time before the proxy is exercised. IF YOU DO NOT RETURN YOUR PROXY CARD OR VOTE IN PERSON AT THE SPECIAL MEETING, THE EFFECT WILL BE THE SAME AS A VOTE AGAINST THE PROPOSAL.

                                      Sincerely,

                                      /s/ BRUCE A. TWICKLER
                                      BRUCE A. TWICKLER
                                      Chairman of the Board of Directors,
                                      President and Chief Executive Officer

     You may also obtain additional information about VA Linux and Andover.Net without charge by following the instructions in the section entitled "Where you can find more information" in this proxy statement/prospectus.

     THE DATE OF THIS PROXY STATEMENT/PROSPECTUS IS MAY 5, 2000, AND IT IS FIRST BEING MAILED OR OTHERWISE DELIVERED TO STOCKHOLDERS ON OR ABOUT MAY 11, 2000.

--------------------------------------------------------------------------------

   NEITHER THE SECURITIES AND EXCHANGE COMMISSION, NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR PASSED UPON
   THE ADEQUACY OR ACCURACY OF THIS PROXY STATEMENT/PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.
--------------------------------------------------------------------------------

                               ANDOVER.NET, INC.
                           -------------------------

                   NOTICE OF SPECIAL MEETING OF STOCKHOLDERS

     A special meeting of the stockholders of Andover.Net, Inc., will be held at Hutchins, Wheeler & Dittmar, A Professional Corporation, 101 Federal Street, Boston, Massachusetts on June 2, 2000 at 10:00 a.m., local time, for the following purposes:

     1. To consider and vote on proposals to:

       - approve and adopt the Amended and Restated Agreement and Plan of Reorganization, dated as of April 26, 2000, by and among VA Linux Systems, Inc., Atlanta Acquisition Corp. and Andover.Net, Inc. and the Certificate of Merger to be filed to effect the merger. A copy of the reorganization agreement is attached as Appendix A and a copy of the Certificate of Merger attached as Appendix C to the accompanying proxy statement/prospectus; and

       - merge Andover.Net with and into Atlanta Acquisition Corp., a wholly-owned subsidiary of VA Linux, whereby holders of Andover.Net common stock would receive 0.425 of a share of VA Linux common stock for each share of Andover.Net common stock.

     2. To consider and vote on a proposal to approve and adopt an amendment to the Andover.Net 1999 Stock Option Plan to increase the number of shares of common stock reserved for issuance under the plan from 1,736,225 to 3,136,225.

     3. To transact such other and further business as may properly come before the special meeting or any adjournments or postponements of the special meeting.

     The affirmative vote of a majority of the outstanding shares of Andover.Net common stock is required to approve the reorganization agreement and the transactions contemplated by it, including the merger. The affirmative vote of a majority of the shares of Andover.Net common stock present or represented and entitled to vote is required to approve the amendment to the option plan.

     The close of business on April 3, 2000 was the record date for determining the stockholders entitled to vote at the special meeting and any adjournments or postponements thereof. Only holders of record of shares of Andover.Net common stock at the close of business on the record date are entitled to vote at the special meeting.

     The accompanying proxy statement/prospectus describes the reorganization agreement, the proposed merger, certain actions to be taken in connection with the merger and the amendment to the option plan. You are cordially invited to attend the meeting in person. To ensure that your vote is counted, please complete, date and sign the enclosed proxy card and return it promptly in the enclosed postage-paid envelope, whether or not you plan to attend the special meeting. You may revoke your proxy in the manner described in the accompanying proxy statement/ prospectus at any time before it is voted at the special meeting. Executed proxies with no instructions indicated thereon will be voted "FOR" approval and adoption of the reorganization agreement and "FOR" approval of the amendment to the option plan.

     YOUR VOTE IS IMPORTANT. PLEASE SIGN, DATE AND RETURN YOUR PROXY.

     PLEASE DO NOT SEND YOUR COMMON STOCK CERTIFICATES AT THIS TIME. IF THE MERGER IS CONSUMMATED, YOU WILL BE SENT INSTRUCTIONS REGARDING THE SURRENDER OF YOUR CERTIFICATES.

     OUR BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT YOU VOTE "FOR" APPROVAL AND ADOPTION OF THE REORGANIZATION AGREEMENT AND FOR THE AMENDMENT TO THE OPTION PLAN.

                                         By Order of the Board of Directors

                                         /s/ David P. Kreisler
                                         David P. Kreisler
                                         Secretary

May 5, 2000

                               TABLE OF CONTENTS

                                                              PAGE
                                                              ----
QUESTIONS AND ANSWERS ABOUT THE MERGER......................    1
SUMMARY.....................................................    4
RISK FACTORS................................................   17
FORWARD-LOOKING STATEMENTS..................................   34
THE ANDOVER.NET SPECIAL MEETING.............................   35
THE MERGER..................................................   37
     VA Linux's Reasons for the Merger......................   39
     Andover.Net's Reasons for the Merger...................   41
     Opinion of WR Hambrecht + Co, Financial Advisor to
      Andover.Net...........................................   43
     Accounting Treatment...................................   47
     Material Federal Income Tax Consequences...............   48
     Delisting and Deregistration of Andover.Net Common
      Stock.................................................   50
     Listing of VA Linux common stock to be issued in the
      merger................................................   50
     Conduct of the Business if the Merger is not
      Completed.............................................   50
     Regulatory Compliance..................................   50
     Appraisal Rights.......................................   50
     Federal Securities Laws Consequences; Stock Transfer
      Restrictions..........................................   50
     Interests Of Certain Persons In The Merger.............   51
THE REORGANIZATION AGREEMENT................................   53
AMENDMENT OF THE ANDOVER.NET 1999 STOCK OPTION PLAN.........   64
INFORMATION REGARDING VA LINUX..............................   68
     VA Linux's Business....................................   68
     Market for VA Linux's Common Stock and Related
      Stockholder Matters...................................   80
     Selected Financial Data of VA Linux....................   81
     VA Linux's Management's Discussion and Analysis of
      Financial Condition and Results of Operations.........   82
     VA Linux Management....................................   94
     VA Linux Related Party Transactions....................  103
     Share Ownership of Certain Beneficial Owners and
      Management of VA Linux................................  105
INFORMATION REGARDING ANDOVER.NET...........................  107
     Andover.Net's Business.................................  107
     Selected Consolidated Financial Data of Andover.Net....  117
     Andover.Net's Management's Discussion and Analysis of
      Financial Condition and Results of Operations.........  119
     Andover.Net's Management...............................  129
     Share Ownership of Certain Beneficial Owners and
      Management of Andover.Net.............................  134
UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL
  INFORMATION...............................................  136
DESCRIPTION OF VA LINUX CAPITAL STOCK.......................  144
COMPARISON OF RIGHTS OF STOCKHOLDERS OF ANDOVER.NET AND
  VA LINUX..................................................  146
EXPERTS.....................................................  150
LEGAL MATTERS...............................................  150
FUTURE STOCKHOLDER PROPOSALS................................  150
WHERE YOU CAN FIND MORE INFORMATION.........................  150
INDEX TO FINANCIAL STATEMENTS...............................  F-1
APPENDIX A - Amended and Restated Agreement and Plan of
  Reorganization............................................  A-1
APPENDIX B - Opinion of WR Hambrecht + Co ..................  B-1
APPENDIX C - Certificate of Merger..........................  C-1

                     QUESTIONS AND ANSWERS ABOUT THE MERGER

Q: WHAT IS THE PROPOSED
   MERGER
   TRANSACTION?              A. The proposed merger transaction is for VA Linux
                                to acquire Andover.Net. To combine the
                                companies, a subsidiary of VA Linux will merge into Andover.Net, resulting in Andover.Net becoming a wholly-owned subsidiary of VA Linux. The boards of directors of VA Linux and Andover.Net have unanimously voted to combine the businesses of VA Linux and Andover.Net. For a more complete description of the merger, see the section entitled "The Merger".

Q: WHAT WILL I RECEIVE IN
   EXCHANGE FOR MY
   ANDOVER.NET
   COMMON STOCK IN THE
   MERGER?                   A. When the merger is completed, Andover.Net
                                stockholders will receive in exchange for each outstanding share of Andover.Net common stock
                                0.425 shares of VA Linux common stock.

                                The VA Linux common stock you receive is called the merger consideration.

                                VA Linux will not issue fractional shares.
                                Instead VA Linux will pay you cash for any fractional shares of VA Linux common stock you would have otherwise received.

                                For example, if you own 1,000 shares of
                                Andover.Net common stock, you will receive 425 shares of VA Linux common stock. However, if you own 1,500 shares of Andover.Net common stock, you will receive (x) 637 shares of VA Linux common stock and (y) cash in lieu of 0.50 of a share of VA Linux common stock (instead of a fractional share).

Q: WILL I BE ABLE TO TRADE
   THE
   VA LINUX COMMON STOCK
   THAT
   I RECEIVE IN THE MERGER?  A: Yes. The VA Linux common stock will be listed on the Nasdaq National Market under the symbol
                                "LNUX."

Q: WHEN AND WHERE IS THE
   SPECIAL MEETING?          A: The special meeting will take place at the
                                offices of Hutchins, Wheeler & Dittmar, A
                                Professional Corporation, 101 Federal Street, Boston, Massachusetts on June 2, 2000 at 10:00 a.m., local time.

Q: WHAT DO I NEED TO DO
   NOW?                      A: After carefully reading this proxy
                                statement/prospectus, mark on your proxy card how you want to vote, and sign and mail the completed proxy card in the enclosed return envelope as soon as possible, so your shares will be represented at the special meeting. If you sign and send in your proxy and do not indicate how you want to vote, your proxy will be counted as a vote for all matters to be voted on at the special meeting, including the merger. If you do not send in your proxy or you abstain, it will have the effect of a vote against all matters to be voted on at the special meeting, including the merger.

Q: WHAT DO I DO IF I WANT
   TO
   CHANGE MY VOTE AFTER I
   HAVE
   SENT IN MY PROXY CARD?    A: Just mail or deliver a later-dated, signed proxy
                                card so that the proxy card is received by us before the special meeting, or attend the special meeting in person and tell the secretary you want to cancel your proxy and vote in person.

Q: IF MY SHARES ARE HELD IN
   "STREET NAME" BY MY
   BROKER,
   WILL MY BROKER VOTE MY
   SHARES
   FOR ME?                   A: No. Your broker will vote your shares for you
                                only if you provide instructions on how to vote. You should instruct your broker to vote your shares, following the directions provided by your broker. Without instructions, your broker will not vote your shares, which will have the same effect as a vote against the merger.

Q: WHEN DO YOU EXPECT THE
  MERGER TO BE COMPLETED?    A: We are working toward completing the merger as
                                quickly as possible. We must receive stockholder approval of the merger. We expect to complete the merger before June 30, 2000.

Q: WHOM CAN I CALL WITH
   QUESTIONS?                A: If you have any questions about the merger or
                                any related transactions, please call Marian
                                Scott, Investor Relations at Andover.Net at
                                (978) 635-5300. You may also obtain additional information about VA Linux from documents filed with the Securities and Exchange Commission without charge upon written or oral request by following the instructions in the section entitled "Where you can find more information".

Q: WHAT ARE THE TAX
   CONSEQUENCES OF THE
   MERGER
   TO ME?                    A: VA Linux and Andover.Net each expect the merger
                                to qualify as a tax-free reorganization for U.S. federal income tax purposes. For this reason, you will not recognize gain or loss for U.S. federal income tax purposes with respect to the VA Linux common stock you receive in the merger. You will, however, recognize gain or loss on any cash received instead of a fractional share of VA Linux common stock.

                                Set forth in "Material Federal Income Tax
                                Consequences" is a description of the material U.S. federal income tax consequences of the transaction. The tax consequences to you will depend on the facts of your own situation. Please consult your tax advisors for a full understanding of the tax consequences to you of the merger.

Q: AM I ENTITLED TO
   APPRAISAL
   RIGHTS?                   A: No. Holders of Andover.Net common stock are not
                                entitled to appraisal rights in connection with the merger.

Q: WILL MY RIGHTS AS AN
   ANDOVER.NET STOCKHOLDER
   CHANGE AS A RESULT OF
   THE
   MERGER?                   A: Yes. While your stockholder rights will remain
                                governed by Delaware law, currently Andover.Net stockholder rights are governed by Andover.Net's certificate of incorporation and bylaws, while VA Linux stockholder rights are governed by VA Linux's certificate of incorporation and bylaws. You will become a VA Linux stockholder as a result of the merger. See "Comparison of Rights of Stockholders of Andover.Net and VA Linux."

Q: SHOULD I SEND IN MY
   STOCK
   CERTIFICATES NOW?         A: No. After the merger is completed, VA Linux will
                                send you written instructions for exchanging your Andover.Net stock certificates for VA Linux stock certificates.

Q: ARE THERE RISKS I SHOULD
   CONSIDER IN DECIDING
   WHETHER
   TO VOTE FOR THE MERGER?   A. Yes. In evaluating the merger, you should
                                carefully consider the factors discussion in the section entitled "Risk Factors" on page 17 and "Forward-Looking Statements" on page 34.

Q: DOES THE BOARD OF
   DIRECTORS
   OF ANDOVER.NET RECOMMEND
   VOTING IN FAVOR OF THE
   MERGER
   AND THE INCREASE IN THE
   NUMBER OF SHARES OF
   ANDOVER.NET COMMON STOCK
   RESERVED FOR ISSUANCE
   UNDER
   OUR 1999 STOCK OPTION
   PLAN?                     A: Yes. The board of directors of Andover.Net
                                unanimously approved the merger and the share increase and recommends that you vote "FOR" the proposal to approve the merger and the increase in the number of shares of Andover.Net common stock reserved for issuance under our 1999 Stock Option Plan.

                                    SUMMARY
                      MERGER OF ANDOVER.NET WITH VA LINUX

     This summary highlights selected information from this proxy statement/prospectus and may not contain all of the information that is important to you. For a more complete understanding of the merger, you should carefully read the rest of this document including the "Risk Factors" section beginning on page 17 and the other documents to which we refer. See "Where You Can Find More Information."

                                 THE COMPANIES

    VA Linux Systems, Inc.
    1382 Bordeaux Drive
    Sunnyvale, California 94089
    Telephone: (408) 542-8600

     VA Linux is a leading provider of integrated Linux-based solutions. VA Linux offers a single point of contact for all Linux systems, software and service needs. Since its inception, VA Linux has exclusively focused on developing and selling Linux-based solutions and has over five years of experience serving commercial Linux-based customers. This experience, combined with its broad base of technical expertise in Linux systems and software and its close ties to the open source development community, enables VA Linux to develop Linux-based solutions that are generally more reliable, scalable and cost effective than proprietary software solutions. VA Linux and Andover.Net signed an Agreement and Plan of Reorganization on February 2, 2000 and an Amended and Restated Agreement and Plan of Reorganization on April 26, 2000, which is referred to as the reorganization agreement throughout this proxy statement/prospectus. Subsequent to February 2, 2000, VA Linux acquired TruSolutions, Inc. and Net Attach, Inc. TruSolutions is a manufacturer of rackmount servers based on the Pentium III, Xeon and UltraSPARC processors specializing in low profile, high performance systems designed for the Internet Data Center, ISP, ASP, and OEM. Net Attach provides network-attached storage appliances for mission-critical deployment in corporate services or engineering environments.

    Andover.Net, Inc.
    50 Nagog Park
    Acton, Massachusetts 01720
    Telephone: (978) 635-5300

     Andover.Net is a leading Linux destination on the Internet. Serving 60 million page impressions to over 3 million unique visitors each month, Andover.Net includes one of the largest Linux news/community sites, Slashdot (slashdot.org); one of the largest sites for programmer resources, Freshmeat.net (www.freshmeat.net), and the popular developer e-commerce site, ThinkGeek (thinkgeek.com). With these sites and our other Linux sites such as FreeCode (freecode.com) and LinuxDaveCentral (www.linux.davecentral.com), Andover.Net's web sites account for over 50% of the visits to Linux destinations on the Internet. Andover.Net also includes cross-platform sites that provide programmer and developer resources for users of many popular operating systems such as Windows, UNIX and Macintosh in addition to Linux.

    Atlanta Acquisition Corp.
    1382 Bordeaux Drive
    Sunnyvale, California 94089
    Telephone: (408) 542-8600

     Atlanta Acquisition is a newly formed, wholly-owned subsidiary of VA Linux. Upon the completion of the merger, Atlanta Acquisition will be merged with and into Andover.Net. Andover.Net will become a wholly-owned subsidiary of VA Linux following the merger, and Atlanta Acquisition will no longer have a corporate existence.

                           SUMMARY OF THE TRANSACTION

     In the merger, Atlanta Acquisition will merge with and into Andover.Net. As a result, Atlanta Acquisition will cease to exist as a separate corporate entity, and Andover.Net will continue as the surviving corporation. The current Andover.Net will become a wholly-owned subsidiary of VA Linux. Stockholders of Andover.Net will receive 0.425 of a share of VA Linux common stock for each share of Andover.Net common stock held by them. VA Linux will not issue fractional shares to Andover.Net stockholders. Instead, VA Linux will pay cash for any fractional shares that would otherwise have been issued. Immediately after the merger, and based on the current number of shares of Andover.Net common stock and VA Linux common stock issued and outstanding as of April 3, 2000, current VA Linux stockholders will own approximately 85.9% of the combined public company's issued and outstanding shares, while current Andover.Net stockholders will own approximately 14.1%.

     The reorganization agreement, as amended, is attached to this proxy statement/prospectus as Appendix A. We encourage you to read it carefully as it is the legal document that sets forth the parties' rights. See "The Reorganization Agreement."

REASONS FOR MERGER

     The Andover.Net board of directors believes that the terms of the merger and reorganization agreement are fair to, and in the best interests of, Andover.Net and its stockholders. In reaching its unanimous decision, the Andover.Net board of directors considered the following factors among other things:

     - Andover.Net's business, results of operations and future prospects as an independent entity;

     - the relative interests of Andover.Net and VA Linux stockholders in the equity of the combined company;

     - the opinion of our financial advisor presented to the Board; and

     - results of VA Linux's results of operations.

     The potential benefits of the merger may not be realized. For a more complete description of the risks, see the sections entitled "Risk Factors" on page 17, and "VA Linux's Reasons for the Merger" and "Andover.Net's Reasons for the Merger".

RECOMMENDATION TO ANDOVER.NET STOCKHOLDERS

     The Andover.Net board of directors has concluded that the reorganization agreement, the certificate of merger and the merger are advisable and fair to, and in the best interest of, the Andover.Net stockholders and unanimously recommends that the stockholders vote to adopt and approve the reorganization agreement, the certificate of merger and the merger.

                      AMENDMENT TO 1999 STOCK OPTION PLAN

     The board of directors of Andover.Net has adopted an amendment to the 1999 Stock Option Plan to increase the aggregate number of shares from 1,736,225 to 3,136,225.

RECOMMENDATION TO ANDOVER.NET STOCKHOLDERS

     The Andover.Net board of directors unanimously recommends that the stockholders vote to adopt and approve the amendment to the Andover.Net option plan.

ANDOVER.NET SPECIAL MEETING

     The special meeting of Andover.Net stockholders will be held on June 2, 2000 at 10:00 a.m., local time, at Hutchins, Wheeler & Dittmar, A Professional Corporation, 101 Federal Street, Boston, Massachusetts 02110. At the special meeting, you will be asked to consider and vote upon a proposal to approve the reorganization agreement and a proposal to amend our 1999 Stock Option Plan.

RECORD DATE; VOTING POWER

     The close of business on April 3, 2000 has been fixed as the record date for determining the holders of Andover.Net common stock who are entitled to notice of and to vote at the special meeting. As of the record date, there were 16,003,627 shares of Andover.Net common stock outstanding, of which 6,520,953 shares (approximately 40.8% of the outstanding shares) of Andover.Net common stock were owned by affiliates of Andover.Net, each of whom has agreed that it or he will vote all such shares in favor of the approval and adoption of the reorganization agreement and the certificate of merger, approval of the merger and the approval of the increase in the number of shares reserved for issuance under our 1999 Stock Option Plan and has granted an irrevocable proxy to so vote to VA Linux. You, as a holder of record of shares of Andover.Net common stock on the record date, are entitled to one vote per share of Andover.Net common stock on each matter submitted to a vote at the special meeting.

VOTE REQUIRED

     The presence in person or by proxy of the holders of shares representing a majority of the voting power of Andover.Net common stock entitled to vote is necessary to constitute a quorum for the transaction of business at the special meeting. Holders of approximately 41.8% of the outstanding shares of Andover.Net common stock as of the record date have agreed to vote for the merger and will be considered present at the special meeting. The affirmative vote of holders of at least a majority of the Andover.Net common stock outstanding and entitled to vote is required for stockholder approval of the merger. The affirmative vote of at least a majority of the Andover.Net common stock present or represented and entitled to vote is required to approve the amendment to our 1999 Stock Option Plan. The persons named as proxy holders on the attached proxy card will vote your shares as you indicate on the card. If you sign your proxy card and do not specify on the proxy card how to vote your shares, the proxy holders will vote your shares in favor of (a) the reorganization agreement, the certificate of merger and the merger and (b) increasing the number of shares reserved under the Andover.Net 1999 Stock Option Plan. Abstentions and failures to return proxy cards will have the same effect as negative votes.

EFFECTIVE TIME OF THE MERGER; EXCHANGE OF SHARES

     The merger will become effective at the time and date when a copy of a certificate of merger is filed with the Secretary of State of the State of Delaware pursuant to the Delaware General Corporation Law, a copy of which is attached hereto as Appendix C. The time of such filing is currently expected to occur as soon as practicable after the special meeting, subject to adoption and approval of the reorganization agreement and the merger at the special meeting and satisfaction or waiver of the conditions of the reorganization agreement.

     If the merger is approved at the special meeting, an exchange agent will send to you detailed instructions with regard to the surrender of your Andover.Net common stock certificates, together with a letter of transmittal, as soon as reasonably practicable following the time the merger becomes effective. You should not submit your certificates to the exchange agent until you have received these materials. Upon surrender of your shares, you will receive a certificate representing the number of VA Linux shares you are entitled to receive under the reorganization agreement. You will also receive cash in lieu of fractional shares based on the closing price for shares of VA Linux common stock on the Nasdaq National Market on the last full trading day prior to the effective time of the merger. No interest will be paid or will accrue on any cash payable in lieu of any fractional shares of VA Linux common stock. See

"Summary -- The Reorganization Agreement" and, for a more detailed discussion, "The Reorganization Agreement".

                DO NOT SEND ANY SHARE CERTIFICATES AT THIS TIME.

FEES AND EXPENSES

     Each party will pay its own costs and expenses. However, all fees and printing expenses related to this proxy statement/prospectus, other than attorneys' and accountants', fees and expenses, will be shared equally by VA Linux and Andover.Net.

ACCOUNTING TREATMENT

     VA Linux intends to account for the merger as a "purchase" for financial accounting purposes, in accordance with generally accepted accounting principles.

     For a more complete description of the accounting treatment of the merger see the section entitled "The Merger -- Accounting Treatment."

FEDERAL INCOME TAX CONSEQUENCES

     The merger has been structured as a tax-free reorganization for U.S. federal income tax purposes. Accordingly, Andover.Net stockholders will not recognize gain or loss for U.S. federal income tax purposes on the exchange of their Andover.Net shares for shares of VA Linux common stock in the merger. However, some Andover.Net stockholders will recognize gain or loss in connection with the receipt of cash instead of a fractional share of VA Linux common stock.

     TAX MATTERS ARE VERY COMPLICATED, AND THE TAX CONSEQUENCES OF THE MERGER TO EACH ANDOVER.NET STOCKHOLDER WILL DEPEND ON THE FACTS OF THAT STOCKHOLDER'S SITUATION. YOU ARE URGED TO CONSULT YOUR TAX ADVISOR FOR A FULL UNDERSTANDING OF THE TAX CONSEQUENCES OF THE MERGER TO YOU.

FAIRNESS OPINION OF FINANCIAL ADVISOR TO ANDOVER.NET

     Andover.Net retained WR Hambrecht + Co as its financial advisor and agent in connection with the merger to render an opinion to the Andover.Net board of directors as to the financial fairness of the merger to Andover.Net and its stockholders.

     In deciding to approve the merger, the Andover.Net board considered this opinion, which stated that as of its date and subject to the considerations described in it, the consideration to be received in the merger by holders of Andover.Net common stock was fair from a financial point of view of those holders. We have attached this opinion as Appendix B to this proxy statement/prospectus, and this opinion should be read carefully in its entirety for a description of the assumptions made, matters considered and limitations on the review undertaken. This opinion does not constitute a recommendation to any stockholder as to how to vote with respect to any matter relating to the proposed merger. For a more detailed discussion of the fairness opinion see "The Merger -- Opinion of WR Hambrecht + Co, Financial Advisor to Andover.Net".

APPRAISAL RIGHTS

     The holders of Andover.Net common stock are not entitled to dissenters' or appraisal rights in connection with the merger under applicable Delaware law. For a more detailed description, see "The Merger -- Appraisal Rights."

THE REORGANIZATION AGREEMENT

     We have attached the reorganization agreement as Appendix A to this proxy statement/prospectus. We encourage you to carefully read the reorganization agreement in its entirety because it is the legal document that governs the merger.

Conditions to the Merger

     We will complete the merger only if a number of conditions are satisfied or waived including:

     - the receipt of the approval of the requisite number of Andover.Net stockholders at the special meeting;

     - the approval of the amendment to the Andover.Net 1999 Stock Option Plan by the requisite number of Andover.Net stockholders at the special meeting;

     - approval for listing on the Nasdaq National Market of the shares of VA Linux common stock to be issued pursuant to the reorganization agreement;

     - termination of the waiting period under the Hart-Scott-Rodino Antitrust Improvements Act;

     - the absence of legal restraints or prohibitions preventing the consummation of the merger;

     - the receipt of opinions of counsel to Andover.Net and VA Linux relating to the U.S. federal income tax consequences of the merger;

     - the effectiveness of the registration with the SEC of the issuance of shares of VA Linux common stock in connection with the merger;

     - the receipt of any necessary consents, orders or approvals of, and declarations and filings with, governmental entities;

     - the material correctness of the representations and warranties of each party contained in the reorganization agreement;

     - the performance or compliance by the parties in all material respects with all agreements and covenants required by the reorganization agreement;

     - the absence of a material adverse effect on the business, assets, capitalization, financial condition or results of operations of either VA Linux or Andover.Net;

     - the receipt of all consents, waivers and approvals of third parties that Andover.Net must obtain; and

     - the termination of the Andover.Net registration rights agreement.

Termination of the Reorganization Agreement

     The reorganization agreement may be terminated and the merger may be abandoned at any time prior to the filing of the certificate of merger with the Delaware Secretary of State as follows:

     - by mutual written consent of VA Linux and Andover.Net;

     - by either VA Linux or Andover.Net if:

      1. the merger is not consummated on or before June 30, 2000;

      2. any governmental entity prohibits the merger;

      3. Andover.Net stockholder approval is not obtained at the Andover.Net special meeting; or

      4. the other party breaches a representation, warranty, covenant or agreement contained in the reorganization agreement that is not curable by such party using commercially reasonable efforts and the party terminating the reorganization agreement is not in breach of the reorganization agreements.

     - by VA Linux if the Andover.Net board:

      1. withdraws or modifies its recommendation to the Andover.Net stockholders to approve the merger or recommends another proposal;

      2. fails to recommend the approval of the reorganization agreement and the merger to the Andover.Net stockholders;

      3. fails to reaffirm its unanimous recommendation in favor of the adoption and approval of the reorganization agreement and the merger within ten days after VA Linux requests in writing that such recommendation be reaffirmed;

      4. approves or recommends any offer or proposal relating to any transaction or series of related transactions involving: (A) any acquisition by any person or group of more than a 5% interest in the total outstanding voting securities of Andover.Net or any of its subsidiaries or any tender offer or exchange offer that if consummated would result in any person or "group" beneficially owning 5% or more of the total outstanding voting securities of Andover.Net or any of its subsidiaries or any merger, consolidation, business combination or similar transaction involving Andover.Net; (B) any sale, lease, exchange, transfer, license, acquisition or disposition of more than 5% of the assets of Andover.Net; or (C) any liquidation or dissolution of Andover.Net;

      5. fails to oppose, or recommends approval of, a tender offer or exchange offer, by a party other than VA Linux, that would result in the party obtaining 20% or more of the Andover.Net common stock; or

      6. solicits any proposal for any transaction as described above.

     If VA Linux or Andover.Net terminates the reorganization agreement because the merger is not consummated on or before June 30, 2000 or Andover.Net stockholder approval is not obtained, and within 15 months of such termination Andover.Net enters into any transaction or series of related transactions involving: (A) any acquisition by any person or group of more than a 5% interest in the total outstanding voting securities of Andover.Net or any of its subsidiaries or any tender offer or exchange offer that if consummated would result in any person or "group" beneficially owning 5% or more of the total outstanding voting securities of Andover.Net or any of its subsidiaries or any merger, consolidation, business combination or similar transaction involving Andover.Net; (B) any sale, lease, exchange, transfer, license, acquisition or disposition of more than 5% of the assets of Andover.Net; or (C) any liquidation or dissolution of Andover.Net, then upon consummation of such transaction Andover.Net will pay $30,000,000 to VA Linux.

     If VA Linux terminates the reorganization agreement because Andover.Net breaches a representation, warranty, covenant or agreement contained in the reorganization agreement that is not curable by Andover.Net using commercially reasonable efforts, then Andover.Net will pay $30,000,000 to VA Linux.

     For a more detailed discussion of the reorganization agreement, see "The Reorganization Agreement".

NO OTHER NEGOTIATIONS INVOLVING ANDOVER.NET

     Andover.Net agreed that until the completion of the merger or unless VA Linux consents in writing, Andover.Net and its subsidiaries will not, subject to the fiduciary obligations of Andover.Net's directors, solicit, or take other actions related to, any transaction other than the merger.

     For a detailed description of these limitations on Andover.Net's actions with respect to other transactions, see "The Reorganization
Agreement -- Additional Covenants -- No Solicitation".

LISTING OF VA LINUX COMMON STOCK

     VA Linux will authorize the VA Linux common stock that is to be issued in connection with the merger for listing on the Nasdaq National Market. The listing of the VA Linux common stock to be issued in connection with the merger is a condition to the merger's completion.

     When considering the unanimous recommendations of Andover.Net's board of directors, you should be aware that some Andover.Net directors, officers and affiliates have interests in the merger that are different from, or are in addition to, yours. These interests include:

     If the merger is completed, certain options to purchase shares of Andover.Net common stock will accelerate as follows. Fifty percent (50%) of the unvested option shares held by four members of senior management of Andover.Net, Peter Phelps, Adam Green, Derek Carroll and Janet Holian, will accelerate. If the merger occurred on April 3, 2000, options to purchase 132,952 shares held by these four individuals would accelerate and become vested. One hundred percent (100%) of the unvested option shares held by one member of senior management, James Patterson, and one director, James D. Logan, of Andover.Net will accelerate. If the merger occurred on April 3, 2000, options to purchase 56,723 shares held by these two individuals would accelerate and become vested.

     Twenty-six affiliates of Andover.Net have entered into affiliate agreements with VA Linux and have agreed not to sell any of the shares of Andover.Net held by them until the later of the closing of the merger or June 8, 2000.

     For a more complete description of the interests of related persons in the merger, see "The Merger -- Interests of Certain Persons in the Merger".

FORWARD-LOOKING STATEMENTS

     Some statements contained in this proxy statement/prospectus regarding future financial performance and results and other statements that are not historical facts are forward-looking statements. Please see "Forward-Looking Statements."

COMPARATIVE MARKET DATA

     The following table presents trading information for VA Linux common stock and Andover.Net common stock on February 2, 2000 and May 2, 2000. February 2, 2000 was the last full trading day prior to our announcement of the signing of the reorganization agreement. May 2, 2000 was the last practicable trading day for which information was available prior to the date of this proxy statement/prospectus. You should read the information presented below in conjunction with "Comparative Per Share Data".

                                   VA LINUX COMMON STOCK             ANDOVER.NET COMMON STOCK
                             ---------------------------------    ------------------------------
                               HIGH         LOW       CLOSING       HIGH        LOW      CLOSING
                             ---------    --------    --------    --------    -------    -------
February 2, 2000...........  $  138.00    $ 111.50    $136.875    $ 37.625    $28.625    $36.00
May 2, 2000................  $ 67.4375    $ 54.375    $ 64.375    $24.4375    $ 19.00    $22.50

     The market prices of shares of VA Linux common stock and Andover.Net common stock fluctuate. As a result, you should obtain current market quotations.

GOVERNMENTAL AND REGULATORY MATTERS

     The merger is subject to antitrust laws. VA Linux and Andover.Net have made the required filings with the U.S. Department of Justice and the Federal Trade Commission on March 20, 2000 and the parties received early termination of the waiting period on April 5, 2000. The Department of Justice or the Federal Trade Commission, as well as a foreign regulatory agency or government, may challenge the merger at any time before or after its completion.

     This summary may not contain all of the information that is important to you. You should read carefully this entire document and the other documents we refer to for a more complete understanding of the merger. In particular, you should read the documents attached to this proxy statement/prospectus, including the reorganization agreement, which is attached as Appendix A and the opinion of WR Hambrecht + Co, which is attached as Appendix B.

                SUMMARY HISTORICAL AND PRO FORMA FINANCIAL DATA

     The following tables present summary historical financial data, summary unaudited pro forma combined financial data, market price and dividend data and comparative per share data for VA Linux and Andover.Net. The summary unaudited pro forma data includes the results of operations and financial data of VA Linux, Andover.Net, TruSolutions, Inc. and NetAttach, Inc. and should be read in conjunction with the introduction to pro forma financial information, pro forma financial statements and related notes included elsewhere in this proxy statement/prospectus. This information has been derived from each company's respective financial statements and notes, which are included elsewhere in this proxy statement/prospectus.

     You should read the following summary financial data together with "VA Linux's Management's Discussion and Analysis of Financial Condition and Results of Operations," "Andover.Net's Management's Discussion and Analysis of Financial Condition and Results of Operations" and the financial statements and related notes included elsewhere in this proxy statement/prospectus.

                 SUMMARY HISTORICAL FINANCIAL DATA OF VA LINUX
                    (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

                                    PERIOD FROM
                                  JANUARY 9, 1995              YEAR ENDED JULY 31,                  SIX MONTHS ENDED
                                    (INCEPTION)     -----------------------------------------   -------------------------
                                        TO                                                      JANUARY 31,   JANUARY 28,
                                   JULY 31, 1995       1996        1997     1998       1999        1999          2000
                                  ---------------   -----------   ------   -------   --------   -----------   -----------
                                    (UNAUDITED)     (UNAUDITED)                                        (UNAUDITED)
STATEMENTS OF OPERATIONS DATA:
Net revenues....................      $ 1,135         $ 2,257     $2,743   $ 5,556   $ 17,710     $ 5,605      $ 35,039
Gross profit....................          388             266        181     1,062        (56)        228         4,796
Income (loss) from operations...          111            (169)      (462)       73    (14,531)     (1,898)      (22,851)
Net income (loss)...............          111            (170)      (474)       84    (14,512)     (1,912)      (21,616)
Net income (loss) attributable
  to common stockholders........          111            (170)      (474)       84    (14,512)     (1,912)      (26,516)
Basic net income (loss) per
  share.........................      $  0.01         $ (0.01)    $(0.05)  $  0.02   $  (2.62)    $ (0.46)     $  (1.73)
Diluted net income (loss) per
  share.........................      $  0.01         $ (0.01)    $(0.05)  $  0.01   $  (2.62)    $ (0.46)     $  (1.73)
Shares used in computing basic
  net income (loss) per share...       15,000          15,000      9,467     5,100      5,530       4,152        15,372
Shares used in computing diluted
  net income (loss) per share...       15,000          15,000      9,467    12,249      5,530       4,152        15,372

                                                              JULY 31,    JANUARY 28,
                                                                1999         2000
                                                              --------    -----------
                                                                          (UNAUDITED)
BALANCE SHEET DATA:
Cash and cash equivalents...................................  $18,653      $148,510
Working capital.............................................   16,230       146,981
Total assets................................................   27,595       165,255
Long-term obligations, less current portion.................      424           575
Total stockholders' equity..................................   18,363       150,144

         SUMMARY HISTORICAL CONSOLIDATED FINANCIAL DATA OF ANDOVER.NET
                    (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

                                                                                       THREE MONTHS ENDED
                                           YEAR ENDED SEPTEMBER 30,                       DECEMBER 31,
                              ---------------------------------------------------    -----------------------
                                 1995         1996      1997      1998      1999        1998          1999
                              -----------    ------    ------    ------    ------    -----------    --------
                              (UNAUDITED)                                            (UNAUDITED)
STATEMENTS OF OPERATIONS
  DATA:
Revenues..................      $  989       $  316    $  741    $1,290    $2,121      $  373       $  2,057
Gross profit..............         613          287       438       963     1,388         266          1,576
Loss from operations......           1         (573)     (590)     (445)   (5,055)       (796)        (3,774)
Net loss..................         (34)        (654)     (664)     (474)   (5,433)       (784)       (15,720)
Net loss attributable to
  common stockholders.....      $  (34)      $ (654)   $ (705)   $ (608)   $(5,787)    $ (829)      $(15,980)
Basic and diluted net loss
  per share...............      $(1.70)      $(0.38)   $(0.29)   $(0.12)   $(0.78)     $(0.14)      $  (1.61)
Shares used in computing
  basic and diluted net
  loss per share..........          20        1,763     2,468     5,110     7,419       5,960          9,923

                                                              SEPTEMBER 30,    DECEMBER 31,
                                                                  1999             1999
                                                              -------------    ------------
BALANCE SHEET DATA:
Cash and cash equivalents...................................     $ 9,871         $78,409
Working capital.............................................       8,014          78,241
Total assets................................................      14,440          84,417
Long-term obligations, less current portion.................         762              --
Redeemable convertible preferred stock......................      12,669              --
Stockholders' equity (deficit)..............................      (6,313)         81,842

        SUMMARY UNAUDITED PRO FORMA COMBINED FINANCIAL DATA OF VA LINUX
                    (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

     The summary pro forma financial data below presents VA Linux's summary statements of operations and certain balance sheet data on a pro forma basis to reflect VA Linux's acquisition of TruSolutions on March 28, 2000, and NetAttach on April 5, 2000, and to reflect the proposed acquisition of Andover.Net as though such transactions had occurred at the beginning of the periods presented. You should not rely on the selected unaudited pro forma combined financial information as an indication of the results of operations or financial position that would have been achieved if these mergers had taken place earlier or of the results of operations or financial position of VA Linux after completion of the mergers.

     We have included detailed unaudited pro forma condensed combined financial data beginning on page 139 of this proxy statement/prospectus.

                                                               YEAR ENDED      SIX MONTHS ENDED
                                                              JULY 31, 1999    JANUARY 28, 2000
                                                              -------------    ----------------
PRO FORMA COMBINED STATEMENT OF OPERATIONS DATA:
Net revenues................................................    $  26,347         $  47,334
Gross profit................................................        2,236             8,827
Amortization of intangibles and goodwill....................       75,064            37,533
Compensation expense related to acquisitions................       35,578            19,413
Amortization of deferred stock compensation.................        5,897             8,570
Loss from operations........................................     (132,404)          (84,417)
Net loss....................................................     (135,138)          (95,641)
Net loss applicable to common stockholders..................     (135,492)         (100,541)
Net loss per share:
  Basic net loss per share..................................    $  (10.34)        $   (4.38)
  Shares used in computing basic net loss per share.........       13,105            22,942

                                                              JANUARY 28, 2000
                                                              ----------------
                                                                (UNAUDITED)
PRO FORMA COMBINED BALANCE SHEET DATA:
Cash and cash equivalents...................................      $198,479
Working capital.............................................       194,564
Intangibles and goodwill....................................       306,131
Total assets................................................       527,137
Long-term obligations less current portion..................           686
Stockholders' equity........................................       504,809

                         MARKET PRICE AND DIVIDEND DATA

     VA Linux common stock and Andover.Net common stock are designated for inclusion on the Nasdaq National Market, or Nasdaq, under the symbols "LNUX" and "ANDN," respectively. This table sets forth for the periods indicated, the range of high and low per share sales prices for VA Linux common stock and Andover.Net common stock as reported on Nasdaq.

                                                            VA LINUX            ANDOVER.NET
                                                          COMMON STOCK         COMMON STOCK
                                                       ------------------    -----------------
                                                         LOW       HIGH        LOW       HIGH
                                                       -------    -------    -------    ------
Initial public offering to December 31, 1999.........  $170.50    $320.00    $ 35.06    $90.00
January 1, 2000 to March 31, 2000....................  $ 60.00    $207.75    $ 20.50    $49.00
April 1, 2000 to April 25, 2000......................  $26.875    $ 70.50    $  8.50    $23.50

     The following table sets forth the per share closing bid prices of VA Linux common stock and Andover.Net common stock as reported on Nasdaq and the estimated equivalent per share price, as described below, of Andover.Net common stock on February 2, 2000 the last full trading day before the initial public announcement of the proposed merger, on April 3, 2000, the record date for purposes of the merger vote and on April 25, 2000, the last full trading day before the amended reorganization agreement:

                                                                                ESTIMATED EQUIVALENT
                                                  VA LINUX      ANDOVER.NET         ANDOVER.NET
                                                COMMON STOCK    COMMON STOCK      PER SHARE PRICE
                                                ------------    ------------    --------------------
February 2, 2000..............................    $136.88          $36.00             $58.17
April 3, 2000.................................    $ 62.31          $21.13             $26.48
April 25, 2000................................    $ 39.75          $13.00             $16.89

     The estimated equivalent per share price of a share of Andover.Net common stock equals the exchange ratio of 0.425 multiplied by the price of a share of VA Linux common stock. You may use this calculation to determine what your shares of Andover.Net common stock will be worth if the merger is completed. If the merger had occurred on April 25, 2000, you would have received 0.425 shares of VA Linux common stock, worth a total of $16.89 for each share of Andover.Net common stock you owned. The actual equivalent per share price of a share of Andover.Net common stock that you will receive if the merger closes may be different from this price because the per share price of VA Linux common stock fluctuates.

     Neither VA Linux nor Andover.Net has ever declared or paid cash dividends on its common stock. The policies of each are to retain earnings for use in its business. Following the merger, VA Linux common stock will continue to be listed on Nasdaq and there will be no further market for the Andover common stock.

                           COMPARATIVE PER SHARE DATA

     The information below reflects:

     - the historical net loss from continuing operations and book value per share of VA Linux common stock and the historical net loss from continuing operations and book value per share of Andover.Net common stock in comparison with the unaudited combined pro forma loss from continuing operations and book value per share of VA Linux after giving effect to the proposed merger of VA Linux with Andover.Net, and the acquisitions by VA Linux of TruSolutions and NetAttach as though such transactions had occurred at the beginning of each the periods presented, using the purchase method of accounting for business combinations; and

     - the unaudited combined pro forma loss from continuing operations and book value per share attributable to 0.425 of a share of VA Linux common stock which will be received for each share of Andover.Net common stock.

     You should read the tables below in conjunction with the respective audited and unaudited consolidated financial statements and related notes of VA Linux, Andover.Net, TruSolutions and NetAttach and the unaudited pro forma financial information and notes related to these consolidated financial statements included elsewhere in this proxy statement/prospectus.

                                    VA LINUX

                                                               YEAR ENDED     SIX MONTHS ENDED
                                                              JULY 31, 1999   JANUARY 28, 2000
                                                              -------------   ----------------
                                                                                (UNAUDITED)
HISTORICAL PER SHARE DATA:
Loss from continuing operations:
  Basic and diluted net loss per share......................     $(2.62)           $(1.73)
Book value per share........................................     $ 1.19            $ 3.63

                                  ANDOVER.NET

                                                                                     THREE MONTHS
                                                                  YEAR ENDED             ENDED
                                                              SEPTEMBER 30, 1999   DECEMBER 31, 1999
                                                              ------------------   -----------------
HISTORICAL PER SHARE DATA:
Loss from continuing operations:
  Basic and diluted net loss per share......................        $(0.78)             $(1.61)
Book value per share........................................        $(0.79)             $ 5.20

                                    COMBINED

                                                               YEAR ENDED     SIX MONTHS ENDED
                                                              JULY 31, 1999   JANUARY 28, 2000
                                                              -------------   ----------------
                                                                                (UNAUDITED)
COMBINED PRO FORMA PER SHARE DATA:
Loss from continuing operations:
  Basic and diluted net loss per VA Linux share.............     $(10.34)          $(4.38)
  Basic and diluted net loss per equivalent Andover.Net
     share(1)...............................................     $ (4.39)          $(1.86)
Book value per VA Linux share...............................                       $12.20
Book value per equivalent Andover.Net share(1)..............                       $ 5.18

-------------------------
(1) The equivalent combined pro forma loss and book value per Andover.Net share is calculated by dividing the combined pro forma share amounts by the exchange ratio of 0.425 shares of VA Linux common stock for each share of Andover.Net common stock.

                                  RISK FACTORS

     The merger involves a high degree of risk. By voting in favor of the merger, you will be choosing to invest in VA Linux common stock. An investment in VA Linux common stock involves a high degree of risk. In addition to the other information contained or incorporated by reference in this proxy statement/prospectus, you should carefully consider the following risk factors in deciding whether to vote for the merger.

RISKS RELATING TO THE MERGER

YOU WILL RECEIVE 0.425 OF A SHARE OF VA LINUX COMMON STOCK FOR EACH OF YOUR SHARES OF ANDOVER.NET COMMON STOCK, REGARDLESS OF INCREASES IN MARKET VALUE OF ANDOVER.NET COMMON STOCK, DECREASES IN THE MARKET VALUE OF VA LINUX COMMON STOCK OR BOTH.

     Upon completion of the merger, each share of Andover.Net common stock will be exchanged for 0.425 of a share of VA Linux common stock. There will be no adjustment for changes in the market price of either Andover.Net or VA Linux common stock, and Andover.Net is not permitted to withdraw from the merger or resolicit the vote of its stockholders solely because of changes in the market value of VA Linux or Andover.Net common stock. Accordingly, the specific dollar value of VA Linux common stock you will receive upon completion of the merger will depend on the market value of VA Linux common stock at the time of the completion of the merger. This value may decrease compared to the market value of Andover.Net common stock based on decreases in the value of VA Linux common stock, increases in the value of Andover.Net common stock or both. See "The Reorganization Agreement -- The Merger".

THE FAILURE TO EFFECTIVELY INTEGRATE VA LINUX AND ANDOVER.NET COULD HAVE A MATERIAL ADVERSE EFFECT ON THE BUSINESS OF THE COMBINED COMPANY.

     Achieving the anticipated benefits of the merger will depend in part on the integration of the two businesses in an efficient manner, and there can be no assurance that this will occur. A successful combination of VA Linux and Andover.Net will require substantial effort. The difficulty of the integration may be increased by the geographical separation of the two companies and their employees. For example, VA Linux may not be able to retain key executives and employees of Andover.Net after the merger. Diversion of management's attention from ongoing operations and any difficulties encountered in the transition and integration process could have a material adverse effect on the revenues, expenses and operating results of the combined company. VA Linux may not realize any of the anticipated benefits of the merger.

THE MERGER COULD CAUSE VA LINUX AND ANDOVER.NET TO LOSE CUSTOMERS OR STRATEGIC PARTNERS.

     Some of Andover.Net's existing customers or strategic partners may view themselves as competitors of some of VA Linux's customers or of VA Linux itself and therefore determine that the merger is competitively disadvantageous to them. As a result, the merger could adversely affect the combined company's relationship with these customers or strategic partners, and they could terminate their relationships with the combined company as a result of the merger.

OFFICERS AND DIRECTORS OF ANDOVER.NET HAVE DIFFERENT INTERESTS FROM YOURS AS AN ANDOVER.NET STOCKHOLDER.

     The directors and officers of Andover.Net have interests in the merger that are different from, or are in addition to, those of Andover.Net stockholders generally. These include:

     - some officers of Andover.Net will become employees of VA Linux and will have employment agreements;

     - some officers of Andover.Net will be granted options to purchase VA Linux common stock;

     - Andover.Net directors and executive officers have customary rights to indemnification against liabilities; and

     - some officers and directors of Andover.Net have unvested options that will vest partially in connection with this transaction.

     As a result, officers and directors could be more likely to vote to approve the reorganization agreement and the merger than if they did not hold these interests. See "The Merger -- Interests of Certain Persons".

RISKS RELATED TO THE BUSINESS OF THE COMBINED COMPANY

BECAUSE BOTH VA LINUX AND ANDOVER.NET HAVE LIMITED OPERATING HISTORIES AND OPERATE IN A NEW INDUSTRY IT IS DIFFICULT TO EVALUATE THE COMBINED COMPANY'S BUSINESS PROSPECTS AND RESULTS OF OPERATIONS.

     VA Linux was founded in January 1995, and Andover.Net was founded in May 1992, but only commenced its Internet focus in March 1997. VA Linux has recently expanded operations significantly. For example, VA Linux grew from 33 employees at January 31, 1999 to 208 employees at January 28, 2000, and only two members of VA Linux's current management team were employed by VA Linux at the end of fiscal 1998. Furthermore, VA Linux participates in the Linux industry, which has only recently exhibited significant growth. You should consider the risks and difficulties the combined company may encounter as an early stage company in the new and rapidly evolving Linux products and services market. Some of the factors that may affect the combined company include:

     - the evolving and unpredictable nature of the combined company's business model;

     - the uncertain rate of growth in usage and acceptance of the Linux operating system and other open source software;

     - the uncertain demand for the combined company's products;

     - the need to expand the combined company's sales, professional services and customer support organizations;

     - the need to expand the combined company's Internet operations;

     - acquiring businesses and technologies;

     - increased competition in the Linux industry, particularly from larger, more established companies that are entering into the Linux market, as well as the competition the combined company faces from general purpose computer systems manufacturers; and

     - the combined company's ability to attract and retain qualified management and professional services personnel.

     If VA Linux fails to address any of these risks or difficulties adequately, the combined company's business strategy may not be successful, and the combined company's revenues may not grow and may decline.

VA LINUX HAS A HISTORY OF LOSSES AND EXPECTS TO INCUR NET LOSSES FOR THE FORESEEABLE FUTURE, AND THE COMBINED COMPANY MAY NEVER ACHIEVE PROFITABILITY.

     VA Linux incurred net losses of $14.5 million in fiscal 1999, $21.6 million for the six months ended January 28, 2000, and had an accumulated deficit of $41.5 million as of January 28, 2000. Andover.Net incurred net losses of $5.4 million in fiscal 1999, $15.7 million for the quarter ended December 31, 1999 and had an accumulated deficit of $24.2 million as of December 31, 1999. VA Linux expects to continue to incur significant product development, sales and marketing and administrative expenses, particularly as a result of expanding its direct sales force. In addition, VA Linux is investing considerable resources in its professional services organization and its Internet operations. VA Linux does not expect to generate sufficient revenues to achieve profitability and, therefore, VA Linux expects the combined company to continue to incur net losses for at least the foreseeable future. If VA Linux does achieve profitability, VA Linux may not be able to sustain it. Failure to become and remain profitable may materially and adversely affect the market price of VA Linux common stock and the combined company's ability to raise capital and continue operations.

AS ITS BUSINESS MATURES, VA LINUX'S NET REVENUES MAY NOT CONTINUE TO GROW AT THE SAME RATE IN THE FUTURE AS THEY HAVE IN THE PAST.

     Although VA Linux's net revenues have grown substantially in recent quarters, VA Linux does not expect its net revenues to grow at such a rapid rate in the future, and they could decline. This growth rate reflects increases in customers and average order size, as well as the introduction of a new server model in the third quarter of fiscal 1999 and increased focus on professional services in the second quarter of fiscal 2000. As VA Linux's business matures, it is unlikely that its net revenues will continue to grow at the same rate. VA Linux believes that its future growth rates will depend on the success of its sales and marketing efforts, which will require significant expenditures that VA Linux may not have sufficient resources to undertake, as well as the success of VA Linux's professional services organization, which to date has not represented a significant portion of VA Linux's revenues. In addition, increased competition and slower than anticipated growth in VA Linux's market could also affect the combined company's revenue growth. If the combined company's net revenues do not increase at or above the rate analysts expect, the trading price for its common stock may decline.

BECAUSE VA LINUX HAS A LIMITED OPERATING HISTORY AND BECAUSE THE MARKET FOR LINUX-BASED SYSTEMS IS RAPIDLY EVOLVING, VA LINUX MAY NOT ACCURATELY FORECAST ITS SALES AND REVENUES, WHICH WOULD CAUSE QUARTERLY FLUCTUATIONS IN THE COMBINED COMPANY'S NET REVENUES AND RESULTS OF OPERATIONS AND MAY RESULT IN VOLATILITY IN VA LINUX'S STOCK PRICE.

     VA Linux's ability to accurately forecast its quarterly sales and revenues is made difficult by its limited operating history and the new and rapidly evolving market for Linux-based systems in general, and VA Linux's products in particular. In addition, most of VA Linux's operating costs are fixed and based on VA Linux's revenue expectations. Therefore, if VA Linux has a shortfall in revenues, it may be unable to reduce its expenses quickly enough to avoid lower quarterly operating results. During fiscal 1999, VA Linux hired 138 employees, moved into significantly larger facilities and greatly increased its operating expenses. In fiscal 2000 VA Linux has continued to add a significant number of new employees and plans to relocate to larger facilities. VA Linux does not know whether its business will grow rapidly enough to absorb these costs. As a result, the combined company's quarterly operating results could fluctuate, and such fluctuation could adversely affect the market price of its common stock.

     VA Linux's quarterly net revenues and results of operations may vary significantly in the future due to a number of additional factors, many of which are outside of VA Linux's control. The primary factors that may cause VA Linux's quarterly net revenues and results of operations to fluctuate include the following:

     - demand for and market acceptance of Linux-based systems and VA Linux's products and services;

     - increases in manufacturing costs, including the prices of components which are used in VA Linux's products;

     - reductions in the sales price of systems offered by VA Linux's or its competitors;

     - VA Linux's ability to develop, introduce and market new products and product enhancements that meet customer requirements in a timely manner;

     - VA Linux's contract manufacturers' ability to manufacture sufficient quantities of systems and maintain the quality of VA Linux's systems;

     - VA Linux's contract manufacturers ability to obtain sufficient supplies of sole or single source components, including power supplies, backplane circuit boards, motherboards and central processing units;

     - the introduction of competing products by larger companies which market general or limited purpose servers and computers;

     - the failure of Linux developers to enhance and develop the Linux operating system;

     - economic conditions generally and in the specific industries in which VA Linux's customers operate; and

     - costs related to acquisitions of complementary technologies or businesses.

     Accordingly, you should not rely on the results of any past periods as an indication of VA Linux's future performance. It is likely that in some future periods, VA Linux's operating results may be below expectations of public market analysts or investors. If this occurs, the price of VA Linux's common stock may drop.

VA LINUX HAS RECENTLY ACQUIRED SEVERAL COMPANIES AND IT MAY NOT BE ABLE TO SUCCESSFULLY INTEGRATE AND MANAGE THESE COMPANIES.

     VA Linux has recently acquired TruSolutions, Inc., a San Diego, California company which designs and manufactures high-performance rack-mounted servers and computers for the internet/intranet, appliance, telecommunications and military industries, and Net Attach, Inc., a Santa Clara, California company which provides network attached storage solutions for the PC server market. These two companies will have 79 employees which must be integrated with VA Linux's employees. The integration of these employees and the operations of these companies into VA Linux's business may also require significant resources of VA Linux including attention of VA Linux's management. We cannot assure you that VA Linux will be able to successfully integrate the employees and other operations of these companies into VA Linux's business or that VA Linux will be successful in managing the operations of these companies. If VA Linux is not able to successfully integrate and manage the operations of these operations of these companies, VA Linux's business may be materially harmed.

IF VA LINUX DOES NOT SUCCESSFULLY MANAGE ITS EXPECTED GROWTH, IT MAY NOT BE ABLE TO SUCCESSFULLY OFFER ITS SERVICES AND GROW ITS BUSINESS.

     VA Linux's ability to successfully offer our services and grow our business requires an effective planning and management process. Since VA Linux began operations, it has significantly increased the size of its operations. This growth will place a significant demand on VA Linux's management and VA Linux's operational resources. In order to manage growth effectively, in the past six months, VA Linux has implemented or updated VA Linux's operational and financial systems, procedures and controls, including the implementation of an enterprise resource planning system and a web-based ordering system. VA Linux's systems will continue to require additional modifications and improvements to respond to future changes in VA Linux's business. VA Linux's key personnel have limited experience managing this type of growth. If VA Linux cannot manage its growth effectively or if VA Linux fails to timely implement appropriate internal systems, procedures, controls and necessary modifications and improvements to these systems, VA Linux's business will suffer.

FURTHER ACQUISITIONS COULD RESULT IN DILUTION TO THE COMBINED COMPANY'S STOCKHOLDERS, OPERATING DIFFICULTIES AND OTHER HARMFUL CONSEQUENCES FOR THE COMBINED COMPANY.

     VA Linux expects that the combined company will acquire or invest in additional businesses, products, services and technologies that complement or augment its service and product offerings and customer base. VA Linux has recently acquired TruSolutions and Net Attach. VA Linux and Andover.Net are currently engaged in discussions with a number of companies regarding strategic acquisitions or investments. Although these discussions are ongoing, neither VA Linux nor Andover.Net has signed any definitive agreements and cannot assure you that any of these discussions will result in actual acquisitions.

     To be successful, the combined company will need to identify suitable acquisition candidates. In the event of future acquisitions, the combined company will face additional financial and operational risks, including:

     - difficulty in assimilating the operations, technology and personnel of acquired companies;

     - disruption in the combined company's business because of the allocation of resources to consummate these transactions and the diversion of management's attention from the combined company's core business;

     - difficulty in retaining key technical and managerial personnel from acquired companies;

     - dilution of the combined company's stockholders if the combined company issues equity to fund these transactions;

     - assumption of operating losses, increased expenses and liabilities;

     - harm to the combined company's reputation if the open source development community does not approve of these transactions;

     - the combined company's relationships with existing employees, customers and business partners may be weakened or terminated as a result of these transactions; and

     - the combined company may experience one-time in-process research and development charges and ongoing expenses associated with amortization of goodwill and other purchased intangible assets.

IF VA LINUX EXPANDS ITS INTERNATIONAL OPERATIONS, VA LINUX WILL FACE ADDITIONAL RISKS, WHICH COULD HARM ITS FINANCIAL CONDITION AND RESULTS OF OPERATIONS.

     To date, substantially all of VA Linux's net revenues have been derived from sales of its products in North America. However, VA Linux intends to begin selling its products overseas during fiscal 2000. VA Linux anticipates that as it expands its international sales, it will fulfill orders through international facilities operated by Synnex. VA Linux could experience difficulties and disruptions in the manufacture of its products while it transitions some manufacturing operations to these new facilities. VA Linux's inability to scale manufacturing of its products in foreign facilities, and any manufacturing delays or disruptions that occur, could prevent VA Linux from increasing international sales and achieving the timely delivery of products to customers located in foreign jurisdictions. This could result in lost revenues and slower revenue growth.

     Additionally, it will be costly to establish international facilities and operations, promote VA Linux's brand internationally and develop localized web sites and other systems. VA Linux may be required to develop foreign language translations of software incorporated into VA Linux's systems. Revenue from international sales may not offset the expense of establishing and maintaining these foreign operations. VA Linux has no previous experience with any of these matters. As VA Linux expands its international operations, it will face a number of additional challenges associated with the conduct of business overseas. For example:

     - VA Linux may have difficulty managing and administering a globally-dispersed business;

     - fluctuations in exchange rates may negatively affect the combined company's operating results;

     - VA Linux may encounter greater difficulty in collecting accounts receivable resulting in longer collection periods;

     - VA Linux may not be able to repatriate the earnings of its foreign operations;

     - VA Linux will have to comply with a wide variety of foreign laws and regulatory requirements with which it is not familiar and unexpected changes in these laws and requirements; and

     - VA Linux may not be able to adequately protect its trademarks and other intellectual property overseas due to the uncertainty of laws and enforcement in certain countries relating to the protection of intellectual property rights.

VA LINUX'S FUTURE NET REVENUES DEPEND ON CONTINUED SALES OF ITS SERVERS, AND VA LINUX'S BUSINESS WILL SUFFER IF DEMAND FOR, OR REVENUES FROM, ITS SERVERS DECLINES.

     Historically, VA Linux has derived a large percentage of its net revenues from sales of its servers. Sales of VA Linux's servers represented approximately 59% of its net revenues in fiscal 1999 and approximately 89% of its net revenues in the six-months ended January 28, 2000. VA Linux expects sales of these servers to continue to account for a substantial majority of its net revenues for the foreseeable future. Any factors adversely affecting the pricing of, or demand for, these servers, including increased competition or decreased market acceptance of Linux systems, could cause VA Linux's net revenues to decline and its business to suffer.

VA LINUX'S SUCCESS DEPENDS ON DEVELOPING NEW SYSTEMS THAT ACHIEVE MARKET ACCEPTANCE AND ON THE SUCCESS OF VA LINUX'S PROFESSIONAL SERVICES ORGANIZATION.

     VA Linux develops systems that are optimized to run the Linux operating system, particularly for use in Internet-related applications. Developing new products that meet the needs of emerging market segments requires VA Linux to incur significant research and development expenses and commit substantial engineering resources. If VA Linux fails to introduce new products that address the needs of emerging market segments, or if its new systems do not achieve market acceptance, its future growth and profitability could suffer. VA Linux's success also depends on customers choosing its professional consulting services and support over those of its competitors, and its ability to attract and retain qualified personnel in the area of professional services. If customers do not select VA Linux's services, or if VA Linux is unable to meet customer demand for such services, VA Linux's revenues may not grow and may decline, and VA Linux's business will be harmed.

FAILURE TO MAINTAIN OR INCREASE VA LINUX'S GROSS MARGIN WILL HARM ITS RESULTS OF OPERATIONS.

     VA Linux's gross margin may be affected by decreases in the average selling prices of its systems or increased manufacturing costs or increased costs of providing service revenues. VA Linux has experienced fluctuations in the average selling prices of its products to date. VA Linux anticipates that as the market for Linux systems grows, the average unit price of VA Linux's products will continue to fluctuate and may decrease. The average unit price of VA Linux's products may also decrease in response to changes in product mix, competitive pricing pressures, new product introductions by VA Linux's or its competitors or other factors. If VA Linux is unable to offset a decrease in the average selling prices of its existing products by developing and introducing products and services with higher margins or by reducing its product and manufacturing costs, VA Linux's gross margins will suffer.

     To maintain or increase its gross margin, VA Linux also must continue to reduce the manufacturing cost of its products and the costs of providing professional services. VA Linux's products incorporate a significant number of commodity components, and VA Linux's gross margin will fluctuate as a result of changes in the cost of these components. Component prices can increase for a number of reasons, including temporary or extended supply shortages. Increases in VA Linux's manufacturing costs, whether due to increase component costs or other factors, could seriously harm VA Linux's business. VA Linux has recently announced its intention to increase the amount of revenues it derives from professional services. As a result, it has begun hiring additional staff to provide these services. If VA Linux, is unable to increase professional services revenues quickly enough, gross margins on these revenues may decline and may adversely affect VA Linux's overall gross margins.

IF VA LINUX DOES NOT INTRODUCE NEW PRODUCTS AND SERVICES IN A TIMELY MANNER, ITS PRODUCTS AND SERVICES WILL BECOME OBSOLETE, AND ITS OPERATING RESULTS WILL SUFFER.

     The computer systems market is characterized by rapid technological change, frequent new product enhancements, uncertain product life cycles, changes in customer demands and evolving industry standards. VA Linux's products could be rendered obsolete if products based on new technologies are introduced or new industry standards emerge.

     Enterprise computing environments are inherently complex. As a result, we cannot accurately estimate the life cycles of our products. New products and product enhancements can require long development and testing periods, which requires us to hire and retain increasingly scarce, technically competent personnel. Significant delays in new product releases or significant problems in installing or implementing new products could seriously damage VA Linux's business. VA Linux has, on occasion, experienced delays in the scheduled introduction of new and enhanced products and may experience similar delays in the future.

     The combined company's future success depends upon its ability to enhance existing products, develop and introduce new products, satisfy customer requirements and achieve market acceptance. This process is made more challenging by the fact that much of the software development for VA Linux's products is done by the open source community and the combined company must work with a large number of developers who are not our employees in this process. The combined company may not successfully identify new product opportunities and develop and bring new products to market in a timely and cost-effective manner.

VA LINUX'S ABILITY TO INTRODUCE NEW PRODUCTS OR PRODUCT ENHANCEMENTS WILL BE IMPAIRED IF LINUX DEVELOPERS DO NOT CONTINUE TO ENHANCE THE CORE SOURCE CODE OF THE LINUX OPERATING SYSTEM AND DEVELOP LINUX-BASED APPLICATIONS.

     The combined company may not be able to introduce new products or product enhancements on a timely basis unless efforts by Linux developers to expand the functionality of the Linux operating system continue and are successful. VA Linux cannot guarantee that these efforts will continue or be successful because the core of the Linux operating system, or the Linux kernel, is maintained by third parties. Linus Torvalds, the original developer of the Linux kernel, and a small group of independent engineers are primarily responsible for the development and evolution of the Linux kernel. Mr. Torvalds is not an employee of VA Linux. If Mr. Torvalds and other third-party developers fail to further develop the Linux kernel or if the development community does not continue to improve the functionality of the operating system or introduce new open source software or software enhancements, VA Linux's ability to market its existing and future Linux products would suffer. In this event, the combined company may also be forced to rely to a greater extent on its own development efforts or the development efforts of third-party consultants, which would significantly increase its costs. Any failure on the part of the Linux kernel developers to further develop and enhance the Linux kernel could stifle the development of additional Linux-based applications for use with the combined company's products, which would harm the combined company's product sales.

IF ADDITIONAL SOFTWARE APPLICATIONS COMPATIBLE WITH LINUX ARE NOT DEVELOPED, VA LINUX'S BUSINESS AND RESULTS OF OPERATIONS WILL BE HARMED.

     VA Linux's products are currently purchased primarily for Internet-related applications and by research facilities. For Linux, in general, and VA Linux's products, in particular, to gain acceptance in mainstream business and consumer markets, more third-party software applications designed to operate on Linux-based operating systems must be introduced and achieve market acceptance. Many widely used applications, such as Microsoft Office, Intuit Quicken, Adobe PhotoShop and others, cannot run natively on Linux operating systems. Many available Linux applications, such as word processors, databases, accounting packages, spreadsheets, e-mail programs, Internet browsers, presentation and graphics software and personal productivity applications, have not achieved mainstream market acceptance. If third parties do not introduce more software applications designed to operate on the Linux operating system and achieve market acceptance, VA Linux products will not gain mainstream business and consumer acceptance, and VA Linux may not be able to maintain its product sales growth.

IF THE LINUX DEVELOPER COMMUNITY FAILS TO SUPPORT US OR REACTS NEGATIVELY TO VA LINUX'S BUSINESS STRATEGY, VA LINUX'S BUSINESS WILL BE HARMED.

     A majority of the software VA Linux uses is developed and maintained by third parties in the open source software community. If these third parties fail to support VA Linux for any reason, VA Linux would be forced to rely to a significantly greater extent on its own development efforts. This would require VA Linux to hire additional developers and increase its development expenses and could adversely impact product release schedules. Some members of the open source software developer community have criticized companies that profit from open source software. This type of negative reaction by third parties in the Linux developer community could harm the combined company's reputation, diminish the combined company's brand and result in lower net revenues.

IF VA LINUX'S SINGLE SOURCE CONTRACT MANUFACTURER IS UNABLE TO MEET VA LINUX'S MANUFACTURING NEEDS, VA LINUX'S RESULTS OF OPERATIONS WILL BE HARMED.

     VA Linux relies on Synnex Information Technologies, Inc. to produce all of its products and does not currently intend to qualify any other contract manufacturer. With the exception of a small internal systems integration and prototyping facility, VA Linux has relocated its internal manufacturing organization to Synnex's manufacturing facility in Fremont, California. Presently, all of VA Linux's manufacturing is done at this one site and, in the event of a natural disaster, VA Linux's business could be harmed.

     Under VA Linux's agreement with Synnex, Synnex is not obligated to supply products to VA Linux for any specific period, or in any specific quantity, except as may be provided in a particular purchase order which has been accepted by Synnex. If Synnex experiences delays, disruptions, capacity constraints or quality control problems in its manufacturing operations, then product shipments to VA Linux's customers could be delayed, which would negatively impact VA Linux's net revenues and VA Linux's competitive position and reputation. Moreover, VA Linux's contract with Synnex may be terminated for any reason at any time by either party upon 120 days advance notice.

     Synnex subleases to VA Linux space in its facilities for VA Linux's manufacturing operations. If VA Linux's sublease with Synnex terminates, VA Linux will need to lease additional space for its manufacturing operations, which may not be available to VA Linux on commercially reasonable terms, if at all. In addition, VA Linux may need to qualify a new contract manufacturer and may be unable to find a contract manufacturer that meets VA Linux's needs or that can source components as cost-effectively as VA Linux's current contract manufacturer.

     Additionally, qualifying a new contract manufacturer and commencing volume production is expensive and time consuming. Transferring manufacturing operations can significantly disrupt product supply. If VA

Linux is required or chooses to change contract manufacturers, VA Linux may lose sales and may experience increased manufacturing or component costs, and its customer relationships may suffer.

SYNNEX DEPENDS ON SINGLE AND LIMITED SOURCE SUPPLIERS FOR KEY COMPONENTS, WHICH MAKES VA LINUX SUSCEPTIBLE TO SUPPLY SHORTAGES OR PRICE FLUCTUATIONS THAT COULD ADVERSELY AFFECT ITS OPERATING RESULTS.

     Synnex, VA Linux's contract manufacturer, depends on single source suppliers for a number of key components for VA Linux's products, such as industry standard processors, power supplies, custom printed circuit boards, chassis and sheet metal parts. It also depends on a limited number of sources to supply several other industry standard components. For fiscal 2000, Converter Concepts, Inc. is VA Linux's single source for power supplies used in its FullOn model of server product and Tyco International for backplane circuit boards, motherboards and central processing units in its server products. It would be difficult for VA Linux to identify another source of supply if either of these suppliers were unable to meet our requirements for any reason. In addition, VA Linux does not have a long-term binding agreement with either Converter Concepts, Inc. or Tyco International.

     In the past, Synnex has experienced, and may in the future experience, shortages of, or difficulties in, acquiring these components. If Synnex is unable to buy these components in adequate quantities at the times required, the combined company may not be able to manufacture its products on a timely basis, which would harm the combined company's operating results. In addition, if Synnex is required to pay higher prices for these single or limited source components and the combined company is required to pay higher prices for products, its gross margin would be harmed. Furthermore, overall market conditions affecting supply and pricing for key commodity components are known to fluctuate significantly at times, and increases in the costs of key components could harm the combined company's business.

IF VA LINUX FAILS TO ACCURATELY PREDICT ITS MANUFACTURING REQUIREMENTS, VA LINUX COULD INCUR ADDITIONAL COSTS OR EXPERIENCE MANUFACTURING DELAYS.

     VA Linux provides forecasts of its demand to Synnex up to five months prior to scheduled delivery of products to its customers. If VA Linux overestimates its requirements, Synnex may have excess inventory, which would increase the combined company's costs. If VA Linux underestimates its requirements, Synnex may have inadequate inventory, which could interrupt manufacturing of the combined company's products and result in delays in shipments and revenues. Lead times for materials and components VA Linux orders vary significantly and depend on factors such as the specific supplier, contract terms and demand for each component at a given time. The combined company may experience shortages of certain components from time to time, which could delay the manufacturing of the combined company's products.

VA LINUX MAY NOT BE ABLE TO COMPETE WITH MORE ESTABLISHED COMPANIES.

     In the market for computer systems, VA Linux faces significant competition from larger companies who market general-purpose computers and have greater financial resources, more established direct and indirect sales channels and greater name recognition than VA Linux does. These companies include Compaq Computer Corporation, Dell Computer Corporation, Fujitsu International, Inc., Hewlett-Packard Company, International Business Machines and Sun Microsystems, Inc. In most cases, these companies primarily sell systems that run proprietary operating systems, such as Microsoft Windows and variants of UNIX, including Solaris. These companies also have larger and more established service organizations to support these products and operating systems. These companies may be able to leverage their existing organizations, including their service organizations, and provide a wider offering of products and higher levels of support on a more cost-effective basis than the combined company can. VA Linux may not be able to compete successfully with these current or potential competitors. In addition, these companies may be able to undertake more extensive promotional activities, adopt more aggressive pricing policies and offer more attractive terms to their customers than VA Linux can. In addition, these companies may be able to undertake more extensive promotional activities, adopt more aggressive pricing policies and offer more attractive terms to their customers than the combined company can. VA Linux also faces competition in narrow, vertical markets from limited purpose computer vendors that offer products that are carefully tailored for specific applications which better address the needs of these customers. Furthermore, because Linux can be downloaded from the Internet for free or purchased at a nominal cost and modified and re-sold with few restrictions, traditional barriers to market entry are minimal. Accordingly, it is possible that new competitors or alliances among existing competitors may emerge and rapidly acquire significant market share. Any pricing pressures or loss of potential customers resulting from our failure to compete effectively would reduce the combined company's revenues. We also may not be able to compete successfully with these current or potential competitors.

VA LINUX MAY NOT BE ABLE TO EFFECTIVELY COMPETE AGAINST OTHER PROVIDERS OF LINUX-BASED COMPUTER PRODUCTS OR NEW MARKET ENTRANTS.

     Many large, general-purpose computer vendors, such as Compaq, Dell, Gateway, Hewlett-Packard and IBM, have recently introduced Linux-based systems. The systems offered by these companies may have greater functionality and lower prices than those VA Linux currently provides, making VA Linux's systems less attractive to its customers. Even if the functionality of the standard features of these products is equivalent to VA Linux's, VA Linux faces a substantial risk that a significant number of customers will choose not to purchase products from a less well-known vendor regardless of the competitiveness of VA Linux's solutions.

IF VA LINUX IS UNABLE TO PROVIDE HIGH-QUALITY CUSTOMER SUPPORT AND SERVICES, IT WILL BE UNABLE TO MEET THE NEEDS OF ITS CUSTOMERS. IN ADDITION, VA LINUX'S PRODUCTS AND SERVICES ARE DEPENDENT UPON THE EFFORTS OF MEMBERS OF THE OPEN SOURCE COMMUNITY.

     For VA Linux's business to succeed, it must effectively market its integrated system and service solution. If VA Linux's service organization does not meet the needs or expectations of customers, it faces an increased risk that customers will purchase systems from other integrated solution providers or purchase systems from one vendor and services from a Linux specialist.

     The quality of VA Linux's products and services is dependent on the efforts and the expertise of members of the open source community. If VA Linux does not continue to work productively with these members, its ability to provide product enhancement and quality services will be harmed, which would harm its revenues and compromise its reputation in the open source community and with customers.

IF VA LINUX FAILS TO RETAIN AND EXPAND ITS CUSTOMER BASE, ITS REVENUES COULD DECLINE SUBSTANTIALLY.

     VA Linux faces competition from different sources, and VA Linux must compete effectively against other current and future competitors to retain and expand its customer base. VA Linux believes the principal factors on which VA Linux competes include:

     - product functionality;

     - quality and availability of professional services;

     - quality of product and product support;

     - total cost of ownership;

     - system performance at different price points;

     - reusability for multiple applications;

     - sales and distribution efficiency; and

     - brand name recognition.

     To be competitive, VA Linux must respond promptly and effectively to the challenges of technological change, evolving standards and VA Linux's competitors' innovations by continuing to enhance VA Linux's products and grow VA Linux's sales and professional services organizations. Any pricing pressures or loss of potential customers resulting from VA Linux's failure to compete effectively would reduce its revenues.

VA LINUX COULD BE PREVENTED FROM SELLING OR DEVELOPING ITS PRODUCTS IF THE GNU GENERAL PUBLIC LICENSE (GPL) AND SIMILAR LICENSES UNDER WHICH THE OPERATING SYSTEM INCORPORATED INTO VA LINUX'S PRODUCTS IS DEVELOPED AND LICENSED ARE NOT ENFORCEABLE, OR ARE NOT EFFECTIVELY ENFORCED.

     The Linux kernel and the Linux operating system incorporated into VA Linux's products have been developed and licensed under the GPL and similar open source licenses. These licenses require that any software program licensed under them may be copied, used, modified and distributed freely, so long as all modifications are also freely made available and licensed under the same conditions. VA Linux knows of no instance in which a party has challenged the validity of these licenses or in which these licenses have been interpreted in a legal proceeding. To date, all compliance with these licenses has been voluntary.

     It is possible that parties may refuse to comply with the terms of these licenses. One resulting risk is that entities with the legal right to enforce these licenses against non-complying parties might not be able to enforce these licenses effectively, because of a lack of financial resources or otherwise. Even with vigorous enforcement action, it is possible that a court would hold one or more of these licenses to be unenforceable in the event that someone were to file a claim asserting proprietary rights in a program developed and distributed under them. Any ruling by a court that these licenses are not enforceable, or that Linux-based operating systems, or significant portions of them, may not be copied, modified, or distributed freely, would have the effect of preventing us from selling or developing VA Linux's products, unless VA Linux is able to negotiate a license for the use of the software or replace the affected portions. In the event that VA Linux obtains this license, VA Linux would likely be required to make royalty payments with respect to sale of VA Linux products covered by the license. Any royalty payments would harm VA Linux's operating results. VA Linux may not be able to obtain this license. In the event that VA Linux has to replace portions of the software code ourselves, which could be time consuming and result in higher development costs, the combined company's operating results would be harmed.

VA LINUX'S BUSINESS WILL BE HARMED IF VA LINUX IS UNABLE TO PROTECT ITS INTELLECTUAL PROPERTY RIGHTS FROM MISUSE BY THIRD PARTIES.

     VA Linux's collection of trademarks is important to its business. The protective steps VA Linux takes or has taken may be inadequate to deter misappropriation of VA Linux's trademark rights. VA Linux has filed applications for registration of some of its trademarks in the United States. Effective trademark protection may not be available in every country in which VA Linux offers or intends to offer its products and services. Failure to protect its trademark rights adequately could damage VA Linux's brand identity and impair VA Linux's ability to compete effectively. Furthermore, defending or enforcing VA Linux's trademark rights could result in the expenditure of significant financial and managerial resources.

VA LINUX IS VULNERABLE TO CLAIMS THAT ITS PRODUCTS INFRINGE THIRD-PARTY INTELLECTUAL PROPERTY RIGHTS, ESPECIALLY BECAUSE VA LINUX'S SYSTEMS INCORPORATE MANY DISTINCT SOFTWARE COMPONENTS DEVELOPED BY THOUSANDS OF INDEPENDENT THIRD PARTIES. ANY RESULTING CLAIMS AGAINST VA LINUX COULD BE COSTLY TO DEFEND OR SUBJECT VA LINUX TO SIGNIFICANT DAMAGES.

     VA Linux may be exposed to future litigation based on claims that VA Linux's products infringe the intellectual property rights of others. This risk is exacerbated by the fact that most of the code in VA Linux's products is developed by independent parties over whom VA Linux exercises no supervision or control and who, themselves, might not have the same financial resources as VA Linux to pay damages to a successful litigant. For example, developers may incorporate code into the Linux operating system under

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the GPL without proper third party consents. In addition, these developers are unlikely to perform patent searches and may therefore unwittingly infringe third party patent rights. Although most of the software incorporated into VA Linux's systems is open source, nothing in open source licenses can prevent current or future patent holders or other owners of intellectual property from suing VA Linux and others in seeking monetary damages or an injunction against shipment of VA Linux's systems. A patent holder may deny VA Linux a license or force VA Linux to pay royalties. In either event, VA Linux's operating results could be seriously harmed. In addition, employees hired from competitors might utilize proprietary and trade secret information from their former employers without VA Linux's knowledge, even though VA Linux's employment agreements and policies clearly prohibit such practices. Any litigation, with or without merit, could be time consuming to defend, result in high litigation costs, divert VA Linux's management's attention and resources, or cause product shipment delays. VA Linux also could be required to remove or replace infringing technology. VA Linux is not aware that the technology employed in its systems infringes any proprietary rights of third parties.

VA LINUX MAY NOT BE ABLE TO USE INTELLECTUAL PROPERTY TO PROTECT ITSELF FROM COMPETITION.

     VA Linux's systems consist primarily of commodity hardware components in combination with the Linux operating system. While VA Linux has developed some proprietary techniques and expertise, most of VA Linux's activities and systems are not protectable as proprietary intellectual property and may be used by competitors, harming the combined company's market share and product revenues. To protect VA Linux's intellectual property, VA Linux generally enters into confidentiality or license agreements with its employees, consultants and corporate partners. VA Linux has also recently commenced a patent program and to date has filed one patent application. In general, however, VA Linux has taken only limited steps to protect its intellectual property. Accordingly, VA Linux may be unable to use intellectual property to prevent other companies from competing with it. In addition, VA Linux may be unable to prevent third parties from developing techniques that are similar or superior to VA Linux's technology, or from designing around VA Linux's copyrights, patents and trade secrets.

THE COMBINED COMPANY MAY BE SUBJECT TO CLAIMS AS A RESULT OF INFORMATION PUBLISHED ON, POSTED ON OR ACCESSIBLE FROM ITS INTERNET SITES.

     The combined company may be subject to claims for defamation, negligence, copyright or trademark infringement (including contributory infringement) or other claims relating to the information contained on its Internet sites, whether written by VA Linux, Andover.Net or third parties. These types of claims have been brought against online services in the past and can be costly to defend regardless of the merit of the lawsuit. Although recent federal legislation protects online services from some claims when the material is written by third parties, this protection is limited. Furthermore, the law in this area remains in flux and varies from state to state. VA Linux receives notification from time to time of potential claims, but has not been named as a party to litigation involving such claims. In the event that a claim is made against the combined company in the future, the combined company's business could be seriously harmed if one were asserted.

DEVELOPING VA LINUX'S BRAND IS CRITICAL TO ITS SUCCESS.

     VA Linux believes that it needs a strong brand to compete successfully. In order to promote and maintain its brand identity and to attract and retain customers, VA Linux plans to increase its spending on advertising and promotions and to implement new marketing campaigns. These strategies may not be successful. If VA Linux is unable to design and implement effective marketing campaigns or otherwise fails to promote and maintain its brand, the combined company's sales could decline. VA Linux's business may also be harmed if it incurs significant expenses in an attempt to promote and maintain its brand without a corresponding increase in revenues. Linus Torvalds owns the trademark to "Linux." Mr. Torvalds has consented informally to VA Linux's use of the word Linux in VA Linux's company name and in the title of VA Linux's web sites, but has not executed a formal agreement. This informal
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

consent may be revoked in the future, however, and the combined company may no longer be able to use this trademark in its brand or in the title of its web sites. In this event, the combined company's product sales would decline, and it would incur significant costs to promote a new brand name, which takes time and may not be successful.

THE COMBINED COMPANY'S FUTURE SALES AND MARKET SHARE DEPENDS ON EXPANSION OF ITS DIRECT SALES OPERATIONS AND E-COMMERCE INITIATIVES.

     To date, VA Linux has relied primarily on its direct sales force to generate demand for its products. Many of VA Linux's products require a sophisticated sales effort targeted at its prospective customers' information technology departments. In order to increase market awareness and sales of VA Linux's products, VA Linux will need to substantially expand its direct sales operations, both domestically and internationally. Competition for qualified sales personnel is intense, and the combined company might not be able to hire the quality and number of sales people it requires. In addition, VA Linux has devoted significant resources to implementing e-commerce solutions, such as VA Linux's valinux.com web site, that broaden VA Linux's market reach and intend to deploy more e-commerce solutions. If VA Linux fails to effectively expand its direct sales operations or strengthen its e-commerce initiatives, VA Linux's growth will be limited.

EXPANDING VA LINUX'S SERVICES BUSINESS WILL BE COSTLY AND MAY NOT RESULT IN ANY BENEFIT TO VA LINUX.

     VA Linux believes that the expansion of both VA Linux's business and the acceptance of Linux are dependent upon the availability of high quality professional services to assist customers in designing and implementing Linux-based systems. If VA Linux is unable to successfully provide these services, the combined company's business will be harmed. VA Linux has recently expanded its strategic focus to place additional emphasis on providing professional services, from which VA Linux has historically derived an insignificant amount of revenue. VA Linux's customers may not engage VA Linux's professional services organization to render services such as architecture and planning, system integration, open source product implementation and security consulting services. VA Linux may not attract or retain a sufficient number of the highly qualified service personnel it needs to support the expansion of its professional services organization. This expansion has required, and will continue to require, significant additional expenses and resources. VA Linux may not generate sufficient services revenues to offset these expenses. In addition, the need for these resources will place further strain on VA Linux's management and operational resources.

VA LINUX'S REVENUE GROWTH DEPENDS ON VA LINUX'S ABILITY TO HIRE AND RETAIN
STAFF.

     VA Linux intends to hire a significant number of additional support, sales, marketing, research and development, and other personnel during fiscal 2000. Competition for these individuals is intense, and VA Linux may not be able to attract, assimilate or retain highly qualified personnel. VA Linux's future success and ability to sustain VA Linux's revenue growth also depend upon the continued service of VA Linux's executive officers and other key engineering, sales, marketing and support personnel. Competition for qualified personnel in VA Linux's industry and in the San Francisco Bay Area, as well as the other geographic markets in which VA Linux recruits, is extremely intense and characterized by rapidly increasing salaries, which may increase VA Linux's operating expenses or hinder VA Linux's ability to recruit qualified candidates.

IF MULTIPLE AND INCOMPATIBLE COLLECTIONS OF THE LINUX OPERATING SYSTEM ACHIEVE SUFFICIENT MARKET ACCEPTANCE, VA LINUX'S OPERATING EXPENSES COULD INCREASE AND DEMAND FOR VA LINUX'S PRODUCTS COULD DECLINE.

     If multiple, incompatible versions of Linux are developed, customers may become less likely to purchase Linux products, and VA Linux's sales would suffer. In addition, should multiple and incompatible versions of Linux achieve sufficient market acceptance, VA Linux may be required to offer
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

and support more distributions of Linux. This would result in increased operating expenses. Alternatively, if VA Linux sold and supported a single Linux distribution that was not the predominant Linux distribution, VA Linux's sales and revenue growth would suffer.

VA LINUX'S MANAGEMENT TEAM IS NEW AND, IF THEY ARE UNABLE TO WORK TOGETHER EFFECTIVELY, VA LINUX'S BUSINESS COULD BE SERIOUSLY HARMED.

     VA Linux's business is highly dependent on the ability of its management team to work together effectively to meet the demands of VA Linux's growth. VA Linux grew from 15 employees at July 31, 1998 to 208 employees at January 28, 2000. Only two members of VA Linux's current management team were employed by VA Linux at the end of fiscal 1998. These individuals have not previously worked together as a management team and have had only limited experience managing a rapidly growing company on either a public or private basis. VA Linux's productivity and the quality of the products and services VA Linux renders may be adversely affected if VA Linux does not integrate and train its new employees quickly and effectively.

IF THE LINUX OPERATING SYSTEM DOES NOT CONTINUE TO GAIN MARKET ACCEPTANCE, VA LINUX WOULD NOT BE ABLE TO SUSTAIN ITS REVENUE GROWTH AND ITS BUSINESS COULD FAIL.

     For the foreseeable future, VA Linux expects that substantially all of its revenues will be derived from sales of systems that run the Linux operating system and the provision of services and support for these systems. The Linux operating system has only recently gained broad market acceptance. This acceptance has been mostly limited to Internet infrastructure applications and scientific research environments. VA Linux's success depends on the continued and increased rate of adoption of Linux in these and other markets. If this does not occur, VA Linux's business would suffer.

     Even if Linux is widely accepted, the Linux operating system is an open source software product, which users are licensed to freely copy, use, modify and distribute. Accordingly, anyone may download the Linux operating system and numerous related software applications from the Internet, or otherwise copy, without cost and run it on an existing Linux compatible product. VA Linux's success depends on customers purchasing new systems which integrate and are optimized to run the Linux operating system.

VA LINUX DEPENDS ON THE CONTINUED SERVICES OF ITS FOUNDERS AND OTHER KEY ENGINEERING PERSONNEL, WHOSE KNOWLEDGE OF VA LINUX'S BUSINESS AND TECHNICAL EXPERTISE WOULD BE DIFFICULT TO REPLACE.

     VA Linux's products and technologies are complex, and VA Linux is substantially dependent upon the continued services of its existing engineering personnel and executive management, especially Larry M. Augustin, VA Linux's President and Chief Executive Officer. Aside from certain individuals from Andover.Net, the combined company will not have employment contracts with any of its key engineering personnel, so that the employment of any key engineer may be terminated "at will" by such individual. The loss of any, or a group of, VA Linux's key engineering personnel, particularly to a competitor, could adversely affect VA Linux's business, reduce VA Linux's market share, slow VA Linux's product development processes and diminish VA Linux's brand identity.

VA LINUX'S PRODUCTS MAY CONTAIN DEFECTS THAT COULD BE COSTLY TO CORRECT, DELAY MARKET ACCEPTANCE OF ITS PRODUCTS AND EXPOSE VA LINUX TO LITIGATION.

     Despite testing by VA Linux and its customers, errors may be found in VA Linux's products after commencement of commercial shipments. VA Linux buys almost all of its component hardware parts from third parties. These parts may fail, cause unexpected electrical or mechanical problems or otherwise not function properly. In addition, most of the software code in VA Linux's products is developed by independent parties over whom VA Linux exercises no supervision or control. If errors are discovered, VA Linux may have to make significant expenditures of capital to eliminate them and yet may not be able to

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correct them in a timely manner, if at all. Errors and failures in VA Linux's products could result in a loss of, or delay in, market acceptance of VA Linux's products and could damage VA Linux's reputation and VA Linux's ability to convince commercial users of the benefits of products incorporating Linux-based operating systems and other open source software products.

     Failures in VA Linux's products could also cause system failures, including in critical business systems, for VA Linux's customers who may assert warranty and other claims for substantial damages against VA Linux. Although VA Linux's warranties typically contain provisions designed to limit VA Linux's exposure to potential product liability claims, it is possible that these provisions may not be effective or enforceable under the laws of some jurisdictions. VA Linux's insurance policies may not provide sufficient coverage to adequately limit its exposure to this type of claim. These claims, even if unsuccessful, could be costly and time consuming to defend.

VA LINUX COULD FACE ADDITIONAL BURDENS ASSOCIATED WITH GOVERNMENT REGULATION OF, AND LEGAL UNCERTAINTIES SURROUNDING, THE INTERNET.

     If the popularity and acceptance of the Internet as an effective medium of commerce does not continue to grow or declines, the combined company's product sales and revenue growth will be harmed. VA Linux is significantly dependent on the Internet to process the sale of VA Linux's products. In January 2000, substantially all of VA Linux's sales were processed through its valinux.com web site. VA Linux is also planning on deploying enhanced e-commerce applications to foster closer relationships with VA Linux's customers, facilitate Internet-based ordering and tracking, and sales processing. As the use of the Internet continues to evolve, increased regulation by federal, state or foreign agencies in areas including user privacy, pricing, content, and quality of products and services becomes more likely. VA Linux's e-commerce activities might subject VA Linux to the jurisdiction of the legal systems of other countries. Taxation of Internet commerce, or other charges imposed by government agencies or by private organizations, may also be imposed. Laws and regulations applying to the solicitation, collection, processing of personal or consumer information could also be enacted. Any of these regulations could result in a decline in the use or popularity of the Internet as a medium for commerce, which could have an adverse effect on the combined company's future sales and revenue growth.

BOTH VA LINUX AND ANDOVER.NET RELY ON THE GROWTH OF THE LINUX/OPEN SOURCE MOVEMENT.

     The combined company's business relies on growth in the use of Linux and other open source operating systems. Generally, this software is provided for free or for less than $100. If the open source community of third-party software developers does not continue to improve the functionality of the Linux operating system, or fails to introduce new open source software or software enhancements, or develops predominantly expensive, proprietary software, the use of these operating systems may not increase and our business, results of operations and financial condition will suffer.

IF VA LINUX IS PROHIBITED FROM USING THE LINUX TRADEMARK, ITS BUSINESS COULD BE ADVERSELY AFFECTED.

     Like many other companies, VA Linux markets Linux-based products, systems and services. VA Linux does not own the trademark to "Linux." The owner has consented to VA Linux's use of the word Linux in VA Linux's company name and in the title of VA Linux's web sites. VA Linux believes that the continued efficacy and use of the "Linux" trademark is important to VA Linux's business. If the "Linux" trademark is invalidated through a legal action, or VA Linux is no longer permitted to use it, VA Linux's business could suffer. In addition, VA Linux cannot control the use of this trademark, and use by others may lead to confusion about the source, quality, reputation and dependability of Linux, which may harm VA Linux's business.

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NEGATIVE REACTION WITHIN THE OPEN SOURCE COMMUNITY TO THE COMBINED COMPANY'S
BUSINESS STRATEGY COULD HARM ITS REPUTATION AND BUSINESS.

     Some members of the open source community have criticized the commercialization of the open source movement through activities such as licensing proprietary versions of open source software, providing services to the users of open source software and selling advertisements to companies that seek access to the user group that visits web sites dedicated to open source software. Andover.Net currently provides and the combined company will continue to provide services to the users of open source software and sells advertisements on its web sites. A negative reaction to the combined company's actions, if widely shared by the combined company's visitors or the rest of the open source community, could harm the combined company's reputation and diminish the combined company's brand. The combined company's business, results of operations and financial condition could suffer accordingly.

THE COMBINED COMPANY MAY FAIL TO DEVELOP AND PROMOTE ITS NETWORK EFFECTIVELY, WHICH MAY PREVENT IT FROM ATTRACTING NEW VISITORS AND ADVERTISERS TO ITS NETWORK.

     Enhancing its network is critical to Andover.Net's ability to increase its revenue because Andover.Net delivers services and content to users through its network, and Andover.Net displays advertisements on its network. The combined company intends to enhance its network by internally creating and externally acquiring additional complementary web sites. Some of the content currently on Andover.Net's web sites is developed by Andover.Net. Other content is developed by third parties and posted on its network. In order to attract and retain Internet users and advertisers, the combined company intends to substantially increase its expenditures to further promote and develop its network. The combined company's success in developing and promoting its network will also depend on its ability to provide high quality content, features and functionality. If the combined company fails to promote its network successfully or if visitors to the combined company's network or advertisers do not perceive the combined company's services to be useful, current or of high quality, the combined company's business, results of operations and financial condition could suffer.

VA LINUX AND ANDOVER.NET ARE VULNERABLE TO UNEXPECTED NETWORK INTERRUPTIONS CAUSED BY SYSTEM FAILURES, WHICH MAY RESULT IN REDUCED VISITOR TRAFFIC ON THEIR NETWORKS, DECREASED REVENUE AND HARM TO THE COMBINED COMPANY'S REPUTATION.

     Substantially all of the combined company's communications hardware and other hardware related to Andover.Net's and VA Linux's web sites will be located in two locations. Fire, floods, hurricanes, tornadoes, earthquakes, power loss, telecommunications failures, break-ins and similar events could damage these systems. In addition, the combined company's servers are vulnerable to computer viruses, electronic break-ins, human error and other similar disruptive problems which could adversely affect its systems and web sites. The combined company could lose revenue and suffer damage to its reputation if any of these occurrences affected its systems because the combined company would have decreased visitor traffic on its network. The combined company's insurance policies may not adequately compensate us for any losses that may occur due to failures or interruptions in its systems.

THE COMBINED COMPANY'S SYSTEMS MAY FAIL OR EXPERIENCE A SLOWDOWN AND ITS USERS DEPEND ON OTHERS FOR ACCESS TO THE COMBINED COMPANY'S NETWORK.

     The combined company's network must accommodate a high volume of traffic and deliver frequently updated information. Andover.Net's network has in the past, and the combined company's network may in the future, experience slower response times or decreased traffic for a variety of reasons. Slower response times can result from general Internet problems, routing and equipment problems by third-party Internet access providers, problems with third-party advertising servers and increased traffic to the combined company's servers. Andover.Net's network could experience interruptions in service due to the failure or delay in the transmission or receipt of this information. In addition, the combined company's community

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of Internet users depends on Internet service providers, online service providers and other web sites' operators for access to the combined company's network. Those providers have experienced outages in the past, and may experience outages or delays in the future. Moreover, the combined company's Internet infrastructure might not be able to support continued growth of its network. If the combined company experiences any of these problems, its reputation and brand name could suffer, users might perceive its network as not functioning properly and its business, results of operations and financial condition could suffer.

REGULATION COULD REDUCE THE VALUE OF THE COMBINED COMPANY'S DOMAIN NAMES WHICH WOULD HARM THE COMBINED COMPANY'S BRAND RECOGNITION.

     Both VA Linux and Andover.Net own numerous domain names both in the United States and internationally. These domain names are important because they allow visitors to locate the companies' web sites and build brand recognition. Internet regulatory bodies regulate domain names. The regulation of domain names in the United States and in foreign countries is subject to change. Regulatory bodies could establish additional top-level domains, appoint additional domain name registrars or modify the requirements for holding domain names. As a result, the combined company might not acquire or maintain its domain names in all the countries in which it conducts business, which could harm its business. Furthermore, the relationship between regulations governing domain names and laws protecting trademarks and similar proprietary rights is unclear and still evolving. Therefore, the combined company might be unable to prevent third parties from acquiring domain names that infringe or otherwise decrease the value of the combined company's trademarks and other proprietary rights. If this occurs, its business, results of operations and financial condition would suffer.

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                           FORWARD-LOOKING STATEMENTS

     Some statements contained in this proxy statement/prospectus regarding future financial performance and results and other statements that are not historical facts are forward-looking statements. These statements relate to, among other things, the merger, future capital expenditures, cost reductions, cash flows and operating results. The words "expect," "project," "estimate," "predict," "anticipate," "believe," "plan," "intend," and similar expressions are also intended to identify forward-looking statements. These statements are subject to numerous risks, uncertainties and assumptions, including but not limited to:

     - general business and economic conditions in our operating regions, including the rate of inflation, population, employment and job growth in our markets;

     - pricing pressures and other competitive factors;

     - results of our efforts to reduce costs;

     - our ability to achieve operating improvements;

     - conditions to the consummation of the merger, including regulatory approval, which could affect the timing of the merger;

     - our estimates of cash balances and working capital, as they relate to the calculation of the merger consideration;

     - legal proceedings; and

     - changes in state or federal legislation or regulations.

     Other factors and assumptions not identified above could also cause the actual results to differ materially from those set forth in the forward-looking statements. VA Linux and Andover.Net do not undertake to update forward-looking information contained in this proxy statement/prospectus to reflect actual results, changes in assumptions or changes in other factors affecting the forward-looking information. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those indicated in, contemplated by or implied by such statements.

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                        THE ANDOVER.NET SPECIAL MEETING

DATE, TIME AND PLACE

     Andover.Net's board of directors is soliciting the enclosed proxy to be used at a special meeting of stockholders to be held on June 2, 2000, at 10:00 a.m. local time, or at any adjournment or postponement of the meeting. The proxy will be used for the purposes described in this proxy statement/prospectus and in the accompanying notice of special meeting. The meeting will be held at the offices of Hutchins, Wheeler & Dittmar, A Professional Corporation, 101 Federal Street, Boston, Massachusetts 02110. Andover.Net intends to mail this proxy statement/prospectus and accompanying notice of special meeting and proxy card on or about May 11, 2000 to all stockholders entitled to vote at the meeting. The costs of soliciting proxies will be borne by Andover.Net, subject to the provisions of the reorganization agreement relating to the payment of expenses. Andover.Net has retained Corporate Investor Communications for a fee of $4,500. Additionally, regular employees or representatives of Andover.Net (none of whom will receive extra compensation for their activities) may also solicit proxies by telephone, telecopier and in person and arrange for brokerage houses and other custodians, nominees and fiduciaries to send proxies and proxy materials to their principals at the request of Andover.Net.

PURPOSE

     The purpose of the meeting is to vote upon a proposal to approve and adopt the reorganization agreement and to approve the merger and to vote on a proposal to amend the Andover.Net 1999 Stock Option Plan.

RECORD DATE AND OUTSTANDING SHARES

     Only holders of record of Andover.Net common stock at the close of business on April 3, 2000 will be entitled to notice of and to vote at the meeting. At the close of business on that date, Andover.Net had outstanding and entitled to vote 16,003,627 shares of common stock. Each record holder of common stock will be entitled to one vote for each share held.

VOTE REQUIRED

     Approval and adoption of the reorganization agreement and approval of the merger and the reorganization agreement will require the affirmative vote of the holders of a majority of the voting power of Andover.Net entitled to vote at the special meeting. Approval and adoption of the amendment to the Andover.Net 1999 Stock Option Plan will require the affirmative vote of a majority of shares of Andover.Net common stock present or represented and entitled to vote at the special meeting. The persons named as proxy holders on the proxy card will vote your shares as you indicate on the card. If you return your signed proxy card without specifying on the proxy card how to vote your shares, the proxy holders will vote your shares in favor of the reorganization agreement and the merger and approval of the amendment to the option plan. The inspector of election appointed for the meeting will separately tabulate affirmative and negative votes and abstentions.

     The Andover.Net's Bylaws provide that stockholders holding a majority of the outstanding shares of the corporation entitled to vote on the record date and represented by person or by proxy shall constitute a quorum at meetings of stockholders. Shares that are voted "FOR," "AGAINST" or "WITHHELD" on a matter are treated as being present at the meeting for purposes of establishing a quorum and are also treated as "entitled to vote on the subject matter" (the "Votes Cast") at the special meeting with respect to such matter.

     While there is no definitive statutory or case law authority in Delaware as to the proper treatment of abstentions, Andover.Net believes that abstentions should be counted for purposes of determining the

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

presence or absence of a quorum for the transaction of business and the total number of Votes Cast with respect to a particular matter (other than the election of directors). In the absence of controlling precedent to the contrary, Andover.Net intends to treat abstentions in this manner. Accordingly, abstentions will have the same effect as a vote against the reorganization and the merger and the amendment to the option plan.

     In a 1988 Delaware case, Berlin v. Emerald Partners, the Delaware Supreme Court held that while broker non-votes may be counted for purposes of determining the presence or absence of a quorum for the transaction of business, broker non-votes should not be counted for purposes of determining the number of Votes Cast with respect to the particular proposal on which the broker has expressly not voted. Broker non-votes with respect to proposals set forth in this Proxy Statement will therefore not be considered "Votes Cast" and, accordingly, (1) will be treated as a vote against the reorganization agreement and the merger and (2) will not affect the determination as to whether the requisite majority of Votes Cast has been obtained with respect to the amendment of the option plan.

     Directors, executive officers and certain significant stockholders of Andover.Net, who as of April 3, 2000 together owned a total of approximately 40.8% of the outstanding shares of Andover.Net common stock, have entered into voting agreements and have agreed to vote in favor of the merger and approval of the increase to the number of shares reserved for issuance under the Andover.Net 1999 Stock Option Plan. In order to receive the required number of votes to approve and adopt the reorganization agreement and approve the merger, holders of approximately 15% of Andover.Net common stock, who are not parties to the voting agreements, must vote their shares in favor of the reorganization agreement and the merger.

PROXIES

     You may revoke your proxy before it is voted by filing with Andover.Net's corporate secretary a written notice of revocation or a duly executed proxy bearing a later date. You may also revoke your proxy by attending the meeting and voting in person. Attending the meeting will not, by itself, revoke a proxy.

UNANIMOUS RECOMMENDATION OF ANDOVER.NET BOARD OF DIRECTORS

     The Andover.Net board of directors has approved the reorganization agreement and the transactions contemplated by the reorganization agreement and has determined that the merger is fair to, and in the best interests of, Andover.Net and its stockholders. AFTER CAREFUL CONSIDERATION, THE ANDOVER.NET BOARD OF DIRECTORS RECOMMENDS THAT YOU VOTE IN FAVOR OF APPROVAL AND ADOPTION OF THE REORGANIZATION AGREEMENT AND APPROVAL OF THE MERGER.

     The Andover.Net board of directors has approved the amendment to the Andover.Net 1999 Stock Option Plan. AFTER CAREFUL CONSIDERATION, THE ANDOVER.NET BOARD OF DIRECTORS RECOMMENDS THAT YOU VOTE IN FAVOR OF THE APPROVAL OF THE AMENDMENT TO OUR 1999 STOCK OPTION PLAN.

                                   THE MERGER

BACKGROUND OF THE MERGER

     On January 4, 2000, Derek Carroll, Vice President, Business Development of Andover.Net and Brian Biles, Vice President, Marketing of VA Linux held a telephone conference on the viability of establishing a strategic relationship for advertising on the two companies' websites. They discussed the basics of the advertising relationship.

     On January 7, 2000, representatives of WR Hambrecht + Co., Andover.Net's underwriters from its initial public offering, met with Mr. Carroll at Andover.Net's offices and discussed several acquisition strategies including the possibility of being acquired by VA Linux. Following his discussions with WR Hambrecht + Co, Mr. Carroll spoke with Mr. Biles on a previously scheduled telephone conference regarding the advertising relationship. During this call, Mr. Biles broached the topic of the two companies working together other than in a purely advertising relationship and Mr. Carroll expressed interest in further discussions.

     On January 12, 2000, Mr. Carroll, Mr. Biles and Larry M. Augustin, President, Chief Executive Officer and director of VA Linux met in Sunnyvale, California to discuss a possible acquisition of Andover.Net by VA Linux.

     At the subsequent VA Linux board of directors meeting on January 12, 2000, Mr. Augustin summarized the opportunity for VA Linux to acquire Andover.Net. At this board meeting, Mr. Augustin described the business of Andover.Net to the board, the potential benefits to VA Linux and the possible risks of the acquisition. After a discussion of the preliminary terms and issues, the board of directors authorized management to continue discussions with Andover.Net and to retain Credit Suisse First Boston as a financial advisor in connection with the proposed acquisition.

     On January 13, 2000, Todd B. Schull, VA Linux's Vice President, Finance and Chief Financial Officer engaged Credit Suisse First Boston to act as VA Linux's financial advisor in connection with the proposed acquisition.

     On January 14, 2000, Mr. Schull presented Mr. Carroll of Andover.Net with a proposed form of confidentiality agreement. Following legal review, the parties executed a confidentiality agreement on January 14, 2000 with respect to the exchange of information between the two companies during discussions relating to a possible acquisition. The confidentiality agreement also contained a non-solicitation clause which prohibited each company from soliciting for employment an employee of the other company from one year from the date of the confidentiality agreement and a standstill provision which prohibited specific actions with respect to the securities of the other company and extraordinary transactions with the other company for two years from the date of the confidentiality agreement.

     On January 14, 2000, senior executives of VA Linux and its legal and financial advisors met in Palo Alto, California to develop a timeline for the proposed transaction.

     On January 15 through January 17, 2000, VA Linux's financial advisor circulated drafts of a non-disclosure agreement to Andover.Net and the legal advisor to Andover.Net. The parties negotiated and executed a non-disclosure agreement on January 18, 2000, making the agreement effective January 14.

     On January 18, 2000, Mr. Biles and Mr. Schull, together with their investment bankers from Credit Suisse First Boston, met with Bruce Twickler, Andover.Net's President and Chief Executive Officer, Peter Phelps, Andover.Net's Chief Financial Officer, Mr. Carroll and Adam Green, Andover.Net's Chief Technical Officer, as well as representatives from WR Hambrecht + Co in Boston to further discuss proposed terms for VA Linux to acquire Andover.Net.

     While in Boston, on January 18, 2000, Mr. Schull, Mr. Biles and representatives from Credit Suisse First Boston conducted due diligence of Andover.Net. The parties continued to discuss senior management roles, integration and consideration.

     On January 19, 2000, the board of directors of Andover.Net held a meeting at which Mr. Twickler and Mr. Carroll informed the board of the recent discussions with VA Linux regarding a proposed transaction and reviewed the proposed term sheet with WR Hambrecht + Co. The Andover.Net board agreed to retain WR Hambrecht + Co to provide financial advisory services with respect to a potential transaction. Additionally, the Andover.Net board appointed Mr. Twickler and directors Jonathan Goldstein and Louis Page to serve as a negotiating committee of the board with respect to the potential transaction. The board asked Mr. Carroll to invite representatives from VA Linux to address the board the following week.

     From January 20 to January 24, 2000, the parties continued negotiations regarding the terms of a proposed transaction. On January 25, 2000, Mr. Augustin, Mr. Schull, Mr. Biles, Mr. Hall and representatives from Credit Suisse First Boston, met with the Andover.Net board of directors in Boston, reviewed the terms of the proposed transaction, presented financial data with respect to the proposed transaction and proposed a revised term sheet. There were further discussions between Credit Suisse First Boston and WR Hambrecht + Co regarding process and the financial aspects of a potential transaction. Outstanding issues relating to the term sheet were clarified, and VA Linux agreed to pay a portion of the merger consideration in cash.

     On January 29 through January 31, 2000, representatives of VA Linux assembled and provided to Andover.Net due diligence information requested by Andover.Net.

     Attorneys for VA Linux prepared and delivered to Andover.Net and its advisors a draft of the reorganization agreement on January 30, 2000.

     On January 31, 2000, the VA Linux board of directors met to review the status of recent discussions with Andover.Net. The board of directors authorized management to continue discussions with Andover.Net.

     From January 31, 2000 to February 2, 2000, the parties and their attorneys negotiated the terms of the reorganization agreement.

     On January 31 through February 2, 2000, representatives of VA Linux conducted legal and financial due diligence at the offices of Andover.Net's attorneys' in Boston.

     On February 2, 2000, the Andover.Net board of directors met and discussed the terms of the proposed transaction. WR Hambrecht + Co presented materials reviewing the offer from VA Linux. In addition, at the meeting WR Hambrecht + Co provided its opinion that the exchange ratio pursuant to the reorganization agreement was, as of that date, fair from a financial point of view to holders of Andover.Net common stock. The board engaged in a discussion of the merits of the proposed transaction, including the financial terms, operating fit, long term strategic value and the risks of the proposal. Based on the material presented and the discussion, the board unanimously approved the proposed transaction with VA Linux and the reorganization agreement and unanimously resolved that the Andover.Net stockholders approve the reorganization agreement, the certificate of merger and the transactions contemplated thereby. The board authorized Mr. Twickler to conduct final negotiations and to execute the definitive reorganization agreement with VA Linux.

     At a VA Linux board of directors meeting on February 2, 2000, VA Linux's legal advisors further discussed the principal terms of the reorganization agreement and related agreements. Representatives of Credit Suisse First Boston reviewed financial analyses relating to the proposed merger. Following discussion, including a review of the potential benefits and risks to VA Linux, the VA Linux board unanimously approved the reorganization agreement and the certificate of merger and the transactions contemplated thereby.

     On February 2, 2000, the reorganization agreement, including the disclosure schedules, the voting agreements and the affiliate agreements were executed following final negotiations.

     Before the opening of trading on February 3, 2000, VA Linux and Andover.Net publicly announced the transaction in a joint press release.

     From February through April 2000, the parties worked together to prepare a registration statement on Form S-4, including the proxy statement/prospectus.

     In early April 2000, the parties and their respective advisors determined that there was a substantial likelihood that the transaction as structured would not be considered a tax free reorganization. On April 13, 2000, Messrs. Twickler, Carroll and Augustin discussed possible ways to restructure the transaction.

     On April 18, 2000 Messrs. Twickler, Carroll and Augustin as well as representatives of WR Hambrecht + Co and Credit Suisse First Boston met in person or telephonically at Andover.Net's offices to discuss various proposals. Andover.Net representatives proposed that the consideration paid to the Andover.Net stockholders be solely shares of VA Linux common stock at an exchange ratio of 0.50. VA Linux representatives proposed that the consideration paid to the Andover.Net stockholders be solely shares of VA Linux common stock at an exchange ratio of 0.410. The Andover.Net board of directors met that evening to discuss the proposals and directed WR Hambrecht + Co to negotiate further on various points while the board considered the matter.

     On April 19, 2000 the Andover.Net board of directors met and determined to propose consideration to be paid solely in shares of VA Linux common stock at an exchange ratio of 0.425 per share, together with amendments to the affiliate agreements. WR Hambrecht + Co delivered this proposal to Credit Suisse First Boston.

     For the next several days, the parties continued to discuss amending the reorganization agreement. On April 24, 2000, the VA Linux board of directors authorized management to continue negotiations for amending the reorganization agreement and approved an all-stock transaction at an exchange ratio of 0.425 of a share of VA Linux common stock for each issued and outstanding share of Andover.Net common stock.

     The Andover.Net board of directors met on April 25, 2000 in the morning to discuss the proposal for amending the reorganization agreement. Counsel for Andover.Net then contacted counsel for VA Linux to confirm the proposed amendment. The Andover.Net board of directors met again in the evening at which WR Hambrecht + Co. presented materials reviewing the amended reorganization agreement. In addition, at the meeting, WR Hambrecht + Co provided its opinion that the exchange ratio pursuant to the amended and restated reorganization agreement was, as of that date, fair from a financial point of view to holders of Andover.Net common stock. The board unanimously approved and adopted the amended and restated reorganization agreement.

     The parties executed the amended and restated reorganization agreement and issued a press release on April 26, 2000.

VA LINUX'S REASONS FOR THE MERGER

     VA Linux's board of directors has determined that the terms of the merger and the reorganization agreement are fair to, and in the best interests of, VA Linux and its stockholders. Accordingly, VA Linux's board of directors has approved the reorganization agreement and the consummation of the merger.

     In reaching its decision to approve the reorganization agreement and recommend the merger, the VA Linux board of directors consulted with VA Linux's management, as well as its legal counsel and financial advisor. During these discussions, the VA Linux board of directors identified several potential benefits of the merger, the most important of which included:

     - to expand VA Linux's leadership position in the rapidly growing market for Linux-based and open source solutions in hardware, software, consulting and other services;

     - to compete more effectively by providing VA Linux with enhanced ability to develop new products and greater functionality for existing products, including leveraging the open source developer community;

     - to respond more quickly and effectively to technological change, increased competition and market demands in an industry experiencing rapid innovation and change;

     - increase the opportunity for (a) effectively utilizing the skills and resources of the companies' respective management teams and (b) matching the respective "corporate cultures" of the two companies while maintaining some of the most important aspects of each culture; and

     - accelerate VA Linux's business model and result in higher non-hardware gross margin opportunities.

     VA Linux's board of directors also identified and considered a variety of potential negative factors in its deliberations concerning the merger, including, but not limited to:

     - the risk to VA Linux's stockholders that the value to be received by Andover.Net stockholders in the merger could increase significantly due to the fixed exchange ratio;

     - the risk that the potential benefits sought in the merger might not be fully realized;

     - the ability of Andover.Net, under certain circumstances to negotiate with other companies regarding an alternative transaction; and

     - the possibility that the merger might not be consummated.

     Among other factors considered by VA Linux's board in its deliberations were the following:

     - historical information concerning VA Linux's and Andover.Net's respective financial performance, results of operations, assets, liabilities, operations, technology, management and competitive position, including public reports for each company filed with the Securities and Exchange Commission;

     - VA Linux's management's view of the financial condition, results of operations, businesses and prospects of the combined company after giving effect to the merger;

     - current market conditions and historical trading information with respect to VA Linux and Andover.Net common stock;

     - comparable merger transactions in the Linux market and other technology-based industries;

     - the terms and conditions of the reorganization agreement and the voting agreements and the percentage of Andover.Net shares represented by the stockholders who signed the voting agreements; and

     - the expectation that the merger will be accounted for as a purchase.

     After due consideration, VA Linux's board of directors believed that the overall risks associated with the proposed merger were outweighed by the potential benefits of the merger. VA Linux's board of directors does not intend the foregoing discussion of information and factors to be exhaustive but believes the discussion to include the material factors that it considered. In view of the complexity and wide variety of information and factors, both positive and negative, that it considered, VA Linux's board of directors did not find it practical to quantify or otherwise assign relative or specific weights to the factors considered. However, after taking into consideration all of the factors set forth above, VA Linux's board of directors concluded that the reorganization agreement and merger were fair to, and in the best interests of, VA Linux and its stockholders and that VA Linux should proceed with the merger.

ANDOVER.NET'S REASONS FOR THE MERGER

     The Andover.Net board of directors has determined unanimously that the terms of the reorganization agreement and the merger are fair to, and in the best interests of, Andover.Net and its stockholders. Accordingly, the Andover.Net board of directors has approved the reorganization agreement and recommends that you vote for approval of the reorganization agreement and the transactions contemplated by the reorganization agreement, including the merger.

     In reaching its decision to approve the reorganization agreement and recommend the merger, the Andover.Net board of directors consulted with Andover.Net's management, as well as its legal counsel and financial advisor. During these discussions, the Andover.Net board of directors identified several potential benefits of the merger, the most important of which included:

     - Andover.Net stockholders will have the opportunity to participate in the potential for growth of the combined company after the merger;

     - the combined company will be able to provide a full range of Linux-based solutions, including servers, software and support the resources of the open source community;

     - greater diversification of business model;

     - the exchange ratio in the merger represented a premium of approximately 48.6% over the average stock price ratio over the trading period beginning on December 9, 1999 and ending on April 24, 2000, the day prior to delivery of the WR Hambrecht + Co fairness opinion; and

     - by combining with VA Linux, Andover.Net stockholders will alleviate the difficulty of increasing Andover.Net's public stock price due to limited public float and limited daily trading volume, and they will be afforded substantially increased trading liquidity for their investment.

     Among the factors considered by Andover.Net's board of directors in its deliberations were the following:

     - historical information concerning VA Linux's and Andover.Net's respective financial performance, results of operations, assets, liabilities, operations, technology, management and competitive position, including public reports of VA Linux;

     - the complementary nature of the companies' product offerings across a range of products and possible synergies from combining VA Linux and Andover.Net;

     - Andover.Net's management's view of the financial condition, results of operations, assets, liabilities, businesses and prospects of VA Linux and Andover.Net after giving effect to the merger;

     - current market conditions and historical trading information with respect to VA Linux and Andover.Net's common stock;

     - valuations paid in comparable merger transactions, including Red Hat's acquisition of Cygnus and VA Linux's acquisition of TruSolutions;

     - the terms and conditions of the reorganization agreement, including the expected tax-free treatment to Andover.Net stockholders;

     - the analysis prepared by Andover.Net's financial advisor, WR Hambrecht + Co, and presented to the Andover.Net board of directors and the written opinion of WR Hambrecht + Co that, as of the date Andover.Net and VA Linux signed the reorganization agreement, the exchange ratio was fair, from a financial point of view, to Andover.Net stockholders, as described more fully in the text of the entire opinion attached to this document as Appendix B;

     - the expectation that the merger will be accounted for as a purchase;

     - VA Linux's operational history and its demonstrated ability to compete in the market for Linux-based solutions; and

     - the ability of Andover.Net's board of directors to enter into discussions with another party in response to an unsolicited superior offer to the merger if Andover.Net's directors believed in good faith, after consultation with its legal counsel, that such action was required in order to comply with its fiduciary obligations.

     In the course of deliberations, Andover.Net's board of directors also considered the fairness to Andover.Net of the terms of the reorganization agreement, a copy of which is attached to this document as Appendix A, which was the product of extensive arm's-length negotiations. In particular, Andover.Net's board of directors considered the events triggering payment of the termination fee and the limitations on the ability of Andover.Net to negotiate with other companies regarding an alternative transaction, and the potential effect these provisions would have on Andover.Net receiving alternative proposals that could be superior to the merger. Because Andover.Net's board of directors conducted an extensive review of its strategic alternatives prior to entering into the reorganization agreement, and because these provisions were required by VA Linux for it to enter into the reorganization agreement, Andover.Net's board of directors determined that the value for Andover.Net's stockholders represented by the merger justified these requirements.

     Andover.Net's board of directors also identified and considered a variety of potential negative factors in its deliberations concerning the merger, including, but not limited to:

     - the risk to Andover.Net stockholders that the value of the VA Linux common stock to be received in the merger could decline significantly due to the fixed exchange ratio;

     - the loss of control over the future operations of Andover.Net following the merger and the potential impact of VA Linux's executive management being located in California;

     - the impact of the loss of Andover.Net's status as an independent company on Andover.Net stockholders, employees, clients and the members of the open source community participating on Andover.Net's websites;

     - the risk that the potential benefits sought in the merger might not be fully realized;

     - the possibility that the merger might not be consummated and the potential adverse effects of the public announcement of the merger on:

       - Andover.Net's advertising revenue and operating results;

       - Andover.Net's ability to attract and retain key employees; and

       - Andover.Net's overall competitive position.

     After due consideration, Andover.Net's board of directors believed that Andover.Net could avoid or mitigate some of these risks, and that overall, the risks associated with the proposed merger were outweighed by the potential benefits of the merger.

     Andover.Net's board of directors does not intend the foregoing discussion of information and factors to be exhaustive but believes the discussion to include all of the material factors that it considered. In view of the complexity and wide variety of information and factors, both positive and negative, that it considered, Andover.Net's board of directors did not find it practical to quantify or otherwise assign relative or specific weights to the factors considered. In the light of the foregoing factors, the Andover.Net board of directors decided that it is in the best interests of Andover.Net and its stockholders to combine Andover.Net with VA Linux at this time.

OPINION OF WR HAMBRECHT + CO, FINANCIAL ADVISOR TO ANDOVER.NET

     Pursuant to an engagement letter dated January 20, 2000, as amended as of April 25, 2000 (the "WRH+Co Engagement Letter"), Andover.Net engaged WR Hambrecht + Co ("WRH+Co") to act as financial advisor and render an opinion as to the fairness, from a financial point of view, of the consideration to be received by the stockholders of Andover.Net common stock, other than VA Linux or any of its affiliates. At the April 25, 2000 meeting of the Andover.Net board, WRH+Co delivered its oral opinion to the Andover.Net board, subsequently confirmed in a written opinion dated April 25, 2000 (the "WRH+Co Opinion"), to the effect that, based upon and subject to various considerations set forth in such opinion, as of April 25, 2000, the consideration to be received by the stockholders of Andover.Net pursuant to the merger is fair to such stockholders, from a financial point of view. No limitations were imposed by the Andover.Net board upon WRH+Co with respect to investigations made or procedures followed by WRH+Co in rendering the WRH+Co Opinion.

     THE FULL TEXT OF THE WRH+CO OPINION, WHICH SETS FORTH ASSUMPTIONS MADE, PROCEDURES FOLLOWED, MATTERS CONSIDERED, LIMITATIONS ON AND SCOPE OF THE REVIEW BY WRH+CO IN RENDERING THE WRH+CO OPINION, IS ATTACHED TO THIS PROXY STATEMENT/PROSPECTUS AS APPENDIX B HERETO AND IS INCORPORATED BY REFERENCE HEREIN. THE WRH+CO OPINION IS DIRECTED ONLY TO THE FAIRNESS OF THE CONSIDERATION TO ANDOVER.NET FROM A FINANCIAL POINT OF VIEW, HAS BEEN PROVIDED TO THE ANDOVER.NET BOARD IN CONNECTION WITH ITS EVALUATION OF THE MERGER, DOES NOT ADDRESS ANY OTHER ASPECT OF THE MERGER AND DOES NOT CONSTITUTE A RECOMMENDATION TO ANY HOLDER OF ANDOVER.NET COMMON STOCK AS TO HOW TO VOTE AT THE ANDOVER.NET SPECIAL MEETING. THE SUMMARY OF THE WRH+CO OPINION SET FORTH IN THIS PROXY STATEMENT/ PROSPECTUS IS QUALIFIED IN ITS ENTIRETY BY REFERENCE TO THE FULL TEXT OF SUCH OPINION. HOLDERS OF ANDOVER.NET COMMON STOCK ARE URGED TO READ THE WRH+CO OPINION CAREFULLY AND IN ITS ENTIRETY.

     In conducting its investigation and analysis and in arriving at the WRH+Co Opinion, WRH+Co reviewed such information and took into account such financial and economic factors as it deemed relevant under the circumstances. In that connection, WRH+Co, among other things:

     - reviewed certain internal information, primarily financial in nature, including projections, concerning the business and operations of Andover.Net and VA Linux, furnished to it for purposes of its analysis, as well as publicly available information, including but not limited to Andover.Net's and VA Linux's recent filings with the Securities and Exchange Commission and equity analyst research reports prepared by various investment banking firms;

     - reviewed the draft reorganization agreement, as amended, in the form presented to Andover.Net's board;

     - compared the historical market prices and trading activity of Andover.Net's and VA Linux's common stock with those of certain other publicly traded companies WRH+Co deemed relevant;

     - compared the financial position and operating results of Andover.Net and VA Linux with those of other publicly traded companies WRH+Co deemed relevant;

     - compared the proposed financial terms of the merger with the financial terms of certain other transactions WRH+Co deemed relevant;

     - held discussions with members of Andover.Net's and VA Linux's respective senior managements concerning Andover.Net's and VA Linux's historical and current financial condition and operating results, as well as the future prospects of Andover.Net and VA Linux; and

     - considered such other information, financial studies, analysis and investigations and financial, economic and market criteria which it deemed relevant for the preparation of its opinion.

     In connection with its review, WRH+Co did not assume any obligation independently to verify the foregoing information and has relied on such information as being accurate and complete in all material respects. With respect to the financial forecasts for Andover.Net and VA Linux provided to WRH+Co by their respective managements, upon their advice and with Andover.Net's consent WRH+Co assumed for purposes of the WRH+Co Opinion that the forecasts have been reasonably prepared on bases reflecting the best available estimates and judgments of their respective managements at the time of preparation as to the future financial performance of Andover.Net and VA Linux and that they provide a reasonable basis upon which WRH+Co can form its opinion.

     WRH+Co also assumed that there have been no material changes in Andover.Net's or VA Linux's assets, financial condition, results of operations, business or prospects since the respective dates of their last financial statements made available to it. WRH+Co relied on advice of counsel and independent accountants to Andover.Net as to all legal and financial reporting matters with respect to Andover.Net, the merger and the reorganization agreement.

     WRH+Co assumed that the merger will be consummated in a manner that complies in all respects with the applicable provisions of the Securities Act of 1933 (the "Securities Act"), the Securities Exchange Act of 1934 and all other applicable federal and state statutes, rules and regulations.

     In addition, WRH+Co did not assume responsibility for reviewing any patent applications, technology license agreements, individual credit files, etc. or making an independent evaluation, appraisal or physical inspection of any of the assets or liabilities (contingent or otherwise) of Andover.Net or VA Linux, nor has it been furnished with any such appraisals. Andover.Net informed WRH+Co, and WRH+Co assumed, that the merger will be recorded as a purchase under generally accepted accounting principles. Finally, the WRH+Co Opinion is based on financial, economic, monetary and market and other conditions as in effect on, and the information made available to us as of April 25, 2000.

     Accordingly, although subsequent developments may affect this opinion, WRH+Co has not assumed any obligation to update, revise or reaffirm this opinion.

     The following summarizes the significant financial analyses performed by WRH+Co and reviewed with the Andover.Net board on April 25, 2000 in connection with the delivery of the WRH+Co Opinion:

     Andover.Net Common Stock Performance. WRH+Co reviewed the closing prices and trading volumes of Andover.Net common stock from December 8, 1999 (the date following Andover.Net's initial public offering) to April 24, 2000. During the period from December 8, 1999 to April 24, 2000, the high closing price for Andover.Net common stock was $77.50 per share and the low closing price was $10.125 per share. The price per share of Andover.Net Common Stock to be paid pursuant to the reorganization agreement (based on the Exchange Ratio of 0.425 and the closing price of VA Linux common stock on April 24, 2000 of $37.625 per share) of $15.99 (the "Implied Price") represented a premium of 27.9% based on the April 24, 2000 closing price of $12.50 per share of Andover.Net common stock.

                                                                            TRANSACTION
                                                            STOCK PRICE   PREMIUM/DISCOUNT
                                                            -----------   ----------------
Implied Price (as of 4/24/00).............................    $15.99             0.0%
Closing Price (as of 4/24/00).............................    $12.50            27.9%
High Closing Price (12/8/99 - 4/24/00)....................    $77.50           (79.4)%
Low Closing Price (12/8/99 - 4/24/00).....................    $10.13            57.9%

     VA Linux Common Stock Performance. WRH+Co reviewed the closing prices and trading volumes of VA Linux Common Stock from December 9, 1999 (the date of VA Linux's initial public offering) to April 24, 2000. During the period from December 9, 1999 to April 24, 2000, the high closing price for VA Linux Common Stock was $242.875 per share and the low closing price was $28.94 per share.

                                                              STOCK PRICE
                                                              -----------
Closing Price (as of 4/24/00)...............................   $ 37.625
High Closing Price (12/9/99 - 4/24/00)......................   $242.875
Low Closing Price (12/9/99 - 4/24/00).......................   $  28.94

     Historical Stock Price Ratio Analysis. WRH+Co reviewed the ratios determined by dividing the closing prices of Andover.Net common stock by the closing prices of VA Linux common stock (the "Stock Price Ratio") for a range of periods prior to and including April 24, 2000. Such analysis indicated that for the period beginning with the VA Linux initial public offering and ending April 24, 2000 the average Stock Price Ratio was 0.286, for the 60 days ending April 24, 2000 the average Stock Price Ratio was 0.347, for the 30 days ending April 24, 2000 the average Stock Price Ratio was 0.351, for the 25 days ending April 24, 2000 the average Stock Price Ratio was 0.352, for the 15 days ending April 24, 2000 the average Stock Price Ratio was 0.358, and for the 5 days ending April 24, 2000 the average Stock Price Ratio was 0.349. As of the closing prices on April 24, 2000, the Stock Price Ratio was 0.332.

                                                              AVERAGE STOCK
                                                               PRICE RATIO
                                                              -------------
Transaction Stock Price Ratio...............................      0.425
April 24, 2000 Closing Prices...............................      0.332
Five trading days ending April 24, 2000.....................      0.349
Fifteen trading days ending April 24, 2000..................      0.358
Twenty-five trading days ending April 24, 2000..............      0.352
Thirty trading days ending April 24, 2000...................      0.351
Sixty trading days ending April 24, 2000....................      0.347
December 9, 1999 - April 24, 2000...........................      0.286

     Analysis of Selected Publicly Traded Comparable Companies and Selected Comparable Transactions. VA Linux's $37.625 per share stock price (closing price as of April 24, 2000) implies an enterprise value for Andover.Net of $211.0 million and multiples of 55.5x for the ratio of enterprise value to revenue for the twelve months ending December 31, 1999 ("LTM Revenue"), 14.6x for the ratio of enterprise value to calendar year 2000 estimated revenue and 6.2x for the ratio of enterprise value to calendar year 2001 estimated revenue. These multiples were compared to those of publicly traded comparable companies, including Andover.Net, Cobalt Networks and VA Linux, (as of April 24, 2000) that have average multiples of 35.6x for the ratio of enterprise value to LTM Revenue, 13.3x for the ratio of enterprise value to calendar year 2000 estimated revenue and 7.0x for the ratio of enterprise value to calendar year 2001 estimated revenue. An analysis of comparable precedent transactions, including Red Hat's acquisition of Cygnus and VA Linux's acquisition of TruSolutions, yields an average ratio of enterprise value to LTM Revenue of 46.3x.

                                                        ENTERPRISE VALUE/REVENUES
                                                         (AS OF APRIL 24, 2000)
                                            -------------------------------------------------
                                                         ESTIMATED             ESTIMATED
                                             LTM     CALENDAR YEAR 2000    CALENDAR YEAR 2001
                                            -----    ------------------    ------------------
Implied Transaction Price.................  55.5x          14.6x                  6.2x

Andover.Net...............................  28.7x           9.7x                  4.1x
Cobalt Networks...........................  39.3x          14.7x                  7.8x
VA Linux..................................  38.6x          15.6x                  9.2x
                                            -----          -----                  ----
     Average..............................  35.6x          13.3x                  7.0x
                                            =====          =====                  ====

     Contribution Analysis. Based on public filings, press releases and other publicly available information of both companies, VA Linux is issuing shares representing 13.6% of the combined company on a fully diluted basis. Based on calendar year 1999 results, Andover.Net would have contributed 7.5% of combined revenue of $50.9 million and 37.4% of combined gross profit of $7.2 million. Andover.Net is expected to contribute $14.4 million to projected calendar year 2000 revenue, or 10.5% of the total combined company's estimated revenue of $137.6 million. Without considering synergies, Andover.Net is expected to contribute 34.8% of the combined company's $29.6 million in estimated gross profit for calendar year 2000.

                                                     CONTRIBUTION ANALYSIS ($ IN MILLIONS)
                                                     -------------------------------------
                                                           1999                2000E
                                                     ----------------    -----------------
Revenue
  Andover.Net......................................  $ 3.8       7.5%    $ 14.4      10.5%
  VA Linux.........................................   47.1      92.5      123.2      89.5
                                                     -----     -----     ------     -----
Total..............................................  $50.9     100.0%     137.6     100.0%
Gross Profit
  Andover.Net......................................  $ 2.7      37.4%    $ 10.3      34.8%
  VA Linux.........................................    4.5      62.6       19.3      65.2
                                                     -----     -----     ------     -----
Total..............................................  $ 7.2     100.0%    $ 29.6     100.0%

     Pro Forma Merger Analysis. In arriving at its opinion, WRH+Co performed a variety of financial analyses, the material portions of which are summarized above. The preparation of a fairness opinion is a complex process involving various determinations as to the most appropriate and relevant methods of financial analyses and the application of those methods to the particular circumstances and, therefore, such an opinion is not necessarily susceptible to a partial analysis or summary description. In arriving at its opinion, WRH+Co did not attribute any particular weight to any analysis or factor considered by it, but rather made qualitative judgments as to significance and relevance of each analysis and factor. Accordingly, WRH+Co believes that its analysis must be considered as a whole and that selecting portions of its analysis, without considering all such analyses, could create an incomplete view of the process underlying the WRH+Co Opinion.

     In performing its analyses, WRH+Co relied on numerous assumptions made by the respective managements of Andover.Net and VA Linux and made numerous judgments of its own with regard to industry performance, general business and economic conditions and other matters, many of which are beyond the control of Andover.Net and VA Linux. Actual values will depend upon several factors, including changes in interest rates, dividend rates, market conditions, general economic conditions and other factors that generally influence the price of securities. The analyses performed by WRH+Co are not necessarily indicative of actual values or actual future results, which may be significantly more or less favorable than suggested by such analyses. Such analyses were prepared solely as a part of WRH+Co's analysis of the fairness of the consideration to Andover.Net from a financial point of view and were provided to the Andover.Net board in connection with the delivery of the WRH+Co Opinion. The analyses do not purport to be appraisals or necessarily reflect the prices at which businesses or securities might actually be sold, which are inherently subject to uncertainty. Since such estimates are inherently subject to uncertainty, none of Andover.Net, VA Linux, WRH+Co or any other person assumes responsibility for their accuracy.

     With regard to the comparable public company analysis and the comparable transactions analysis summarized above, WRH+Co selected comparable public companies on the basis of various factors; however, no public company or transaction utilized as a comparison is identical to Andover.Net or the merger. Accordingly, an analysis of the foregoing is not mathematical; rather, it involves complex considerations and judgments concerning differences in financial and operating characteristics of the comparable companies and other factors that could affect the acquisition or public trading value of the comparable companies and transactions to which Andover.Net and the merger are being compared. In addition, as described above, the WRH+Co Opinion and the information provided by WRH+Co to the Andover.Net board were two of many factors taken into consideration by the Andover.Net board in making its determination to approve the merger. Consequently, the WRH+Co analyses described above should not be viewed as determinative of the opinion of the Andover.Net board or the view of Andover.Net management with respect to the value of VA Linux.

     As part of its investment banking activities, WRH+Co is regularly engaged in the evaluation of businesses and their securities in connection with mergers and acquisitions, restructurings and valuations for corporate or other purposes. In the past, WRH+Co has provided investment banking services to Andover.Net for which services WRH+Co has received customary fees. WRH+Co has acted as financial advisor to Andover.Net in connection with the merger and will receive a fee for its services, including rendering the WRH+Co Opinion, a significant portion of which is contingent upon the consummation of the merger. In the ordinary course of its business, WRH+Co actively trades the equity securities of Andover.Net and VA Linux for its own account and for the accounts of customers and, accordingly, may at any time hold a long or short position in such securities. WRH+Co has also acted as an underwriter in connection with offerings of securities of Andover.Net and performed various investment banking services for Andover.Net. Additionally, WRH+Co owns less than 0.3% of VA Linux through an affiliated company. The manager of WRH+Co's investment in VA Linux did not participate in advising Andover.Net with regards to the merger and played no role in the preparation or delivery of the WRH+Co Opinion.

     Pursuant to the terms of the WRH+Co Engagement Letter, WRH+Co was retained by Andover.Net as its exclusive financial advisor and to render an opinion to the Andover.Net board with respect to the merger. Under the WRH+Co Engagement Letter, Andover.Net has paid WRH+Co fairness opinion fees of $400,000 and $350,000 to be credited against the Transaction Fee (as defined below). Upon consummation of the merger, Andover.Net has agreed to pay WRH+Co a transaction fee (the "Transaction Fee") equal to 0.625% of the Aggregate Transaction Value (as defined below) paid in the merger. If, in connection with the termination or abandonment of the merger during the term of the WRH+Co Engagement Letter or within six months thereafter, Andover.Net receives any so-called "termination," "break-up," "topping," or similar fee (including any characterized as expense reimbursement and any judgment for damages or amount of settlement of any dispute as a result of any termination or other failure to consummate the merger), a termination fee equal to 20% of all such fees or profits shall be payable in cash to WRH+Co promptly upon receipt of any such compensation by Andover.Net. For purpose of the WRH+Co Engagement Letter, "Aggregate Transaction Value" shall mean the amount of consideration received by Andover.Net and/or its stockholders (treating any shares issuable upon exercise of options, warrants or other rights of conversion as outstanding), plus the amount of any debt assumed, acquired, remaining outstanding, retired or defeased or preferred stock redeemed or remaining outstanding in connection with the Transaction, including, in the case of a sale or other disposition by Andover.Net of assets, the net value of any assets not sold by Andover.Net. In the event that a sale is structured so as to provide for existing stockholders of Andover.Net to retain all or part of their equity securities, such retained securities shall be deemed to constitute part of the Aggregate Transaction Value and shall be valued immediately following the closing of the sale. For purposes of computing the Aggregate Transaction Value, equity securities traded on a national securities exchange or quoted on the Nasdaq National Market shall be valued at the last closing price thereof prior to the closing of the sale. Andover.Net has also agreed to reimburse WRH+Co for reasonable expenses incurred by WRH+Co and to indemnify WRH+Co and its affiliates, counsel and other professional advisors, and their respective directors, officers, controlling persons, agents and employees against certain liabilities and expenses, including certain liabilities under the federal securities laws, relating to or arising out of such engagement.

ACCOUNTING TREATMENT

     The merger will be accounted for as a "purchase" transaction for accounting and financial reporting purposes, in accordance with generally accepted accounting principles. After the merger, the results of operations of Andover.Net will be included in the consolidated financial statements of VA Linux. The purchase price will be allocated based on the fair values of the assets acquired and the liabilities assumed.

Any excess of cost over fair value of the net tangible assets of Andover.Net acquired will be recorded as goodwill and other intangible assets and will be amortized by charges to operations under U.S. generally accepted accounting principles. These allocations will be made based upon valuations and other studies that have not yet been finalized.

MATERIAL FEDERAL INCOME TAX CONSEQUENCES

     The following is a summary description of the material U.S. federal income tax consequences of the merger that generally are applicable to holders of Andover.Net common stock exchanging such stock for VA Linux common stock, assuming that the merger is effected pursuant to applicable state law and as described in the merger agreement and in this proxy statement/prospectus. This summary is not a comprehensive description of all of the tax consequences that may be relevant to you. For example, we have not described tax consequences that arise from rules that apply to some classes of taxpayers. We also have not described tax consequences that generally are assumed to be known by investors.

     The following discussion is based on and subject to the Internal Revenue Code of 1986, as amended, the regulations promulgated under the Internal Revenue Code, and existing administrative rulings and court decisions, all as in effect as of the date of this proxy statement/prospectus and all of which are subject to change, possibly with retroactive effect. This discussion is also based on assumptions, limitations, representations and covenants, including those contained in certificates of VA Linux, Atlanta Acquisition Corp. and Andover.Net. You should not rely upon this discussion if any of the factual assumptions or representations are, or later become, inaccurate.

     In addition, this discussion assumes stockholders hold their shares of Andover.Net common stock as a capital asset and does not address all U.S. federal income tax consequences that may be relevant to you in light of your particular circumstances or if you are a person subject to special rules, such as rules applicable to:

     - banks and other financial institutions;

     - tax-exempt organizations and pension funds;

     - insurance companies;

     - dealers or traders in securities;

     - Andover.Net stockholders who received their Andover.Net common stock through the exercise of employee stock options or similar derivative securities or otherwise as compensation;

     - Andover.Net stockholders who are subject to alternative minimum tax provisions of the Internal Revenue Code;

     - Andover.Net stockholders whose functional currency is not the U.S.
       dollar;

     - Andover.Net stockholders who are not citizens or residents of the U.S.;
       and

     - Andover.Net stockholders who held Andover.Net common stock as part of a hedge, straddle or conversion transaction.

     The discussion does not address any consequences arising under the laws of any state, locality or foreign jurisdiction. The discussion also does not discuss the tax consequences of an exchange or conversion of options or warrants for Andover.Net common stock into options or warrants for VA Linux common stock.

     Completion of the merger is conditioned on the receipt by VA Linux of an opinion of Wilson Sonsini Goodrich & Rosati, Professional Corporation, VA Linux's tax counsel, and the receipt by Andover.Net of an opinion from Hutchins, Wheeler & Dittmar, A Professional Corporation, Andover.Net's tax counsel, stating that the merger will constitute a reorganization within the meaning of
Section 368(a) of the Internal Revenue Code. Alternatively, this condition also will be satisfied upon the delivery to VA Linux and Andover.Net of such tax opinion of either Wilson Sonsini Goodrich & Rosati, Professional

Corporation or Hutchins, Wheeler & Dittmar, A Professional Corporation. These opinions will be based upon the existing law and the continuing truth and accuracy of the representations of Andover.Net, VA Linux and Atlanta Acquisition Corp. described above, and will be subject to certain assumptions and qualifications, including the assumption that the merger will be effected pursuant to applicable state law and otherwise completed according to the terms of the reorganization agreement. The tax opinions neither bind the Internal Revenue Service or the courts nor preclude them from adopting a contrary position, and it is possible that the Internal Revenue Service may assert successfully a contrary position in litigation or other proceeding. Neither VA Linux nor Andover.Net intends to obtain a ruling from the Internal Revenue Service with respect to the tax consequences of the merger.

     Counsel to VA Linux and Andover.Net have stated in writing to VA Linux and Andover.Net, respectively, their respective views that the discussion in the five bullet points below fairly presents the material current U.S. federal income tax consequences of the merger, based upon the opinions of counsel described above and the foregoing assumptions:

     - no gain or loss will be recognized by VA Linux or Andover.Net as a result of the merger;

     - you will not recognize gain or loss on the exchange of your Andover.Net common stock for shares of VA Linux common stock in the merger (except with respect to cash received instead of a fractional share of VA Linux common stock);

     - if you receive cash instead of a fractional share of VA Linux common stock, you will, in general, recognize capital gain or loss equal to the difference, if any, between the cash amount you receive and the portion of your adjusted tax basis in your Andover.Net common stock allocable to the fractional share; this gain will be long-term capital gain or loss for U.S. federal income tax purposes if your holding period in the Andover.Net common stock deemed to have been exchanged for the fractional share of VA Linux common stock is more than one year at the time the merger is completed;

     - the aggregate tax basis of VA Linux common stock that you receive in the merger will be the same as the aggregate tax basis of Andover.Net common stock that you surrender in exchange therefor, reduced by any amount of tax basis allocable to a fractional share of VA Linux common stock for which cash is received; and

     - the holding period of VA Linux common stock that you receive will include the holding period of shares of Andover.Net common stock that you surrender in exchange.

     Even if the merger qualifies as a reorganization, you could recognize gain to the extent that shares of VA Linux common stock are considered to be received in exchange for services or property. All or a portion of such gain may be taxable as ordinary income.

     If the Internal Revenue Service successfully challenges the status of the merger as a tax-free reorganization, you would recognize taxable gain or loss with respect to each share of Andover.Net common stock surrendered equal to the difference between your tax basis in such share and the fair market value, as of the completion of the merger, of the VA Linux common stock received in exchange therefor. In such event, your aggregate basis in the VA Linux common stock so received would equal its fair market value as of the effective time of the merger, and your holding period for such stock would begin the day after the merger.

     TAX MATTERS ARE VERY COMPLICATED, AND THE TAX CONSEQUENCES OF THE MERGER TO YOU WILL DEPEND ON YOUR PARTICULAR SITUATION. YOU ARE ENCOURAGED TO CONSULT YOUR OWN TAX ADVISOR REGARDING THE SPECIFIC TAX CONSEQUENCES OF THE MERGER, INCLUDING TAX RETURN REPORTING REQUIREMENTS, THE APPLICABILITY OF FEDERAL, STATE, LOCAL AND FOREIGN TAX LAWS AND THE EFFECT OF ANY PROPOSED CHANGE IN THE TAX LAWS. THIS DISCUSSION IS NOT INTENDED TO BE A COMPLETE ANALYSIS OR DESCRIPTION OF ALL POTENTIAL TAX CONSEQUENCES OF THE MERGER.

DELISTING AND DEREGISTRATION OF ANDOVER.NET COMMON STOCK

     If the merger is completed, the shares of Andover.Net common stock will be delisted from the Nasdaq National Market and will be deregistered under the Securities Exchange Act of 1934, as amended. The stockholders of Andover.Net will become stockholders of VA Linux, and their rights as stockholders will be governed by VA Linux's restated certificate of incorporation, VA Linux's bylaws and the laws of the State of Delaware. See "Comparison of Rights of Stockholders of Andover.Net and VA Linux".

LISTING OF VA LINUX COMMON STOCK TO BE ISSUED IN THE MERGER

     It is a condition to the consummation of the merger that the shares of VA Linux common stock to be issued in the merger and the shares of VA Linux common stock to be reserved for issuance be authorized for listing on the Nasdaq National Market.

CONDUCT OF THE BUSINESS IF THE MERGER IS NOT COMPLETED

     If the merger is not consummated, Andover.Net will carry on its business in the usual, regular and ordinary course, consistent with past practice.

REGULATORY COMPLIANCE

     A certificate of merger must be filed on behalf of VA Linux, Atlanta Acquisition Corp. and Andover.Net with the Secretary of State of Delaware in order to effect the merger. A copy of the certificate of merger is attached hereto as Appendix C.

     Under the Hart-Scott-Rodino Improvements Act and the rules that have been promulgated under the act, acquisitions of a sufficient size may not be consummated unless information has been furnished to the Antitrust Division of the U.S. Department of Justice and to the FTC and applicable waiting period requirements have been satisfied or early termination of the waiting period has been granted. The acquisition of shares of our common stock pursuant to the merger is subject to the provisions of that act.

     VA Linux and Andover.Net each filed with the Antitrust Division of the U.S. Department of Justice and the FTC on March 20, 2000, a Hart-Scott-Rodino Notification and Report Form with respect to the acquisition of the shares of Andover.Net common stock by VA Linux. On April 5, 2000 early termination of the waiting period was granted to VA Linux and Andover.Net.

APPRAISAL RIGHTS

     Andover.Net is incorporated under Delaware law. Under applicable Delaware law, the holders of Andover.Net common stock are not entitled to dissenters' or appraisal rights in connection with the merger because Andover.Net is a publicly traded company.

FEDERAL SECURITIES LAWS CONSEQUENCES; STOCK TRANSFER RESTRICTIONS

     This proxy statement/prospectus does not cover any resales of the VA Linux common stock you will receive in the merger, and no person is authorized to make any use of this proxy statement/prospectus in connection with any such resale.

     All shares of VA Linux common stock you will receive in the merger will be freely transferable, except that if you are deemed to be an "affiliate" of Andover.Net under the Securities Act of 1933, as amended, at the time of the special meeting you may resell those shares only in transactions permitted by Rule 145 under the Securities Act or as otherwise permitted under the Securities Act. In addition, various stockholders of Andover.Net have entered into affiliate agreements that restrict their ability to transfer the shares of VA Linux Common Stock that they receive in the merger. Persons who may be affiliates of Andover.Net for those purposes generally include individuals or entities that control, are controlled by, or are under common control with, Andover.Net, and would not include stockholders who are not officers, directors or principal stockholders of Andover.Net.

INTERESTS OF CERTAIN PERSONS IN THE MERGER

     In considering the recommendation of the Andover.Net board of directors with respect to the approval and adoption of the reorganization agreement and approval of the merger, you should be aware that certain members of the management of Andover.Net and the Andover.Net board of directors may have interests in the merger that are different from, or in addition to, your interests. Andover.Net's board of directors was aware of these interests and considered the following matters, among others, in approving the merger. Other than the reorganization agreement and the transactions contemplated thereby, there are no past, present or proposed contracts, arrangements, understandings, relationships or transactions between Andover.Net and its affiliates and VA Linux and its affiliates.

Assumption and acceleration of stock options

     Pursuant to the reorganization agreement, VA Linux will assume each outstanding stock option under the Andover.Net 1999 Stock Option Plan.

     Under the pre-existing terms of option agreements entered into with the employees, officers and directors of Andover.Net, the consummation of the merger will cause 50% or 100% of their unvested shares to become vested. Pursuant to these agreements the options held by five officers and one director will accelerate as set forth on the following table:

                                                   AS OF APRIL 3, 2000        ADDITIONAL OPTIONS
                                               ---------------------------   EXERCISABLE IF MERGER
                                               EXERCISABLE   UNEXERCISABLE      CONSUMMATED ON
              NAME AND POSITION                  OPTIONS        OPTIONS          APRIL 3, 2000
              -----------------                -----------   -------------   ---------------------
Peter A. Phelps, Chief Financial Officer.....          0         75,000             37,500
Adam B. Green, Chief Technology Officer......    304,901        100,476             50,238
James E. Patterson, Executive Vice
  President..................................     89,891         10,587             10,587
Derek V. Carroll, Vice President, Business
  Development................................    100,475         60,285             30,143
Janet F. Holian, Vice President,
  Communications.............................     30,142         30,142             15,071
James D. Logan, Director.....................     23,663         56,718             56,718

     Affiliate agreements. Twenty-six affiliates of Andover.Net have entered into affiliate agreements with VA Linux and have agreed not to sell any of the shares of Andover.Net held by them until the later of (a) June 8, 2000 and (b) the closing of the merger.

     Employment offers. On April 26, 2000, VA Linux and certain officers and key employees of Andover.Net entered into offer letters whereby these employees were offered employment with VA Linux. The table below lists the names of such employees and the title of the position offered by VA Linux to each such employee.

                   NAME                                             POSITION
                   ----                                             --------
Bruce A. Twickler.........................  President, Andover.Net
Adam B. Green.............................  Chief Technical Officer, Andover.Net
James E. Patterson........................  Executive Vice President, Andover.Net
William M. Dwyer..........................  Senior Vice President, Andover.Net
Janet F. Holian...........................  Vice President, Corporate Communications, Andover.Net

     Other benefits. The individuals listed in the above table were also offered additional options to purchase stock of Andover.Net, which shall be assumed by VA Linux subject to the approval by Andover.Net shareholders of the increase to the number of shares reserved under the 1999 Stock Option Plan, the consummation of the merger and each becoming an employee of VA Linux.

                 NAME                    OPTIONS
                 ----                    -------
Bruce A. Twickler......................  100,000
Adam B. Green..........................  100,000
James E. Patterson.....................  100,000
William M. Dwyer.......................  200,000
Janet F. Holian........................   50,000

     Indemnification. From and after the effective time of the merger, VA Linux will cause Andover.Net to fulfill and honor in all respects the obligations of Andover.Net pursuant to any indemnification agreements between Andover.Net and its directors and officers in effect as of the effective time of the merger and any indemnification provision under Andover.Net's certificate of incorporation and bylaws in effect as of the date the reorganization agreement was signed.

     For a period of 6 years after the merger, the articles of incorporation and bylaws of VA Linux will contain provisions with respect to exculpation and indemnification that are at least as favorable to the current Andover.Net officers and directors as those contained in the certificate of incorporation and bylaws of Andover.Net as in effect on the date the reorganization agreement was signed. VA Linux will cause Andover.Net to use its commercially reasonable efforts to maintain in effect, if available, directors' and officers' liability insurance covering those persons who are currently covered by Andover.Net's directors' and officers' liability insurance policy on terms comparable to those applicable to the current directors and officers of Andover.Net; provided, however, that in no event will VA Linux or the Andover.Net be required to expend in excess of 150% of the annual premium currently paid by Andover.Net for such coverage (or such coverage as is available for such 150% of such annual premium).

     Registration Rights. Affiliates of Andover.Net, including Bruce A. Twickler, Peter A. Phelps, Adam B. Green, James E. Patterson, Derek V. Carroll, Janet F. Holian, Walter M. Bird, III, Jonathan M. Goldstein, James F. Logan, Robert Malda, Louis Page, Thomas R. Shepherd, and John E. Trombly shall receive registration rights for secondary public offerings initiated by VA Linux, so that such affiliates in the aggregate shall have the right to sell no less than twenty percent of the selling stockholder component of the first VA Linux-initiated secondary public offering of its common stock and pari passu rights on subsequent secondary offerings.

                          THE REORGANIZATION AGREEMENT

GENERAL

     The following summary of the material terms of the reorganization agreement is subject to, and qualified in its entirety by, the complete text of the reorganization agreement. A copy of the reorganization agreement, as amended, is attached as Appendix A to this proxy statement/prospectus and is incorporated in this proxy statement/prospectus by reference. You should read the full text of the reorganization agreement, because it, and not this proxy statement/prospectus, is the legal document that governs the merger. In the event of any discrepancy between the terms of the reorganization agreement and the following summary, the reorganization agreement will control.

THE MERGER

     Following the approval and adoption of the reorganization agreement, attached as Appendix A hereto, by the stockholders of Andover.Net and the satisfaction or waiver of the other conditions to the merger, Andover.Net will merge with Atlanta Acquisition Corp., a wholly-owned subsidiary of VA Linux. As a result, Atlanta Acquisition Corp. will cease to exist as a separate corporate entity, and Andover.Net will continue as the surviving corporation and retain its name as a wholly-owned subsidiary of VA Linux. The merger will be effective at the time the certificate of merger is filed with the Secretary of State of the State of Delaware.

     Each share of Andover.Net common stock, par value of $0.01 per share, issued and outstanding immediately before the merger, other than those held in the treasury of Andover.Net and those owned by VA Linux or Atlanta Acquisition Corp., will be exchanged for 0.425 shares of VA Linux common stock.

     No certificates or scrip representing fractional shares of VA Linux common stock will be issued upon the surrender of Andover.Net common share certificates. Each holder of an Andover.Net common share certificate, at the time of merger, who would otherwise be entitled to receive a fractional share of VA Linux common stock will receive cash. The amount of cash paid in lieu of fractional shares will be the fraction of a share of VA Linux common stock that would be otherwise issued multiplied by the closing price per share of VA Linux common stock on the Nasdaq National Market on the last full trading day prior to the merger. The exchange agent will pay this amount without interest.

     The reorganization agreement provides that at the time the certificate of merger is filed, Atlanta Acquisition Corp.'s certificate of incorporation will be the certificate of incorporation of the surviving entity and will be amended to reflect "Andover.Net, Inc." as the name of the surviving corporation. The reorganization agreement further provides that the bylaws of Atlanta Acquisition Corp., as in effect when the certificate of merger is filed, will be the bylaws of Andover.Net immediately after the certificate of merger is filed. The reorganization agreement further provides that those persons who are the directors and officers of Atlanta Acquisition Corp. when the certificate of merger is filed will be the directors and officers of Andover.Net immediately after the certificate of merger is filed.

EFFECTIVE TIME AND CLOSING OF THE MERGER

     Promptly after the satisfaction or waiver of the terms and conditions of the reorganization agreement, the parties shall file a certificate of merger with the Secretary of State of the State of Delaware as required by the Delaware General Corporation Law. The merger will be effective when the certificate of merger is filed. We expect to complete the merger as soon as practicable after June 2, 2000, the date scheduled for the special meeting.

PROCEDURE TO EXCHANGE CERTIFICATES

     The parties will authorize a commercial bank to act as exchange agent. The exchange agent will mail letters of transmittal and instructions regarding the exchange process to each record holder of shares of Andover.Net common stock promptly following the merger. Upon surrender of Andover.Net common stock certificates, together with the letter of transmittal duly executed, the Andover.Net record stockholders will receive certificates representing VA Linux common stock. Once the holders of certificates previously representing Andover.Net common stock surrender these certificates, they will receive any dividends or other distributions on the VA Linux common stock that have a record date after the merger and a payment date before the holder surrenders the Andover.Net common share certificate. However, VA Linux will not pay any dividends until the holder of the Andover.Net share certificate surrenders that certificate. The holder will also receive any dividends or other distributions with a record date after the merger but before the surrender, and a payment date after the surrender. In each case, taxes will be withheld as required. No interest will be paid or accrued on unpaid dividends or distributions, if any, which will be paid on surrender of Andover.Net common share certificates.

     No certificates or scrip representing fractional shares of VA Linux common stock will be issued upon the surrender of Andover.Net common share certificates. Each holder of a Andover.Net common share certificate, at the time of merger, who would otherwise be entitled to receive a fractional share of VA Linux common stock will receive cash. The amount of cash paid in lieu of fractional shares will be the fraction of a share of VA Linux common stock that would be otherwise issued multiplied by the closing price per share of VA Linux common stock on the Nasdaq National Market on the last full trading day prior to the merger. The exchange agent will pay this amount without interest.

     Neither VA Linux, Atlanta Acquisition Corp., Andover.Net, nor the exchange agent will be liable to you for any amount properly delivered to a public official under applicable abandoned property, escheat or similar law.

     The exchange agent will deliver VA Linux common stock, any cash in lieu of fractional shares and any unpaid dividends or distribution with respect to VA Linux common stock in exchange for lost, stolen, or destroyed certificates if the record holder of such Andover.Net common stock certificates signs an affidavit or loss, theft or destruction. VA Linux may also, in its discretion, require the holder of a lost, stolen or destroyed certificate to deliver a bond in reasonable sum as indemnity against any claim that might be made against VA Linux regarding the alleged lost, stolen or destroyed certificate.

STOCK OPTIONS AND EMPLOYEE BENEFITS

     Upon the completion of merger, each then outstanding option to purchase shares of Andover.Net common stock will be assumed by VA Linux. Each Andover.Net option assumed by VA Linux will continue to have the same terms and conditions set forth in the Andover.Net stock option plan and option agreement, except that
(a) each Andover.Net option will be exercisable for that number of whole shares of VA Linux common stock equal to the product of the number of shares of Andover.Net common stock that were issuable upon exercise of such Andover.Net option immediately prior to the merger multiplied by 0.425, rounded down to the nearest whole number of shares of VA Linux common stock and (b) the per share exercise price for the shares of VA Linux common stock issuable upon exercise of such assumed Andover.Net option will be equal to the quotient determined by dividing the exercise price per share of Andover.Net common stock at which such Andover.Net option was exercisable immediately prior to the merger by 0.425, rounded down to the nearest whole cent. Each assumed Andover.Net option shall be vested immediately following the merger as to the same percentage of the total number of shares subject thereto as it was vested as of the merger, except that pursuant to the terms of the option agreements under which the assumed Andover.Net options were granted, certain Andover.Net options shall accelerate upon the merger. Andover.Net has agreed to use its best efforts to amend such option agreements so that no more than 50% of the unvested portion of any Andover.Net option vests as a result of the Merger.

     Prior to the merger, Andover.Net will place into escrow shares of Andover.Net common stock which would have been issued by Andover.Net in connection with its prior acquisitions. Upon the merger, such escrow shares shall be converted into shares of VA Linux common stock in accordance with the terms of the reorganization agreement and be released from escrow in accordance with the terms of the respective underlying agreements relating to the initial grants to such prior acquisitions.

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     Prior to the merger, Andover.Net shall grant stock options pursuant to the
Andover.Net 1999 Stock Option Plan to purchase an aggregate of 1,400,000 shares of Andover.Net common stock to such persons and in such amounts as to which VA Linux shall have agreed, with strike prices equal to the fair market value of Andover.Net common stock at the time of grant, with no acceleration of vesting triggered by this merger.

     For purposes of determining eligibility to participate, vesting, and accrual or entitlement to benefits where length of service is relevant under any employee benefit plan or arrangement of VA Linux or any of its subsidiaries or affiliates, the employees, officers, directors, and consultants of Andover.Net at the time of the merger shall receive service credit for service with Andover.Net to the same extent that such service credit was granted under the employee plans of Andover.Net.

     VA Linux will assume and honor all written employment, retention, consulting, bonus, severance and termination plans and agreements of employees, officers, directors and consultants of Andover.Net provided or made available to VA Linux on or prior to the merger.

     Subject to any limitations under the Securities Act, VA Linux will file a registration statement on Form S-8 for the shares of VA Linux common stock issuable upon the exercise of options to purchase VA Linux common stock which were previously options to purchase Andover.Net common stock. VA Linux will file this registration statement as soon as is reasonably practicable after the merger, and in no event later than 45 days after the merger.

REPRESENTATIONS AND WARRANTIES

     VA Linux and Andover.Net each made a number of representations and warranties in the reorganization agreement regarding aspects of their respective businesses, financial condition, structure and other facts pertinent to the merger.

     The representations given by Andover.Net as they relate to Andover.Net and its subsidiaries include, among others:

     - capitalization;

     - intellectual property used in its business;

     - changes in its businesses since December 8, 1999;

     - the receipt of a fairness opinion from its financial advisors;

     - financial statements;

     - no conflict with third party agreements as a result of the transaction;
       and

     - taxes.

     The representations given by VA Linux as they relate to VA Linux and its subsidiaries include, among others:

     - capitalization;

     - financial statements; and

     - taxes.

     The representations and warranties in the reorganization agreement are complicated and not easily summarized. You are urged to carefully read the articles of the reorganization agreement entitled "Representations and Warranties of Company" starting on page A-5 thereof and "Representations and Warranties of Parent and Merger Sub" starting on page A-20 thereof, as set forth in Appendix A to this proxy statement/prospectus.

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

COVENANTS RELATING TO CONDUCT OF BUSINESS

     Andover.Net agreed that until the earlier of the completion of the merger or the termination of the reorganization agreement, unless VA Linux consents in writing, Andover.Net and its subsidiaries will:

     - carry on its business, in all material respects, in the ordinary course as currently conducted;

     - pay its debts and taxes when due;

     - pay or perform other material obligations when due;

     - use commercially reasonable efforts to preserve intact its present business organization;

     - use commercially reasonable efforts to keep available the services of its present officers and employees; and

     - use commercially reasonable efforts to preserve its relationships with customers and suppliers.

     In addition, unless VA Linux consents in writing or the reorganization agreement provides otherwise, Andover.Net has agreed that, until the earlier of the completion of the merger or the termination of the reorganization agreement, it and each of its subsidiaries will not and will not agree to:

     - waive any stock repurchase rights, accelerate, amend or change the period of exercisability of options or restricted stock, or reprice options granted under any stock plans or authorize cash payments in exchange for any options granted under any of such plans;

     - grant any severance or termination pay to any officer or employee except pursuant to written agreements outstanding, or policies existing, on the date of the reorganization agreement and as previously disclosed in writing or made available to VA Linux, or adopt any new severance plan;

     - transfer or license to any person or entity or otherwise extend, amend or modify in any material respect any rights to intellectual property, or enter into grants to future patent rights, other than non-exclusive licenses in the ordinary course of business and consistent with past practice;

     - declare, set aside or pay any dividends on or make any other distributions on its capital stock or split, combine or reclassify any capital stock or issue or authorize the issuance of any other securities in substitution for any capital stock;

     - purchase, redeem or otherwise acquire, directly or indirectly, any shares of Andover.Net's capital stock or its subsidiaries, except repurchases of unvested shares at cost in connection with the termination of the employment relationship with any employee pursuant to stock option or purchase agreements in effect on January 20, 2000;

     - issue, deliver, sell, authorize, pledge or otherwise encumber, any shares of capital stock or any securities convertible into shares of capital stock, or subscriptions, rights, warrants or options to acquire any shares of capital stock or any securities convertible into shares of capital stock, or enter into other agreements or commitments of any character obligating it to issue any such shares or convertible securities, other than (a) stock options pursuant to the Andover.Net stock option plans granted to employees of Andover.Net to purchase 1,200,000 shares of Andover.Net common stock; (b) issuance of shares of the Andover.Net common stock in connection with the prior acquisitions of Andover.Net; and (c) issuance of shares by Andover.Net pursuant to the exercise of stock options granted as of January 20, 2000 or granted pursuant to the preceding clause (a);

     - cause, permit or propose any amendments to its certificate of incorporation, bylaws or other charter documents;

     - acquire or agree to acquire by merging or consolidating with, or by purchasing any equity interest in or a portion of the assets of, or by any other manner, any business or any corporation, partnership, association or other business organization or division thereof, or otherwise acquire or agree to acquire any assets which are material, individually or in the aggregate, to the business of Andover.Net or enter into any material joint ventures, strategic partnerships or alliances;
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

     - sell, lease, license, encumber or otherwise dispose of any properties or assets which are material, individually or in the aggregate, to the business of Andover.Net, except sales of inventory and used equipment in the ordinary course of business consistent with past practice;

     - incur any indebtedness for borrowed money or guarantee any such indebtedness of another person, issue or sell any debt securities or options, warrants, calls or other rights to acquire any debt securities of Andover.Net, enter into any "keep well" or other agreement to maintain any financial statement condition or enter into any arrangement having the economic effect of any of the foregoing other than in connection with the financing of ordinary course trade payables consistent with past practice;

     - adopt or amend any employee benefit plan or employee stock purchase or employee stock option plan, or enter into any employment contract or collective bargaining agreement (other than offer letters and letter agreements entered into in the ordinary course of business consistent with past practice with employees who are terminable "at will"), pay any special bonus or special remuneration to any director or employee, or increase the salaries or wage rates or fringe benefits (including rights to severance or indemnification) of its directors, officers, employees or consultants other than in the ordinary course of business, consistent with past practice, or change in any material respect any management policies or procedures;

     - make any payments outside of the ordinary course of business consistent with past practices in excess of $50,000 individually or in the aggregate;

     - modify, amend or terminate any material contract or agreement to which Andover.Net or any subsidiary thereof is a party or waive, release or assign any material rights or claims thereunder;

     - enter into any contracts, agreements, or obligations relating to the distribution, sale, license or marketing by third parties of Andover.Net's products or products licensed by Andover.Net other than in the ordinary course of business consistent with past practice;

     - materially revalue any of its assets or, except as required by United States generally accepted accounting principles, make any change in accounting methods, principles or practices; or

     - take any action that could reasonably be expected to cause the merger to fail to qualify as a "reorganization" under Section 368(a) of the Code.

     VA Linux has agreed that, during the period from the date of the reorganization agreement through the merger, it will not engage in any action that could reasonably be expected to cause the merger to fail to qualify as a reorganization under Section 368(a) of the Internal Revenue Code.

ADDITIONAL COVENANTS

     Stockholder Meeting. Andover.Net has agreed to call a meeting of its stockholders for the purposes of considering the approval and adoption of the reorganization agreement as promptly as practicable and in any event within 45 days after the declaration of effectiveness of the registration statement of which this proxy statement/prospectus is a part. The board of directors of Andover.Net has agreed to recommend to its stockholders that they approve the reorganization agreement and the merger; provided, however, that the board of directors of Andover.Net may withdraw, modify or change its approval or recommendation where failure to do so could result in breach of its fiduciary duties.

     Registration Rights. VA Linux has agreed to use its best efforts to amend the First Amended and Restated Registration Rights Agreement dated June 16, 1999, so that each affiliate of Andover.Net shall receive specified registration rights.

     Access to Information. VA Linux and Andover.Net have agreed to provide to the officers, employees, accountants, counsel and other representatives of the other company reasonable access during normal business hours to the properties, books, contracts, records and personnel during the period between the date of the reorganization agreement and the merger.

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

     No Solicitation. Until the merger is completed or the reorganization agreement is terminated, Andover.Net has agreed that neither it nor any of its subsidiaries, representatives, affiliates or advisors will, directly or indirectly, subject to Andover.Net's Board fiduciary obligations:

     - solicit, initiate, knowingly encourage or induce the making, submission or announcement of any acquisition proposal;

     - participate in any discussions or negotiations regarding, or furnish to any person other than VA Linux any non-public information with respect to, or take any other action to facilitate any inquiries or the making of any proposal that constitutes or may reasonably be expected to lead to, any acquisition proposal;

     - engage in discussions with any person with respect to any acquisition proposal;

     - approve, endorse or recommend any acquisition proposal; or

     - enter into any letter of intent or similar document or any contract agreement or commitment contemplating or otherwise relating to any acquisition proposal.

     An acquisition proposal is defined as a proposal of any transaction or series of related transactions involving:

     - any purchase of more than a 5% interest in the total outstanding voting securities of Andover.Net or any of its subsidiaries or any tender offer or exchange offer that if consummated would result in any person beneficially owning 5% or more of the total outstanding voting securities of Andover.Net or any of its subsidiaries or any merger, consolidation, business combination or similar transaction involving Andover.Net;

     - any sale, lease, exchange, transfer, license, acquisition or disposition of more than 5% of the assets of Andover.Net; or

     - any liquidation or dissolution of Andover.Net.

     Andover.Net as promptly as practicable shall advise VA Linux orally and in writing of any acquisition proposal or any request for non-public information which Andover.Net reasonably believes would lead to an acquisition proposal.

     Andover.Net will keep VA Linux informed as promptly as practicable in all material respects of the status and details of any such acquisition proposal, request or inquiry.

     Reasonable Efforts. VA Linux and Andover.Net have each agreed to use their reasonable efforts to take all actions, and do all things, necessary, proper or advisable to conclude and make effective the merger and any transactions contemplated by the reorganization agreement, including, among other things:

     - taking all reasonable acts to cause the conditions precedent to the merger to be satisfied;

     - obtaining all necessary actions, waivers, consents, approvals, orders and authorizations from governmental entities;

     - obtaining all necessary consents, approvals or waivers from third parties;

     - defending any lawsuits or legal proceedings that challenge the reorganization agreement; and

     - executing any additional documents necessary to conclude the merger.

     Notice. Andover.Net and VA Linux have each agreed to give the other prompt notice of any representation or warranty made by it contained in the reorganization agreement becoming untrue or inaccurate, or any failure to comply with or satisfy in any material respect any covenant, condition or agreement to be complied with or satisfied by it under the reorganization agreement.

     Third Party Consents. Andover.Net and VA Linux have agreed that each will use their commercially reasonable efforts to obtain any consents, waivers and approvals under any of its or its subsidiaries'

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

respective agreements, contracts, licenses or leases required to be obtained in connection with the consummation of the merger.

     Indemnification. VA Linux has agreed to honor the obligations of Andover.Net pursuant to any indemnification agreements between Andover.Net and its directors and officers as of the date of the merger. For a period of six years, the certificate of incorporation and bylaws of the corporation surviving the merger will contain provisions with respect to exculpation and indemnification that are at least as favorable to the directors and officers of Andover.Net as those contained in the certificate of incorporation and bylaws of Andover.Net prior to the merger.

     For a period of three years after the merger, VA Linux will cause the surviving corporation to use its commercially reasonable efforts to maintain in effect, if available, directors' and officers' liability insurance covering those persons who are currently covered by Andover.Net's directors' and officers' liability insurance policy on terms comparable to those applicable to the current directors and officers of Andover.Net.

     Invention Assignment Agreement. Andover.Net has agreed to use its best efforts to have all employees and independent contractors execute a form of employee agreement or contractor agreement, respectively. Each employee and independent contractor will receive $100 in exchange for signing the agreement.

     Nasdaq Listing. VA Linux has agreed to authorize for listing on Nasdaq the shares of VA Linux common stock issuable, and those required to be reserved for issuance, in connection with the merger.

     Option Assumption Agreement. Andover.Net has agreed to use its best efforts to cause each holder of an option to purchase Andover.Net common stock to execute and deliver to VA Linux an option assumption agreement in form delivered to Andover.Net by VA Linux.

     1999 Stock Option Plan. Andover.Net has agreed to include in this proxy statement a proposal to its stockholders to increase the number of shares authorized under the Company's 1999 Stock Option Plan so that not less than 1,200,000 shares of Company Common Stock are available for grant immediately prior to the merger.

CONDITIONS PRECEDENT TO THE MERGER

     VA Linux, Atlanta Acquisition Corp. and Andover.Net are required to complete the merger only if each of the following conditions is met:

     - Stockholder Approval. The holders of a majority of the outstanding shares of Andover.Net common stock have approved and adopted the reorganization agreement and approved the merger.

     - Registration Statement. The registration statement on Form S-4 of which this proxy statement/prospectus is a part has been declared effective under the Securities Act. No stop order suspending the effectiveness of the Form S-4 has been initiated or issued by the SEC.

     - Hart-Scott-Rodino Act. The waiting period applicable to the consummation of the merger under the Hart-Scott-Rodino Act has expired or terminated.

     - No Government Action/Order. No governmental entity has enacted or issued any statute, rule, regulation, executive order, decree, injunction or other order which is in effect and has the effect of making the merger illegal or otherwise prohibiting it.

     - Tax Opinions. VA Linux and Andover.Net have each received opinions from their respective tax counsel that the merger will constitute a tax-free reorganization within the meaning of Section 368(a) of the Internal Revenue Code.

     - Listing on the Nasdaq National Market. The VA Linux common stock to be issued in the merger has been approved for listing on the Nasdaq National Market.

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

     Additionally, the reorganization agreement obligates VA Linux and Atlanta Acquisition Corp., on one hand, and Andover.Net on the other hand, to complete the merger only if, before the merger, the following additional conditions are satisfied or waived:

     - Each of the representations and warranties of the other party in the reorganization agreement is true and correct in all material respects as of the effective time of the merger as if made on and as of such date, except for those representations and warranties made as of a particular date, with the same force and effect as if made on and as of the effective time except for those representations and warranties made as of an earlier date.

     - The other party has performed or complied in all material respects with all agreements and covenants required by the reorganization agreement to be performed or complied with prior to completion of the merger.

     - There has not been any adverse material effect on business, operations, assets, liabilities, financial condition or results of operations of either party since the date of the reorganization agreement.

     In addition, VA Linux is not obligated to complete the merger unless (a) Andover.Net receives all consents, waivers and approvals from third parties required as a result of the merger, (b) the Andover.Net registration rights agreement is terminated and (c) the increase in shares reserved for issuance under the Andover.Net 1999 Stock Option Plan is approved by the stockholders of Andover.Net.

TERMINATION; AMENDMENT AND WAIVER

     Conditions to Termination. VA Linux and Andover.Net may terminate the reorganization agreement at any time prior to the merger, even if the stockholders of Andover.Net approve matters related to the merger. The reorganization agreement may be terminated:

     - by VA Linux or Andover.Net if the parties mutually consent in writing to terminate the reorganization agreement;

     - by VA Linux or Andover.Net if the merger has not been effected on or prior to June 30, 2000; however, this right to terminate will not be available to any party whose action or failure to act was the principal cause of the failure of the merger to occur by this date and the action or failure to act constitutes a material breach of the reorganization agreement;

     - by VA Linux or Andover.Net if any governmental entity issues an order, decree or ruling or takes any action to permanently restrain, enjoin or prohibit the merger, and this order, decree or ruling is final and nonappealable;

     - by VA Linux or Andover.Net if the stockholders of Andover.Net do not approve the reorganization agreement at the special meeting or any adjournment or postponement of the special meeting; provided, that Andover.Net may not terminate the reorganization agreement if the failure to obtain the stockholder approval was caused by the action or failure to act of Andover.Net and the action or failure to act is a breach by Andover.Net of the reorganization agreement or a breach of the voting agreements between VA Linux and affiliates of Andover.Net by any affiliate;

     - by VA Linux (at any time prior to the approval of the reorganization agreement and the merger by the Andover.Net stockholders) if (a) Andover.Net's board of directors changed, in a manner adverse to VA Linux, its unanimous recommendation in favor of the reorganization agreement and the merger, (b) Andover.Net fails to include the unanimous recommendation of it board of directors in this proxy/prospectus, (c) Andover.Net's board of directors fails to reaffirm its unanimous recommendation in favor of the reorganization agreement and the merger within 10 days after VA Linux requests for such reaffirmation in writing,
       (d) Andover.Net's board of directors approves an acquisition proposal other than the transaction contemplated by the reorganization agreement,
       (e) a tender or exchange offer has been commenced by a person unaffiliated with VA Linux or Andover.Net and Andover.Net's board of directors fails to send a notice to its stockholders recommending against such tender or exchange offer;
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

     - by VA Linux if Andover.Net violates its covenant not to solicit acquisition proposals;

     - by VA Linux if there has been a material breach by Andover.Net of any representation, warranty, covenant or agreement which is not curable by commercially reasonable efforts or which Andover.Net is not using commercially reasonable efforts to cure; or

     - by Andover.Net if there has been a material breach by VA Linux of any representation, warranty, covenant or agreement which is not curable by commercially reasonable efforts or which VA Linux is not using commercially reasonable efforts to cure.

     Effect of Termination. In the event of termination of the reorganization agreement by either VA Linux or Andover.Net the reorganization agreement will become void; provided, however, that (a) the confidentiality provisions, general provisions and termination provisions will survive and (b) nothing will relieve the parties from any liability for any willful breach of the reorganization agreement.

     Andover.Net has also agreed to pay $30,000,000 to VA Linux in immediately available funds in the event that the reorganization agreement is terminated:

     - by VA Linux or Andover.Net if the merger has not been effected on or prior to June 30, 2000;

     - by VA Linux or Andover.Net if the stockholders of Andover.Net do not approve the reorganization agreement at the special meeting or any adjournment or postponement of the special meeting; or

     - by VA Linux if there has been a material breach by Andover.Net of any representation, warranty, covenant or agreement which is not curable by commercially reasonable efforts or which Andover.Net is not using commercially reasonable efforts to cure;

provided, that Andover.Net will not be required to pay the $30,000,000 for failure to obtain stockholder approval or to effect the merger by June 30, 2000 unless Andover.Net enters into and effects an acquisition proposal or an agreement for an acquisition proposal or any person or entity purchases 50% or more of the assets or voting stock of Andover.Net, within fifteen (15) months of termination of the reorganization agreement.

     Each party will pay its own costs and expenses. However, all filing fees and printing expenses related to this Form S-4 and proxy statement and the registration statement will be shared equally by VA Linux and Andover.Net.

     Amendment. Subject to applicable law, the reorganization agreement may be amended by the parties at any time by a written instrument signed on behalf of each of the parties to the reorganization agreement.

     Extension; Waiver. At any time prior to the merger, any party to the reorganization agreement may, in writing:

     - extend the time for performance for any obligations of the other parties under the reorganization agreement;

     - waive any inaccuracies in the representations and warranties in the reorganization agreement made to that party; and

     - waive compliance with any of the agreements or conditions of the reorganization agreement for the benefit of that party.

VOTING AGREEMENTS

     Voting and Proxies. In order to induce VA Linux to enter into the reorganization agreement, each of the twenty-six (26) Andover.Net affiliates have entered into a voting agreement at VA Linux's request. A copy of the voting agreement is attached behind the reorganization agreement, as amended, in Appendix A to this proxy statement/prospectus. These affiliates are: Bruce A. Twickler, Peter A. Phelps, Adam B. Green, James E. Patterson, William M. Dwyer, Derek V. Carroll, Janet F. Holian, Walter M. Bird, III,

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Claflin Capital VI, L.P., Claflin Capital VII, L.P., Jonathan M. Goldstein,
TA/Advent VIII, L.P., TA/Atlantic and Pacific IV, L.P., TA Executives Fund LLC, TA Investors LLC, James D. Logan, Robert Malda, Louis Page, Window to Wall Street, Inc., Window to Wall Street Limited Partnership, Window to Wall Street II Limited Partnership, Thomas R. Shepherd, The Shepherd Group, LLC, The Shepherd Venture Fund I, L.P., John E. Trombly and Royalty Capital Fund L.P. I.

     Pursuant to and during the terms of the voting agreements, each affiliate party to a voting agreement has agreed to vote or cause to be voted, all of the Andover.Net common stock owned by the affiliate and all shares of Andover.Net common stock subsequently acquired by the affiliate:

     - in favor of approval of the merger and each of the other actions contemplated by the reorganization agreement;

     - against approval of any proposal made in opposition to, or in competition with, the merger and the reorganization agreement;

     - against any of the following actions, other than those actions that relate to the merger and the transactions contemplated by the reorganization agreement: (A) any merger, consolidation, business combination, sale of assets, reorganization or recapitalization of Andover.Net with any party; (B) any sale, lease or transfer of any significant part of the assets of Andover.Net; (C) any reorganization, recapitalization, dissolution, liquidation or winding up of Andover.Net;
       (D) any material change in the capitalization of the Andover.Net or Andover.Net's corporate structure; or (E) any other action that is intended, or could reasonably be expected to, impede, interfere with, delay, postpone, discourage or adversely affect the merger or any of the other transactions contemplated by the reorganization agreement; and

     - in favor of waiving any notice that may have been or may be required relating to any reorganization of Andover.Net, any reclassification or recapitalization of the capital stock of Andover.Net or any sale of assets, change of control, or acquisition of Andover.Net by any other person, or any consolidation or merger of Andover.Net with or into any other person.

     In addition, each of the Andover.Net affiliates party to a voting agreement has delivered to VA Linux an irrevocable proxy to vote shares of the Andover.Net common stock beneficially held by the affiliate or acquired prior to the termination of the voting agreement. The voting agreements terminate upon the earliest to occur of the completion of the merger and the termination of the reorganization agreement.

     As of April 3, 2000, the aggregate number of shares of Andover.Net common stock that is subject to the voting agreements was 6,520,953, or approximately 40.8% of all Andover.Net common stock outstanding on this date. Including all options exercisable within 60 days of April 3, 2000, the number of shares was 7,298,165, or approximately 43.5% of all Andover.Net common stock outstanding on April 3, 2000 (assuming an increase in the number of shares outstanding on April 3, 2000 to include as outstanding all options exercisable within 60 days of April 3, 2000.)

     Prohibited Actions. Each of the Andover.Net affiliates party to a voting agreement has also agreed with respect to the shares of Andover.Net common stock subject to the voting agreement that the affiliate will not without the written consent of VA Linux:

     - transfer, sell, exchange, pledge or otherwise dispose of or encumber any of the shares held prior to February 2, 2000 or any new shares of Andover.Net common stock acquired after February 2, 2000; or

     - discuss, negotiate, or make any offer or agreement relating to the sale of the shares of Andover.Net common stock.

     The form of voting agreement is attached as Exhibit A to the reorganization agreement, which is attached as Appendix A to this proxy statement/prospectus.

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AFFILIATE AGREEMENTS

     In order to induce VA Linux to enter into the reorganization agreement, each of the twenty six (26) Andover.Net affiliates has entered into an affiliate agreement at VA Linux's request. A copy of the affiliate agreement is attached behind the reorganization agreement, as amended, in Appendix A to this proxy statement/prospectus. Pursuant to the terms of the affiliate agreements, the Andover.Net affiliates have represented the following:

     - the shares of and vested options to purchase Andover.Net common stock held by them are not subject to any claim, lien, pledge, charge, security interest or other encumbrance or to any rights of first refusal of any kind;

     - there are no options, warrants, calls, rights, commitments or agreements of any character, written or oral, to which the affiliate is party or by which it is bound obligating the affiliate to issue, deliver, sell, repurchase or redeem, or cause to be issued, delivered, sold, repurchased or redeemed, any Andover.Net common stock or obligating the affiliate to grant or enter into any such option, warrant, call, right, commitment or agreement;

     - the affiliate has the sole right to transfer the shares of Andover.Net common stock held by it; and

     - the shares of Andover.Net common stock are not subject to preemptive rights created by any agreement to which the affiliate is party.

     Rule 145. Each affiliate has agreed not to sell, transfer or otherwise dispose of any VA Linux common stock issued in the Merger unless one of the following conditions is met:

     - the sale, transfer or other disposition is made in conformity with the requirements of Rule 145(d) under the Securities Act;

     - the sale, transfer or other disposition is made pursuant to an effective registration statement under the Securities Act or an appropriate exemption from registration;

     - the affiliate delivers to VA Linux a written opinion of counsel, reasonably acceptable to VA Linux in form and substance, that such sale, transfer or other disposition is otherwise exempt from registration under the Securities Act; or

     - an authorized representative of the SEC shall have rendered written advice to the affiliate to the effect that the SEC would take no action, or that the staff of the SEC would not recommend that the SEC take any action, with respect to the proposed disposition if consummated.

     Market Stand-Off Agreement. Each affiliate has agreed that until June 8, 2000, the affiliate will not offer, sell, contract to sell, pledge or otherwise dispose of, directly or indirectly, any shares of VA Linux common stock or securities convertible into or exchangeable or exercisable for any shares of VA common stock, or publicly disclose the intention to make any such offer, sale, pledge or disposal without the prior written consent of Credit Suisse First Boston Corporation; provided, however, that the restrictions set forth in the immediately prior sentence shall not prohibit some transactions including:

     - the exercise of an option, warrant or other convertible security into VA Linux common stock; or

     - transactions involving VA Linux common stock acquired by the affiliate in open market transactions following the consummation of the Merger.

     Ongoing Market Stand Off. Each affiliate also agrees to enter into an agreement in connection with a public offering of VA Linux's securities not to sell, make any short sale of, loan, grant any option for the purchase of, or otherwise dispose of any securities of VA Linux for such period of time not to exceed ninety (90) days from the effective date of such registration as may be reasonably requested by the underwriters if and to the extent that affiliates of VA Linux do so and if it participates in the offering. If such Andover.Net affiliates do not participate in the offering, each will still not be able to dispose of its VA Linux securities for a period of time up to thirty (30) days from the effective date of the registration.

     The form of affiliate agreement is attached as Exhibit C to the reorganization agreement, which is attached as Appendix A to this proxy statement/prospectus.

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              AMENDMENT OF THE ANDOVER.NET 1999 STOCK OPTION PLAN

GENERAL

     The 1999 Stock Option Plan was adopted by the board of directors and approved by the stockholders of Andover.Net in September 1999. The purpose of the 1999 Stock Option Plan is to encourage ownership of the stock of Andover.Net by employees, directors, consultants and advisors of Andover.Net and its subsidiaries, to induce qualified personnel to enter and remain in the employ of Andover.Net and its subsidiaries and otherwise to provide additional incentive for optionees to promote the success of Andover.Net and its subsidiaries. The 1999 Stock Option Plan provides for the granting of incentive stock options to purchase Andover.Net common stock to employees of Andover.Net or any of its subsidiaries and of non-qualified options defined in Section 422 of the Internal Revenue Code to purchase Andover.Net common stock to employees, directors, advisors or consultants of Andover.Net or any of its subsidiaries.

     The number of shares of common stock of Andover.Net that may be issued under the 1999 Stock Option Plan is 1,736,225. As of April 3, 2000 the shares reserved for issuance under the 1999 Stock Option Plan had an approximate market value of $36.7 million. The shares issued pursuant to the 1999 Stock Option Plan shall be either shares of Andover.Net's authorized but unissued common stock or shares of common stock reacquired by Andover.Net and held as treasury shares. The number of shares issuable under the 1999 Stock Option Plan is subject to appropriate adjustment in the event of a stock split, a subdivision or consolidation of shares of common stock, capital adjustments or payments of stock dividends or distributions or other increases or decreases in the outstanding shares of common stock effected without receipt of consideration by Andover.Net.

PROPOSED AMENDMENT TO THE 1999 STOCK OPTION PLAN

     The board of directors of Andover.Net has adopted an amendment to the 1999 Stock Option Plan, subject to approval by the stockholders, to increase the aggregate number of shares that may be subject to grants thereunder from 1,736,225 to 3,136,225 in order to ensure that a sufficient number of shares are available for issuance to create an incentive for current officers and employees to remain with Andover.Net.

SUMMARY

     Set forth below is a summary of the principal provisions of the 1999 Stock Option Plan, a copy of which may be obtained from the secretary of Andover.Net upon request, and is available at http:\\www.sec.gov. See "Where you can find more information." The affirmative vote of the holders of at least a majority of the common stock present or represented and entitled to vote is required to approve the amendment to the 1999 Stock Option Plan.

     Administration. The 1999 Stock Option Plan is administered by the compensation committee of the Andover.Net board of directors. The committee has the authority to take the following actions:

     - interpret and apply the 1999 Stock Option Plan;

     - determine the eligibility of an individual to participate in the 1999 Stock Option Plan; and

     - determine and allocate the cancellation or exchange of outstanding options in the case of a recapitalization, acquisition, merger or change in control.

     Terms of Options. Subject to the provisions of the 1999 Stock Option Plan, the compensation committee has the authority to select optionees and to determine the terms of the options granted, including (a) the number of shares subject to each option, (b) when the option becomes exercisable, (c) the exercise price of the option, (d) the duration of the option (which in the case of an incentive stock option granted to employees or officers holding 10% or more of the voting stock of Andover.Net

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

cannot be in excess of five years), and (e) the time, manner and form of payment upon exercise of an option.

     Options granted under the 1999 Stock Option Plan are exercisable at such times and during such period as is set forth in the option agreement, but cannot have a term in excess of ten years from the date of grant. The compensation committee is entitled to accelerate the date of exercise of any installment of any option. The option agreement may contain such provisions and conditions as may be determined by the compensation committee. The option exercise price for options designated as non-qualified stock options granted under the 1999 Stock Option Plan is determined by the compensation committee. The option exercise price for incentive stock options granted under the 1999 Stock Option Plan shall be no less than fair market value of the common stock of Andover.Net at the time the option is granted and no less than 110% of the fair market value in the case of employees or officers holding 10% or more of the voting stock of Andover.Net. Vested options may be exercised in full at one time or in part from time to time in amounts of 50 shares or more.

     The payment of the exercise price may be made as determined by the board, and set forth in the option agreement, by delivery of one of the following: (a) cash or a check; (b) shares of Andover.Net's common stock owned by the optionee having a fair market value equal in amount to the exercise price of the options being exercised; (c) any combination of (a) and (b); provided, however, that payment of the exercise price by delivery of shares of common stock owned by such optionee may be made if the payment does not result in a charge to earnings for financial accounting purposes as determined by the board; or (d) a properly executed exercise notice to Andover.Net, together with a copy of irrevocable instruments to a broker to deliver promptly to Andover.Net the amount of sale or loan proceeds to pay the exercise price. Andover.Net may delay the issuance of shares covered by the exercise of an option until the shares for which the option has been exercised have been registered or qualified under the applicable federal or state securities laws, or counsel for Andover.Net has opined that the shares are exempt from the registration requirements of applicable federal or state securities laws.

     An option is not transferable except by will or the laws of descent, except that an optionee may transfer nonqualified stock options to the optionee's spouse or children or to a trust of family limited partnership for the benefit of the optionee, the holder's spouse or the holder's children. Upon the termination of an optionee's employment with Andover.Net, his or her options will terminate between 60 days and 12 months after that optionee leaves the employ of Andover.Net.

     Termination or Amendment to the 1999 Stock Option Plan. Unless sooner terminated, the 1999 Stock Option Plan shall terminate in September 2009, ten years from the date on which the 1999 Stock Option Plan was adopted by the Andover.Net board of directors. The Andover.Net board of directors may at any time terminate the 1999 Stock Option Plan or make such modification or amendment as it deems advisable; provided, however, that the Andover.Net board of directors may not, without stockholder approval, increase the maximum number of shares for which options may be granted or change the designation of the class of persons eligible to receive options under the 1999 Stock Option Plan or make any other change in the 1999 Stock Option Plan which requires stockholder approval under applicable law or regulations.

     Recapitalization; Reorganization; Change of Control. The 1999 Stock Option Plan provides that the number and kind of shares as to which options may be granted thereunder and as to which outstanding options then unexercised shall be exercisable shall be adjusted to prevent dilution in the event of any reorganization or recapitalization (other than as the result of an acquisition as described below), reclassification, stock subdivision, combination of shares or dividends payable in capital stock. If Andover.Net is to be consolidated with or acquired by another entity in a merger or in a sale of all or substantially all of Andover.Net's assets or otherwise, an acquisition, the compensation committee may cancel all outstanding options in exchange for consideration in cash or other consideration that is equal in value to the value the consideration that the optionee would have received had the holder exercised (to the extent exercisable).

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

     Upon dissolution or liquidation of Andover.Net, all options granted under the 1999 Stock Option Plan shall terminate.

TAX EFFECTS OF PARTICIPATION IN THE 1999 STOCK OPTION PLAN

     Incentive Stock Options. Except as provided below with respect to the alternative minimum tax, the optionee will not recognize taxable income upon the grant or exercise of an incentive stock option. In addition, if the optionee holds the shares received pursuant to the exercise of the option for more than one year after the date of transfer of stock to the optionee upon exercise of the option and for more than two years after the option is granted, the optionee will recognize long-term capital gain or loss upon the disposition of the stock measured by the difference between the option exercise price and the amount received for such shares upon disposition.

     In the event that the optionee disposes of the stock prior to the expiration of the required holding periods (a "disqualifying disposition"), the optionee generally will recognize ordinary income to the extent of the lesser of
(i) the fair market value of the stock at the time of exercise over the exercise price, or (ii) the amount received for the stock upon disposition over the exercise price. The basis in the stock acquired upon exercise of the option will equal the amount of income recognized by the optionee plus the option exercise price. Upon eventual disposition of the stock, the optionee will recognize long-term or short-term capital gain or loss, depending on the holding period of the stock and the difference between the amount realized by the optionee upon disposition of the stock and his basis in the stock.

     For alternative minimum tax purposes, the excess of the fair market value of stock on the date of the exercise of the incentive stock option over the exercise price of the option is included in alternative minimum taxable income for alternative minimum tax purposes. If the alternative minimum tax does apply to the optionee, an alternative minimum tax credit may reduce the regular tax upon eventual disposition of the stock.

     Andover.Net will not be allowed an income tax deduction upon the grant or exercise of an incentive stock option. Upon a disqualifying disposition of shares by the optionee acquired upon exercise of the incentive stock option, Andover.Net generally will be allowed a deduction in an amount equal to the ordinary income recognized by the optionee.

     Under proposed regulations issued by the Internal Revenue Service, the exercise of an option with previously acquired stock of Andover.Net will be treated as, in effect, two separate transactions. Pursuant to Section 1036 of the Code, the first transaction will be a tax-free exchange of the previously acquired shares for the same number of new shares. The new shares will retain the basis and, except, as provided below, the holding periods of the previously acquired shares. The second transaction will be the issuance of additional new shares having a value equal to the difference between the aggregate fair market value of all of the new shares being acquired and the aggregate option exercise price for those shares. Because the exercise of an incentive stock option does not result in the recognition by the optionee of income, this issuance will also be tax-free (unless the alternative minimum tax applies, as described above). The optionee's basis in these additional shares will be zero and the optionee's holding period for these shares will commence on the date on which the shares are transferred. For purposes of the one and two-year holding period requirements which must be met for favorable incentive stock option tax treatment to apply, the holding periods of previously acquired shares are disregarded.

     Non-Qualified Stock Options. As in the case of incentive stock options, no income is recognized by the optionee on the grant of a nonqualified stock option. On the exercise by an optionee of a non-qualified option, generally the excess of the fair market value of the stock when the option is exercised over its cost to the optionee will be (a) taxable to the optionee as ordinary income and (b) generally deductible for income tax purposes by Andover.Net. The optionee's tax basis in his stock will equal his cost for the stock plus the amount of ordinary income he had to recognize with respect to the non-qualified stock option. If the optionee dies prior to exercising a non-qualified option, the value of the unexercised non-qualified option will be includible in the optionee's estate. If the optionee transfers the unexercised non-qualified option during the optionee's lifetime to a permitted transferee, the optionee will be liable for gift tax on
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the value of the transferred options, but the non-qualified option will be excluded from the optionee's estate.

     The Internal Revenue Service will treat the exercise of a non-qualified stock option with already owned stock of Andover.Net as two transactions. First, there will be a tax-free exchange of the old shares for a like number of new shares under Section 1036 of the Code, with the exchanged shares retaining the basis and holding periods of the old shares. Second, there will be an issuance of additional new shares representing the spread between the fair market value of all the new shares (including the exchanged shares and the additional new shares) and the aggregate option price therefor. The fair market value of the additional new shares will be taxable as ordinary income to the employee under
Section 83 of the Code. The additional new shares will have a basis equal to the spread between the fair market value of the additional new shares and the aggregate exercise price therefor.

     Accordingly, upon a subsequent disposition of stock acquired upon the exercise of a non-qualified option, the optionee will recognize short-term or long-term capital gain or loss, depending upon the holding period of the stock equal to the difference between the amount realized upon disposition of the stock by the optionee and his basis in the stock.

NEW PLAN BENEFITS

     It is not possible to state the persons who will receive stock options under the 1999 Stock Option Plan in the future, nor the amount of options which will be granted thereunder to any specific individual.

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                         INFORMATION REGARDING VA LINUX

                              VA LINUX'S BUSINESS

     VA Linux is a leading provider of Linux-based solutions, integrating systems, software and services. VA Linux's broad-based technical expertise in systems and software design, as well as VA Linux's focus on the Linux operating system and other open source solutions, enables VA Linux to provide high-quality Linux systems designed for optimal performance, reliability and scalability. Through VA Linux's staff of Linux system and software engineers, VA Linux also offers comprehensive customer service and support. To further expand VA Linux's service offerings, VA Linux recently established a professional services organization to provide a broad range of services, including system architecture design, system integration and security consulting.

     VA Linux's products are primarily sold through a direct sales organization to customers deploying or expanding Internet infrastructure environments. VA Linux's largest customers included Akamai Technologies, eToys, StarMedia Network and 24/7 Media with sales to these four customers accounting for 14.5% of VA Linux's total net revenues in fiscal 1999. In the six months ended January 28, 2000, VA Linux's largest customers included Akamai Technologies, Net Ledger, Inc., Argonne National Laboratories and Evoke, with sales to these four customers accounting for 23.9% of VA Linux's total net revenue for the same period. In fiscal 1999, VA Linux had over 50 customers who each purchased at least $50,000 of VA Linux's Linux systems.

INDUSTRY BACKGROUND

The Internet Build-Out

     The Internet is rapidly becoming a critical resource for business. Companies that successfully build an online presence can more efficiently conduct business with partners and suppliers, communicate with customers and employees and address the rapidly growing, global base of online consumers.

     To remain competitive, companies are being forced to offer more sophisticated Internet services more rapidly. As a result, their computing environments are becoming more complex, and their demand for Internet infrastructure is growing.

The Growth of the Internet is Fueling Demand for Linux and Other Open Source Solutions

     In seeking cost-effective, reliable and secure infrastructure for their Internet services, companies are increasingly implementing open source software, such as the Linux operating system, the Apache web server (a popular application running on the Linux operating system which allows for the service of web pages), the Samba file server (a popular application running on the Linux operating system which provides file services) and the Sendmail e-mail server (a popular application running on the Linux operating system which allows the exchange of e-mail messages).

     The term "open source" applies to software which can be copied, modified and distributed without any associated fee and with few restrictions. As such, the source code for Linux can be downloaded from the Internet. Popular open source software like Linux is continuously maintained and improved by large communities of developers who share information, code and suggestions. This collaborative environment has been facilitated and enhanced by the growth of the Internet and the availability of low-cost computing resources. These market trends have fueled significant increases in the number of developers in open source projects, the frequency of software releases and the speed of feature development and error correction.

     The nature of open source software makes it very easy for multiple groups, commercial and non-commercial, to create "distributions," or collections, of this software. The best known distributions of Linux, for example, include those from Caldera, Debian, Red Hat and S.u.S.E. In most cases, there are only minor technical variations among distributions and software applications designed for Linux to run consistently across all of them. When variations among distributions occur, they are generally market-

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based. For example, some distributions are localized for different languages or optimized for different hardware systems.

     The following points illustrate some of the benefits consumers receive by implementing the Linux operating system and related open source solutions:

          Rapid Development and High Quality. Traditional software vendors that create proprietary software programs rely on a limited pool of software engineers to correct software errors and develop new software or software enhancements. In contrast, any end user can access the source code to develop new features and applications or suggest fixes and improvements to open source software. As a result, businesses are not dependent on a single third party vendor and can rely on a larger pool of software engineers and service providers. In addition, these software projects promote independent peer review. This system of peer review is designed to ensure the quality of all submissions and changes to the code. Furthermore, VA Linux believes that opening source code to the public ensures that security flaws are quickly identified and eliminated, making open source software more secure than proprietary software.

          Customer-Focused Solutions. The lack of access to the source code of proprietary software makes it more difficult and costly to integrate into existing systems than open source software. In addition, in an environment where anyone can access and modify the source code, internal development personnel in an organization can leverage the efforts of a broad community consisting of other information technology specialists and independent programmers to develop customized solutions more rapidly and at a significantly lower cost. The ability to modify open source software by end users also results in open source software implementations that are tailored to meet customer needs.

          Lower Cost of Ownership. Consumers can significantly decrease the cost of owning and servicing their computing systems in an open source environment. According to Gartner Group, the sale price of the computing system typically accounts for approximately 10% of the total cost of owning that system. The remaining 90% is attributable to services such as training, support and maintenance. These are largely software support-related activities. Therefore, in addition to having the ability to install an unlimited number of copies for free, consumers can reduce their costs by sourcing services from more than one party, avoiding the significant margins that proprietary software vendors can charge as a result of their exclusive knowledge of the product. Open source software solutions create a competitive, multi-source market for these software support services.

     The benefits of open source initiatives have accelerated the market penetration of open source software, especially in environments such as the Internet where highly reliable, secure, low-cost and customizable solutions are essential. For example, in March 2000, Apache, an open source web server, commanded a 60% market share, according to the Netcraft Web Server Survey (netcraft.co.uk/survey), as compared to 21% for Microsoft's Internet Information Server.

Linux is the Leading Internet Operating System

     Linux has emerged as the leading operating system for the Internet. According to an April 1999 survey conducted by the Internet Operating System Counter (leb.net/hzo/ioscount), which polls web sites for operating system information, Linux ran on approximately 31% of the servers polled, more than any other single system. According to an IDC report dated January 2000, the use of Linux grew at an annual rate of 93.2% in 1999 compared to the prior year. In its report, IDC also projected that the use of Linux will grow faster than the use of any other operating system through 2003. VA Linux believes that this growth is largely attributable to decisions by information technology managers to deploy Linux as a highly cost-effective and reliable way to support web services. However, VA Linux can give no assurances that any of the referenced projections will be achieved. VA Linux believes that the reliability, security and continuous improvement of open source software, complemented by its low cost, will continue to make Linux a preferred solution for delivering Internet services.

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The Challenge in Delivering Open Source Solutions

     As companies adopt software solutions that are created in an open source environment as part of their critical business operations, they face new challenges. To help maximize the advantages of these software solutions and address these challenges, consumers require the assistance of vendors that have significant open source expertise and are able to provide timely and qualified open source professional services and customer support. The rapid evolution of open source software requires open source vendors and support providers to:

     - continuously develop knowledge of the ongoing changes in open source software distributions;

     - actively engage in research and development with the open source development community; and

     - leverage the expertise of this community to deliver customized solutions.

     In addition, as open source software becomes more complex, its interactions with a diverse range of commodity hardware platforms become more difficult to support. Supporting too broad a set of hardware platforms and software offerings can overwhelm many service and support organizations. As a result, vendors must maintain a thorough understanding of the interoperability of open source software distributions and hardware platforms and tailor their offerings to provide the best available hardware and software products.

     Traditional server, workstation and personal computer vendors depend on highly controlled and scheduled releases of software from major proprietary software developers. This regimented software environment enables the disaggregation of hardware, service and support delivery among multiple companies, while keeping systems and service offerings tied to new proprietary software releases. Given the rapid rate of development in commodity hardware markets, systems vendors have become reliant on this controlled software release process to coordinate the development and create the demand for new products and services. As open source software gains market acceptance, its rapid and relatively unconstrained pace of development disrupts these well-defined processes and poses significant challenges for traditional systems vendors and service providers. To effectively deliver open source solutions to large companies, vendors will need to simultaneously:

     - capitalize on the rapid pace of open source software development;

     - manage the high rate of change in commodity hardware markets; and

     - integrate the best available open source software and system components to produce the highest-quality solutions for particular customer needs.

     VA Linux believes that, in order to satisfy these market requirements, open source vendors must deliver integrated system, software and support solutions to customers.

The Market Opportunity for Open Source Vendors

     VA Linux believes that open source solutions will continue to gain market acceptance as the limitations of more expensive and less customizable proprietary applications become more pronounced. To date, no large Intel processor-based systems vendors have focused their businesses on delivering high-quality systems optimized for Linux and other open source software. These vendors are primarily dependent on proprietary operating systems and applications from vendors such as Microsoft. Alternatively, some systems vendors, such as Sun Microsystems, offer their own proprietary software. In neither case do these vendors maintain expertise in creating and implementing open source systems, nor do they have extensive ties to the open source community. Linux software and service vendors, on the other hand, have little experience in developing and supporting systems that are optimized for Linux.

SOLUTION

     VA Linux is a leading provider of Linux-based solutions, integrating systems, software and services. VA Linux offers high-quality Linux systems that are designed for optimal performance, reliability and
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scalability in business and Internet-based computing environments. VA Linux also offers comprehensive service and customer support. VA Linux's products and services offer the following benefits:

Integrated Linux-Based Solution

     VA Linux offers a single point of contact for all Linux product, service and support needs. VA Linux's Linux systems are used in a variety of computing environments, ranging from small desktops to complex, high-performance, groups of servers and are differentiated to meet the price, performance and scalability requirements of VA Linux's customers. For example, for the Internet server markets, VA Linux offers compact servers with high storage capabilities that VA Linux engineers for use by companies with physical space constraints. VA Linux also offers professional services consisting of planning, implementation, installation and integration, security audits and performance analysis, as well as 24-hour toll-free telephone support and onsite services by Linux professionals.

Depth of Technical Expertise in Linux and Other Open Source Software

     VA Linux focuses on Linux-based solutions and has developed a comprehensive understanding of its customers' Linux needs. In addition, by cultivating close ties with the open source community, VA Linux has assembled a world-class team of Linux software engineers and community professionals who collaborate on open source development projects. As of January 28, 2000, VA Linux employed 59 Linux and open source hardware and software professionals. Many of VA Linux's current employees are leading contributors to open source projects. Notably, Intel has contracted with VA Linux to port the Linux operating system to Intel's next generation series of microprocessors which are used in computers. VA Linux believes that its involvement in these projects and its investment in Linux expertise helps position VA Linux as an integral member of the Linux development community. This also helps enable VA Linux to remain abreast of technical advances and react quickly to new developments. For more information regarding VA Linux's contractual arrangement with Intel, see "VA Linux Related Party Transactions."

High-Quality, Cost-Effective Solutions

     VA Linux offers high-quality systems that provide VA Linux's customers with significantly lower total costs of system ownership. The Linux expertise of VA Linux's engineers enables VA Linux to design servers, workstations and desktops that are tuned for optimal performance, reliability and scalability in Linux environments. VA Linux's engineers work with engineers of major component vendors, such as Mylex and Matrox, to improve the performance of their subsystems and components and ensure interoperability with Linux and other open source products. VA Linux integrates widely available commodity hardware components, popular Linux distributions and Linux service and support to deliver comprehensive low-cost, high-quality industry-standard systems to VA Linux's customers. By contrast, customers of other vendors are required to purchase Linux service and support separately from their system provider, which adds significantly to the total cost of their system.

Support for Multiple Linux Distributions

     VA Linux maintains Linux distribution neutrality by offering its customers a variety of Linux distributions. This enables VA Linux to offer customers an optimal distribution for their system or customize a publicly available distribution to meet their specific needs. By remaining neutral, VA Linux believes it offers the best open source software for its customers' needs and can support specialized distributions which meet the requirements of different geographic or vertical markets more rapidly and effectively than vendors of single, general purpose distributions. In addition, VA Linux believes its neutrality is well aligned with the goals of a broad section of the open source developer community, thus improving VA Linux's ability to recruit and retain the best community talent.

Extensive Internet Services

     As a Linux vendor, it is imperative that VA Linux maintains close relationships with the open source developer community and offers a forum where VA Linux's customers and open source community

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members can interact. VA Linux currently maintains several web sites that serve
VA Linux's customers and the open source community, including linux.com, VA Linux's flagship open source portal. linux.com offers a central place for sharing ideas and receiving information related to Linux and other open source software, creating a conduit for customer and community exchange and providing technical support. VA Linux's commitment to the open source community has attracted significant support from its members which, in turn, keeps linux.com up to date and content-rich through continuous contributions. linux.com and VA Linux's other web sites received more than twelve million page views in February 2000.

STRATEGY

     VA Linux's objective is to enhance its position as a leading developer and provider of advanced Linux and related open source solutions. Key elements of VA Linux's strategy are to:

Continue to Demonstrate Technical Leadership in Linux and Related Open Source Technologies

     As an open source technology leader, VA Linux will enhance its position in the marketplace and reinforce its ability to bring high-quality solutions and support to its customers. VA Linux intends to continue to recruit experts who are fully engaged in open source development projects. VA Linux intends to remain at the forefront of high-performance Linux systems and software development, as demonstrated by VA Linux's development of high-density Linux servers and VA Linux's software to manage groups of servers. Further, VA Linux intends to leverage its business agreements with leading technology companies to reduce the time-to-market for Linux support for emerging hardware technologies, such as the porting of Linux to Intel's future 64-bit processor family.

Utilize VA Linux's Direct Distribution Model

     VA Linux intends to gain immediate feedback from customers on VA Linux's designs and product quality by using a direct sales and distribution model. VA Linux believes this will enable VA Linux to improve its solutions much faster and more precisely than if VA Linux utilized a traditional reseller-distributor model. By communicating VA Linux's users' critiques on open source software reliability, usability and scalability to the open source community, VA Linux believes VA Linux will facilitate improvements in the quality of open source software. Furthermore, VA Linux intends to use the direct distribution model to expand VA Linux's build-to-order fulfillment capability, minimize inventory costs, increase margin and lower prices to VA Linux's customers. VA Linux believes the direct model is the most effective means of reaching customers and establishing long-term customer relationships.

Continue to Leverage the Internet

     As a company that specializes in Linux solutions, Internet strategies are central to VA Linux's operations. VA Linux intends to continue to strengthen its brand and its Internet presence through expansion of VA Linux's commercial web site and its sponsorship of community-oriented sites like linux.com. VA Linux also plans to use the Internet to enhance VA Linux's relationship with its customers and suppliers by delivering highly customized order and account information and offering creative self-service programs. Currently, substantially all orders are placed through VA Linux's web site. In addition, VA Linux will continue to engage in Internet-based strategies, which promote closer ties between VA Linux's customers and the open source community. VA Linux intends to build strong community relationships by providing Internet resources to open source community members who want to lead or contribute to open source projects. Finally, VA Linux intends to continue to use the Internet as a research and development resource by involving the network of open source engineers on the Internet in VA Linux's engineering projects.

Accelerate Development of the Open Source Market and Community

     VA Linux intends to continue to invest resources for the development of open source technologies and the open source community. VA Linux intends to increase the variety and quality of open source

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applications by encouraging its customers to join with members of the open source community in application development. By promoting open source solutions, VA Linux believes it will raise awareness of open source software capabilities. VA Linux intends to increase the credibility of open source solutions and educate customers who are currently unaware of the benefits of open source solutions by partnering with established technology companies such as database developers and Internet software providers.

Continue to Apply Open Source Practices Within VA Linux's Business and Products

     The popularity of Linux and other open source products demonstrates the success of innovative, highly collaborative software development models. These models have been made possible only in recent years through the widespread availability of the Internet. VA Linux seeks opportunities to apply similar models of Internet community collaboration across VA Linux's business, in such areas as market research, product development and ongoing customer support. For example, VA Linux is collaborating with more than 100 members of the open source community to help develop a more secure version of Linux for use in university computing environments. VA Linux will continue to embrace the open source model not only in the creation of new products and services, but also in the overall execution of VA Linux's business model.

Increase Brand Awareness

     VA Linux believes that continuing to build its brand is vital to VA Linux's success in providing Linux-based solutions and strengthening VA Linux's presence in the Linux and open source communities. VA Linux has established a reputation for providing high-quality Linux systems and support and for promoting open source community involvement. VA Linux intends to continue to promote VA Linux's brand through a variety of campaigns, including promotion of linux.com and related sites, public relations activities, and tightly-focused advertising campaigns in computer-related publications and general business media. VA Linux also intends to continue to contribute engineering resources, leadership, systems and other services to open source development projects and to community-wide support organizations, such as Linux International and the Linux Standard Base.

PRODUCTS AND SERVICES

     VA Linux offers an end-to-end Linux-based solution for its customers that includes systems, software and services. VA Linux's systems are designed to meet the reliability and scalability requirements of Internet infrastructure and other computing intensive markets. Unlike traditional systems vendors, VA Linux designs its products exclusively around the Linux operating system. All of VA Linux's systems and components are tested and configured for optimal Linux compatibility and include support and service as a standard feature. In addition to system support, VA Linux offers professional service capabilities that provide in-depth Linux and other open source software expertise to VA Linux's customers.

Computing Systems

     VA Linux sells a broad line of Linux desktop and server system, introduces new configurations frequently and VA Linux's Linux systems are built to customer specifications and can be optimized for a wide range of applications and environments. VA Linux builds its products with standard components that adhere to the Intel processor architecture and are carefully selected and tested for optimal performance in Linux environments. VA Linux believes its comprehensive testing methodology, combined with VA Linux's significant expertise in solving hardware and software integration issues in Linux environments, assures its customers that VA Linux's systems will not suffer from incompatibility problems. VA Linux's design decisions reflect the benefit of VA Linux's direct channel sales strategy, which provides VA Linux with early and frequent customer feedback on product improvements.

     All of VA Linux's systems come pre-installed with a version of a popular Linux distribution, which VA Linux customizes to enhance quality and performance for its customers' particular application requirements. All improvements to popular distributions are posted to the Internet in open source form immediately, enabling VA Linux to maintain its standing as an active open source community participant.

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

     VA Linux has devoted significant engineering efforts to design its servers for Internet-related applications. For example, VA Linux has focused on reducing the height of its server designs to facilitate high-density installation. This reduces VA Linux's customers' space requirements which can, among other things, lower the costs of implementing VA Linux's systems in co-location facilities. VA Linux's recently introduced FullOn model server product offers one of the highest disk storage densities of any similar server system in the industry for any operating system. In addition, VA Linux's FullOn model server product features support for a configuration of multiple disks, which provide back-up in the event of a system failure. VA Linux's FullOn model server product features a dual processor configuration, which allows up to five 1.6 inch 10,000 revolution per minute disk drives, any of which can be swapped while the system is running.

     VA Linux offers a broad range of desktop configurations, from value-priced to high-performance models. VA Linux's high-performance desktops are designed for computing-intensive applications, such as Linux development. Most of these products feature a configuration of multiple disks, which provide back-up in the event of a system failure, and external storage, which positions these products as departmental file and database servers.

     VA Linux's customers benefit from a single point of contact for complete system support. All of VA Linux's system sales include six software support calls for the first 12 months, along with two day return-to-depot hardware service. By contrast, customers of other vendors are often required to purchase Linux service and support separately from their system provider, which adds significantly to the total cost.

Service and Support

     VA Linux believes that in an open source computing environment an integrated product and service organization is essential for the delivery of effective and low-cost solutions. Because of the variability of open source software and the challenges associated with integrating this continuously evolving software with standard hardware packages, VA Linux believes only a vendor that has expertise with both can maintain a strong standing in the open source community and be in a position to select the best available software and hardware products to provide high-quality, low-cost solutions to customers.

     Open Source Community Relationship. The quality of VA Linux's services is dependent on the efforts and the expertise of members of the open source community. It is imperative, therefore, that VA Linux continues to work productively with these community members. VA Linux does so by actively sponsoring, contributing to or otherwise supporting dozens of open source projects. VA Linux established the linux.com web site to provide a neutral forum for Linux information and links to other members of the open source community. VA Linux has also developed other special purpose web sites, such as themes.org. In addition, unlike some vendors of Linux distributions which act as intermediaries between Linux users and developers, VA Linux helps establish direct communication between VA Linux's customers and members of the development community.

     Professional Services. VA Linux has recently established a professional service organization that offers a comprehensive suite of services that reduce VA Linux's customers' time to implement Linux-based infrastructure solutions and improve the scalability and security of these solutions. These services include planning, installation, systems integration, performance analysis and security consulting of Linux solutions.

     Technical Support. VA Linux offers a broad range of Linux technical support products under the product family "Total Linux Coverage" or "VA TLC." For its commercial customers, VA Linux offers 24 hours a day, seven days a week access to VA Linux's technical support specialists by telephone and the Internet. For smaller customers or end users, VA Linux also offers per-incident technical support products and upgrades through a toll-free telephone number and VA Linux's web site. All products include comprehensive support for VA Linux's systems and Linux software.

     Extended Warranties and Onsite Maintenance. As part of its Total Linux Coverage product family, VA Linux offers customers a broad range of warranty and onsite maintenance services. VA Linux's

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

standard service options include next business day onsite response for systems maintenance throughout North America and three year warranties for systems and components. For its commercial customers, VA Linux offers same day priority onsite response, with assigned technical support specialists for their specific Linux configuration.

     Customer Service. VA Linux's customers can access phone and onsite support across the United States and Canada 24 hours a day, seven days a week. VA Linux has partnered with DecisionOne, a leading provider of computer maintenance and support services, for the provision of call center and onsite service functions to VA Linux's customers. VA Linux has trained DecisionOne employees, who are dedicated to Linux support and who do not support any other systems vendors.

INTERNET OPERATIONS

     A central component of VA Linux's business strategy is to leverage the Internet to enhance VA Linux's ties with the open source development community and promote market acceptance of Linux solutions. The Internet is the primary communication medium for open source community vendors and developers. In addition, information about Linux is widely dispersed on the Internet. Therefore, prominent web sites are important mechanisms for attracting open source community members, providing a forum to link customers with other community members, facilitating the initiation of open source projects and promoting the growth of Linux-based solutions.

     In addition to VA Linux's support of numerous open source web sites through the donation of systems, hosting and systems administration support, VA Linux owns and manages several sites that are widely used by the open source community and VA Linux's customer base.

     - linux.com is VA Linux's flagship web site, which contains news, links and articles of interest to open source community members. Its focus is on corporate Linux usage, customization and support.

     - themes.org is a repository of desktop themes. Desktop themes are background images, icons and other graphic customizations for the window systems used in Linux and popular Unix operating systems.

     - valinux.com is VA Linux's e-commerce site, which provides company and product information and allows customers to order customized systems as well as to access professional and customer support online.

     linux.com and themes.org are continually updated and enhanced with significant content contributions from the open source community.

ENGINEERING

     VA Linux offers VA Linux's customers a broad range of technical expertise in Linux-based systems and software design. As of January 28, 2000, VA Linux's engineering organization consisted of 43 employees. VA Linux's organization combines extensive knowledge of hardware architecture with in-depth expertise on how to optimize the performance of Linux for these architectures.

Software Engineering

     As of January 28, 2000, VA Linux had 24 software engineers. These engineers primarily work to advance Linux technology and customize popular Linux distributions for VA Linux's customers. VA Linux participates in the development of Linux and VA Linux's team includes many recognized technologists who have made significant contributions to the Linux code base. As a result, VA Linux's software engineers enjoy an in-depth understanding of the capabilities of the Linux operating system. VA Linux's software engineers concentrate their efforts on several Linux disciplines, including kernel and driver development; distribution and product releases; and advanced projects, such as desktop and graphics applications and software to manage groups of servers.

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

Systems Engineering

     As of January 28, 2000, VA Linux had a staff of 16 engineers dedicated to systems engineering and mechanical design. These engineers design VA Linux's printed circuit boards, sheet metal chassis and molded plastic parts and have significant expertise in designing high-density Intel processor-based systems, including backplane and high-performance input/output design. VA Linux believes its designs are industry leaders in storage density, clustering technology, thermal management capabilities, manufacturability, reliability, serviceability and low cost.

Open Source Development Projects

     VA Linux devotes some of its resources to, and encourages its employees to be actively involved in, open source development projects. By contributing to these projects, VA Linux's employees expand VA Linux's relationships with open source community members, assist in improving open source software and remain current with all developments in the open source community. VA Linux's employees actively contribute to a variety of significant and ongoing Linux projects. The following table highlights some of these efforts:

      PROJECT                                   DESCRIPTION
      -------                                   -----------
Linux Kernel            The core of the Linux operating system
XFree86                 A server for the Xwindow system that runs on Unix and
                        Unix-like systems
Enlightenment           Window manager for the Xwindow system
VACM                    Software to manage groups, or clusters, of servers
Samba                   A file server
Perl                    A programming language
Debian                  A Linux operating system distribution
Linux International     A Linux advocacy group

CUSTOMERS

     VA Linux's Linux products and services are targeted primarily at Internet infrastructure and scientific computing applications that demand highly scalable and reliable solutions. VA Linux believes that sales related to Internet infrastructure solutions will represent an increasing portion of VA Linux's revenues. In addition, as Linux becomes more widely used, VA Linux sees a significant opportunity to increase sales of Linux desktops. The following is a representative list of VA Linux's customers, each from which VA Linux derived more than $50,000 in revenues in fiscal 1999:

Akamai Technologies, Inc.
Amteva Technologies, Inc.
Argonne National Laboratory
Brookhaven National Laboratory
Cavalier Telephone
Cisco Systems, Inc.
CNET, Inc.
Connect Innovations, Inc.
Cox Interactive Media, Inc.
Donald Danforth Plant Sciences
  Center
Dartmouth College
eCollege.com
El Camino Resources
  International, Inc.
EMC Corporation
eToys Inc.
Exodus Communications, Inc.
Forman Interactive Corp.
France Telecom
Global Proximity Corporation
GTE Corporation
Hyseq, Inc.
Inabata America Corporation
Integral Access, Inc.
IX Development Laboratories
  Inc.
Linuxcare, Inc.
Lucent Technologies Inc.
Massachusetts Inst. of Tech.
Music Connection Corporation
NaviSite, Inc.
NeoPlanet, Inc.
Powerize.com, Inc.
Rainmaker Digital Inc.
Rhone-Poulenc Rorer Inc.
Sandia National Laboratories
Sarnoff Corporation
Stanford University
StarMedia Network, Inc.
Telestor SARL
TIBCO Software Inc.
Tucows.Com Inc.
24/7 Media, Inc.
Universidade Estadual Paulista
ViaNet Communications
Virtual Networks, Inc.
WinStar Communications, Inc.

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

SALES AND MARKETING

     VA Linux sells its products and services primarily through VA Linux's direct sales organization in the United States and Canada. VA Linux has entered into an agreement with a reseller who will market VA Linux's products to the U.S. government. As of January 28, 2000, VA Linux had 46 sales professionals located in California, Colorado, Florida, Georgia, Illinois, Maryland, Massachusetts, New York, North Carolina, Texas, Virginia, Washington D.C., and Toronto, Ontario. VA Linux intends to expand its sales operations into Europe in the future.

     VA Linux's sales personnel rely on VA Linux's commercial web site, valinux.com, to expedite and process sales. valinux.com incorporates an advanced ordering system that offers customers and the company a single point of order entry. In January 2000, substantially all VA Linux's sales were processed through VA Linux's web-based ordering system. Most of these orders resulted from the efforts of VA Linux's direct sales personnel. VA Linux believes that, as VA Linux builds brand name recognition and as market acceptance of Linux solutions increases, a larger percent of sales will occur without direct salesperson support.

     VA Linux continuously strives to associate its brand with Linux and the open source community in general. VA Linux markets its products and services aggressively through online advertising campaigns, traditional media advertising programs, trade shows, Internet-based video seminars and through VA Linux's own Internet portals. VA Linux's marketing efforts are both broad-based and focused on specific market segments that represent significant short-term lead-generation opportunities, such as the Internet infrastructure and scientific computing markets. VA Linux's Internet infrastructure marketing includes joint-marketing programs with co-location facilities, such as Abovenet.

MANUFACTURING

     With the exception of a small internal systems integration and prototyping facility, VA Linux has relocated its internal manufacturing organization to Synnex's manufacturing facility in Fremont, California. As of January 28, 2000, Synnex and its affiliated entities owned approximately 0.91% of VA Linux's common stock. VA Linux selected Synnex for its technical expertise in build-to-order production and distribution, large scale component purchasing and distribution capabilities and international operations. VA Linux's relationship with Synnex has enabled VA Linux to reduce VA Linux's manufacturing and component costs significantly. While all current volume manufacturing is conducted in Fremont, California, VA Linux intends to initiate contract manufacturing and distribution activities internationally with Synnex in the United Kingdom, Japan and Taiwan should sales in those geographic regions grow sufficiently. In addition, VA Linux may negotiate with other third party manufacturers for international activities.

     Substantially all of VA Linux's functional test, quality assurance and software loading software utilized by Synnex in the manufacturing process has been developed and is owned by VA Linux. Testing and quality control processes are also applied to components and parts. Synnex's build-to-order process enables VA Linux to rapidly manufacture customized computer systems and to achieve high inventory turnover rates and reduced inventory levels, which lessens exposure to the risk of declining inventory values. This flexible manufacturing process also enables VA Linux to quickly incorporate new technologies and components into VA Linux's process quickly while mitigating the risk of excess and obsolete inventories.

     By maintaining rigorous quality control processes, VA Linux is able to supply high quality products. VA Linux tests components, parts and subassemblies at various stages in the manufacturing process. VA Linux also conducts on-going production reliability audits and defect tracking for early identification of workmanship and component problems.

     Although most of VA Linux's components are standard products sold by multiple vendors, some are available only from one source. For fiscal 2000, VA Linux has a single source for power supplies, Converter Concepts, Inc., and a single source for backplane circuit boards, motherboards and central

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

processing units, Tyco International, both used in VA Linux's server products. It would be difficult for VA Linux to identify other sources of supply if these suppliers were unable to meet VA Linux's requirements for any reason. VA Linux does not have binding long-term agreements with either Converter Concepts, Inc. or Tyco International. Therefore, VA Linux is susceptible to supply shortages and interruptions that could harm VA Linux's operating results. Furthermore, overall market conditions affecting supply and pricing for key commodity components are known to fluctuate significantly at times. Recently, the price of memory chips has increased significantly. Increases in costs of key components could harm VA Linux's results of operations.

     VA Linux continuously seeks to improve its manufacturing operating efficiencies through the use of new technologies. For example, to facilitate rapid and accurate ordering, manufacturing and fulfillment of products, VA Linux has implemented a complete end-to-end e-commerce solution. VA Linux intends to continue integrating additional order fulfillment, tracking and related functionality into VA Linux's back-office systems.

COMPETITION

     VA Linux competes in markets that are new, intensely competitive, highly fragmented and rapidly changing. VA Linux faces competition primarily from computer vendors that provide solutions for distributed computing systems.

     Companies offering competitive products vary in scope and breadth of products and services offered and include:

     - computer systems manufacturers such as Compaq, Dell, Hewlett-Packard, IBM and Sun Microsystems, all of which, except Sun Microsystems, have recently qualified their systems for Linux; and

     - Linux service and software vendors.

     VA Linux believes it competes favorably on the principal factors that will draw end users to Linux systems, which include:

     - product functionality;

     - quality of product and product support;

     - total cost of ownership;

     - system performance at different price points;

     - reusability for multiple applications;

     - sales and distribution efficiency;

     - brand name recognition; and

     - quality and availability of professional services.

     To be competitive, VA Linux must respond promptly and effectively to the challenges of technological change, evolving standards and VA Linux's competitors' innovations by continuing to enhance VA Linux's products and grow VA Linux's sales and professional services organizations. Any pricing pressures or loss of potential customers resulting from VA Linux's failure to compete effectively would reduce VA Linux's revenues.

     VA Linux expects competition in the computer systems market to increase significantly as new companies enter the market and current competitors expand their product lines and services. Many of these potential competitors are likely to have substantial competitive advantages including:

     - greater resources that can be devoted to the development, promotion and sale of their products;

     - more established sales forces and channels;
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

     - greater software development experience; and

     - greater name recognition.

INTELLECTUAL PROPERTY RIGHTS

     VA Linux's systems consist primarily of commodity hardware components in combination with the Linux operating system and incorporate many distinct software components developed by thousands of independent third parties. While VA Linux has developed some proprietary techniques and know how, most of VA Linux's activities and systems are not protectable as proprietary intellectual property. To protect VA Linux's proprietary intellectual property, VA Linux generally enters into confidentiality or license agreements with its employees, consultants, and corporate partners. VA Linux has also recently commenced a patent program and to date have filed one patent application. To date, VA Linux has licensed almost all of VA Linux's software development projects under open source licenses.

EMPLOYEES

     At January 28, 2000 VA Linux had a total of 208 employees, all of whom were based in the United States and Canada. Of the total, 43 were in research and development, 83 were engaged in sales and marketing, 20 were engaged in customer and professional services activities and 62 were in administration, finance and operations. None of VA Linux's employees are subject to a collective bargaining agreement and VA Linux believes that its relations with its employees are good.

FACILITIES

     VA Linux's corporate headquarters facility, of approximately 45,000 square feet, is located in Sunnyvale, California. VA Linux occupies its corporate headquarters facility pursuant to an assignment that expires on September 30, 2005. VA Linux expects to require additional space to meet its needs in the next 12 months. VA Linux is currently evaluating additional space in the local area. VA Linux believes that suitable additional facilities will be available as needed on commercially reasonable terms.

LEGAL PROCEEDINGS

     VA Linux is not currently a party to any material legal proceedings. VA Linux may in the future be party to litigation arising in the course of its business. These claims, even if not meritorious, could result in the expenditure of significant financial and managerial resources.

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

       MARKET FOR VA LINUX'S COMMON STOCK AND RELATED STOCKHOLDER MATTERS

     VA Linux's initial public offering of its common stock was declared effective by the Securities and Exchange Commission on December 9, 1999. VA Linux's common stock has been traded on the Nasdaq National Market under the symbol "LNUX" since December 9, 1999. Prior to that date, there was no public market for VA Linux's common stock and, therefore, no quoted market prices for VA Linux's common stock are available for the years ended July 31, 1999 and 1998. The following table lists quarterly information on the price range of VA Linux common stock based on the high and low reported closing bid prices for VA Linux common stock as reported on the Nasdaq Stock Market for the periods indicated below:

                                                               HIGH        LOW
                                                              -------    --------
Fiscal Year Ending July 28, 2000:
  Second Quarter............................................  $242.88    $ 122.63
  Third Quarter (through April 25, 2000)....................  $136.88    $  28.94

     On April 25, 2000, there were 41,405,424 shares of VA Linux's common stock issued and outstanding, held by 281 holders of record, which number does not include the number of shares issued in VA Linux's recent acquisitions of NetAttach and TruSolutions. Because many of such shares are held by brokers and other institutions on behalf of stockholders, VA Linux is unable to estimate the total number of stockholders represented by these outstanding shares.

     The market price of VA Linux's common stock has fluctuated since the date of its initial public offering and is likely to fluctuate in the future. Factors that may have a significant effect on the market price of VA Linux's common stock include:

     - actual or anticipated quarterly variations in VA Linux's operating results

     - changes in expectations of future financial performance or changes in estimates of securities analysts

     - announcements of technological innovations

     - announcements relating to strategic relationships

     - customer relationship developments

     - conditions affecting the Internet or Linux industries, in general

     The stock market in general, and the market for technology and Internet-related companies in particular, has experienced extreme volatility that often has been unrelated to the operating performance of particular companies. These broad market and industry fluctuations many adversely affect the trading price of VA Linux's common stock, regardless of VA Linux's actual operating performance.

     In the past, following periods of volatility in the market price of a company's securities, securities class action litigation has often been instituted. If this were to happen to VA Linux, litigation would be expensive and would divert management's attention.

     VA Linux has never declared or paid any cash dividends on VA Linux's common stock or other securities and does not anticipate paying cash dividends in the foreseeable future.

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

                      SELECTED FINANCIAL DATA OF VA LINUX
                      (IN THOUSANDS EXCEPT PER SHARE DATA)

     You should read the selected financial data set forth below in conjunction with "VA Linux's Management's Discussion and Analysis of Financial Condition and Results of Operations" and VA Linux's financial statements and the related notes included elsewhere in this proxy statement/prospectus. The statement of operations data for the years ended July 31, 1997, 1998 and 1999 and the balance sheet data as of July 31, 1998 and 1999 are derived from, and are qualified by reference to, the audited financial statements and related notes appearing elsewhere in this proxy statement/prospectus. The statements of operations data from the period from January 9, 1995, the date of our inception, to July 31, 1995 and the year ended July 31, 1996 and the balance sheet data as of July 31, 1995 and 1996 are derived from unaudited financial statements not appearing in this proxy statement/prospectus. The statement of operations data for the six months ended January 31, 1999 and January 28, 2000 and the balance sheet data as of January 28, 2000 are derived from the unaudited financial statements included elsewhere in this proxy statement/prospectus. Historical results are not necessarily indicative of results that may be expected for any future period.

                                               PERIOD FROM
                                               JANUARY 9,
                                                  1995                                                  SIX MONTHS ENDED
                                               (INCEPTION)           YEAR ENDED JULY 31,            -------------------------
                                               TO JULY 31,   ------------------------------------   JANUARY 31,   JANUARY 28,
                                                  1995        1996      1997     1998      1999        1999          2000
                                               -----------   -------   ------   ------   --------   -----------   -----------
                                                                   (IN THOUSANDS, EXCEPT PER SHARE DATA)   (UNAUDITED)
STATEMENTS OF OPERATIONS DATA:
  Net revenues...............................    $ 1,135     $ 2,257   $2,743   $5,556   $ 17,710     $ 5,605      $ 35,039
  Cost of revenues...........................        747       1,991    2,562    4,494     17,766       5,377        30,243
                                                 -------     -------   ------   ------   --------     -------      --------
    Gross margin.............................        388         266      181    1,062        (56)        228         4,796
  Operating expenses:
    Sales and marketing......................         21          27      310      382      5,183         583        12,175
    Research and development.................         86         144      115      180      3,189         264         5,205
    General and administrative...............        170         264      218      427      3,791         790         3,154
    Amortization of deferred stock
      compensation...........................         --          --       --       --      2,312         489         7,113
                                                 -------     -------   ------   ------   --------     -------      --------
        Total operating expenses.............        277         435      643      989     14,475       2,126        27,647
                                                 -------     -------   ------   ------   --------     -------      --------
  Income (loss) from operations..............        111        (169)    (462)      73    (14,531)     (1,898)      (22,851)
  Interest and other income (expense), net...         --          (1)     (12)      11         19         (14)        1,235
                                                 -------     -------   ------   ------   --------     -------      --------
  Net income (loss)..........................    $   111     $  (170)  $ (474)  $   84   $(14,512)    $(1,912)     $(21,616)
                                                 =======     =======   ======   ======   ========     =======      ========
  Dividend related to convertible preferred
    stock....................................    $    --     $    --   $   --   $   --   $     --     $    --      $ (4,900)
                                                 =======     =======   ======   ======   ========     =======      ========
  Net income (loss) attributable to common
    stockholders.............................    $   111     $  (170)  $ (474)  $   84   $(14,512)    $(1,912)     $(26,516)
                                                 =======     =======   ======   ======   ========     =======      ========
  Basic net income (loss) per share..........    $  0.01     $ (0.01)  $(0.05)  $ 0.02   $  (2.62)    $ (0.46)     $  (1.73)
                                                 =======     =======   ======   ======   ========     =======      ========
  Diluted net income (loss) per share........    $  0.01     $ (0.01)  $(0.05)  $ 0.01   $  (2.62)    $ (0.46)     $  (1.73)
                                                 =======     =======   ======   ======   ========     =======      ========
  Shares used in computing basic net income
    (loss) per share.........................     15,000      15,000    9,467    5,100      5,530       4,152        15,372
                                                 =======     =======   ======   ======   ========     =======      ========
  Shares used in computing diluted net income
    (loss) per share.........................     15,000      15,000    9,467   12,249      5,530       4,152        15,372
                                                 =======     =======   ======   ======   ========     =======      ========
  Pro forma basic net loss per share
    (unaudited)..............................                                            $  (1.01)    $ (0.23)     $  (0.90)
                                                                                         ========     =======      ========
  Shares used in computing pro forma basic
    net loss per share (unaudited)...........                                              14,317       8,464        29,412
                                                                                         ========     =======      ========

                                                                            JULY 31,
                                                              -------------------------------------   JANUARY 28,
                                                              1995   1996   1997    1998     1999        2000
                                                              ----   ----   ----   ------   -------   -----------
                                                              (UNAUDITED)                             (UNAUDITED)
BALANCE SHEET DATA:
  Cash and cash equivalents.................................  $ 21   $147   $ 20   $   62   $18,653    $148,510
  Working capital...........................................   341    129     12     (214)   16,230     146,981
  Total assets..............................................   380    304    591    1,195    27,595     165,255
  Long-term obligations, less current portion...............    50     --     --      275       424         575
  Total stockholders' (deficit) equity......................   319    149     45     (420)   18,363     150,144

     See Note 2 of Notes to Financial Statements for an explanation of the determination of the shares used in computing basic and diluted net income
(loss) per share.

               VA LINUX'S MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

     The following discussion and analysis should be read in conjunction with "Selected Financial Data of VA Linux" and VA Linux's financial statements and related notes included elsewhere in this proxy statement/prospectus. This discussion contains forward-looking statements that involve risks and uncertainties. VA Linux's actual results could differ materially from those anticipated in the forward-looking statements as a result of certain factors including the risks related to VA Linux's business discussed in "Risk Factors" and elsewhere in this proxy statement/prospectus.

OVERVIEW

     VA Linux is a leading provider of complete Linux-based solutions, integrating systems, software and professional services. VA Linux's broad-based technical expertise in systems and software design, as well as VA Linux's focus on the Linux operating system and related open source solutions, enables VA Linux to provide high-quality Linux systems designed for optimal performance, reliability and scalability.

     VA Linux was founded in January 1995, and grew very modestly until the end of fiscal 1998. Since July 31, 1998, however, VA Linux has experienced significant growth and has invested in hiring engineers with Linux expertise, growing VA Linux's direct sales force to better penetrate the market for Linux products and marketing VA Linux's brand. To further implement these strategies, VA Linux expanded operations, customer support and administrative infrastructure. As a result, VA Linux's employee base has grown from 15 at July 31, 1998 to 208 on January 28, 2000, and VA Linux's operating expenses grew significantly. This rapid growth has placed significant demands on VA Linux's management and operational resources. Since VA Linux's inception, VA Linux has incurred significant losses. At January 28, 2000, VA Linux had an accumulated deficit of $41.5 million.

     VA Linux's prospects must be considered in light of the risks, expenses and difficulties frequently encountered by companies in their early stage of development, particularly companies in new and rapidly evolving markets. These risks for VA Linux include the emerging market for Linux products and VA Linux's ability to successfully manage VA Linux's growth. To address these risks, VA Linux must:

     - develop and increase VA Linux's customer base;

     - implement and successfully execute VA Linux's business and marketing strategy;

     - continue to develop, introduce, market and sell new products and services;

     - successfully respond to competitive developments; and

     - attract, retain and motivate quality personnel.

     Net revenue in the second quarter of fiscal 2000 grew sequentially by 36.5% to $20.2 million compared to $14.8 million for the first quarter of fiscal 2000. The net revenue growth was based primarily on increased sales of VA Linux's server products. To date, substantially all of VA Linux's revenues have been derived from sales of systems and related customer support. Sales of VA Linux's servers accounted for approximately 59% of VA Linux's net revenues in fiscal 1999, approximately 88% in the quarter ended October 29, 1999 and 91% in the quarter ended January 28, 2000. While VA Linux expects sales of VA Linux's desktop and storage products to increase, current and future generations of VA Linux's server product families will continue to represent a significant majority of VA Linux's net revenues through fiscal 2000.

     VA Linux has targeted the Internet market for strategic emphasis. This segment includes customers in the ISP, ASP, web caching and e-tailing businesses. In the second quarter of fiscal 2000, sales to customers in this segment represented 61% of VA Linux's revenue. The scientific market is also an important market for VA Linux and represented 15% of VA Linux's revenue. VA Linux expects that these two market segments will continue to be the central focus of VA Linux's sales efforts.

     VA Linux recognizes revenues from product sales upon shipment. VA Linux does not grant any rights to VA Linux's customers to return products. VA Linux also provides allowances for warranty costs at the time of shipment. Customer support fees are recognized ratably over the term of the service contract.

     VA Linux sells Linux expertise. This expertise is based upon VA Linux's knowledge of Linux and other open source software and is delivered through sales and support of VA Linux's hardware and through the delivery of professional services. Professional services were 1.5% of VA Linux's net revenue for the three month period ending January 28, 2000 as compared to 0% of VA Linux's net revenue for the three month period ending January 31, 1999.

     VA Linux believes that the computer industry is generally characterized by significant demand for professional services. In September 1999, VA Linux established its professional services organization to expand its existing customer service and support offerings to better address the demand for Linux expertise from VA Linux's customers. This organization offers a number of services, including systems architecture and planning, deployment and installation, system integration, open source product implementation, performance analysis and security consulting services.

     Professional services revenues are recognized upon project completion, or by the percentage completion of a project where cost can be reasonably estimated. Any payments made prior to completion are recorded as deferred revenue.

     Prior to January 1999, VA Linux sold its products to customers primarily in response to telephone inquiries. During the third quarter of fiscal 1999, VA Linux began implementing its direct sales strategy. VA Linux's direct sales organization consists of field sales, telesales and sales support personnel. Although indirect sales have been insignificant to date, VA Linux may pursue selective channel opportunities to supplement VA Linux's direct sales efforts. In addition, VA Linux's valinux.com web site permits customers to configure and order products online, allowing VA Linux to more efficiently sell products and facilitate order processing. Substantially all of VA Linux's sales were processed through this web site. VA Linux intends to continue to enhance its e-commerce solutions to foster closer relationships with VA Linux's customers and improve the efficiency of VA Linux's sales process.

     To date, substantially all of VA Linux's sales have been in North America. VA Linux expects to launch sales and marketing efforts internationally during fiscal 2000, initially focusing on Europe. However, VA Linux expects international revenues to represent a relatively small percent of VA Linux's revenues, if any, in fiscal 2000.

     VA Linux outsources virtually all of its manufacturing and supply chain management operations, including inventory management and component procurement, to Synnex, VA Linux's contract manufacturer. VA Linux provides Synnex with five month rolling forecasts based on anticipated product orders. Synnex uses these forecasts to purchase components for VA Linux's products. If VA Linux overestimates its component requirements, Synnex may have excess inventory, which would increase VA Linux's costs. If VA Linux underestimates its component requirements, Synnex may have inadequate inventory, which could interrupt their manufacturing of VA Linux's products and result in delays in system shipments. Any of these events could harm VA Linux's business and results of operations. VA Linux's agreement with Synnex may be terminated for any reason at any time on delivery of 120 days advanced notice. A substantial majority of VA Linux's cost of revenues currently consists of payments to Synnex. Cost of revenues also includes costs associated with VA Linux's customer support and professional services. Customer support costs include payments made to DecisionOne, which provides call-center and onsite service functions to VA Linux's customers. VA Linux expects revenues from professional services to carry a higher gross margin than VA Linux's product revenues. VA Linux believes that future gross margin will primarily be affected by:

     - changes in components and manufacturing costs;

     - the volume and mix of products and services sold;

     - new product introductions both by VA Linux and VA Linux's competitors;

     - changes in VA Linux's pricing policies and those of VA Linux's competitors;

     - the size of customer orders; and

     - the mix of domestic and international sales.

     Prior to October 1998, VA Linux operated as a small closely-held company. As such, VA Linux did not have the types of operational and financial controls normally implemented by growing enterprises. During the second half of fiscal 1999, VA Linux implemented or updated VA Linux's operational and financial systems, procedures and controls, including the implementation of an enterprise resource planning system and an Internet-based ordering system. VA Linux's systems will continue to require additional modifications and improvements, and possibly new systems, to respond to future changes in VA Linux's business. Implementation of these modifications and improvements or new systems could be disruptive to VA Linux's business.

     In connection with the grant of stock options to employees during fiscal 1999 and the first six months of fiscal 2000, VA Linux recorded deferred stock compensation of $14.4 million and $23.3 million, respectively, representing the difference between the deemed fair market value of the common stock for accounting purposes and the exercise price of these options as of the date of grant. Deferred compensation is presented as a reduction of stockholders' equity and is amortized on an accelerated basis over the vesting period of the applicable options, generally four years. VA Linux expensed $4.3 million and $7.1 million of deferred compensation during the three and six months ended January 28, 2000. Based on option grant activity through January 28, 2000, VA Linux expects to amortize deferred stock compensation of $9.2 million during the remaining six months of fiscal 2000.

     On March 28, 2000, VA Linux acquired TruSolutions, Inc. ("TruSolutions") for consideration of approximately 767,000 shares of VA Linux's common stock (assuming a valuation of $73.88 per share of VA Linux's common stock based on the three-day average closing price of VA Linux common stock beginning on March 24, 2000) and cash of approximately $10.0 million. The purchase agreement also contains additional payments to be made in common stock, which are solely contingent upon continued employment of certain key employees of TruSolutions for a period of three years. Maximum future payments contingent on employment of the key employees is $96.3 million in stock (approximately 1,303,000 shares valued at $73.88 per share) and is payable after 12 months, 24 months and 36 months (approximately 501,000 shares, 501,000 shares, and 301,000 shares, respectively). The contingent payments will be accounted for as compensation expense over the term of the employment condition and not as part of the purchase price. Upon consummation of the merger, VA Linux established an escrow for these future payments. TruSolutions is a manufacturer of rackmount servers based on the Pentium III, Xeon and UltraSPARC processors specializing in low profile, high performance systems designed for the Internet Data Center, ISP, ASP, and OEM.

     On April 5, 2000, VA Linux acquired NetAttach, Inc. ("NetAttach") for consideration of approximately 396,000 shares of VA Linux's common stock (assuming a valuation of $62.18 per share of VA Linux's common stock based on the three-day average closing price of VA Linux common stock beginning on March 31, 2000) and cash of $10.0 million. The purchase agreement also contains additional payments to be made in common stock which are solely contingent upon continued employment of certain key employees for a period of two years. Maximum future payments contingent on employment of these key employees is $5.6 million in stock (approximately 87,000 shares valued at $62.18 per share) and are payable on the two-year anniversary date of the merger. The contingent payments will be accounted for as compensation expense over the term of the employment condition and not as part of the purchase price. Upon consummation of the merger, VA Linux established an escrow for these future payments. NetAttach provides network-attached storage appliances for mission-critical deployment in corporate services or engineering environments.

RESULTS OF OPERATIONS

     Although VA Linux has included a discussion of its results of operations for each of the three fiscal years ended July 31, 1999, VA Linux's significant growth during the last fiscal year and the first six months of fiscal 2000 makes period-to-period comparisons involving periods prior to the fiscal year ended July 31, 1998 less meaningful than an analysis of more recent annual and quarterly operating results. Accordingly, this discussion and analysis of VA Linux's operating results is primarily focused on comparisons between fiscal 1998 and 1999 and the first six months of fiscal 2000. The following table sets forth financial data for the periods indicated as a percent of net revenues:

                                                                                       SIX MONTHS ENDED
                                                         YEAR ENDED JULY 31,      --------------------------
                                                       -----------------------    JANUARY 31,    JANUARY 28,
                                                       1997     1998     1999        1999           2000
                                                       -----    -----    -----    -----------    -----------
STATEMENTS OF OPERATIONS DATA:
Net revenues.........................................  100.0%   100.0%   100.0%      100.0%         100.0%
Cost of revenues.....................................   93.4     80.9    100.3        95.9           86.3
                                                       -----    -----    -----       -----          -----
    Gross margin.....................................    6.6     19.1     (0.3)        4.1           13.7
                                                       -----    -----    -----       -----          -----
Operating expenses:
  Sales and marketing................................   11.3      6.9     29.3        10.4           34.7
  Research and development...........................    4.2      3.2     18.0         4.7           14.9
  General and administrative.........................    7.9      7.7     21.4        14.1            9.0
  Amortization of deferred stock compensation........     --       --     13.0         8.7           20.3
                                                       -----    -----    -----       -----          -----
    Total operating expenses.........................   23.4     17.8     81.7        37.9           78.9
                                                       -----    -----    -----       -----          -----
Income (loss) from operations........................  (16.8)     1.3    (82.0)      (33.8)         (65.2)
Interest and other income (expense), net.............   (0.5)     0.2      0.1         0.2            3.5
                                                       -----    -----    -----       -----          -----
    Net income (loss)................................  (17.3)     1.5    (81.9)      (34.0)         (61.7)
Dividend related to convertible preferred stock......     --       --       --          --          (14.0)
                                                       -----    -----    -----       -----          -----
Net income (loss) applicable to common
  stockholders.......................................  (17.3)%    1.5%   (81.9)%     (34.0)%        (75.7)%
                                                       =====    =====    =====       =====          =====

YEARS ENDED JULY 31, 1998 AND 1999

Net Revenues

     Net revenues increased from $2.7 million in fiscal 1997, to $5.6 million in fiscal 1998, to $17.7 million in fiscal 1999. Net revenues for each period increased due to an increase in VA Linux's customer base from approximately 300 customers in fiscal 1997, to approximately 550 customers in fiscal 1998, to more than 1,100 customers in fiscal 1999. Additionally, VA Linux's average level of business with each customer increased during this period from approximately $9,000 per year in fiscal 1997, to approximately $10,000 per year in fiscal 1998, to more than $15,000 per year in fiscal 1999. Growth of net revenues from fiscal 1998 to fiscal 1999 benefited from the introduction of VA Linux's new server product designed for the Internet market late in the second quarter of fiscal 1999. This new product helped increase overall sales of VA Linux's server products. In the fourth quarter of fiscal 1999, sales of VA Linux's server products accounted for approximately 85% of net revenues. VA Linux also believes this increase in sales reflected the growing market acceptance of Linux and related open source software. A majority of VA Linux's systems are sold to customers deploying or expanding Internet infrastructure environments. VA Linux believes that sales of VA Linux's Internet infrastructure solutions will represent an increasing portion of VA Linux's revenues.

Cost of Revenues

     Cost of revenues increased from $2.6 million in fiscal 1997, to $4.5 million in fiscal 1998, to $17.8 million in fiscal 1999. Gross margin increased as a percent of net revenues from 6.6% in fiscal 1997, to 19.1% in fiscal 1998, primarily due to increased sales volume and the introduction of new products. In fiscal 1999, gross margin declined to negative 0.3%. This decline was due to three factors. The largest factor was costs associated with establishing and moving VA Linux's manufacturing activities to

VA Linux's initial contract manufacturer. This represented approximately 50% of the decline. The second factor was the establishment of VA Linux's technical support organization and increased headcount in VA Linux's manufacturing operations, which represented approximately 30% of the decline. The third factor was increased component costs due to VA Linux's transitioning to more dependable component suppliers. To become more competitive, VA Linux transferred VA Linux's manufacturing operations to Synnex in July 1999. While VA Linux incurred additional expenses in connection with this move, VA Linux believes that Synnex's position as a distributor of Intel architecture components and other subsystems, its focus on build-to-order processes and its expertise in material management will reduce VA Linux's future product costs. In addition, VA Linux anticipates that VA Linux's gross margins will improve if unit volume increases and VA Linux successfully markets VA Linux's professional services.

Sales and Marketing Expenses

     Sales and marketing expenses consist of salaries, commissions and related expenses for personnel engaged in marketing, sales and sales support functions, as well as costs associated with trade shows, advertising and promotional activities. Sales and marketing expenses increased from approximately $310,000 in fiscal 1997, to approximately $382,000 in fiscal 1998, to $5.2 million in fiscal 1999. Sales and marketing expenses as a percent of net revenues were 11.3% in fiscal 1997, 6.9% in fiscal 1998 and 29.3% in fiscal 1999.
Approximately 70% of the increase in absolute dollars from fiscal 1998 to fiscal 1999 was due to an increase in sales and marketing personnel from two at the end of fiscal 1998 to 66 at the end of fiscal 1999. Of these 66 employees, 34 were engaged in sales and 32 were engaged in marketing. The remainder of the increase was due to the launch and ongoing implementation of VA Linux's branding and other marketing campaigns. VA Linux intends to expand VA Linux's sales and marketing activities substantially, both domestically and internationally, in order to increase market awareness and sales of VA Linux's products. Accordingly, VA Linux expects VA Linux's sales and marketing expenses to continue to increase in absolute dollars.

Research and Development Expenses

     Research and development expenses consist of payroll and related expenses for software and hardware engineers and cost of materials for prototyping and testing units. VA Linux expenses all of VA Linux's research and development costs as they are incurred. Research and development expenses increased from approximately $115,000 in fiscal 1997, to approximately $180,000 in fiscal 1998, to $3.2 million in fiscal 1999. Research and development expenses as a percent of net revenues were 4.2% in fiscal 1997, 3.2% in fiscal 1998 and 18.0% in fiscal 1999. Approximately 60% of the increase in absolute dollars from fiscal 1998 to fiscal 1999 was due to an increase in research and development personnel from two at the end of fiscal 1998 to 29 at the end of fiscal 1999. The remainder of the increase was due to increased spending for material for new product development. VA Linux believes that a significant level of investment in system design, open source software and other research and development initiatives is required to remain competitive. Accordingly, VA Linux expects research and development expenses to continue to increase in absolute dollars on an annual basis.

General and Administrative Expenses

     General and administrative expenses consist of salaries and related expenses for finance and administrative personnel, professional fees and costs associated with implementing and expanding VA Linux's information systems. General and administrative expenses increased from approximately $218,000 in fiscal 1997, to approximately $427,000 in fiscal 1998, to $3.8 million in fiscal 1999. General and administrative expenses as a percent of net revenues were 7.9% in fiscal 1997, 7.7% in fiscal 1998 and 21.4% in fiscal 1999. Approximately 60% of the increase in absolute dollars from fiscal 1998 to fiscal 1999 was due to an increase in administrative personnel from six at the end of fiscal 1998 to 28 at the end of fiscal 1999. The remainder of the increase was due to expenses necessary to support VA Linux's increased operations, including the implementation of a new management information system. VA Linux intends to add personnel to expand VA Linux's information infrastructure and to support VA Linux's operation as a public company. As a result, VA Linux expects general and administrative expenses to increase in absolute dollars on an annual basis.

Amortization of Deferred Stock Compensation

     In connection with the grant of stock options to employees during fiscal 1999, VA Linux recorded deferred stock compensation of $14.4 million. VA Linux amortized $2.3 million of deferred stock compensation in fiscal 1999. VA Linux did not record any deferred stock compensation or amortization in fiscal 1997 or fiscal 1998.

Interest and Other Income (Expense), Net

     Interest and other income, net includes income from VA Linux's cash investments net of other expenses. VA Linux had net interest and other expense of approximately $12,000 in fiscal 1997, and net interest and other income of approximately $11,000 in fiscal 1998 and approximately $19,000 in fiscal 1999. The increase from fiscal 1998 to fiscal 1999 was primarily due to an increase in interest income earned on proceeds from issuances of convertible preferred stock.

Income Taxes

     As of July 31, 1999, VA Linux had $10.8 million of federal and $5.2 million of state net operating loss carryforwards for tax reporting purposes available to offset future taxable income. The federal net operating loss carryforwards expire at various dates through 2019 to the extent that they are not utilized. VA Linux has not recognized any benefit from these net operating loss carryforwards because of uncertainty surrounding their realization. The amount of net operating losses that VA Linux can utilize is limited under tax regulations because VA Linux has experienced a cumulative stock ownership change of more than 50% over the last three years.

SIX MONTHS ENDED JANUARY 28, 2000 AND JANUARY 31, 1999

Net Revenues

     Net revenues for the six months ended January 28, 2000 increased by 525% to $35.0 million compared to $5.6 million for the six months ended January 31, 1999. Sales growth was primarily attributable to the strength of VA Linux's server products designed for the Internet market and an increase in VA Linux's customer base. Virtually all of VA Linux's sales are to customers in the United States and Canada.

     For the six months ended January 28, 2000, VA Linux's top ten customers accounted for approximately 38.5% of net revenues. For the six months ended January 31, 1999, VA Linux's top ten customers accounted for 21.3% of net revenues. Akamai Technologies, which represented 12.1% of net revenues, was the only customer to account for more than 10% of net revenues in the first six months ended January 28, 2000. No other customer accounted for more than 10% of net revenues during any of the periods presented.

     In the six months ended January 28, 2000, revenue from professional services was $0.3 million, compared to zero revenue for the six months ended January 31, 1999.

Cost of Revenues

     Cost of revenues for the first six months ended January 28, 2000 increased to $30.2 million from $5.4 million for the six months ended January 31, 1999. The gross margin percentage was 13.7% for the six months ended January 28, 2000, as compared to 4.1% for the six months ended January 31, 1999. The improved margins were due to lower component costs as VA Linux benefited from VA Linux's relationship with a different contract manufacturer, Synnex, and continued leverage of VA Linux's manufacturing and customer support infrastructure as unit volumes increased. There was no significant contribution from professional services to gross margins during this fiscal quarter. VA Linux expects continued sequential improvement in VA Linux's gross margins going forward due to increased revenues from VA Linux's professional services, increased unit volumes which allow VA Linux to gain certain cost advantages, and the introduction of new products.

Sales And Marketing Expenses

     In absolute dollars, sales and marketing expenses increased to $12.2 million for the six months ended January 28, 2000 from $0.6 million for the six months ended January 31, 1999. For the six months ended January 28, 2000 the increase reflects expenses associated with sales growth, increased marketing infrastructure and branding activities, and non-recurring non-cash charges associated with stock options issued for recruiting and marketing services incurred prior to VA Linux's initial public offering. Sales and marketing expenses were 34.7% of net revenues for the six months ended January 28, 2000, an increase of 24.3 percentage points when compared to six months ended January 31, 1999. The increase as a percentage of net revenues was due to the planned investment in infrastructure to support expected future growth. Excluding the one-time non-cash charges, sales and marketing expense would have been 30.3% of net revenues for the second quarter of fiscal 2000. VA Linux expects that sales and marketing expense will increase in absolute dollars in the future but is expected to decline as a percentage of net revenues.

Research and Development Expenses

     Research and development expenses consist of payroll and related expenses for software and hardware engineers and cost of materials for prototyping and testing units. VA Linux expenses all of VA Linux's research and development costs as they are incurred. Research and development, as a percentage of net revenues, was 14.9% for the six month period ended January 28, 2000 and was 4.7% for the six month period ended January 31, 1999. In absolute dollars, research and development expenses increased to $5.2 million for the six months ended January 28, 2000 from $0.3 million for the six months ended January 31, 1999. The increase in both absolute dollars and as a percentage of net revenues was due to an increase in engineering personnel and spending for prototyping material for new product development. VA Linux believes that a significant level of investment in system design, open source software and other research and development initiatives is required to remain competitive. Accordingly, VA Linux expects research and development expenses to continue to increase in absolute dollars and as a percentage of net revenues in the future.

General and Administrative Expenses

     General and administrative expenses consist of salaries and related expenses for finance and administrative personnel, professional fees and costs associated with implementing and expanding VA Linux's information systems. General and administrative expenses, as a percentage of net revenues, were 9.0% in the six months ended January 28, 2000, a decrease of 5.1 percentage points when compared to the six months ended January 31, 1999. In absolute dollars, general and administrative expenses increased to $3.2 million for the six months ended January 28, 2000 from $0.8 million for the six months ended January 31, 1999. The increase in absolute dollars was due to an increase in administrative personnel and the associated costs to support VA Linux's increased operations. VA Linux intends to add personnel to expand VA Linux's information infrastructure and to support VA Linux's operation as a public company. As a result, VA Linux expects general and administrative expenses to increase in absolute dollars, but decrease as a percentage of net revenues in the future.

Amortization of Deferred Stock Compensation

     In connection with the grant of stock options to employees during fiscal 1999 and prior to VA Linux's initial public offering in fiscal 2000, we expensed deferred stock compensation of $7.1 million and $0.5 million for the six months ended January 28, 2000 and six months ended January 31, 1999, respectively. We expect to expense $4.6 million of deferred stock compensation in each of the next two quarters of fiscal 2000.

Interest and Other Income (Expense), Net

     Interest and other income (expense) net includes income from VA Linux's cash investments net of other expenses. Net interest and other income (expense) of $1.1 million in the three months ended January 28, 2000 and $1.2 million for the six months ended January 28, 2000 increased from virtually zero when compared to the same periods in the prior year. The increase was due to an increase in interest income earned on proceeds from the issuance of common stock as a result of VA Linux's initial public offering.

Income Taxes

     As of January 28, 2000, VA Linux had federal and state net operating loss carryforwards for tax reporting purposes available to offset future taxable income. The federal net operating loss carryforwards expire at various dates through 2019 to the extent that they are not utilized. VA Linux has not recognized any benefit from these net operating loss carryforwards because of uncertainty surrounding their realization. The amount of net operating losses that VA Linux can utilize is limited under tax regulations because VA Linux has experienced a cumulative stock ownership change of more than 50% over the last three years.

QUARTERLY RESULTS OF OPERATIONS

     The following table presents VA Linux's operating results for each of the six quarters in the period ending January 28, 2000. The information for each of these quarters is unaudited and has been prepared on the same basis as VA Linux's audited financial statements appearing elsewhere in this proxy statement/prospectus. In the opinion of management, all necessary adjustments, consisting only of normal recurring adjustments, have been included to present fairly the unaudited quarterly results when read in conjunction with VA Linux's audited financial statements and related notes. VA Linux has experienced, and expects to continue to experience, fluctuations in operating results from quarter to quarter. Historical operating results are not necessarily indicative of the results that may be expected for any future period.

                                                                         QUARTER ENDED
                                        --------------------------------------------------------------------------------
                                        OCTOBER 31,   JANUARY 31,    APRIL 30,    JULY 31,    OCTOBER 29,    JANUARY 28,
                                           1998          1999          1999         1999         1999           2000
                                        -----------   -----------    ---------    --------    -----------    -----------
                                                                     (DOLLARS IN THOUSANDS)
STATEMENTS OF OPERATIONS DATA:
Net revenues..........................    $2,435        $ 3,170       $ 4,270     $ 7,835      $ 14,848       $ 20,191
Cost of revenues......................     2,053          3,324         4,295       8,094        12,887         17,356
                                          ------        -------       -------     -------      --------       --------
    Gross profit......................       382           (154)          (25)       (259)        1,961          2,835
                                          ------        -------       -------     -------      --------       --------
Operating expenses:
  Sales and marketing.................       177            406         1,326       3,274         5,064          7,111
  Research and development............        48            216           410       2,515         2,774          2,431
  General and administrative..........       136            654         1,146       1,855         1,496          1,658
  Amortization of deferred stock
    compensation......................       118            371           505       1,318         2,855          4,258
                                          ------        -------       -------     -------      --------       --------
    Total operating expenses..........       479          1,647         3,387       8,962        12,189         15,458
                                          ------        -------       -------     -------      --------       --------
Loss from operations..................       (97)        (1,801)       (3,412)     (9,221)      (10,288)       (12,623)
Interest and other income (expense),
  net.................................        --            (14)           --          33           173          1,062
                                          ------        -------       -------     -------      --------       --------
    Net loss..........................       (97)        (1,815)       (3,412)     (9,188)      (10,055)       (11,561)
Dividend related to convertible
  preferred stock.....................        --             --            --          --        (4,900)            --
                                          ------        -------       -------     -------      --------       --------
Net loss attributable to common
  stockholders........................    $  (97)       $(1,815)      $(3,412)    $(9,188)     $(14,955)      $(11,561)
                                          ======        =======       =======     =======      ========       ========

AS A PERCENT OF NET REVENUE:
Net revenues..........................     100.0%         100.0%        100.0%      100.0%        100.0%         100.0%
Cost of revenues......................      84.3          104.9         100.6       103.3          86.8           86.0
                                          ------        -------       -------     -------      --------       --------
    Gross margin......................      15.7           (4.9)         (0.6)       (3.3)         13.2           14.0
                                          ------        -------       -------     -------      --------       --------
Operating expenses:
  Sales and marketing.................       7.3           12.8          31.1        41.8          34.1           35.2
  Research and development............       2.0            6.8           9.6        32.1          18.7           12.0
  General and administrative..........       5.6           20.6          26.8        23.7          10.1            8.2
  Amortization of deferred stock
    compensation......................       4.8           11.7          11.8        16.8          19.2           21.1
                                          ------        -------       -------     -------      --------       --------
    Total operating expenses..........      19.7           51.9          79.3       114.4          82.1           76.5
                                          ------        -------       -------     -------      --------       --------
Loss from operations..................      (4.0)         (56.8)        (79.9)     (117.7)        (68.9)         (62.5)
Interest and other income (expense),
  net.................................        --           (0.4)           --         0.4           1.2            5.3
                                          ------        -------       -------     -------      --------       --------
    Net loss..........................      (4.0)         (57.2)        (79.9)     (117.3)        (67.7)         (57.2)
Dividend related to convertible
  preferred stock.....................        --             --            --          --         (33.0)            --
                                          ------        -------       -------     -------      --------       --------
Net loss attributable to common
  stockholders........................      (4.0)%        (57.2)%       (79.9)%    (117.3)%      (100.7)%        (57.2)%
                                          ======        =======       =======     =======      ========       ========

     Gross margin decreased from 15.7% in the quarter ended October 31, 1998, to negative 3.3% in the quarter ended July 31, 1999. Approximately 70% of this decline during fiscal 1999 was due to an increase in component costs due to VA Linux's transitioning to more dependable component suppliers. The remainder of the decline was due to costs associated with the establishment of VA Linux's technical support organization. Gross margin increased from 13.2% in the quarter ended October 29, 1999 to 14.0% in the quarter ended January 28, 2000. The improved margins were due to lower material costs as a result of transferring VA Linux's manufacturing operations to Synnex and continued leverage of manufacturing and customer support infrastructure as unit volumes increased. VA Linux expects sales and marketing expenses to continue to increase in absolute dollars on a quarterly basis through fiscal 2000 as VA Linux continues to hire additional sales and marketing personnel and invest in branding activities. VA Linux also expects research and development expenses to increase in absolute dollars on a quarterly basis through fiscal 2000 as VA Linux continues to hire additional personnel and invest in prototyping activities. General and administrative expenses of $1.7 million in the quarter ended January 28, 2000 increased in absolute dollars due to an increase in administrative personnel and the associated costs to support increased operations. VA Linux intends to add personnel to expand its information infrastructure and to support its operation as a public company. As a result, VA Linux expects general and administrative expenses to increase in absolute dollars, but decrease as a percentage of net revenues in the future. VA Linux's operating expenses are largely fixed and are based on anticipated revenue trends. As a result, a delay in generating or recognizing revenues could cause significant variations in VA Linux's operating results from quarter to quarter and could result in substantially greater operating losses. In addition, VA Linux intends to broaden VA Linux's professional service organization and begin manufacturing products internationally, both of which will increase VA Linux's cost of revenues.

     VA Linux's net revenues and operating results will vary significantly from quarter to quarter due to a number of factors, many of which are outside of VA Linux's control and any of which may cause VA Linux's stock price to fluctuate. The primary factors that could affect VA Linux's quarterly operating results include:

     - demand for and market acceptance of Linux-based systems and VA Linux's products and services;

     - increases in manufacturing costs, including the prices of components VA Linux purchases;

     - reductions in the sales price of systems offered by VA Linux or VA Linux's competitors;

     - VA Linux's ability to develop, introduce and market new products and product enhancements that meet customer requirements in a timely manner;

     - VA Linux's contract manufacturer's ability to manufacture sufficient quantities of systems and maintain the quality of VA Linux's systems;

     - VA Linux's ability to obtain sufficient supplies of sole or single source components, including power supplies and chassis;

     - the introduction of competing products by larger companies which market general or limited purpose servers and computers;

     - the failure of Linux developers to enhance and develop the Linux operating system;

     - economic conditions generally and in the specific industries in which VA Linux's customers operate; and

     - costs related to acquisitions of complementary technologies or businesses.

     Although VA Linux grew sequentially each quarter during fiscal 1999 and the first quarter and second quarter of fiscal 2000, VA Linux may experience some seasonality in VA Linux's operating results. It is difficult for VA Linux to evaluate the degree to which this seasonality may affect VA Linux's business because of VA Linux's limited operating history and the fact that VA Linux's recent growth may have overshadowed seasonality in recent periods. In addition, if VA Linux's international sales grow, VA Linux may experience lower sales in Europe or other international locations during the summer months.

Concerns regarding year 2000 compliance issues may also adversely affect the demand for VA Linux's products in the next few quarters.

LIQUIDITY AND CAPITAL RESOURCES

     Since inception, VA Linux's operations have been financed through private sales of convertible preferred stock and the sale of common stock in VA Linux's initial public offering, and from cash flows from operations.

     At January 28, 2000, cash and cash equivalents were $148.5 million, as compared to $18.7 million at January 31, 1999. During the same period working capital increased to $147.0 million from $16.2 million. The increase in cash was partially due to proceeds from the sale of common stock in VA Linux's initial public offering, partially offset by investments in working capital and capital expenditures to support operations growth.

     Cash used in operations of $13.1 million for the first six months of fiscal 2000 represented the net loss of $21.6 million, an increase in accounts receivable of $7.5 million, the add back of the amortization of deferred stock compensation expense of $7.1 million, an increase in accounts payable of $3.4 million, while partially offset by a decrease in inventory of $2.0 million. The increase in accounts receivable and accounts payable for the first six months of fiscal 2000 was principally due to the increase in sales, and the decrease in inventory was due to the sale of inventory to VA Linux's contract manufacturer.

     Cash used in investing activities consisted of the purchase of $1.8 million in computer and facilities related assets.

     Cash from financing activities of $144.7 million for the first six months of fiscal 2000 was primarily from the sale of VA Linux's common stock from the initial public offering in December 1999 and from the proceeds from the issuance of convertible preferred stock.

     VA Linux's future liquidity and capital requirements will depend upon numerous factors, including the costs associated with the expansion of VA Linux's sales and marketing activities and product development efforts, continued establishment of VA Linux's professional services group, the level and timing of product and service revenues, the amount of working capital required, possible future acquisitions, the level of fixed asset investment required, and available borrowings under VA Linux's line of credit arrangements. VA Linux believes that the net proceeds from VA Linux's initial public offering, together with VA Linux's current cash and investment balances and any cash generated from current or future debt financing, will be sufficient to meet VA Linux's operating and capital requirements for at least the next 12 months. However, it is possible that we may require additional financing within this period, particularly if VA Linux elects to acquire complementary businesses or technologies. The factors described in this paragraph and other factors which may arise subsequently, will affect VA Linux's future capital requirements and the adequacy of VA Linux's available funds. As a result, VA Linux may be required to raise additional funds through public financings, strategic relationships or other arrangements. VA Linux cannot assure you that additional funding, if needed, will be available on reasonable terms, or at all. Furthermore, any additional equity financing may be dilutive to stockholders, and debt financing, if available, may involve restrictive covenants. VA Linux's inability to raise capital when needed could seriously harm VA Linux's business.

RECENT ACCOUNTING PRONOUNCEMENTS

     In March 1998, the AICPA issued SOP No. 98-1, "Accounting for the Costs of Computer Software Developed or Obtained for Internal Use," ("SOP No. 98-1"). SOP No. 98-1 requires entities to capitalize certain costs related to internal-use software once certain criteria have been met. SOP No. 98-1 was adopted by VA Linux in fiscal 1999. The adoption of SOP No. 98-1 did not have a material impact on the Company's financial position or results of operations.

     In June 1998, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 133, "Accounting for Derivative Instruments and Hedging Activities" ("SFAS No. 133").

SFAS No. 133 establishes accounting and reporting standards requiring that every derivative instrument be recorded in the balance sheet as either an asset or liability measured at its fair value. SFAS No. 133, as recently amended, is effective for fiscal years beginning after June 15, 2000. VA Linux believes the adoption of SFAS No. 133 will not have a material effect on the VA Linux's financial position or results of operations.

     In December 1998, the AICPA issued SOP No. 98-9, "Modification of SOP No. 97-2, Software Revenue Recognition, With Respect to Certain Transactions," ("SOP No. 98-9"). SOP No. 98-9 amends SOP No. 97-2 and SOP No. 98-4 by extending the deferral of the application of certain provisions of SOP No. 97-2 amended by SOP No. 98-4 through fiscal years beginning on or before March 15, 1999. All other provisions of SOP No. 98-9 are effective for transactions entered into in fiscal years beginning after March 15, 1999. VA Linux has not had significant software sales to date and management does not expect the adoption of SOP No. 98-9 to have a significant effect on the financial position or results of operations.

     In December 1999, the Securities and Exchange Commission issued Staff Accounting Bulletin No. 101, "Revenue Recognition" ("SAB No. 101"). SAB No. 101 summarizes certain areas of the Staff's views in applying generally accepted accounting principles to revenue recognition in financial statements. VA Linux believes that its current revenue recognition policies comply with SAB No. 101.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISKS

     The primary objective of VA Linux's investment activities is to preserve principal while at the same time maximize the income VA Linux receives from VA Linux's investments without significantly increasing risk. Some of the securities that VA Linux may invest in may be subject to market risk. This means that a change in prevailing interest rates may cause the principal amount of the investment to fluctuate. For example, if VA Linux holds a security that was issued with a fixed interest rate at the then-prevailing rate and the prevailing interest rate later rises, the principal amount of VA Linux's investment will probably decline. To minimize this risk in the future, VA Linux intends to maintain VA Linux's portfolio of cash equivalents and short-term investments in a variety of securities, including commercial paper, money market funds and government and non-government debt securities. In general, money market funds are not subject to market risk because the interest paid on such funds fluctuates with the prevailing interest rate. As of January 28, 2000, all of VA Linux's cash and cash equivalents were in money market and checking funds.

     VA Linux has operated primarily in the United States, and all sales have been made in U.S. dollars. Accordingly, VA Linux has not had any material exposure to foreign currency rate fluctuations.

                              VA LINUX MANAGEMENT

EXECUTIVE OFFICERS AND DIRECTORS

     The following table sets forth certain information with respect to VA Linux's executive officers and directors as of January 31, 2000.

                NAME                   AGE                           POSITION
                ----                   ---                           --------
Larry M. Augustin....................  37     President, Chief Executive Officer and Director
Robert Russo.........................  54     General Manager and Executive Vice President,
                                              Worldwide Field Operations
Brian D. Biles.......................  42     Vice President, Marketing
John T. Hall.........................  27     Vice President, Support and Professional Services
Todd B. Schull.......................  41     Vice President, Finance and Chief Financial Officer
Daniel R. Shore......................  36     Vice President, Operations
Gregg E. Zehr........................  47     Vice President, Engineering
Leonard N. Zubkoff...................  42     Chief Technical Officer
Jeffry R. Allen(1)...................  48     Director
Carol A. Bartz(2)....................  51     Director
Douglas Leone(2).....................  42     Director
Eric S. Raymond......................  42     Director
Carl Redfield(1).....................  53     Director

-------------------------
(1) Member of the audit committee.

(2) Member of the compensation committee.

     Larry M. Augustin, one of VA Linux's founders, has served as VA Linux's President and Chief Executive Officer and as a member of VA Linux's Board of Directors since March 1995. From September 1989 through December 1995, Mr. Augustin was a Consultant for Fintronic USA, Inc., a provider of high performance EDA tools, and was a Research Associate at Stanford University. Mr. Augustin is a director of Linux International, a Linux vendor and advocacy association.

     Robert Russo has served as VA Linux's General Manager and Executive Vice President, Worldwide Field Operations since October 1999. He was Senior Vice President, Worldwide Field Operations at Synopsys, Inc., a leading supplier of EDA software tools and services, from February 1993 through October 1999. Mr. Russo served as General Manager Entry Level Systems Division at Cray Research Inc., a developer of mini-supercomputers, from September 1991 to January 1993.

     Brian D. Biles has served as VA Linux's Vice President, Marketing since March 1999. He was a consultant to various companies from June 1998 to March 1999. Prior to that, Mr. Biles was Director of Marketing, Enterprise Network Products Group at Sun Microsystems, where he worked from September 1987 to April 1998.

     John T. Hall has served as VA Linux's Vice President, Support and Professional Services since August 1998. He was VA Linux's Vice President, Finance from August 1997 through August 1998. Prior to that, Mr. Hall was Chief Executive Officer and a founder of Stanford Student Enterprises, a student-managed company that provides campus services through its subsidiaries, from August 1996 through June 1997. From May 1995 to June 1997, Mr. Hall was the head counselor at the Bridge, a suicide prevention and counseling center in Palo Alto, California.

     Todd B. Schull has served as VA Linux's Vice President, Finance and Chief Financial Officer since June 1999. He was Vice President and Chief Financial Officer at Repeater Technologies, Inc, a wireless infrastructure company, from January 1997 through May 1999. Mr. Schull held various positions, most recently Vice President of Finance, North America and Corporate Controller at Solectron Corporation, from December 1987 through December 1996.

     Daniel R. Shore has served as VA Linux's Vice President, Operations since November 1998. He was Director of Operations, Digital Video Group at Philips Consumer Electronics from November 1997 through October 1998. Mr. Shore held various positions, including Business Unit General Manager and Product Marketing Manager for AccuTouch and TouchMonitor Business Unit, at Elo TouchSystems, a leading supplier of touch screen computers, from June 1990 through November 1997.

     Gregg E. Zehr has served as VA Linux's Vice President of Engineering since December 1998. He was a founder and Executive Vice President, Engineering at Ridge Technologies, a company that provides external RAID storage for NT servers, from July 1997 to May 1998. Mr. Zehr was Director, Desktop Hardware Engineering, then Vice President, PowerBook Engineering at Apple Computer, Inc. from October 1988 to July 1997.

     Leonard N. Zubkoff has served as VA Linux's Chief Technical Officer since July 1998. He was a member of the principal technical staff at Oracle Corporation from December 1993 to June 1998. Prior to that, he held various technical positions, most recently Principal Scientist, at Lucid, Incorporated, a LISP and C/C++ software company, from February 1985 through September 1993.

     Jeffry R. Allen has served on VA Linux's Board of Directors since October 1998. He has been with Network Appliance, Inc., a leading provider of network data access solutions, since December 1996, where he currently serves as Senior Vice President, Finance and Operations, Chief Financial Officer and Secretary. Prior to December 1996, Mr. Allen served in various capacities, including Senior Vice President of Operations and Vice President and Controller of Bay Networks, Inc., a networking company, from October 1994 to December 1996.

     Carol A. Bartz has served on VA Linux's Board of Directors since July 1999. She has served as Chief Executive Officer and Chairman of the Board of Autodesk Inc. since May 1992. Ms. Bartz served as President of Autodesk from May 1992 through September 1996, and from June 1999 to the present. Ms. Bartz is a director of Network Appliance, Inc., a leading provider of network data access solutions, BEA Systems, Inc., a provider of software that allows cross-platform middleware solutions from enterprise business applications, Cadence Design Systems, Inc., a leading electronic design firm, and Cisco Systems, Inc.

     Douglas Leone has served on VA Linux's Board of Directors since October 1998. He has been at Sequoia Capital, a venture capital firm, since July 1988 and has been a General Partner since 1993. He is a member of the board of directors of Scient Corporation and several other private corporations.

     Eric S. Raymond has served on VA Linux's Board of Directors since October 1998. He has served as Technical Director at Chester County InterLink, a nonprofit Internet service provider, since September 1993. Prior to that, Mr. Raymond was an independent consultant from May 1985 through October 1993.

     Carl Redfield has served on VA Linux's Board of Directors since October 1998. He has served as Senior Vice President, Manufacturing and Logistics of Cisco Systems, Inc. since February 1997. From September 1993 through February 1997, Mr. Redfield was Vice President of Manufacturing of Cisco Systems. Mr. Redfield serves on the boards of CTC Communications, Inc. and iBASIS Inc., both of which are competitive local exchange carriers.

BOARD OF DIRECTORS

     VA Linux's Board of Directors has seven authorized directors and currently consists of six members. Each director holds office until his or her term expires or until his or her successor is duly elected and qualified. Upon completion of this offering, VA Linux's amended and restated certificate of incorporation and bylaws will provide for a classified Board of Directors. In accordance with the terms of VA Linux's certificate, VA Linux's Board of Directors will be divided into three classes whose terms will expire at different times. The three classes will be comprised of the following directors:

     - Class I consists of Messrs. Augustin and Leone, who will serve until the annual meeting of stockholders to be held in 2000;

     - Class II consists of Messrs. Raymond and Redfield, who will serve until the annual meeting of stockholders to be held in 2001; and

     - Class III consists of Mr. Allen and Ms. Bartz, who will serve until the annual meeting of stockholders to be held in 2002.

     At each annual meeting of stockholders beginning with the 2000 annual meeting, the successors to directors whose terms will then expire will be elected to serve from the time of election and qualification until the third annual meeting following election and until their successors have been duly elected and qualified. Any additional directorships resulting from an increase in the number of directors will be distributed among the three classes so that, as nearly as possible, each class will consist of an equal number of directors.

Committees

     VA Linux's Board of Directors has an audit committee and a compensation committee. The audit committee consists of Messrs. Allen and Redfield. The audit committee reviews VA Linux's internal accounting procedures, consults with and reviews the services provided by VA Linux's independent accountants and makes recommendations to the Board of Directors regarding the selection of independent accountants. The compensation committee consists of Ms. Bartz and Mr. Leone. The compensation committee reviews and recommends to the Board of Directors the salaries, incentive compensation and benefits of VA Linux's officers and employees and administers VA Linux's stock plans and employee benefit plans.

Compensation Committee Interlocks and Insider Participation

     VA Linux's Board of Directors established the compensation committee in October 1999. Prior to establishing the compensation committee, VA Linux's Board of Directors as a whole performed the functions delegated to the compensation committee. Ms. Bartz, a member of VA Linux's compensation committee, serves as a member of the board of directors and compensation committee of Network Appliance, Inc. of which Mr. Allen is an executive officer. No other member of VA Linux's compensation committee has served as a member of the board of directors or compensation committee of any entity that has one or more executive officers serving as a member of VA Linux's Board of Directors or compensation committee. Since the formation of VA Linux's compensation committee, none of its members has been VA Linux's officer or employee.

Compensation

     VA Linux reimburses VA Linux's directors who are not officers or employees for expenses incurred in attending any Board of Directors or committee meeting. Directors who are also VA Linux's officers or employees are not reimbursed for expenses incurred in attending Board of Directors or committee meetings.

     VA Linux's non-employee directors are eligible to participate in VA Linux's 1999 Director Option Plan. Each non-employee director who joins VA Linux's Board of Directors following December 9, 1999 will automatically receive a grant of an option to purchase 40,000 shares of VA Linux's common stock on the date on which such person becomes a director. The shares subject to each of these options will vest over a four year period following the date of grant with 1/4 vesting one year from the date of grant and 1/48 vesting each month thereafter. Additionally, beginning at VA Linux's annual meeting of stockholders to be held in 2000 and at each successive annual stockholder meeting, each non-employee director who has previously served at least six consecutive months prior thereto (including VA Linux's current non-employee directors) will receive an option to purchase 16,000 shares of VA Linux's common stock which will also vest over four years. The vesting of these options will automatically accelerate upon a change of control of VA Linux. The exercise price per share for all options automatically granted to directors under VA Linux's 1999 Director Option Plan will be equal to the market price of VA Linux's common stock on the date of grant and will have a ten year term, but will generally terminate within a specified time, as defined in the 1999 Director Option Plan, following the date the option holder ceases to be a director or consultant.

     Employee directors, including Mr. Augustin, are eligible to participate in VA Linux's 1999 Employee Stock Purchase Plan and to receive discretionary grants under VA Linux's 1998 Stock Plan.

EXECUTIVE OFFICERS

     VA Linux's executive officers are appointed by VA Linux's Board of Directors and serve until their successors are elected or appointed.

Compensation

     The following table sets forth all compensation paid or accrued during fiscal 1999 to VA Linux's President and Chief Executive Officer, and each of VA Linux's three other most highly compensated officers whose annual compensation exceeded $100,000 for the period. Messrs. Shore and Zehr joined VA Linux during fiscal 1999 and therefore their annual compensation does not reflect their full base salary.

                                                                                      LONG TERM
                                                ANNUAL COMPENSATION    SECURITIES    COMPENSATION
                                                -------------------    UNDERLYING     ALL OTHER
         NAME AND PRINCIPAL POSITIONS            SALARY      BONUS      OPTIONS      COMPENSATION
         ----------------------------           --------    -------    ----------    ------------
Larry M. Augustin.............................  $ 96,133    $ 6,199    1,155,000       $13,294(1)
  President and Chief Executive Officer
Gregg E. Zehr.................................   116,667     31,250      665,910            --
  Vice President, Engineering
Daniel R. Shore(2)............................    94,225     45,500      449,434        37,836(2)
  Vice President, Operations
John T. Hall..................................    99,100      7,967    2,919,000            --
  Vice President, Support and Professional
     Services

-------------------------
(1) VA Linux forgave and wrote off a loan in the principal amount of $13,294 to Mr. Augustin.

(2) VA Linux paid $37,836 in premiums for a life insurance policy payable to Mr. Shore's wife.

Option Grants in Fiscal 1999

     The following table sets forth information concerning grants of stock options to each of the executive officers named in the VA Linux compensation table above during fiscal year 1999. All options granted to these executive officers in the last fiscal year were granted under the VA Linux 1998 Stock Plan. One-quarter of the shares subject to each option vests and becomes exercisable on the first anniversary of the date of grant, and an additional 1/48 of the shares subject to each option vests each month thereafter. In addition, options granted to each of the individuals set forth below may be early exercised, provided that such individual enters into a restricted stock purchase agreement. The shares thus acquired remain subject to a right of repurchase by VA Linux. The percent of the total options set forth below is based on an aggregate of 15,962,180 options granted to employees during fiscal 1999. All options were granted at a fair market value as determined by VA Linux's Board of Directors on the date of grant.

     Potential realizable value represents hypothetical gains that could be achieved for the options if exercised at the end of the option term assuming that the fair market value of the common stock on the date of grant appreciates at 5% and 10% over the option term (ten years) and that the option is exercised and sold on the last day of its option term for the appreciated stock price. The assumed 5% and 10% rates of stock price appreciation are provided in accordance with rules of the Securities and Exchange Commission and do not represent VA Linux's estimate or projection of VA Linux's future common stock price. The calculation includes the difference, if any, between the fair market value on the date of grant and the exercise price for such options. Actual gains, if any, on stock option exercises will depend on the future performance of VA Linux's common stock.

                                                INDIVIDUAL GRANTS                     POTENTIAL REALIZABLE
                               ---------------------------------------------------      VALUE AT ASSUMED
                               NUMBER OF     % OF TOTAL                                  ANNUAL RATES OF
                               SECURITIES      OPTIONS                                 STOCK APPRECIATION
                               UNDERLYING    GRANTED TO     EXERCISE                     FOR OPTION TERM
                                OPTIONS       EMPLOYEES       PRICE     EXPIRATION   -----------------------
            NAME                GRANTED     DURING PERIOD   PER SHARE      DATE          5%          10%
            ----               ----------   -------------   ---------   ----------   ----------   ----------
Larry W. Augustin(1).........  1,155,000         7.24%       $0.020      09/30/08    $  578,939   $  935,547
Gregg E. Zehr(1).............    665,910         4.17         0.043      02/24/09       464,903      757,241
Daniel R. Shore..............    499,434         3.13         0.043      12/08/08       275,461      454,184
John T. Hall(1)..............  2,919,000        18.29         0.020      09/30/08     1,463,137    2,364,382

-------------------------
(1) These options are subject to a change of control provision. One-fourth of the shares originally granted vest and become immediately exercisable upon the occurrence of both a change of control and the involuntary termination of service with VA Linux or the termination of service with VA Linux without cause.

Aggregate Option Exercises in Fiscal Year 1999 and Values at July 31, 1999

     The following table sets forth information concerning option exercises in fiscal 1999 and exercisable and unexercisable stock options held by the VA Linux executive officers named in the summary compensation table at July 31, 1999. The value of unexercised in-the-money options is based on a value of $5.40 per share, the fair market value of VA Linux's common stock as of July 31, 1999, minus the actual per share exercise prices, multiplied by the number of shares underlying the option. All options were granted under VA Linux's 1998 Stock Plan.

                                                            NUMBER OF SECURITIES
                                                                 UNDERLYING               VALUE OF UNEXERCISED
                                                             UNEXERCISED OPTIONS          IN-THE-MONEY OPTIONS
                                  SHARES                      AT JULY 31, 1999              AT JULY 31, 1999
                                 ACQUIRED      VALUE     ---------------------------   ---------------------------
            NAME               ON EXERCISE    REALIZED   EXERCISABLE   UNEXERCISABLE   EXERCISABLE   UNEXERCISABLE
            ----               ------------   --------   -----------   -------------   -----------   -------------
Larry M. Augustin............          --      $   --     1,155,000         --         $8,365,900         $--
Gregg E. Zehr................     665,910          --            --         --                 --         --
Daniel R. Shore..............     249,750          --       249,684         --          1,337,557         --
John T. Hall.................   2,919,000       4,865            --         --                 --         --

CHANGE OF CONTROL AND EMPLOYMENT AGREEMENTS

     In March 1995, VA Linux entered into a five year employment agreement with Mr. Augustin that provides for annual salary and benefits. This agreement has been terminated.

     In October 1998, VA Linux entered into stock option agreements under VA Linux's 1998 Stock Plan with each of Messrs. Augustin, Hall, Zehr and Zubkoff that include change of control provisions. Each of these agreements provides that if the officer is terminated without cause or involuntarily terminated upon a change of control, he will receive one year accelerated vesting of all of his stock options (or an accelerated lapsing of the repurchase right applicable for the common stock issued upon an early exercise of the option). If the officer voluntarily resigns, is terminated for cause or is terminated for any other reason, he is not entitled to this acceleration.

     In October 1998, VA Linux entered into a Founder's Stock Repurchase Agreement with Mr. Augustin. Pursuant to this agreement, VA Linux has the right to repurchase shares from Mr. Augustin that have not been released from VA Linux's repurchase option. Sixty percent of Mr. Augustin's 4,950,000 shares were released from the repurchase option upon execution of the agreement; 1/24 of the remaining shares are released each month starting in November 1998. This agreement provides that if Mr. Augustin is terminated without cause or involuntarily terminated, 50% of the remaining unreleased shares will be released from VA Linux's repurchase right. If Mr. Augustin voluntarily resigns, is terminated for cause or is terminated for any other reason, he is not entitled to this release of shares.

     In October 1998, VA Linux entered into an employment agreement with Mr. Shore that provides that if he is involuntarily terminated for any reason, he will receive a severance package equal to the higher of either one month's salary for every year of service or three month's salary. In December 1998, VA Linux entered into an employment agreement with Mr. Zehr that provides that if he is involuntarily terminated for any reason, he will receive a severance package equal to his salary for six months. These amounts will be paid monthly following the termination of either officer's employment. VA Linux will pay these amounts on a salary continuation basis with medical benefits coverage during the severance period.

     In October 1999, VA Linux entered into an employment agreement with Mr. Russo that provides that if he is involuntarily terminated in the first year of his employment he would receive six months salary and benefits and also six months accelerated vesting of his stock options. If Mr. Russo is involuntarily terminated after his first year of employment he would receive three months salary and three months accelerated vesting of his stock options. In the event that VA Linux appoints a new Chief Executive Officer by October 2000, and Mr. Russo's employment is terminated within the longer of six months of the new Chief Executive Officer's appointment or twelve months from Mr. Russo's start date, Mr. Russo's initial stock grant would be accelerated by 25%. Also, Mr. Russo would receive twelve additional months of accelerated vesting of his stock options in the event of a change of control followed by his involuntary termination within six months of the change of control.

LIMITATIONS ON DIRECTORS' AND OFFICERS' LIABILITY AND INDEMNIFICATION

     VA Linux's amended and restated certificate of incorporation to be filed upon completion of this offering limits the liability of VA Linux's directors to the maximum extent permitted by Delaware law. Delaware law provides that directors of a corporation will not be personally liable for monetary damages for breach of their fiduciary duties as directors, except liability associated with any of the following:

     - any breach of their duty of loyalty to the corporation or its stockholders;

     - acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law;

     - unlawful payments of dividends or unlawful stock repurchases or redemption; or

     - any transaction from which the director derived an improper personal benefit.

     The limitation of VA Linux's director's liability does not apply to liabilities arising under the federal securities laws and does not affect the availability of equitable remedies such as injunctive relief or rescission.

     VA Linux's amended and restated certificate of incorporation and bylaws also provide that VA Linux shall indemnify VA Linux's directors and executive officers and may indemnify VA Linux's other officers and employees and other agents to the fullest extent permitted by law. VA Linux believes that indemnification under VA Linux's bylaws covers at least negligence and gross negligence on the part of indemnified parties. VA Linux's bylaws also permit VA Linux to secure insurance on behalf of any officer, director, employee or other agent for any liability arising out of his or her actions in such capacity, regardless of whether VA Linux's bylaws would permit indemnification.

     VA Linux is entering into indemnification agreements with each of VA Linux's officers and directors containing provisions that require VA Linux to, among other things, indemnify VA Linux's officers and directors against liabilities that may arise by reason of their status or service as directors or officers (other than liabilities arising from willful misconduct of a culpable nature), to advance their expenses incurred as a result of any proceeding against them as to which they could be indemnified, and to cover VA Linux's directors and officers under any of VA Linux's liability insurance policies applicable to VA Linux's directors and officers. VA Linux believes that these provisions and agreements are necessary to attract and retain qualified persons as directors and executive officers.

STOCK PLANS

1998 Stock Plan

     VA Linux's 1998 Stock Plan was originally approved by VA Linux's Board of Directors and stockholders in October 1998. On October 7, 1999 VA Linux's Board of Directors amended the 1998 Stock Plan, to be effective upon the completion of this offering. VA Linux expect VA Linux's stockholders will approve this amended plan in November 1999. The 1998 Stock Plan, as amended, provides for the granting to VA Linux's employees of incentive stock options within the meaning of Section 422 of the United States tax code, and for the granting to employees, including officers and directors, non-employee directors and consultants of non-statutory stock options and stock purchase rights. VA Linux has reserved an aggregate of 27,257,144 shares of common stock for issuance under this plan. The number of shares reserved for issuance under this plan will be subject to an annual increase on the first day of each fiscal year equal to the lesser of (a) 4,000,000 shares, (b) 4.9% of the outstanding shares on that date, or (c) a lesser amount as determined by VA Linux's Board of Directors. As of January 28, 2000, options to purchase 8,147,826 shares of common stock were outstanding under this plan; 10,426,648 shares had been issued upon exercise of options, net of repurchases, and 11,012,332 shares were available for future grant. Unless terminated sooner, the 1998 Stock Plan will terminate automatically in 2008.

     VA Linux's 1998 Stock Plan is administered by VA Linux's Board of Directors who determine the terms of the options or stock purchase rights granted, including the exercise price, the number of shares subject to each option or stock purchase right, the vesting and the form of consideration payable upon such exercise. In addition, the Board of Directors has the authority to amend, suspend or terminate the plan, provided that no such action may affect any share of common stock previously issued and sold or any option previously granted and then outstanding under the plan. The Board of Directors has the exclusive authority to interpret and apply the provisions of the 1998 Stock Plan.

     Options and stock purchase rights granted under VA Linux's 1998 Stock Plan are not generally transferable by the optionee, and each option and stock purchase right is exercisable during the lifetime of the optionee only by the optionee. Options granted under the 1998 Stock Plan must generally be exercised within three months of the end of optionee's status as VA Linux's employee or consultant (or such shorter time as may be specified in the option agreement), or within twelve months after his or her termination by death or disability, but in no event later than the expiration of the option's ten year term. In the case of stock purchase rights, unless the Board of Directors determines otherwise, the agreement evidencing the grant shall provide that VA Linux has a repurchase option exercisable upon the voluntary or involuntary termination of his or her employment for any reason (including death or disability). In this event, the purchase price per share will be equal to the original price and may be paid by cancellation of his or her outstanding indebtedness to VA Linux, if any. VA Linux's repurchase option shall lapse at a rate determined by the Board of Directors. The exercise price of any incentive stock options granted under the 1998 Stock Plan and any non-statutory stock options intended to qualify as "performance-based compensation" within the meaning of Section 162(m) of the United States tax code, must be at least equal to the fair market value of VA Linux's common stock on the date of grant. With respect to any participant who owns stock possessing more than 10% of the voting power of all classes of VA Linux's outstanding capital stock, the exercise price of any incentive stock option granted must equal at least 110% of the fair market value on the grant date and the term of such incentive stock option must not exceed five years. The term of all other options granted under the 1998 Stock Plan may not exceed ten years.

     Options granted under VA Linux's 1998 Stock Plan, as amended, will accelerate and become fully vested in the event VA Linux is acquired, unless the successor corporation assumes or substitutes other options in their place.

1999 Employee Stock Purchase Plan

     VA Linux's 1999 Employee Stock Purchase Plan was adopted by VA Linux's Board of Directors in October 1999 and approved by the stockholders in November 1999. A total of 1,000,000 shares of common stock have been reserved for issuance under VA Linux's 1999 Employee Stock Purchase Plan. This plan provides for annual increases equal to the lesser of (a) 500,000 shares, (b) 1% of the outstanding shares on the last day of VA Linux's fiscal year, or (c) a lesser amount determined by VA Linux's Board of Directors.

     VA Linux's 1999 Employee Stock Purchase Plan, which is intended to qualify under Section 423 of the United States tax code, contains consecutive six month offering and purchase periods. The offering periods generally start on the first trading day on or after September 1 and March 1 of each year, except for the first such offering period which commences on the first trading day on or after the effective date of this offering and ends on the last trading day on or before August 31, 2000.

     Employees are eligible to participate if they are customarily employed by VA Linux or any participating subsidiary for at least 20 hours per week and more than five months in any calendar year. However, any employee who immediately after grant owns stock possessing 5% or more of the total combined voting power or value of all classes of VA Linux's capital stock, or whose rights to purchase stock under all of VA Linux's employee stock purchase plans accrues at a rate which exceeds $25,000 worth of stock for each calendar year may not be granted an option to purchase stock under this plan. The 1999 Employee Stock Purchase Plan permits participants to purchase common stock through payroll deductions of up to 10% of the participant's "compensation." Compensation is defined as the participant's base straight time gross earnings and commissions, but is exclusive of payments for overtime, shift premium payments, incentive compensation, incentive payments, bonuses and other compensation.

     Amounts deducted and accumulated by the participant are used to purchase shares of common stock at the end of each purchase period. The price of stock purchased under the 1999 Employee Stock Purchase Plan is generally 85% of the lower of the fair market value of the common stock at the beginning of the offering period, or at the end of the purchase period. Participants may end their participation at any time during an offering period, and they will be paid their payroll deductions to date. Participation ends automatically upon termination of employment with VA Linux.

     Rights granted under the 1999 Employee Stock Purchase Plan are not transferable by a participant other than by will, the laws of descent and distribution, or as otherwise provided under the plan. The 1999 Employee Stock Purchase Plan provides that, in the event of VA Linux's merger with or into another corporation or a sale of substantially all VA Linux's assets, each outstanding option may be assumed or substituted for a new option by the successor corporation. If the successor corporation refuses to assume or substitute a new option for the outstanding options, the offering period then in progress will be shortened and a new exercise date will be set. The 1999 Employee Stock Purchase Plan will terminate automatically in 2009, unless terminated earlier. The Board of Directors has the authority to amend or terminate the purchase plan, except that no such action may adversely affect any outstanding rights to purchase stock under the purchase plan. The Board of Directors has the exclusive authority to interpret and apply the provisions of the purchase plan.

1999 Director Option Plan

     VA Linux's 1999 Director Option Plan was approved by VA Linux's Board of Directors in October 1999 and approved by the stockholders in November 1999. A total of 500,000 shares of VA Linux's common stock have been reserved for issuance under VA Linux's 1999 Director Option Plan. This plan provides for annual increases equal to the lesser of (a) 250,000 shares, (b) 0.5% of the outstanding shares on the last day of VA Linux's fiscal year, or (c) a lesser amount determined by VA Linux's Board of

Directors. No awards will be made under the 1999 Director Option Plan until a new non-employee director is elected after the completion of this offering. The purpose of the 1999 Director Option Plan is to attract and retain the best available non-employee directors, to provide them additional incentives and, therefore, to promote the success of VA Linux's business.

     The 1999 Director Option Plan establishes an automatic grant of 40,000 shares of common stock to each non-employee director who is elected after the completion of this offering. The 1999 Director Option Plan also provides that upon the date of each annual stockholders' meeting, each non-employee director who has been a member of VA Linux's Board of Directors for at least six months prior to the date of the stockholders' meeting (including VA Linux's current non-employee directors) will receive automatic annual grants of options to acquire 16,000 shares of VA Linux's common stock.

     Each automatic grant will have an exercise price per share equal to the fair market value of VA Linux's common stock at the date of grant and will vest as to 1/4 of the shares subject to the option one year after the date of grant and 1/48 each month thereafter. Each automatic grant will have a term of ten years.

     The 1999 Director Option Plan is administered by VA Linux's Board of Directors or by a committee designated by VA Linux's Board of Directors constituted to permit non-employee director awards to be exempt from Section 16(b) of the Exchange Act in accordance with Rule 16(b)-3 thereunder. The administrator shall approve forms of award agreements for use under the plan, determine the terms and conditions of awards pursuant to the 1999 Director Option Plan and construe and interpret the terms of the plan and awards granted under it.

     In the event of VA Linux's merger with another corporation or the sale of substantially all of VA Linux's assets, each non-employee director's outstanding option will become fully vested and exercisable. Options granted under the 1999 Director Option Plan must be exercised within 3 months of the end of the non-employee director's tenure as a member of VA Linux's Board of Directors, or within 12 months after a non-employee director's termination by death or disability, provided that the option does not terminate by its terms earlier.

     Unless terminated sooner, VA Linux's 1999 Director Option Plan terminates automatically in 2009. VA Linux's Board of Directors has the authority to amend, suspend or terminate the plan, subject to stockholder approval of some amendments and provided no amendment, suspension or termination may affect awards to non-employee directors previously granted under the plan, unless agreed to by the affected non-employee director.

401(k) Plan

     In September 1998, VA Linux adopted a 401(k) Profit Sharing Plan and Trust covering VA Linux's employees who are age 21 as of the 401(k) Profit Sharing Plan and Trust effective date, and/or have at least 1,000 hours of service credited as of their anniversary hire date with VA Linux and for every plan year thereafter. The 401(k) Profit Sharing Plan and Trust excludes nonresident alien employees. The 401(k) Profit Sharing Plan and Trust is intended to qualify under
Section 401(k) of the United States tax code, so that contributions to the 401(k) Profit Sharing Plan and Trust by employees or by VA Linux and the investment earnings thereon are not taxable to the employees until withdrawn. If VA Linux's 401(k) Profit Sharing Plan and Trust qualifies under Section 401(k) of the United States tax code, VA Linux's contributions will be deductible by VA Linux when made. VA Linux's employees may elect to reduce their current compensation by up to the statutorily prescribed annual limit of $10,000 in 1999 and to have those funds contributed to the 401(k) Profit Sharing Plan and Trust. The 401(k) Profit Sharing Plan and Trust permits VA Linux, but does not require VA Linux, to make additional matching contributions on behalf of all participants. To date, VA Linux has not made any contributions to the 401(k) Profit Sharing Plan and Trust.

                      VA LINUX RELATED PARTY TRANSACTIONS

PREFERRED STOCK

     On October 30, 1998 and February 19, 1999, VA Linux sold an aggregate of 8,623,773 shares and 3,525,549 shares, respectively, of VA Linux's series A preferred stock at a purchase price of $0.4567 per share. On July 16, 1999 and September 24, 1999, VA Linux sold an aggregate of 6,502,592 shares and 1,256,454 shares, respectively, of VA Linux's series B preferred stock at a purchase price of $3.86 per share. On August 1, 1999, VA Linux issued 12,954 shares of VA Linux's series B preferred stock in consideration for certain assets. The following officers, directors and 5% stockholders purchased shares in these financings:

                                                               SHARES OF        SHARES OF
                         PURCHASER                           SERIES A STOCK   SERIES B STOCK
                         ---------                           --------------   --------------
Sequoia Capital Entities:
  Sequoia Capital VIII.....................................    7,299,666         469,586
  Sequoia International Technology Partners VIII(Q)........      483,261          31,088
  CMS Partners LLC.........................................      161,088          10,362
  Sequoia International Technology Partners VIII...........       92,625           5,958
  Sequoia 1997.............................................       17,718           1,140
  Sequoia Capital Franchise Fund...........................           --         419,690
  Sequoia Capital Franchise Partners.......................           --          46,632
Intel Corporation..........................................    3,284,673         259,068
Larry M. Augustin..........................................      109,488              --

     CMS Partners LLC, Sequoia International Technology Partners VIII(Q), Sequoia Capital VIII, Sequoia International Technology Partners VIII, Sequoia 1997, Sequoia Capital Franchise Fund and Sequoia Capital Franchise Partners are affiliated entities and together are considered a 5% stockholder. Mr. Leone, one of VA Linux's directors, is the managing member of the general partner of Sequoia International Technology Partners VIII(Q), Sequoia Capital VIII, Sequoia International Technology Partners VIII, Sequoia Capital Franchise Fund and Sequoia Capital Franchise Partners, and has signature authority for CMS Partners LLC and Sequoia 1997. Mr. Leone disclaims beneficial ownership of the securities held by such entities, except for his proportional interest in the entities. Larry M. Augustin is VA Linux's President, Chief Executive Officer, one of VA Linux's directors and a 5% stockholder. VA Linux's director Ms. Bartz is the beneficial owner of limited partnership interests of Sequoia International Technology Partners VIII(Q) and Sequoia Franchise Partners. VA Linux's director Mr. Redfield is the beneficial owner of limited partnership interests of Sequoia Franchise Partners.

INVESTOR RIGHTS AGREEMENT

     VA Linux has entered into an agreement with the preferred stockholders described above pursuant to which these and other preferred stockholders will have registration rights with respect to their shares of common stock following this offering. For a description of these registration rights, see "Description of Capital Stock." Upon the completion of this offering, all shares of VA Linux's outstanding preferred stock will be automatically converted into an equal number of shares of common stock.

STOCK OPTION GRANTS TO OFFICERS AND DIRECTORS

     During fiscal 1999, VA Linux granted the following options to purchase VA Linux's common stock to VA Linux's officers, directors and stockholders who beneficially own 5% or more of VA Linux's common stock. In order to comply with the closing conditions of the investors for the sale of the series A preferred stock, on October 1, 1998, options previously granted to Messrs. Augustin, Hall and Zubkoff were cancelled and exchanged for options to purchase the same number of shares of common stock under VA Linux's 1998 Stock Plan. These new options had vesting and pricing terms consistent with the prior grants.

                                                                           EXERCISE PRICE
                  NAME                     DATE OF GRANT       OPTIONS       PER SHARE
                  ----                    ----------------    ---------    --------------
Larry M. Augustin.......................  October 1, 1998     1,155,000        $0.02
John T. Hall............................  October 1, 1998     2,919,000         0.02
Leonard N. Zubkoff......................  October 1, 1998     2,376,000         0.02
Jeffry R. Allen.........................  October 30, 1998      150,000         0.043
Eric S. Raymond.........................  October 30, 1998      150,000         0.043
Carl Redfield...........................  October 30, 1998      150,000         0.043
Daniel R. Shore.........................  December 9, 1998      499,434         0.043
                                          February 25,
Gregg E. Zehr...........................  1999                  665,910         0.043
Brian D. Biles..........................  April 13, 1999        499,434         0.50
Todd B. Schull..........................  June 1, 1999          499,434         0.50
Carol A. Bartz..........................  July 14, 1999         150,000         1.00

INDEMNIFICATION, CHANGE OF CONTROL AND EMPLOYMENT AGREEMENTS

     VA Linux has entered into indemnification agreements with each of VA Linux's directors and officers. Such indemnification agreements will require VA Linux to indemnify VA Linux's directors and officers to the fullest extent permitted by Delaware law. For a description of the limitation of VA Linux's directors' liability and VA Linux's indemnification of such officers, see "Management -- Limitation on Directors' Liability and Indemnification." For a description of an employment agreements VA Linux entered into with Messrs. Augustin and Russo and change of control agreements entered into with Messrs. Augustin, Hall, Zehr and Zubkoff, see "Management -- Change of Control and Employment Agreements."

AGREEMENT WITH INTEL

     VA Linux has entered into an agreement with Intel for VA Linux to adapt the Linux operating system to work with Intel's series of next generation microprocessors used in computers. The term of this agreement is until February 2002, and will be automatically renewed for additional one-year periods unless terminated by either party.

     The agreement contemplates the release of the this adaptation under an open source license no later than six months following the release by Intel of its series of next generation microprocessors. VA Linux is also subject to a restriction on Intel's underlying proprietary technology, under which VA Linux would need Intel's written permission, which shall not be unreasonably withheld, before making a modification to this adaptation for Intel's series of next generation microprocessors on behalf of a third party during the term of the agreement. Under VA Linux's agreement with Intel, VA Linux has also granted Intel the right to purchase or license VA Linux's products, without right to sublicense or distribute such products, at a price not to exceed the lowest price VA Linux charges for such products. In addition, VA Linux has agreed not to sue Intel for any patent rights relating to Intel's products as long as Intel does not sue VA Linux for similar rights on VA Linux's products, until the earlier of February 2004 or the date on which Intel ceases to hold at least half of its current investment in VA Linux.

                SHARE OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND
                             MANAGEMENT OF VA LINUX

     The following table sets forth information known to VA Linux with respect to the beneficial ownership of VA Linux's common stock as of April 3, 2000 and as adjusted to reflect the sale of common stock offered hereby by:

     - each stockholder known by VA Linux to own beneficially more than 5% of VA Linux's common stock;

     - each of VA Linux's executive officers named in the compensation table above;

     - each of VA Linux's directors; and

     - all current directors and executive officers as a group.

     Except as otherwise indicated, VA Linux believes that the beneficial owners of the VA Linux common stock listed below, on the information furnished by such owners, have sole voting power and investment power with respect to such shares. Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission. In computing the number of shares beneficially owned by a person and the percent ownership of that person, shares of common stock subject to options or warrants held by that person that are currently exercisable or will become exercisable within 60 days after February 29, 2000 are deemed outstanding, while such shares are not deemed outstanding for purposes of computing percent ownership of any other person. Percent of beneficial ownership prior to the merger is based upon 41,400,986 shares of VA Linux's common stock outstanding as of April 3, 2000. Percent of beneficial ownership after the merger is based upon 41,400,986 shares of VA Linux's common stock outstanding as of April 3, 2000 plus the expected 6,321,433 shares of VA Linux's common stock to be issued in connection with the merger (based on 16,003,627 shares of Andover.Net common stock outstanding on April 3, 2000) which equal a total of 47,722,419 shares of VA Linux's common stock outstanding upon completion of the merger. Unless otherwise indicated in the footnotes below, the persons and entities named in the table have sole voting and investment power with respect to all shares beneficially owned, subject to community property laws where applicable. The address for those individuals for which an address is not otherwise indicated is VA Linux Systems, Inc., 1382 Bordeaux Drive, Sunnyvale, California 94089.

                                                                               PERCENT OF SHARES
                                                                 SHARES           OUTSTANDING
                                                              BENEFICIALLY    -------------------
                                                              OWNED PRIOR       PRIOR      AFTER
             NAME OR GROUP OF BENEFICIAL OWNERS                TO MERGER      TO MERGER    MERGER
             ----------------------------------               ------------    ---------    ------
Entities affiliated with Sequoia Capital Funds(1)...........    9,038,814       21.83%     18.94%
  3000 Sand Hill Road, Building 4, Suite 280
  Menlo Park, California 94025
Douglas Leone(1)............................................    9,038,814       21.83%     18.94%
  Sequoia Capital
  3000 Sand Hill Road, Bldg. 4, Ste. 280
  Menlo Park, CA 94025
Larry M. Augustin(2)........................................    6,598,488       15.51%     13.50%
Intel Corporation...........................................    3,543,741        8.56%      7.43%
  2200 Mission College Blvd. Mail Stop RN6-46
  Santa Clara, CA 95052
  Attn: M&A Portfolio Manager
John T. Hall(3).............................................    2,869,000        6.93%      6.01%
Gregg E. Zehr(4)............................................      665,910        1.61%      1.40%
Daniel R. Shore(5)..........................................      499,434        1.20%      1.04%
Jeffry Allen(6).............................................      311,300           *          *
Carl Redfield(7)............................................      311,300           *          *
Carol A. Bartz(8)...........................................      201,812           *          *

                                                                               PERCENT OF SHARES
                                                                 SHARES           OUTSTANDING
                                                              BENEFICIALLY    -------------------
                                                              OWNED PRIOR       PRIOR      AFTER
             NAME OR GROUP OF BENEFICIAL OWNERS                TO MERGER      TO MERGER    MERGER
             ----------------------------------               ------------    ---------    ------
Eric S. Raymond(6)..........................................      162,952           *          *
All directors and officers as a group (13 persons)(9).......   25,450,712       61.47%     53.33%

-------------------------
 *  Less than 1% of the outstanding shares of common stock.

(1) Includes 7,769,252 shares held by Sequoia Capital VIII, 514,349 shares held by Sequoia International Technology Partners VIII(Q), 171,450 shares held by CMS Partners LLC, 98,583 shares held by Sequoia International Technology Partners VIII, 18,858 shares held by Sequoia 1997, 419,690 shares held by Sequoia Capital Franchise Fund, 46,632 shares held by Sequoia Capital Franchise Partners. Mr. Leone is the managing member of Sequoia International Technology Partners VIII, Sequoia Capital VIII, Sequoia International Technology Partners VIII(Q), Sequoia Capital Franchise Fund and Sequoia Capital Franchise Partners, and has signature authority for CMS Partners LLC and Sequoia 1997. Mr. Leone disclaims beneficial ownership of shares held by these entities except to the extent of his pecuniary interest in these entities.

(2) Includes 660,000 shares subject to VA Linux's right of repurchase, which lapses over time, and an option exercisable for 1,155,000 shares, of which all 1,155,000 shares may be exercised by Mr. Augustin and upon exercise will become subject to VA Linux's right of repurchase, which lapses over time. Also includes 384,000 shares owned by Alice Kitsuta Augustin, Mr. Augustin's wife and 100,000 shares held in the Larry M. Augustin 1999 Grantor Retained Annuity Trust dated November 30, 1999 in which Larry M. Augustin is the trustee.

(3) Includes 1,155,439 shares subject to VA Linux's right of repurchase, which lapses over time.

(4) Includes 471,686 shares subject to VA Linux's right of repurchase, which lapses over time.

(5) Includes 93,677 shares subject to VA Linux's right of repurchase, which lapses over time and an option exercisable for 249,684 shares, of which all 249,684 shares may be exercised by Mr. Shore and upon exercise will become subject to VA Linux's right of repurchase, which lapses over time.

(6) Includes 100,000 shares subject to VA Linux's right of repurchase, which lapses over time.

(7) Includes 161,300 shares held in the Carl Redfield Annuity Trust 1 u/i dtd 11/29/99 and 100,000 shares subject to VA Linux's right of repurchase, which lapses over time.

(8) Includes 150,000 shares subject to VA Linux's right of repurchase, which lapses over time.

(9) Includes the shares beneficially owned by the persons and entities described in footnotes (1) - (8).

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                       INFORMATION REGARDING ANDOVER.NET

                             ANDOVER.NET'S BUSINESS

INTRODUCTION

     Andover.Net's network of web sites, including slashdot.org, one of the leading Linux/open source destinations on the Internet, provides products, online tools, news and other services for programmers, software developers, web site designers, technology managers and corporate buyers. Andover.Net's network of web sites provides an independent, unbiased source for content, community and commerce for the Linux and, more generally, open source communities of information technology, or IT, professionals, including programmers and developers.

     Andover.Net's position in the Linux market allows it to provide advertisers targeted access to the Linux/open source communities of IT professionals, including programmers and developers.

     Andover.Net was incorporated in Massachusetts in 1992 as Andover Advanced Technologies, Inc. In September 1999, it changed its name to Andover.Net, Inc. and reincorporated in Delaware. Andover.Net's headquarters are located at 50 Nagog Park, Acton, Massachusetts, and its telephone number is (978) 635-5300.

INDUSTRY OVERVIEW

Growth and impact of the Internet

     The Internet has emerged as a global communications medium, enabling millions of people to gather information, communicate and conduct business electronically.

     The Internet is an attractive medium for advertisers because it allows flexibility, interactivity and measurement capabilities and provides users with immediate access to information about advertisers and their products. For example, the Internet allows advertisers to change messages frequently in response to market developments or current events. The Internet also allows advertisers to gather demographic information about users and to deliver targeted messages to specific consumer groups.

Growth of the information technology profession

     As the pace and complexity of technological change has increased, professionals in the IT industry have become more specialized and grown in number. IT professionals, including programmers and developers, play a central role in many companies because of their ability to deploy and integrate new information technologies. Organizations are increasingly adopting technologies such as client/server architectures, data warehousing, Internet/intranet applications and software development to execute business strategies and maintain competitiveness. These and other technologies have continued to fuel the growth in the worldwide market for IT products and services.

     IT professionals devote considerable time, effort and financial resources researching new technologies, seeking answers to technical questions and developing and implementing IT solutions. These professionals need to stay abreast of rapid technological developments in a marketplace where vendors continually introduce new products with a variety of standards and short life cycles. They have historically relied on resources provided by IT publishers, software vendors, hardware vendors, training service providers and fellow professionals to follow the latest trends in the industry. Andover.Net does not believe that any of these sources provides a comprehensive solution for IT professionals' need for continuous education, access to new products and a medium in which professionals can exchange ideas. Due to the rapid rate of change,

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technical information, training materials and software become dated and obsolete relatively quickly. Therefore, IT professionals, including programmers and developers, have the following common needs:

     Content -- News and other resources that keep them informed of changes within the industry;

     Community -- The exchange of ideas and collaboration through a central medium by which they can share their experiences to increase their personal knowledge as well as grow the industry and technology; and

     Commerce -- An efficient, comprehensive source for products and services that meet their purchasing needs.

Growth of the Linux and open source movement

     The Internet has accelerated the growth of the open source movement. The open source movement is a collaborative approach to the development and distribution of software and has emerged as a viable alternative to traditional proprietary software development. The growth of the Internet has greatly increased the scale and efficiency of open source development by enabling large communities of independent developers to collaborate online.

     The growth of the open source movement is principally based on access to software source code. Developers write programs in source code. This source code is then translated into object code, which is read by the computer. Under the proprietary model of software development, a software developer generally licenses only the object code, not the source code, to the user. The source code is always controlled and maintained by the proprietary software developer. By contrast, under the open source development model, the software developer provides the user access to the source code which allows the software to be modified by the user to meet specific needs. This code is often provided for free or for a minimal cost and is adaptable by the user for a wide variety of applications, including running web servers and low cost computer products known as electronic "appliances." These appliances are designed to provide basic computer applications such as Internet access, word processing and e-mail at a lower cost than traditional personal computers. As a result, manufacturers can create products that are unique, but which generally can be sold at a lower cost because they are not required to pay a license fee for a proprietary operating system such as Windows for their products.

     A necessary element to the continued success of the open source movement is the continued ability of software developers to communicate, share and develop software in a collaborative manner. For technology developers, locating and fostering a community within which one can share information is of critical importance.

     Andover.Net believes that an open source leader must broadly promote the adoption of open source software, provide a trusted, responsive, industry-focused information resource that offers support and collaboration at a consistently high level, and enable a market for open source products and services.

THE ANDOVER.NET SOLUTION

     Through Andover.Net's network of web sites, Andover.Net provides a solution designed to meet the needs of the open source community and its developing markets. Andover.Net's slashdot.org, freshmeat.net and freecode.com web sites combined provide for an exchange of information about open source, and access to downloadable resources through links to other web sites. Andover.Net generates advertising revenues on each of these web sites, and the information provided to users of these sites is free. Andover.Net generates the majority of this information, including news and online tools. At Andover.Net's community web site, slashdot.org, visitors generate content by commenting on various news stories that are posted throughout the day. Some of Andover.Net's web sites contain archives of free downloadable software products developed by various third parties.

     Transition path. Andover.Net believes the best way for people to discover and understand open source issues is for them to visit slashdot.org, a leading hub for community, news and information. To

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make slashdot.org highly visible to non-Linux developers, Andover.Net includes links, banners and buttons throughout Andover.Net's web sites that contain content useful for both Linux and Windows.

     Trusted content. Andover.Net provides an independent, unbiased source for content, much of which comes from the open source community itself. Moreover, the comprehensive information provided by Andover.Net covers a broad range of open source topics rather than a single version of Linux or a single hardware platform. Freshmeat.net comprehensively rates and categorizes the latest in Linux products regardless of developer or distribution. Further, freecode.com has hundreds of code modules that can run on, or be adapted to run on, Linux and other open source systems.

     Comprehensive support. The open source websites community offers advice and counsel on slashdot.org. Further, freshmeat.net provides descriptions and free downloadable software resources. At questionexchange.com people with technical questions can connect with experts worldwide to solve technical problems. Other Andover.Net sites provide tutorials, reviews, screenshots of products, links to these products and market information.

     Open marketplace. Andover.Net provides one of the largest Internet media channels through which open source vendors can promote and advertise their goods and services and on which purchasers can identify, evaluate and buy the Linux/open source products and services they need. In addition, Andover.Net promotes application development through discussion forums, provides free advertising for Linux-based products that are free, and broadly supports promising new business models to encourage growth in the market.

     The benefits of Andover.Net's solution accrue to both members of the open source community as well as to vendors who are targeting that community.

     Benefits for Andover.Net's community. This network has become one of the most popular and most visited meeting place for the open source community. Andover.Net provides editorials, community, commentary, reviews, products, tools, news, information and services for programmers, software developers, system engineers, web site designers, web site managers and corporate technology buyers.

     Benefits for vendors. Andover.Net provides vendors with targeted channels to reach this highly focused technology community. As the network has grown to become a central site for members of the open source community, it has likewise evolved as a selling opportunity for advertisers. Andover.Net believes that its users represent a large and targeted online community of Internet industry and IT professionals, web developers, programmers and experienced Internet users. As a result, vendors can enhance the effectiveness of their advertising by customizing advertisements and placing them on targeted pages on Andover.Net's network.

STRATEGY

     Andover.Net's goal is to maintain and enhance its position as the leading destination for Linux and, more generally, the open source community. Key elements of this strategy are:

Grow the size and share of Andover.Net's open source position

     Andover.Net is one of the leading open source destinations on the Internet. To grow this position, Andover.Net intends to increase its traffic by offering more viewable pages, high quality content and additional services. Andover.Net also intends to support the overall growth in the Linux and open source communities. Andover.Net supports open source and all versions of Linux rather than a single version of that operating system. Andover.Net intends to support open source communities through free web site hosting, contributions of advertising and trade show space to promote free Linux products and the acceptance of the open source movement, funding of application development and benchmark testing for developers of free products, supporting new business models and expanding its open source partnership programs.

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Facilitate and guide the transition of Windows developers to open source

     The Andover.Net network includes sites for IT professionals, including programmers, software developers, web designers and web site managers, many of whom have not yet adopted Linux. These cross-platform web sites offer products, online tools, news and other services that are usable with many of the major operating systems including Linux, Windows and Macintosh. To accelerate the growth of these open source web sites, Andover.Net intends to educate visitors on these cross-platform web sites and inform, guide and encourage developers to adopt and support Linux. At questionexchange.com, novice Linux users find help to guide them as they transition from Windows to Linux.

Expand Andover.Net's e-commerce offerings to Andover.Net's targeted, high volume traffic

     Andover.Net's network currently provides content, community and commerce. Andover.Net currently sells compact discs of animated graphics and subscriptions to animations archives online at mediabuilder.com. Open source related gifts, books and paraphernalia are sold on thinkgeek.com. Andover.Net intends to expand these e-commerce offerings by selling various additional Linux products such as computer hardware, Internet appliances and compact discs as well as services such as installation and support. Moreover, these e-commerce offerings can generate increased traffic and encourage longer time spent on the network.

Acquire complementary open source web sites

     Andover.Net has already acquired and integrated leading open source web sites such as slashdot.org and freshmeat.net and expects to continue to pursue strategic acquisitions to strengthen content offerings and services. Andover.Net may also acquire complementary web sites to obtain valuable brands, expertise or access to new users, advertisers and vendors.

Expand the number and participation of major advertisers

     Andover.Net intends to increase the number of major advertisers on its network by expanding its direct sales force and by increasing its sales promotion to open source vendors. Andover.Net's position in providing open source resource sites allows Andover.Net to provide advertisers targeted access to the Linux/open source communities.

Strengthen the Andover.Net brand

     Andover.Net intends to strengthen its brand through a combination of online and offline advertising, sales promotion, trade shows, direct mail, public relations, syndicated content and events to promote the use of its network to the technical community, advertisers and vendors. Andover.Net expects to significantly increase both online and other media advertising in the future. Andover.Net also intends to continue to promote its brand with licensing programs.

THE ANDOVER.NET NETWORK

     Andover.Net's closely integrated network consists of content-rich web sites and provides programmers and developers with extensive online resources. Andover.Net believes that as sophisticated IT professionals and technology hobbyists move to Linux and other open source-based operating systems, its network, which includes news and tools for the Windows operating system, will become an important component of this transition. This network can introduce Linux and other similar operating systems to many of Andover.Net's technology oriented customers who have not yet migrated to these systems.

     The Andover.Net network consists of three categories of web sites:

     - open source sites which attract sophisticated Linux users and developers, who seek new open source content;

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     - Cross-platform sites which offer visitors a wide range of content including news, products and online software applications; and

     - Windows site which features daily reviews and updates of Windows software downloads.

     Each of these main web sites and product offerings are summarized below.

OPEN SOURCE SITES

     slashdot.org -- Slashdot.org provides news, commentary, information and reviews on a wide range of subjects. Slashdot.org focuses on issues of importance to the open source community allowing individuals to post comments and debate news items and technical issues.

     freshmeat.net -- Freshmeat.net also contains application news and a community section. At freshmeat.net, open source developers and users can exchange information online to collaborate on open source software projects. One feature of this web site shows the number of hits each application has received which allows Andover.Net to determine which Linux product is currently most popular.

     freecode.com -- FreeCode.com is an online resource for programming source code which offers a constantly updated and expanded database of free, Internet-related programs. FreeCode.com contains programs written in Perl, C++, Java and Visual Basic.

     thinkgeek.com -- Thinkgeek.com is an online retailer of Linux/open source related gifts, books and paraphernalia. Thinkgeek.com's product offerings include items branded with logos of other Andover.Net web sites and hard-to-find novelty products that are pertinent to individuals who identify with the open source community.

     questionexchange.com -- Questionexchange.com is a technical support web site. Questionexchange.com provides a technical support marketplace over the Web to individuals and corporations adopting Linux and open source products. Through questionexchange.com's information auction model, open source developers can ask and receive answers to their technical questions at lower costs than typical support models by leveraging the Internet and other users of the site.

CROSS-PLATFORM SITES

     davecentral.com -- Davecentral.com has two components, one for Linux and one for Windows. The site archives free software downloads and reviews. Both the Linux and Windows web sites group the software by category that facilitates searches. The site also has a ticker showing recent updates in the web site as well as keyword search capabilities.

     andovernews.com -- Andovernews.com provides free, timely and searchable computer-industry news from multiple sources. IT professionals visit andovernews.com for information and editorials about a broad range of technologies and technology companies.

     itmanagersjournal.com -- Itmanagersjournal.com provides IT news and advice for professionals and managers. The site features daily editorial articles on a wide variety of IT topics, survey questions with live results and discussions about a broad range of IT issues.

     mediabuilder.com -- Mediabuilder.com is an online multimedia resource center which contains multimedia software; online tools; GIF animations, one of the most popular file formats for animations on the web; one of the largest collections of free images on the Internet; and a font library. Some of the more popular web tools found within mediabuilder.com are summarized below:

     - gifworks.com -- Gifworks.com is a free on-line software application. With easy-to-use pull down menus, gifworks.com allows users to resize any GIF animation.

     - htmlworks.com -- Htmlworks.com is an online application that enables users to create, edit and improve their web pages through their web browser.

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     techmailings.com -- Techmailings.com offers one of the largest collection of technology mailing lists on the Internet with fifteen categories covering everything from cyber-culture to Internet marketing.

     techsightings.com -- Techsightings.com searches the Internet for technology sites and presents informative daily reviews of the best high-tech sites for IT professionals. Chosen sites include targeted information on topics such as hardware, software, programming and web building.

     internettrafficreport.com -- Internettrafficreport.com monitors the flow of Internet data around the world. Internettrafficreport.com analyzes the data and displays a value ranging from zero to 100 with higher values indicating faster, more reliable connections.

WINDOWS SITE

     slaughterhouse.com -- Slaughterhouse.com ranks and updates a wide variety of Windows software, including Internet applications, multimedia tools, utilities and games. Slaughterhouse.com also offers daily news updates and a "Product of the Day Review."

     By combining its open source, cross-platform and Windows web sites into the network, Andover.Net provides IT professionals with a leading online resource.

MARKETING AND SALES

Marketing

     Andover.Net employs a combination of online and offline advertising, sales promotion, trade shows, direct mail, public relations, syndicated content and events to promote the use of its network to the technical community, advertisers and vendors. Andover.Net currently places banner advertisements on over eight million pages online each month, usually on complementary programmer and developer sites. Andover.Net uses barter, content licensing and partnerships to extend its online presence to offline media including technical trade magazines and Internet marketing guides.

     Andover.Net's sales promotion includes seminars at major online media agencies and forums for presenting its Linux/open source marketing opportunities to major product vendors. Andover.Net focuses its trade show marketing on Linux-related shows, such as LinuxWorld, computer related shows such as COMDEX and online media planning conferences, such as @d:tech. Andover.Net announces and promotes major events and advertising opportunities to media planners and vendors through direct mail, as well as with advertising campaigns on the major online web-marketing sites. Andover.Net also promotes its network to over 150,000 users who subscribe to Andover Update, Autopsy Report and other online newsletters for free and to its 3 million visitors.

     Andover.Net uses online tools, including internettrafficreport.com, gifworks.com and htmlworks.com, to attract technology-oriented visitors. Andover.Net believes that this encourages long and repeat visits. These tools are also utilized in a variety of licensing and partnership programs to extend Andover.Net's promotional frequency and reach.

Sales

     The core of Andover.Net's online advertising business is a professional direct sales force that makes sales calls on computer product vendors and media planners at major agencies. Andover.Net has built and is expanding its nationwide direct sales force with representatives currently in San Francisco, New York, Los Angeles and Boston. As of March 31, 2000, its direct sales force had 18 members. Andover.Net's direct sales force is dedicated to increasing the sales of banner advertising, sponsorships, email newsletters, display advertisements and recruitment advertising. Andover.Net sells its advertising services primarily to high technology companies, consumer goods companies, independent software developers, advertising agencies, and high technology recruitment agencies.

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     Andover.Net's current offering of advertising products is shown below:

     - Display Advertisements -- Appear in the navigation bar on most Andover.Net web sites and combine visually appealing graphics with text. They are approximately two inches wide and six inches long and generally contain 100 words of copy and extend down the right hand side of our web pages. They can be rotated throughout the network to pages and web sites specified by advertisers just as a regular banner advertisement.

     - Large Banners -- Combine a display advertisement with a large top-of-page banner resulting in sixteen square inches filled with graphics and text in the top right hand corner of Andover.Net's web page.

     - Online Tools -- Allow advertisers to communicate directly to users of gifworks.com and htmlworks.com.

     - Sponsorships -- Include banners, display advertisements and logo/slogan design elements on targeted web sites, online tools, home pages and newsletters.

     Andover.Net believes that its advertisers can customize their advertising campaigns and deliver their message in a highly targeted fashion by choosing specific placements, or channels, on Andover.Net's network.

     Andover.Net believes that it enables advertisers to efficiently and effectively reach targeted Linux/open source programmers, developers, engineers, web site designers and managers, and other buyers of technical products and services.

Andover.Net's Advertisers

     Andover.Net's customers include high technology and consumer advertisers. Andover.Net's base of advertisers has been increasing and, for the quarter ended December 31, 1999, Andover.Net had over 107 advertisers on its network. These advertisers account for total revenues of $1,772,000, for the quarter ended December 31, 1999, which includes barter arrangements. Only one of Andover.Net's customers accounted for over 10% of total net revenues for the quarter ended December 31, 1999: IBM at 18.2%. Based on percentage of total net revenues, Andover.Net's five largest advertisers who accounted for 36.7% of Andover.Net's total net revenues for the quarter ended December 31, 1999, were IBM, Doubleday Books, Silicon Graphics, American Power Corp. and Sendmail.

SOFTWARE ENGINEERING AND DEVELOPMENT

     Andover.Net has invested, and intends to continue to invest, significant resources in product and technology development. Andover.Net focuses and modifies its product development efforts based on the needs of users and changes in the marketplace. Andover.Net's software development efforts are focused on four key areas.

     Advertisement and statistics systems. Andover.Net has created and continually enhances two software systems necessary for the efficient operation of its web sites: a banner advertisement system and a page traffic statistics system. Using an internally developed advertising system has allowed Andover.Net to create new advertising products, such as its large banner product, and to rapidly adjust to requests from advertising clients.

     Database generated web sites. All of Andover.Net's web sites are created and managed through centralized, online databases. This allows data entry operators working both in-house and off-site to enter new content and update existing content for Andover.Net's sites using password protected web forms. At regular intervals, a completely new copy of each web site is automatically generated from these databases using internally developed programs. These web pages are automatically uploaded to Andover.Net's web servers, providing Andover.Net's visitors with updated versions of each site. This database driven model of web site creation provides a higher level of efficiency than traditional publishing models, where large

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numbers of people are required to write each web page by hand. Therefore,
Andover.Net believes that it is able to provide a high level of content at minimal incremental cost with a much smaller staff.

     Online web applications Another component of Andover.Net's network is Andover.Net's online tools that are part of Andover.Net's mediabuilder.com site and include gifworks.com and htmlworks.com. These server-based applications are usable through any web browser, and provide a high level of functionality, without requiring the user to download or install any additional software. All of Andover.Net's online tools have been developed and are regularly enhanced internally.

     Technical integration of acquired web sites. Andover.Net continues to integrate new acquisitions into its network. All of Andover.Net's web sites are linked into Andover.Net's network. Acquired web sites are modified to utilize Andover.Net's statistics and advertising systems. Some acquired web sites are completely redesigned if necessary to increase their quality and performance.

     All of Andover.Net's software systems have been written in the C++ and Perl programming languages. These languages are commonly used for Internet applications and are understood and used by a wide number of software engineers.

     As of March 31, 2000, Andover.Net employed a development staff of 27 that included 18 software engineers, 6 web design professionals, and 3 network operations engineers. Andover.Net intends to increase its development staff significantly to accommodate the increased technical demands of acquisitions, new internal systems and additional e-Tools.

SYSTEM TECHNOLOGY AND DATA CENTER ARCHITECTURE

     Maintaining a high level of performance and reliability while accommodating rapid growth in visitors to Andover.Net web sites is a major focus of Andover.Net's network operations engineers. To that end, Andover.Net has developed expandable and fault-tolerant data center architecture for delivering content and advertisements on its web sites.

     Andover.Net's current data center is located on the East coast of the United States. Andover.Net intends to add three additional data centers using the same software and hardware architecture on the West coast of the United States, Europe and Asia. This multiple data center architecture will increase the fault tolerance of Andover.Net's network, and minimize the impact of localized interruptions of service on the Internet on the network.

     Andover.Net maintains and continually enhances a quality assurance process to monitor its servers, processes and network connectivity. This process involves both internal staff and external contractors who run regular system and security audits of Andover.Net's servers. Andover.Net currently runs automatic monitoring programs that immediately notify its network operations engineers by email and pager in the case of any current or potential interruptions in service.

INTELLECTUAL PROPERTY

     Andover.Net seeks to protect its intellectual property through a combination of license agreements, service mark, copyright, trade secret laws and other methods of restricting disclosure and transferring title. Andover.Net obtains the majority of its content under license agreements with publishers, through work for hire arrangements with third parties and from internal staff development. Andover.Net has no patents or patents pending for its current online services and does not anticipate that patents will become a significant part of its intellectual property in the foreseeable future. Where appropriate, Andover.Net also enters into confidentiality agreements with its employees, consultants, vendors and customers. Andover.Net generally seeks to control access to and distribution of its technology, documentation and other proprietary information. Andover.Net pursues the registration of its trademarks in the United States and internationally, and has submitted trademark registration applications for its Andover.Net, Slashdot, Slashdot Design, Freshmeat, News for Nerds. Stuff that Matters, Gifworks, Internet Traffic Report, ThinkGeek, and Brain Design trademarks. Content created or acquired by Andover.Net is protected by copyright. The proprietary software that Andover.Net uses to run its business is protected generally by
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restricting third party access, entering into confidentiality agreements with third parties who do have access and relying on copyright law.

COMPETITION

     Competition within the Internet is intense and is expected to increase significantly in the future. Specifically, the market is rapidly evolving and barriers to entry are low, enabling newcomers to launch competitive web sites at relatively low costs.

     Andover.Net believes that it competes on the basis of brand recognition, quality and quantity of content, product and resource selection, convenience and reliability. Andover.Net believes that it is differentiated from its competitors due to:

     - its focus on the open source operating system;

     - the fact that it is independent of a particular version of the open source operating systems; and

     - its vertical focus of providing content, community and commerce to technology professionals.

     Andover.Net competes for advertisers, merchants, users and strategic partners with:

     - web sites specifically targeting the open source communities;

     - web sites specializing in technology information;

     - Internet portals, search sites and content aggregators; and

     - traditional media content businesses such as newspapers, magazines, radio and television.

     Increased competition could result in advertising price reductions, reduced margins or loss of market share, any of which could harm Andover.Net's business. Competition is likely to increase significantly as new companies enter the market and current competitors expand their services. Many of Andover.Net's current and potential competitors have longer operating histories, larger customer bases, greater brand recognition and significantly greater financial, marketing and other resources than Andover.Net. These competitors may be able to respond more quickly to new or emerging technologies and changes in customer requirements and to devote greater resources to the development, promotion and sale of their products and services than Andover.Net.

     Additionally, Andover.Net's success is in large part dependant on the success of Linux, which is in competition with other operating systems. In the market for operating systems, Linux competes with a number of large and well-established companies that have significantly greater financial resources, larger development staffs and more extensive marketing and distribution capabilities. While Andover.Net does not directly compete with these companies, its future success may depend on the ability of Linux to effectively compete with these other more established operating systems.

EMPLOYEES

     As of March 31, 1999, Andover.Net had a total of 87 employees. Of the total employees, 27 were in engineering, 9 in content development, 31 in sales and marketing and 20 in general and administration. Andover.Net's future success will depend in part on its ability to attract, retain and motivate highly qualified technical and management personnel, for whom competition is intense. From time to time Andover.Net also employs independent contractors to support its professional services, product development, sales, marketing and business development organizations. Andover.Net's employees are not represented by any labor union and are not organized under a collective bargaining agreement, and Andover.Net has never experienced work stoppage. Andover.Net believes its relations with its employees are good.

PROPERTIES

     Andover.Net's headquarters are currently located in a leased facility in Acton, Massachusetts, consisting of 11,740 square feet under a five-year lease that will expire on April 30, 2004. The current annual rental expense under this lease is approximately $208,000. Andover.Net has an option to extend the term of this lease for another five years at the end of the initial five-year term. Andover.Net is amending its existing lease and leasing an additional 17,138 square feet, adjacent to its existing leased location, effective April 1, 2000. The annual rental for the combined 28,878 square feet will be approximately $527,000 per year. This amended lease will expire on April 30, 2004.

LEGAL PROCEEDINGS

     From time to time, Andover.Net is subject to legal proceedings and claims in the ordinary course of business. Andover.Net is not currently involved in any legal proceedings that it believes could have, either individually or in the aggregate, a material adverse effect on its business or financial condition.

              SELECTED CONSOLIDATED FINANCIAL DATA OF ANDOVER.NET

     The selected financial data of Andover.Net set forth below as of September 30, 1998 and 1999 and December 31, 1999 and for each of the years ended September 30, 1997, 1998 and 1999 and the three months ended December 31, 1999 are derived from financial statements of Andover.Net audited by Arthur Andersen LLP, independent public accountants, which are included elsewhere in this proxy statement/prospectus. The selected financial data as of September 30, 1996 and 1997, and for the year ended September 30, 1996 are derived from audited financial statements of Andover.Net which are not included in this prospectus. The selected financial data as of December 31, 1998 and for the three months then ended are derived from unaudited financial statements of Andover.Net included elsewhere in this proxy statement/prospectus. The selected financial data as of September 30, 1995 and the year then ended are derived from unaudited financial statements of Andover.Net which are not included in this proxy statement/prospectus. All unaudited data includes, in the opinion of Andover.Net, all adjustments (consisting only of normal recurring adjustments) that are necessary for a fair presentation of its financial position and the results of its operations for those periods. The data should be read in conjunction with the Financial Statements and the Notes thereto and with Management's Discussion and Analysis of Financial Condition and Results of Operations appearing elsewhere in this proxy statement/prospectus.

                                                                                             THREE MONTHS ENDED
                                                      YEARS ENDED SEPTEMBER 30,                 DECEMBER 31,
                                             -------------------------------------------   ----------------------
                                              1995     1996     1997     1998     1999        1998         1999
                                             ------   ------   ------   ------   -------   -----------   --------
                                                                                           (UNAUDITED)
                                                                                           -----------
STATEMENTS OF OPERATIONS DATA:
Revenues:
  Advertising..............................  $   --   $   --   $  469   $1,290   $ 2,021     $  373      $  1,772
  E-commerce...............................      --       --       --       --       100         --           285
  Software products........................     989      316      272       --        --         --            --
                                             ------   ------   ------   ------   -------     ------      --------
    Total revenues.........................     989      316      741    1,290     2,121        373         2,057
COST OF REVENUES:
  Editorial content and related............      --       --      136      327       731        107           355
  E-commerce...............................      --       --       --       --         2         --           126
  Software products........................     376       29      167       --        --         --            --
                                             ------   ------   ------   ------   -------     ------      --------
    Total cost of revenues.................     376       29      303      327       733        107           481
                                             ------   ------   ------   ------   -------     ------      --------
Gross profit...............................     613      287      438      963     1,388        266         1,576
OPERATING EXPENSES:
  Sales and marketing......................     301      339      496      744     1,952        213         1,283
  General and administrative...............     311      521      338      360     1,480        145           949
  Research and development.................      --       --      194      304       770        127           323
  Amortization of deferred compensation....      --       --       --       --     1,023        577         1,154
  Amortization of intangible assets........      --       --       --       --       405         --           424
  Compensation related to acquisitions.....      --       --       --       --       813         --         1,217
                                             ------   ------   ------   ------   -------     ------      --------
    Total operating expenses...............     612      860    1,028    1,408     6,443      1,062         5,350
                                             ------   ------   ------   ------   -------     ------      --------
Loss from operations.......................       1     (573)    (590)    (445)   (5,055)      (796)       (3,774)
Interest income............................                3        1       20        88         12           309
Interest expense...........................     (35)     (84)     (75)     (49)     (466)        --       (12,255)
                                             ------   ------   ------   ------   -------     ------      --------
Net loss...................................  $  (34)  $ (654)  $ (664)  $ (474)  $(5,433)    $ (784)     $(15,720)
                                             ======   ======   ======   ======   =======     ======      ========
Accrued dividends on redeemable preferred
  stock....................................      --       --       41      134       354         45           260
                                             ------   ------   ------   ------   -------     ------      --------
Net loss attributable to common
  stockholders.............................  $  (34)  $ (654)  $ (705)  $ (608)  $(5,787)    $ (829)     $(15,980)
                                             ======   ======   ======   ======   =======     ======      ========
Net loss per share attributable to common
  stockholders.............................  $(1.70)  $(0.38)  $(0.29)  $(0.12)  $ (0.78)    $(0.14)     $  (1.61)
                                             ======   ======   ======   ======   =======     ======      ========
Basic and diluted weighted average shares
  outstanding..............................      20    1,763    2,468    5,110     7,419      5,960         9,923
                                             ======   ======   ======   ======   =======     ======      ========

                                                          SEPTEMBER 30,                          DECEMBER 31,
                                         ------------------------------------------------   ----------------------
                                            1995        1996     1997     1998     1999        1998         1999
BALANCE SHEET DATA:                      -----------   ------   ------   ------   -------   -----------   --------
                                         (UNAUDITED)                                        (UNAUDITED)
Cash and cash equivalents..............    $    2      $  128   $  837   $  196   $ 9,871     $2,676      $ 78,409
Working capital........................       (72)        155      710      230     8,014      2,076        78,241
Total assets...........................       142         404    1,099      533    14,440      3,033        84,417
Long-term obligations, less current
  portion..............................        --          51       --       --       762         --            --
Redeemable preferred stock.............        --         988    2,228    2,362     4,800      4,459            --
Redeemable convertible preferred
  stock................................        --          --       --       --    12,669         --            --
Stockholders' equity (deficit).........       (64)       (870)  (1,503)  (2,109)   (6,313)    (1,742)       81,842

             ANDOVER.NET'S MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis should be read in conjunction with "Selected Consolidated Financial Data of Andover.Net" and Andover.Net's financial statements and related notes included elsewhere in this proxy statement/prospectus. This discussion contains forward-looking statements that involve risks and uncertainties. Andover.Net's actual results could differ materially from those anticipated in the forward-looking statements as a result of certain factors including the risks discussed in "Risk Factors" and elsewhere in this proxy statement/prospectus.

OVERVIEW

     Andover.Net operates a network of web sites that provides an independent, unbiased source for content, community and commerce for the Linux and, more generally, open source communities. Andover.Net provides products, online tools, news and other services for programmers, software developers, web site designers, technology managers and corporate buyers.

     Andover.Net was incorporated in Massachusetts in 1992 as Andover Advanced Technologies, Inc. In September 1999, Andover Advanced Technologies, Inc. was merged into its wholly owned subsidiary, Andover.Net, Inc., a Delaware corporation, and changed its fiscal year end from September 30 to December 31.

     Prior to fiscal 1996, Andover.Net was a software publisher of multimedia and web authoring tools. Andover.Net derived revenues from licensing, developing, marketing and distributing packaged multimedia software, primarily to large distributors and retailers. In fiscal 1996, Andover.Net launched its first web site, davecentral.com. During fiscal 1997, Andover.Net transitioned from a software publisher to a web site publisher. Since March 1997, all of Andover.Net's activities have been focused on expanding Andover.Net's Internet business.

     Andover.Net currently generates revenue from advertisements on its network of web sites and from e-commerce. Advertising revenues of $1,325,000 represented 64.4% of total net revenues during the quarter ended December 31, 1999. For the quarter ended December 31, 1998, advertising revenues were $337,000 or 90.3% of total net revenues. Andover.Net recognizes advertising revenue in the period that the advertising is displayed, provided that Andover.Net deems the collectibility of the resulting receivable as probable. Andover.Net sells advertising through its nationwide direct sales force.

     Andover.Net enters into barter transactions with other web sites in order to increase traffic to its network of web sites and to strengthen the Andover.Net brand. A barter transaction is the exchange by Andover.Net of advertising space on its web sites for reciprocal advertising space on the web sites of others. Andover.Net records revenues only on the portion of its barter transactions for which it is able to determine fair value and for which the advertiser has the financial ability to pay cash. To make the determination of whether the advertiser could pay cash, Andover.Net reviews the current liquidity of the advertiser based on recent public disclosures. Only advertisers with exceptional liquidity positions are considered when recognizing barter revenue. Andover.Net records revenue from these barter transactions, and the corresponding advertising expense, based upon the fair market value of the advertising space exchanged. Revenues from barter transactions, representing advertising space given, is recognized as income when advertisements are delivered on Andover.Net's network. Barter expense, representing advertising space received, is recognized when Andover.Net's advertisements are run on other companies' web sites, which is the same period when the related barter revenue is recognized. For the quarter ended December 31, 1999, Andover.Net recognized $447,000 in barter revenue, which represented 21.7% of total net revenues, and $447,000 in barter expense, which represented 8.4% of total operating expenses. Andover.Net recognized $36,000 in barter revenues, which represented 9.7% of total net revenues and $36,000 in barter expenses, which represented 3.4% of total operating expenses, for the quarter ended December 31, 1998.

     E-commerce revenues related to the online sale of compact discs of animated graphics and subscriptions to Andover.Net's animations archives online at mediabuilder.com. Linux and open source related gifts, books and paraphernalia are sold on thinkgeek.com. E-commerce revenues of $285,000 represented 13.9% of net revenues for the quarter ended December 31, 1999. No e-commerce revenues were recognized for the quarter ended December 31, 1998. Revenue from e-commerce products and the online sale of compact discs of animated graphics, for which no technical support is provided, are generally recognized upon shipment of the products, net of estimated returns. Andover.Net intends to increase e-commerce revenues by adding additional merchandise to its e-commerce sites and through additional acquisitions.

     Andover.Net has incurred significant losses since its inception. As of December 31, 1999, Andover.Net had an accumulated deficit of $24.1 million and tax net operating loss carryforwards that may be used to offset future taxable income, if any, in the amount of $17.7 million. Andover.Net anticipates incurring additional expenses to increase its product development and sales and marketing efforts, to pursue additional strategic acquisitions and to support the growth of the organization. As a result, Andover.Net believes that it will incur additional losses in the foreseeable future.

RECENT DEVELOPMENTS

     Acquisition by VA Linux Systems. On February 2, 2000, Andover.Net entered into a reorganization agreement, which was amended an April 26, 2000 with VA Linux, pursuant to which VA Linux agreed to acquire all common shares of Andover.Net (the "Transaction"). In connection with the Transaction, each share of Andover.Net common stock will be exchanged for 0.425 of a share of VA Linux common stock. The Transaction is subject to approval by the stockholders of Andover.Net and customary closing conditions. See "The Reorganization Agreement."

     On December 8, 1999, Andover.Net completed its initial public offering ("Offering") of 4,600,000 shares of its common stock, including 600,000 shares issued in connection with the underwriter's overallotment option on the date of the Offering. The shares were offered to the public at a price of $18 per share. The proceeds from the Offering, net of offering expenses and the $1.17 per share underwriting discount, were approximately $77,418,000. Concurrent with the Offering, all of the Series A Redeemable Preferred Stock was redeemed for $4,874,000.

     Sale of Series B Convertible Preferred Stock. Andover.Net issued 600,568 shares of Series B convertible preferred stock on September 15, 1999. Of these shares, 480,354 shares were issued and sold for consideration of $10.1 million and 120,214 shares were issued to holders of convertible notes in consideration for the conversion of approximately $2.1 million of principal and interest. All of the Series B Redeemable Convertible Preferred Stock were converted into 3,017,134 shares of common stock on the date of the Offering. This conversion resulted in an interest charge of $12.2 million caused by the beneficial conversion of the Series B preferred shares.

ACQUISITIONS AND LICENSING AGREEMENTS

     Acquisition of Slashdot.org. In June 1999, Andover.Net acquired substantially all of the assets and assumed certain liabilities relating to the slashdot.org web site from BlockStackers, Inc. for $1,500,000 in cash. The purchase agreement also contains additional cash payments and common stock consideration contingent upon certain future events. Maximum future cash payments are $3,500,000 payable over the next two years contingent on two key employees' continued employment. Maximum future stock consideration of $7,000,000 is payable over two years. The number of shares paid is calculated based on the price per share in the Offering and is contingent upon the continued employment of two key employees and other performance milestones relating to the web site.

     - 55,555 shares issuable seven months after December 8, 1999;

     - 37,037 shares issuable 12 months after December 8, 1999;

     - 74,074 shares issuable 12 months after December 8, 1999 provided that the milestones in the agreement have been met;

     - 37,037 shares issuable 24 months after December 8, 1999; and

     - 74,074 shares issuable 24 months after December 8, 1999 provided that the milestones in the agreement have been met.

     Acquisition of the Animation Factory. In June 1999, Andover.Net acquired substantially all of the assets and assumed certain liabilities of Eclipse Digital Imaging, Inc., including the graphical and artistic web site known as the Animation Factory for $1,500,000 in cash, of which $250,000 was paid on the closing of the acquisition and $1,250,000 is payable in 15 equal monthly installments beginning in October 1999. The purchase agreement also contains stock consideration of $600,000 payable over two years contingent upon continued employment of the two principals of Eclipse and other milestones relating to the creation of new animation images. Any stock consideration given, when the contingencies are resolved, will be accounted for as compensation expense over the period earned, as they are directly related to the continued employment and performance of these two key employees. The number of shares paid is calculated based on the price per share offered in the Offering.

     - 11,111 shares issuable 12 months after December 8, 1999; and

     - 11,111 shares issuable 24 months after December 8, 1999.

     Acquisition of Freshmeat.net. In August 1999, Andover.Net acquired substantially all of the assets and assumed the liabilities relating to the Freshmeat.net web site for $367,000 of cash at the closing and guaranteed future payments aggregating $300,000 payable monthly through November 2000. Future stock consideration of $333,000 will be paid over the term of a service contract with the selling stockholder.

     - 6,172 shares issuable 12 months after December 8, 1999; and

     - 6,172 shares issuable 24 months after December 8, 1999.

     Acquisition of ThinkGeek.com. In October 1999, Andover.Net acquired all of the assets relating to the web site known as thinkgeek.com from ThinkGeek, LLC for $200,000 cash paid at the closing and $200,000 payable in eight equal quarterly contingent installments beginning in January 2000. These payments are contingent on the continued employment of the key employees of thinkgeek.com and are not considered part of the purchase price.

     Lycos, Inc. Licensing Agreement. In October 1999, Andover.Net entered into a licensing agreement with Lycos, Inc. to release Gifworks 3.0, an online software application, on tripod.com. The agreement enables Andover.Net to provide online tools for the angelfire.com and the tripod.com community web sites in exchange for a monthly fee and a percentage of the advertising revenue earned on the licensed web pages.

     Acquisition of QuestionExchange, Inc. On February 7, 2000, Andover.Net entered into a stock purchase agreement to acquire all outstanding shares of QuestionExchange, Inc. for $12,500,000 in Andover.Net common stock and cash. The purchase price consists of $8,170,000 in common stock valued at $32 per share and cash. Additional cash payments of approximately $1,750,000 will be paid over the next three years. Additionally, there are contingent stock payments totaling $2,500,000 based on meeting certain financial targets. Additional contingent payments of $80,000 will be payable over two years contingent on the continued employment of certain sellers.

AMORTIZATION OF DEFERRED STOCK-BASED COMPENSATION

     In the quarter ended December 31, 1999, Andover.Net recorded deferred stock-based compensation of $279,000 in connection with stock option grants of 75,000 shares, which represents the aggregate difference between the exercise price and the fair market value of the common stock, as determined for accounting purposes. Andover.Net is amortizing deferred compensation over the vesting period of the underlying stock options. These vesting periods range up to four years. The amortization of deferred stock-based compensation was $1.2 million for the quarter ended December 31, 1999.

NET OPERATING LOSS CARRYFORWARDS

     As of December 31, 1999, Andover.Net had net operating loss carryforwards of $17.7 million. Net operating loss carryforwards can be used to offset taxable income in future periods. The net operating loss carryforwards will expire at various dates through 2019, if not utilized. The Tax Reform Act of 1986 imposes substantial restrictions on the utilization of net operating loss carryforwards in the event of an "ownership change" of a corporation. Andover.Net's ability to utilize net operating loss and tax credit carryforwards on an annual basis would be limited as a result of an "ownership change" as defined by Section 382 of the Internal Revenue Code. Andover.Net has completed several financings since inception and believes that it has incurred ownership changes. Andover.Net does not believes the ownership changes to date will have a material impact on its ability to utilize its net operating loss and tax credit carryforwards. There can be no assurance that Andover.Net's future acquisitions, if any, will not result in an ownership change that would limit its ability to utilize its net operating losses and tax credit carryforwards.

RESULTS OF OPERATIONS

     The following table sets forth certain statements of operations data as a percentage of revenues for the periods indicated:

                                                                                                       THREE MONTHS
                                                                                                           ENDED
                                                            YEAR ENDED SEPTEMBER 30,                   DECEMBER 31,
                                                 -----------------------------------------------     -----------------
                                                 1995       1996      1997      1998       1999       1998       1999
                                                 -----     ------     -----     -----     ------     ------     ------
                                                                     (AS A PERCENTAGE OF REVENUES)
STATEMENTS OF OPERATIONS DATA:
Revenues.......................................  100.0%     100.0%    100.0%    100.0%     100.0%     100.0%     100.0%
Cost of revenues...............................   38.0        9.2      40.9      25.3       34.6       28.7       23.4
                                                 -----     ------     -----     -----     ------     ------     ------
Gross profit...................................   62.0       90.8      59.1      74.7       65.4       71.3       76.6
Operating expenses:
  Sales and marketing..........................   30.4      107.3      66.9      57.7       92.0       57.1       62.4
  General and administrative...................   31.4      164.9      45.6      27.9       69.8       38.9       46.1
  Research and development.....................     --         --      26.2      23.6       36.3       34.0       15.7
  Amortization of deferred compensation........     --         --        --        --       48.2      154.6       56.1
  Amortization of intangible assets............     --         --        --        --       19.1         --       20.6
  Compensation related to acquisitions.........     --         --        --        --       38.3         --       59.2
                                                 -----     ------     -----     -----     ------     ------     ------
  Total operating expenses.....................   61.8      272.2     138.7     109.2      303.7      284.7      260.1
                                                 -----     ------     -----     -----     ------     ------     ------
Loss from operations...........................    0.2     (181.4)    (79.6)    (34.5)     238.3     (213.4)    (183.5)
Interest income................................     --        0.9       0.1       1.6        4.1        3.2       15.0
Interest expense...............................   (3.5)     (26.6)    (10.1)     (3.8)     (22.0)        --      595.8
                                                 -----     ------     -----     -----     ------     ------     ------
Net loss.......................................   (3.3)%   (207.1)%   (89.6)%   (36.7)%   (256.2)%   (210.2)%   (764.2)%
                                                 =====     ======     =====     =====     ======     ======     ======

QUARTERS ENDED DECEMBER 31, 1998 AND 1999

     Revenues. Substantially all of the total net revenues for the quarter ended December 31, 1998 and the quarter ended December 31, 1999 were from advertisements on Andover.Net's network of web sites. In the quarter ended December 31, 1999, Andover.Net's total net revenues also included $285,000 of e-commerce revenue. There was no e-commerce revenue in the quarter ended December 31, 1998. Total net revenues increased 451.5% from $373,000 in the quarter ended December 31, 1998 to $2.1 million in the quarter ended December 31, 1999. The increase was primarily due to an increase in banner advertising and sponsorships on Andover.Net's network of web sites, the advertising revenue attributed to the acquisition of the Animation Factory and the e-commerce revenue. Barter advertising was $36,000 or 9.7% of total net revenues in the quarter ended December 31, 1998, as compared to $447,000 or 21.7% of revenues in the quarter ended December 31, 1999.

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

     Cost of Revenues. Cost of revenues primarily consists of expenses associated with editorial content, communications infrastructure, and web site hosting. Cost of revenues increased from $107,000, or 28.7% of revenues, in the quarter ended December 31, 1998 to $481,000, or 23.4% of revenues, in the quarter ended December 31, 1999. The increase in cost of revenues reflects additional operations personnel and expenses for freelance contributors for editorial content, as well as higher costs for hosting Andover.Net's network of web sites, which includes expenses for Andover.Net's server leases. Andover.Net anticipates that cost of revenues will continue to increase in absolute dollars as Andover.Net continues to enhance its content offerings and services and expand the number of data centers hosting its web sites. The cost of revenues will also continue to increase as Andover.Net expands its e-commerce merchandise.

     Sales and Marketing Expenses. Sales and marketing expenses primarily consist of advertising and promotional expenditures and payroll, sales commissions and related expenses for personnel engaged in sales and marketing activities. Sales and marketing expenses increased from $177,000, or 47.5% of revenues, in the quarter ended December 31, 1998 to $836,000, or 40.6% of revenues, in the quarter ended December 31, 1999. The increase in expenses relates to added sales personnel and an increase in advertising and promotional expenses. Andover.Net anticipates its sales and marketing expenses will substantially increase in the future as it continues to expand its direct sales force and invest in advertising and promotions to strengthen the Andover.Net brand.

     General and Administrative Expenses. General and administrative expenses primarily consist of payroll and related costs of management and administrative personnel, as well as professional fees and facility costs. General and administrative expenses increased from $145,000, or 38.9% of revenues, in the quarter ended December 31, 1998 to $949,000, or 46.1% of revenues, in the quarter ended December 31, 1999. The increase in expenses largely reflects the hiring of additional management and administrative personnel. Andover.Net anticipates that its general and administrative expenses will continue to increase in absolute dollars as it continues to hire additional personnel.

     Research and Development Expenses. Research and development expenses primarily consist of payroll and related costs for developing Andover.Net's web sites, including internal banner advertising and page statistic systems, as well as developing Andover.Net's online tools, free software products that help Andover.Net web site visitors build their own web sites. Research and development expenses increased from $127,000, or 34.0% of revenues, in the quarter ended December 31, 1998 to $323,000, or 15.7% of revenues, in the quarter ended December 31,1999. The increase in research and development expenses largely reflects additions to Andover.Net's research and development staff of direct and contract personnel increasing headcount from 19 to 24. Andover.Net anticipates that these expenses will increase significantly as it continues to expand its technical staff to handle the integration of future acquisitions and development of new systems and online tools.

     Barter Advertising Expenses. For the quarter ended December 31, 1998, there were non-cash advertising costs of $36,000, or 9.7% of revenues, from barter transactions as compared to $447,000, or 21.7% of revenues, in the quarter ended December 31, 1999.

     Amortization of Deferred Stock-Based Compensation. Amortization expense of deferred stock-based compensation represents the vested portion of stock options that were granted to certain employees at exercise prices below the estimated fair value. Amortization expense for the quarter ended December 31, 1998 was $577,000 as compared to $1,154,000 in the quarter ended December 31, 1999.

     Amortization of Intangible Assets. Amortization expense of intangible assets relates to the intangible assets of acquisitions. These intangible assets include goodwill, covenants not to compete, trademarks and animation libraries. There was no amortization expense for the quarter ended December 31, 1998 as compared to $424,000 in the quarter ended December 31, 1999.

     Compensation Expense Related to Acquisitions. Compensation expense related to acquisitions consists of the cash and stock payments related to acquisitions that are contingent solely on the continued employment of certain key employees of those acquisitions. These payments are considered by Andover.Net for accounting purposes to be compensation for services performed by these key individuals.

There was no expense for the quarter ended December 31, 1998 as compared to $1,217,000 for the quarter ended December 31, 1999.

     Interest Income and Expense. Interest income increased from $12,000 in the quarter ended December 31, 1998, to $309,000 in the quarter ended December 31, 1999. The increase in interest income reflects the higher average cash balances resulting from the Offering during the quarter ended December 31, 1999. There was no interest expense in the quarter ended December 31, 1998 as compared to $12.3 million in the quarter ended December 31, 1999. This increase is primarily attributable to the interest charge relating to the beneficial conversion of Series B redeemable convertible preferred stock into common stock in connection with the Offering.

     Provision for Income Taxes. Andover.Net had no provision for income taxes for the quarters ended December 31, 1998 and 1999 because it incurred losses during these periods.

FISCAL YEARS ENDED SEPTEMBER 30, 1998 AND 1999

     Revenues. Substantially all of the revenues for the year ended September 30, 1998 and year ended September 30, 1999 were from advertisements on Andover.Net network of web sites. In fiscal 1999, Andover.Net's revenues also included $100,000 of software product revenues related to the online sale of compact discs of animated graphics. Revenues increased 61.5% from $1.3 million in the year ended September 30, 1998 to $2.1 million in the year ended September 30, 1999. The increase was primarily due to an increase in banner advertising and sponsorships on Andover.Net's network of web sites and the advertising revenue attributed to the acquisitions of slashdot.org, the Animation Factory and freshmeat.net. There were no barter revenues in the year ended September 30, 1998. In the year ended September 30, 1999, revenues from barter transactions were $570,000, or 26.9% of revenues.

     Cost of Revenues. Cost of revenues primarily consists of expenses associated with editorial content, communications infrastructure, and web site hosting. Andover.Net's web site hosting expenses include expenses associated with Andover.Net's ownership of two servers, Andover.Net's lease of 17 servers and media fees. Cost of revenues increased from $327,000, or 25.3% of revenues, in the year ended September 30, 1998 to $733,000, or 34.6% of revenues, in the year ended September 30, 1999. The increase in cost of revenues reflects additional operations personnel and expenses for freelance contributors for editorial content, as well as higher costs for hosting Andover.Net's network of web sites which includes expenses for Andover.Net's server leases. Andover.Net anticipates that cost of revenues will continue to increase in absolute dollars as Andover.Net continues to enhance its content offerings and services and expand the number of data centers hosting its web sites.

     Sales and Marketing Expenses. Sales and marketing expenses primarily consist of advertising and promotional expenditures and payroll, sales commissions and related expenses for personnel engaged in sales and marketing activities. Sales and marketing expenses increased from $744,000, or 57.7% of revenues, in the year ended September 30, 1998 to $2.0 million, or 92.0% of revenues, in the year ended September 30, 1999. The increase in expenses relates to added sales personnel and an increase in advertising and promotional expenses. In January 1999, Andover.Net began to transition to a direct sales force. Previously, Andover.Net had relied primarily on a limited number of independent, non-exclusive sales representatives to sell its advertising. Between January and September of 1999, Andover.Net expanded its direct sales personnel from three to 15. In addition to the increase in sales personnel, Andover.Net substantially increased its advertising and promotional expenditures in the year ended September 30, 1999. Andover.Net anticipates its sales and marketing expenses will substantially increase in the future as it continues to expand its direct sales force and invest in advertising and promotions to strengthen the Andover.Net brand.

     General and Administrative Expenses. General and administrative expenses primarily consist of payroll and related costs of management and administrative personnel, as well as professional fees and facility costs. General and administrative expenses increased from $360,000, or 27.9% of revenues, in the year ended September 30, 1998 to $1.5 million, or 69.8% of revenues, in the year ended September 30, 1999. The increase in expenses largely reflects the hiring of additional management and administrative
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

personnel increasing Andover.Net's headcount from one to nine, employee recruiting costs and an increase in facility costs due to Andover.Net's move to larger, leased office space in May 1999. Andover.Net anticipates that its general and administrative expenses will continue to increase in absolute dollars as Andover.Net plans on hiring additional personnel and will incur costs associated with being a public company, including directors' and officers' liability insurance and higher professional service fees.

     Research and Development Expenses. Research and development expenses primarily consist of payroll and related costs for developing Andover.Net's web sites, including internal banner advertising and page statistic systems, as well as developing Andover.Net's e-Tools, free software products that help Andover.Net web site visitors build their own web sites. Research and development expenses increased from $304,000, or 23.6% of revenues, in the year ended September 30, 1998 to $800,000, or 36.3% of revenues, in the year ended September 30, 1999. The increase in research and development expenses largely reflects additions to Andover.Net's research and development staff of direct and contract personnel increasing Andover.Net's headcount from six to 19. Andover.Net anticipates that these expenses will increase significantly as it continues to expand its technical staff to handle the integration of future acquisitions and development of new internal systems and e-Tools.

     Barter Advertising Expenses. For the year ended September 30, 1999, there were non-cash advertising costs of $570,000, or 26.9% of revenues, from barter transactions. There were no barter advertising costs in the year ended September 30, 1998.

     Amortization of Deferred Compensation -- Amortization expense of deferred compensation represents the vested portion of stock options which were granted to certain employees at exercise prices below the estimated fair value.

     Amortization of Intangible Assets -- Amortization expense of intangible assets relates to the intangible assets acquired of slashdot.org, the Animation Factory and freshmeat.net. This amortization was $405,000, or 19.1% of revenues, for the year ended September 30, 1999 and was recorded in the fourth quarter of the fiscal year as the acquisitions were consummated on or after June 30, 1999.

     Compensation Related to Acquisitions -- Compensation related to acquisitions consists of the cash and stock payments related to the slashdot.org, the Animation Factory and freshmeat.net acquisitions that are contingent solely on the continued employment of key employees of those acquisitions. These payments are considered by Andover.Net for accounting purposes to be compensation for services performed by these key individuals. This compensation was $813,000, or 38.3% of revenues, for the year ended September 30, 1999 and was recorded in the fourth quarter of the fiscal year as the service provided related solely to the post-acquisition period.

     Interest Income and Expense. Interest income increased from $20,000 in the year ended September 30, 1998 to $88,000 in the year ended September 30, 1999. The increase in interest income reflects the higher average cash balances resulting from the private sale of equity securities during the year ended September 30, 1999. Interest expense increased from $49,000 in the year ended September 30, 1998 to $466,000 in the year ended September 30, 1999. Net interest expense increased from $29,000 for the year ended September 30, 1998 to $378,000 for the year ended September 30, 1999. This increase is primarily attributable to the interest charge relating to the beneficial conversion of notes payable into Series B redeemable convertible preferred stock.

     Provision for Income Taxes. Andover.Net had no provision for income taxes for the year ended September 30, 1998 and 1999 because Andover.Net incurred losses during these periods.

FISCAL YEARS ENDED SEPTEMBER 30, 1997 AND 1998

     Revenues. Revenues increased 74.1% from $741,000 in the fiscal year ended September 30, 1997 to $1.3 million in the fiscal year ended September 30, 1998. In fiscal 1997, Andover.Net transitioned its business activities from software publishing to web site publishing. Revenues derived from sales of packaged goods software products in fiscal 1997 were $272,000 and initial advertising revenues on its web sites were $469,000. In fiscal 1998, substantially all of Andover.Net's revenues of $1.3 million represent
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

advertising on Andover.Net's network of web sites. The increase in advertising revenues in fiscal 1998 was a result of increased sales of banner advertising and sponsorships from Andover.Net's expanding base of customers.

     Cost of Revenues. Cost of revenues increased from $303,000, or 40.9% of revenues, in the fiscal year ended September 30, 1997 to $327,000, or 25.3% of revenues, in the fiscal year ended September 30, 1998. In fiscal 1997, costs of advertising revenues were $136,000, or 29.0% of advertising revenues, and costs of software publishing revenues were $167,000, or 61.4% of software publishing revenues. In fiscal 1998, costs of revenues related entirely to advertising revenues. The lower costs of advertising revenues, as a percentage of advertising revenues, in fiscal 1998 was due to lower proportionate fixed costs on the higher year-to-year revenues.

     Sales and Marketing Expenses. Sales and marketing expenses increased from $496,000, or 66.9% of revenues, in the fiscal year ended September 30, 1997 to $744,000, or 57.7% of revenues, in the fiscal year ended September 30, 1998. The increase in absolute dollars in sales and marketing expenses relates primarily to higher variable sales commissions on the year-to-year increases in revenues. During fiscal 1997 and 1998, Andover.Net primarily relied on independent, non-exclusive sales representatives to sell its advertising. During this period, Andover.Net increased its sales and marketing staff from two to three persons.

     General and Administrative Expenses. General and administrative expenses increased from $338,000, or 45.6% of revenues, in the fiscal year ended September 30, 1997 to $360,000, or 27.9% of revenues, in the fiscal year ended September 30, 1998. The increase in general and administrative expenses, in absolute dollars, relates primarily to administrative support from contract employees and other non-payroll administrative costs. For this period, Andover.Net's headcount decreased from two for the year ended September 30, 1997 to one for the year ended September 30,1998.

     Research and Development Expenses. Research and development expenses increased from $194,000, or 26.2% of revenues, in the fiscal year ended September 30, 1997 to $304,000, or 23.6% of revenues, in the fiscal year ended September 30, 1998. The increase in research and development expenses, in absolute dollars, relates primarily to personnel additions to Andover.Net's development staff which increased headcount from four to six.

     Interest Income and Expense. Interest income increased from $1,000 in the year ended September 30, 1997 to $20,000 in the fiscal year ended September 30, 1998. Interest expense decreased from $75,000 in the fiscal year ended September 30, 1997 to $49,000 in the fiscal year ended September 30, 1998. Net interest expense decreased from $74,000 for the year ended September 30, 1999 to $29,000 for the year ended September 30, 1998. The increase in interest income in fiscal 1998 over fiscal 1997 relates to higher average cash balances during fiscal 1998. The interest expense over this two-year period relates to a secured loan Andover.Net received from two of its stockholders in fiscal 1993. This loan was repaid in early fiscal 1998.

     Provision for Income Taxes. Andover.Net had no provision for income taxes for fiscal years ended September 30, 1997 or 1998 because Andover.Net incurred losses during these periods.

LIQUIDITY AND CAPITAL RESOURCES

     Since inception, Andover.Net has funded operations primarily through the private sales of common and preferred stock and short-term loans, which are convertible into equity securities, together with cash flow from operations. As of December 31, 1999, it had $78.4 million in cash and cash equivalents, total current assets of $80.8 million and working capital of $78.2 million. Andover.Net completed an initial public offering of its common stock on December 8, 1999. Andover.Net received proceeds of $77.4 million from the issuance of 4.6 million shares of its common stock. In September 1999, Andover.Net issued 600,568 shares of Series B convertible preferred stock. Andover.Net received proceeds of $10.1 million from the issuance of the 480,354 shares of Series B convertible preferred stock to a new investor. In addition, Andover.Net issued 120,214 shares of Series B convertible preferred stock upon conversion of

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

approximately $2.1 million of principal and interest under convertible notes that were issued to existing shareholders in June 1999.

     Net cash used in operating activities was $2.5 million in fiscal 1999 and $2.0 million for the quarter ended December 31, 1999. The net cash used in operating activities for all of these periods was primarily a result of Andover.Net's operating losses before non-cash expenses.

     Cash used for additions to property and equipment was $242,000 in fiscal 1999, and $268,000 for the quarter ended December 31, 1999. For the year ended September 30, 1999 and the quarter ended December 31, 1999, the additions to property and equipment consisted of leasehold improvements, furniture and office equipment for Andover.Net's new leased office space, as well as computer equipment necessary to support personnel additions.

     In June 1999, Andover.Net paid $1.75 million in cash at closing for Andover.Net's acquisitions of slashdot.org ($1.5 million) and the Animation Factory ($250,000). Under the terms of the slashdot.org acquisition, there are additional contingent cash payments of up to $1.5 million in January 2000, $1.0 million in June 2000 and $1.0 million in June 2001. The amount of each of these cash payments is dependent on the continued employment of two key employees of slashdot.org. In addition, the acquisition price of slashdot.org includes the issuance of $2.0 million of stock at the time of the Offering valued at the Offering price and contingent payments of up to an additional $5.0 million of stock valued at the Offering price and payable in installments over a two-year period, following the Offering. The payment of this stock consideration is contingent upon the continued employment of the key employees of slashdot.org and the achievement of certain performance milestones relating to traffic on the web site over the two-year period. Under the terms of the Animation Factory acquisition, there are additional cash payments totaling $1.25 million, payable in 15 equal monthly installments beginning October 1999. The remaining payable of $1.0 million at December 31, 1999 is reflected in current liabilities less imputed interest at $953,000. In addition, the acquisition price of the Animation Factory includes the issuance of $200,000 of stock at the time of the Offering valued at the Offering price and contingent payments of up to an additional $400,000 of stock valued at the Offering price and payable in installments over a two-year period. The payment of this stock consideration is contingent upon the continued employment of the two key employees of the Animation Factory and the achievement of certain performance milestones relating to sales and traffic on the web site over the two-year period.

     Andover.Net had net intangible assets of $3.0 million, consisting primarily of goodwill, as of December 31, 1999 relating to the acquisitions of slashdot.org and the Animation Factory. The purchase price for these acquisitions represents the up-front cash payment for both acquisitions, as well as the installment cash payments due under the Animation Factory acquisition. Goodwill is being amortized over a two-year period on a straight-line basis. Other intangible assets are being amortized over two and five year periods on a straight-line basis. The future contingent cash payments under the slashdot.org acquisition, as well as the future contingent stock payments under both acquisitions that are directly based on continued employment, will be charged to operations over the period during which the payments are made. The future contingent stock payments that are based on the achievement of future milestones and the continued employment of the key employees will be recognized upon the achievement of these milestones.

     On August 1999, Andover.Net paid $367,000 in cash at closing for its acquisition of freshmeat.net. Under the terms of the acquisition agreement, there are additional cash payments totaling $300,000, payable in 15 equal monthly installments beginning September 1999. The remaining payable of $220,000 at December 31, 1999 is reflected in current liabilities less imputed interest at $953,000. In addition, the purchase agreement also includes the issuance of $111,111 of stock at the time of the Offering valued at the Offering price and contingent payments of up to an additional $222,222 of stock valued at the Offering price and payable over a two-year period. The payment of this stock consideration is contingent upon the continued services provided by the principal of freshmeat.net in accordance with a service agreement. These future contingent stock payments will be charged to operations over the period during which the payments are made.

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

     During fiscal 1997, Andover.Net received net proceeds of $1.3 million from sales of Series B convertible preferred stock, Series A redeemable preferred stock and common stock. Andover.Net then changed its capital structure and issued Series C redeemable preferred stock and common stock in exchange for its outstanding Series A convertible preferred stock and Series B convertible preferred stock. Between November 1998 and January 1999, Andover.Net received net proceeds of $2.8 million for the issuance of Series C redeemable preferred stock and common stock. In connection with Andover.Net's merger in September 1999 with a wholly owned subsidiary to effect its reincorporation in Delaware, the Series C redeemable preferred stock was converted into Series A redeemable preferred stock.

     Andover.Net currently anticipates that available funds as of December 31, 1999 will be sufficient to meet its anticipated cash requirements for working capital and capital expenditures through at least December 31, 2000.

QUANTITATIVE AND QUALITATIVE DISCLOSURE ABOUT MARKET RISKS

     Andover.Net has no derivative financial instruments or derivative commodity instruments in its cash and cash equivalents and investments. Andover.Net invests its cash and cash equivalents and investments in short-term, interest-bearing, investment grade securities. Andover.Net's transactions are conducted, and Andover.Net's accounts are denominated, in United States dollars. Accordingly, Andover.Net is not exposed to significant foreign currency risk.

RECENT ACCOUNTING PRONOUNCEMENTS

     In June 1998, the FASB issued SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities. This statement establishes accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities. It requires that an entity recognize all derivatives as either assets or liabilities in the balance sheet and measure those instruments at fair value. Pursuant to SFAS No. 137, Accounting for Derivative Instruments and Hedging Activities -- Deferral of the Effective Date of FASB Statement No. 133, SFAS No. 133 is effective for all fiscal quarters of fiscal years beginning after June 15, 2000. SFAS No. 133 is not expected to have a material impact on Andover.Net's Consolidated Financial Statements.

     In March 1998, the American Institute of Certified Public Accountants issued Statement of Position (SOP) 98-1, Accounting for the Costs of Computer Software Developed or Obtained for Internal Use. SOP 98-1 requires computer software costs associated with internal use software to be charged to operations as incurred until certain capitalization criteria are met. SOP 98-1 is effective beginning January 1, 1999. The adoption of this statement did not have a material impact on Andover.Net's financial position or consolidated results of operations.

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

                            ANDOVER.NET'S MANAGEMENT

DIRECTORS AND EXECUTIVE OFFICERS

     Andover.Net's directors and executive officers, as of April 25, 2000, and their respective ages and positions are as follows:

                 NAME                    AGE                       POSITION
                 ----                    ---                       --------
Bruce A. Twickler......................  53    President, Chief Executive Officer and Chairman
Peter A. Phelps........................  43    Chief Financial Officer
Adam B. Green..........................  43    Chief Technology Officer
James E. Patterson.....................  61    Executive Vice President
William M. Dwyer.......................  47    Vice President, Publishing
Derek V. Carroll.......................  44    Vice President, Business Development
Janet F. Holian........................  39    Vice President, Communications
Walter M. Bird, III....................  42    Director
Jonathan M. Goldstein..................  39    Director
James D. Logan.........................  47    Director
Robert Malda...........................  23    Director
Louis Page.............................  33    Director
Thomas R. Shepherd.....................  40    Director
John E. Trombly........................  52    Director

     Bruce A. Twickler. Mr. Twickler founded Andover.Net in 1992, has been a director, President and Chief Executive Officer since its formation and was elected Chairman of the Board in September 1999. From 1988 to 1991, Mr. Twickler was Vice President of Microcom. From 1987 to 1988, Mr. Twickler was President of Shiva Corporation, and from 1983 to 1986 he was President of Hayden Software. Prior to that time, Mr. Twickler was Vice President of Marketing of Pioneer Electronics USA.

     Peter A. Phelps. Mr. Phelps joined Andover.Net in October 1999 as Chief Financial Officer. In 1998 Mr. Phelps co-founded Marathon Investment Partners, LP, a Small Business Investment Company that provides capital for middle market operating companies. From 1998 to October 1999, Mr. Phelps was the Chief Financial Officer and a Partner of Marathon Investment Partners. From 1987 to 1998, Mr. Phelps was the Chief Financial Officer of Rosse Enterprises Limited, a private equity firm. Mr. Phelps was also previously a Manager at PricewaterhouseCoopers LLP and Audit Supervisor at Ernst & Young LLP. Mr. Phelps is a Certified Public Accountant.

     Adam B. Green. Mr. Green has been Chief Technology Officer of Andover.Net since July 1996. From 1995 to 1996, Mr. Green was Vice President of Internet Products at Clear Software, Inc. In 1994, Mr. Green was a consultant and contract trainer for Alpha Software, Inc. In 1993, Mr. Green was a consultant and contract trainer for Powersoft.

     James E. Patterson. Mr. Patterson has been an Executive Vice President of Andover.Net since May 1999. He is responsible for implementing our e-commerce strategy. From February 1997 to May 1999, he was Andover.Net's Vice President, Sales and Marketing, and from November 1995 to February 1997, he was our Vice President, Sales. From May 1991 to November 1995, Mr. Patterson was Director of the IBM Business Unit of Wang Global.

     William M. Dwyer. Mr. Dwyer has been Vice President, Publishing of Andover.Net since May 1999. He is responsible for sales and marketing. From 1994 to 1999, Mr. Dwyer was self-employed. Through his companies The InterMedia Group and IT/World Inc., he provided publishing and media sales consulting services to companies such as PennWell Publishing and Skinner James Publishing. As Publisher, Mr. Dwyer created and launched "BackOffice Magazine" for PennWell Publishing. Prior to founding

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

IT/World, Inc., Mr. Dwyer was Vice President of Sales for BYTE Magazine at McGraw-Hill, Inc. Previously, Mr. Dwyer held a variety of positions at Ziff-Davis over a 10 year period including Director of the Ziff-Davis Magazine Network.

     Derek V. Carroll. Mr. Carroll has been Vice President, Business Development of Andover.Net since February 1999. From 1995 to 1999, Mr. Carroll was Vice-President of Sales and Marketing of Silent Systems, Inc. From 1985 to 1995, Mr. Carroll was Director of Business Development of MicroTouch Systems, Inc.

     Janet F. Holian. Ms. Holian has been Vice President, Communications of Andover.Net since August 1999. Ms. Holian joined Andover.Net in February 1999 as Director of Marketing. From 1996 to 1998, Ms. Holian was Vice President of Marketing of PersonalAudio, Inc. From 1993 to 1996, Ms. Holian was Director of Marketing of MicroTouch Systems, Inc.

     Walter M. Bird, III. Mr. Bird has been a director of Andover.Net since July 1997. Since 1996, Mr. Bird has been Vice President of Claflin Capital Management, Inc., a venture capital investment management firm. From 1990 to 1996, Mr. Bird was a Vice President of BankBoston, N.A.

     Jonathan M. Goldstein. Mr. Goldstein has been a director of Andover.Net since September 1999. Since 1986, he has been associated with TA Associates, Inc., a venture capital firm, a Vice President from 1990 to 1996 and as a Principal from January 1997 to date.

     James D. Logan. Mr. Logan has been a director of Andover.Net since January 1999. Mr. Logan is the President and Chief Executive Officer of Gotuit Media, Inc. which he founded in 1999. From 1996 to 1998, Mr. Logan was President and Chief Executive Officer of PersonalAudio, Inc. which he founded. From 1982 to 1996, Mr. Logan was the Chief Executive Officer and President of MicroTouch Systems Inc. Mr. Logan is currently Chairman of the Board of Directors of MicroTouch Systems Inc.

     Robert Malda. Mr. Malda has been a director of Andover.Net since July 1999, joining the Board following our acquisition of Slashdot.org from BlockStackers, Inc. He is currently the editor of the Slashdot.org web site. Mr. Malda is President of BlockStackers which he co-founded in 1996. Mr. Malda served as a web site developer for The Image Group from 1996 to 1998. From 1994 to 1996, Mr. Malda was a personal computer technician at the Donnelly Corporation.

     Louis Page, CFA. Mr. Page has been a director of Andover.Net since October 1995. Mr. Page is and has been since 1994 the President and founder of Window to Wall Street, Inc., a company that serves as the general partner of a number of venture capital investment firms.

     Thomas R. Shepherd. Mr. Shepherd has been a director of Andover.Net since July 1999. Mr. Shepherd is a co-founder and has been the Chairman of The Shepherd Group, LLC, a private equity investment firm, since 1996. Additionally, Mr. Shepherd is a Special Partner, and until 1998 was a Managing Director, of the Thomas H. Lee Company, a private equity investment firm. Prior to joining the Thomas H. Lee Company in 1986, Mr. Shepherd was President of the GTE Lighting Products Group of GTE Sylvania from 1983 to 1986, and was President of North American Philips Commercial Electronics Corporation from 1981 to 1983. Mr. Shepherd is also a director of Rayovac Corporation and The Vermont Teddy Bear Co., Inc.

     John E. Trombly. Mr. Trombly has been a director of Andover.Net since October 1995. Since 1992, Mr. Trombly has been an Executive Vice President of Royalty Capital Management, Inc., a venture capital management firm, and a General Partner of Royalty Capital Fund L.P. I, a venture capital investment fund. Prior to co-founding Royal Capital Fund, Mr. Trombly was President of Foxboro/Octek from 1978 to 1988.

BOARD COMMITTEES

     The compensation committee of the board of directors of Andover.Net is comprised of Walter M. Bird, III, James D. Logan and Jonathan M. Goldstein. The compensation committee reviews and evaluates the compensation and benefits of all of Andover.Net's officers, reviews general policy matters
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

relating to compensation and employee benefits and makes recommendations concerning these matters to the board of directors. The compensation committee also administers Andover.Net's stock options and stock purchase plans. The audit committee of the board of directors of Andover.Net is comprised of Louis Page, Thomas R. Shepherd and Jonathan M. Goldstein. The audit committee reviews, with Andover.Net's independent auditors, the scope and timing of the auditors' services, the auditors report on Andover.Net's financial statements following completion of the auditors' audit, and Andover.Net's internal accounting and financial control policies and procedures. In addition, the audit committee makes annual recommendations to the board of directors for the appointment of independent auditors for the ensuing year.

ELECTION AND COMPENSATION OF DIRECTORS

     Andover.Net's certificate of incorporation provides for a classified board of directors divided into three classes. Class I will expire at the annual meeting of stockholders to be held in 2000, Class II will expire at the annual meeting of stockholders to be held in 2001 and Class III will expire at the annual meeting of stockholders to be held in 2002. Messrs. Bird and Trombly will initially serve as Class I Directors; Messrs. Logan, Shepherd and Page will initially serve as Class II Directors; and Messrs. Twickler, Goldstein and Malda will initially serve as Class III Directors. At each annual meeting of stockholders, beginning with the 2000 annual meeting, the successors to directors whose terms will then expire will be elected to serve from the time of election and qualification until the third annual meeting following election and until their successors have been duly elected and qualified, or until their earlier resignation or removal, if any. To the extent there is an increase or reduction in the number of directors, increase or decrease in directorships resulting therefrom will be distributed among the classes so that, as nearly as possible, each class will consist of an equal number of directors. Two directors will be independent, as required by the rules of the Nasdaq National Market, Inc. All of the directors were appointed pursuant to contractual rights of certain stockholders. No individual stockholder has a contractual right to designate a director. Following the consummation of the merger of Andover.Net with VA Linux, all of the current members of Andover.Net's board of directors will resign.

     Andover.Net's current directors receive no compensation for serving as directors; however, they may be reimbursed for the expenses they incur in attending meetings of the board or board committees. Although Andover.Net's directors are not entitled to any specified number of options as a result of their positions as directors, Andover.Net has granted in the past, and intends to grant in the future, non-qualified stock options to Andover.Net's non-employee directors.

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

     None of the directors of Andover.Net serves as a member of the board of directors or compensation committee of any other company that has one or more executive officers serving as a member of the Andover.Net board of directors or compensation committee.

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

EXECUTIVE COMPENSATION

     The following table sets forth the compensation earned by the Chief Executive Officer of Andover.Net and each of Andover.Net's other most highly compensated executive officers, collectively, the named executive officers, during the year ended December 31, 1999:

                           SUMMARY COMPENSATION TABLE

                                                                                                   LONG-TERM
                                                             ANNUAL COMPENSATION                 COMPENSATION
                                                ---------------------------------------------   ---------------
                                                         COMPENSATION($)                          SECURITIES
                                                       --------------------    OTHER ANNUAL       UNDERLYING
                    AWARDS                      YEAR   SALARY($)   BONUS($)   COMPENSATION($)   OPTIONS/SARS(#)
----------------------------------------------  ----   ---------   --------   ---------------   ---------------
NAME AND PRINCIPAL POSITION
Bruce A. Twickler.............................  1999   $127,000    $20,000        $    --                --
  President, Chief Executive Officer and
    Chairman
Adam B. Green.................................  1999   $130,000    $23,500             --           100,476
  Chief Technology Officer
James E. Patterson............................  1999   $109,800    $17,000        $27,051(1)             --
  Executive Vice President
Derek V. Carroll..............................  1999   $102,605    $20,500             --           160,760
  Vice President, Business Development
    (commenced employment with Andover.Net in
    February 1999)
William M. Dwyer..............................  1999   $ 76,672    $12,500             --            80,380
  Vice President, Publishing (commenced
    employment with Andover.Net in May 1999)

---------------
(1) Compensation due to the exercise of employee stock options.

GRANTS OF STOCK OPTIONS

     The following table sets forth certain information regarding the option grants made during the year ended December 31, 1999 to each of Andover.Net's named executive officers in the summary compensation table above. Andover.Net issued no stock appreciation rights in the year ended December 31, 1999.

                     OPTION/SAR GRANTS IN LAST FISCAL YEAR

                                                                                         POTENTIAL REALIZABLE
                                                                                           VALUE AT ASSUMED
                       NUMBER OF    PERCENT OF                                          ANNUAL RATES OF STOCK
                       SECURITIES     TOTAL                                               PRICE APPRECIATION
                       UNDERLYING   OPTIONS GRANTED   EXERCISE OR                         FOR OPTION TERM(1)
                       OPTIONS      TO EMPLOYEES IN   BASE PRICE    EXPIRATION   ------------------------------------
        NAME           GRANTED(#)   FISCAL YEAR(%)    ($/SHARE)       DATE         0%($)        5%($)        10%($)
---------------------  ----------   ---------------   -----------   ----------   ----------   ----------   ----------
Bruce A. Twickler....         0             --               --            --            --           --           --
Adam B. Green........   100,476           9.92%         $0.2613      9/1/2009    $1,058,886   $1,741,326   $2,788,321
James E. Patterson...         0             --               --            --            --           --           --
Derek V. Carroll.....    80,380           7.94%          0.0936      9/1/2009    $  860,580   $1,406,526   $2,244,115
                         20,095           1.98%          0.2613      9/1/2009    $  211,775   $  348,262   $  557,659
                         60,285           5.95%          0.2613      9/1/2009    $  635,326   $1,044,785   $1,672,976
                        -------          -----                                   ----------   ----------   ----------
Derek V. Carroll
  Total:.............   160,760          15.88%                                  $1,707,681   $2,799,573   $4,474,750
William M. Dwyer.....    80,380           7.94%          0.1433      9/2/2009    $  856,586   $1,402,531   $2,240,120

---------------
(1) In accordance with the rules of the SEC, shown are the gains or "option spreads" that would exist for the respective options granted, assuming a fair market value at the time of grant of $10.80 per share. These gains are based on the assumed rates of annual compound stock price appreciation of 5% and 10% from the date the option was granted over the full option term. These assumed annual compound rates of stock price appreciation are mandated by the rules of the SEC and do not represent Andover.Net's estimate or projection of future common stock prices.

    YEAR END OPTION TABLE

     The following table sets forth information regarding exercise of options and the number and value of options held at December 31, 1999, by each of Andover.Net's named executive officers in the Summary Compensation Table above:

               AGGREGATE OPTION EXERCISES IN LAST FISCAL YEAR AND
                           YEAR-END OPTION/SAR VALUES

                                                             NUMBER OF SECURITIES                VALUE OF UNEXERCISED
                                                            UNDERLYING UNEXERCISED                   IN-THE-MONEY
                                                                  OPTIONS AT                          OPTIONS AT
                                                                FISCAL YEAR END                   FISCAL YEAR END(1)
                       SHARES ACQUIRED      VALUE      ---------------------------------   ---------------------------------
        NAME           ON EXERCISE(#)    REALIZED($)   EXERCISABLE(#)   UNEXERCISABLE(#)   EXERCISABLE($)   UNEXERCISABLE($)
        ----           ---------------   -----------   --------------   ----------------   --------------   ----------------
Bruce A. Twickler....          --               --        147,760                --         $ 5,260,260                --
Adam B. Green........          --               --        304,901           100,476         $10,854,484        $3,553,203
James Patterson......      30,203         $479,595         84,395            16,082         $ 3,004,464        $  572,520
Derek V. Carroll.....          --               --        100,475            60,285         $ 1,795,776        $2,131,901
William M. Dwyer.....          --               --         80,380                --         $ 2,852,019                --

---------------
(1) Value is based on the difference between the option exercise price and the December 31, 1999 closing price of the common stock of $35.625 multiplied by the number of shares of common stock underlying the option. No market existed for the common stock prior to this offering. Exercise prices vary and are noted in the Option Grants in Last Fiscal Year table.

                SHARE OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND
                           MANAGEMENT OF ANDOVER.NET

     The following table sets forth information regarding the beneficial ownership of Andover.Net's common stock as of April 3, 2000, by:

     - each person who is known by Andover.Net to own beneficially more than 5% of the outstanding shares of our capital stock;

     - each of Andover.Net's directors;

     - the named executive officers; and

     - all directors and executive officers as a group.

     Percentage of ownership is calculated as required by the Securities and Exchange Commission. Except as indicated in the footnotes to this table, the persons named in the table have sole voting and investment power with respect to all shares of common stock shown as beneficially owned by them. Unless otherwise indicated, the address of each of the beneficial owners identified is 50 Nagog Park, Acton, Massachusetts 01720. The percentage ownership is based on 16,003,627 shares of Andover.Net common stock outstanding.

                                                                               PERCENTAGE OF
                                                                                ANDOVER.NET
                                                          NUMBER OF SHARES        SHARES
         NAME AND ADDRESS OF BENEFICIAL OWNER            BENEFICIALLY OWNED     OUTSTANDING
         ------------------------------------            ------------------    -------------
NAMED EXECUTIVE OFFICERS AND DIRECTORS
Bruce A. Twickler(1)...................................      1,146,170              7.2%
Peter A. Phelps........................................             --                *
Adam B. Green(2).......................................        304,901              1.9%
James E. Patterson(3)..................................        120,094                *
William M. Dwyer(4)....................................         80,380                *
Derek V. Carroll(5)....................................        100,475                *
Janet F. Holian(6).....................................         30,142                *
Walter M. Bird III(7)..................................        792,686              4.9%
Jonathan M. Goldstein(8)...............................      2,381,341             14.9%
James D. Logan(9)......................................        211,833              1.3%
Robert Malda(10).......................................         85,908                *
Louis Page(11).........................................      1,327,178              8.3%
Thomas R. Shepherd(12).................................        199,605              1.2%
John E. Trombly(13)....................................        517,452              3.2%
All Directors and Executive Officers as a Group (14
  persons, including the above)........................      7,298,165             45.1%
5% STOCKHOLDERS
James S. Mulhullond, Jr................................        926,329              5.8%
  One East 66th Street
  New York, NY 10021
TA/Advent VIII L.P.(13)................................      1,592,871             10.0%
  High Street Tower
  125 High Street
  Boston, MA 02110

-------------------------
  *  Less than one percent.

 (1) Shares listed as held by Bruce A. Twickler includes options to purchase 147,760 shares.

 (2) Shares listed as held by Adam B. Green include options to purchase 304,901 shares. An additional 50,238 shares would have become exercisable if the merger had occurred on April 3, 2000.

 (3) Shares listed as held by James E. Patterson include options to purchase 89,891 shares. An additional 10,587 shares would have become exercisable if the merger had occurred on April 3, 2000.

 (4) Shares listed as held by William M. Dwyer include options to purchase 80,380 shares.

 (5) Shares listed as held by Derek V. Carroll include options to purchase 100,475 shares. An additional 30,143 shares would have become exercisable if the merger had occurred on April 3, 2000.

 (6) Shares listed as held by Janet F. Holian include options to purchase 30,142 shares. An additional 15,071 shares would have become exercisable if the merger had occurred on April 3, 2000.

 (7) Shares listed as held by Walter M. Bird III include 461,007 shares held by Claflin Capital VI, L.P. and 331,679 shares held by Claflin Capital VII, L.P. of which Mr. Bird is the general partner. Mr. Bird disclaims beneficial ownership of these shares.

 (8) Shares listed as held by Jonathan M. Goldstein include an aggregate of 1,592,871 shares held by TA/Advent VIII L.P., 726,351 shares held by TA/Atlantic and Pacific IV, L.P., 30,263 shares held by TA Executives Fund LLC, and 31,856 shares held by TA Investors LLC. Mr. Goldstein has beneficial ownership of 6,636 of such shares. Mr. Goldstein disclaims beneficial ownership of the remaining shares.

 (9) Shares listed as held by James D. Logan include 94,085 shares held by the James D. and Kerry M. Logan Family Trust U/A/D 12/30/93 of which his mother Bernice C. Logan is a trustee and 94,085 shares held by the Logan Children's Trust U/A/D 8/31/99 of which Bernice C. Logan is also a Trustee. Mr. Logan disclaims beneficial ownership of these shares. Shares listed as held by Mr. Logan include options to purchase 23,663 shares. An additional 56,718 shares would have been exercisable if the merger had occurred on April 3, 2000.

(10) Shares listed as held by Robert Malda include 85,908 shares held by The Corporation Formerly Known as Blockstackers, Inc. Mr. Malda has beneficial ownership of 58,417 of such shares. Mr. Malda disclaims beneficial ownership of the remaining shares.

(11) Shares listed as held by Louis Page include 561,480 shares held by Window to Wall Street, Inc. of which Mr. Page is the president, 569,197 shares held by Window to Wall Street Limited Partnership of which Window to Wall Street Inc. is the general partner and 196,501 shares held by Window to Wall Street II Limited Partnership of which Window to Wall Street, Inc. is the general partner. Mr. Page disclaims beneficial ownership of the shares held by Window to Wall Street Limited Partnership and Window to Wall Street II Limited Partnership.

(12) Shares listed as held by Thomas R. Shepherd include an aggregate of 10,188 shares held by The Shepherd Group, LLC of which Mr. Shepherd is the Chairman and 80,883 shares held by The Shepherd Venture Fund I, L.P. of which The Shepherd Group, LLC is the general partner. Mr. Shepherd disclaims beneficial ownership of these shares.

(13) Shares listed as held by John E. Trombly include 334,927 shares held by Royalty Capital Fund L.P. I, of which Royalty Capital Management, Inc. is the general partner. Mr. Trombly is the Executive Vice President of Royalty Capital Management, Inc. Mr. Trombly disclaims beneficial ownership of these shares.

(14) TA/Advent VIII L.P., TA/Atlantic and Pacific IV, L.P., TA Executives Fund LLC and TA Investors LLC are under common control. Collectively these entities own 2,381,341 shares of Andover.Net.

          UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION

                                VA LINUX SYSTEMS

                INTRODUCTION TO PRO FORMA FINANCIAL INFORMATION

     On February 2, 2000, VA Linux entered into an agreement and plan of reorganization to purchase Andover.Net. This agreement was amended and restated on April 26, 2000. Under the terms of the amended and restated agreement, VA Linux will purchase Andover.Net for consideration of approximately 6,802,000 shares of VA Linux's common stock, based on the number of shares of Andover.Net common stock issued and outstanding as of April 3, 2000. Additionally, VA Linux will assume the outstanding options to purchase Andover.Net common stock except
(a) each Andover.Net option will be exercisable for that number of whole shares of VA Linux common stock equal to the product of the number of shares of Andover.Net common stock that were issuable upon exercise of such Andover.Net option immediately prior to the merger multiplied by 0.425, rounded down to the nearest whole number of shares of VA Linux common stock and (b) the per share exercise price for the shares of VA Linux common stock issuable upon exercise of such assumed Andover.Net option will be equal to the quotient determined by dividing the exercise price per share of Andover.Net common stock at which such Andover.Net option was exercisable immediately prior to the merger by 0.425, rounded down to the nearest whole cent. The value of the stock options to be assumed by VA Linux has been estimated at approximately $22.0 million, and this amount has been included in the purchase price for pro forma purposes. Andover.Net provides products, online tools, news and other services for programmers, software developers, web site designers, technology managers and corporate buyers.

     On March 28, 2000, VA Linux acquired TruSolutions for consideration of approximately 767,000 shares of VA Linux's common stock (assuming a valuation of $73.88 per share of VA Linux's common stock based on the three-day average closing price of VA Linux common stock beginning on March 24, 2000) and cash of approximately $10.0 million. The purchase agreement also contains additional payments to be made in common stock, which are solely contingent upon continued employment of certain key employees of TruSolutions for a period of three years. Maximum future payments contingent on employment of the key employees is $96.3 million in stock (approximately 1,303,000 shares valued at $73.88 per share) and is payable after 12 months, 24 months and 36 months (approximately 501,000 shares, 501,000 shares, and 301,000 shares, respectively). The contingent payments will be accounted for as compensation expense over the term of the employment condition and not as part of the purchase price. Upon consummation of the merger, VA Linux established an escrow for these future payments. TruSolutions is a leading manufacturer of rackmount servers based on the Pentium III, Xeon and UltraSPARC processors specializing in low profile, high performance systems designed for the Internet Data Center, ISP, ASP, and OEM.

     On April 5, 2000, VA Linux acquired NetAttach for consideration of approximately 396,000 shares of VA Linux's common stock (assuming a valuation of $62.18 per share of VA Linux's common stock based on the three-day average closing price of VA Linux common stock beginning on March 31, 2000) and cash of $10.0 million. The purchase agreement also contains additional payments to be made in common stock which are solely contingent upon continued employment of certain key employees for a period of two years. Maximum future payments contingent on employment of these key employees is $5.6 million in stock (approximately 87,000 shares valued at $62.18 per share) and are payable on the two-year anniversary date of the merger. The contingent payments will be accounted for as compensation expense over the term of the employment condition and not as part of the purchase price. Upon consummation of the merger, VA Linux established an escrow for these future payments. NetAttach provides high-availability data-appliances for mission-critical deployment in corporate services or engineering environments.

     The acquisitions of Andover.Net, TruSolutions and NetAttach (collectively referred to as the "Acquisitions") will be accounted for under the purchase method of accounting whereby the total cost of each acquisition, including related fees and expenses, is allocated to the tangible and intangible assets acquired and liabilities assumed based upon their respective fair values at the effective dates of such acquisitions. Such allocations have been made based upon currently available information and management's estimates. Final allocations will be determined upon completion of the analysis of the assets acquired and liabilities assumed at the effective dates of the acquisitions. Since the acquisition of Andover.Net has not been completed, the actual consideration cannot yet be determined. For the purpose of the pro forma financial information included herein, the number of shares of VA Linux common stock issued in the acquisition of Andover.Net, has been estimated based on the number of shares and options of Andover.Net common stock outstanding on April 3, 2000. The actual number of VA Linux common shares to be issued will be based on the actual shares and options outstanding as of the completion of the merger.

     The unaudited pro forma condensed combined balance sheet gives effect to the Acquisitions as if they had occurred on January 28, 2000, and includes VA Linux's balance sheet as of January 28, 2000, and the balance sheet as of December 31, 1999 for Andover.Net, NetAttach, and TruSolutions. The unaudited pro forma condensed combined statements of operations give effect to the proposed Acquisitions as if each had occurred at the beginning of the period presented. The unaudited pro forma condensed combined statement of operations for the year ended July 31, 1999, includes the results of operations of VA Linux for the year ended July 31, 1999, combined with the pro forma results of operations of Andover.Net for the year ended September 30, 1999, the results of operations of NetAttach for the period from inception (July 8, 1998) to June 30, 1999, and the results of operations of TruSolutions for the year ended June 30, 1999. The results of operations for Andover.Net for the year ended September 30, 1999 have been shown on a pro forma basis to include the effect of significant acquisitions made by Andover.Net in the year ended September 30, 1999, and should be read in conjunction with the Andover.Net pro forma statement of operations and notes thereto included elsewhere in this proxy statement/prospectus. The unaudited pro forma condensed combined statement of operations for the six months ended January 28, 2000, includes the results of operations for VA Linux for the six months ended January 28, 2000 combined with the results of operations of Andover.Net, NetAttach, and TruSolutions for the six months ended December 31, 1999. The results of operations for Andover.Net for the three months ended September 30, 1999 are included in both the unaudited pro forma condensed combined results of operations for the year ended July 31, 1999, and the six months ended January 28, 2000. For the quarter ended September 30, 1999, Andover.Net reported revenue of $1.0 million and a net loss of $3.3 million.

     The unaudited pro forma condensed combined financial statements do not purport to represent what the results of operations or financial position of VA Linux would actually have been if any of the transactions had occurred on such dates or to project the results of operations or financial positions of VA Linux for any future date or period. Furthermore, the unaudited pro forma condensed combined statements of operations set forth below are based on assumptions that the Company believes are reasonable and should be read in conjunction with the respective Financial Statements and Notes thereto included elsewhere in this proxy statement/prospectus, and "VA Linux -- Management's Discussion and Analysis of Financial Condition and Results of Operations."

              UNAUDITED PRO FORMA CONDENSED COMBINED BALANCE SHEET
                             AS OF JANUARY 28, 2000
                                 (IN THOUSANDS)

                                           HISTORICAL       HISTORICAL       HISTORICAL       PRO FORMA
                                            VA LINUX       TRUSOLUTIONS      NETATTACH       ADJUSTMENTS            SUBTOTAL
                                           ----------      ------------      ----------      -----------            --------
ASSETS
Current assets:
  Cash and cash equivalents..............   $148,510          $  116          $   296         $(20,758)(a)(b)(c)    $128,164
  Accounts receivable, net...............     11,537           1,931               47               --                13,515
  Inventories............................         --           1,368               26               --                 1,394
  Prepaid expenses and other assets......      1,470              42                5             (500)(c)             1,017
                                            --------          ------          -------         --------              --------
    Total current assets.................    161,517           3,457              374          (21,258)              144,090
Property and equipment, net..............      2,931             379               31               --                 3,341
Intangibles..............................         --              --               --           12,500(a)(b)          12,500
Goodwill.................................         --              --               --           86,464(a)(b)          86,464
Other assets.............................        807               7                3               --                   817
                                            --------          ------          -------         --------              --------
    Total assets.........................   $165,255          $3,843          $   408         $ 77,706              $247,212
                                            ========          ======          =======         ========              ========
LIABILITIES AND STOCKHOLDERS' (DEFICIT) EQUITY
Current liabilities:
  Current portion of notes payable.......   $    563          $2,141          $   250         $   (250)(c)          $  2,704
  Accounts payable.......................      9,629           1,483              216               --                11,328
  Accrued warranty.......................        607              --               --               --                   607
  Accrued liabilities and others.........      3,737             424              932             (665)(b)             4,428
                                            --------          ------          -------         --------              --------
    Total current liabilities............     14,536           4,048            1,398             (915)               19,067
                                            --------          ------          -------         --------              --------
  Notes payable and other, net current
    portion..............................        575             111               --               --                   686
                                            --------          ------          -------         --------              --------
Stockholders' (deficit) equity:
  Convertible preferred stock............         --              --                1               (1)(a)(b)             --
  Common stock...........................         41              --                2               (1)(a)(b)             42
  Additional paid-in capital.............    219,956               2              992           80,320(a)(b)         301,270
  Deferred stock compensation............    (28,376)             --               --               --               (28,376)
  Accumulated deficit....................    (41,477)           (318)          (1,985)          (1,697)(a)(b)        (45,477)
                                            --------          ------          -------         --------              --------
    Total stockholders' (deficit)
      equity.............................    150,144            (316)            (990)          78,621               227,459
                                            --------          ------          -------         --------              --------
      Total stockholders' (deficit)
        equity and liabilities...........   $165,255          $3,843          $   408         $ 77,706              $247,212
                                            ========          ======          =======         ========              ========

                                           HISTORICAL        PRO FORMA       PRO FORMA
                                           ANDOVER.NET      ADJUSTMENTS      COMBINED
                                           -----------      -----------      ---------
ASSETS
Current assets:
  Cash and cash equivalents..............   $ 79,015         $ (8,700)(d)    $198,479
  Accounts receivable, net...............      1,084               --          14,599
  Inventories............................        124               --           1,518
  Prepaid expenses and other assets......        593               --           1,610
                                            --------         --------        --------
    Total current assets.................     80,816           (8,700)        216,206
Property and equipment, net..............        457               --           3,798
Intangibles..............................         --           38,400(d)       50,900
Goodwill.................................      2,959          165,808(d)      255,231
Other assets.............................        185               --(d)        1,002
                                            --------         --------        --------
    Total assets.........................   $ 84,417         $195,508        $527,137
                                            ========         ========        ========
LIABILITIES AND STOCKHOLDERS' (DEFICIT) E
Current liabilities:
  Current portion of notes payable.......   $  1,163         $     --        $  3,867
  Accounts payable.......................        309               --          11,637
  Accrued warranty.......................         --               --             607
  Accrued liabilities and others.........      1,103               --           5,531
                                            --------         --------        --------
    Total current liabilities............      2,575               --          21,642
                                            --------         --------        --------
  Notes payable and other, net current
    portion..............................         --               --             686
                                            --------         --------        --------
Stockholders' (deficit) equity:
  Convertible preferred stock............         --               --              --
  Common stock...........................        158             (151)(d)          49
  Additional paid-in capital.............    110,116          172,227(d)      583,613
  Deferred stock compensation............     (4,281)           4,281(d)      (28,376)
  Accumulated deficit....................    (24,151)          19,151(d)      (50,477)
                                            --------         --------        --------
    Total stockholders' (deficit)
      equity.............................     81,842          195,508         504,809
                                            --------         --------        --------
      Total stockholders' (deficit)
        equity and liabilities...........   $ 84,417         $195,508        $527,137
                                            ========         ========        ========

         UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENT OF OPERATIONS
                        FOR THE YEAR ENDED JULY 31, 1999
                    (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

                                                 HISTORICAL       HISTORICAL       HISTORICAL       PRO FORMA
                                                  VA LINUX       TRUSOLUTIONS      NETATTACH       ADJUSTMENTS      SUBTOTAL
                                                 ----------      ------------      ----------      -----------      --------
Net revenues...................................   $ 17,710         $ 5,993          $    15         $     --        $ 23,718
Cost of revenues...............................     17,766           5,309               30               --          23,105
                                                  --------         -------          -------         --------        --------
    Gross profit...............................        (56)            684              (15)              --             613
                                                  --------         -------          -------         --------        --------
Operating expenses:
  Sales and marketing..........................      5,183             160              202               --           5,545
  Research and development.....................      3,189              92              380               --           3,661
  General and administrative...................      3,791             370              532               --           4,693
  Amortization of goodwill.....................         --              --               --           17,292(e)       17,292
  Amortization of intangibles..................         --              --               --            2,780(e)        2,780
  Compensation expense related to
    acquisitions...............................         --              --               --           34,765(f)       34,765
  Amortization of deferred stock
    compensation...............................      2,312              --               --               --           2,312
                                                  --------         -------          -------         --------        --------
    Total operating expenses...................     14,475             622            1,114           54,837          71,048
                                                  --------         -------          -------         --------        --------
Loss from operations...........................    (14,531)             62           (1,129)         (54,837)        (70,435)
Interest and other income (expense), net.......         19            (100)              (2)              --             (83)
                                                  --------         -------          -------         --------        --------
Net loss.......................................   $(14,512)        $   (38)         $(1,131)        $(54,837)       $(70,518)
                                                  ========         =======          =======         ========        ========
Accretion on preferred stock...................         --              --               --               --              --
                                                  --------         -------          -------         --------        --------
Net loss attributable to common stockholders...   $(14,512)        $   (38)         $(1,131)        $(54,837)       $(70,518)
                                                  ========         =======          =======         ========        ========
Basic net loss per share.......................   $  (2.62)        $(38.00)         $ (1.35)                        $ (11.19)
                                                  ========         =======          =======                         ========
Shares used in computing basic net loss per
  share........................................      5,530               1              837                            6,303
                                                  ========         =======          =======                         ========

                                                  PRO FORMA        PRO FORMA       PRO FORMA
                                                 ANDOVER.NET      ADJUSTMENTS      COMBINED
                                                 -----------      -----------      ---------
Net revenues...................................   $  2,629         $     --        $  26,347
Cost of revenues...............................      1,006               --           24,111
                                                  --------         --------        ---------
    Gross profit...............................      1,623               --            2,236
                                                  --------         --------        ---------
Operating expenses:
  Sales and marketing..........................      1,382               --            6,927
  Research and development.....................        770               --            4,431
  General and administrative...................      2,050               --            6,743
  Amortization of goodwill.....................      1,279           40,913(g)        59,484
  Amortization of intangibles..................        120           12,680(g)        15,580
  Compensation expense related to
    acquisitions...............................        813               --           35,578
  Amortization of deferred stock
    compensation...............................      3,585               --            5,897
                                                  --------         --------        ---------
    Total operating expenses...................      9,999           53,593          134,640
                                                  --------         --------        ---------
Loss from operations...........................     (8,376)         (53,593)        (132,404)
Interest and other income (expense), net.......     (2,651)              --           (2,734)
                                                  --------         --------        ---------
Net loss.......................................   $(11,027)        $(53,593)       $(135,138)
                                                  ========         ========        =========
Accretion on preferred stock...................       (354)              --             (354)
                                                  --------         --------        ---------
Net loss attributable to common stockholders...   $(11,381)        $(53,593)       $(135,492)
                                                  ========         ========        =========
Basic net loss per share.......................   $  (1.50)                        $  (10.34)
                                                  ========                         =========
Shares used in computing basic net loss per
  share........................................      7,564                            13,105
                                                  ========                         =========

         UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENT OF OPERATIONS
                   FOR THE SIX MONTHS ENDED JANUARY 28, 2000
                    (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

                                                 HISTORICAL       HISTORICAL       HISTORICAL       PRO FORMA
                                                  VA LINUX       TRUSOLUTIONS      NETATTACH       ADJUSTMENTS      SUBTOTAL
                                                 ----------      ------------      ----------      -----------      --------
Net revenues...................................   $ 35,039         $ 8,936          $   290         $     --        $ 44,265
Cost of revenues...............................     30,243           7,174              306               --          37,723
                                                  --------         -------          -------         --------        --------
    Gross profit...............................      4,796           1,762              (16)              --           6,542
                                                  --------         -------          -------         --------        --------
Operating expenses:
  Sales and marketing..........................     12,175             189              211               --          12,575
  Research and development.....................      5,205             383              253               --           5,841
  General and administrative...................      3,154           1,301              367               --           4,822
  Amortization of goodwill.....................         --              --               --            8,647(e)        8,647
  Amortization of intangibles..................         --              --               --            1,390(e)        1,390
  Compensation expense related to
    acquisitions...............................         --              --               --           17,383(f)       17,383
  Amortization of deferred stock
    compensation...............................      7,113              --               --               --           7,113
                                                  --------         -------          -------         --------        --------
    Total operating expenses...................     27,647           1,873              831           27,420          57,771
                                                  --------         -------          -------         --------        --------
Loss from operations...........................    (22,851)           (111)            (847)         (27,420)        (51,229)
Interest and other income (expense), net.......      1,235             (69)              (7)              --           1,159
                                                  --------         -------          -------         --------        --------
Net loss.......................................    (21,616)           (180)            (854)         (27,420)        (50,070)
                                                  ========         =======          =======         ========        ========
Dividend related to convertible preferred
  stock........................................     (4,900)             --               --               --          (4,900)
                                                  --------         -------          -------         --------        --------
Net loss attributable to common stockholders...   $(26,516)        $  (180)         $  (854)        $(27,420)       $(54,970)
                                                  ========         =======          =======         ========        ========
Basic net loss per share.......................   $  (1.73)        $180.00          $ (0.72)                        $  (3.41)
                                                  ========         =======          =======                         ========
Shares used in computing basic net loss per
  share........................................     15,372               1            1,186                           16,140
                                                  ========         =======          =======                         ========

                                                 HISTORICAL        PRO FORMA       PRO FORMA
                                                 ANDOVER.NET      ADJUSTMENTS      COMBINED
                                                 -----------      -----------      ---------
Net revenues...................................   $  3,069         $     --        $  47,334
Cost of revenues...............................        784               --           38,507
                                                  --------         --------        ---------
    Gross profit...............................      2,285               --            8,827
                                                  --------         --------        ---------
Operating expenses:
  Sales and marketing..........................      2,117               --           14,692
  Research and development.....................        622               --            6,463
  General and administrative...................      1,751               --            6,573
  Amortization of goodwill.....................        829           20,267(g)        29,743
  Amortization of intangibles..................         --            6,400(g)         7,790
  Compensation expense related to
    acquisitions...............................      2,030               --           19,413
  Amortization of deferred stock
    compensation...............................      1,457               --            8,570
                                                  --------         --------        ---------
    Total operating expenses...................      8,806           26,667           93,244
                                                  --------         --------        ---------
Loss from operations...........................     (6,521)         (26,667)         (84,417)
Interest and other income (expense), net.......    (12,383)              --          (11,224)
                                                  --------         --------        ---------
Net loss.......................................    (18,904)         (26,667)         (95,641)
                                                  ========         ========        =========
Dividend related to convertible preferred
  stock........................................         --               --           (4,900)
                                                  --------         --------        ---------
Net loss attributable to common stockholders...   $(18,904)        $(26,667)       $(100,541)
                                                  ========         ========        =========
Basic net loss per share.......................   $  (1.97)                        $   (4.38)
                                                  ========                         =========
Shares used in computing basic net loss per
  share........................................      9,618                            22,942
                                                  ========                         =========

                          NOTES TO UNAUDITED PRO FORMA

                    CONDENSED COMBINED FINANCIAL STATEMENTS

1. BASIS OF PRESENTATION

     The unaudited pro forma condensed combined financial statements included herein have been prepared by VA Linux pursuant to the rules and regulations of the Securities and Exchange Commission. Certain information and certain footnote disclosures normally included in financial statements prepared in accordance with generally accepted accounting principles have been condensed or omitted pursuant to such rules and regulations. However, VA Linux believes that the disclosures are adequate to make the information presented not misleading.

2. UNAUDITED CONDENSED COMBINED PRO FORMA ADJUSTMENTS

     AS OF JANUARY 28, 2000

     (a) Records the purchase of TruSolutions by VA Linux.

        - The purchase of TruSolutions is allocated based upon the estimated fair value of the assets acquired and liabilities assumed, which approximates book value. The following table summarizes the components of the total purchase price and the estimated allocation (in thousands, except share amounts):

Fair value of VA Linux common stock (767,000 shares).......  $56,673
Cash.......................................................   10,000
Transaction costs..........................................      568
                                                             -------
  Estimated total purchase price...........................   67,241
Net liabilities assumed....................................      316
                                                             -------
Estimated acquired intangibles.............................  $67,557
                                                             =======

        - Records the write-off of in-process research and development of $4.0 million. The in-process research and development charge has not been included in the accompanying unaudited pro forma condensed combined statements of operations as it represents a non-recurring charge directly related to the acquisition.

     (b) Records the purchase of NetAttach by VA Linux.

        - The purchase of NetAttach is allocated based upon the estimated fair value of the assets acquired and liabilities assumed, which approximates book value. The following table summarizes the components of the total purchase price and the estimated allocation (in thousands, except share amounts):

Fair value of VA Linux common stock (396,000 shares).......  $24,642
Cash.......................................................   10,000
Transaction costs..........................................      440
                                                             -------
  Estimated total purchase price...........................   35,082
Net liabilities assumed (net of $665 of accrued salaries to
  be paid by the existing shareholders of NetAttach
  immediately prior to the merger).........................      325
                                                             -------
Estimated acquired intangibles.............................  $35,407
                                                             =======

     (c) Records the elimination of a note payable from NetAttach to VA Linux. The total loan receivable on VA Linux's books as of January 28, 2000 was $500,000, of which $250,000 was borrowed by NetAttach in January 2000, and therefore is not included in the NetAttach balance sheet as of December 31, 1999 used in the accompanying condensed combined pro forma

                          NOTES TO UNAUDITED PRO FORMA
         financial statements. Therefore, the elimination reduces VA Linux's receivable by $500,000 and reduces the payable on NetAttach's books by $250,000 with the remaining $250,000 increase recorded to cash. There has been no elimination of the related interest in the accompanying pro forma condensed combined statement of operations as the amount is immaterial.

     (d) Records the purchase of Andover.Net by VA Linux.

        - The purchase of Andover.Net is allocated based upon the estimated fair value of the assets acquired and liabilities assumed, which approximates book value. The following table summarizes the components of the total purchase price and the estimated allocation (in thousands, except share amounts):

Fair value of VA Linux common stock (6,802,000 shares)....  $260,350
Fair value of Andover.Net options assumed.................    22,000
Transaction costs.........................................     8,700
                                                            --------
  Estimated total purchase price..........................   291,050
Net tangible assets acquired..............................   (78,883)
                                                            --------
Estimated acquired intangibles and goodwill...............  $212,167
                                                            ========

        - Eliminates deferred compensation relating to Andover.Net options issued at a price less than their fair value for accounting purposes. The deferred compensation charge has not been included in the accompanying unaudited pro forma condensed combined statements of operations as it represents a non-recurring charge directly related to the acquisition.

        - Records the write-off of in-process research and development of $5.0 million. The in-process research and development charge has not been included in the accompanying unaudited pro forma condensed combined statements of operations as it represents a non-recurring charge directly related to the acquisition.

YEAR ENDED JULY 31, 1999 AND THE SIX MONTHS ENDED JANUARY 28, 2000

     (e) Reflects goodwill, developed technology and other intangible asset amortization related to the acquisition of TruSolutions and NetAttach. For each of the acquisitions, goodwill is being amortized over five years, developed technology is being amortized over five years, and other intangibles are being amortized over three years using the straight-line method as follows (in thousands):

                                                                 TRUSOLUTIONS                     NETATTACH
                                                      -----------------------------------   ---------------------
                                                                 DEVELOPED                             DEVELOPED
                                                      GOODWILL   TECHNOLOGY   INTANGIBLES   GOODWILL   TECHNOLOGY
                                                      --------   ----------   -----------   --------   ----------
            Purchase price allocated................  $55,857      $5,600       $2,100      $30,607      $4,800
            Amortization period, in months..........       60          60           36           60          60
            Amortization expense
              per month.............................  $   931      $   93       $   58      $   510      $   80
            12 month pro forma adjustment to
               goodwill and other intangibles.......  $11,171      $1,120       $  700      $ 6,121      $  960
             6 month pro forma adjustment to
               goodwill and other intangibles.......  $ 5,586      $  560       $  350      $ 3,061      $  480

     (f) Reflects additional compensation payments required pursuant to the purchase agreements relating to the acquisition of TruSolutions and NetAttach. These payments, which are solely contingent upon the continued employment of certain key employees, are payable over three years for the TruSolutions employees and two years for the NetAttach employees. All payments are comprised

                          NOTES TO UNAUDITED PRO FORMA
         entirely of VA Linux common stock. VA Linux is recognizing this compensation expense ratably over a three and two year period for TruSolutions and NetAttach, respectively, based on the terms of the contingent employment compensation payments.

                                                       TRUSOLUTIONS   NETATTACH
                                                       ------------   ---------
                                                            (IN THOUSANDS)
    Total deferred compensation related
      to employment..................................    $96,259       $ 5,358
    Amortization period, in months...................         36            24
    Amortization expense per month...................    $ 2,674       $   223
    12 month pro forma expense to be recognized......    $32,086       $ 2,679
     6 month pro forma expense to be recognized......    $16,043       $ 1,340

     (g) Reflects goodwill and other intangible asset amortization related to the acquisition of Andover.Net, and the elimination of amortization relating to historical goodwill carried on the books of Andover.Net, which is eliminated in the purchase of Andover.Net by VA Linux. Historical amortization included in the Andover.Net financial statements, was $1,399,000 and $829,000 for the pro forma 12 months ended September 30, 1999 and the six months ended December 31, 1999, respectively. The goodwill is being amortized over four years and the intangibles are amortized over three years using the straight-line method as follows (in thousands):

                                                      ANDOVER.NET
                                                -----------------------
                                                GOODWILL    INTANGIBLES
                                                --------    -----------
Purchase price allocated......................  $168,767      $38,400
Amortization period, in months................        48           36
Amortization expense per month................  $  3,516      $ 1,067
12 month pro forma adjustment to goodwill and
  other intangibles...........................  $ 42,192      $12,800
 6 month pro forma adjustment to goodwill and
  other intangibles...........................  $ 21,096      $ 6,400

                     DESCRIPTION OF VA LINUX CAPITAL STOCK

     VA Linux is authorized to issue 260,000,000 shares, $0.001 par value per share. The authorized shares are divided into two classes which are designated common stock and preferred stock. Of the shares authorized, 250,000,000 shares are designated as common stock and 10,000,000 shares are designated as preferred stock. The following description of the capital stock of VA Linux is only a summary. You should refer to VA Linux's amended and restated certificate of incorporation and bylaws which are included as appendices to this proxy statement/prospectus.

COMMON STOCK

     As of April 3, 2000 there were 41,400,986 shares of common stock outstanding which were held of record by approximately 108 stockholders. There are outstanding options to purchase a total of 8,141,826 shares of VA Linux's common stock.

     The holders of VA Linux's common stock are entitled to one vote per share held of record on all matters submitted to a vote of the stockholders. VA Linux's amended and restated certificate of incorporation to be filed concurrently with completion of this offering, does not provide for cumulative voting in the election of directors. Subject to preferences that may be applicable to any outstanding preferred stock, the holders of common stock are entitled to receive ratably such dividends, if any, as may be declared from time to time by VA Linux's Board of Directors out of funds legally available for that purpose. In the event of VA Linux's liquidation, dissolution or winding up, holders of VA Linux's common stock are entitled to share ratably in all assets remaining after payment of liabilities, subject to prior distribution rights of preferred stock, if any, then outstanding. Holders of VA Linux's common stock have no preemptive or other subscription or conversion rights. There are no redemption or sinking fund provisions applicable to VA Linux's common stock.

PREFERRED STOCK

     Upon the completion of this offering and filing of VA Linux's amended and restated certificate of incorporation, VA Linux's Board of Directors will be authorized, without action by the stockholders, to issue 10,000,000 shares of preferred stock in one or more series and to fix the rights, preferences, privileges and restrictions thereof. These rights, preferences and privileges may include dividend rights, conversion rights, voting rights, terms of redemption, liquidation preferences, sinking fund terms and the number of shares constituting any series or the designation of any series, all or any of which may be greater than the rights of the common stock. It is not possible to state the actual effect of the issuance of all shares of preferred stock upon the right of holders of VA Linux's common stock until VA Linux's Board of Directors determines the specific rights of the holders of any preferred stock that may be issued. However, the effect might include, among other things: (a) restricting dividends on the common stock, (b) diluting the voting power of the common stock, (c) impairing the liquidation rights of the common stock and (d) delaying or preventing a change in VA Linux's control without further action by the stockholders. Upon the closing of this offering, no shares of preferred stock will be outstanding and VA Linux has no present plans to issue any shares of preferred stock.

REGISTRATION RIGHTS

     Pursuant to a registration rights agreement VA Linux entered into with holders of 19,915,082 shares of VA Linux's common stock (assuming conversion of all outstanding shares of preferred stock), the holders of these shares are entitled to certain registration rights regarding these shares. VA Linux has agreed to use its best efforts to amend the registration rights agreement so that each affiliate of Andover.Net shall also be a party to this agreement. The registration rights provide that if VA Linux proposes to register any securities under the Securities Act, either for VA Linux's own account or for the account of other security holders exercising registration rights, they are entitled to notice of the registration and are entitled to include shares of their common stock in the registration. This right is subject to conditions and limitations, including the right of the underwriters in an offering to limit the number of shares included in the registration. The holders of these shares may also require VA Linux to file up to two registration statements under the Securities Act at VA Linux's expense with respect to their shares of common stock. VA Linux is required to use VA Linux's best efforts to effect these registrations, subject to conditions and limitations. Furthermore, the holders of these shares may require VA Linux to file additional registration statements on Form S-3, subject to conditions and limitations. These rights terminate on the earlier of five years after the effective date of this offering, the date on which all shares subject to these registration rights have been sold to the public, or when a holder is able to sell all its shares pursuant to Rule 144 under the Securities Action in any 90-day period.

DELAWARE ANTI-TAKEOVER LAW AND CERTAIN CHARTER AND BYLAW PROVISIONS

     Certain provisions of Delaware law and VA Linux's certificate of incorporation and bylaws could make VA Linux's acquisition more difficult by means of a tender offer, a proxy contest or otherwise and could also make the removal of incumbent officers and directors more difficult. These provisions, summarized below, are expected to discourage certain types of coercive takeover practices and inadequate takeover bids and to encourage persons seeking to acquire control of VA Linux to first negotiate with VA Linux. VA Linux believes that the benefits of increased protection of VA Linux's potential ability to negotiate with the proponent of an unfriendly or unsolicited proposal to acquire or restructure VA Linux outweighs the disadvantages of discouraging such proposals because, among other things, negotiation of such proposals could result in an improvement of their terms.

     VA Linux is subject to Section 203 of the Delaware General Corporation Law, an anti-takeover law. In general, Section 203 prohibits a publicly held Delaware corporation from engaging in a "business combination" with an "interested stockholder" for a period of three years following the date the person became an interested stockholder, unless (with certain exceptions) the "business combination" or the transaction in which the person became an interested stockholder is approved in a prescribed manner. Generally, a "business combination" includes a merger, asset or stock sale, or other transaction resulting in a financial benefit to the interested stockholder. Generally, an "interested stockholder" is a person who, together with affiliates and associates, owns (or within three years prior to the determination of interested stockholder status, did own) 15% or more of a corporation's voting stock. The existence of this provision would be expected to have an anti-takeover effect with respect to transactions not approved in advance by the board of directors, including discouraging attempts that might result in a premium over the market price for the shares of common stock held by stockholders.

     VA Linux's certificate of incorporation eliminates the right of stockholders to act by written consent without a meeting and limits the ability of stockholders to call a special meeting. The certificate of incorporation and bylaws do not provide for cumulative voting in the election of directors. The authorization of undesignated preferred stock makes it possible for the board of directors to issue preferred stock with voting or other rights or preferences that could impede the success of any attempt to change control of VA Linux. These and other provisions may have the effect of deterring hostile takeovers or delaying changes in control or management of VA Linux. The amendment of any of these provisions would require approval by holders of at least 66 2/3% of VA Linux's outstanding common stock.

     VA Linux's Board of Directors is divided into three classes, each with staggered three-year terms. As a result, only one class of directors will be elected at each annual meeting of VA Linux's stockholders, with the other classes continuing for the remainder of their respective three-year terms.

TRANSFER AGENT AND REGISTRAR

     The transfer agent and registrar for the common stock is Boston EquiServe, N.A.

NASDAQ STOCK MARKET NATIONAL MARKET LISTING

     VA Linux's common stock is listed on The Nasdaq Stock Market's National Market under the symbol "LNUX."

        COMPARISON OF RIGHTS OF STOCKHOLDERS OF ANDOVER.NET AND VA LINUX

     Both VA Linux and Andover.Net are Delaware corporations governed by Delaware law. In addition to the applicable provisions of the Delaware General Corporation Law, currently the rights of VA Linux's stockholders are governed by VA Linux's restated certificate of incorporation and amended and restated bylaws, and the rights of Andover.Net's stockholders are currently governed by Andover.Net's amended and restated certificate of incorporation and amended and restated bylaws.

     If we complete the merger, Andover.Net stockholders will become VA Linux stockholders. After the merger, the rights of Andover.Net stockholders will be governed by VA Linux's restated certificate of incorporation and bylaws and applicable provisions of the Delaware General Corporation Law.

     Set forth below is a summary describing material differences between the rights of VA Linux's stockholders and the rights of Andover.Net's stockholders. Because VA Linux and Andover.Net are both Delaware corporations, differences between the rights of VA Linux's stockholders and Andover.Net's stockholders will arise from differences in the respective certificates of incorporation and bylaws of VA Linux and Andover.Net, rather than from differences in applicable state law.

     While we believe that this summary covers the material differences between the two companies, this summary may not contain all the information that is important to you. This summary is not intended to be a complete discussion of the certificates of incorporation and bylaws of VA Linux and Andover.Net, and it is qualified in its entirety by reference to applicable Delaware law as well as to VA Linux's and Andover.Net's respective certificates of incorporation and bylaws. You should carefully read this summary and the documents that are referenced in this summary for a more complete understanding of the differences between being a stockholder of VA Linux and a stockholder of Andover.Net. VA Linux's and Andover.Net's amended and restated certificate of incorporation and bylaws are on file with the SEC, and will also be sent to you upon request. See "Where You Can Find More Information".

           SUMMARY OF MATERIAL DIFFERENCES BETWEEN CURRENT RIGHTS OF
      ANDOVER.NET STOCKHOLDERS AND RIGHTS THOSE STOCKHOLDERS WILL HAVE AS
                   VA LINUX STOCKHOLDERS FOLLOWING THE MERGER

--------------------------------------------------------------------------------------------------------
                                       ANDOVER.NET                               VA LINUX
--------------------------------------------------------------------------------------------------------
  BOARD OF DIRECTORS
--------------------------------------------------------------------------------------------------------
  SIZE OF THE BOARD OF    The number of directors shall be fixed  The authorized number of directors of
    DIRECTORS             by resolution of the board.             the corporation is 7.
                          The current board consists of 8         The current board consists of 6
                          directors.                              directors.
--------------------------------------------------------------------------------------------------------
  REMOVAL OF DIRECTORS    Any director or the entire board of     Any director or the entire board of
                          directors, may be removed without       directors may be removed from office
                          cause by the majority of the            at any time (i) with cause by the
                          outstanding capital stock entitled to   affirmative vote of the holders of at
                          vote generally in the election of       least a majority of the voting power
                          directors, or by a two-thirds vote of   of all of the then outstanding shares
                          the board of directors.                 of voting stock, voting together as a
                                                                  single class, or (ii) without cause by
                                                                  the affirmative vote of the holders of
                                                                  at least sixty-six and two-thirds
                                                                  percent (66 2/3%) of the voting power
                                                                  of all the outstanding shares of the
                                                                  voting stock.
--------------------------------------------------------------------------------------------------------

--------------------------------------------------------------------------------------------------------
                                       ANDOVER.NET                               VA LINUX
--------------------------------------------------------------------------------------------------------
  VACANCIES ON THE BOARD  Vacancies resulting from any increase   Vacancies on the Board of Directors
    OF DIRECTORS          in the authorized number of directors   resulting from death, resignation,
                          will be filled by a majority of the     disqualification, removal, or other
                          directors then in office, though less   causes shall be filled by either (i)
                          than a quorum, unless previously        the affirmative vote of the holders of
                          filled by the stockholders entitled to  a majority of the voting power of the
                          vote for the election of directors,     then-outstanding shares of voting
                          and the directors so chosen shall hold  stock of the Corporation entitled to
                          subject to the bylaws until the next    vote generally in the election of
                          annual meeting of stockholders at       directors voting together as a single
                          which the term of office of their       class; or (ii) by the affirmative vote
                          class expires and their successors are  of a majority of the remaining
                          duly elected and qualified or until     directors then in office, even though
                          their earlier resignation or removal.   less than a quorum of the Board of
                                                                  Directors. Newly created directorships
                                                                  resulting from any increase in the
                                                                  number of directors shall, unless the
                                                                  Board of Directors determines by
                                                                  resolution that any such newly created
                                                                  directorship shall be filled by the
                                                                  stockholders, be filled only by the
                                                                  affirmative vote of the directors then
                                                                  in office, even though less than a
                                                                  quorum of the Board of Directors. Any
                                                                  director elected to hold a newly
                                                                  created directorship shall hold the
                                                                  office for the remainder of the full
                                                                  term of the class of directors in
                                                                  which the new directorship was created
                                                                  or the vacancy occurred and until such
                                                                  director's successor shall have been
                                                                  elected and qualified.
                                                                  The VA Linux bylaws provide that
                                                                  whenever the holders of any class or
                                                                  classes of stock or series thereof is
                                                                  entitled to elect one or more
                                                                  directors by the provisions of the
                                                                  certificate of incorporation,
                                                                  vacancies and newly created
                                                                  directorships of such class or classes
                                                                  or series may be filled by a majority
                                                                  of the directors elected by such class
                                                                  or classes or series thereof then in
                                                                  office, or by a sole remaining
                                                                  director.


--------------------------------------------------------------------------------------------------------
  STOCKHOLDERS' MEETINGS
--------------------------------------------------------------------------------------------------------
  ANNUAL MEETINGS         The annual meeting will be held on the  The annual meeting of the stockholders
                          2nd Tuesday of April in each year at    will be held each year on a date and
                          10:00 A.M. or at such other date and    time designated by the board of
                          time as designated by the board of      directors.
                          directors, the chairman of the board
                          or the president.
--------------------------------------------------------------------------------------------------------
  SPECIAL MEETINGS        Special meetings may be called by the   Special meetings of the stockholders
                          president, the chairman of the board    may be called at any time by the (i)
                          or the board itself and must be called  board of directors, (ii) the chairman
                          by the president or secretary at the    of the board or (iii) the chief
                          written request of a majority of the    executive officer. Stockholders do not
                          directors then in office.               have the right to call a special
                                                                  meeting.
                          Stockholders do not have the right to
                          call a special meeting.
--------------------------------------------------------------------------------------------------------

--------------------------------------------------------------------------------------------------------
                                       ANDOVER.NET                               VA LINUX
--------------------------------------------------------------------------------------------------------
  ADVANCE NOTICE          Stockholders must receive notice of a   ADVANCE NOTICE OF MEETING:
    PROVISIONS            meeting (whether annual or special)
                          not less than ten days nor more than    Stockholders must receive notice of a
                          sixty days before the date of the       meeting (whether annual or special)
                          meeting.                                not less than ten days nor more than
                                                                  sixty days before the date of the
                                                                  meeting.
                                                                  ADVANCE NOTICE OF STOCKHOLDER NOMINEES
                                                                  AND STOCKHOLDER BUSINESS:
                                                                  In order to be properly brought before
                                                                  an annual meeting or special meeting,
                                                                  nominations for the election of
                                                                  director or other business must be (i)
                                                                  specified in the notice of meeting (or
                                                                  any supplement thereto) given by or at
                                                                  the direction of the board of
                                                                  directors, (ii) otherwise properly
                                                                  brought before the meeting by or at
                                                                  the direction of the board of
                                                                  directors, or (iii) otherwise properly
                                                                  brought before the meeting by a
                                                                  stockholder. For such nominations or
                                                                  other business to be considered
                                                                  properly brought before the meeting by
                                                                  a stockholder, such stockholder must
                                                                  have given timely notice and in proper
                                                                  form of his intent to bring such
                                                                  business before such meeting, as
                                                                  described in the bylaws of the
                                                                  corporation.
--------------------------------------------------------------------------------------------------------
  ACTION BY CONSENT OF    Any action to be taken by the           Stockholders may not take action
    STOCKHOLDERS          stockholders may be taken without a     without at meeting.
                          meeting, without prior notice and
                          without a vote, only if all
                          stockholders entitled to vote on the
                          matter consent to the action in
                          writing.
--------------------------------------------------------------------------------------------------------
  AMENDMENTS TO
    ORGANIZATIONAL
    DOCUMENTS
--------------------------------------------------------------------------------------------------------
  CERTIFICATE OF          The Delaware General Corporation Law    The VA Linux certificate of
    INCORPORATION         generally requires a vote of            incorporation requires the affirmative
                          Andover.Net's board of directors        vote of two-thirds of the then
                          followed by the affirmative vote of     outstanding shares of the voting stock
                          the holders of a majority of the        of the corporation, voting together as
                          outstanding stock of each class         a single class, to alter, amend or
                          entitled to vote for any amendment to   repeal the provisions relating to the
                          the certificate of incorporation        number of and election and removal of
                          unless a higher vote is required by     directors and shareholder action.
                          the corporation's certificate of
                          incorporation. If an amendment alters
                          the powers, preferences or special
                          rights of a particular class or series
                          of stock so as to affect them
                          adversely, that class or series
                          generally has the power to vote as a
                          class notwithstanding the absence of
                          any specifically enumerated power in
                          the certificate of incorporation.
--------------------------------------------------------------------------------------------------------

--------------------------------------------------------------------------------------------------------
                                       ANDOVER.NET                               VA LINUX
--------------------------------------------------------------------------------------------------------
  BYLAWS                  The bylaws may be altered, amended or   The VA Linux bylaws provide that the
                          repealed or new bylaws may be adopted   bylaws of the corporation may be
                          by the stockholders or by the board,    adopted, amended or repealed by the
                          at any regular or special meeting of    stockholders entitled to vote and that
                          the stockholders or of the board of     the certificate of incorporation may
                          directors, or by the written consent    confer the power upon the directors to
                          of a majority in interest of the        adopt, amend or repeal the bylaws. The
                          outstanding voting stock of             fact that such power has been
                          Andover.Net or by the unanimous         conferred upon the directors does not
                          written consent of the directors. The   divest the stockholders of the power,
                          power of the board of directors to      nor does it limit their power to
                          adopt, amend or repeal the bylaws will  adopt, amend or repeal bylaws.
                          not divest or limit the power of the
                          stockholders to adopt, amend or repeal  The VA Linux certificate of
                          bylaws.                                 incorporation expressly confers upon
                                                                  the board of directors the power to
                                                                  make, alter, amend and repeal the
                                                                  bylaws. The certificate of
                                                                  incorporation also requires the
                                                                  affirmative vote of two-thirds of the
                                                                  voting power of the then outstanding
                                                                  shares of voting stock, voting
                                                                  together as a single class, in order
                                                                  for the stockholders to adopt, amend
                                                                  or repeal the section of the bylaws
                                                                  relating to the annual meeting and
                                                                  special meeting of stockholders.
--------------------------------------------------------------------------------------------------------
  INDEMNIFICATION         Andover.Net will indemnify its          VA Linux's amended and restated
                          directors, officers, employees and      certificate of incorporation and
                          agents against expenses, judgments,     bylaws also provide that VA Linux
                          fines and amounts paid in settlement.   shall indemnify VA Linux's directors
                                                                  and executive officers and may
                          Expenses, including attorneys' fees,    indemnify VA Linux's other officers
                          incurred in defending an action will    and employees and other agents to the
                          be paid by the corporation in advance   fullest extent permitted by law. VA
                          of the final disposition of such        Linux believes that indemnification
                          action, promptly after the corporation  under VA Linux's bylaws covers at
                          receives a request therefor. The        least negligence and gross negligence
                          claimant must post an undertaking to    on the part of indemnified parties. VA
                          repay such amount if it is ultimately   Linux's bylaws also permit VA Linux to
                          determined that the claimant is not     secure insurance on behalf of any
                          entitled to be indemnified by the       officer, director, employee or other
                          corporation.                            agent for any liability arising out of
                                                                  his or her actions in such capacity,
                          The right to indemnification continues  regardless of whether VA Linux's
                          to persons who have ceased to be        bylaws would permit indemnification.
                          directors, officers, employees or
                          agents and inures to the benefit of     VA Linux is entering into
                          their heirs, executors and              indemnification agreements with each
                          administrators.                         of VA Linux's officers and directors
                                                                  containing provisions that require VA
                          A majority vote of a quorum consisting  Linux to, among other things,
                          of directors who were not parties to    indemnify VA Linux's officers and
                          such an action or if such a quorum is   directors against liabilities that may
                          not obtainable, independent legal       arise by reason of their status or
                          counsel (if such quorum is not          service as directors or officers
                          obtainable or, even if obtainable, a    (other than liabilities arising from
                          quorum of disinterested directors so    willful misconduct of a culpable
                          directs) or the stockholders will       nature), to advance their expenses
                          determine if indemnification is         incurred as a result of any proceeding
                          proper.                                 against them as to which they could be
                                                                  indemnified, and to cover VA Linux's
                                                                  directors and officers under any of VA
                                                                  Linux's liability insurance policies
                                                                  applicable to VA Linux's directors and
                                                                  officers.
--------------------------------------------------------------------------------------------------------

                                    EXPERTS

     The financial statements and schedules included in this proxy statement/prospectus to the extent and for the periods indicated in their reports have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their reports with respect thereto, and are included herein in reliance upon the authority of said firm as experts in giving said reports.

     Representatives for Arthur Andersen LLP, independent auditors for Andover.Net for the current year and for the most recently completed fiscal year: (a) are expected to be present at the special meeting; (b) will have the opportunity to make a statement if they desire to do so; and (c) are expected to be available to respond to appropriate questions.

                                 LEGAL MATTERS

     The legality of the shares of VA Linux common stock offered will be passed upon for VA Linux by Wilson Sonsini Goodrich & Rosati of Palo Alto, California, counsel for VA Linux. As of the date of this proxy statement/prospectus, WS Investment Company 98B, WS Investment Company 99A and WS Investment Company 99B, each an investment partnership composed of certain current and former members of and persons associated with Wilson Sonsini Goodrich & Rosati, Professional Corporation, in addition to certain current individual members of Wilson Sonsini Goodrich & Rosati, Professional Corporation, beneficially own an aggregate of 102,584 shares of VA Linux Systems, Inc. common stock.

     Wilson Sonsini Goodrich & Rosati and Hutchins Wheeler & Dittmar, A Professional Corporation, of Boston, Massachusetts, counsel for Andover.Net, have delivered opinions concerning certain federal income tax consequences of the merger. See "The Merger -- Material Federal Income Tax Consequences" and "The Reorganization Agreement -- Conditions to Precedent to the Merger". As of the date of this Proxy Statement/Prospectus, certain stockholders of Hutchins, Wheeler & Dittmar, A Professional Corporation, beneficially own 9,166 shares of Andover.Net common stock.

                          FUTURE STOCKHOLDER PROPOSALS

     If the merger is not consummated, the only proposals of holders of Andover.Net common stock eligible to be considered for inclusion in the proxy statement and form of proxy relating to the Annual Meeting of the Stockholders of Andover.Net in 2001 will be those which have been duly received by Andover.Net, 50 Nagog Park, Acton, Massachusetts 01720, no later than December 31, 2000 (which date is 120 days prior to the anticipated mailing date of the proxy statement and form of proxy relating to such Annual Meeting). Receipt by Andover.Net of any such proposal from a stockholder will not ensure its inclusion in the proxy materials because there are other requirements in the proxy rules for such inclusions. If Andover.Net is not notified of a stockholder proposal by March 16, 2001, then proxies held by management of Andover.Net provide discretionary authority to vote on such stockholder proposal, even though the proposal is not discussed in the proxy statement. If the merger is approved at the Special Meeting, no Annual Meeting will be held in 2000.

                      WHERE YOU CAN FIND MORE INFORMATION

     VA Linux and Andover.Net file annual, quarterly and special reports, proxy statements and other information with the SEC. You may read and copy reports, proxy statements and other information filed by VA Linux and Andover.Net with the SEC at the following locations:

     - SEC's public reference room located at Judiciary Plaza, 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549; and

     - Public reference facilities in the SEC's regional offices located at 500 West Madison Street, Suite 1400, Chicago, Illinois 60661, and 7 World Trade Center, Suite 1300, New York, New York 10048.

     You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. You may also obtain copies of the materials described above at prescribed rates by writing to the SEC, Public Reference Section, 450 Fifth Street, N.W., Washington, D.C. 20549.

     VA Linux and Andover.Net file their reports, proxy statements and other information electronically with the SEC. You may access information on VA Linux and Andover.Net at the SEC's web site containing reports, proxy statements and other information at: http://www.sec.gov.

     VA Linux has filed a Registration Statement on Form S-4 to register with the SEC the VA Linux common stock to be issued to Andover.Net stockholders in the merger. This document is part of that registration statement and constitutes a prospectus of VA Linux in addition to being a proxy statement to the Andover.Net stockholders. All information contained in this proxy statement/prospectus relating to VA Linux has been supplied by VA Linux, and all information relating to Andover.Net has been supplied by Andover.Net.

     YOU SHOULD RELY ON THE INFORMATION CONTAINED IN THIS PROXY STATEMENT/PROSPECTUS TO VOTE ON THE REORGANIZATION AGREEMENT AND MERGER. WE HAVE NOT AUTHORIZED ANYONE TO PROVIDE YOU WITH INFORMATION THAT IS DIFFERENT FROM WHAT IS CONTAINED IN THIS PROXY STATEMENT/PROSPECTUS. YOU SHOULD NOT ASSUME THAT THE INFORMATION CONTAINED IN THIS PROXY STATEMENT/PROSPECTUS IS ACCURATE AS OF ANY DATE OTHER THAN MAY 5, 2000. THIS PROXY STATEMENT/PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY ANY SECURITIES, OR THE SOLICITATION OF A PROXY, IN ANY JURISDICTION IN WHICH, OR TO ANY PERSON TO WHOM, IT IS UNLAWFUL TO MAKE ANY SUCH OFFER OR SOLICITATION.

                         INDEX TO FINANCIAL STATEMENTS

                                                              PAGE
                                                              ----
VA LINUX SYSTEMS, INC.
  Report of Independent Public Accountants..................  F-2
  Balance Sheets as of July 31, 1998 and 1999 and January
     28, 2000...............................................  F-3
  Statements of Operations for the Years Ended July 31,
     1997, 1998 and 1999 and the Six Months Ended January
     31, 1999 and January 28, 2000..........................  F-4
  Statements of Stockholders' Equity (Deficit) for the Years
     Ended July 31, 1997, 1998 and 1999.....................  F-5
  Statements of Cash Flows for the Years Ended July 31,
     1997, 1998 and 1999 and the Six Months Ended January
     31, 1999 and January 28, 2000..........................  F-6
  Notes to Financial Statements.............................  F-7
ANDOVER.NET INC.
  Report of Independent Public Accountants..................  F-20
  Balance Sheets as of September 30, 1998 and 1999 and
     December 31, 1999......................................  F-21
  Statements of Operations for the Years Ended September 30,
     1997, 1998 and 1999 and the Three Months Ended December
     31, 1998 and 1999......................................  F-22
  Statements of Stockholders' Equity (Deficit) for the Years
     Ended September 30, 1997, 1998 and 1999 and the Three
     Months Ended December 31, 1999.........................  F-23
  Statements of Cash Flows for the Years Ended September 30,
     1997, 1998 and 1999 and the Three Months Ended December
     31, 1998 and 1999......................................  F-24
  Notes to Financial Statements.............................  F-25
TRUSOLUTIONS, INC.
  Report of Independent Public Accountants..................  F-46
  Balance Sheets as of December 31, 1999 and March 31,
     1999...................................................  F-47
  Statements of Operations for the Nine Months Ended
     December 31, 1999 and the Year Ended March 31, 1999....  F-48
  Statements of Stockholders' Deficit for the Nine Months
     Ended December 31, 1999 and the Year Ended March 31,
     1999...................................................  F-49
  Statements of Cash Flows for the Nine Months Ended
     December 31, 1999 and the Year Ended March 31, 1999....  F-50
  Notes to Financial Statements.............................  F-51
NETATTACH, INC.
  Report of Independent Public Accountants..................  F-60
  Balance Sheets as of June 30, 1999 and December 31,
     1999...................................................  F-61
  Statements of Operations for the Year Ended June 30, 1999
     and the Six Months Ended December 31, 1998 and 1999....  F-62
  Statements of Stockholders' Deficit.......................  F-63
  Statements of Cash Flows for the Year Ended June 30, 1999
     and the Six Months Ended December 31, 1998 and 1999....  F-64
  Notes to Financial Statements.............................  F-65

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Board of Directors and Stockholders of VA Linux Systems, Inc.:

     We have audited the accompanying balance sheets of VA Linux Systems, Inc. (a Delaware corporation) as of July 31, 1998 and 1999, and the related statements of operations, stockholders' equity (deficit) and cash flows for each of the three years in the period ended July 31, 1999. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of VA Linux, Inc. as of July 31, 1998 and 1999, and the results of its operations and its cash flows for each of the three years in the period ended July 31, 1999 in conformity with accounting principles generally accepted in the United States.

                                      ARTHUR ANDERSEN LLP

San Jose, California
September 30, 1999 (except with
respect to the matters referred to
in Note 10, as to which the date
is November 29, 1999)

                             VA LINUX SYSTEMS, INC.

                                 BALANCE SHEETS
                    (IN THOUSANDS, EXCEPT SHARE INFORMATION)

                                                                  JULY 31,
                                                              -----------------   JANUARY 28,
                                                               1998      1999        2000
                                                              ------   --------   -----------
                                                                                  (UNAUDITED)
ASSETS
Current assets:
  Cash and cash equivalents.................................  $   62   $ 18,653    $148,510
  Accounts receivable, net of allowances of $39, $207 and
     $821, respectively.....................................     746      4,033      11,537
  Inventories...............................................     315      1,971          --
  Prepaid expenses and other assets.........................       3        381       1,470
                                                              ------   --------    --------
     Total current assets...................................   1,126     25,038     161,517
Property and equipment, net.................................      55      1,759       2,931
Other assets................................................      14        798         807
                                                              ------   --------    --------
                                                              $1,195   $ 27,595    $165,255
                                                              ======   ========    ========
LIABILITIES AND STOCKHOLDERS' (DEFICIT) EQUITY
Current liabilities:
  Current portion of loan and notes payable.................  $  275   $    759    $    563
  Accounts payable..........................................     820      6,243       9,629
  Accrued warranty..........................................     167        239         607
  Accrued liabilities and other.............................      78      1,567       3,737
                                                              ------   --------    --------
     Total current liabilities..............................   1,340      8,808      14,536
                                                              ------   --------    --------
Notes payable and other, net of current portion.............     275        424         575
                                                              ------   --------    --------
Commitments (Note 5)
Stockholders' (deficit) equity:
  Convertible preferred stock, $0.001 par value;
     Authorized -- 20,149,322
     Outstanding -- 0 shares at July 31, 1998; 18,651,914 at
     July 31, 1999; 0 at January 28, 2000...................      --         19          --
  Common stock , $0.001 par value;
     Authorized -- 250,000,000
     Outstanding -- 5,100,000 shares at July 31, 1998;
     15,444,860 at July 31, 1999; 41,385,986 at January 28,
     2000...................................................       5         15          41
Additional paid-in capital..................................      24     45,461     219,956
Stockholder note receivable.................................      --        (50)         --
Deferred stock compensation.................................      --    (12,121)    (28,376)
Accumulated deficit.........................................    (449)   (14,961)    (41,477)
                                                              ------   --------    --------
     Total stockholders' (deficit) equity...................    (420)    18,363     150,144
                                                              ------   --------    --------
                                                              $1,195   $ 27,595    $165,255
                                                              ======   ========    ========

   The accompanying notes are an integral part of these financial statements.

                             VA LINUX SYSTEMS, INC.

                            STATEMENTS OF OPERATIONS
                    (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

                                                                                       SIX MONTHS ENDED
                                                         YEAR ENDED JULY 31,       -------------------------
                                                      --------------------------   JANUARY 31,   JANUARY 28,
                                                       1997     1998      1999        1999          2000
                                                      ------   ------   --------   -----------   -----------
                                                                                          (UNAUDITED)
Net revenues........................................  $2,743   $5,556   $ 17,710     $ 5,605      $ 35,039
Cost of revenues....................................   2,562    4,494     17,766       5,377        30,243
                                                      ------   ------   --------     -------      --------
    Gross margin....................................     181    1,062        (56)        228         4,796
                                                      ------   ------   --------     -------      --------
Operating expenses:
  Sales and marketing...............................     310      382      5,183         583        12,175
  Research and development..........................     115      180      3,189         264         5,205
  General and administrative........................     218      427      3,791         790         3,154
  Amortization of deferred stock compensation.......      --       --      2,312         489         7,113
                                                      ------   ------   --------     -------      --------
  Total operating expenses..........................     643      989     14,475       2,126        27,647
                                                      ------   ------   --------     -------      --------
Income (loss) from operations.......................    (462)      73    (14,531)     (1,898)      (22,851)
Interest and other income (expense), net............     (12)      11         19         (14)        1,235
                                                      ------   ------   --------     -------      --------
Net income (loss)...................................    (474)      84    (14,512)     (1,912)      (21,616)
                                                      ======   ======   ========     =======      ========
Dividend related to convertible preferred stock.....      --       --         --          --        (4,900)
                                                      ------   ------   --------     -------      --------
Net income (loss) attributable to common
  stockholders......................................  $ (474)  $   84   $(14,512)    $(1,912)     $(26,516)
                                                      ======   ======   ========     =======      ========
Basic net income (loss) per share...................  $(0.05)  $ 0.02   $  (2.62)    $ (0.46)     $  (1.73)
Diluted net income (loss) per share.................  $(0.05)  $ 0.01   $  (2.62)    $ (0.46)     $  (1.73)
Shares used in computing basic net income (loss)
  per share.........................................   9,467    5,100      5,530       4,152        15,372
Shares used in computing diluted net income (loss)
  per share.........................................   9,467   12,249      5,530       4,152        15,372

   The accompanying notes are an integral part of these financial statements.

                             VA LINUX SYSTEMS, INC.

                  STATEMENTS OF STOCKHOLDERS' EQUITY (DEFICIT)
                    (IN THOUSANDS, EXCEPT SHARE INFORMATION)

                                         CONVERTIBLE
                                       PREFERRED STOCK        COMMON STOCK       ADDITIONAL   STOCKHOLDER
                                     -------------------   -------------------    PAID-IN        NOTE       DEFERRED STOCK
                                       SHARES     AMOUNT     SHARES     AMOUNT    CAPITAL     RECEIVABLE     COMPENSATION
                                     ----------   ------   ----------   ------   ----------   -----------   --------------
BALANCE AT JULY 31, 1996...........          --    $--     15,000,000    $ 15     $    69        $ --          $     --
  Issuance of convertible preferred
    stock for cash.................   1,734,000      2             --      --         498          --                --
  Repurchase of common stock for
    cash...........................          --     --     (9,900,000)    (10)        (45)         --                --
  Net loss.........................          --     --             --      --          --          --                --
                                     ----------    ---     ----------    ----     -------        ----          --------
BALANCE AT JULY 31, 1997...........   1,734,000      2      5,100,000       5         522          --                --
  Repurchase of convertible
    preferred stock in exchange for
    note payable...................  (1,734,000)    (2)            --      --        (498)         --                --
  Net income.......................          --     --             --      --          --          --                --
                                     ----------    ---     ----------    ----     -------        ----          --------
BALANCE AT JULY 31, 1998...........          --     --      5,100,000       5          24          --                --
  Issuance of Series A convertible
    preferred stock for cash and
    note receivable, net...........  12,149,322     12             --      --       5,482         (50)               --
  Exercise of stock options and
    stock purchase rights for cash
    and services rendered..........          --     --     10,304,860      10         308          --                --
  Issuance of Series B convertible
    preferred stock for cash,
    net............................   6,502,592      7             --      --      25,084          --                --
  Issuance of common stock for
    assets acquired................          --     --         40,000      --          20          --                --
  Fair value of options and stock
    purchase rights granted for
    services rendered and assets
    acquired.......................          --     --             --      --         110          --                --
  Deferred stock compensation......          --     --             --      --      14,433          --           (14,433)
  Amortization of deferred stock
    compensation...................          --     --             --      --          --          --             2,312
  Net loss.........................          --     --             --      --          --          --                --
                                     ----------    ---     ----------    ----     -------        ----          --------
BALANCE AT JULY 31, 1999...........  18,651,914    $19     15,444,860    $ 15     $45,461        $(50)         $(12,121)
                                     ==========    ===     ==========    ====     =======        ====          ========

                                       RETAINED         TOTAL
                                       EARNINGS     STOCKHOLDERS'
                                     (ACCUMULATED     (DEFICIT)
                                       DEFICIT)        EQUITY
                                     ------------   -------------
BALANCE AT JULY 31, 1996...........    $     66       $    150
  Issuance of convertible preferred
    stock for cash.................          --            500
  Repurchase of common stock for
    cash...........................         (75)          (130)
  Net loss.........................        (474)          (474)
                                       --------       --------
BALANCE AT JULY 31, 1997...........        (483)            46
  Repurchase of convertible
    preferred stock in exchange for
    note payable...................         (50)          (550)
  Net income.......................          84             84
                                       --------       --------
BALANCE AT JULY 31, 1998...........        (449)          (420)
  Issuance of Series A convertible
    preferred stock for cash and
    note receivable, net...........          --          5,444
  Exercise of stock options and
    stock purchase rights for cash
    and services rendered..........          --            318
  Issuance of Series B convertible
    preferred stock for cash,
    net............................          --         25,091
  Issuance of common stock for
    assets acquired................          --             20
  Fair value of options and stock
    purchase rights granted for
    services rendered and assets
    acquired.......................          --            110
  Deferred stock compensation......          --             --
  Amortization of deferred stock
    compensation...................          --          2,312
  Net loss.........................     (14,512)       (14,512)
                                       --------       --------
BALANCE AT JULY 31, 1999...........    $(14,961)      $ 18,363
                                       ========       ========

   The accompanying notes are an integral part of these financial statements.

                             VA LINUX SYSTEMS, INC.

                            STATEMENTS OF CASH FLOWS
                                 (IN THOUSANDS)

                                                                                      SIX MONTHS ENDED
                                                      YEAR ENDED JULY 31,        --------------------------
                                                   --------------------------    JANUARY 31,    JANUARY 28,
                                                   1997     1998       1999         1999           2000
                                                   -----    -----    --------    -----------    -----------
                                                                                        (UNAUDITED)
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income (loss)................................  $(474)   $  84    $(14,512)     $(1,912)      $(21,616)
  Adjustments to reconcile net income (loss) to
    net cash provided by (used in) operating
    activities:
    Depreciation and amortization................      9       18         449          110            537
    Loss on disposal of assets...................     --       --          75           84            177
    Amortization of deferred stock
      compensation...............................     --       --       2,312          489          7,113
    Non-cash compensation expense................     --       --          64            5          1,434
    Changes in assets and liabilities:
      Accounts receivable........................   (149)    (449)     (3,287)        (610)        (7,504)
      Inventories................................   (102)     (76)     (1,656)           7          1,971
      Prepaid expenses and other assets..........     (1)     (11)       (517)         (26)        (1,162)
      Accounts payable...........................    279      403       5,423        1,207          3,386
      Accrued liabilities and other..............     74      (12)      1,426          208          2,172
      Accrued warranty...........................     39      129          72          (72)           368
                                                   -----    -----    --------      -------       --------
         Net cash provided by (used in) operating
           activities............................   (325)      86     (10,151)        (510)       (13,124)
                                                   -----    -----    --------      -------       --------
CASH FLOWS FROM INVESTING ACTIVITIES:
  Purchase of property and equipment.............    (25)     (44)     (2,139)        (447)        (1,763)
  Purchase of other long-lived assets............     --       --        (154)          --             --
                                                   -----    -----    --------      -------       --------
         Net cash used in investing activities...    (25)     (44)     (2,293)        (447)        (1,763)
                                                   -----    -----    --------      -------       --------
CASH FLOWS FROM FINANCING ACTIVITIES:
  Payments on notes payable......................     --       --        (275)        (275)           (45)
  Proceeds from borrowings on equipment loan and
    line of credit...............................     --       --         700           --             --
  Repayments of borrowings on equipment loan and
    line of credit...............................     --       --        (200)          --             --
  Proceeds from stockholder note receivable......                                                      50
  Proceeds from issuance of convertible preferred
    stock, net...................................    500       --      30,535        3,885          4,834
  Proceeds from issuance of common stock.........     --       --         275           --        139,930
  Repurchase of common stock.....................   (130)      --          --           --            (25)
                                                   -----    -----    --------      -------       --------
         Net cash provided by financing
           activities............................    370       --      31,035        3,610        144,744
                                                   -----    -----    --------      -------       --------
Net increase in cash and cash equivalents........     20       42      18,591        2,653        129,857
Cash and cash equivalents, beginning of period...     --       20          62           62         18,653
                                                   -----    -----    --------      -------       --------
Cash and cash equivalents, end of period.........  $  20    $  62    $ 18,653      $ 2,715       $148,510
                                                   =====    =====    ========      =======       ========
SUPPLEMENTAL CASH FLOW INFORMATION:
  Repurchase of convertible preferred stock
    pursuant to notes payable....................  $  --    $ 550    $     --      $    --       $     --
  Issuance of convertible preferred stock for
    note receivable..............................  $  --    $  --    $     50      $    --       $     --
  Issuance of convertible preferred stock for
    assets.......................................  $  --    $  --    $     --      $    --       $     50
  Dividends on convertible preferred stock.......  $  --    $  --    $     --      $    --       $  4,900

   The accompanying notes are an integral part of these financial statements.

                             VA LINUX SYSTEMS, INC.

                         NOTES TO FINANCIAL STATEMENTS
     (INFORMATION AS OF JANUARY 31, 1999 AND JANUARY 28, 2000 IS UNAUDITED)

1. ORGANIZATION AND OPERATIONS OF THE COMPANY:

     VA Linux Systems, Inc. ("the Company"), formerly known as VA Research, Inc., was incorporated in California in January 1995 and is a provider of Linux-based computer systems and services. Additionally, the Company has recently established a professional services organization to provide other services including system architecture design, system integration and security consulting. Effective August 1, 1999, the Company began operating on a 52-53 week year ending the Friday before July 31. Accordingly, the accompanying statements of operations, stockholders' (deficit) equity and cash flow for the second quarter of fiscal 2000 reflect the period ended January 28, 2000.

     The Company is subject to certain risks including the emergence of the Linux industry, dependence on a key supplier for manufacturing, competition from larger, more established companies, short product life cycles, the Company's ability to develop and bring to market new products on a timely basis, dependence on key employees, the ability to attract and retain additional qualified personnel and the ability to obtain adequate financing to support growth.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

Use of Estimates

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the period. Actual results could differ from those estimates.

Unaudited Interim Financial Data

     The unaudited interim financial statements for the six months ended January 31, 1999 and January 28, 2000 have been prepared on the same basis as the audited financial statements and, in the opinion of management, reflect all normal recurring adjustments necessary to present fairly the financial information set forth therein, in accordance with generally accepted accounting principles.

Cash and Cash Equivalents

     The Company considers all highly liquid debt instruments or money-market type funds with an original maturity of three months or less to be cash equivalents. Cash and cash equivalents consist principally of cash deposited in money market and checking accounts.

Inventories

     Inventories are stated at the lower of cost or market and consist of the following (in thousands):

                                                                 JULY 31,
                                                              --------------
                                                              1998     1999
                                                              ----    ------
Raw materials...............................................  $256    $1,813
Finished goods..............................................    59       158
                                                              ----    ------
  Total.....................................................  $315    $1,971
                                                              ====    ======

     Provisions, when required, are made to reduce excess and obsolete inventories to their estimated net realizable values. Due to competitive pressures and technological innovation, it is possible that estimates of

                             VA LINUX SYSTEMS, INC.

     (INFORMATION AS OF JANUARY 31, 1999 AND JANUARY 28, 2000 IS UNAUDITED)

net realizable value could change in the near term. The inventory value as of January 28, 2000 was zero due to the sale, at cost, of material to the Company's contract manufacturer.

Property and Equipment

     Property and equipment are stated at cost and are depreciated using the straight-line method over the estimated useful lives (three to five years) of the assets. Leasehold improvements are amortized over the corresponding lease term.

     Property and equipment consists of the following (in thousands):

                                                                 JULY 31,
                                                              --------------
                                                              1998     1999
                                                              ----    ------
Computer and office equipment...............................  $ 22    $1,314
Furniture and fixtures......................................    76       110
Leasehold improvements......................................    --       572
Software....................................................    --       125
                                                              ----    ------
  Total property and equipment..............................    98     2,121
Less: Accumulated depreciation and amortization.............   (43)     (362)
                                                              ----    ------
  Property and equipment, net...............................  $ 55    $1,759
                                                              ====    ======

     The Company periodically evaluates the carrying amount of its long-lived assets and applies the provisions of SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of" ("SFAS No. 121"). SFAS No. 121 requires that long-lived assets and certain identifiable intangibles to be held and used or disposed of by an entity be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable.

Revenue Recognition

     Product revenues from the sale of Linux-based servers and desktop computers are recognized upon shipment of goods. The Company does not grant to its customers any rights to return products. The Company provides allowances for warranty costs at the time of shipment. Revenues from customer support services, including on-site maintenance and technical support, are recognized pro-rata over the term of the related service agreement. Revenues from professional service contracts, including planning, deployment and installation, systems integration, performance analysis and security consulting of Linux-based solutions, are recognized as revenue on a completed contract basis. For the years ended July 31, 1997, 1998 and 1999, and for the six months ended January 31, 1999 and January 28, 2000, revenues from customer support services and professional service contracts have not been material.

Stock Split

     Effective October 15, 1998 and March 30, 1999, the Company completed a 2-for-1 and 3-for-2 split, respectively, of its common stock. As a result of the stock splits, outstanding and reserved common shares increased. The rights of the holders of these securities were not otherwise modified. Subsequent to July 31, 1999, the Board of Directors approved, subject to stockholder approval, additional stock splits (see Note 10).

                             VA LINUX SYSTEMS, INC.

     (INFORMATION AS OF JANUARY 31, 1999 AND JANUARY 28, 2000 IS UNAUDITED)

Stock-Based Compensation and Equity Instruments Exchanged for Services and
Assets

     The Financial Accounting Standards Board issued SFAS No. 123, "Accounting for Stock-Based Compensation" ("SFAS No. 123"), in October 1995. SFAS No. 123 permits the use of either a fair value based method or the method defined in Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" ("APB No. 25"), to account for stock-based compensation arrangements. Companies that elect to employ the valuation method provided in APB No. 25 are required to disclose the pro forma net income (loss) that would have resulted from the use of the fair value based method. The Company has elected to continue to determine the value of stock-based compensation arrangements under the provisions of APB No. 25 and, accordingly, it has included the pro forma disclosures required under SFAS No. 123 in the financial statements (see Note
8).

     The value of options, stock purchase rights and stock exchanged for services rendered or assets acquired are valued using the Black-Scholes option pricing model. To calculate the expense or asset value, the Company uses either the fair value of the consideration received or the fair value of the equity instruments issued, whichever is more reliably measurable.

Software Development Costs

     In accordance with SFAS No. 86, "Accounting for the Cost of Computer Software to be Sold, Leased, or Otherwise Marketed," development costs incurred in the research and development of new software products are expensed as incurred until technological feasibility in the form of a working model has been established. To date, the Company's software development has been completed concurrent with the establishment of technological feasibility and, accordingly, all software development costs have been charged to research and development expense in the accompanying statements of operations.

Computation of Per Share Amounts

     Basic net income (loss) per common share and diluted net income (loss) per common share are presented in conformity with SFAS No. 128, "Earnings Per Share" ("SFAS No. 128") for all periods presented. Pursuant to Securities and Exchange Commission Staff Accounting Bulletin No. 98, common stock and convertible preferred stock issued or granted for nominal consideration prior to the anticipated effective date of the initial public offering must be included in the calculation of basic and diluted net income (loss) per common share as if such stock had been outstanding for all periods presented. To date, the Company has not had any issuances or grants for nominal consideration.

     In accordance with SFAS No. 128, basic net income (loss) per common share has been calculated using the weighted-average number of shares of common stock outstanding during the period, less shares subject to repurchase. For the years ended July 31, 1997 and 1999, and the six months ended January 31, 1999 and January 28, 2000, the Company has excluded all convertible preferred stock and outstanding stock options from the calculation of diluted net loss per common share because all such securities are antidilutive for those periods. The total number of shares excluded from the calculations of diluted net loss per common share were 3,245,000 and 25,320,000 for the years ended July 31, 1997 and 1999, respectively, and 9,809,934 and 8,177,826 for the six months ended January 31, 1999 and January 28, 2000, respectively. Pro forma basic net loss per common share has been calculated assuming the conversion of the convertible preferred stock using the if-converted method into an equivalent number of common shares as if the shares had been converted on the dates of issuance.

                             VA LINUX SYSTEMS, INC.

     (INFORMATION AS OF JANUARY 31, 1999 AND JANUARY 28, 2000 IS UNAUDITED)

     The following table presents the calculation of basic, diluted and pro forma basic net income (loss) per share (in thousands, except per share data):

                                                                                       SIX MONTHS ENDED
                                                      YEAR ENDED JULY 31,         --------------------------
                                                 -----------------------------    JANUARY 31,    JANUARY 28,
                                                  1997      1998        1999         1999           2000
                                                 ------    -------    --------    -----------    -----------
Net income (loss) attributable to common
  stockholders.................................  $ (474)   $    84    $(14,512)     $(1,912)      $(26,516)
                                                 ------    -------    --------      -------       --------
Basic:
Weighted average shares of common stock
  outstanding..................................   9,467      5,100       8,268        5,100         22,699
Less: Weighted average shares subject to
  repurchase...................................      --         --      (2,738)        (948)        (7,237)
                                                 ------    -------    --------      -------       --------
Shares used in computing basic net income
  (loss) per share.............................   9,467      5,100       5,530        4,152         15,372
                                                 ======    =======    ========      =======       ========
Basic net income (loss) per share..............  $(0.05)   $  0.02    $  (2.62)     $ (0.46)      $  (1.73)
                                                 ======    =======    ========      =======       ========
Diluted:
Shares used above..............................   9,467      5,100       5,530        4,152         15,372
Add: Weighted average dilutive convertible
  preferred stock and stock options............      --      7,149          --           --             --
                                                 ------    -------    --------      -------       --------
Shares used in computing diluted net income
  (loss) per share.............................   9,467     12,249       5,530        4,152         15,372
                                                 ======    =======    ========      =======       ========
Diluted net income (loss) per share............  $(0.05)   $  0.01    $  (2.62)     $ (0.90)      $  (1.73)
                                                 ======    =======    ========      =======       ========

Comprehensive Income (Loss)

     In June 1997, the Financial Accounting Standards Board issued SFAS No. 130, "Reporting Comprehensive Income," ("SFAS No. 130") which establishes standards for reporting and presentation of comprehensive income. SFAS No. 130 was adopted by the Company in 1998. This standard defines comprehensive income as the changes in equity of an enterprise except those resulting from stockholder transactions. Comprehensive income (loss) for the years ended July 31, 1997, 1998 and 1999, and for the six months ended January 31, 1999 and January 28, 2000 equaled net income (loss).

Segment Reporting

     In June 1997, the Financial Accounting Standards Board issued SFAS No. 131, "Disclosures About Segments of an Enterprise and Related Information" ("SFAS No. 131"). SFAS No. 131 establishes standards for disclosures about operating segments, products and services, geographic areas and major customers. The Company is organized and operates as one operating segment, the provision of Linux-based products and services. The Company markets its products in the United States through its direct sales force. Revenues for each of the years ended July 31, 1997, 1998 and 1999, and for the six months ended January 31, 1999 and January 28, 2000 were primarily generated from sales to end users in the United States.

Recent Accounting Pronouncements

     In March 1998, the AICPA issued SOP No. 98-1, "Accounting for the Costs of Computer Software Developed or Obtained for Internal Use" ("SOP No. 98-1"). SOP No. 98-1 requires entities to capitalize certain costs related to internal-use software once certain criteria have been met. SOP No. 98-1 was

                             VA LINUX SYSTEMS, INC.

     (INFORMATION AS OF JANUARY 31, 1999 AND JANUARY 28, 2000 IS UNAUDITED)

adopted by the Company in fiscal 1999. The adoption of SOP No. 98-1 did not have a material impact on the Company's financial position or results of operations.

     In June 1998, the Financial Accounting Standards Board issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities" ("SFAS No. 133"). SFAS No. 133 establishes accounting and reporting standards requiring that every derivative instrument be recorded in the balance sheet as either an asset or liability measured at its fair value. SFAS No. 133, as recently amended, is effective for fiscal years beginning after June 15, 2000. Management believes the adoption of SFAS No. 133 will not have a material effect on the Company's financial position or results of operations.

     In December 1998, the AICPA issued SOP No. 98-9, "Modification of SOP No. 97-2, Software Revenue Recognition, With Respect to Certain Transactions" ("SOP No. 98-9"). SOP No. 98-9 amends SOP No. 97-2 and SOP No. 98-4 by extending the deferral of the application of certain provisions of SOP No. 97-2 amended by SOP No. 98-4 through fiscal years beginning on or before March 15, 1999. All other provisions of SOP No. 98-9 are effective for transactions entered into in fiscal years beginning after March 15, 1999. The Company has not had significant software sales to date and management does not expect the adoption of SOP No. 98-9 to have a significant effect on the financial position or results of operations.

Supplier Concentration

     The Company is dependent on a single contract manufacturer for substantially all of its manufacturing and supply chain management, including component procurement and inventory management. The contract manufacturer is also an investor in the Company. The inability of the manufacturer to fulfill the production requirements of the Company or make distributions of the Company's products on a timely basis could negatively impact future results. Although there are other contract manufactures that could provide similar services, a change in the contract manufacturer could cause delays in manufacturing and distribution of the Company's products and possible loss of sales.

Concentrations of Credit Risk and Significant Customers

     Financial instruments that potentially subject the Company to concentrations of credit risk consist primarily of trade receivables. The Company provides credit, in the normal course of business, to a number of companies and performs ongoing credit evaluations of its customers. As of January 28, 2000, approximately 24% of gross accounts receivable were concentrated with two customers. As of July 31, 1999, approximately 37% of gross accounts receivable was concentrated with one customer. As of July 31, 1998, approximately 32% of gross accounts receivable was concentrated with five customers. No single customer accounted for more than 10% of net revenues in fiscal 1997, 1998 and 1999, and the six months ended January 31, 1999. For the six months ended January 28, 2000, one customer accounted for 12% of net revenues.

3. NOTES PAYABLE:

UMAX Data Systems

     In April 1998, the Company entered into a note payable arrangement with UMAX Data Systems ("UMAX") for the repurchase of 1,734,000 shares of the Company's Series A preferred stock held by UMAX. The note payable was for $550,000, of which $275,000 was paid in November 1998. The remaining note payable bears no interest and is to be repaid in 12 equal monthly installments of approximately $23,000, beginning in February 2000 and ending in January 2001. As of July 31, 1999, principal maturities under the note payable are $115,000 and $160,000 in fiscal 2000 and fiscal 2001,

                             VA LINUX SYSTEMS, INC.

     (INFORMATION AS OF JANUARY 31, 1999 AND JANUARY 28, 2000 IS UNAUDITED)

respectively. For the period during fiscal 1998 when UMAX was a significant shareholder, the Company purchased approximately $395,000 of computer components from UMAX.

Acquisition of Rights

     In connection with the acquisition of certain Internet properties and rights during fiscal 1999, the Company entered into an obligation to pay a total of $396,000 in cash. The obligation bears no interest and is repayable in 33 equal monthly installments of $12,000 beginning in April 1999 and ending December 2001. As of July 31, 1999, principal maturities under the obligation are $144,000 in fiscal 2000, $144,000 in fiscal 2001 and $60,000 in fiscal 2002.

4. LINE OF CREDIT AND EQUIPMENT LOAN:

     In February 1999, the Company entered into a loan and security agreement with a bank for maximum borrowings of $4,000,000 under a revolving line of credit ("Line of Credit") and $500,000 under an equipment loan ("Equipment Loan"). The interest rate for both the Line of Credit and the Equipment Loan is the bank's base rate plus 0.75% (8.75% at July 31, 1999). The amount available for borrowing under the Line of Credit is limited to an amount equal to 80% of the Company's eligible accounts receivable, less any outstanding letters of credit issued under the Line of Credit. The Company can borrow $500,000 under the Line of Credit without limitation to eligible accounts receivable. The amount available for borrowing under the Equipment Loan can only be utilized to acquire equipment that the bank approves. Advances under the Equipment Loan can only be made through December 31, 1999. Borrowings under the Equipment Loan are repayable in 36 equal monthly installments of principal and interest beginning on a date no later than January 1, 2000. The Company has now agreed with the bank to commence repayment of the Equipment loan in equal monthly installments commencing October 31, 1999. Borrowings under the Line of Credit mature in February 2000 and borrowings under the Equipment Loan mature in July 2002. As of July 31, 1999, the Company had no borrowings on the Line of Credit and $500,000 outstanding on the Equipment Loan. The Equipment Loan and Line of Credit require that the Company maintain certain financial and non-financial ratios and covenants. As of July 31, 1999 and January 28, 2000, the Company was not in compliance with all of the ratios and covenants. The Company obtained a waiver from the bank to waive this non-compliance as of July 31, 1999 and January 28, 2000.

5. COMMITMENTS:

     The Company leases its facilities under operating leases that expire at various dates through April 30, 2004. Future minimum rental payments as of July 31, 1999 are as follows (in thousands):

2000........................................  $  639
2001........................................     514
2002........................................     496
2003........................................     107
2004........................................      25
                                              ------
                                              $1,781
                                              ======

     Rent expense for the years ended July 31, 1997, 1998 and 1999 was approximately $42,000, $55,000 and $344,000, respectively.

                             VA LINUX SYSTEMS, INC.

     (INFORMATION AS OF JANUARY 31, 1999 AND JANUARY 28, 2000 IS UNAUDITED)

6. RETIREMENT SAVINGS PLAN:

     The Company maintains an employee savings and retirement plan which is intended to be qualified under Section 401(k) of the Internal Revenue Code and is available to substantially all full-time employees of the Company. The plan provides for tax deferred salary deductions and after-tax employee contributions. Contributions include employee salary deferral contributions and discretionary employer contributions. To date, there have been no employer discretionary contributions.

7. CONVERTIBLE PREFERRED STOCK:

     During fiscal 1999, the Company issued 12,149,322 shares of Series A at $0.4567 per share. In June 1999, the Company issued 6,502,592 shares of Series B at $3.86 per share and an additional 1,256,454 shares of Series B at $3.86 per share in September 1999. Prior to the initial public offering of VA Linux common stock ("IPO"), the Company issued 12,954 shares of Series B in exchange for assets acquired. The Company has recorded a preferred stock dividend of $4.9 million representing the value of the beneficial conversion feature on the issuance of Series B in September 1999. The beneficial conversion feature was calculated at the commitment date based on the difference between the conversion price of $3.86 per share and the estimated fair value of the common stock at that date. The amount of the beneficial conversion feature was limited to the amount of the gross proceeds received from the issuance of Series B. The excess of the beneficial conversion feature over the gross proceeds received was $4.2 million. There were no shares of preferred stock outstanding as of July 31, 1998 or January 28, 2000. Upon completion of the IPO in December 1999, 19,921,322 shares of preferred stock were converted to an equal number of shares of common stock. The rights, restrictions and preferences of the Series A and Series B (collectively, "Preferred Stock") were as follows:

     - The holders of Series A and Series B are entitled to receive non-cumulative cash dividends, at the rate of $0.0228 and $0.1930, respectively, when and as declared by the Board of Directors, prior and in preference to any cash dividend declarations or distributions to holders of common stock.

     - In the event of any liquidation, dissolution or winding up of the Company, the holders of Series A and Series B are entitled to receive proceeds equal to $0.4567 per share and $3.86 per share, respectively, plus all declared but unpaid dividends, prior and in preference to any distribution to holders of common stock. If the assets available for distribution are insufficient to pay the preferred stockholders in full, the assets will be distributed ratably among the preferred stockholders.

     - Each share of Preferred Stock is convertible at the option of the holder into one share of common stock. Each share of Preferred Stock converts automatically into common stock at the earlier of (1) the closing of an underwritten public offering of the Company's common stock at an aggregate offering price of greater than $15,000,000 or (2) the date specified by affirmative vote of a majority of the holders of Preferred Stock outstanding.

     - The holder of each share of Preferred Stock is entitled to one vote for each share of common stock into which it is convertible.

Stockholder Note Receivable

     In connection with the issuance of 36,496 shares of Series A to an officer of the Company, the Company received a non-interest bearing note receivable. The note had no maturity date. The outstanding principal balance at July 31, 1999 was $50,000 and this entire amount was repaid in the six months ended January 28, 2000.

                             VA LINUX SYSTEMS, INC.

     (INFORMATION AS OF JANUARY 31, 1999 AND JANUARY 28, 2000 IS UNAUDITED)

8. COMMON STOCK:

     In December 1999, the Company completed an initial public offering of common stock that resulted in the issuance of 4,400,000 shares of common stock with an IPO price of $30.00 per share. Upon closing of the IPO, all of the outstanding shares of convertible preferred stock were automatically converted into 19,921,322 shares of common stock. In conjunction with the initial public offering, the underwriters exercised their option to purchase an additional 660,000 shares to cover the over-allotments of shares at the $30.00 per share offering price. The IPO raised approximately $141 million after underwriting fees and $139 million after all other direct costs.

     As of January 28, 2000, the Company had reserved shares of its common stock for future issuance as follows (unaudited):

1998 Stock Option Plan......................................  16,244,812
1999 Director Option Plan...................................     500,000
Non-Plan Stock Options and Stock Purchase Rights............      30,000
1999 Employee Stock Purchase Plan...........................   1,000,000
                                                              ----------
                                                              17,774,812
                                                              ==========

Repurchase of Stock

     In January 1997, the Company repurchased 9,900,000 shares of common stock from two of the Company's founders. The Company paid approximately $130,000 in cash for repurchase of the common stock, which was subsequently retired.

Stock Repurchase Agreements

     In October 1998, a founder of the Company holding 4,950,000 shares of common stock entered into a Stock Repurchase Agreement ("Agreement") with the Company. Under the terms of the Agreement, in the event of any voluntary or involuntary termination of the founder's employment with the Company, the Company shall have an irrevocable, exclusive option, for a period of 90 days from termination, to repurchase any shares of common stock held by the founder, at $0.02 per share. The founder's shares of common stock are released from the repurchase option as follows: 2,970,000 are not subject to repurchase as of October 30, 1998 and 1/24 of the remaining shares are released from the repurchase option each month after October 1998 until all shares have been released. As of July 31, 1999, 1,237,500 shares are subject to repurchase by the Company.

     In connection with the exercise of options pursuant to the Company's Stock Option Plan, employees entered into restricted stock purchase agreements with the Company. Under the terms of these agreements, the Company has a right to repurchase any unvested shares at the original exercise price of the shares upon termination of the employee. The repurchase right lapses ratably over the vesting term of the original option grant. As of July 31, 1999, 5,011,448 shares were subject to repurchase by the Company.

Stock Issued for Services Rendered

     In October 1999, the Company issued 5,714 shares of common stock to a non-employee in exchange for recruiting services rendered. The Company recorded approximately $71,000 of consulting expense based on the fair value of the Company's common stock on the date of issuance.

                             VA LINUX SYSTEMS, INC.

     (INFORMATION AS OF JANUARY 31, 1999 AND JANUARY 28, 2000 IS UNAUDITED)

Stock Option Plan

     In fiscal 1997, the Company adopted and the Board of Directors approved the 1996 Stock Option Plan ("1996 Plan"), under which a total of 4,650,000 shares were reserved for issuance. The 1996 Plan permitted options to be granted to employees, consultants and directors to purchase shares of the Company's common stock at a price determined by the Board. The Company granted 4,650,000 options under the 1996 Plan during fiscal 1997 and 1998. In fiscal 1998, the Company granted options to purchase 4,026,000 shares of common stock outside of the 1996 Plan at an exercise price of $0.02 per share. In October 1998, the Company cancelled all stock options outstanding under the 1996 Plan and the 4,026,000 options that had been issued in fiscal 1998 outside of the 1996 Plan. The cancelled options were replaced with options under the 1998 Plan that had vesting and exercise prices consistent with the terms of the cancelled options. The 1996 Plan was terminated in October 1998.

     In fiscal 1999, the Company adopted and the Board of Directors approved the 1998 Stock Plan (the "1998 Plan"). The number of shares reserved for issuance under the 1998 Plan is 23,257,144. Subsequent to July 31, 1999, the Board of Directors approved an amendment to the 1998 Plan to increase the number of authorized shares by 4,000,000 (See Note 10). Under the 1998 Plan, the Board of Directors may grant to employees and consultants options and/or stock purchase rights to purchase the Company's common stock at terms and prices determined by the Board of Directors. The Plan will terminate in 2008. Nonqualified options granted under the 1998 Plan must be issued at a price equal to at least 85% of the fair market value of the Company's common stock at the date of grant. All options may be exercised at any time within 10 years of the date of grant or within three months of termination of employment, or such shorter time as may be provided in the stock option agreement, and vest over a vesting schedule determined by the Board of Directors.

     A summary of the option activity under the 1996 and 1998 Plans and related information for the years ended July 31 is as follows:

                                                                  OPTIONS OUTSTANDING
                                                             -----------------------------
                                                                               WEIGHTED
                                                OPTIONS                        AVERAGE
                                               AVAILABLE       SHARES       EXERCISE PRICE
                                              -----------    -----------    --------------
Balance, July 31, 1996......................           --             --        $  --
  Authorized................................    4,650,000             --           --
  Granted...................................   (3,021,000)     3,021,000         0.02
  Cancelled.................................       55,800        (55,800)        0.02
                                              -----------    -----------
Balance, July 31, 1997......................    1,684,800      2,965,200         0.02
  Granted...................................   (2,644,800)     2,644,800         0.02
  Cancelled.................................      960,000       (960,000)        0.02
                                              -----------    -----------
Balance, July 31, 1998......................           --      4,650,000         0.02
  Authorized................................   23,257,144             --           --
  Granted...................................  (16,757,146)    16,757,146         0.20
  Exercised.................................           --    (10,221,528)        0.03
  Cancelled.................................       52,642     (4,702,642)        0.31
                                              -----------    -----------
Balance, July 31, 1999......................    6,552,640      6,482,976        $0.46
                                              ===========    ===========

                             VA LINUX SYSTEMS, INC.

     (INFORMATION AS OF JANUARY 31, 1999 AND JANUARY 28, 2000 IS UNAUDITED)

                                                 OPTIONS OUTSTANDING
                                         ------------------------------------
                         NUMBER              WEIGHTED
                     OUTSTANDING AT          AVERAGE              WEIGHTED
   RANGE OF             JULY 31,            REMAINING             AVERAGE
EXERCISE PRICES           1999           CONTRACTUAL LIFE      EXERCISE PRICE
---------------      --------------      ----------------      --------------
$0.02 - $0.04..        1,857,684               9.33                $0.02
$0.50 - $1.00..        4,625,292               9.81                 0.64
                       ---------
                       6,482,976                                   $0.46
                       =========

     As of July 31, 1999, there were 1,292,708 shares issuable upon the exercise of fully vested options under the 1998 Plan at a weighted average exercise price of $0.02 per share.

     During fiscal 1999, the Company also granted to non-employees options and stock purchase rights to acquire 268,332 shares of common stock outside of the 1998 Plan at a weighted average exercise price of $0.15 and a weighted average fair value of $0.57. These equity instruments were either granted in exchange for certain assets, including certain Internet properties and rights, or for consulting services rendered. During fiscal 1999, 83,332 options and stock purchase rights, with weighted average exercise prices of $0.26, were exercised. As of July 31, 1999, 185,000 options and stock purchase rights granted outside of the 1998 Plan were outstanding and exercisable at exercise prices ranging from $0.04 to $0.50. The weighted average exercise price of these outstanding options and stock purchase rights was $0.09 and the weighted average remaining contractual life was 8.53 years.

     During fiscal 1999, the Company recorded compensation expense of $64,000 and assets of $90,000 based upon the fair value of the equity instruments at the date of grant. Pursuant to the provisions of SFAS No. 123, the fair value of options and stock purchase rights issued was determined based on the fair value of the consideration received, where such amount was reliably measurable, or the fair value of the equity instruments issued, in which case, the fair value was estimated on the grant date using the Black-Scholes model and the following assumptions:

Risk free interest rate.....................................  5.75%
Average expected life of options............................  1 year
Dividend yield..............................................    0%
Volatility of common stock..................................   65%

     The Company accounts for stock options issued to employees under APB Opinion No. 25 whereby the difference between the exercise price and the fair value at the date of grant is recognized as compensation expense. Had compensation expense been determined consistent with SFAS No. 123, net income
(loss) would have decreased and losses would have increased to the following pro forma amounts (in thousands except per share data):

                                                      YEAR ENDED JULY 31,
                                                  ---------------------------
                                                   1997     1998       1999
                                                  ------    -----    --------
Net income (loss) as reported...................  $ (474)   $  84    $(14,512)
Pro forma net income (loss).....................    (474)      84     (14,683)
Basic net income (loss) per share...............   (0.05)    0.02       (2.62)
Diluted net income (loss) per share.............   (0.05)    0.01       (2.62)
Pro forma basic and diluted net income (loss)
  per share.....................................   (0.05)    0.02       (2.66)

                             VA LINUX SYSTEMS, INC.

     (INFORMATION AS OF JANUARY 31, 1999 AND JANUARY 28, 2000 IS UNAUDITED)

     The weighted average fair value of options granted during fiscal 1999 was $0.03. The fair value of options granted in fiscal 1997 and 1998 is not material. Pursuant to the provisions of SFAS No. 123, the compensation cost associated with options granted in fiscal 1999 was estimated on the grant date using the Black-Scholes model and the following assumptions:

Risk free interest rate.....................................   5.75%
Average expected life of option.............................  3 years
Dividend yield..............................................    0%
Volatility of common stock..................................   0.01%

Deferred Stock Compensation

     In connection with the grant of certain stock options to employees during fiscal 1999 and the six months ended January 28, 2000, the Company recorded deferred stock compensation within stockholders' equity of approximately $37.7 million, representing the difference between the estimated fair value of the common stock for accounting purposes and the option exercise price of these options at the date of grant. The Company recorded amortization of deferred compensation of approximately $2.3 million during fiscal 1999 and approximately $7.1 million during the six months ended January 28, 2000. The deferred stock compensation expense is being amortized on an accelerated basis over the vesting period of the individual award, generally four years. The method is in accordance with Financial Accounting Standards Board Interpretation No. 28. Accordingly, at January 28, 2000, the remaining deferred compensation of approximately $28.3 million will be amortized as follows: $9.2 million during the remaining six months of fiscal 2000, $10.8 million during fiscal 2001, $5.7 million during fiscal 2002, $2.5 million during fiscal 2003 and the remainder during fiscal 2004. The amortization expense relates to options awarded to employees in all operating expense categories. The amortization of deferred compensation has not been separately allocated to these categories. The amount of deferred compensation expense to be recorded in future periods could decrease if options for which accrued but unvested compensation has been recorded are forfeited.

9. INCOME TAXES:

     The Company accounts for income taxes in accordance with SFAS No. 109, "Accounting for Income Taxes" ("SFAS No. 109"). Due to the Company's loss position in fiscal 1997 and 1999, and availability of loss carryforwards in fiscal 1998, there was no provision for income taxes for the years ended July 31, 1997, 1998 or 1999. A valuation allowance has been recorded for the total deferred tax assets as a result of uncertainties regarding realization of the assets based upon the limited operating history of the Company, the lack of consistent profitability to date and the uncertainty of future profitability. The components of the net deferred tax assets are as follows (in thousands):

                                                            YEAR ENDED JULY 31,
                                                            --------------------
                                                             1998        1999
                                                            -------    ---------
Net operating loss carryforwards..........................   $  73      $ 3,970
Other reserves and accruals...............................     141          638
                                                             -----      -------
Basic net income (loss) per share.........................     214        4,608
Valuation allowance.......................................    (214)      (4,608)
                                                             -----      -------
Net deferred income tax asset.............................   $  --      $    --
                                                             =====      =======

     As of July 31, 1999, the Company has net operating loss carryforwards of approximately $10.8 million to offset future federal taxable income, which expire at various dates through the year 2019. The Company also has California net operating loss carryforwards of approximately $5.2 million to offset future California

                             VA LINUX SYSTEMS, INC.

     (INFORMATION AS OF JANUARY 31, 1999 AND JANUARY 28, 2000 IS UNAUDITED)

taxable income, which expire in the year 2004. The operating loss carryforwards to be used in future years is limited in accordance with the provisions of the Tax Reform Act of 1986 as the Company has experienced a cumulative stock ownership change of more than 50% over the last three years.

10. SUBSEQUENT EVENTS:

     On October 7, 1999, the Board of Directors approved, subject to stockholder approval, the following:

     - amendment of the 1998 Stock Plan to increase the number of authorized shares by 4,000,000 and provide for an automatic annual increase in the number of shares authorized under the 1998 Stock Plan. Such increase is to be added on the first day of the Company's fiscal year beginning in 2000 and will be equal to the lesser of (i) 4,000,000 shares, (ii) 4.9% of the then outstanding common stock shares, or (iii) a lesser amount determined by the Board.

     - adoption of the 1999 Employee Stock Purchase Plan under which 1,000,000 shares of common stock have been reserved for issuance initially, subject to an annual increase of the lesser of 500,000 shares or 1% of the then outstanding common stock. The plan allows employees to purchase shares of common stock at a 15% discount.

     - adoption of the 1999 Director Option Plan under which 500,000 shares of common stock have been reserved, subject to an annual increase of the lesser of 250,000 shares or 0.5% of the then outstanding common stock. Under the plan, options will be granted when a non-employee director joins the Board following the IPO and at each annual meeting where the director continues to serve on the Board.

     - reincorporation into Delaware by way of a merger with a newly-formed Delaware subsidiary, and the associated issuance of one share of common stock of the subsidiary for each one share of common stock of the Company held by the stockholders of record. Additionally, stockholders of record of Series A and Series B of the Company will be entitled to receive one share of Series A and Series B preferred stock of the subsidiary.

     - an increase in the authorized shares of common stock to 250,000,000 and the creation of newly undesignated preferred stock totaling 10,000,000, contingent upon the reincorporation of the Company in Delaware and the closing of the IPO.

     - a 3-for-1 split of the outstanding shares of Series A.

     - a 2-for-1 split of the outstanding shares of common and Series B preferred stock.

     - an amendment to the conversion ratios of the Series A and Series B to provide that each share of preferred stock will convert into one share of common stock.

     All share and per share amounts in these financial statements have been adjusted to give effect to the reincorporation and all stock splits.

11. ACQUISITIONS (UNAUDITED):

     On April 26, 2000, VA Linux entered into an amended agreement and plan of reorganization to purchase Andover.Net, Inc. ("Andover.Net") for consideration of approximately 6,802,000 shares of VA Linux's common stock. Additionally, VA Linux will assume Andover.Net stock options. The value of the stock options to be assumed by VA Linux has been estimated at approximately $22.0 million. Andover.Net provides products, online tools, news and other services for programmers, software developers, web site designers, technology managers and corporate buyers.

                             VA LINUX SYSTEMS, INC.

     (INFORMATION AS OF JANUARY 31, 1999 AND JANUARY 28, 2000 IS UNAUDITED)

     On March 28, 2000, VA Linux acquired TruSolutions, Inc. ("TruSolutions") for consideration of approximately 767,000 shares of VA Linux's common stock (assuming a valuation of $73.88 per share of VA Linux's common stock based on the three-day average closing price of VA Linux common stock beginning on March 24, 2000) and cash of approximately $10.0 million. The purchase agreement also contains additional payments to be made in common stock, which are solely contingent upon continued employment of certain key employees of TruSolutions for a period of three years. Maximum future payments contingent on employment of the key employees is $96.3 million in stock (approximately 1,303,000 shares valued at $73.88 per share) and is payable after 12 months, 24 months and 36 months (approximately 501,000 shares, 501,000 shares, and 301,000 shares, respectively). The contingent payments will be accounted for as compensation expense over the term of the employment condition and not purchase price. Upon consummation of the merger, VA Linux established an escrow for these future payments. TruSolutions is a leading manufacturer of rackmount servers based on the Pentium III, Xeon and UltraSPARC processors specializing in low profile, high performance systems designed for the Internet Data Center, ISP, ASP, and OEM.

     On April 5, 2000, VA Linux acquired NetAttach, Inc. ("NetAttach") for consideration of approximately 396,000 shares of VA Linux's common stock (assuming a valuation of $62.18 per share of VA Linux's common stock based on the three-day average closing price of VA Linux common stock beginning on March 29, 2000) and cash of $10.0 million. The purchase agreement also contains additional payments to be made in common stock which are solely contingent upon continued employment of certain key employees for a period of two years. Maximum future payments contingent on employment of these key employees is $5.6 million in stock (approximately 87,000 shares valued at $62.18 per share) and are payable on the two-year anniversary date of the merger. The contingent payments will be accounted for as compensation expense over the term of the employment condition and not purchase price upon consummation of the merger. VA Linux established an escrow for these future payments. NetAttach provides high-availability data-appliances for mission-critical deployment in corporate services or engineering environments.

     The acquisitions of Andover.Net, TruSolutions and NetAttach (collectively referred to as the "Acquisitions") will be accounted for under the purchase method of accounting whereby the total cost of each acquisition, including related fees and expenses, is allocated to the tangible and intangible assets acquired and liabilities assumed based upon their respective fair values at the effective dates of such acquisitions. Such allocations have been made based upon currently available information and management's estimates. Final allocations will be determined upon completion of the analysis of the assets acquired and liabilities assumed at the effective dates of the acquisitions. Since the acquisition of Andover.Net has not been completed, the actual consideration cannot yet be determined.

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Stockholders and Board of Directors of Andover.Net, Inc. and Subsidiary:

We have audited the accompanying consolidated balance sheets of Andover.Net, Inc. (a Delaware corporation) and subsidiary as of September 30, 1998 and 1999 and December 31, 1999, and the related consolidated statements of operations, stockholders' equity (deficit) and cash flows for the three years ended September 30, 1997, 1998 and 1999 and for the three months ended December 31, 1999. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Andover.Net, Inc. and subsidiary as of September 30, 1998 and 1999 and December 31, 1999, and the results of its operations and cash flows for the three years ended September 30, 1997, 1998 and 1999 and for the three months ended December 31, 1999, in conformity with accounting principles generally accepted in the United States.

                                          ARTHUR ANDERSEN LLP

Boston, Massachusetts
January 25, 2000 (except for the matters discussed in Note 14(a) and (b), as to which the date is February 7, 2000)

                        ANDOVER.NET, INC. AND SUBSIDIARY

                          CONSOLIDATED BALANCE SHEETS
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                               SEPTEMBER 30,
                                                             ------------------    DECEMBER 31,
                                                              1998       1999          1999
                                                             -------    -------    ------------
                                            ASSETS
Current assets:
  Cash and cash equivalents................................  $   196    $ 9,871      $ 78,409
  Restricted cash..........................................       --         --           606
  Accounts receivable, net of allowance of $13, $100 and
     $150 as of September 30, 1998 and 1999 and December
     31, 1999, respectively................................      308        539         1,084
  Other current assets.....................................        6        126           717
                                                             -------    -------      --------
          Total current assets.............................      510     10,536        80,816
Property and equipment, net................................       23        218           457
Other assets:
  Intangible assets........................................       --      3,166         2,959
  Deferred offering costs..................................       --        485            --
  Other....................................................       --         35           185
                                                             -------    -------      --------
                                                                  --      3,686         3,144
                                                             -------    -------      --------
                                                             $   533    $14,440      $ 84,417
                                                             =======    =======      ========

          LIABILITIES, REDEEMABLE PREFERRED STOCK AND STOCKHOLDERS' EQUITY (DEFICIT)
Current liabilities:
  Accounts payable.........................................  $   121    $   301      $    309
  Accrued expenses.........................................      159      1,567           497
  Amounts due to stockholders..............................       --         --           606
  Long-term debt -- Current portion........................       --        654         1,163
                                                             -------    -------      --------
          Total current liabilities........................      280      2,522         2,575
Long-term debt.............................................       --        762            --
Commitments and contingencies (Note 9)
Series A redeemable preferred stock, at redemption value
  (Note 10(b)).............................................    2,362      4,800            --
Series B redeemable convertible preferred stock at
  redemption value (Note 10(c))............................       --     12,669            --
Stockholders' equity (deficit):
  Common stock, $0.01 par value -- Authorized -- 100,000
     shares; issued and outstanding -- 5,119 shares at
     September 30, 1998, 7,983 shares at September 30, 1999
     and 15,734 shares at December 31, 1999................       51         80           158
  Additional paid in capital...............................      105      6,934       110,116
  Deferred stock-based compensation........................       --     (5,156)       (4,281)
  Accumulated deficit......................................   (2,265)    (8,171)      (24,151)
                                                             -------    -------      --------
          Total stockholders' equity (deficit).............   (2,109)    (6,313)       81,842
                                                             -------    -------      --------
                                                             $   533    $14,440      $ 84,417
                                                             =======    =======      ========

  The accompanying notes are an integral part of these consolidated financial statements.

                        ANDOVER.NET, INC. AND SUBSIDIARY

                     CONSOLIDATED STATEMENTS OF OPERATIONS
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                                            THREE MONTHS ENDED
                                              YEARS ENDED SEPTEMBER 30,        DECEMBER 31,
                                              -------------------------   ----------------------
                                               1997     1998     1999        1998         1999
                                              ------   ------   -------   -----------   --------
                                                                          (UNAUDITED)
Net revenues:
  Advertising...............................  $  469   $1,290   $ 1,451     $  337      $  1,325
  Barter advertising........................      --       --       570         36           447
  E-commerce................................      --       --       100         --           285
  Software products.........................     272       --        --         --            --
                                              ------   ------   -------     ------      --------
          Total net revenues................     741    1,290     2,121        373         2,057
                                              ------   ------   -------     ------      --------
Cost of revenues:
  Editorial content and related.............     136      327       731        107           355
  E-commerce................................      --       --         2         --           126
  Software products.........................     167       --        --         --            --
                                              ------   ------   -------     ------      --------
          Total cost of revenues............     303      327       733        107           481
                                              ------   ------   -------     ------      --------
Gross profit................................     438      963     1,388        266         1,576
Operating expenses:
  Sales and marketing.......................     496      744     1,382        177           836
  General and administrative................     338      360     1,480        145           949
  Research and development..................     194      304       770        127           323
  Barter advertising........................      --       --       570         36           447
  Amortization of deferred stock-based
     compensation...........................      --       --     1,023        577         1,154
  Amortization of intangible assets.........      --       --       405         --           424
  Compensation expense related to
     acquisitions...........................      --       --       813         --         1,217
                                              ------   ------   -------     ------      --------
          Total operating expenses..........   1,028    1,408     6,443      1,062         5,350
                                              ------   ------   -------     ------      --------
          Loss from operations..............    (590)    (445)   (5,055)      (796)       (3,774)
Interest income.............................       1       20        88         12           309
Interest expense............................     (75)     (49)     (466)        --       (12,255)
                                              ------   ------   -------     ------      --------
          Net loss..........................  $ (664)  $ (474)  $(5,433)    $ (784)     $(15,720)
                                              ------   ------   -------     ------      --------
Accrued dividends on redeemable preferred
  stock.....................................      41      134       354         45           260
                                              ------   ------   -------     ------      --------
          Net loss attributable to common
            stockholders....................  $ (705)  $ (608)  $(5,787)    $ (829)     $(15,980)
                                              ======   ======   =======     ======      ========
Basic and diluted net loss per share
  applicable to common stockholders (Note
  2(j)).....................................  $(0.29)  $(0.12)  $ (0.78)    $(0.14)     $  (1.61)
                                              ======   ======   =======     ======      ========
Basic and diluted weighted average shares
  outstanding...............................   2,468    5,110     7,419      5,960         9,923
                                              ======   ======   =======     ======      ========

  The accompanying notes are an integral part of these consolidated financial statements.

                        ANDOVER.NET, INC. AND SUBSIDIARY

                  STATEMENTS OF STOCKHOLDERS' EQUITY (DEFICIT)
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                  COMMON STOCK
                                                 $.01 PAR VALUE
                                               ------------------     DEFERRED     ADDITIONAL                      TOTAL
                                               NUMBER OF            STOCK-BASED     PAID-IN     ACCUMULATED    STOCKHOLDERS'
                                                SHARES     AMOUNT   COMPENSATION    CAPITAL       DEFICIT     EQUITY (DEFICIT)
                                               ---------   ------   ------------   ----------   -----------   ----------------
Balance, September 30, 1996..................    1,763      $ 18      $    --       $     --     $   (813)        $   (795)
  Recapitalization of preferred stock........    1,709        17           --             --         (139)            (122)
  Issuance of common stock...................    1,206        12           --             78           --               90
  Issuance costs related to Series A
    redeemable preferred stock...............       --        --           --             --          (41)             (41)
  Conversion of convertible promissory notes
    to Series A redeemable preferred stock
    and common stock.........................      402         4           --             27           --               31
  Exercise of stock options..................       15        --           --             --           --               --
  Net loss...................................       --        --           --             --         (664)            (664)
                                                ------      ----      -------       --------     --------         --------
Balance, September 30, 1997..................    5,095        51           --            105       (1,657)          (1,501)
  Accrued dividends on Series A redeemable
    preferred stock..........................       --        --           --             --         (134)            (134)
  Exercise of stock options..................       24        --           --             --           --               --
  Net loss...................................       --        --           --             --         (474)            (474)
                                                ------      ----      -------       --------     --------         --------
Balance, September 30, 1998..................    5,119        51           --            105       (2,265)          (2,109)
  Accrued dividends on Series A redeemable
    preferred stock..........................       --        --           --             --         (313)            (313)
  Issuance of common stock...................    2,636        26           --            650           --              676
  Issuance costs related to Series A
    redeemable preferred stock...............       --        --           --             --          (34)             (34)
  Issuance costs related to Series B
    redeemable convertible preferred stock...       --        --           --             --          (85)             (85)
  Accrued dividends on Series B redeemable
    convertible preferred stock..............       --        --           --             --          (41)             (41)
  Exercise of stock options..................      228         3           --             --           --                3
  Deferred stock-based compensation related
    to stock options.........................       --        --       (6,179)         6,179           --               --
  Amortization of deferred stock-based
    compensation.............................       --        --        1,023             --           --            1,023
  Net loss...................................       --        --           --             --       (5,433)          (5,433)
                                                ------      ----      -------       --------     --------         --------
Balance, September 30, 1999..................    7,983      $ 80      $(5,156)      $  6,934     $ (8,171)        $ (6,313)
                                                ------      ----      -------       --------     --------         --------
  Issuance of common stock from initial
    public offering, net of $1,861 issuance
    costs....................................    4,600        46           --         75,511           --           75,557
  Conversion of Series B redeemable
    convertible preferred stock to common
    stock....................................    3,017        30           --         12,824           --           12,854
  Accrued dividends on Series A redeemable
    preferred stock..........................       --        --           --             --          (75)             (75)
  Accrued dividends on Series B redeemable
    preferred stock..........................       --        --           --             --         (185)            (185)
  Exercise of stock options..................        6         1           --              6           --                7
  Deferred stock-based compensation related
    to stock options.........................       --        --         (279)           279           --               --
  Amortization of deferred stock-based
    compensation.............................       --        --        1,154             --           --            1,154
  Issuance of common stock in connection with
    Acquisitions (Note 4)....................      128         1           --          2,310           --            2,311
  Amount related to beneficial conversion of
    Series B redeemable convertible preferred
    stock (Note 10(c)).......................       --        --           --         12,224           --           12,224
  Compensation related to stock options
    issued to nonemployees...................       --        --           --             28           --               28
  Net loss...................................       --        --           --             --      (15,720)         (15,720)
                                                ------      ----      -------       --------     --------         --------
Balance, December 31, 1999...................   15,734      $158      $(4,281)      $110,116     $(24,151)        $ 81,842
                                                ======      ====      =======       ========     ========         ========

  The accompanying notes are an integral part of these consolidated financial statements.

                        ANDOVER.NET, INC. AND SUBSIDIARY

                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                                 (IN THOUSANDS)

                                                                    YEARS ENDED            THREE MONTHS ENDED
                                                                   SEPTEMBER 30,              DECEMBER 31,
                                                              ------------------------   ----------------------
                                                               1997    1998     1999        1998         1999
                                                              ------   -----   -------   -----------   --------
                                                                                         (UNAUDITED)
Cash flows from operating activities:
  Net loss..................................................  $ (664)  $(474)  $(5,433)    $ (784)     $(15,720)
  Adjustments to reconcile net loss to net cash used in
    operating activities --
    Depreciation and amortization...........................       6       9       432          4           438
    Amortization of deferred stock-based compensation.......      --      --     1,023        577         1,154
    Amount related to beneficial conversion of convertible
      notes payable to stockholders classified as interest
      expense...............................................      --      --       438         --            --
    Amount related to beneficial conversion of Series B
      preferred stock classified as interest expense........      --      --        --         --        12,224
    Compensation related to stock options issued to
      non-employees.........................................      --      --        --         --            28
    Compensation expense related to acquisitions............      --      --        --         --         1,217
    Changes in operating assets and liabilities --
      Accounts receivable...................................     (91)   (136)     (231)         4          (545)
      Other current assets..................................     107      69       (38)        (7)         (310)
      Accounts payable......................................      45    (120)      180        (28)            8
      Accrued expenses......................................      68      78     1,091         63          (451)
                                                              ------   -----   -------     ------      --------
         Net cash used in operating activities..............    (529)   (574)   (2,538)      (171)       (1,957)
                                                              ------   -----   -------     ------      --------
Cash flows from investing activities:
  Cash paid for acquisitions................................      --      --    (2,117)        --            --
  Purchases of property and equipment.......................      (8)    (17)     (242)       (21)         (268)
  (Decrease) increase in other assets.......................      --      --      (285)        --           334
                                                              ------   -----   -------     ------      --------
         Net cash (used in) provided by investing
           activities.......................................      (8)    (17)   (2,644)       (21)           66
                                                              ------   -----   -------     ------      --------
Cash flows from financing activities:
  Proceeds from the issuance of Series B redeemable
    convertible preferred stock.............................      --      --    10,015         --            --
  Proceeds from the issuance of AAT Series B convertible
    preferred stock.........................................      10      --        --         --            --
  Proceeds from the issuance of Series A redeemable
    preferred stock, net of issuance costs..................     769      --     2,091      2,052            --
  Proceeds from issuance of common stock, net of issuance
    cost....................................................      90      --       679        620        75,557
  Proceeds from exercise of AAT Series B warrants...........     103      --        --         --            --
  Payments on related party notes payable to stockholders...     (26)    (50)      (18)        --            --
  Proceeds from convertible notes payable to stockholders...      --      --     2,090         --            --
  Proceeds from convertible notes payable to stockholders
    and issuance of Series A redeemable preferred stock and
    common stock............................................     300      --        --         --            --
  Redemption of Series A redeemable preferred stock.........      --      --        --         --        (4,875)
  Amounts due to stockholders...............................      --      --        --         --           606
  Payments on notes relating to acquisitions................      --      --        --         --          (253)
                                                              ------   -----   -------     ------      --------
         Net cash provided by (used in) financing
           activities.......................................   1,246     (50)   14,857      2,672        71,035
                                                              ------   -----   -------     ------      --------
Net increase (decrease) in cash and cash equivalents........     709    (641)    9,675      2,480        69,144
Increase in restricted cash.................................      --      --        --         --          (606)
Cash and cash equivalents, beginning of period..............     128     837       196        196         9,871
                                                              ------   -----   -------     ------      --------
Cash and cash equivalents, end of period....................  $  837   $ 196   $ 9,871     $2,676      $ 78,409
                                                              ======   =====   =======     ======      ========
Supplemental disclosure of cash flow information:
  Cash paid for interest....................................  $   48   $  27   $     2     $   --      $     31
                                                              ======   =====   =======     ======      ========
Supplemental disclosure of noncash financing transactions:
  Conversion of notes payable to Series A redeemable
    preferred stock and common stock........................  $  100   $  --   $    --     $   --      $     --
                                                              ======   =====   =======     ======      ========
  Conversion of convertible notes payable to stockholders
    and accrued interest to Series B redeemable convertible
    preferred stock.........................................  $   --   $  --   $ 2,124     $   --      $     --
                                                              ======   =====   =======     ======      ========
  Notes payable and accrued interest recorded in connection
    with acquisitions.......................................  $   --   $  --   $ 1,463     $   --      $    200
                                                              ======   =====   =======     ======      ========
  Conversion of Series B preferred stock into common stock
    upon initial public offering............................  $   --   $  --   $    --     $   --      $ 12,854
                                                              ======   =====   =======     ======      ========
  Common stock issued in connection with acquisitions.......  $   --   $  --   $    --     $   --      $  2,310
                                                              ======   =====   =======     ======      ========

  The accompanying notes are an integral part of these consolidated financial statements.

                        ANDOVER.NET, INC. AND SUBSIDIARY

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                (INCLUDING DATA APPLICABLE TO UNAUDITED PERIODS)

(1) OPERATIONS

     Andover.Net, Inc. ("Andover.Net") (formerly, Andover Advanced Technologies, Inc.) is a network of Web sites that provides an independent, unbiased source for content, community and commerce for the Linux and, more generally, the Open Source communities. Andover.Net provides products, online tools, news and other services for programmers, software developers, Web site designers, technology managers and corporate buyers.

     Andover.Net was incorporated in Massachusetts in 1992 as Andover Advanced Technologies, Inc. In September 1999, Andover Advanced Technologies, Inc. was merged into its wholly owned subsidiary, Andover.Net, Inc., a Delaware corporation, and changed its fiscal year-end from September 30 to December 31.

     Prior to fiscal 1996, Andover.Net was a software publisher of multimedia and Web authoring tools, deriving revenues from licensing, developing, marketing and distributing packaged multimedia software, primarily to large distributors and retailers. In fiscal 1996, Andover.Net launched its first Web site, DaveCentral.com. During fiscal 1997, Andover.Net transitioned from a software publisher to a Web site publisher to participate in the commercial opportunities emerging on the Internet. Since March 1997, all of its activities have been focused on expanding its Internet business.

     Since its inception, Andover.Net has incurred a significant accumulated deficit and is devoting substantially all of its efforts toward marketing its Web sites and products. Andover.Net is subject to the risks associated with emerging, technology-oriented companies with a limited operating history, including a developing business model, limited history of commerce on the Internet, the need for initial and continued market acceptance of Andover.Net's Web sites and services, competition, the need to successfully market its current Web sites and the continued need to manage and fund Andover.Net's future operations. On February 2, 2000, Andover.Net announced a merger agreement whereby the Company will be acquired by VA Linux (See Note 14(a)).

(2) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     The accompanying consolidated financial statements reflect the application of certain significant accounting policies as described in this note and elsewhere in the notes to consolidated financial statements.

  (a) Principles of Consolidation

     In December 1999, Andover.Net formed a wholly owned subsidiary, Andover.Net Securities Corporation. These consolidated financial statements include the accounts of Andover.Net and its wholly owned subsidiary. All significant intercompany transactions have been eliminated in consolidation.

  (b) Interim Financial Statements

     The accompanying consolidated statements of Operations and Cash Flows for the period ended December 31, 1998 are unaudited, but, in the opinion of management, include all adjustments, consisting only of normal recurring adjustments, necessary for a fair presentation of results of operations for the interim period. Certain financial information and footnote disclosures normally included in financial statements prepared in accordance with generally accepted accounting principles have been omitted with respect to the three-month period ended December 31, 1998, although the Company believes that the disclosures included are adequate to make the information presented not misleading. Interim results are not necessarily indicative of results for a full year.

                        ANDOVER.NET, INC. AND SUBSIDIARY

  (c) Use of Estimates in the Preparation of Financial Statements

     The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of net revenues and expenses during the reporting periods. Actual results could differ from those estimates.

  (d) Revenue Recognition

     Advertising revenues are derived from the sale of advertising space on Andover.Net's various Web sites. Advertising revenues are recognized over the period in which the advertisements are displayed, provided that no significant obligations remain and collection of the receivable is reasonably assured. Andover.Net's obligations typically include guarantees of a minimum number of "impressions" (times that an advertisement is viewed by users of Andover.Net's online services over a specified period of time). To the extent that minimum guaranteed impressions are not met, Andover.Net does not recognize the corresponding revenues until the guaranteed impressions are achieved.

     Andover.Net has adopted Emerging Issued Task Force (EITF) Issue 93-11, Accounting for Barter Transactions Involving Barter Credits, to account for barter transactions. Revenues from barter transactions are recorded at the lower of the estimated fair value of the advertisements, goods or services received or the estimated fair value of the advertisements given. Andover.Net records barter revenues only on the portion of the barter transactions for which Andover.Net is able to determine fair value based on comparable cash transactions and for which the advertiser has the financial ability to pay cash. Otherwise, barter revenue is not recognized. Revenues from barter transactions, representing advertising space given, is recognized as income when advertisements are delivered on Andover.Net's Web site. Barter expense, representing advertising space received, is recognized when Andover.Net advertisements are run on other companies' Web sites, which is typically in the same period when the related barter revenue is recognized. Andover.Net did not recognize any barter revenue for the years ended September 30, 1997 and 1998 and recognized $570,000, $36,000 and $447,000 of barter revenue for the year ended September 30, 1999 and for the three months ended December 31, 1998 and 1999, respectively.

     E-commerce revenue from the sale of software animation and e-commerce merchandise, is recognized upon shipment of the products, net of estimated returns. There is no technical support provided for any software animation products.

     Andover.Net derived revenue from Web-related software products during 1997 for use on desktop computers. Revenue from the licensing of software products was recognized when the products were shipped, as there were no significant post delivery obligations. Andover.Net provided for estimated returns and warranty costs at the time of sale. Andover.Net did not offer maintenance and support on its products. There were no significant software sales after fiscal 1997.

  (e) Cost of Revenues

     Cost of revenues for advertising includes expenses associated with editorial content, communication infrastructure, including servers equipped with a redundant array of interdependent dishes and local balancing switches for our Web site data center and Web site hosting.

     E-commerce cost of revenues includes the cost of merchandise to be sold on the Company's Web sites.

                        ANDOVER.NET, INC. AND SUBSIDIARY

  (f) Sales and Marketing Expenses

     Sales and marketing expenses consist primarily of costs, including salaries and sales commissions, of all personnel involved in the sales process and related expenses. All advertising costs are expensed as incurred. Advertising expense totaled approximately $241,000, $546,000 and $794,000 for the years ended September 30, 1997, 1998 and 1999, respectively, and approximately $46,000 and $478,000 for the three months ended December 31, 1998 and 1999, respectively.

  (g) Research and Development

     Research and development expenses include all research and development-related direct costs, primarily salaries for Andover.Net research and development personnel and outside contractors for the development of new Web sites, improved design of existing Web sites and related infrastructure.

  (h) Cash and Cash Equivalents

     Cash equivalents are stated at cost, which approximates fair market value. Andover.Net considers highly liquid investments with original maturities of 90 days or less to be cash equivalents and includes money market accounts and commercial paper that are readily convertible to cash.

  (i) Property and Equipment

     Andover.Net provides for depreciation using the straight-line method, by charges to operations in amounts estimated to allocate the cost of property and equipment over their estimated useful lives.

                                                           ESTIMATED
ASSET CLASSIFICATION                                      USEFUL LIFE
--------------------                                     -------------
Computer equipment.....................................     3 years
Furniture and fixtures.................................     7 years
Office equipment.......................................     5 years
Leasehold improvements.................................  Life of lease

     Property and equipment consists of the following:

                                                  SEPTEMBER 30,
                                                  --------------    DECEMBER 31,
                                                  1998     1999         1999
                                                  -----    -----    ------------
                                                  (IN THOUSANDS)
Computer equipment..............................  $ 43     $180        $ 375
Furniture and fixtures..........................    13       51          120
Office equipment................................    --       23           23
Leasehold improvements..........................    --       44           50
                                                  ----     ----        -----
                                                    56      298          568
Less -- Accumulated depreciation................   (33)     (80)        (111)
                                                  ----     ----        -----
                                                  $ 23     $218        $ 457
                                                  ====     ====        =====

  (j) Concentration of Credit Risk

     Andover.Net has no significant off-balance sheet concentration of credit risks, such as foreign exchange contracts, options contracts or other foreign hedging arrangements. Financial instruments that potentially expose Andover.Net to concentrations of credit risk consist primarily of cash equivalents, accounts receivable, accounts payable, notes payable and redeemable preferred stock. Concentrated credit

                        ANDOVER.NET, INC. AND SUBSIDIARY
risk with respect to accounts receivable is limited to certain customers to whom Andover.Net makes substantial sales. Andover.Net performs periodic evaluations of its customers and generally does not require collateral.

     The following table summarizes the number of customers that individually comprise greater than 10% of total accounts receivable and total net revenue for the periods presented:

                                                                          THREE MONTHS ENDED
                                           YEARS ENDED SEPTEMBER 30,         DECEMBER 31,
                                           -------------------------     --------------------
                                           1997      1998      1999         1998         1999
                                           -----     -----     -----     -----------     ----
                                                                         (UNAUDITED)
Revenue --
  Customer A.............................    *        26%        *           16%          18%
  Customer B.............................    *        20%        *           21%           *
  Customer C.............................   21%       10%        *            *            *
  Customer D.............................    *         *         *            *            *
  Customer E.............................    *         *        17%           *            *

                                                        SEPTEMBER 30,
                                                     --------------------    DECEMBER 31,
                                                     1997    1998    1999        1999
                                                     ----    ----    ----    ------------
Accounts Receivable --
  Customer A.......................................   17%     21%     13%         23%
  Customer B.......................................    *       *       *           *
  Customer C.......................................    *      35%      *           *
  Customer D.......................................   42%      *       *           *
  Customer E.......................................    *       *       *           *

------------------------------
* Less than 10%

  (k) Net Loss Per Share

     Basic and diluted net loss per common share is computed using the weighted average number of shares of common stock outstanding during the period. Potentially dilutive shares outstanding have been excluded because their effect would be antidilutive.

     Shares under option plans that were antidilutive for all periods presented are as follows (in thousands):

                                                         YEARS ENDED          THREE MONTHS ENDED
                                                        SEPTEMBER 30,         DECEMBER 31, 1999
                                                    ---------------------    --------------------
                                                    1997    1998    1999        1998        1999
                                                    ----    ----    -----    -----------    -----
                                                                             (UNAUDITED)
Shares under option plans excluded in computation
  of diluted earnings per share, due to
  antidilutive effects............................  638     723     1,328       1,005       1,694
                                                    ===     ===     =====       =====       =====

  (l) Stock-Based Compensation for Employees

     Andover.Net has adopted Statement of Financial Accounting Standards (SFAS) No. 123, Accounting for Stock-Based Compensation. SFAS No. 123 defines a fair-value-based method of accounting for employee stock options and other stock-based compensation. The compensation expense related to employee stock based compensation arising from this method of accounting can be included in the statements of operations or, alternatively, the pro forma net loss and loss per share effect of the fair-value-

                        ANDOVER.NET, INC. AND SUBSIDIARY
based accounting can be disclosed in the notes to consolidated financial statements. Andover.Net has elected the disclosure-only alternative (see Note
12b).

  (m) Comprehensive Income

     In June 1997, the Financial Accounting Standards Board (FASB) issued SFAS No. 130, Reporting Comprehensive Income. Under SFAS No. 130, companies are required to report comprehensive income as a measure of overall performance. Comprehensive income includes all changes in equity during a period, except those resulting from investments by owners and distributions to owners. For the years ended September 30, 1997, 1998 and 1999 and for the three months ended December 31, 1998 and 1999, Andover.Net's comprehensive loss is the same as its reported net loss.

  (n) Fair Value of Financial Instruments

     Financial instruments consist principally of cash equivalents, accounts receivable, accounts payable, notes payable and preferred stock. The estimated fair value of these instruments approximates their carrying value.

  (o) Impairment of Long-Lived Assets

     Andover.Net applies SFAS No. 121, Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of. SFAS No. 121 requires Andover.Net to continually evaluate whether events or circumstances have occurred that indicate that the estimated remaining useful life of long-lived assets and certain identifiable intangibles and goodwill may warrant revision or that the carrying value of these assets may be impaired. To compute whether assets have been impaired, the estimated gross cash flows for the estimated remaining useful life of the assets are compared to the carrying value. To the extent that the gross cash flows are less than the carrying value, the assets are written down to the estimated fair value of the asset. Andover.Net does not believe that its long-lived assets have been impaired.

  (p) New Accounting Standards

     In June 1998, the FASB issued SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities. This statement establishes accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities. It requires that an entity recognize all derivatives as either assets or liabilities in the balance sheet and measure those instruments at fair value. In June 1999, the FASB issued SFAS No. 137, Accounting for Derivative Instruments and Hedging Activities -- Deferral of the Effective Date of FASB Statement No. 133, which stated that SFAS No. 133 is effective for all fiscal quarters of fiscal years beginning after June 15, 2000. SFAS No. 133 is not expected to have a material impact on Andover.Net's consolidated financial statements.

     In March 1998, the American Institute of Certified Public Accountants issued Statement of Position (SOP) 98-1, Accounting for the Costs of Computer Software Developed or Obtained for Internal Use. SOP 98-1 requires computer software costs associated with internal use software to be charged to operations as incurred until certain capitalization criteria are met. SOP 98-1 is effective beginning January 1, 1999. The adoption of this statement did not have a material impact on Andover.Net's consolidated financial position or consolidated results of operations.

(3) INITIAL PUBLIC OFFERING

     On December 8, 1999, the Company completed its initial public offering (the Offering) of 4,600,000 shares of its common stock, including 600,000 shares issued in connection with the exercise of the underwriters' overallotment option on the date of the Offering. The shares were offered to the public at a

                        ANDOVER.NET, INC. AND SUBSIDIARY
price of $18 per share. The proceeds to the Company from the offering, net of offering expenses and the $1.17 per share underwriting discount, were approximately $77,418,000. Concurrent with the Offering, all of the Series A Redeemable Preferred Stock was redeemed for $4,874,000. At December 31, 1999, $606,000 of the amounts due to the Series A stockholders was classified as restricted cash, as such payments were not made until January 2000. Additionally, all of the Series B Redeemable Convertible Preferred Stock was converted into 3,017,134 shares of common stock on the date of the Offering. This conversion resulted in an interest charge of $12,214,000 caused by the beneficial conversion of the Series B preferred shares (see Note 10(c)). For complete information regarding the Offering, see the Company's prospectus dated December 8, 1999.

(4) ACQUISITIONS

  (a) Slashdot.org

     On June 28, 1999, Andover.Net entered in an asset purchase agreement (the Purchase) to acquire the Web site www.slashdot.org, the assets required to run the Web site and all trademarks from BlockStackers, Inc. (BlockStackers or, the Seller). The Web site and related assets essentially made up the entire business of BlockStackers. The Web site provides a forum among programmers to discuss current issues regarding the Linux operating system.

     Andover.Net paid $1,500,000 in cash on June 28, 1999 for the assets described above. The purchase agreement also contains additional cash payments and common stock consideration contingent upon certain future events. Maximum future cash payments are $3,500,000 payable over the next two years contingent on two key employees' continued employment. Maximum future stock consideration of $7,000,000 is payable over two years, as defined in the Purchase. The number of shares paid is calculated based on the price per share offered in the public offering and is contingent upon the continued employment of two key employees and other performance milestones relating to the Web site.

     The acquisition has been accounted for under the purchase method of accounting in accordance with Accounting Principles Board Opinion No. 16 (APB
16) Business Combinations and EITF 95-08, Accounting for Contingent Consideration Paid to the Shareholders of an Acquired Enterprise in a Purchase Business Combination. The purchase price of $1,500,000 was allocated to the acquired assets based on the fair value of assets acquired, as determined by a valuation performed by an independent appraiser. Of the purchase price, $242,000 was allocated to the covenant not to compete, $23,000 was allocated to trademarks and $1,235,000 was allocated to goodwill. The goodwill can primarily be attributed to the value of the work force acquired. Trademarks and goodwill will be amortized over two years, which is their estimated useful life. The covenant not to compete will be amortized over five years, which is the life of the agreement. There was approximately $179,000 and $170,000 of amortization expense recorded in the consolidated statements of operations for the year ended September 30, 1999 and the three months ended December 31, 1999, respectively. The future cash and stock payments, which are contingent solely on future employment in the amount of $6,300,000, is being recognized as compensation expense ratably over the term of the payments, as they are directly linked to the continued employment of the two key employees. For the year ended September 31, 1999 and three months ended December 31, 1999, approximately $788,000 and $1,035,000 was recognized respectively and presented as compensation expense related to acquisitions in the accompanying consolidated statements of operations. The contingent payments that are based on performance milestones will be recognized as expense as those milestones are reached. Upon the closing of the Offering, in accordance with the purchase agreement, 111,111 shares of common stock were issued to the sellers.

                        ANDOVER.NET, INC. AND SUBSIDIARY

  (b) Animation Factory

     Concurrently on June 28, 1999, Andover.Net acquired certain assets and assumed certain liabilities related to the Web site Animation Factory from Eclipse Digital Imaging, Inc. (Eclipse). Eclipse develops, markets and sells computer animation via its Web site.

     The purchase price was $1,500,000 in cash for the net assets acquired, of which $250,000 was paid on the closing of the acquisition and $1,250,000 will be paid in 15 equal monthly installments beginning in October 1999. The future payments have been discounted to their present value using an imputed interest rate of prime (8% at June 28, 1999) plus 1%, for a present value of $1,151,000. The discount will be amortized as interest expense over the term of the payments. The purchase agreement also contains stock consideration of $600,000 payable over two years contingent upon continued employment of the two principals of Eclipse and other milestones relating to the creation of new animation images. Any stock consideration given, when the contingencies are resolved, will be accounted for as compensation expense over the period earned, as they are directly related to the continued employment and performance of these two key employees. The number of shares paid is calculated based on the price per share offered in the initial public offering.

     The acquisition has been accounted for under APB 16 and EITF 95-08 and the purchase price of $1,421,000 was allocated to the acquired assets based on the fair value of the assets acquired, as determined by a valuation performed by an independent appraiser. Of the purchase price, $177,000 was allocated to the covenant not to compete, $213,000 was allocated to the animation library, $15,000 was allocated to trademarks and $1,017,000 was allocated to goodwill. The animation library, the trademarks and the goodwill will be amortized over two years, which is the estimated useful life. The covenant not to compete will be amortized over five years, which is the life of the agreement. There was approximately $174,000 and $161,000 of amortization expense for the year ended September 30, 1999 and the three months ended December 31, 1999, respectively. The future cash and stock payments, which are contingent solely on future employment in the amount of $200,000, is being recognized as compensation expense ratably over the term of the payments, as they are directly linked to the continued employment of the two key employees. For the year ended September 31, 1999 and the three months ended December 31, 1999, approximately $25,000 and $21,000 was recognized and presented as compensation expense related to acquisitions in the accompanying consolidated income statements. The contingent payments that are based on performance milestones will be recognized as expense once those milestones are reached. Upon the closing of the offering, in accordance with the purchase agreement, 11,111 shares of common stock were issued.

  (c) Freshmeat

     In August 1999, Andover.Net purchased certain assets related to the Web site Freshmeat. Andover.Net paid $367,000 of cash at the closing and has guaranteed future payments aggregating $300,000 payable monthly through November 2000. The future payments have been discounted to their present value using an imputed interest rate of prime (8% at August 6, 1999) plus 1%, for a present value of $650,000. The discount will be amortized as interest expense over the terms of the payments. Future stock consideration of $333,000 will be paid over the term of a service contract with the selling stockholder.

     The acquisition has been accounted for under the purchase method of accounting, in accordance with APB 16 and EITF 95-08. The purchase price of $650,000 was allocated to the acquired assets based on the fair value of assets acquired, as determined by a valuation performed by an independent appraiser. Of the purchase price, $107,000 was allocated to the covenant not to compete, $8,000 was allocated to trademarks and $535,000 was allocated to goodwill. The goodwill can primarily be attributed to the value

                        ANDOVER.NET, INC. AND SUBSIDIARY
of the work force acquired. Trademarks and goodwill will be amortized over two years, which is their estimated useful life. The covenant not to compete will be amortized over five years, which is the life of the agreement. There was approximately $52,000 and $73,000 of amortization expense recorded in the statements of operations for the year ended September 30, 1999 and the three months ended December 31, 1999. The future stock payments that are contingent solely on the continuation of services from the selling stockholder are being recognized as expense over the term of the payments in accordance with EITF 96-18, Accounting for Equity Instruments that Are Issued to Other, Than Employees for Acquiring, or in Conjunction with Selling, Goods or Services. For the three months ended December 31, 1999, approximately $146,000 was recognized and presented as compensation expense related to acquisition in the accompanying consolidated income statement. Upon the closing of the Offering, in accordance with the purchase agreement, 6,172 shares of common stock were issued. To the extent that there is any appreciation in the market value of the Company's common stock, the compensation charges could be materially higher than as disclosed.

  (d) ThinkGeek.com

     In October 1999, Andover.Net acquired all of the assets relating to the Web site as ThinkGeek.com from ThinkGeek, LLC. ThinkGeek.com is an online retailer of Linux/Open Source related gifts, books and paraphernalia. Consideration for this transaction consisted of a $200,000 cash payment made at the closing and $200,000 payable in eight equal quarterly contingent installments beginning in January 2000. These quarterly payments are contingent on the continued employment of the key employees of ThinkGeek.com and are not considered part of the purchase price.

     The acquisition has been accounted for under the purchase method of accounting, in accordance with APB 16 and EITF 95-08. The purchase price of $200,000 was allocated to the acquired assets based on the fair value of assets acquired, as determined by a valuation performed by an independent appraiser. Of the purchase price, $20,000 was allocated to the covenant not to compete, $1,400 was allocated to trademarks and $178,600 was allocated to goodwill. The goodwill can primarily be attributed to the value of the work force acquired. Trademarks and goodwill will be amortized over two years, which is their estimated useful life. The covenant not to compete will be amortized over five years, which is the life of the agreement. There was approximately $16,000 of amortization expense recorded in the consolidated statement of operations for the three months ended December 31, 1999. The future cash payments of $200,000 are being recognized as compensation expense ratably over the term of the payments, as they are directly linked to the continued employment of four key employees. For the three months ended December 31, 1999, approximately $17,000 was recognized and presented as compensation expense related to acquisitions in the accompanying consolidated income statement.

(5) ACCOUNTS RECEIVABLE

     Accounts receivable, which result primarily from advertising sales, are presented net of an allowance for doubtful accounts. The activity in Andover.Net's allowance for doubtful accounts for the years ended

                        ANDOVER.NET, INC. AND SUBSIDIARY

September 30, 1997, 1998, 1999 and for the three months ended December 31, 1999 is presented in the following table:

                                        BALANCE AT                                    BALANCE
                                        BEGINNING     CHARGED TO                      AT END
                                        OF PERIOD      EXPENSE      DEDUCTIONS(A)    OF PERIOD
                                        ----------    ----------    -------------    ---------
                                                            (IN THOUSANDS)
Year ended September 30, 1997.........     $ --          $ --           $ --           $ --
Year ended September 30, 1998.........       --            13             --             13
Year ended September 30, 1999.........       13            93              6            100
Three months ended December 31,             100            50             --            150
  1999................................

------------------------------
(a) Represents amounts written off as uncollectable accounts receivable.

(6) ACCRUED EXPENSES

     Accrued expenses consist of the following (in thousands):

                                                 SEPTEMBER 30,
                                                 --------------    DECEMBER 31,
                                                 1998     1999         1999
                                                 ----    ------    ------------
Accrued compensation...........................  $ --    $  841        $ 18
Accrued vendor commissions.....................    80        --          --
Other..........................................    79       726         479
                                                 ----    ------        ----
                                                 $159    $1,567        $497
                                                 ====    ======        ====

(7) CONVERTIBLE NOTES PAYABLE TO STOCKHOLDERS

     On June 30, 1999, Andover.Net received proceeds of $2,090,000 from the issuance of convertible notes payable (the Notes) in a private placement to various investors, some of whom are Andover.Net stockholders and certain outsiders. The Notes bore interest at the prime rate (8% at June 30, 1999) per annum and were due on December 31, 1999. Upon the closing of the Series B financing by Andover.Net in September 1999, these Notes converted into 120,214 shares of Series B Redeemable Convertible Preferred Stock issued under the new capital structure of Andover.Net (see Note 10(c)). Upon the closing of the Offering, the Series B Convertible Preferred Stock automatically converted into 603,931 shares of common stock.

     The original terms of the Notes provided for a formula-based conversion price. Pursuant to the conversion terms, whereby the holders of the Notes were guaranteed beneficial conversion features depending on the amount of time the Notes were held before conversion, Andover.Net recorded an original discount of $403,000, which represents the difference between the proceeds from the notes payable and the value of the Series B preferred stock. This discount was amortized as interest expense over 76 days, which is the period from issuance of the Notes to the period in which the Series B Redeemable preferred stock offering occurred. The Series B redeemable preferred stock offering occurred during the year ended September 30, 1999. In addition, Andover.Net recognized an additional interest expense of $12,124,000, which represents the beneficial conversion feature of the 120,214 shares of Series B Redeemable Convertible Preferred Stock into 603,931 shares of common stock (see Note 10(c)). This expense is recognized in the consolidated statement of operations for the three months ended December 31, 1999, as this is the period that the Offering closed.

(8) INCOME TAXES

     Andover.Net accounts for income taxes using the liability method, which requires the recognition of the amount of current and deferred income taxes at the date of the financial statements as a result of all

                        ANDOVER.NET, INC. AND SUBSIDIARY
differences in the tax basis and financial statement carrying amounts of assets and liabilities, as measured by enacted tax laws.

     No provision for federal or state income taxes has been recorded, as Andover.Net has incurred net operating losses for all periods presented. As of December 31, 1999, Andover.Net had net operating loss carryforwards for federal and state income tax purposes of approximately $17,706,000 available to reduce future federal and state income taxes, if any. These carryforwards expire at various dates through 2019 and are subject to review and possible adjustment by the Internal Revenue Service. Due to the uncertainty surrounding the realization of the net deferred tax asset, Andover.Net has provided a full valuation allowance against this amount.

     U.S. tax rules impose annual limitations on the use of net operating losses following substantial changes, in ownership. Andover.Net has completed several financings since its inception and has incurred an ownership change, as defined by the U.S. tax rules. Andover.Net believes that this change in ownership will not have a material impact on its ability to utilize its net operating loss carryforwards.

     The approximate income tax effect of each type of temporary difference and carryforward is as follows (in thousands):

                                                    SEPTEMBER 30,
                                              -------------------------    DECEMBER 31,
                                              1997     1998      1999          1999
                                              -----    -----    -------    ------------
Net operating loss carryforwards............  $ 530    $ 674    $ 1,824      $ 7,130
Non-deductible expenses and reserves........     20       37        512          897
Valuation allowance.........................   (550)    (711)    (2,336)      (8,027)
                                              -----    -----    -------      -------
          Net deferred tax asset............  $  --    $  --    $    --      $    --
                                              =====    =====    =======      =======

(9) COMMITMENTS AND CONTINGENCIES

  (a) Operating Leases

     Andover.Net leases its office facility and equipment under operating leases that expire at various dates through April 30, 2004.

     Future minimum lease payments at December 31, 1999 are as follows (in thousands):

YEARS ENDING DECEMBER 31,
-------------------------
2000........................................................  $208
2001........................................................   205
2002........................................................   221
2003........................................................   229
2004........................................................    76
                                                              ----
                                                              $939
                                                              ====

     Rent expense included in the accompanying consolidated statements of operations was approximately $33,000, $20,000 and $122,000 for the years ended September 30, 1997, 1998 and 1999, respectively, and $12,000 and $52,000 for the three months ended December 31, 1998 and 1999, respectively.

  (b) Litigation

     Currently, Andover.Net is not a party to any litigation.

                        ANDOVER.NET, INC. AND SUBSIDIARY

(10) REDEEMABLE PREFERRED STOCK

     On December 8, 1999, all outstanding shares of Series A redeemable preferred stock, as well as all accrued but unpaid dividends, were redeemed. All amounts except $606,000 were paid in full during 1999 with the proceeds from the Offering (see Note 3). The remaining $606,000 has been classified as amounts due to stockholders along with an equal amount as restricted cash in the accompanying consolidated balance sheet as of December 31, 1999. This amount was paid in full during January 2000.

     Redeemable preferred stock consisted of the following (in thousands):

                                                        SEPTEMBER 30,
                                                       ----------------    DECEMBER 31,
                                                        1998      1999         1999
                                                       ------    ------    ------------
Series A redeemable preferred stock (Series
  A) -- $13.50 redemption value plus accrued
  dividends; authorized -- 900 shares, issued and
  outstanding -- 165, 322 and no shares at September
  30, 1998 and 1999 and December 31, 1999,
  respectively (at redemption value).................  $2,228    $4,353      $ 4,800
Accrued dividends on Series A (see Dividends)........     134       447           74
                                                       ------    ------      -------
Subtotal.............................................  $2,362    $4,800      $ 4,874
                                                       ======    ======      =======
Redemption of Series A redeemable preferred stock and
  payment of accrued dividends.......................                         (4,874)
                                                                             -------
                                                                             $    --
                                                                             =======

     Upon the Offering on December 8, 1999, all outstanding shares of Series B redeemable convertible preferred stock along with related accrued dividends were converted into 3,017,134 shares of common stock.

                                                        SEPTEMBER 30,
                                                      -----------------    DECEMBER 31,
                                                       1998      1999          1999
                                                      ------    -------    ------------
Series B redeemable convertible preferred stock
  (Series B) -- $21.03 redemption value plus accrued
  dividends; authorized -- 700 shares, issued and
  outstanding -- none and 601 and no shares at
  September 30, 1998 and 1999 and December 31, 1999,
  respectively (at redemption value)................  $   --    $12,628      $ 12,669
Accrued dividends on Series B (see Dividends).......      --         41           185
                                                      ------    -------      --------
Subtotal............................................  $   --    $12,669      $ 12,854
                                                      ======    =======      ========
Conversion of Series B redeemable preferred stock
  and accrued dividends to common stock.............                          (12,854)
                                                                             --------
                                                                             $     --
                                                                             ========

  (a) Recapitalization

     In September 1999, Andover Advanced Technologies, Inc. was merged into its wholly owned subsidiary, Andover.Net. There are 2,000,000 shares of Preferred Stock authorized, of which 900,000 shares were designated as Series A redeemable preferred stock, 700,000 shares were designated as Series B redeemable convertible preferred stock and 400,000 shares remained undesignated.

                        ANDOVER.NET, INC. AND SUBSIDIARY

  (b) Series A Redeemable Preferred Stock

     In connection with the recapitalization of Andover.Net in September 1999, all the Series C redeemable preferred stock of AAT was converted to Series A redeemable preferred stock of Andover.Net. This new Series A redeemable preferred stock has all of the same rights, privileges and preferences of the AAT Series C redeemable preferred stock. The following reflects that conversion on a retroactive basis.

     During fiscal 1997, Andover.Net amended its bylaws to change its capital structure and to authorize Series A redeemable preferred stock. Each stockholder of AAT Series A convertible preferred stock and AAT Series B convertible preferred stock received one share of Series A redeemable preferred stock and one share of common stock in a recapitalization. The Series A redeemable preferred stock has been stated at the redemption value of $13.50 plus accrued dividends. An adjustment to accumulated deficit of approximately $122,000 is reflected in the accompanying consolidated statements of stockholders' equity (deficit) to account for the issuance of the Series A redeemable preferred stock at redemption value.

     In fiscal 1997, Andover.Net sold an additional 80,001 shares of Series A redeemable preferred stock at a price of $13.50 per share, less stock issuance costs of approximately $41,000, for aggregate net proceeds of approximately $1,039,000. During fiscal 1999, Andover.Net sold 157,438 shares of Series A redeemable preferred stock, and 2,634,436 shares of common stock at a price of $0.26 per share, less stock issuance costs of approximately $33,000, for aggregate net proceeds of approximately $2,770,000.

     The Series A redeemable preferred stock (Series A Preferred Stock) holders had the following rights, preferences and privileges:

     Voting Rights

     The Series A Preferred Stock does not entitle the holder to any voting rights on any action taken by the stockholders of Andover.Net.

     Dividends

     Beginning January 1, 1998, the holders of Series A Preferred Stock are entitled to receive cumulative dividends, which will accrue and will be due and payable at an annual rate, or portion thereof for partial periods, in an amount equal to the greater of (i) the applicable percentage, as defined, of Andover.Net's pre-tax earnings or (ii) 8.0% of the original purchase price paid for the number of shares of Series A Preferred Stock outstanding on the last day of the applicable year. Dividends are not payable until approved by the Board of Directors and do not accrue interest. As of December 8, 1999, the date of redemption, approximately $655,000 of dividends had been accrued.

     Liquidation Preference

     In certain events, including liquidation, dissolution or winding up of Andover.Net, the holders of Series A Preferred Stock are entitled to $13.50 per share plus all accumulated and unpaid dividends due before any distribution may be made to common stockholders. If the assets of Andover.Net shall be insufficient to permit payment in full to the holders of preferred stock, then the entire assets of Andover.Net that are available for distribution shall be distributed ratably.

     Redemption

     At any time on or after June 2003, at the election of the holders of 70% of the shares of Series A Preferred Stock, Andover.Net may be required to redeem the Series A Preferred Stock at a redemption price in an amount equal to the liquidation payment for the Series A Preferred Stock, which shall be paid in cash.

                        ANDOVER.NET, INC. AND SUBSIDIARY

     Andover.Net was required to redeem all shares of the Series A Preferred Stock outstanding upon the closing of the Offering (see Note 3).

  (c) Series B Redeemable Convertible Preferred Stock

     On September 15, 1999, Andover.Net issued 600,568 shares of Series B redeemable convertible preferred stock at $21.03 per share to private investors, for total consideration of $12,224,000. This includes $10,100,000 of originally issued shares and the conversion of $2,124,000 of principal and accrued interest from the June 1999 convertible notes into 120,214 shares of Series B redeemable convertible preferred stock, of which 19,195 shares were issued pursuant to a beneficial conversion feature (see Note 7).

     The Series B redeemable convertible preferred stock (Series B Preferred Stock) holders had the following rights, preferences and privileges:

     Voting Rights

     The Series B Preferred Stock entitles the holder to voting rights on all actions taken by the stockholders of Andover.Net.

     Dividends

     Dividends accrue annually and are cumulative at a rate of 8% of the original purchase price of $21.03 per share, on a per share basis. Dividends must be paid before any other dividends can be declared or paid on any common stock or Series A Redeemable Preferred Stock. As of December 8, 1999, the date of the conversion, approximately $226,000 of dividends had been accrued.

     Liquidation Preference

     In certain events, including liquidation, dissolution or winding up of Andover.Net, the holders of Series B Preferred Stock are entitled to $21.03 per share plus all accumulated and unpaid dividends due before any distribution may be made to common stockholders or Series A Redeemable Preferred Stockholders. If the assets of Andover.Net shall be insufficient to permit payment in full to the holders of preferred stock, then the entire assets of Andover.Net that are available for distribution shall be distributed ratably.

     Conversion

     The Series B Preferred Stock was convertible at any time by the holders, at the then applicable conversion rate, as adjusted from time to time. On December 8, 1999, all outstanding shares of Series B Preferred Stock were automatically converted into 3,017,134 shares of common stock, resulting in an effective purchase price of $4.05 per common share. The difference between the fair value of Andover.Net's common stock on the date of issuance and the deemed effective purchase price resulted in a beneficial conversion feature of $12,200,000, which is presented as interest expense in the consolidated statement of operations for the three months ended December 31, 1999. Of the $12,200,000 interest expense charge, $10.1 million relates to the originally issued shares of Series B Preferred Stock and $2.1 million relates to the converted notes payable (see
Note 7).

     Redemption

     At any time on or after September 2003, had Andover.Net not made its qualified public offering of its common stock of at least $20,000,000, at the election of the holders of the shares of Series B Preferred Stock, Andover.Net could have been required to redeem the Series B Preferred Stock at a redemption

                        ANDOVER.NET, INC. AND SUBSIDIARY
price in an amount equal to the liquidation payment for the Series A Preferred Stock and would have been paid in cash.

     The following table summarizes the activity for the AAT Series A, AAT Series B and Andover.Net Series A and Series B Preferred Stock (in thousands, except for share data):

                                              AAT                      AAT                  ANDOVER.NET
                                      SERIES A CONVERTIBLE     SERIES B CONVERTIBLE     SERIES A REDEEMABLE
                                        PREFERRED STOCK          PREFERRED STOCK          PREFERRED STOCK
                                     ----------------------   ----------------------   ----------------------
                                      NUMBER     REDEMPTION    NUMBER     REDEMPTION    NUMBER     REDEMPTION
                                     OF SHARES     VALUE      OF SHARES     VALUE      OF SHARES     VALUE
                                     ---------   ----------   ---------   ----------   ---------   ----------
Balance, September 30, 1996........    50,000      $ 500        27,500      $ 413            --     $    --
 Exercise of AAT Series B
   warrants........................        --         --         6,875        103            --          --
 Issuance AAT Series B convertible
   preferred stock.................        --         --           666         10            --          --
 Recapitalization of preferred
   stock...........................   (50,000)      (500)      (35,041)      (526)       85,041       1,148
 Issuance of Series A redeemable
   preferred stock.................        --         --            --         --        60,001         810
 Conversion of convertible
   promissory notes and issuance of
   Series A redeemable preferred
   stock and common stock..........        --         --            --         --        20,000         270
                                      -------      -----       -------      -----      --------     -------
Balance, September 30, 1997........        --         --            --         --       165,042       2,228
 Accrued dividends on Series A
   redeemable preferred Stock......        --         --            --         --            --         134
                                      -------      -----       -------      -----      --------     -------
Balance, September 30, 1998........        --         --            --         --       165,042       2,362
 Accrued dividends on Series A
   Redeemable preferred Stock......        --         --            --         --            --         313
 Issuance of Series A Redeemable
   preferred Stock.................        --         --            --         --       157,438       2,125
 Issuance of Series B Redeemable
   preferred Stock.................        --         --            --         --            --          --
 Accrued dividends on Series B
   Redeemable preferred stock......        --         --            --         --            --          --
                                      -------      -----       -------      -----      --------     -------
Balance, September 30, 1999........        --         --            --         --       322,480       4,800
 Accrued dividends on Series A
   Redeemable preferred stock......        --         --            --         --            --          74
 Accrued dividends on Series B
   Redeemable preferred stock......        --         --            --         --            --          --
 Redemption of Series A Redeemable
   preferred stock and dividends...        --         --            --         --      (322,480)     (4,874)
 Conversion of Series B Redeemable
   preferred stock and dividends...        --         --            --         --            --          --
                                      -------      -----       -------      -----      --------     -------
Balance, December 31, 1999.........        --      $  --            --      $  --            --     $    --
                                      =======      =====       =======      =====      ========     =======

                                          ANDOVER.NET
                                      SERIES B REDEEMABLE
                                          CONVERTIBLE
                                        PREFERRED STOCK
                                     ----------------------     TOTAL
                                      NUMBER     REDEMPTION   REDEMPTION
                                     OF SHARES     VALUE        VALUE
                                     ---------   ----------   ----------
Balance, September 30, 1996........      --       $     --     $    913
 Exercise of AAT Series B
   warrants........................      --             --          103
 Issuance AAT Series B convertible
   preferred stock.................      --             --           10
 Recapitalization of preferred
   stock...........................      --             --          122
 Issuance of Series A redeemable
   preferred stock.................      --             --          810
 Conversion of convertible
   promissory notes and issuance of
   Series A redeemable preferred
   stock and common stock..........      --             --          270
                                       ----       --------     --------
Balance, September 30, 1997........      --             --        2,228
 Accrued dividends on Series A
   redeemable preferred Stock......      --             --          134
                                       ----       --------     --------
Balance, September 30, 1998........      --             --        2,362
 Accrued dividends on Series A
   Redeemable preferred Stock......      --             --          313
 Issuance of Series A Redeemable
   preferred Stock.................      --             --        2,125
 Issuance of Series B Redeemable
   preferred Stock.................     601         12,628       12,628
 Accrued dividends on Series B
   Redeemable preferred stock......      --             41           41
                                       ----       --------     --------
Balance, September 30, 1999........     601         12,669       17,469
 Accrued dividends on Series A
   Redeemable preferred stock......      --             --           74
 Accrued dividends on Series B
   Redeemable preferred stock......      --            185          185
 Redemption of Series A Redeemable
   preferred stock and dividends...      --             --       (4,874)
 Conversion of Series B Redeemable
   preferred stock and dividends...    (601)       (12,854)     (12,854)
                                       ----       --------     --------
Balance, December 31, 1999.........      --       $     --     $     --
                                       ====       ========     ========

(11) STOCKHOLDERS' EQUITY

  (a) Common Stock

     In November 1998, the board of directors authorized an additional 3,697,523 shares of Andover.Net's no par value common stock for an aggregate authorization of 10,987,069 shares. The board of directors also authorized an additional 184,000 shares of preferred stock for an aggregate authorization of 409,000 shares.

     Also in November 1998, the board of directors approved an increase in the number of authorized options under the Andover.Net 1995 Stock Option Plan to 1,507,142 options.

     In September 1999, the board of directors approved a 4-for-1 stock split of Andover.Net's $0.01 par value common stock. In December 1999, the board of directors approved a 5.0238 for 1 stock split of Andover.Net's $0.01 par value common stock. All references to the number of shares in the accompanying consolidated financial statements have been adjusted to reflect both stock splits on a retroactive basis.

                        ANDOVER.NET, INC. AND SUBSIDIARY

  (b) Stock Warrants

     During the fiscal year 1996, Andover.Net issued warrants to the stockholders of the previously issued Series B Redeemable Convertible preferred stock. A total of 6,875 warrants were issued to purchase Series B Redeemable Convertible preferred stock at an exercise price of $15.00 share. The value of the warrants when issued was determined to be immaterial. The warrants were exercised during fiscal 1997 for total proceeds of approximately $103,000.

  (c) Convertible Notes Payable to Stockholders

     In May 1997, Andover.Net issued convertible promissory notes (the Notes) to certain stockholders in the sum of $100,000. The Notes were mandatorily convertible upon the additional financing of $200,000 (the conversion financing), which was completed during fiscal 1997. The Notes were converted into shares identical to the shares sold in the conversion financing. The investors received a total of 401,905 common shares and 20,000 Series C Preferred shares in exchange for the notes and an additional $200,000 in cash.

(12) STOCK OPTION PLAN

  (a) 1995 Stock Option Plan

     On October 12, 1995, Andover.Net's board of directors (the Board) approved the adoption of the 1995 Stock Option Plan (the 1995 Plan), as amended, which provides for a maximum of 1,507,140 shares of common stock to be issued as incentive stock option (ISOs) and nonqualified options. The options under the 1995 Plan may be granted to directors, officers, employees, consultants and related corporations. ISOs may be granted at no less then fair market value
(FMV) on the date of grant, as determined by the Board (no less than 110% of FMV on the date of grant for 10% or greater stockholders). Options under the 1995 Plan expire between five to 10 years from the date of grant. Vesting is determined by the Board and can be fully exercisable on the date of grant or in installments, as approved.

  (b) 1999 Stock Option Plan

     In August 1999, Andover.Net approved the adoption of the 1999 Stock Option Plan (the 1999 Plan), which provides for a maximum of 1,736,225 shares of common stock to be issued as ISOs and nonqualified options. The options under the 1999 Plan may be granted to directors, officers, employees, consultants and related corporations. ISOs may be granted at no less than fair market value (FMV) on the date of grant, as determined by the Board (no less than 110% of FMV on the date of grant for 10% or greater stockholders). Options under the 1999 Plan expire no more than 10 years from the date of grant. Vesting is determined by the Board and can be fully exercisable on the date of grant or in installments, as approved.

     Stock option activity for the years ended September 30, 1997, 1998 and 1999 and for the three months ended December 31, is as follows (in thousands, except per share data):

                                                                           WEIGHTED AVERAGE
                                            NUMBER      EXERCISE PRICE      EXERCISE PRICE
                                           OF SHARES       PER SHARE          PER SHARE
                                           ---------    ---------------    ----------------
Outstanding, September 30, 1996..........      196      $         0.025         $0.025
  Granted................................      482                0.025          0.025
  Exercised..............................      (15)               0.025          0.025
  Canceled...............................      (25)               0.025          0.025
                                             -----      ---------------
Outstanding, September 30, 1997..........      638                0.025          0.025
  Granted................................      165                0.025          0.025
  Exercised..............................      (24)               0.025          0.025
  Canceled...............................      (56)               0.025          0.025
                                             -----      ---------------

                        ANDOVER.NET, INC. AND SUBSIDIARY

                                                                           WEIGHTED AVERAGE
                                            NUMBER      EXERCISE PRICE      EXERCISE PRICE
                                           OF SHARES       PER SHARE          PER SHARE
                                           ---------    ---------------    ----------------
Outstanding, September 30, 1998..........      723                0.025          0.025
  Granted................................      873       0.025 -  1.066          0.201
  Exercised..............................     (227)               0.025          0.025
  Canceled...............................      (41)               1.066          1.066
                                             -----      ---------------
Outstanding, September 30, 1999..........    1,328       0.025 -  1.066          0.139
  Granted................................      375       7.080 - 18.000          13.18
  Exercised..............................       (6)      0.025 -  1.066          1.022
  Canceled...............................       (3)               0.025          0.025
                                             -----      ---------------
Outstanding, December 31, 1999...........    1,694      $0.025 - 18.000         $2.878
                                             =====      ===============

     The following table summarizes information regarding Andover.Net's stock options outstanding and exercisable to December 31, 1999:

                                OPTIONS OUTSTANDING                     OPTIONS EXERCISABLE
                  -----------------------------------------------   ----------------------------
                              WEIGHTED AVERAGE
   RANGE OF        NUMBER        REMAINING       WEIGHTED AVERAGE    NUMBER     WEIGHTED AVERAGE
EXERCISE PRICES   OF SHARES   CONTRACTUAL LIFE    EXERCISE PRICE    OF SHARES    EXERCISE PRICE
---------------   ---------   ----------------   ----------------   ---------   ----------------
0.$025........        759           7.98             $ 0.025           742           $0.025
0.94-0.218...         259           9.67               0.139           187            0.122
0.261........         221           9.67               0.261            21            0.261
1.066........          80           9.67               1.066            17            1.066
7.080........          75           9.79               7.080            --               --
13.500.......         220           9.83              13.500            --               --
18.000.......          80           9.93              18.000            --               --
                    -----                                              ---
                    1,694                                              967
                    =====                                              ===

     At December 31, 1999, approximately 1,193,000 options to purchase shares of common stock were available for future grants under both plans.

     SFAS No. 123, Accounting for Stock-Based Compensation, requires the measurement of the fair value of stock options to be included in the statements of operations or disclosed in the notes to the financial statements. Andover.Net has determined that it will continue to account for stock-based compensation for employees under the Accounting Principles Board Opinion No. 25 and elect the disclosure-only alternative under SFAS No. 123. Fair value of each option grant is estimated on the date of grant using the Black-Scholes option pricing model with the following assumptions:

                                                                           THREE MONTHS ENDED
                                     YEARS ENDED SEPTEMBER 30,                DECEMBER 31,
                               -------------------------------------    ------------------------
                                  1997          1998         1999          1998          1999
                               -----------   ----------   ----------    -----------   ----------
                                                                        (UNAUDITED)
Risk free interest rate......   6.18%-6.53%  5.62%-6.11%  4.45%-6.14%       4.45%     5.97%-6.19%
Expected dividend yield......           --           --           --          --              --
Expected lives (in years)....         5.00         5.00         5.00        5.00            5.00
Expected volatility..........           70%          70%          70%         70%            100%
Weighted average fair value
  per share of options
  granted....................        $1.48        $2.91        $6.95       $3.26           $9.11
Weighted average remaining
  contractual life of options
  outstanding (in years).....         6.12         8.25         8.96        9.92            9.89

                        ANDOVER.NET, INC. AND SUBSIDIARY

     Had compensation expense for the options been determined consistent with SFAS No. 123, Andover.Net's net loss and net loss per share would have been affected as follows (in thousands):

                                                                            THREE MONTHS ENDED
                                              YEARS ENDED SEPTEMBER 30,        DECEMBER 31,
                                              -------------------------   ----------------------
                                               1997     1998     1999        1998         1999
                                              ------   ------   -------   -----------   --------
                                                                          (UNAUDITED)
Net loss applicable to common
  shareholders --
  As reported...............................  $ (705)  $ (608)  $(5,787)    $  (829)    $(15,980)
  Pro forma.................................  $ (884)  $ (902)  $(7,068)    $(1,410)    $(16,493)
Basic and diluted net loss per share
  applicable to common shareholders --
  As reported...............................  $(0.29)  $(0.12)  $ (0.78)    $ (0.14)    $  (1.61)
  Pro forma.................................  $(0.36)  $(0.18)  $ (0.95)    $ (0.24)    $  (1.66)

     In connection with certain stock option grants during the year ended September 30, 1999 and the three months ended December 31, 1999, Andover.Net recorded deferred stock-based compensation of approximately $6,200,000 and $279,000, respectively, in connection with stock option grants of approximately 914,000 and 75,000, which represents the aggregate difference between the exercise price and the fair market value of the common stock, as determined for accounting purposes. The deferred stock-based compensation will be recognized as an expense over the vesting period of the underlying stock options. These vesting periods range up to four years. Certain options contained provisions that accelerated the vesting to 100% upon the initial public offering. Additional compensation expense of approximately $800,000 relating to 260,459 options was recorded as compensation expense. The remaining deferred stock-based compensation will be amortized over the remaining vesting period. Andover.Net recorded compensation expense in total of approximately $1,000,000 and $1,200,000 for the year ended September 30, 1999 and the three months ended December 31, 1999, respectively, related to deferred stock-based compensation.

(13) SEGMENT AND GEOGRAPHIC INFORMATION

     SFAS No. 131, Disclosures about Segments of an Enterprise and Related Information, establishes standards for reporting information regarding operating segments in annual financial statements and requires selected information for those segments to be presented in interim financial reports issued to stockholders. SFAS No. 131 also establishes standards for related disclosures about products and services and geographic areas. Operating segments are identified as components of an enterprise about which separate discrete financial information is available for evaluation by the chief operating decision-maker, or decision-making group, in making decisions how to allocate resources and assess performance. Andover.Net's chief decision-maker, as defined under SFAS No. 131, is the Chief Executive Officer. At December 31, 1999, Andover.Net views its operations and its business as principally two segments, Internet publishing and product sales.

     Andover.Net's reportable segments are strategic business units that offer different products and services. They are managed separately, based on the fundamental differences in their operations. The Internet publishing segment provides content for Andover/Net's network of Web sites. The Product segment sells merchandise related to Linux and other computing themes. The accounting policies of the segments are the same as those described in the summary of significant accounting policies. Expenses are allocated to the reportable segments. The Company has no intersegment sales and transfers, and does not allocate assets to the operating segments.

                        ANDOVER.NET, INC. AND SUBSIDIARY

     The operating segments reported below are the segments for which separate financial information is available and for which operating loss amounts are evaluated regularly by senior management in deciding how to allocate resources and in assessing performance.

                                                               INTERNET
                                                              PUBLISHING    PRODUCT    CONSOLIDATED
                                                              ----------    -------    ------------
                                                                         (IN THOUSANDS)
FOR THE THREE MONTHS ENDED DECEMBER 31, 1999
Net Revenues................................................   $  1,772      $ 285       $  2,057
Cost of revenues............................................        355        126            481
Research and development....................................        323         --            323
Depreciation and amortization...............................        259        179            438
Segment loss................................................    (15,741)      (239)       (15,980)
Total assets................................................     84,172        245         84,417
FOR THE YEAR ENDED SEPTEMBER 30, 1999
Net Revenues................................................   $  2,021      $ 100       $  2,121
Cost of revenues............................................        731          2            733
Research and development....................................        770         --            770
Depreciation and amortization...............................        265        167            432
Segment loss................................................     (5,631)      (156)        (5,787)
Total assets................................................     14,389         51         14,440

(14) SUBSEQUENT EVENTS

  (a) Acquisition by VA Linux Systems

     On February 2, 2000, Andover.Net entered into a merger agreement (the Transaction) with VA Linux Systems, Inc. (VA Linux), whereby VA Linux will effectively acquire all common shares of Andover.Net. In connection with the Transaction, each share of Andover.Net common stock will be exchanged for 0.425 of a share of VA Linux common stock, reduced by an aggregate of $60,000,000 in cash payments to common stockholders of Andover.Net as provided for in the transaction. The transaction is subject to approval by the stockholders of Andover.Net and customary closing conditions.

  (b) Acquisition -- QuestionExchange.com

     On February 7, 2000, Andover.Net entered into a stock purchase agreement to acquire all outstanding shares of QuestionExchange, Inc. for $12,500,000 in Andover.Net common stock and cash. QuestionExchange provides a forum for individuals who have questions regarding information technology to be connected with individuals who can answer those questions.

     The purchase price consists of $8,170,000 to be paid in common stock and cash upon the closing of the agreement. Additional cash payments of approximately $1,750,000 will be paid over the next three years. Additionally, there are contingent stock payments totaling $2,500,000 based on meeting certain financial targets. Additional contingent payments of $80,000 will be payable over two years contingent on the continued employment of certain sellers.

                        ANDOVER.NET, INC. AND SUBSIDIARY

                INTRODUCTION TO PRO FORMA FINANCIAL INFORMATION

     The following unaudited pro forma combined statements of operations for the year ended September 30, 1999 give effect to the acquisitions by Andover.Net, Inc. of Slashdot.org and Animation Factory as if each had occurred at the beginning of the period presented. The unaudited pro forma combined statement of operations does not include the effects of the Andover.Net, Inc. acquisition of the assets related to Freshmeat as of August 6, 1999 or ThinkGeek.com as of October 25, 1999, as Andover.Net, Inc. has determined that its effects are immaterial. The unaudited pro forma combined statement of operations gives effect to the issuance of the convertible notes payable and their subsequent conversion into Series B Redeemable Convertible Preferred Stock, as these notes were used to finance the acquisitions. These statements do not take into effect the issuance of the Series B Redeemable Convertible Preferred Stock in September 1999.

     The unaudited pro forma combined statements of operations have been prepared using the purchase method of accounting for the Acquisitions whereby the total cost of each acquisition is allocated to the tangible and intangible assets acquired and liabilities assumed based upon their respective fair values at the effective dates of such acquisitions. Such allocations have been made based upon currently available information and management's estimates. Final allocations will be determined upon completion of the analysis of the assets acquired and liabilities assumed.

     The unaudited pro forma combined statement of operations for the year ended September 30, 1999 is based on the audited financial statements for the year ended September 30, 1999 of Andover.Net, Inc. and the unaudited operating results for the nine months ended June 30, 1999 of Slashdot.org and Animation Factory. The unaudited financial statements reflect all adjustments, consisting of normal recurring adjustments, which in the opinion of management are necessary for a presentation of results for the respective periods in accordance with the basis of presentation described in Note 2 of the notes to Andover.Net, Inc.'s consolidated financial statements and similar statements found in the other entities' financial statements.

     The unaudited pro forma combined statement of operations do not purport to represent what the results of operations or financial position of Andover.Net, Inc. would actually have been if any of the transactions had occurred on such dates or to project the results of operations or financial positions of Andover.Net, Inc. for any future date or period. The unaudited pro forma combined statements of operations set forth below should be read in conjunction with the respective consolidated financial statements and notes thereto of the Andover.Net, Inc. included elsewhere in this prospectus, and management's discussion and analysis of financial condition and results of operations.

                        ANDOVER.NET, INC. AND SUBSIDIARY

                   PRO FORMA COMBINED STATEMENT OF OPERATIONS
                     FOR THE YEAR ENDED SEPTEMBER 30, 1999

                                                              HISTORICAL                            PRO FORMA
                                      ----------------------------------------------------------     COMBINED
                                                                      ANIMATION                      FOR THE
                                      ANDOVER.NET   SLASHDOT.ORG(A)    FACTORY    ADJUSTMENTS(E)   ACQUISITIONS
                                      -----------   ---------------   ---------   --------------   ------------
                                                        (IN THOUSANDS, EXCEPT PER SHARE DATA)
Revenues:
  Advertising.......................    $ 2,021          $293           $ --         $    --         $  2,314
  Software product..................        100            --            215              --              315
                                        -------          ----           ----         -------         --------
          Total revenues............      2,121           293            215              --            2,629
Cost of Revenues:
  Editorial content and related.....        731           118             --              --              849
  Software product..................          2            --            155              --              157
                                        -------          ----           ----         -------         --------
          Total cost of revenues....        733           118            155              --            1,006
                                        -------          ----           ----         -------         --------
Gross profit........................      1,388           175             60              --            1,623
                                        -------          ----           ----         -------         --------
Operating expenses..................      6,443            55             68             994(b)
                                                                                       2,439(c)         9,999
                                        -------          ----           ----         -------         --------
Operating (loss) income.............     (5,055)          120             (8)         (3,433)          (8,376)
Interest (expense) income...........       (378)           --             --            (172)(e)
                                                                                      (2,124)(f)       (2,674)
Other (expense) income..............         --            --             23              --               23
                                        -------          ----           ----         -------         --------
(Loss) income before taxes..........     (5,433)          120             15          (5,729)         (11,027)
Income tax benefit..................         --            --             --              --               --
                                        -------          ----           ----         -------         --------
Net (loss) income...................    $(5,433)         $120           $ 15         $(5,729)        $(11,027)
                                        =======          ====           ====         =======         ========
Accretion on preferred stock........        354            --             --              --              354
Net (loss) income applicable to
  common shareholders...............    $(5,787)         $120           $ 15         $(5,729)        $(11,381)
                                        =======          ====           ====         =======         ========
Basic and diluted net loss per share
  applicable to common
  stockholders......................    $ (0.78)                                                     $  (1.51)
                                        =======                                                      ========
Basic and diluted weighted average
  shares outstanding................      7,419                                          145(d)         7,564
                                        =======                                      =======         ========
Other Operating Data:
  Depreciation and amortization.....    $   432          $ --           $ --         $    --         $    432
                                        =======          ====           ====         =======         ========

------------------------------
(a) Includes the results of operations of the acquired businesses from the beginning of the period reporting through the respective dates of acquisition by Andover.Net (both entities on June 28, 1999).

(b) Reflects the amortization of goodwill and intangible assets associated with the acquisition of Slashdot.org and Animation Factory. The intangible assets and goodwill of Slashdot.org and Animation Factory are as follows:

                                                          ANIMATION
ASSET                           LIFE      SLASHDOT.ORG     FACTORY      AMORTIZATION
-----                          -------    ------------    ----------    ------------
Covenant not to compete......  5 years     $  242,000     $  177,000      $ 63,000
Trademarks...................  2 years         23,000         15,000        14,000
Animation library............  2 years             --        213,000        80,000
Goodwill.....................  2 years      1,235,000      1,017,000       837,000
                                           ----------     ----------      --------
                                           $1,500,000     $1,422,000      $994,000
                                           ==========     ==========      ========

(c) Reflects additional compensation payments required with the purchase agreements. These payments, which are solely contingent upon the continued employment of two key employees, are payable over two years and are comprised of $3,500,000 of cash and $3,000,000 in stock compensation. Andover.Net is recognizing this compensation expense ratably over the two-year period. The remaining contingent payments of $4,600,000 in stock compensation are not reflected, as they are contingent upon performance milestones. At this time, it is uncertain if or when these milestones will be met. Included in the pro forma adjustments is nine months of this compensation expense, as the Andover.Net results include three months of compensation charges. The nine-month compensation expense was computed by dividing the $3,500,000 cash contingent payments and the $3,000,000 stock contingent payments by the 24-month payment period and multiplying by nine months.

(d) Reflects weighted shares to be issued as compensation associated with the acquisitions of Slashdot.org and Animation Factory at an offering price of $18.00. These shares are to be issued within the first nine months after the offering.

(e) Reflects interest expense on debt used to finance the acquisitions calculated using an assumed interest rate of 8.35% per annum on the convertible notes payable.

(f) Reflects the additional charge recorded as interest expense for the beneficial conversion effect of the convertible notes payable. The charge was computed assuming the issuance of the convertible notes payable at the beginning of the period presented and the conversion at September 16, 1999, which is a period of 11.5 months. Therefore, the entire charge of $2,124,000 is recognized.

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Board of Directors and Stockholders of TruSOLUTIONS, INC.:

     We have audited the accompanying balance sheets of TruSOLUTIONS, INC. (a Delaware corporation) as of December 31, 1999 and March 31, 1999, and the related statements of operations, stockholders' deficit and cash flows for the nine-months ended December 31, 1999, and the year ended March 31, 1999. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of TruSOLUTIONS, INC. as of December 31, 1999 and March 31, 1999, and the results of its operations and its cash flows for the nine-months ended December 31, 1999, and the year ended March 31, 1999, in conformity with accounting principles generally accepted in the United States.

                                          ARTHUR ANDERSEN LLP
San Diego, California
March 8, 2000

                               TRUSOLUTIONS, INC.

                                 BALANCE SHEETS

                                                              MARCH 31,     DECEMBER 31,
                                                                 1999           1999
                                                              ----------    ------------
ASSETS
CURRENT ASSETS:
  Cash......................................................  $   58,900     $  116,100
  Accounts receivable, net of allowance for doubtful
     accounts of approximately $31,000 and $20,000,
     respectively...........................................     334,100      1,930,800
  Inventory, net............................................     630,600      1,368,300
  Prepaids and other........................................       7,200         41,700
                                                              ----------     ----------
       Total current assets.................................   1,030,800      3,456,900
PROPERTY AND EQUIPMENT, NET.................................     138,300        378,600
OTHER ASSETS................................................       8,200          7,400
                                                              ----------     ----------
       Total assets.........................................  $1,177,300     $3,842,900
                                                              ==========     ==========
LIABILITIES AND STOCKHOLDERS' DEFICIT
CURRENT LIABILITIES:
  Accounts payable..........................................  $1,098,400     $1,483,000
  Accrued liabilities.......................................      94,360        394,160
  Customer deposits.........................................      93,900         29,700
  Notes payable to stockholder..............................     196,400        145,000
  Line of credit............................................          --      1,976,600
  Capital lease obligations, current portion................      26,000         19,200
                                                              ----------     ----------
       Total current liabilities............................   1,509,060      4,047,660
                                                              ----------     ----------
CAPITAL LEASE OBLIGATIONS, NET OF CURRENT PORTION...........      54,900        111,300
                                                              ----------     ----------
STOCKHOLDERS' DEFICIT:
  Common stock..............................................           1              1
  Additional paid-in capital................................       1,839          2,239
  Accumulated deficit.......................................    (388,500)      (318,300)
                                                              ----------     ----------
       Total stockholders' deficit..........................    (386,660)      (316,060)
                                                              ----------     ----------
       Total liabilities and stockholders' deficit..........  $1,177,300     $3,842,900
                                                              ==========     ==========

  The accompanying notes to financial statements are an integral part of these balance sheets.

                               TRUSOLUTIONS, INC.

                            STATEMENTS OF OPERATIONS

                                                              YEAR ENDED    NINE-MONTHS ENDED
                                                              MARCH 31,       DECEMBER 31,
                                                                 1999             1999
                                                              ----------    -----------------
REVENUE.....................................................  $4,051,500       $11,484,500
COST OF REVENUE.............................................   3,652,500         9,270,300
                                                              ----------       -----------
     Gross profit...........................................     399,000         2,214,200
OPERATING EXPENSES:
  General and administrative................................     429,700         1,329,900
  Research and development..................................      87,000           283,300
  Sales and marketing.......................................      41,000           443,900
                                                              ----------       -----------
     Total operating expenses...............................     557,700         2,057,100
                                                              ----------       -----------
INCOME (LOSS) FROM OPERATIONS...............................    (158,700)          157,100
OTHER (INCOME) EXPENSE:
  Interest..................................................      48,100            78,900
  Other.....................................................      32,800             7,200
                                                              ----------       -----------
     Total other expense....................................      80,900            86,100
                                                              ----------       -----------
INCOME (LOSS) BEFORE INCOME TAXES...........................    (239,600)           71,000
                                                              ----------       -----------
INCOME TAX EXPENSE..........................................        (800)             (800)
     Net income (loss)......................................  $ (240,400)      $    70,200
                                                              ==========       ===========
Basic and diluted net income (loss) per share...............  $  (237.78)      $     65.79
Shares used in computing basic and diluted net income (loss)
  per
  share.....................................................       1,011             1,067

  The accompanying notes to financial statements are an integral part of these statements.

                               TRUSOLUTIONS, INC.

                      STATEMENTS OF STOCKHOLDERS' DEFICIT
 FOR THE NINE-MONTHS ENDED DECEMBER 31, 1999 AND THE YEAR ENDED MARCH 31, 1999

                                                                        NON-VOTING
                                          VOTING COMMON STOCK          COMMON STOCK
                                               (NOTE 9)                  (NOTE 9)
                                        -----------------------   -----------------------   ADDITIONAL
                                          SHARES       $0.001       SHARES       $0.001      PAID-IN      RETAINED
                                        OUTSTANDING   PAR VALUE   OUTSTANDING   PAR VALUE    CAPITAL      EARNINGS       TOTAL
                                        -----------   ---------   -----------   ---------   ----------    ---------    ---------
BALANCES, for the year ended March 31,
  1998................................     1,000         $--          --           $--        $1,000      $(148,100)   $(147,100)
  ISSUANCE OF COMMON STOCK (Note
    10)...............................        --         --           42           --            840             --          840
  NET LOSS............................        --         --           --           --             --       (240,400)    (240,400)
                                           -----         --           --           --         ------      ---------    ---------
BALANCES, for the year ended March 31,
  1999................................     1,000         --           42           --          1,840       (388,500)    (386,660)
  ISSUANCE OF COMMON STOCK (Note
    10)...............................        --         --           45           --            900             --          900
  TERMINATION OF STOCK-OPTION
    AGREEMENT (Note 10)...............        --         --           --           --           (500)            --         (500)
  CHANGE IN PAR VALUE OF COMMON STOCK
    (Note 9)..........................        --          1           --           --             (1)            --           --
  NET INCOME..........................        --         --           --           --             --         70,200       70,200
                                           -----         --           --           --         ------      ---------    ---------
BALANCES, for the nine-months ended
  December 31, 1999...................     1,000         $1           87           $--        $2,239      $(318,300)   $(316,060)
                                           =====         ==           ==           ==         ======      =========    =========

  The accompanying notes to financial statements are an integral part of these statements.

                               TRUSOLUTIONS, INC.

                            STATEMENTS OF CASH FLOWS

                                                                   YEAR            NINE-MONTHS
                                                                  ENDED               ENDED
                                                                MARCH 31,         DECEMBER 31,
                                                                   1999               1999
                                                              --------------    -----------------
CASH FLOWS FROM OPERATING ACTIVITIES:
  Net income (loss).........................................    $ (240,400)        $    70,200
  Adjustments to reconcile net income (loss) to net cash
     (used for) provided by operating activities:
     Depreciation and amortization..........................        14,000              62,300
     Provision for bad debts................................        20,000              17,400
     Changes in assets and liabilities--
       Increase in accounts receivable......................      (207,400)         (1,614,100)
       Increase in inventory................................      (591,900)           (737,700)
       Increase in prepaids and other.......................        (6,800)            (34,500)
       Decrease (increase) in other assets..................        (8,200)                800
       Increase in accounts payable.........................     1,001,000             384,600
       Increase in accrued liabilities......................        88,560             299,800
       (Decrease) increase in customer deposits.............        93,900             (64,200)
                                                                ----------         -----------
       Net cash provided by (used for) operating
          activities........................................       162,760          (1,615,400)
                                                                ----------         -----------
CASH FLOWS FROM INVESTING ACTIVITIES:
  Purchase of property, plant and equipment.................       (22,300)           (213,400)
                                                                ----------         -----------
       Net cash used for investing activities...............       (22,300)           (213,400)
                                                                ----------         -----------
CASH FLOWS FROM FINANCING ACTIVITIES:
  Payments on notes payable to stockholder..................       (92,000)            (51,400)
  Proceeds from line of credit..............................            --           2,458,300
  Payments on line of credit................................            --            (481,700)
  Payments on capital lease obligations.....................       (13,200)            (39,600)
  Proceeds from issuance of stock...........................           840                 900
  Payment on stock termination agreement....................            --                (500)
                                                                ----------         -----------
       Net cash provided by (used for) financing
          activities........................................      (104,360)          1,886,000
                                                                ----------         -----------
NET INCREASE IN CASH........................................        36,100              57,200
CASH, BEGINNING OF PERIOD...................................        22,800              58,900
                                                                ----------         -----------
CASH, END OF PERIOD.........................................    $   58,900         $   116,100
                                                                ==========         ===========
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:
  Cash paid for interest....................................    $   47,500         $    80,900
                                                                ==========         ===========
NON-CASH INVESTING AND FINANCING ACTIVITIES:
  Equipment and furniture and fixtures acquired through
     capital leases.........................................    $   94,100         $    89,200
                                                                ==========         ===========

  The accompanying notes to financial statements are an integral part of these statements.

                               TRUSOLUTIONS, INC.

                         NOTES TO FINANCIAL STATEMENTS
                 AS OF DECEMBER 31, 1999 AND MARCH 31, 1999 AND
 FOR THE NINE-MONTHS ENDED DECEMBER 31, 1999 AND THE YEAR ENDED MARCH 31, 1999

1. ORGANIZATION:

     TruSolutions, Inc. (the "Company") was incorporated in California on June 14, 1996. On December 21, 1999, TruSolutions, Inc., a California corporation, was merged into TruSOLUTIONS, INC., a Delaware corporation. The Company operates in one segment, designing and manufacturing high-performance rack-mounted servers and computers for the internet/intranet, appliance, telecommunication and military industries. The Company specializes in producing servers customized to customer specifications using only standard components, such as Intel motherboards. The Company focuses on four main customer types: OEM, appliances, ISP/ASP Solutions and Data Centers. Most of the Company's current business is focused on the OEM market, which is defined as a customer that is re-branding the server. The Company's principal market is the United States.

     The Company is subject to the risks facing similar technology companies including the ability to develop and bring to market products in time to meet changing customer demands and competitive pressure, the ability to effectively manage its inventory, dependence on a relatively small number of customers for a significant amount of its revenues and competition for people/customers from companies with greater resources.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates

     The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Inventory

     Inventory is stated at the lower of cost or market, using the first-in first-out (FIFO) method and is comprised of materials, direct labor and applicable overhead. Provisions, when required, are made to reduce excess and obsolete inventories to an estimated net realizable value. Due to competitive pressures and technological innovation, it is possible that estimates of net realizable value could change in the near term.

Property and Equipment

     Property and equipment are stated at cost, and equipment held under capital leases is stated at the net present value of future minimum lease payments. Depreciation and amortization are recorded using the straight-line method over the estimated useful lives (three to seven years) of the assets. Leasehold improvements are amortized over the shorter of the life of the lease or the useful life of the related asset.

     The Company periodically evaluates the carrying value of its long-lived assets and applies the provisions of Statement of Financial Accounting Standards ("SFAS") No. 121, Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of. Under SFAS No. 121, long-lived assets and certain identifiable assets to be held and used in operations are reviewed for impairment whenever events or circumstances indicate that the carrying amount of an asset may not be fully recoverable. An impairment loss is recognized if the sum of the expected long-term, undiscounted cash flows is less than the carrying amount of the long-lived assets being evaluated. Management believes the carrying value of its long-lived assets does not exceed their estimated net realizable value.

                               TRUSOLUTIONS, INC.

                 AS OF DECEMBER 31, 1999 AND MARCH 31, 1999 AND
 FOR THE NINE-MONTHS ENDED DECEMBER 31, 1999 AND THE YEAR ENDED MARCH 31, 1999

Revenue Recognition

     Product revenues from the sale of servers and other components generally are recognized when the product is shipped and all risks of ownership have passed to the customer. The Company provides an allowance for warranty costs.

Computation of Per Share Amounts

     Basic net income (loss) per common share and diluted net income (loss) per common share are presented in conformity with SFAS No. 128, "Earnings Per Share" ("SFAS No. 128") for all periods presented. Pursuant to Securities and Exchange Commission Staff Accounting Bulletin No. 98, common stock and convertible preferred stock issued or granted for nominal consideration prior to the anticipated effective date of the initial public offering must be included in the calculation of basic and diluted net income (loss) per common share as if such stock had been outstanding for all periods presented. To date, the Company has not had any issuances or grants for nominal consideration. In accordance with SFAS No. 128, basic net income (loss) per common share has been calculated using the weighted-average number of shares of common stock outstanding during the period.

     The following table presents the calculation of basic and diluted net income (loss) per share:

                                                                           NINE-MONTHS
                                                              YEAR ENDED      ENDED
                                                              MARCH 31,    DECEMBER 31,
                                                                 1999          1999
                                                              ----------   ------------
Net income (loss) attributable to common stockholders.......  $(240,400)     $70,200
                                                              ---------      -------
Basic and diluted:
  Weighted average shares of common stock outstanding.......      1,011        1,067
                                                              =========      =======
  Basic and diluted net income (loss) per share.............  $ (237.78)     $ 65.79
                                                              =========      =======

Concentrations of Credit Risk and Significant Customers

     Financial instruments that potentially subject the Company to concentrations of credit risk consist primarily of trade receivables. In the normal course of business, the Company provides credit to a number of companies and performs ongoing credit evaluations of its customers. As of December 31, 1999, approximately 76 percent of gross accounts receivable was concentrated with two customers. As of March 31, 1999, approximately 66 percent of gross accounts receivable was concentrated with a single customer. Two customers accounted for approximately 90 percent of net revenues in the nine-months ended December 31, 1999. Two customers accounted for approximately 57 percent of the Company's revenues for the year ended March 31, 1999.

Research and Development

     Research and development costs are expensed as incurred and consist primarily of salaries, contract services and other direct expenses.

Income Taxes

     The Company accounts for income taxes in accordance with SFAS No. 109, "Accounting for Income Taxes." Under the asset and liability method of SFAS No. 109, deferred tax assets and liabilities are recognized for the future tax consequences attributable to temporary differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases.

                               TRUSOLUTIONS, INC.

                 AS OF DECEMBER 31, 1999 AND MARCH 31, 1999 AND
 FOR THE NINE-MONTHS ENDED DECEMBER 31, 1999 AND THE YEAR ENDED MARCH 31, 1999

     Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. Under SFAS No. 109, the effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. Valuation allowances are established for net deferred tax assets when it is uncertain that such tax assets will be realized.

New Accounting Pronouncements

     In April 1998, the Accounting Standards Executive Committee ("AcSEC") issued Statement of Position ("SOP") No. 98-5, "Reporting on the Costs of Start-Up Activities." This statement provides guidance on financial reporting of start-up costs and organization costs and requires that such costs of start-up activities be expensed as incurred. SOP 98-5 is effective for fiscal years beginning after December 15, 1998, with earlier application permitted. The Company believes that the adoption of SOP 98-5 will have no significant impact on the Company's financial statements, results of operations or related disclosures thereto.

     SFAS No. 130, "Reporting Comprehensive Income," establishes standards for reporting and display of comprehensive income and its components (revenues, expenses, gains and losses). This statement requires that an enterprise: (a) classify items of other comprehensive income by their nature in a financial statement; and (b) display the accumulated balance of other comprehensive income separately from stockholders' (deficit)/equity in the equity section of a statement of financial position. For the nine-months ended December 31, 1999 and the year ended March 31, 1999, the Company did not have any elements of comprehensive income, and therefore, there was no difference in the Company's net income or loss and comprehensive income or loss.

     SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information," requires reporting financial and descriptive information about its reportable operating segments. SFAS No. 131 also establishes standards for related disclosures about products and services, geographic areas and major customers. The adoption of SFAS No. 131 did not affect the results of the Company's operations or financial position (see Note 1).

     In December 1999, the Securities and Exchange Commission ("SEC") issued Staff Accounting Bulletin ("SAB") No. 101, "Revenue Recognition in Financial Statements." This bulletin summarizes the SEC's view in applying generally accepted accounting principles to revenue recognition in financial statements. This bulletin is effective for calendar-year registrants for the quarter ending June 30, 2000. Management has not yet determined the impact of SAB No. 101 on the Company's operations.

                               TRUSOLUTIONS, INC.

                 AS OF DECEMBER 31, 1999 AND MARCH 31, 1999 AND
 FOR THE NINE-MONTHS ENDED DECEMBER 31, 1999 AND THE YEAR ENDED MARCH 31, 1999

3. INVENTORY

     Inventory includes the cost of raw materials, direct labor and manufacturing overhead and consisted of the following at each period:

                                                              MARCH 31,    DECEMBER 31,
                                                                1999           1999
                                                              ---------    ------------
Raw materials...............................................  $381,500      $1,170,400
Work in process.............................................        --         182,400
Finished goods..............................................   279,100          80,500
                                                              --------      ----------
                                                               660,600       1,433,300
Less -- excess and obsolescence reserve.....................   (30,000)        (65,000)
                                                              --------      ----------
                                                              $630,600      $1,368,300
                                                              ========      ==========

4. PROPERTY AND EQUIPMENT

     Property and equipment, including furniture and equipment held under capital leases, consisted of the following at each period:

                                                              MARCH 31,    DECEMBER 31,
                                                                1999           1999
                                                              ---------    ------------
Leasehold improvements......................................  $ 13,300       $ 54,300
Computer equipment and software.............................    14,000        237,100
Machinery and equipment.....................................    59,100         71,100
Furniture and fixtures......................................    69,100         95,600
                                                              --------       --------
                                                               155,500        458,100
Less -- accumulated depreciation............................   (17,200)       (79,500)
                                                              --------       --------
Property and equipment, net.................................  $138,300       $378,600
                                                              ========       ========

     The Company recognized approximately $62,300 and $14,000 in depreciation and amortization expense for the nine-months ended December 31, 1999, and the year ended March 31, 1999, respectively. The Company acquired equipment and furniture and fixtures under capital leases in the amount of $94,100 and $89,200 for the nine-months ended December 31, 1999 and the year ended March 31, 1999, respectively. Accumulated amortization on equipment and furniture and fixtures under capital leases totaled $34,300 and $1,900 at December 31, 1999 and March 31, 1999, respectively.

5. LINE OF CREDIT

     On June 10, 1999, the Company entered into a $1.5 million revolving line of credit agreement (the "Agreement") with IBM Global Finance ("IBM"). The Agreement is collateralized by substantially all of the Company's assets, specifically accounts receivable, inventory, equipment, fixtures, accounts, contract rights, chattel paper, instruments, reserves, documents of title, deposit accounts and general intangibles, including accessories/proceeds either currently owned or acquired at a later date.

     Prior to December 31, 1999, the Company was negotiating an increase in its available line of credit. On February 14, 2000, the Company obtained a waiver for a temporary overline of $5.0 million. The Agreement also requires that the Company maintain certain financial and non-financial covenants among other terms. At December 31, 1999, the Company was not in compliance with certain financial covenants under the Agreement. During December 1999 and February 2000, IBM waived such violations and

                               TRUSOLUTIONS, INC.

                 AS OF DECEMBER 31, 1999 AND MARCH 31, 1999 AND
 FOR THE NINE-MONTHS ENDED DECEMBER 31, 1999 AND THE YEAR ENDED MARCH 31, 1999

modified such covenants. The next evaluation period is March 31, 2000. The Company does not anticipate being in compliance with the modified covenants and expects to obtain a waiver. In addition, terms of the Agreement provide that the Company will notify IBM in writing prior to any change in its identity, name, form of ownership or management. With the acquisition of the Company by VA Linux (see Note 12), the Company is in the process of obtaining a consent from IBM relating to the debt.

     The Company had $1,976,600 outstanding under the Agreement as of December 31, 1999, which was classified as current. Borrowings bear interest at 3 percent above prime rate (8.25 percent at December 31, 1999). Principal and interest payments are due monthly. Interest expense totaled approximately $51,800 at December 31, 1999.

6. NOTES PAYABLE

     At inception of the Company, the Company entered into unsecured notes payable agreements with its principal stockholders. As of December 31, 1999 and March 31, 1999, the balance of this loan was $145,000 and $196,400, respectively. Borrowings bear interest at 15 percent per annum, which is due and payable monthly, and are renewable annually. Interest expense in the amount of approximately $31,500 and $28,200 was paid to the Company's stockholders during the nine-months ended December 31, 1999 and the year ended March 31, 1999, respectively.

7. INCOME TAXES

     The Company accounts for income taxes pursuant to the provisions of SFAS No. 109 whereby deferred tax assets and liabilities are determined based on the differences in financial reporting and income tax bases of assets other than non-deductible goodwill and liabilities, and the differences are measured using the income tax rate in effect in the year of measurement.

     As of December 31, 1999, the Company had a net operating loss carryforward ("NOLC") for Federal and California state income tax purposes of approximately $215,700 and $178,000, respectively. As of March 31, 1999, the Company's NOLC for Federal and California state income tax purposes of approximately $263,600 and $244,300, respectively. The Internal Revenue Service Code contains provisions which may limit the net operating losses and tax credit carryforward to be used in any given year upon the occurrence of certain events, including a significant change in ownership interest. The Federal and state NOLCs, which expire beginning in 2013 and 2005, respectively, are available to offset future taxable income subject to potential limitations. Such benefits will be used to offset future tax expense as incurred.

     Reconciliation of the Federal statutory tax rate to the Company's effective rate follows:

                                                      YEAR ENDED        NINE MONTHS ENDED
                                                    MARCH 31, 1999      DECEMBER 31, 1999
                                                   -----------------    -----------------
Expected expense (benefit).......................  $(81,800)   (34.0)%  $ 23,900     34.0%
State expense (benefit), net.....................   (14,000)    (5.8)      4,100      5.8
Valuation allowance..............................   104,700     43.9     (19,200)   (27.3)
R&D credit, net..................................    (9,000)    (3.8)     (9,000)   (12.9)
CA MIC credit, net...............................      (400)    (0.2)       (400)    (0.6)
Other............................................     1,300      0.2       1,400      2.1
                                                   --------    -----    --------    -----
                                                   $    800      0.3%   $    800      1.1%
                                                   ========    =====    ========    =====

                               TRUSOLUTIONS, INC.

                 AS OF DECEMBER 31, 1999 AND MARCH 31, 1999 AND
 FOR THE NINE-MONTHS ENDED DECEMBER 31, 1999 AND THE YEAR ENDED MARCH 31, 1999

     The provision for income taxes consists of the following:

                                                                              NINE-MONTHS
                                                                YEAR ENDED       ENDED
                                                                 MARCH 31,    DECEMBER 31,
                                                                   1999           1999
                                                                -----------   ------------
Current:
  Federal...................................................       $ --           $ --
  State.....................................................        800            800
                                                                   ----           ----
                                                                    800            800
                                                                   ----           ----
Deferred:
  Federal...................................................         --             --
  State.....................................................         --             --
                                                                   ----           ----
                                                                     --             --
                                                                   ----           ----
     Total..................................................       $800           $800
                                                                   ====           ====

     Temporary differences between the financial statement carrying amounts and tax bases of assets and liabilities that give rise to significant portions of deferred tax assets and liabilities at December 31, 1999, and March 31, 1999, relate to the following:

                                                                MARCH 31,   DECEMBER 31,
                                                                  1999          1999
                                                                ---------   ------------
Allowance for doubtful accounts.............................    $  16,200    $  12,500
Section 263A adjustment.....................................        3,600        3,600
Accrued expenses............................................       35,300       40,600
Net operating loss carryforward.............................      103,900       83,700
Other.......................................................        9,700       19,200
                                                                ---------    ---------
Deferred tax assets.........................................      168,700      159,600
Valuation allowance.........................................     (160,700)    (141,500)
Depreciation................................................       (8,000)     (18,100)
                                                                ---------    ---------
Deferred tax assets.........................................    $      --    $      --
                                                                =========    =========

 8. OPERATING AND CAPITAL LEASE COMMITMENTS

     The Company entered into a non-cancelable operating lease agreement, effective March 1999, for its administration and operating facility with a lease term of five years and no renewal options. This lease agreement expires February 4, 2004. This lease agreement provides for fixed rent increases of 3 percent per year. Rent expense under this operating lease agreement was $69,300 and $7,800 as of the nine-months ended December 31, 1999, and the year ended March 31, 1999, respectively. Included in rent expense for the year ended March 31, 1999, is an additional lease expense in the amount of $31,300 for its prior administration and operating facility lease agreement.

                               TRUSOLUTIONS, INC.

                 AS OF DECEMBER 31, 1999 AND MARCH 31, 1999 AND
 FOR THE NINE-MONTHS ENDED DECEMBER 31, 1999 AND THE YEAR ENDED MARCH 31, 1999

     Future minimum lease payments under non-cancelable operating leases as of December 31, 1999, are as follows:

NINE-MONTHS ENDED DECEMBER 31
  2000....................................................  $ 23,300
  2001....................................................    93,500
  2002....................................................    93,400
  2003....................................................    93,500
  2004....................................................    85,700
                                                            --------
                                                            $389,400
                                                            ========

     Future minimum lease payments under non-cancelable capital leases as of December 31, 1999, are as follows:

NINE-MONTHS ENDED DECEMBER 31
  2000....................................................  $ 18,000
  2001....................................................    72,000
  2002....................................................    58,600
  2003....................................................     5,600
                                                            --------
                                                             154,200
Amounts representing interest.............................   (23,700)
                                                            --------
Present value of net minimum payments.....................  $130,500
                                                            ========

 9. COMMON STOCK

     On December 20, 1999, there was an amendment to the Company's Articles of Incorporation in anticipation of the merger (Note 1), which specified total authorized shares of 20,000 with 10,000 classified as voting (par value of $.001) and 10,000 classified as non-voting (par value of $.001). As of December 31, 1999, the Company had 1,000 shares outstanding of voting common stock and 87 shares outstanding of non-voting common stock. As of March 31, 1999, the Company had a total of 1,000,000 authorized shares of common stock, no par value, and 1,000 shares outstanding for voting common stock and 42 shares outstanding for non-voting.

10. STOCK-BASED COMPENSATION

     On January 1, 1998, the Company granted a key employee the option to purchase 250 non-voting shares at a purchase price of $20 per share, the estimated fair value as determined by the Board of Directors. The 250 stock options are exercisable in annual increments of between 42 and 60 shares per year over a period of five years, beginning January 1, 1998, and ending December 31, 2002. Prior to December 31, 1998, the key employee purchased 42 shares, which was the number of option shares available for purchase during the first option period ended December 31, 1998. Prior to the end of the second option period, the key employee purchased an additional 45 shares of stock. On December 13, 1999, this stock option agreement was terminated, and the key employee was paid $500.

     SFAS No. 123, Accounting for Stock-Based Compensation, permits the use of either a fair-value-based method or the method defined in Accounting Principles Board ("APB") Opinion No. 25, Accounting for Stock Issued to Employees to account for stock-based compensation arrangements. Companies that elect to employ the valuation method provided in APB No. 25 are required to disclose the pro forma net income (loss) that would have resulted from the use of the fair value based method. The

                               TRUSOLUTIONS, INC.

                 AS OF DECEMBER 31, 1999 AND MARCH 31, 1999 AND
 FOR THE NINE-MONTHS ENDED DECEMBER 31, 1999 AND THE YEAR ENDED MARCH 31, 1999

Company has elected to continue to determine the value of stock-based compensation arrangements under the provisions of APB No. 25, and accordingly, it has included the pro forma disclosures required under SFAS No. 123 in the financial statements.

     The option value is calculated using the Black-Scholes option-pricing model. To calculate the expense or asset value, the Company uses either the fair value of the consideration received or the fair value of the equity instruments issued, whichever is more reliably measurable. The fair value of each option is estimated on the date of grant using the minimum value method with the following weighted-average assumptions: a risk-free interest rate of 6 percent and an expected life of one year.

     A summary of non-qualified stock option activity is as follows:

                                                                     OUTSTANDING OPTIONS
                                                                    ---------------------
                                                                                 WEIGHTED
                                                        SHARES                   AVERAGE
                                                       AVAILABLE    NUMBER OF    EXERCISE
                                                       FOR GRANT     SHARES       PRICE
                                                       ---------    ---------    --------
Outstanding at March 31, 1998........................     208           42         $ --
  Granted............................................     (45)          45           --
  Exercised..........................................      --          (42)          20
  Cancelled..........................................      --           --           --
                                                         ----          ---
Outstanding at March 31, 1999........................     163           45           20
  Granted............................................      --           --           --
  Exercised..........................................      --          (45)         (20)
  Cancelled..........................................    (163)          --           --
                                                         ----          ---
Outstanding at December 31, 1999.....................      --           --           --
                                                         ====          ===

                OPTIONS OUTSTANDING
----------------------------------------------------      OPTIONS EXERCISABLE
                             WEIGHTED-                  ------------------------
               NUMBER         AVERAGE      WEIGHTED-      NUMBER       WEIGHTED-
RANGE OF    OUTSTANDING      REMAINING      AVERAGE     EXERCISABLE     AVERAGE
EXERCISE    AT MARCH 31,    CONTRACTUAL    EXERCISE      MARCH 31,     EXERCISE
 PRICE          1999           LIFE          PRICE         1999          PRICE
--------    ------------    -----------    ---------    -----------    ---------
  $20            45          9 months         $20           45            $20

     The fair value of each option grant is estimated on the date of grant using the Black-Scholes option-pricing model with the following assumptions:

                                                              YEAR ENDED
                                                              MARCH 31,
                                                                 1999
                                                              ----------
Dividend yield..............................................      0.00
Expected life of options from vest date.....................    1 year
Expected stock volatility...................................      0.00
Risk-free interest rates....................................         6%

     The weighted average fair value of options granted during fiscal 1999 was $0.00.

     As of March 31, 1999, stock options for 45 shares of non-voting stock with a weighted average price of $20.00 per share were exercisable for the option period January 1 through December 31, 1999. As of December 31, 1999, no stock options for non-voting stock were exercisable as the plan had been terminated.

                               TRUSOLUTIONS, INC.

                 AS OF DECEMBER 31, 1999 AND MARCH 31, 1999 AND
 FOR THE NINE-MONTHS ENDED DECEMBER 31, 1999 AND THE YEAR ENDED MARCH 31, 1999

11. COMMITMENTS AND CONTINGENCIES

     The Company is subject to pending and threatened legal actions arising in the ordinary course of business. Based upon consultation with legal counsel, management does not believe that these matters will have a material effect on the Company's financial position or results of operations.

12. SUBSEQUENT EVENT

     Subsequent to December 31, 1999, the Company entered into a Memorandum of Understanding with VA Linux to be acquired. The terms of the agreement provide for an asset purchase involving cash and stock.

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Board of Directors of
NetAttach, Inc.:

     We have audited the accompanying balance sheet of NetAttach, Inc. (a California corporation in the development stage) as of June 30, 1999, and the related statements of operations, shareholders' deficit and cash flows for the period from inception (July 6, 1998) to June 30, 1999. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of NetAttach, Inc. as of June 30, 1999, and the results of its operations and its cash flows for the period from inception (July 6, 1998) to June 30, 1999, in conformity with accounting principles generally accepted in the United States.

     The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As shown in the accompanying financial statements, the Company is a development stage enterprise with no significant operating results to date. These factors and those discussed in Note 1 to the financial statements raise a substantial doubt about the ability of the Company to continue as a going concern. Management's plans in regards to those matters are also described in Note 1. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

                                          ARTHUR ANDERSEN LLP

San Jose, California
February 24, 2000

                                NETATTACH, INC.
                          A DEVELOPMENT STAGE COMPANY

                                 BALANCE SHEETS

                                                              JUNE 30, 1999    DECEMBER 31, 1999
                                                              -------------    -----------------
                                                                                  (UNAUDITED)
ASSETS
Current Assets:
  Cash and cash equivalents.................................   $        80        $   295,703
  Accounts receivable, net of allowances of $ -0- and
     $1,784,
     respectively...........................................            --             47,216
  Inventories...............................................        81,221             25,977
  Other current assets......................................           391              5,161
                                                               -----------        -----------
       Total current assets.................................        81,692            374,057
Property And Equipment, net.................................        15,560             31,486
Other Assets................................................         2,500              2,500
                                                               -----------        -----------
       Total assets.........................................   $    99,752        $   408,043
                                                               ===========        ===========
LIABILITIES AND SHAREHOLDERS' DEFICIT
Liabilities:
  Convertible notes.........................................   $   101,982        $        --
  Loan payable..............................................            --            250,000
  Accounts payable..........................................        17,760            216,345
  Accrued payroll...........................................       459,209            664,647
  Accrued liabilities.......................................        78,627            267,314
                                                               -----------        -----------
       Total liabilities....................................       657,578          1,398,306
                                                               -----------        -----------
Commitments And Contingencies (Note 6):
Shareholders' Deficit:
  Series A convertible preferred stock, $0.001 par value,
     aggregate liquidation preference of $557,757 and
     $950,000, respectively Authorized -- 2,000,000 shares
     Outstanding -- 557,757 and 950,000 shares,
     respectively...........................................           558                950
  Common stock, $0.001 par value Authorized -- 10,000,000
     shares Outstanding -- 2,040,415 and 2,043,852 shares,
     respectively...........................................         2,040              2,044
  Additional paid-in capital................................       570,925            992,172
  Deficit accumulated during the development stage..........    (1,131,349)        (1,985,429)
                                                               -----------        -----------
       Total shareholders' deficit..........................      (557,826)          (990,263)
                                                               -----------        -----------
       Total liabilities and shareholders' equity...........   $    99,752        $   408,043
                                                               ===========        ===========

   The accompanying notes are an integral part of these financial statements.

                                NETATTACH, INC.
                          A DEVELOPMENT STAGE COMPANY

                            STATEMENTS OF OPERATIONS

                                                             PERIOD FROM                     PERIOD FROM
                                            PERIOD FROM       INCEPTION                       INCEPTION
                                             INCEPTION      (JULY 6, 1998)    SIX MONTHS    (JULY 6, 1998)
                                           (JULY 6, 1998)         TO            ENDED             TO
                                            TO JUNE 30,      DECEMBER 31,    DECEMBER 31,    DECEMBER 31,
                                                1999             1998            1999            1999
                                           --------------   --------------   ------------   --------------
                                                                             (UNAUDITED)     (UNAUDITED)
Revenues.................................   $    15,049       $  15,049       $ 290,626      $   305,675
Cost of Revenues.........................        30,379           7,443         306,180          336,559
                                            -----------       ---------       ---------      -----------
     Gross profit........................       (15,330)          7,606         (15,554)         (30,884)
Operating Expenses:
  Sales and marketing....................       202,043          49,880         211,082          413,125
  Research and development...............       379,490         168,577         252,771          632,261
  General and administrative.............       532,205         150,407         367,220          899,425
                                            -----------       ---------       ---------      -----------
     Total operating expenses............     1,113,738         368,864         831,073        1,944,811
                                            -----------       ---------       ---------      -----------
Loss from Operations.....................    (1,129,068)       (361,258)       (846,627)      (1,975,695)
Interest and Other Expense, Net..........        (2,281)         (2,894)         (7,453)          (9,734)
                                            -----------       ---------       ---------      -----------
Net Loss.................................   $(1,131,349)      $(364,152)      $(854,080)     $(1,985,429)
                                            ===========       =========       =========      ===========
Basic and diluted net loss per share.....   $     (1.35)      $   (0.64)      $   (0.72)
Shares used in computing basic and
  diluted net loss per share.............       836,980         565,712       1,186,185

   The accompanying notes are an integral part of these financial statements.

                                NETATTACH, INC.
                          A DEVELOPMENT STAGE COMPANY

                      STATEMENTS OF SHAREHOLDERS' DEFICIT
       FOR THE PERIOD FROM INCEPTION (JULY 6, 1998) TO DECEMBER 31, 1999

                                                  SERIES A CONVERTIBLE                                          DEFICIT
                                                    PREFERRED STOCK         COMMON STOCK      ADDITIONAL      ACCUMULATED
                                                  --------------------   ------------------    PAID-IN        DURING THE
                                TRANSACTION        SHARES      AMOUNT     SHARES     AMOUNT    CAPITAL     DEVELOPMENT STAGE
                            -------------------   ---------   --------   ---------   ------   ----------   -----------------
Balance at Inception
  (July 6, 1998)..........                              --      $ --            --   $  --     $     --       $        --
  Issuance of common stock
    to founders...........  8/21/98 -- 9/29/98          --        --     2,167,916   2,168       19,511                --
  Issuance of Series A
    convertible preferred
    stock for cash at $1
    per share, net of
    issuance costs of       9/30/98, 12/31/98,
    $4,920................   3/31/99 & 6/30/99     557,757       558            --      --      552,279                --
  Repurchase of common
    stock from founder at
    $0.01 per share.......        2/9/99                --        --      (130,626)   (131)      (1,175)               --
  Exercise of stock
    options for cash at
    $0.10 per share.......        5/7/99                --        --         3,125       3          310                --
  Net loss................                              --        --            --      --           --        (1,131,349)
                                                   -------      ----     ---------   ------    --------       -----------
Balance At June 30,
  1999....................                         557,757       558     2,040,415   2,040      570,925        (1,131,349)
  Issuance of Series A
    convertible preferred
    stock and common stock
    warrants for cash at
    $1 per share, net of
    issuance costs of $597
    (unaudited)...........       10/19/99          392,243       392            --      --      420,907                --
  Exercise of stock
    options for cash at
    $0.10 per share
    (unaudited)...........  12/15/99 & 12/29/99         --        --         3,437       4          340                --
  Net loss (unaudited)....                              --        --            --      --           --          (854,080)
                                                   -------      ----     ---------   ------    --------       -----------
Balance at December 31,
  1999 (unaudited)........                         950,000      $950     2,043,852   $2,044    $992,172       $(1,985,429)
                                                   =======      ====     =========   ======    ========       ===========


                                TOTAL
                            SHAREHOLDERS'
                               DEFICIT
                            -------------
Balance at Inception
  (July 6, 1998)..........   $        --
  Issuance of common stock
    to founders...........        21,679
  Issuance of Series A
    convertible preferred
    stock for cash at $1
    per share, net of
    issuance costs of
    $4,920................       552,837
  Repurchase of common
    stock from founder at
    $0.01 per share.......        (1,306)
  Exercise of stock
    options for cash at
    $0.10 per share.......           313
  Net loss................    (1,131,349)
                             -----------
Balance At June 30,
  1999....................      (557,826)
  Issuance of Series A
    convertible preferred
    stock and common stock
    warrants for cash at
    $1 per share, net of
    issuance costs of $597
    (unaudited)...........       421,299
  Exercise of stock
    options for cash at
    $0.10 per share
    (unaudited)...........           344
  Net loss (unaudited)....      (854,080)
                             -----------
Balance at December 31,
  1999 (unaudited)........   $  (990,263)
                             ===========

   The accompanying notes are an integral part of these financial statements.

                                NETATTACH, INC.
                          A DEVELOPMENT STAGE COMPANY
                            STATEMENTS OF CASH FLOWS

                                                       PERIOD FROM         PERIOD FROM                             PERIOD FROM
                                                        INCEPTION           INCEPTION                               INCEPTION
                                                    (JULY 6, 1998) TO   (JULY 6, 1998) TO   SIX MONTHS ENDED    (JULY 6, 1998) TO
                                                      JUNE 30, 1999     DECEMBER 31, 1998   DECEMBER 31, 1999   DECEMBER 31, 1999
                                                    -----------------   -----------------   -----------------   -----------------
                                                                                                                   (UNAUDITED)
Cash Flows From Operating Activities:
  Net loss........................................     $(1,131,349)         $(364,152)          $(854,080)         $(1,985,429)
  Adjustments to reconcile net loss to net cash
    used in operating activities:
    Depreciation and amortization.................           6,118              1,938               5,475               11,593
      Changes in assets and liabilities:
        Accounts receivable, net..................              --            (15,049)            (47,216)             (47,216)
        Inventories, net..........................         (81,221)           (71,042)             55,244              (25,977)
        Prepaid expenses and other assets.........          (2,891)            (3,483)             (4,770)              (7,661)
        Accounts payable..........................          17,760             58,125             198,585              216,345
        Accrued liabilities and other.............          78,627             67,765             188,687              267,314
        Accrued payroll...........................         459,209                 --             205,438              664,647
                                                       -----------          ---------           ---------          -----------
        Net cash used in operating activities.....        (653,747)          (325,898)           (252,637)            (906,384)
                                                       -----------          ---------           ---------          -----------
Cash Flows From Investing Activities:
  Purchase of property and equipment..............         (21,678)           (21,678)            (21,401)             (43,079)
                                                       -----------          ---------           ---------          -----------
        Net cash used in investing activities.....         (21,678)           (21,678)            (21,401)             (43,079)
                                                       -----------          ---------           ---------          -----------
Cash Flows From Financing Activities:
  Proceeds from convertible notes payable.........         602,980            461,120             225,000              827,980
  Proceeds from loan payable......................              --                 --             250,000              250,000
  Proceeds from issuance of convertible preferred
    stock, net....................................          51,839             49,000              94,317              146,156
  Proceeds from issuance of common stock..........          21,679             21,679                  --               21,679
  Repurchase of common stock......................          (1,306)                --                  --               (1,306)
  Proceeds from exercise of stock options.........             313                 --                 344                  657
                                                       -----------          ---------           ---------          -----------
        Net cash provided by financing
          activities..............................         675,505            531,799             569,661            1,245,166
                                                       -----------          ---------           ---------          -----------
Net Increase in Cash and Cash Equivalents.........              80            184,223             295,623              295,703
Cash and Cash Equivalents at Beginning of
  Period..........................................              --                 --                  80                   --
                                                       -----------          ---------           ---------          -----------
Cash and Cash Equivalents at End of Period........     $        80          $ 184,223           $ 295,703          $   295,703
                                                       ===========          =========           =========          ===========
Non-Cash Financing Activities:
  Conversion of convertible notes into Series A
    convertible preferred stock...................     $   500,998          $ 461,120           $ 326,982          $   827,980
                                                       ===========          =========           =========          ===========

   The accompanying notes are an integral part of these financial statements.

                                NETATTACH, INC.
                          A DEVELOPMENT STAGE COMPANY

                         NOTES TO FINANCIAL STATEMENTS
          (INFORMATION AS OF DECEMBER 31, 1998 AND 1999 IS UNAUDITED)

1. ORGANIZATION:

     NetAttach, Inc. (the "Company") is a California company incorporated on July 6, 1998 to provide a direct network attached storage ("NAS") solution to the mainstream PC Server Market. NetAttach products are designed to meet the increasing demand for high-speed, platform independent storage that can be deployed easily across any enterprise, despite the use of multiple operating systems.

     The Company's primary efforts through June 30, 1999 have consisted of raising capital, funding the development of its product, establishing sales and marketing channels and recruiting key personnel. The Company is in the development stage and is subject to a number of risks associated with companies at a similar stage of development including, but not limited to, competition from larger, more established companies, dependence on new product introductions, volatility of the industry, ability to obtain adequate funding to support growth, dependence on key individuals and the ability to attract and retain additional qualified personnel to manage the anticipated growth of the Company.

     The Company is in the development stage, has not generated any significant revenues to date and has no assurance of significant future revenues. The Company has incurred a loss of approximately $1,131,000 for the period from inception (July 6, 1998) to June 30, 1999 and has a loan payable that matures on March 31, 2000. In October 1999, the Company completed the issuance of $392,243 of shares Series A convertible preferred stock by converting approximately $329,000 of outstanding notes payable into equity and receipt of $63,243 in cash. In order to achieve successful operations, the Company will require additional capital to continue research and development, and sales and marketing efforts. Management anticipates raising the additional capital necessary to fund research and development and operations through the sale of additional equity and debt financings, or through the sale of all or part of the Company. No assurances can be given as to the timing or ultimate success of obtaining future funding or locating a potential buyer. These factors raise substantial doubt about the Company's ability to continue as a going concern. These financial statements do not include any adjustments that might result from the outcome of this uncertainty.

2. SIGNIFICANT ACCOUNTING POLICIES:

Use of Estimates

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Unaudited Interim Financial Data

     The unaudited interim financial statements for the six months ended December 31, 1998 and the period from inception (July 6, 1998) to December 31, 1999 have been prepared on the same basis as the audited financial statements and, in the opinion of management, reflect all normal recurring adjustments necessary to present fairly the financial information set forth therein, in accordance with generally accepted accounting principles.

Cash and Cash Equivalents

     For purposes of the Statements of Cash Flows, the Company considers investments with original maturities of three months or less to be cash equivalents.

                                NETATTACH, INC.
                          A DEVELOPMENT STAGE COMPANY

                   NOTES TO FINANCIAL STATEMENTS (CONTINUED)
          (INFORMATION AS OF DECEMBER 31, 1998 AND 1999 IS UNAUDITED)

Property and Equipment

     Property and equipment are stated at cost. Depreciation is provided using the straight-line method over the estimated useful lives of three years.

Stock-Based Compensation

     The Company accounts for its stock-based compensation under Accounting Principles Board Opinion No. 25, under which minimal compensation cost has been recognized in the accompanying statement of operations. Had compensation cost been determined consistent with Statement of Financial Accounting Standards No. 123, the impact on the Company's net loss would not have been material.

Revenue Recognition

     Revenues from product sales are generally recognized when all of the following conditions are met: the product has shipped, the Company has the right to invoice the customer, collection of the receivable is probable and there are no significant contingencies remaining. Provisions are made at the time of revenue recognition for estimated warranty and return costs.

Computation of Per Share Amounts

     Basic net income (loss) per common share and diluted net income (loss) per common share are presented in conformity with SFAS No. 128, "Earnings Per Share" ("SFAS No. 128") for all periods presented. In accordance with SFAS No. 128, basic net income (loss) per common share has been calculated using the weighted-average number of shares of common stock outstanding during the period, less shares subject to repurchase.

     The following table presents the calculation of basic and diluted net income (loss) per share:

                                                             PERIOD FROM
                                                              INCEPTION        SIX MONTHS
                                                            (JULY 6, 1998)       ENDED
                                                             TO JUNE 30,      DECEMBER 31,
                                                                 1999             1999
                                                            --------------    ------------
Net income (loss) attributable to common stockholders.....  $   (1,131,349)    $ (854,080)
                                                            --------------     ----------
Basic and diluted:
Weighted average shares of common stock outstanding.......       1,769,698      2,040,587
Less: Weighted average shares subject to repurchase.......        (932,718)      (854,402)
                                                            --------------     ----------
Shares used in computing basic and diluted net (loss) per
  share...................................................         836,980      1,186,185
                                                            --------------     ----------
Basic and diluted net (loss) per share....................  $        (1.35)    $    (0.72)
                                                            ==============     ==========

     Options to purchase 213,000 and 134,563 shares of common stock as of June 30, 1999 and December 31, 1999, respectively have been excluded from the calculation of diluted net loss per share due to their antidilutive effect.

Comprehensive Income

     In June 1997, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 130, "Reporting Comprehensive Income". "Comprehensive Income" requires the inclusion of amounts which have been previously excluded from net income and reflected instead in shareholders'

                                NETATTACH, INC.
                          A DEVELOPMENT STAGE COMPANY

                   NOTES TO FINANCIAL STATEMENTS (CONTINUED)
          (INFORMATION AS OF DECEMBER 31, 1998 AND 1999 IS UNAUDITED)

deficit. Comprehensive loss for the period from inception (July 6, 1998) to June 30, 1999 and the six months ended December 31, 1999 approximated net loss.

Segment Reporting

     In June 1997, the Financial Accounting Standards Board issued SFAS No. 131, "Disclosures About Segments of an Enterprise and Related Information" ("SFAS No. 131"). SFAS No. 131 establishes standards for disclosures about operating segments, products and services, geographic areas and major customers. The Company is organized and operates as one operating segment, the provision of a NAS solution to the PC server market. The Company markets its products in the United States through its direct sales force. Revenues for each period ended June 30, 1999 and for the six months ended December 31, 1999 were primarily generated from sales to end users in the United States.

Recent Accounting Pronouncements

     In March 1998, the AICPA issued SOP No. 98-1, "Accounting for the Costs of Computer Software Developed or Obtained for Internal Use" ("SOP No. 98-1"). SOP No. 98-1 requires entities to capitalize certain costs related to internal-use software once certain criteria have been met. SOP No. 98-1 was adopted by the Company in fiscal 1999. The adoption of SOP No. 98-1 did not have a material impact on the Company's financial position or results of operations.

     In June 1998, the Financial Accounting Standards Board issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities" ("SFAS No. 133"). SFAS No. 133 establishes accounting and reporting standards requiring that every derivative instrument be recorded in the balance sheet as either an asset or liability measured at its fair value. SFAS No. 133, as recently amended, is effective for fiscal years beginning after June 15, 2000. Management believes the adoption of SFAS No. 133 will not have a material effect on the Company's financial position or results of operations.

     In accordance with SFAS No. 86, "Accounting for the Cost of Computer Software to be Sold, Leased, or Otherwise Marketed", development costs incurred in the research and development of new software products are expensed as incurred until technological feasibility in the form of a working model has been established. To date, the Company's software development has been competed concurrent with the establishment of technological feasibility and, accordingly, all software development costs have been charged to research and development expense in the accompanying statements of operations.

Concentration of Credit Risk and Significant Customers

     Financial instruments that potentially subject the Company to concentrations of credit risk consist primarily of trade receivables. The Company provides credit, in the normal course of business, to a number of companies. As of December 31, 1998 and June 30, 1999 100% of accounts receivable was concentrated with one customer.

                                NETATTACH, INC.
                          A DEVELOPMENT STAGE COMPANY

                   NOTES TO FINANCIAL STATEMENTS (CONTINUED)
          (INFORMATION AS OF DECEMBER 31, 1998 AND 1999 IS UNAUDITED)

     The following customers accounted for more than 10% of total revenues:

                                                         PERIOD FROM
                                    PERIOD FROM           INCEPTION          SIX MONTHS
                                     INCEPTION        (JULY 6, 1998) TO         ENDED
                                 (JULY 6, 1998) TO      DECEMBER 31,        DECEMBER 31,
                                   JUNE 30, 1999            1998                1999
                                 -----------------    -----------------    ---------------
                                                                  (UNAUDITED)
A..............................         100%                 100%                29%
B..............................           *                    *                 35%
C..............................           *                    *                 13%
D..............................           *                    *                 12%

-------------------------
* Sales less than 10%

3. CONVERTIBLE NOTES:

     From inception through September 30, 1999, the Company issued convertible notes to potential investors for the total amount of approximately $830,000. These convertible notes bare interest of 8% per annum. These notes were cancelable or convertible into Series A Convertible Preferred Stock at $1.00 per share. As of June 30, 1999, the Company had issued approximately $603,000 of the convertible notes, of which $501,000 had been converted into Series A convertible preferred stock through June 30, 1999. As of December 31, 1999 all of the outstanding notes had been converted into Series A convertible Preferred Stock.

4. LOAN PAYABLE:

     On December 4, 1999, the Company entered into a loan agreement with VA Linux Systems, Inc. promising to pay $500,000 (the "Maximum Amount"), at 10% per annum, or such lesser principal amount as may be outstanding from time to time, no later than March 31, 2000. The Company received amounts pursuant to this loan agreement in two separate payments of $250,000 on December 8, 1999 and January 10, 2000, respectively.

5. INCOME TAXES:

     The Company accounts for income taxes pursuant to the provisions of Statement of Financial Accounting Standards No. 109 "Accounting for Income Taxes" ("SFAS No. 109"). SFAS No. 109 requires recognition of deferred tax liabilities and assets for the expected future tax consequences of events that have been included in the financial statements or tax returns. Under this method, deferred tax liabilities and assets are determined using the current applicable enacted tax rate and provisions of the enacted tax law. Due to the Company's loss position there was no provision for income taxes in the period ended June 30, 1999.

                                NETATTACH, INC.
                          A DEVELOPMENT STAGE COMPANY

                   NOTES TO FINANCIAL STATEMENTS (CONTINUED)
          (INFORMATION AS OF DECEMBER 31, 1998 AND 1999 IS UNAUDITED)

     Net deferred income tax assets consisted of the following as of:

                                                              JUNE 30,
                                                                1999
                                                              ---------
Deferred income tax assets:
  Federal net operating loss carryforwards..................  $ 103,570
  State net operating loss carryforwards....................     18,058
  Tax credit carryforwards..................................     17,243
  Cumulative net temporary differences......................    221,448
                                                              ---------
                                                                360,319
Valuation allowance.........................................   (360,319)
                                                              ---------
Net deferred income tax asset...............................  $      --
                                                              =========

     Federal and state net operating loss carryforwards at June 30, 1999, were approximately $305,000 and $310,000, respectively. The net operating loss carryforwards expire on various dates through the year 2019. The Internal Revenue Service Code contains provisions which may limit the net operating losses and tax credit carryforward to be used in any given year upon the occurrence of certain events, including a significant change in ownership interest. The Company believes sufficient uncertainty exists regarding the realizability of the net operating loss carryforwards and other timing differences at June 30, 1999. Accordingly, a valuation allowance has been provided for the entire amount related thereto.

6. COMMITMENTS AND CONTINGENCIES:

     The Company pays rent on a monthly basis of approximately $2,000 per month. Rent expense for the period ended June 30, 1999 and six months ended December 31, 1999 was approximately $19,000 and $12,000, respectively.

     In September 1999, the Company entered into an agreement with another company to act as a selling agent. The agreement expires on August 31, 2001. The agreement is automatically renewed annually thereafter unless terminated by either party upon 90 days written notice to the other. Commissions are paid at 8% of the net invoice price on all commissionable products. Commissions not paid within the agreed payment terms are subject to finance charges based on an annual interest rate of 18% or 1.5% per month on the balance due. In addition to commission payments, the Company also pays a monthly base line compensation expense of $20,000 per month and $500 per month for a web-based reporting service. Termination with the selling agent can also occur for reasons of convenience, cause, insolvency and the sale of the Company.

     The Company is party to certain claims in the ordinary course of business. While the outcome of these matters is not presently determinable, management believes that they will not have a material adverse effect on the financial position or results of operations for the Company.

7. CONVERTIBLE PREFERRED STOCK:

     As of June 30, 1999, the Company was authorized to issue 2,000,000 shares of convertible preferred stock, of which all 2,000,000 shares had been designated as Series A convertible preferred stock ("Series A"). Significant rights, restrictions and preferences of the Series A shares are as follows:

     - The holders of each outstanding share of Series A are entitled to receive annual, non-cumulative dividends of $0.08 per share, when and as declared by the Board of Directors, in preference to any distribution to the holders of the common stock.

                                NETATTACH, INC.
                          A DEVELOPMENT STAGE COMPANY

                   NOTES TO FINANCIAL STATEMENTS (CONTINUED)
          (INFORMATION AS OF DECEMBER 31, 1998 AND 1999 IS UNAUDITED)

     - In the event of a liquidation, dissolution or winding-up of the affairs of the Company including a change in control, the holders of each Series A share shall be entitled to receive $1.00 per share, adjusted for any combinations or consolidations with respect to such shares and, in addition, an amount equal to all declared but unpaid dividends in preference to any distribution to the holders of the common stock. All remaining proceeds will be shared equally by the holders of the preferred and common stock on an as converted basis.

     - Each holder of Series A shares shall have voting rights equivalent to the number of common stock shares into which they are convertible.

     - Each share of Series A is convertible, at the option of the shareholder, into one share of common stock, subject to adjustments for certain dilutive events. Each share shall automatically convert prior to the closing of an underwritten public offering of the Company's common stock which meets certain conditions.

     In October 1999, the Company issued an additional 392,243 shares of Series A as part of the conversion of approximately $329,000 of an outstanding notes payable (Note 4).

8. 1999 STOCK OPTION PLAN:

     The Company established the 1999 Stock Option Plan ("the Plan") and authorized a total of 700,000 shares of common stock for issuance thereunder. Under the Plan, the Board of Directors may grant incentive and nonqualified stock options to purchase shares of the Company's common stock to employees and consultants of the Company. The exercise price per share for an option granted to employees and consultants owning stock representing more than 10% of the Company at the time of the grant cannot be less than 110% of the fair market value. Incentive and nonqualified stock options granted to all other persons shall be granted at a price no less than 100% and 85%, respectively, of the fair market value. Options generally expire ten years after the date of grant. The vesting of stock options is determined by the Board of Directors and may not exceed five years. Generally, options vest over four years -- 0.0625% per quarter.

     Option activity under the Plan was as follows:

                                                                       OUTSTANDING OPTIONS
                                                                      ---------------------
                                                                                   WEIGHTED
                                                        SHARES                     AVERAGE
                                                     AVAILABLE FOR    NUMBER OF    EXERCISE
                                                         GRANT         SHARES       PRICE
                                                     -------------    ---------    --------
Outstanding at inception
  Authorized.......................................     700,000             --      $  --
  Granted..........................................    (263,000)       263,000       0.10
  Exercised........................................          --         (3,125)      0.10
  Cancelled........................................      46,875        (46,875)      0.10
                                                       --------       --------
Outstanding at June 30, 1999.......................     483,875        213,000       0.10
  Granted (Unaudited)..............................     (25,000)        25,000       0.10
  Exercised (Unaudited)............................          --         (3,437)      0.10
  Cancelled (Unaudited)............................     100,000       (100,000)      0.10
                                                       --------       --------
Outstanding at December 31, 1999 (Unaudited).......     558,875        134,563       0.10
                                                       ========       ========

                                NETATTACH, INC.
                          A DEVELOPMENT STAGE COMPANY

                   NOTES TO FINANCIAL STATEMENTS (CONTINUED)
          (INFORMATION AS OF DECEMBER 31, 1998 AND 1999 IS UNAUDITED)

                     OPTIONS OUTSTANDING                               OPTIONS EXERCISABLE
--------------------------------------------------------------   --------------------------------
RANGE OF      NUMBER       WEIGHTED AVERAGE                         NUMBER       WEIGHTED AVERAGE
EXERCISE  OUTSTANDING AT      REMAINING       WEIGHTED AVERAGE    EXERCISABLE        EXERCISE
 PRICES   JUNE 30, 1999    CONTRACTUAL LIFE    EXERCISE PRICE    JUNE 30, 1999        PRICE
--------  --------------   ----------------   ----------------   -------------   ----------------
   $0.10     213,000             9.67              $0.10              --              $0.10

     The fair value of each option grant is estimated on the date of grant using the Black-Scholes option pricing model with the following assumptions:

                                                                 PERIOD FROM
                                                                  INCEPTION
                                                              (JULY 6, 1998) TO
                                                                JUNE 30, 1999
                                                              -----------------
Dividend yield..............................................  0%
Expected life of options from vest date.....................  4 years
Expected stock volatility...................................  0.01%
Risk-free interest rates....................................  5%

     The weighted average fair value of options granted during fiscal 1999 was $0.02.

9. COMMON STOCK:

     As of June 30, 1999, the Company has issued an aggregate of 2,040,415 shares of common stock to employees of the Company of which 1,112,578 are subject to repurchase rights at the option of the Company at $0.01 per share. The shares are repurchasable in the event of termination of employment, for any or no reason. The vesting of stock is over four years -- 25% immediately and 0.0625% per quarter thereafter. These rights of repurchase will terminate on the effective date of an initial public offering or the closing date of a sale of assets or merger of the Company in which the shareholders receive securities of a buyer whose shares are publicly traded.

Common Stock Reserved for Future Issuance

     As of December 31, 1999, the Company has reserved the following shares of common stock for issuance in connection with:

Conversion of Series A preferred stock......................    950,000
1999 Stock Option Plan......................................    693,438
Conversion of Series A preferred stock warrants.............     50,000
Conversion of common stock warrants.........................    453,625
                                                              ---------
  Total.....................................................  2,147,063
                                                              =========

10. WARRANTS:

     In March 29, 1999, the Company entered into a note payable arrangement with a shareholder for $100,000. In October 1999, as part of the conversion of the note payable, the Company issued 74,401 shares of Series A convertible preferred stock, granted a warrant to purchase 74,401 shares of common stock at $0.25 per share, and granted a warrant to purchase 61,382 shares of common stock at $0.12 per share. The fair market value of the warrants at the date of grant was not material.

     In May 1999, in conjunction with a factoring agreement entered with a bank, the Company granted a warrant to purchase 50,000 shares of Series A convertible preferred stock at $1 per share. The warrant

                                NETATTACH, INC.
                          A DEVELOPMENT STAGE COMPANY

                   NOTES TO FINANCIAL STATEMENTS (CONTINUED)
          (INFORMATION AS OF DECEMBER 31, 1998 AND 1999 IS UNAUDITED)

expires 4 years from the agreement date. The fair market value of the warrant at the date of grant was not material. As of December 31, 1999, the Company has not factored any of their receivables.

     The Company offered warrants to purchase common stock to investors who purchased shares of Series A convertible preferred stock after June 30, 1999. The warrants have an exercise price of $0.25 per share. The maximum number of shares of common stock subject to each such warrant shall be equal to 100% of the number of Series A convertible preferred stock purchased by such investor. In October 1999, the Company issued 392,243 shares of Series A convertible preferred stock; thus, warrants to purchase 392,243 shares of common stock were granted. The 74,401 shares of common stock issued in connection with the note payable conversion referred to above is included within the 392,243 shares.

11. SUBSEQUENT EVENT (UNAUDITED)

     Subsequent to December 31, 1999, the Company entered into a merger agreement with VA Linux. The terms of the agreement provide for a purchase of the Company in exchange for cash and VA Linux common stock.

                                                                      APPENDIX A

                              AMENDED AND RESTATED

                      AGREEMENT AND PLAN OF REORGANIZATION

                                    BETWEEN

                             VA LINUX SYSTEMS, INC.
                                      AND

                               ANDOVER.NET, INC.

                           DATED AS OF APRIL 26, 2000

                               TABLE OF CONTENTS

                                                                            PAGE
                                                                            ----
ARTICLE I     THE MERGER..................................................   A-1
     1.1      The Merger..................................................   A-1
     1.2      Effective Time; Closing.....................................   A-1
     1.3      Effect of the Merger........................................   A-2
     1.4      Certificate of Incorporation; Bylaws........................   A-2
     1.5      Directors and Officers......................................   A-2
     1.6      Effect on Capital Stock.....................................   A-2
     1.7      Surrender of Certificates...................................   A-3
     1.8      No Further Ownership Rights in Company Common Stock.........   A-4
     1.9      Lost, Stolen or Destroyed Certificates......................   A-4
     1.10     Tax Consequences............................................   A-4
     1.11     Taking of Necessary Action; Further Action..................   A-5
ARTICLE II    REPRESENTATIONS AND WARRANTIES OF THE COMPANY...............   A-5
     2.1      Organization of the Company.................................   A-5
     2.2      Company Capital Structure...................................   A-6
     2.3      Obligations With Respect to Capital Stock...................   A-6
     2.4      Authority; Non-Contravention................................   A-7
     2.5      SEC Filings; Company Financial Statements; No Undisclosed      A-8
              Liabilities.................................................
     2.6      Absence of Certain Changes or Events........................   A-9
     2.7      Taxes.......................................................   A-9
     2.8      Title to Properties; Absence of Liens and Encumbrances......  A-11
     2.9      Intellectual Property.......................................  A-11
     2.10     Compliance; Permits; Restrictions...........................  A-13
     2.11     Litigation..................................................  A-14
     2.12     Brokers' and Finders' Fees..................................  A-14
     2.13     Transactions with Affiliates................................  A-14
     2.14     Employee Benefit Plans......................................  A-14
     2.15     Environmental Matters.......................................  A-17
     2.16     Year 2000 Compliance........................................  A-18
     2.17     Agreements, Contracts and Commitments.......................  A-18
     2.18     [RESERVED]..................................................  A-19
     2.19     Disclosure..................................................  A-19
     2.20     Board Approval..............................................  A-20
     2.21     Fairness Opinion............................................  A-20
     2.22     Restrictions on Business Activities.........................  A-20
     2.23     Insurance...................................................  A-20
     2.24     State Takeover Statutes.....................................  A-20
ARTICLE III   REPRESENTATIONS AND WARRANTIES OF PARENT AND MERGER SUB.....  A-20
     3.1      Organization and Qualification; Subsidiaries................  A-20
     3.2      Certificate of Incorporation and Bylaws.....................  A-20
     3.3      Capitalization..............................................  A-21
     3.4      Authority; Non-Contravention................................  A-21
     3.5      SEC Filings; Parent Financial Statements....................  A-22
     3.6      Absence of Certain Changes or Events........................  A-22
     3.7      Tax.........................................................  A-23
     3.8      Compliance; Permits; Restrictions...........................  A-23

                                                                            PAGE
                                                                            ----
     3.9      Litigation..................................................  A-23
     3.10     Agreements, Contracts and Commitments.......................  A-24
     3.11     Registration Statement; Proxy Statement.....................  A-24
     3.12     Board Approval..............................................  A-24
     3.13     Benefit Plans...............................................  A-24
ARTICLE IV    CONDUCT PRIOR TO THE EFFECTIVE TIME.........................  A-24
     4.1      Conduct of Business by the Company..........................  A-24
     4.2      Conduct of Business by Parent...............................  A-26
ARTICLE V     ADDITIONAL AGREEMENTS.......................................  A-26
     5.1      Prospectus/Proxy Statement; Registration Statement; Other     A-26
              Filings.....................................................
     5.2      Meeting of Company Stockholders.............................  A-27
     5.3      Registration Rights.........................................  A-29
     5.4      Confidentiality; Access to Information......................  A-29
     5.5      No Solicitation.............................................  A-29
     5.6      Public Disclosure...........................................  A-30
     5.7      Reasonable Efforts; Notification............................  A-30
     5.8      Third Party Consents........................................  A-31
     5.9      Stock Options and Employee Benefits.........................  A-31
     5.10     Form S-8....................................................  A-32
     5.11     Indemnification.............................................  A-32
     5.12     Invention Assignment Agreement..............................  A-33
     5.13     Nasdaq Listing..............................................  A-33
     5.14     Company Affiliate Agreement.................................  A-33
     5.15     Option Assumption Agreement.................................  A-33
     5.16     1999 Stock Option Plan......................................  A-33
ARTICLE VI    CONDITIONS TO THE MERGER....................................  A-33
     6.1      Conditions to Obligations of Each Party to Effect the         A-33
              Merger......................................................
     6.2      Additional Conditions to Obligations of the Company.........  A-34
     6.3      Additional Conditions to the Obligations of Parent and        A-34
              Merger Sub..................................................
ARTICLE VII   TERMINATION, AMENDMENT AND WAIVER...........................  A-35
     7.1      Termination.................................................  A-35
     7.2      Notice of Termination; Effect of Termination................  A-36
     7.3      Fees and Expenses...........................................  A-37
     7.4      Amendment...................................................  A-37
     7.5      Extension; Waiver...........................................  A-37
ARTICLE VIII  GENERAL PROVISIONS..........................................  A-38
     8.1      Non-Survival of Representations and Warranties..............  A-38
     8.2      Notices.....................................................  A-38
     8.3      Interpretation; Knowledge...................................  A-38
     8.4      Counterparts................................................  A-39
     8.5      Entire Agreement; Third Party Beneficiaries.................  A-39
     8.6      Severability................................................  A-39
     8.7      Other Remedies; Specific Performance........................  A-39
     8.8      Governing Law...............................................  A-40
     8.9      Rules of Construction.......................................  A-40
     8.10     Assignment..................................................  A-40
     8.11     WAIVER OF JURY TRIAL........................................  A-40

                               INDEX OF EXHIBITS

 Exhibit A  Company Voting Agreement
 Exhibit B  List of Company Affiliates (not included)*
 Exhibit C  Affiliate Agreement
 Exhibit D  Form of Non-Competition/Non-Solicitation Agreement (not
            included)*
 Exhibit E  List of Key Employees (not included)*
 Exhibit F  Form of Employee Agreement (not included)*
 Exhibit G  Form of Contractor Agreement (not included)*

------------------------

* Registrant hereby agrees to furnish supplementally a copy of any omitted exhibit to the Securities and Exchange Commission upon request.

           AMENDED AND RESTATED AGREEMENT AND PLAN OF REORGANIZATION

     This AMENDED AND RESTATED AGREEMENT AND PLAN OF REORGANIZATION is made and entered into as of April 26, 2000, between VA Linux Systems, Inc., a Delaware corporation ("PARENT") and Andover.Net, Inc., a Delaware corporation (the "COMPANY") and hereby amends and restates the Agreement and Plan of Reorganization among Parent, Atlanta Acquisition Corp., a Delaware corporation and a wholly-owned subsidiary of Parent ("MERGER SUB"), and the Company dated February 2, 2000, as amended February 11, 2000 and February 25, 2000.

                                    RECITALS

     A. Upon the terms and subject to the conditions of this Agreement and in accordance with the Delaware General Corporation Law ("DELAWARE LAW"), Parent, Merger Sub and the Company intend to enter into a business combination transaction.

     B. The Board of Directors of the Company (i) has determined that the Merger (as defined in Section 1.1) is consistent with and in furtherance of the long-term business strategy of the Company and fair to, and in the best interests of, the Company and its stockholders, (ii) has approved this Agreement, the Merger and the other transactions contemplated by this Agreement and (iii) has determined to recommend that the stockholders of the Company adopt and approve this Agreement and approve the Merger.

     C. Concurrently with the execution of this Agreement, and as a condition and inducement to Parent's and Company's respective willingness to enter into this Agreement, certain stockholders of Company are entering into Voting Agreements in substantially the form attached hereto as Exhibit A (the "COMPANY VOTING AGREEMENTS").

     D. The parties intend, by executing this Agreement, to adopt a plan of reorganization within the meaning of Section 368 of the Internal Revenue Code of 1986, as amended (the "CODE").

     E. As an inducement for Parent to enter into this Agreement, each of the individuals set forth on Exhibit E hereof (the "KEY EMPLOYEES") shall execute the form of Non-Competition/Non-Solicitation Agreement attached hereto as Exhibit F.

     NOW, THEREFORE, in consideration of the covenants, promises and representations set forth herein, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties agree as follows:

                                   ARTICLE I

                                   THE MERGER

     1.1 The Merger. At the Effective Time (as defined in Section 1.2) and subject to and upon the terms and conditions of this Agreement and the applicable provisions of Delaware Law, Merger Sub shall be merged with and into the Company (the "MERGER"), the separate corporate existence of Merger Sub shall cease and the Company shall continue as the surviving corporation. The Company as the surviving corporation after the Merger is hereinafter sometimes referred to as the "SURVIVING CORPORATION".

     1.2 Effective Time; Closing. Subject to the provisions of this Agreement, the parties hereto shall cause the Merger to be consummated by filing a Certificate of Merger with the Secretary of State of the State of Delaware in accordance with the relevant provisions of Delaware Law (the "CERTIFICATE OF MERGER") (the time of such filing with the Secretary of State of the State of Delaware (or such later time as may be agreed in writing by the Company and Parent and specified in the Certificate of Merger) being the "EFFECTIVE TIME") as soon as practicable on or after the Closing Date (as herein defined). Unless the context otherwise requires, the term "AGREEMENT" as used herein refers collectively to this Agreement and Plan of Reorganization and the Certificate of Merger. The closing of the Merger (the "CLOSING") shall take place at the offices of Wilson Sonsini Goodrich & Rosati, Professional Corporation, at a time and date to be specified by the parties, which shall be no later than the second business day after the satisfaction or waiver of the conditions set forth in
Article VI, or at such other time, date and location as the parties hereto agree in writing (the "CLOSING DATE").

     1.3 Effect of the Merger. At the Effective Time, the effect of the Merger shall be as provided in this Agreement and the applicable provisions of Delaware Law. Without limiting the generality of the foregoing, and subject thereto, at the Effective Time all the property, rights, privileges, powers and franchises of the Company and Merger Sub shall vest in the Surviving Corporation, and all debts, liabilities and duties of the Company and Merger Sub shall become the debts, liabilities and duties of the Surviving Corporation.

     1.4  Certificate of Incorporation; Bylaws.

     (a) At the Effective Time, the Certificate of Incorporation of Merger Sub, as in effect immediately prior to the Effective Time, shall be the Certificate of Incorporation of the Surviving Corporation until thereafter amended as provided by law and such Certificate of Incorporation of the Surviving Corporation; provided, however, that at the Effective Time the Certificate of Incorporation of the Surviving Corporation shall be amended so that the name of the Surviving Corporation shall be "Andover.Net".

     (b) The Bylaws of Merger Sub, as in effect immediately prior to the Effective Time, shall be, at the Effective Time, the Bylaws of the Surviving Corporation until thereafter amended.

     1.5 Directors and Officers. The directors of Merger Sub immediately prior to the Effective Time shall be the initial directors of the Surviving Corporation, until their respective successors are duly elected or appointed and qualified. The officers of Merger Sub immediately prior to the Effective Time shall be the initial officers of the Surviving Corporation, until their respective successors are duly appointed.

     1.6 Effect on Capital Stock. Subject to the terms and conditions of this Agreement, at the Effective Time, by virtue of the Merger and without any action on the part of Merger Sub, the Company or the holders of any of the following securities, the following shall occur:

          (a) Conversion of Company Common Stock. Each share of common stock, par value $0.01, of the Company ("COMPANY COMMON STOCK") issued and outstanding immediately prior to the Effective Time, other than any shares of the Company Common Stock to be canceled pursuant to Section 1.6(b), will be canceled and extinguished and automatically converted (subject to Section 1.6(e)) into the right to receive 0.425 of a share of Parent Common Stock (the "Exchange Ratio").

          (b) Cancellation of Parent-Owned Stock. Each share of Company Common Stock held by the Company or owned by Merger Sub, Parent or any direct or indirect wholly-owned subsidiary of the Company or of Parent immediately prior to the Effective Time shall be canceled and extinguished without any conversion thereof.

          (c) Stock Options; Employee Stock Purchase Plans. At the Effective Time, all options to purchase Company Common Stock then outstanding under the 1995 Stock Option Plan and the 1999 Stock Option Plan (the "COMPANY STOCK OPTION PLANS") shall be assumed by Parent in accordance with Section
     5.9 hereof.

          (d) Capital Stock of Merger Sub. Each share of Common Stock of Merger Sub (the "MERGER SUB COMMON STOCK") issued and outstanding immediately prior to the Effective Time shall be converted into one validly issued, fully paid and nonassessable share of Common Stock of the Surviving Corporation. Each certificate evidencing ownership of shares of Merger Sub Common Stock shall evidence ownership of such shares of capital stock of the Surviving Corporation.

          (e) Fractional Shares. No fraction of a share of Parent Common Stock will be issued by virtue of the Merger, but in lieu thereof each holder of shares of Company Common Stock who would otherwise be entitled to a fraction of a share of Parent Common Stock (after aggregating all fractional shares of Parent Common Stock that otherwise would be received by such holder) shall, upon surrender of such holder's Certificate(s) (as defined in Section 1.7(c)), receive from Parent an amount of cash (rounded to the nearest whole cent), without interest, equal to the product of (i) such fraction, multiplied by
     (ii) the closing price of Parent Common Stock on the last full trading day prior to Closing as reported on the Nasdaq National Market System.

          (f) Adjustments to Exchange Ratio. The Exchange Ratio shall be adjusted to reflect appropriately the effect of any stock split, reverse stock split, stock dividend (including any dividend or distribution of securities convertible into Parent Common Stock or Company Common Stock), reorganization, recapitalization, reclassification or other like change with respect to Parent Common Stock or Company Common Stock occurring on or after the date hereof and prior to the Effective Time.

     1.7  Surrender of Certificates.

     (a) Exchange Agent. Parent shall select an institution reasonably satisfactory to the Company to act as the exchange agent (the "EXCHANGE AGENT") in the Merger.

     (b) Parent to Provide Cash and Common Stock. Within ten (10) business days after the Effective Time, Parent shall make available to the Exchange Agent for exchange in accordance with this Article I, (i) the shares of Parent Common Stock issuable pursuant to Section 1.6 in exchange for outstanding shares of Company Common Stock, (ii) cash in an amount sufficient for payment in lieu of fractional shares pursuant to Section 1.6(e) and (iii) any dividends or distributions which holders of shares of Company Common Stock may be entitled pursuant to Section 1.7(d).

     (c) Exchange Procedures. Promptly after the Effective Time, Parent shall cause the Exchange Agent to mail to each holder of record (as of the Effective
Time) of a certificate or certificates (the "CERTIFICATES") which immediately prior to the Effective Time represented outstanding shares of Company Common Stock whose shares were converted into the right to receive shares of Parent Common Stock pursuant to Section 1.6, cash in lieu of any fractional shares pursuant to Section 1.6(e) and any dividends or other distributions pursuant to
Section 1.7(d), (i) a letter of transmittal (which shall specify that delivery shall be effected, and risk of loss and title to the Certificates shall pass, only upon delivery of the Certificates to the Exchange Agent and shall be in such form and have such other provisions as Parent may reasonably specify) and
(ii) Form W-9 and (iii) instructions for use in effecting the surrender of the Certificates in exchange for certificates representing shares of Parent Common Stock, cash in lieu of any fractional shares pursuant to Section 1.6(e) and any dividends or other distributions pursuant to Section 1.7(d). Upon surrender of Certificates for cancellation to the Exchange Agent or to such other agent or agents as may be appointed by Parent, together with such letter of transmittal, duly completed and validly executed in accordance with the instructions thereto, the holders of such Certificates shall be entitled to receive in exchange therefor certificates representing the number of whole shares of Parent Common Stock which such holders have the right to receive pursuant to Section 1.6(e), payment in lieu of fractional shares which such holders have the right to receive pursuant to Section 1.6(e) and any dividends or distributions payable pursuant to Section 1.7(d), and the Certificates so surrendered shall forthwith be canceled. Until so surrendered, outstanding Certificates will be deemed from and after the Effective Time, for all corporate purposes, subject to Section 1.7(d) as to the payment of dividends, to evidence the ownership of the number of full shares of Parent Common Stock into which such shares of Company Common Stock shall have been so converted and the right to receive an amount in cash in lieu of the issuance of any fractional shares in accordance with Section 1.6(e) and any dividends or distributions payable pursuant to Section 1.7(d). No interest will be paid or will accrue on the cash consideration payable upon the surrender of any Certificate.

     (d) Distributions With Respect to Unexchanged Shares. No dividends or other distributions declared or made after February 2, 2000 with respect to Parent Common Stock with a record date after the Effective Time will be paid to the holders of any unsurrendered Certificates with respect to the shares of Parent Common Stock represented thereby until the holders of record of such Certificates shall surrender such Certificates. Subject to applicable law, following surrender of any such Certificates, the Exchange Agent shall deliver to the record holders thereof, without interest, certificates representing whole shares of
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Parent Common Stock issued in exchange therefor along with payment in lieu of fractional shares pursuant to Section 1.6(e) hereof and the amount of any such dividends or other distributions with a record date after the Effective Time payable with respect to such whole shares of Parent Common Stock.

     (e) Transfers of Ownership. If certificates for shares of Parent Common Stock are to be issued in a name other than that in which the Certificates surrendered in exchange therefor are registered, it will be a condition of the issuance thereof that the Certificates so surrendered will be properly endorsed and otherwise in proper form for transfer and that the persons requesting such exchange will have paid to Parent or any agent designated by it any transfer or other taxes required by reason of the issuance of the certificates for shares of Parent Common Stock in any name other than that of the registered holder of the Certificates surrendered, or established to the satisfaction of Parent or any agent designated by it that such tax has been paid or is not payable.

     (f) Required Withholding. Each of the Exchange Agent, Parent and the Surviving Corporation shall be entitled to deduct and withhold from any consideration payable or otherwise deliverable pursuant to this Agreement to any holder or former holder of Company Common Stock such amounts as may be required to be deducted or withheld therefrom under the Code or under any provision of state, local or foreign tax law or under any other applicable Legal Requirement (as defined in Section 2.2(c)). To the extent such amounts are so deducted or withheld, such amounts shall be treated for all purposes under this Agreement as having been paid to the person to whom such amounts would otherwise have been paid.

     (g) No Liability. Notwithstanding anything to the contrary in this Section 1.7, neither the Exchange Agent, Parent, the Surviving Corporation nor any party hereto shall be liable to a holder of shares of Parent Common Stock or Company Common Stock for any amount properly paid to a public official pursuant to any applicable abandoned property, escheat or similar law.

     1.8 No Further Ownership Rights in Company Common Stock. All cash and shares of Parent Common Stock issued upon the surrender for exchange of shares of Company Common Stock in accordance with the terms hereof (including any cash paid in respect thereof pursuant to Section 1.6(e) and 1.7(d)) shall be deemed to have been issued in full satisfaction of all rights pertaining to such shares of Company Common Stock, and there shall be no further registration of transfers on the records of the Surviving Corporation of shares of Company Common Stock which were outstanding immediately prior to the Effective Time. If after the Effective Time Certificates are presented to the Surviving Corporation for any reason, they shall be canceled and exchanged as provided in this Article I.

     1.9 Lost, Stolen or Destroyed Certificates. In the event any Certificates shall have been lost, stolen or destroyed, the Exchange Agent shall issue in exchange for such lost, stolen or destroyed Certificates, upon the making of an affidavit of that fact by the holder thereof, such shares of Parent Common Stock, cash for fractional shares, if any, as may be required pursuant to
Section 1.6(e) and any dividends or distributions payable pursuant to Section 1.7(d); provided, however, that Parent may, in its discretion and as a condition precedent to the issuance thereof, require the owner of such lost, stolen or destroyed Certificates to deliver a bond in such sum as it may direct as indemnity against any claim that may be made against Parent, the Company or the Exchange Agent with respect to the Certificates alleged to have been lost, stolen or destroyed.

     1.10 Tax Consequences. It is intended by the parties hereto that the Merger shall constitute a reorganization within the meaning of Section 368 of the Code. The parties hereto adopt this Agreement as a "plan of reorganization" within the meaning of Sections 1.368-2(g) and 1.368-3(a) of the United States Income Tax Regulations. Accordingly, both prior to and after the Closing Date, each party's books and records shall be maintained and federal, state and local income tax and returns and schedules thereto shall be filed in a manner consistent with the Merger being qualified as a tax-free merger under Section 368(a) of the Code (unless a court of competent jurisdiction renders a determination (as defined in Section 1313(a)(1) of the Code) that the Merger does not qualify as such). Each party shall provide to each other such information, reports, returns or schedules as may be reasonably required to assist such party in accounting for reporting the Merger being so qualified.

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     1.11  Taking of Necessary Action; Further Action. If, at any time after the
Effective Time, any further action is necessary or desirable to carry out the purposes of this Agreement and to vest the Surviving Corporation with full right, title and possession to all assets, property, rights, privileges, powers and franchises of the Company and Merger Sub, the officers and directors of the Company and Merger Sub will take all such lawful and necessary action, so long as such action is consistent with this Agreement.

                                   ARTICLE II

                 REPRESENTATIONS AND WARRANTIES OF THE COMPANY

     As of February 2, 2000 and as of the Closing Date, the Company represents and warrants to Parent and Merger Sub, subject to the exceptions specifically disclosed in writing in the disclosure letter and referencing a specific representation (except that disclosure in one part of the disclosure letter shall be deemed to be disclosure with respect to all reasonably applicable sections of the disclosure letter) supplied by the Company to Parent dated as of February 2, 2000 and certified by a duly authorized officer of the Company (the "COMPANY SCHEDULES"), as follows:

     2.1  Organization of the Company.

     (a) The Company has no subsidiaries, except for the corporations identified in Part 2.1(a)(i) of the Company Schedules; and neither the Company nor any of the other corporations identified in Part 2.1(a)(i) of the Company Schedules owns any capital stock of, or any equity interest of any nature in, any other entity, other than the entities identified in Part 2.1(a)(ii) of the Company Schedules, except for passive investments in equity interests of public companies as part of the cash management program of the Company. Except as identified in Part 2.1(a)(ii) of the Company Schedules, neither the Company nor any subsidiary thereof has agreed or is obligated to make, or is bound by any written, oral or other agreement, contract, subcontract, lease, binding understanding, instrument, note, option, warranty, purchase order, license, sublicense, insurance policy, benefit plan or legally binding commitment or undertaking of any nature, as in effect as of February 2, 2000 or as may hereinafter be in effect ("CONTRACT") under which Contract it may become obligated to make, any future investment in or capital contribution to any other entity. Neither the Company nor any subsidiary thereof is or at any time, has been a general partner of any general partnership, limited partnership or other entity.

     (b) The Company and each of its subsidiaries is a corporation duly organized, validly existing and in good standing under the laws of the jurisdiction of its incorporation and has all necessary power and authority: (i) to conduct its business in the manner in which its business is currently being conducted; (ii) to own and use its assets in the manner in which its assets are currently owned and used; and (iii) to perform its obligations under all Contracts by which it is bound.

     (c) The Company and each of its subsidiaries is qualified to do business as a foreign corporation, and is in good standing, under the laws of all jurisdictions where the nature of its business requires such qualification and where the failure to so qualify would have a Material Adverse Effect (as defined in Section 8.3) on the Company.

     (d) The Company has delivered or made available to Parent a true and correct copy of the Certificate of Incorporation and Bylaws of the Company and similar governing instruments of each of its subsidiaries, each as amended to date (collectively, the "COMPANY CHARTER DOCUMENTS"), and each such instrument is in full force and effect. The Company is not in violation of any of the provisions of the Company Charter Documents. None of the Company's subsidiaries is in violation of any provision of its Articles or Certificate of Incorporation or Bylaws or other similar governing instruments, except for such violations as are not material to the Company and its subsidiaries taken as a whole.

     (e) The Company has delivered or made available to Parent all proposed or considered amendments to the Company Charter Documents.

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     2.2  Company Capital Structure.

     (a) The authorized capital stock of the Company consists of: (i) 100,000,000 shares of Company Common Stock, $0.01 par value, of which 15,734,119 shares have been issued and are outstanding as of February 2, 2000; and (ii) 1,000,000 shares of preferred stock, $0.01 par value, of which no shares are outstanding as of February 2, 2000. All of the outstanding shares of capital stock of the Company have been duly authorized and validly issued, and are fully paid and nonassessable. As of February 2, 2000, there are no shares of Company Common Stock held in treasury by the Company. Upon consummation of the Merger,
(A) the shares of Parent Common Stock and cash issued in exchange for any shares of Company Common Stock that are subject to a Contract pursuant to which the Company has the right to repurchase, redeem or otherwise reacquire any shares of Company Common Stock will, without any further act of Parent, the Company or any other person, become subject to the restrictions, conditions and other provisions contained in such Contract, and (B) Parent will automatically succeed to and become entitled to exercise the Company's rights and remedies under any such Contract. Except as set forth in Part 2.2(a) of the Company Schedules, there are no shares of Company Common Stock immediately prior to the Effective Time that are unvested or that are subject to a repurchase option, risk of forfeiture or other condition under any applicable restricted stock purchase agreement or other agreement with the Company.

     (b) As of February 2, 2000: (i) 1,695,333 shares of Company Common Stock are subject to issuance pursuant to outstanding options to purchase Company Common Stock under the Company Stock Option Plans (excluding options granted pursuant to Section 5.9(d)); and (ii) 960,155 shares of Company Common Stock are reserved for future grant under the Company's 1999 Stock Option Plan. Stock options granted by the Company pursuant to the Company Stock Option Plans are referred to in this Agreement as "COMPANY OPTIONS". Part 2.2(b) of the Company Schedules sets forth the following information with respect to each Company Option outstanding as of February 2, 2000: (i) the name and address of the optionee; (ii) the particular plan pursuant to which such Company Option was granted; (iii) the number of shares of Company Common Stock subject to such Company Option; (iv) the exercise price of such Company Option; (v) the date on which such Company Option was granted; (vi) the applicable vesting schedule;
(vii) the date on which such Company Option expires; (viii) whether the exercisability of such option will be accelerated in any way by the transactions contemplated by this Agreement, and indicates the extent of any such acceleration; and (ix) whether or not such option was granted with the intention to qualify as an "incentive stock option" within the meaning of Section 422 of the Code (i) through (ix) collectively, "INFORMATION OPTION". The Company has made available to Parent accurate and complete copies of all stock option plans pursuant to which the Company has granted stock options that are currently outstanding and the form of all stock option agreements evidencing such options. All shares of Company Common Stock subject to issuance as aforesaid, upon issuance on the terms and conditions specified in the instruments pursuant to which they are issuable, would be duly authorized, validly issued, fully paid and nonassessable. Except as set forth in Part 2.2(b)(i) of the Company Schedules, there are no commitments or agreements of any character to which the Company is bound obligating the Company to accelerate the vesting of any Company Option as a result of the Merger. Each Company Option shall be assumed as set forth in Section 5.9.

     (c) All outstanding shares of Company Common Stock, all outstanding Company Options, and all outstanding shares of capital stock of each subsidiary of the Company have been issued and granted in compliance with (i) all applicable securities laws and, to the knowledge of the Company, other applicable Legal Requirements (as defined below) and (ii) all requirements set forth in applicable Contracts. For the purposes of this Agreement, "LEGAL REQUIREMENTS" means any federal, state, local, municipal, foreign or other law, statute, constitution, principle of common law, resolution, ordinance, code, edict, decree, rule, regulation, ruling or requirement issued, enacted, adopted, promulgated, implemented or otherwise put into effect by or under the authority of any Governmental Entity (as defined below).

     2.3  Obligations With Respect to Capital Stock. Except as set forth in Part
2.3 of the Company Schedules and except for options under the Company Stock Option Plans, there are no securities exchangeable or convertible into or exercisable for any equity securities, partnership interests or similar
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

ownership interests of any class of any Company equity security, issued, reserved for issuance or outstanding. Except for securities the Company owns free and clear of all claims and Encumbrances (as defined below), directly or indirectly through one or more subsidiaries, and except for shares of capital stock or other similar ownership interests of certain subsidiaries of the Company that are owned by certain nominee equity holders as required by the applicable law of the jurisdiction of organization of such subsidiaries (which shares or other interests do not materially affect the Company's control of such subsidiaries), as of February 2, 2000, there are no securities exchangeable or convertible into or exercisable for any class of equity security of any subsidiary of the Company, issued, reserved for issuance or outstanding. For the purposes of this Agreement "ENCUMBRANCES" means any lien, pledge, hypothecation, charge, mortgage, security interest, encumbrance, claim, infringement, interference, option, right of first refusal, preemptive right, community property interest or, to the knowledge of the Company, any restriction on the voting of any security, any restriction on the transfer of any security or other asset, any restriction on the receipt of any income derived from any asset, any restriction on the use of any asset and any restriction on the possession, exercise or transfer of any other attribute of ownership of any asset. Except as set forth in Part 2.3 of the Company Schedules or as set forth in Section 2.2 hereof, there are no subscriptions, options, warrants, equity securities, partnership interests or similar ownership interests, calls, rights (including preemptive rights), commitments or agreements of any character to which the Company or any of its subsidiaries is a party or by which it is bound obligating or permitting the Company or any of its subsidiaries to issue, deliver or sell, or cause to be issued, delivered or sold, or repurchase, redeem or otherwise acquire, or cause the repurchase, redemption or acquisition of, any shares of capital stock, partnership interests or similar ownership interests of the Company or any of its subsidiaries or obligating or permitting the Company or any of its subsidiaries to grant, extend, accelerate the vesting of or enter into any such subscription, option, warrant, equity security, call, right, commitment or agreement. As of February 2, 2000, except as contemplated by this Agreement and pursuant to that certain Third Amended and Restated Registration Rights Agreement dated September 15, 1999 (the "COMPANY REGISTRATION RIGHTS AGREEMENT"), there are no registration rights and there is, except for the Company Voting Agreement, no voting trust, proxy, rights plan, antitakeover plan or other agreement or understanding to which the Company is a party or by which it or, to the knowledge of the Company, any of the stockholders of the Company is bound with respect to any equity security of any class of the Company or with respect to any equity security, partnership interest or similar ownership interest of any class of any of its subsidiaries. Stockholders of the Company will not be entitled to dissenters' rights under applicable state law in connection with the Merger.

     2.4  Authority; Non-Contravention.

     (a) The Company has all requisite corporate power and authority to enter into this Agreement and to consummate the transactions contemplated hereby and thereby. The execution and delivery of this Agreement and the consummation of the transactions contemplated hereby and thereby have been duly authorized by all necessary corporate action on the part of the Company, subject only to the approval and adoption of this Agreement and the approval of the Merger by the Company's stockholders and the filing of the Certificate of Merger pursuant to Delaware Law. A vote of the holders of a majority of the outstanding shares of the Company Common Stock is sufficient for the Company's stockholders to approve and adopt this Agreement and approve the Merger. This Agreement has been duly executed and delivered by the Company and, assuming due execution and delivery by Parent and Merger Sub, constitutes a valid and binding obligations of the Company, enforceable against the Company in accordance with its terms, except as enforceability may be limited by bankruptcy and other similar laws and general principles of equity. The execution and delivery of this Agreement by the Company does not, and the performance of this Agreement by the Company will not,
(i) conflict with or violate the Company Charter Documents, (ii) subject to obtaining the approval and adoption of this Agreement and the approval of the Merger by the Company's stockholders as contemplated in Section 5.2 and compliance with the requirements set forth in Section 2.4(b) below, conflict with or violate any law, rule, regulation, order, judgment or decree applicable to the Company or any of its subsidiaries or by which the Company or any of its subsidiaries or any of their respective properties is bound, or (iii) result in any material breach of or constitute a material default (or an event that with notice or lapse of time or both would become a material default) under, or
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impair the Company's rights or alter the rights or obligations of any third party under, or give to others any rights of termination, amendment, acceleration or cancellation of, or result in the creation of a material lien or Encumbrance on any of the material properties or assets of the Company or any of its subsidiaries pursuant to, any material note, bond, mortgage, indenture, contract, agreement, lease, license, permit, franchise, concession, or other instrument or obligation to which the Company or any of its subsidiaries is a party or by which the Company or any of its subsidiaries or its or any of their respective assets are bound. Part 2.4(a) of the Company Schedules lists all consents, waivers and approvals under any of the Company's or any of its subsidiaries' agreements, contracts, licenses or leases required to be obtained in connection with the consummation of the transactions contemplated hereby, which, if individually or in the aggregate not obtained, would result in a material loss of benefits to the Company, Parent or the Surviving Corporation as a result of the Merger.

     (b) No consent, approval, order or authorization of, or registration, declaration or filing with any court, administrative agency or commission or other governmental authority or instrumentality, foreign or domestic ("GOVERNMENTAL ENTITY"), is required to be obtained or made by the Company in connection with the execution and delivery of this Agreement or the consummation of the Merger, except for (i) the filing of the Certificate of Merger with the Secretary of State of the State of Delaware, (ii) approval of the Prospectus/Proxy Statement (as defined in Section 2.19) and the Registration Statement (as defined in Section 2.19) by the Securities and Exchange Commission ("SEC") in accordance with the Securities Exchange Act of 1934, as amended (the "EXCHANGE ACT"), (iii) such consents, approvals, orders, authorizations, registrations, declarations and filings as may be required under applicable federal, foreign and state securities (or related) laws and the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the "HSR ACT"), and the securities or antitrust laws of any foreign country, and (iv) to the knowledge of the Company, such other consents, authorizations, filings, approvals and registrations which if not obtained or made would not be material to the Company or Parent or have a material adverse effect on the ability of the parties hereto to consummate the Merger.

     2.5  SEC Filings; Company Financial Statements; No Undisclosed Liabilities.

     (a) The Company has filed all forms, reports and documents required to be filed by the Company with the SEC since December 8, 1999 and has made available to Parent such forms, reports and documents in the form filed with the SEC. All such required forms, reports and documents (including those that the Company may file subsequent to February 2, 2000) are referred to herein as the "COMPANY SEC REPORTS". As of their respective dates, the Company SEC Reports (including, but not limited to, the Company's registration statement on form S-1 and the prospectus included therein) (i) were prepared in accordance and complied in all material respects with the requirements of the Securities Act, or the Exchange Act, as the case may be, and the rules and regulations of the SEC thereunder applicable to such Company SEC Reports and (ii) did not at the time they were filed contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading. None of the Company's subsidiaries is required to file any forms, reports or other documents with the SEC.

     (b) Each of the consolidated financial statements (including, in each case, any related notes thereto) contained in the Company SEC Reports (the "COMPANY FINANCIALS"), including each Company SEC Reports filed after February 2, 2000 until the Closing, (i) complied as to form in all material respects with the published rules and regulations of the SEC with respect thereto, (ii) was prepared in accordance with United States generally accepted accounting principles ("GAAP") applied on a consistent basis throughout the periods involved (except as may be indicated in the notes thereto or, in the case of unaudited interim financial statements, as may be permitted by the SEC on Form 10-Q under the Exchange Act) and (iii) fairly presented the consolidated financial position of the Company and its subsidiaries as at the respective dates thereof and the consolidated results of the Company's operations and cash flows for the periods indicated, except that the unaudited interim financial statements may not contain footnotes and were or are subject to normal and recurring year-end adjustments. The audited balance sheet of the Company as of September 30, 1999 previously delivered to Parent by the Company and contained in the Company SEC Reports as of December 8, 1999 is hereinafter referred to as the "COMPANY BALANCE SHEET."

     (c) The Company has heretofore furnished to Parent a complete and correct copy of any amendments or modifications, which have not yet been filed with the SEC but which are required to be filed, to agreements, documents or other instruments which previously had been filed by the Company with the SEC pursuant to the Securities Act or the Exchange Act.

     (d) The Company issued stock in an initial public offering pursuant to a registration statement on Form S-1 (the "COMPANY S-1"), which was declared effective on December 8, 1999 (the "EFFECTIVE DATE") and a prospectus (the "COMPANY PROSPECTUS"), the final form of which was filed with the SEC on December 8, 1999 pursuant to Rule 424(b) of the Securities Act. At the Effective Date, the Company S-1 did not contain an untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements not misleading.

     (e) Neither Company nor any of its subsidiaries has any liabilities (absolute, accrued, contingent or otherwise) of a nature required to be disclosed on a balance sheet or in the related notes to the consolidated financial statements prepared in accordance with GAAP which are, individually or in the aggregate, material to the business, results of operations or financial condition of Company and its subsidiaries taken as a whole, except (i) liabilities provided for in Company Balance Sheet or (ii) liabilities incurred since September 30, 1999 in the ordinary course of business, none of which is material to the business, results of operations or financial condition of Company and its subsidiaries, taken as a whole.

     2.6 Absence of Certain Changes or Events. Since the date of the Company Balance Sheet there has not been: (i) any Material Adverse Effect on the Company, (ii) any declaration, setting aside or payment of any dividend on, or other distribution (whether in cash, stock or property) in respect of, any of the Company's or any of its subsidiaries' capital stock, or any purchase, redemption or other acquisition by the Company of any of the Company's capital stock or any other securities of the Company or its subsidiaries or any options, warrants, calls or rights to acquire any such shares or other securities except for repurchases from employees following their termination pursuant to the terms of their pre-existing stock option or purchase agreements, (iii) any split, combination or reclassification of any of the Company's or any of its subsidiaries' capital stock, (iv) except as set forth in Part 2.6 of the Company Schedules, any granting by the Company or any of its subsidiaries of any increase in compensation or fringe benefits, except for normal increases of cash compensation in the ordinary course of business consistent with past practice, or any payment by the Company or any of its subsidiaries of any bonus, except for bonuses made in the ordinary course of business consistent with past practice, or (v) any granting by the Company or any of its subsidiaries of any increase in severance or termination pay or (vi) any entry by the Company or any of its subsidiaries into any currently effective employment, severance, termination or indemnification agreement or any other agreement the benefits of which are contingent or the terms of which are materially altered upon the occurrence of a transaction involving the Company of the nature contemplated hereby, (vii) entry by the Company or any of its subsidiaries into any licensing or other agreement with regard to the acquisition or disposition of any material Intellectual Property (as defined in Section 2.9) other than licenses in the ordinary course of business consistent with past practice, (viii) any amendment or consent with respect to any licensing agreement filed or required to be filed by the Company with the SEC, (ix) any material change by the Company in its accounting methods, principles or practices, except as required by concurrent changes in GAAP, (x) any revaluation by the Company of any of its assets, including, without limitation, writing down the value of capitalized inventory or writing off notes or accounts receivable other than in the ordinary course of business and consistent with past practice; or (xi) any changes in the vesting schedules of outstanding Company Options.

     2.7  Taxes.

     (a) Definition of Taxes. For the purposes of this Agreement, "TAX" or "TAXES" refers to any and all federal, state, local and foreign taxes, assessments and other governmental charges, duties, impositions and liabilities relating to taxes, including taxes based upon or measured by gross receipts, income, profits, sales,
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use and occupation, and value added, ad valorem, transfer, franchise, withholding, payroll, recapture, employment, excise and property taxes, together with all interest, penalties and additions imposed with respect to such amounts and any obligations under any agreements or arrangements with any other person with respect to such amounts and including any liability for taxes of a predecessor entity.

     (b) Tax Returns and Audits.

          (i) The Company and each of its subsidiaries have timely filed all federal, state, local and foreign returns, estimates, information statements and reports ("RETURNS") relating to Taxes required to be filed by the Company and each of its subsidiaries with any Tax authority. The Company and each of its subsidiaries have paid all Taxes shown to be due on such Returns.

          (ii) The Company and each of its subsidiaries as of the Effective Time will have withheld with respect to its employees all federal and state income taxes, Taxes pursuant to the Federal Insurance Contribution Act ("FICA"), Taxes pursuant to the Federal Unemployment Tax Act ("FUTA") and other Taxes required to be withheld.

          (iii) Neither the Company nor any of its subsidiaries has been delinquent in the payment of any Tax nor is there any Tax deficiency outstanding, proposed in writing (or otherwise, to the Company's knowledge, proposed) or assessed against the Company or any of its subsidiaries, nor has the Company or any of its subsidiaries executed any unexpired waiver of any statute of limitations on or extending the period for the assessment or collection of any Tax.

          (iv) No audit or other examination of any Return of the Company or any of its subsidiaries by any Tax authority is presently in progress, nor has the Company or any of its subsidiaries been notified in writing (or otherwise, to the Company's knowledge, notified) of any request for such an audit or other examination.

          (v) No adjustment relating to any Returns filed by the Company or any of its subsidiaries has been proposed in writing formally or informally by any Tax authority to the Company or any of its subsidiaries or any representative thereof.

          (vi) Neither the Company nor any of its subsidiaries has any liability for unpaid Taxes which has not been accrued for or reserved on the Company Balance Sheet, whether asserted or unasserted, contingent or otherwise, which is material to the Company, other than any liability for unpaid Taxes that may have accrued since the date of the Company Balance Sheet in connection with the operation of the business of the Company and its subsidiaries in the ordinary course.

          (vii) Except as set forth on Part 2.7(b) of the Company Schedules, there is no contract, agreement, plan or arrangement to which the Company is a party as of February 2, 2000, including but not limited to the provisions of this Agreement, covering any employee or former employee of the Company or any of its subsidiaries that, individually or collectively, could give rise to the payment of any amount that would not be deductible pursuant to Sections 280G, 404 or 162(m) of the Code.

          (viii) Neither the Company nor any of its subsidiaries has filed any consent agreement under Section 341(f) of the Code or agreed to have
     Section 341(f)(2) of the Code apply to any disposition of a subsection (f) asset (as defined in Section 341(f)(4) of the Code) owned by the Company.

          (ix) Neither the Company nor any of its subsidiaries is party to or has any obligation under any tax-sharing, tax indemnity or tax allocation agreement or arrangement.

          (x) Except as may be required as a result of the Merger, the Company and its subsidiaries have not been and will not be required to include any adjustment in Taxable income for any Tax period (or portion thereof) pursuant to Section 481 or Section 263A of the Code or any comparable provision under state or foreign Tax laws as a result of transactions, events or accounting methods employed prior to the Closing.

          (xi) Part 2.7 of the Company Schedules lists (A) any foreign Tax holidays, (B) any intercompany transfer pricing agreements, or other arrangements that have been established by the
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     Company or any of its subsidiaries with any Tax authority and (C) any expatriate programs or policies affecting the Company or any of its subsidiaries.

          (xii) None of the Company or its subsidiaries (A) has been a member of an "affiliated group" filing a consolidated federal income tax return (other than a group the common parent of which was the Company) or (B) has any liability for the Taxes of any person (other than any of the Company and its subsidiaries) under Reg. Section 1.1502-6 (or any similar provision of state, local, or foreign law), as a transferee or successor, by contract, or otherwise.

          (xiii) Neither the Company nor any of its subsidiaries has constituted either a "distributing corporation" or a "controlled corporation" in a distribution of stock qualifying for tax-free treatment under Section 355 of the Code (x) in the two years prior to February 2, 2000 or (y) in a distribution which could otherwise constitute part of a "plan" or "series of related transactions" (within the meaning of Section 355(e) of the Code) in conjunction with the Merger.

     2.8  Title to Properties; Absence of Liens and Encumbrances.

     (a) Part 2.8(a)(i) of the Company Schedules lists the real property interests owned by the Company as of February 2, 2000. Part 2.8(a)(ii) of the Company Schedules lists all real property leases to which the Company is a party as of February 2, 2000 and each amendment thereto that is in effect as of February 2, 2000. All such current leases are in full force and effect and are valid and effective in accordance with their respective terms, and there is not, under any of such leases, any existing default or event of default (or event which with notice or lapse of time, or both, would constitute a default) that would give rise to a material claim. Other than the leaseholds created under the real property leases identified in Part 2.8(a)(ii) of the Company Schedules, the Company owns no interest in real property.

     (b) The Company has good and valid title to, or, in the case of leased properties and assets, valid leasehold interests in, all of its tangible properties and assets, real, personal and mixed, used or held for use in its business, free and clear of any liens, pledges, charges, claims, security interests or other encumbrances of any sort ("LIENS"), except as reflected in the Company Financials and except for liens for taxes not yet due and payable and such Liens or other imperfections of title and encumbrances, if any, which are not material in character, amount or extent, and which do not materially detract from the value, or materially interfere with the present use, of the property subject thereto or affected thereby.

     2.9 Intellectual Property. For the purposes of this Agreement, the following terms have the following definitions:

     "INTELLECTUAL PROPERTY" shall mean any or all of the following and all rights in, arising out of, or associated therewith: (i) all United States, international and foreign patents and applications therefor and all reissues, divisions, renewals, extensions, provisionals, continuations and continuations-in-part thereof; (ii) all inventions (whether patentable or not), invention disclosures, improvements, trade secrets, proprietary information, know how, technology, technical data and customer lists, and all documentation relating to any of the foregoing; (iii) all copyrights, copyrights registrations and applications therefor, and all other rights corresponding thereto throughout the world; (iv) all industrial designs and any registrations and applications therefor throughout the world; (v) all trade names, logos, URLs, domain names, common law trademarks and service marks, trademark and service mark registrations and applications therefor throughout the world; (vi) all databases and data collections and all rights therein throughout the world; (vii) all moral and economic rights of authors and inventors, however denominated, throughout the world; and (viii) any similar or equivalent rights to any of the foregoing anywhere in the world.

     "COMPANY INTELLECTUAL PROPERTY" shall mean any Intellectual Property that is owned by, or exclusively licensed to, the Company and its subsidiaries.

     "REGISTERED INTELLECTUAL PROPERTY" means all United States, international and foreign: (i) patents and patent applications (including provisional applications); (ii) registered trademarks, applications to register trademarks, intent-to-use applications, or other registrations or applications related to trademarks; (iii) registered domain names and reserved domain names, (iv) registered copyrights and applications for

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copyright registration; and (v) any other Intellectual Property that is the subject of an application, certificate, filing, registration or other document issued, filed with, or recorded by any state, government or other public legal authority.

     "COMPANY REGISTERED INTELLECTUAL PROPERTY" means all of the Registered Intellectual Property owned by, or filed in the name of, the Company or its subsidiaries.

          (a) No Company Intellectual Property or product or service of the Company is subject to any proceeding or outstanding decree, order, judgment, agreement, or stipulation restricting in any manner the use, transfer, or licensing thereof by the Company, or which may affect the validity, use or enforceability of such Company Intellectual Property.

          (b) Part 2.9(b) of the Company Schedules is a complete and accurate list of all Company Registered Intellectual Property and specifies, where applicable, the jurisdictions in which each such item of Company Registered Intellectual Property has been issued or registered or in which an application for such issuance and registration has been filed, including the respective registration or application numbers. Each material item of Company Registered Intellectual Property is valid and subsisting, all necessary registration, maintenance and renewal fees currently due in connection with such Registered Intellectual Property have been made and all necessary documents, recordations and certificates in connection with such Registered Intellectual Property have been filed with the relevant patent, copyright, trademark or other authorities in the United States or foreign jurisdictions, as the case may be, for the purposes of maintaining such Registered Intellectual Property.

          (c) The Company owns and has good and exclusive title to, or has license to or otherwise has a right to use or exploit in the way it has been used as of February 2, 2000, each material item of Company Intellectual Property or other Intellectual Property used by the Company free and clear of any Encumbrance (excluding licenses and related restrictions granted in the ordinary course of business consistent with past practices); and the Company is the exclusive owner of all trademarks and trade names used in connection with the operation or conduct of the business of the Company, including the sale of any products or the provision of any services by the Company.

          (d) The Company owns exclusively, and has good title to, all copyrighted works that are Company products or which the Company otherwise expressly purports to own.

          (e) Neither the Company nor its subsidiaries have transferred ownership of, or granted any exclusive license with respect to, any Intellectual Property that is or was material to the Company Intellectual Property, to any third party.

          (f) To the extent that any material technology, software or Intellectual Property has been developed or created independently or jointly by a third party for Company or any of its subsidiaries or is incorporated into any of the Company Products, Company has a written agreement with such third party with respect thereto and Company thereby either (i) has obtained ownership of, and is the exclusive owner of, or
     (ii) has obtained a perpetual, non-terminable license (sufficient for the conduct of its business as currently conducted and as proposed to be conducted) to all such third party's Intellectual Property in such work, material or invention by operation of law or by valid assignment, to the fullest extent it is legally possible to do so. The Company Schedules list all material contracts, licenses and agreements to which the Company is a party (i) with respect to Company Intellectual Property licensed or transferred to any third party (other than end-user licenses in the ordinary course); or (ii) pursuant to which a third party has licensed or transferred any material Intellectual Property to the Company.

          (g) All material contracts, licenses and agreements relating to either
     (i) Company Intellectual Property or (ii) Intellectual Property of a third party licensed to Company or any of its subsidiaries, are in full force and effect. The consummation of the transactions contemplated by this Agreement will neither violate nor result in the breach, modification, cancellation, termination or suspension of such contracts, licenses and agreements. Each of Company and its subsidiaries is in material compliance with, and has not materially breached, any term of any such contracts, licenses and
                                      A-12
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     agreements and, to the knowledge of Company, all other parties to such contracts, licenses and agreements are in compliance with, and have not materially breached, any term of, such contracts, licenses and agreements. Following the Closing Date, the Surviving Corporation will be permitted to exercise all of Company's rights under such contracts, licenses and agreements to the same extent Company and its subsidiaries would have been able to had the transactions contemplated by this Agreement not occurred and without the payment of any additional amounts or consideration other than ongoing fees, royalties or payments which Company would otherwise be required to pay. Neither this Agreement nor the transactions contemplated by this Agreement, including the assignment to Parent or Merger Sub by operation of law or otherwise of any contracts or agreements to which the Company is a party, will result in (i) either Parent's or the Merger Sub's granting to any third party any right to or with respect to any material Intellectual Property right owned by, or licensed to, either of them, (ii) either the Parent's or the Merger Sub's being bound by, or subject to, any non-compete or other material restriction on the operation or scope of their respective businesses, or (iii) either the Parent's or the Merger Sub's being obligated to pay any royalties or other material amounts to any third party in excess of those payable by Company prior to the Closing.

          (h) The operation of the business of the Company and its subsidiaries as such business currently is conducted, including the Company's design, development, marketing and sale of the products or services of the Company (including with respect to products currently under development) has not, does not and will not infringe or misappropriate the Intellectual Property of any third party or constitute unfair competition or trade practices under the laws of any jurisdiction.

          (i) The Company has received neither written, nor to the Company's knowledge, oral notice from any third party that the operation of the business of the Company or any act, product or service of the Company, infringes or misappropriates the Intellectual Property of any third party or constitutes unfair competition or trade practices under the laws of any jurisdiction.

          (j) To the knowledge of the Company, no person has infringed or misappropriated or is infringing or misappropriating any Company Intellectual Property.

          (k) The Company has taken reasonable steps to protect the Company's rights in the Company's confidential information and trade secrets that it wishes to protect or any trade secrets or confidential information of third parties provided to the Company, and, without limiting the foregoing, the Company has and enforces a policy requiring each employee and contractor to execute a proprietary information/confidentiality agreement in the form attached hereto as Exhibit F and, except as set forth on Part 2.9(l) of the Company Schedules, all current and former employees and contractors of the Company have executed such an agreement.

     2.10  Compliance; Permits; Restrictions.

     (a) Neither the Company nor any of its subsidiaries is, in any material respect, in conflict with, or in default or in violation of (i) any law, rule, regulation, order, judgment or decree applicable to the Company or any of its subsidiaries or by which the Company or any of its subsidiaries or any of their respective properties is bound, or (ii) any material note, bond, mortgage, indenture, contract, agreement, lease, license, permit, franchise or other instrument or obligation to which the Company or any of its subsidiaries is a party or by which the Company or any of its subsidiaries or its or any of their respective businesses or properties is bound, except for conflicts, violations and defaults that (individually or in the aggregate) would not cause the Company to lose any material benefit or incur any material liability. No investigation or review by any Governmental Entity is pending or, to the Company's knowledge, has been threatened in a writing delivered to the Company, against the Company or any of its subsidiaries, nor, to the Company's knowledge, has any Governmental Entity indicated an intention to conduct an investigation of the Company or any of its subsidiaries. There is no material agreement, judgment, injunction, order or decree binding upon the Company or any of its subsidiaries which has or could reasonably be expected to have the effect of prohibiting or materially impairing any business practice of the Company or any of its subsidiaries, any acquisition of material property by the Company or any of its subsidiaries or the conduct of business by the Company as currently conducted.
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     (b) The Company and its subsidiaries hold, to the extent legally required, all permits, licenses, variances, exemptions, orders and approvals from Governmental Entities that are material to and required for the operation of the business of the Company as currently conducted (collectively, the "COMPANY PERMITS"). The Company and its subsidiaries are in compliance in all material respects with the terms of the Company Permits, except where the failure to be in compliance with the terms of the Company Permits would not be material to the Company.

     2.11 Litigation. Except as disclosed in Part 2.11 of the Company Schedules, there are no claims, suits, actions or proceedings pending or, to the knowledge of the Company, threatened against, relating to or affecting the Company or any of its subsidiaries, before any court, governmental department, commission, agency, instrumentality or authority, or any arbitrator that seeks to restrain or enjoin the consummation of the transactions contemplated by this Agreement or which could reasonably be expected, either singularly or in the aggregate with all such claims, actions or proceedings, to be material to the Company. No Governmental Entity has at any time challenged or questioned in a writing delivered to the Company the legal right of the Company to design, manufacture, offer or sell any of its products or services in the present manner or style thereof.

     Except as disclosed in Part 2.11 of the Company Schedules, the Company has never been subject to an audit, compliance review, investigation or like contract review by the GSA office of the Inspector General or other Governmental Entity or agent thereof in connection with any government contract (a "GOVERNMENT AUDIT"), to the Company's knowledge no Government Audit is threatened, and in the event of such Government Audit, to the knowledge of the Company, no basis exists for a finding of noncompliance with any material provision of any government contract or a refund of any amounts paid or owed by any Governmental Entity pursuant to such government contract. For each item disclosed in the Company Schedule pursuant to this Section 2.11 a true and complete copy of all correspondence and documentation with respect thereto has been made available to Parent.

     2.12 Brokers' and Finders' Fees. Except for fees payable to W.R. Hambrecht pursuant to an engagement letter dated January 20, 2000 a copy of which has been provided to Parent, the Company has not incurred, nor will it incur, directly or indirectly, any liability for brokerage or finders' fees or agents' commissions or any similar charges in connection with this Agreement or any transaction contemplated hereby.

     2.13 Transactions with Affiliates. Except as set forth in the Company SEC Reports, since September 30, 1999, no event has occurred as of February 2, 2000 that would be required to be reported by the Company pursuant to Item 404 of Regulation S-K promulgated by the SEC. Part 2.13 of the Company Schedules identifies each person who is an "affiliate" (as that term is used in Rule 145 promulgated under the Securities Act) of the Company as of February 2, 2000.

     2.14  Employee Benefit Plans.

     (a) Definitions. With the exception of the definition of "Affiliate" set forth in Section 2.14(a)(i) below (which definition shall apply only to this Section 2.14), for purposes of this Agreement, the following terms shall have the meanings set forth below:

          (i) "AFFILIATE" shall mean any other person or entity under common control with the Company within the meaning of Section 414(b), (c), (m) or
     (o) of the Code and the regulations issued thereunder;

          (ii) "COMPANY EMPLOYEE PLAN" shall mean any plan, program, policy, practice, contract, agreement or other arrangement providing for compensation, severance, termination pay, performance awards, stock or stock-related awards, fringe benefits or other employee benefits or remuneration of any kind, whether written or unwritten or otherwise, funded or unfunded, including without limitation, each "employee benefit plan," within the meaning of Section 3(3) of ERISA which is or has been maintained, contributed to, or required to be contributed to, by the Company or any Affiliate for the benefit of any Employee

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          (iii) "COBRA" shall mean the Consolidated Omnibus Budget
     Reconciliation Act of 1985, as amended

          (iv) "DOL" shall mean the Department of Labor;

          (v) "EMPLOYEE" shall mean any current, former, or retired employee, officer, or director of the Company or any Affiliate;

          (vi) "EMPLOYEE AGREEMENT" shall mean each management, employment, severance, consulting, relocation, repatriation, expatriation, visas, work permit or similar agreement or contract between the Company or any Affiliate and any Employee or consultant;

          (vii) "ERISA" shall mean the Employee Retirement Income Security Act of 1974, as amended;

          (viii) "FMLA" shall mean the Family Medical Leave Act of 1993, as amended;

          (ix) "INTERNATIONAL EMPLOYEE PLAN" shall mean each Company Employee Plan that has been adopted or maintained by the Company, whether informally or formally, for the benefit of Employees outside the United States;

          (x) "IRS" shall mean the Internal Revenue Service;

          (xi) "MULTIEMPLOYER PLAN" shall mean any "Pension Plan" (as defined below) which is a "multiemployer plan," as defined in Section 3(37) of ERISA;

          (xii) "PBGC" shall mean the Pension Benefit Guaranty Corporation; and

          (xiii) "PENSION PLAN" shall mean each Company Employee Plan which is an "employee pension benefit plan," within the meaning of Section 3(2) of ERISA.

     (b) Schedule. Part 2.14(b) of the Company Schedules contain an accurate and complete list of each Company Employee Plan and each material Employee Agreement. The Company does not have any legally binding plan or commitment to establish any new Company Employee Plan, to modify any Company Employee Plan or Employee Agreement (except to the extent required by law or to conform any such Company Employee Plan or Employee Agreement to the requirements of any applicable law, in each case as previously disclosed to Parent in writing, or as required by this Agreement), or to enter into any Company Employee Plan or material Employee Agreement, nor does it have any intention or commitment to do any of the foregoing. Since December 31, 1999 the Company has hired five employees and has indicated in written offer letters that an aggregate of 37,000 options would be granted to these employees (the "NEW OPTIONS"); none of the vesting terms of the New Options shall accelerate as a result of the actions contemplated by this Agreement.

     (c) Documents. The Company has provided or made available to Parent: (i) correct and complete copies of all documents embodying each Company Employee Plan and each Employee Agreement including all amendments thereto and written interpretations thereof; (ii) the most recent annual actuarial valuations, if any, prepared for each Company Employee Plan; (iii) the three (3) most recent annual reports (Form Series 5500 and all schedules and financial statements attached thereto), if any, required under ERISA or the Code in connection with each Company Employee Plan or related trust; (iv) if the Company Employee Plan is funded, the most recent annual and periodic accounting of Company Employee Plan assets; (v) the most recent summary plan description together with the summary of material modifications thereto, if any, required under ERISA with respect to each Company Employee Plan; (vi) all IRS determination, opinion, notification and advisory letters, and rulings relating to Company Employee Plans and copies of all applications and correspondence to or from the IRS or the DOL with respect to any Company Employee Plan; (vii) all material written agreements and contracts relating to each Company Employee Plan, including, but not limited to, administrative service agreements, group annuity contracts and group insurance contracts; (viii) all communications material to any Employee or Employees relating to any Company Employee Plan and any proposed Company Employee Plans, in each case, relating to any amendments, terminations, establishments, increases or decreases in benefits, acceleration of payments or vesting schedules or other events which would result in any material liability to the Company; (ix) all COBRA forms and related notices; and (x) all registration statements and prospectuses prepared in connection with each Company Employee Plan.

     (d) Employee Plan Compliance. Except as set forth in Part 2.14(d) of the Company Schedules, (i) the Company has performed in all material respects all obligations required to be performed by it under, is not in default or violation of, and has no knowledge of any default or violation by any other party to each Company Employee Plan, and each Company Employee Plan has been established and maintained in all material respects in accordance with its terms and in compliance with all applicable laws, statutes, orders, rules and regulations, including but not limited to ERISA or the Code; (ii) each Company Employee Plan intended to qualify under Section 401(a) of the Code and each trust intended to qualify under Section 501(a) of the Code has either received a favorable determination letter from the IRS with respect to each such Plan as to its qualified status under the Code, including all amendments to the Code effected by the Tax Reform Act of 1986 and subsequent legislation, or has remaining a period of time under applicable Treasury regulations or IRS pronouncements in which to apply for such a determination letter and make any amendments necessary to obtain a favorable determination; (iii) no "prohibited transaction," within the meaning of Section 4975 of the Code or Sections 406 and 407 of ERISA, and not otherwise exempt under Section 408 of ERISA, has occurred with respect to any Company Employee Plan; (iv) there are no actions, suits or claims pending, or, to the knowledge of the Company, threatened or reasonably anticipated (other than routine claims for benefits) against any Company Employee Plan or against the assets of any Company Employee Plan; (v) each Company Employee Plan can be amended, terminated or otherwise discontinued after the Effective Time in accordance with its terms, without liability to Parent, the Company or any of its Affiliates (other than ordinary administration expenses typically incurred in a termination event); (vi) there are no audits, inquiries or proceedings pending or, to the knowledge of the Company or any Affiliates, threatened by the IRS or DOL with respect to any Company Employee Plan; and (vii) neither the Company nor any Affiliate is subject to any penalty or tax with respect to any Company Employee Plan under Section 402(i) of ERISA or Sections 4975 through 4980 of the Code.

     (e) Pension Plans. The Company does not now, nor has it ever, maintained, established, sponsored, participated in, or contributed to, any Pension Plan which is subject to Title IV of ERISA or Section 412 of the Code.

     (f) Multiemployer Plans. At no time has the Company contributed to or been requested to contribute to any Multiemployer Plan.

     (g) No Post-Employment Obligations. No Company Employee Plan provides, or has any liability to provide, retiree life insurance, retiree health or other retiree employee welfare benefits to any person for any reason, except as may be required by COBRA or other applicable law, and the Company has never represented, promised or contracted (whether in oral or written form) to any Employee (either individually or to Employees as a group) or any other person that such Employee(s) or other person would be provided with retiree life insurance, retiree health or other retiree employee welfare benefit, except to the extent required by statute.

     (h) Neither the Company nor any Affiliate has, prior to the Effective Time, and in any material respect, violated any of the health care continuation requirements of COBRA, the requirements of FMLA or any similar provisions of state law applicable to its Employees.

     (i) Effect of Transaction. Except as set forth on Part 2.14(i) of the Company Schedules, the execution of this Agreement and the consummation of the transactions contemplated hereby will not (either alone or upon the occurrence of any additional or subsequent events) constitute an event under any Company Employee Plan, Employee Agreement, trust or loan that will or may result in any payment (whether of severance pay or otherwise), acceleration, forgiveness of indebtedness, vesting, distribution, increase in benefits or obligation to fund benefits with respect to any former or current Employee or director.

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     (j) Employment Matters. The Company: (i) is in compliance in all material respects with all applicable foreign, federal, state and local laws, rules and regulations respecting employment, employment practices, terms and conditions of employment and wages and hours, in each case, with respect to Employees; (ii) has withheld all amounts required by law or by agreement to be withheld from the wages, salaries and other payments to Employees; (iii) is not liable for any arrears of wages or any taxes or any penalty for failure to comply with any of the foregoing; and (iv) is not liable for any material payment to any trust or other fund or to any governmental or administrative authority, with respect to unemployment compensation benefits, social security or other benefits or obligations for Employees (other than routine payments to be made in the normal course of business and consistent with past practice). There are no pending, or, to the Company's knowledge, threatened claims or actions against the Company under any worker's compensation policy or long-term disability policy. To the Company's knowledge, no employee of the Company has violated any employment contract, nondisclosure agreement or noncompetition agreement by which such employee is bound due to such employee being employed by the Company and disclosing to the Company or using trade secrets or proprietary information of any other person or entity.

     (k) Labor. No work stoppage or labor strike against the Company is pending, threatened or reasonably anticipated. The Company does not know of any activities or proceedings of any labor union to organize any Employees. There are no actions, suits, claims, labor disputes or grievances pending, or, to the knowledge of the Company, threatened or reasonably anticipated relating to any labor, safety or discrimination matters involving any Employee, including, without limitation, charges of unfair labor practices or discrimination complaints, which, if adversely determined, would, individually or in the aggregate, result in any material liability to the Company. Neither the Company nor any of its subsidiaries has engaged in any unfair labor practices within the meaning of the National Labor Relations Act. The Company is not presently, nor has it been in the past, a party to, or bound by, any collective bargaining agreement or union contract with respect to Employees and no collective bargaining agreement is being negotiated by the Company.

     (l) International Employee Plan. Each International Employee Plan has been established, maintained and administered in material compliance with its terms and conditions and with the requirements prescribed by any and all statutory or regulatory laws that are applicable to such International Employee Plan. Furthermore, no International Employee Plan has unfunded liabilities, that as of the Effective Time, will not be offset by insurance or fully accrued. Except as required by law, no condition exists that would prevent the Company or Parent from terminating or amending any International Employee Plan at any time for any reason.

     (m) Restricted Stock. No shares of outstanding Company Common Stock are unvested or are subject to a repurchase option, risk of forfeiture or other condition under any applicable restricted stock purchase agreement or other agreement with the Company.

     2.15  Environmental Matters.

     (a) Hazardous Material. Except as would not result in material liability to the Company, no underground storage tanks and no amount of any substance that has been designated by any Governmental Entity or by applicable federal, state or local law to be radioactive, toxic, hazardous or otherwise a danger to health or the environment, including, without limitation, PCBs, asbestos, petroleum, urea-formaldehyde and all substances listed as hazardous substances pursuant to the Comprehensive Environmental Response, Compensation, and Liability Act of 1980, as amended, or defined as a hazardous waste pursuant to the United States Resource Conservation and Recovery Act of 1976, as amended, and the regulations promulgated pursuant to said laws, but excluding office and janitorial supplies, (a "HAZARDOUS MATERIAL") are present, or as a result of the actions of the Company or any of its subsidiaries or any affiliate of the Company, or, to the Company's knowledge, as a result of any actions of any third party or otherwise, in, on or under any property, including the land and the improvements, ground water and surface water thereof, that the Company or any of its subsidiaries has at any time owned, operated, occupied or leased.

     (b) Hazardous Materials Activities. Except as would not result in a material liability to the Company (in any individual case or in the aggregate)
(i) neither the Company nor any of its subsidiaries
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has transported, stored, used, manufactured, disposed of, released or exposed its employees or others to Hazardous Materials in violation of any law in effect on or before the Closing Date, and (ii) neither the Company nor any of its subsidiaries has disposed of, transported, sold, used, released, exposed its employees or others to or manufactured any product containing a Hazardous Material (collectively "HAZARDOUS MATERIALS ACTIVITIES") in violation of any rule, regulation, treaty or statute promulgated by any Governmental Entity in effect prior to or as of February 2, 2000 to prohibit, regulate or control Hazardous Materials or any Hazardous Material Activity.

     (c) Permits. The Company and its subsidiaries currently hold all environmental approvals, permits, licenses, clearances and consents (the "COMPANY ENVIRONMENTAL PERMITS") necessary for the conduct of the Company's and its subsidiaries' Hazardous Material Activities and other businesses of the Company and its subsidiaries as such activities and businesses are currently being conducted.

     (d) Environmental Liabilities. No action, proceeding, revocation proceeding, amendment procedure, writ or injunction is pending, and to the Company's knowledge, no action, proceeding, revocation proceeding, amendment procedure, writ or injunction has been threatened by any Governmental Entity against the Company or any of its subsidiaries in a writing delivered to the Company concerning any Company Environmental Permit, Hazardous Material or any Hazardous Materials Activity of the Company or any of its subsidiaries. The Company is not aware of any fact or circumstance which could involve the Company or any of its subsidiaries in any environmental litigation or impose upon the Company any material environmental liability.

     2.16 Year 2000 Compliance. Except as disclosed in Part 2.16 of the Company Schedules, the Company's products and internal systems have been designed to ensure date and time entry recognition, calculations that accommodate same century and multi-century formulas and date values, leap year recognition and calculations, and date data interface values that reflect the century. The Company's products and internal systems manage and manipulate data involving dates and times, including single century formulas and multi-century formulas, and do not cause an abnormal ending scenario within the application or generate incorrect values or invalid results involving such dates.

     2.17 Agreements, Contracts and Commitments. Except as otherwise set forth in Part 2.14 or 2.17 of the Company Schedules, neither the Company nor any of its subsidiaries is a party to or is bound by:

          (a) any employment or consulting agreement, contract or commitment greater than $100,000 with any officer, employee or member of the Company's Board of Directors, other than those that are terminable by the Company or any of its subsidiaries on no more than thirty (30) days' notice without liability or financial obligation, except to the extent general principles of wrongful termination law may limit the Company's or any of its subsidiaries' ability to terminate employees at will;

          (b) any agreement of indemnification or any guaranty other than any agreement of indemnification entered into in connection with the sale or license of software products in the ordinary course of business;

          (c) any agreement, contract or commitment containing any covenant limiting in any respect the right of the Company or any of its subsidiaries to engage in any line of business or to compete with any person or granting any exclusive distribution rights;

          (d) any agreement, contract or commitment currently in force relating to the disposition or acquisition by the Company or any of its subsidiaries after February 2, 2000 of a material amount of assets not in the ordinary course of business or pursuant to which the Company has any material ownership interest in any corporation, partnership, joint venture or other business enterprise other than the Company's subsidiaries;

          (e) any joint marketing or development agreement currently in force under which the Company or any of its subsidiaries have continuing material obligations to jointly market any product, technology or service and which may not be canceled without penalty upon notice of 90 days or less, or any material agreement pursuant to which the Company or any of its subsidiaries have continuing

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     material obligations to jointly develop any intellectual property that will not be owned, in whole or in part, by the Company or any of its subsidiaries and which may not be canceled without penalty upon notice of 90 days or less;

          (f) any agreement, contract or commitment currently in force to provide source code to any third party for any product or technology that is material to the Company and its subsidiaries taken as a whole;

          (g) except as set forth on Part 2.2 of Company Schedules, any agreement or plan, including, without limitation, any stock option plan, stock appreciation right plan or stock purchase plan, any of the benefits of which will be increased, or the vesting of benefits of which will be accelerated, by the occurrence of any of the transactions contemplated by this Agreement or the value of any of the benefits of which will be calculated on the basis of any of the transactions contemplated by this Agreement;

          (h) any agreement, contract or commitment currently in force to sell or distribute any Company products, service or technology except agreements with distributors or sales representatives in the normal course of business cancelable without penalty upon notice of ninety (90) days or less and substantially in the form previously provided to Parent;

          (i) any mortgages, indentures, guarantees, loans or credit agreements, security agreements or other agreements or instruments relating to the borrowing of money or extension of credit;

          (j) any settlement agreement entered into within three (3) years prior to February 2, 2000; or

          (k) any other agreement, contract or commitment that has a value of $100,000 or more individually.

     Neither the Company nor any of its subsidiaries, nor to the Company's knowledge any other party to a Company Contract (as defined below), is in breach, violation or default under, and neither the Company nor any of its subsidiaries has received written notice that it has breached, violated or defaulted under, any of the material terms or conditions of any of the agreements, contracts or commitments to which the Company or any of its subsidiaries is a party or by which it is bound that are required to be disclosed in the Company Schedules or are required to be filed with any Company SEC Report (any such agreement, contract or commitment, a "COMPANY CONTRACT") in such a manner as would permit any other party to cancel or terminate any such Company Contract, or would permit any other party to seek material damages or other remedies (for any or all of such breaches, violations or defaults, in the aggregate).

     2.18  [RESERVED].

     2.19 Disclosure. None of the information supplied or to be supplied by or on behalf of the Company for inclusion or incorporation by reference in the registration statement on Form S-4 (or similar successor form) to be filed with the SEC by Parent in connection with the issuance of Parent Common Stock in the Merger (the "REGISTRATION STATEMENT") will, at the time the Registration Statement is filed with the SEC or at the time it becomes effective under the Securities Act, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances under which they are made, not misleading. None of the information supplied or to be supplied by or on behalf of the Company for inclusion or incorporation by reference in the Prospectus/Proxy Statement to be filed with the SEC as part of the Registration Statement (the "PROSPECTUS/PROXY STATEMENT"), will, at the time the Prospectus/Proxy Statement is mailed to the stockholders of the Company, at the time of the Company Stockholders' Meeting or as of the Effective Time, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances under which they are made, not misleading. The Prospectus/Proxy Statement will comply as to form in all material respects with the provisions of the Exchange Act and the rules and regulations promulgated by the SEC thereunder. Notwithstanding the foregoing, the Company makes no

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representation or warranty with respect to any information supplied by the
Parent which is contained in any of the foregoing documents.

     2.20 Board Approval. The Board of Directors of the Company has, as of April 25, 2000, unanimously (i) determined that the Merger is fair to, and in the best interests of the Company and its stockholders, (ii) approved and deemed advisable, subject to stockholder approval, this Agreement and the transactions contemplated hereby and (iii) determined to recommend that the stockholders of the Company approve and adopt this Agreement and approve the Merger.

     2.21 Fairness Opinion. The Company's Board of Directors has received a verbal opinion from W.R. Hambrecht, dated as of April 25, 2000, to the effect that as of April 25, 2000, the Exchange Ratio is fair to the Company's stockholders from a financial point of view and has delivered to Parent such verbal opinion. The Company has a legally enforceable agreement with W.R. Hambrecht to provide this opinion in writing to the Company within three (3) days of April 25, 2000 and that such opinion shall be included in the Prospectus/Proxy Statement.

     2.22 Restrictions on Business Activities. Except as set forth in Part 2.22 of the Company Schedule, there is no agreement, commitment, judgment, injunction, order or decree binding upon the Company or to which the Company is a party which has or could reasonably be expected to have the effect of prohibiting or materially impairing any business practice of the Company, any acquisition of property by the Company or the conduct of business by the Company as currently conducted.

     2.23 Insurance. The Company maintains insurance policies and fidelity bonds covering the assets, business, equipment, properties, operations, employees, officers and directors of the Company and its subsidiaries (collectively, the "INSURANCE POLICIES") which are of the type and in amounts customarily carried by persons conducting businesses similar to those of the Company and its subsidiaries. There is no material claim by the Company or any of its subsidiaries pending under any of the material Insurance Policies as to which coverage has been questioned, denied or disputed by the underwriters of such policies or bonds.

     2.24 State Takeover Statutes. No state takeover statute or similar statute or regulation applies to or purports to apply to the Merger, this Agreement and the Company Voting Agreements or the transactions contemplated by this Agreement and the Company Voting Agreements.

                                  ARTICLE III

            REPRESENTATIONS AND WARRANTIES OF PARENT AND MERGER SUB

     As of February 2, 2000 and as of the Closing Date, Parent and Merger Sub represent and warrant to the Company, as follows:

     3.1 Organization and Qualification; Subsidiaries. Each of Parent and its subsidiaries is a corporation duly organized, validly existing and in good standing under the laws of the jurisdiction of its incorporation and has the requisite corporate power and authority to own, lease and operate its assets and properties and to carry on its business as it is now being conducted, except where the failure to do so would not, individually or in the aggregate, have a Material Adverse Effect on Parent. Each of Parent and its subsidiaries is in possession of all Approvals necessary to own, lease and operate the properties it purports to own, operate or lease and to carry on its business as it is now being conducted, except where the failure to have such Approvals would not, individually or in the aggregate, have a Material Adverse Effect on Parent. Each of Parent and its subsidiaries is duly qualified or licensed as a foreign corporation to do business, and is in good standing, in each jurisdiction where the character of the properties owned, leased or operated by it or the nature of its activities makes such qualification or licensing necessary, except for such failures to be so duly qualified or licensed and in good standing that would not, either individually or in the aggregate, have a Material Adverse Effect on Parent.

     3.2 Certificate of Incorporation and Bylaws. Parent has previously furnished to Company complete and correct copies of its Certificate of Incorporation and Bylaws, (the "PARENT CHARTER DOCUMENTS") as
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

amended to date. Such Parent Charter Documents and equivalent organizational documents of each of its subsidiaries are in full force and effect. Parent is not in violation of any of the provisions of the Parent Charter Documents, and no subsidiary of Parent is in violation of any of its equivalent organizational documents.

     3.3 Capitalization. The authorized capital stock of Parent consists of (i) 250,000,000 shares of Parent Common Stock, par value $0.001 per share, and (ii) 10,000,000 shares of Preferred Stock, par value $0.001 per share ("PARENT PREFERRED STOCK"). At the close of business on January 31, 2000 (i) 41,385,986 shares of Parent Common Stock were issued and outstanding, (ii) 0 shares of Parent Common Stock were held in treasury by Parent or by subsidiaries of Parent, (iii) 1,000,000 shares of Parent Common Stock were reserved for future issuance pursuant to Parent's employee stock purchase plan, and (iv) 8,144,826 shares of Parent Common Stock were reserved for issuance upon the exercise of outstanding options ("PARENT OPTIONS") to purchase Parent Common Stock. As of February 2, 2000, no shares of Parent Preferred Stock were issued or outstanding. The authorized capital stock of Merger Sub consists of 1,000 shares of common stock, par value $0.001 per share, all of which, as of February 2, 2000, are issued and outstanding. All of the outstanding shares of Parent's and Merger Sub's respective capital stock have been duly authorized and validly issued and are fully paid and nonassessable. All shares of Parent Common Stock subject to issuance as aforesaid, upon issuance on the terms and conditions specified in the instruments pursuant to which they are issuable, shall, and the shares of Parent Common Stock to be issued pursuant to the Merger will be, duly authorized, validly issued, fully paid and nonassessable. All of the outstanding shares of capital stock (other than directors' qualifying shares) of each of Parent's subsidiaries is duly authorized, validly issued, fully paid and nonassessable and all such shares (other than directors' qualifying shares) are owned by Parent or another subsidiary free and clear of all security interests, liens, claims, pledges, agreements, limitations in Parent's voting rights, charges or other encumbrances of any nature whatsoever.

     3.4  Authority; Non-Contravention.

     (a) Parent and Merger Sub have all requisite corporate power and authority to enter into this Agreement and to consummate the transactions contemplated hereby. The execution and delivery of this Agreement and the consummation of the transactions contemplated hereby have been duly authorized by all necessary corporate action on the part of Parent, subject only to the filing of the Certificate of Merger pursuant to Delaware Law. This Agreement has been duly executed and delivered by Parent and Merger Sub, and upon due execution and delivery by the Company, constitutes a valid and binding obligation of Parent and Merger Sub, enforceable against Parent and Merger Sub in accordance with its terms, except as enforceability may be limited by bankruptcy and other similar laws and general principles of equity. The execution and delivery of this Agreement by Parent and Merger Sub do not, and the performance of this Agreement by Parent and Merger Sub will not, (i) conflict with Parent Charter Documents,
(ii) subject to compliance with the requirements set forth in Section 3.4(b) below, conflict with or violate any law, rule, regulation, order, judgment or decree applicable to Parent or any of its subsidiaries or by which Parent or any of its subsidiaries or any of their respective properties are bound or affected, or (iii) result in any material breach of or constitute a material default (or an event that with notice or lapse of time or both would become a material default) under, or impair Parent's rights or alter the rights or obligations of any third party under, or give to others any rights of termination, amendment, acceleration or cancellation of, or result in the creation of a material Encumbrance on any of the material properties or assets of Parent or any of its subsidiaries pursuant to, any material note, bond, mortgage, indenture, contract, agreement, lease, license, permit, franchise, concession, or other instrument or obligation to which Parent or any of its subsidiaries is a party or by which Parent or any of its subsidiaries or its or any of their respective assets are bound or affected.

     (b) No consent, approval, order or authorization of, or registration, declaration or filing with any Governmental Entity, is required to be obtained or made by Parent in connection with the execution and delivery of this Agreement or the consummation of the Merger, except for (i) the filing of the Certificate of Merger with the Secretary of State of the State of Delaware (ii) the approval of the Registration Statement and the Prospectus/Proxy Statement in accordance with the Securities Act and the Exchange

Act, respectively, (iii) such consents, approvals, orders, authorizations, registrations, declarations and filings as may be required under applicable federal, foreign and state securities (or related) laws and the HSR Act, and the securities or antitrust laws of any foreign country, and (iv) such other consents, authorizations, filings, approvals and registrations which if not obtained or made would not be material to Parent or have a material adverse effect on the ability of the parties hereto to consummate the Merger.

     3.5  SEC Filings; Parent Financial Statements.

     (a) Parent has filed all forms, reports and documents required to be filed by Parent with the SEC since December 9, 1999 and has made available to the Company such forms, reports and documents in the form filed with the SEC. All such required forms, reports and documents (including those that Parent may file subsequent to February 2, 2000) are referred to herein as the "PARENT SEC REPORTS"). As of their respective dates, Parent SEC Reports (i) were prepared in accordance and complied in all material respects with the requirements of the Securities Act, or the Exchange Act, as the case may be, and the rules and regulations of the SEC thereunder applicable to such Parent SEC Reports and (ii) did not at the time they were filed contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading. None of Parent's subsidiaries is required to file any forms, reports or other documents with the SEC.

     (b) Each of the consolidated financial statements (including, in each case, any related notes thereto) contained in Parent SEC Reports (the "PARENT FINANCIALS"), including each Parent SEC Report filed after February 2, 2000 until the Closing, (i) complied as to form in all material respects with the published rules and regulations of the SEC with respect thereto, (ii) was prepared in accordance with United States generally accepted accounting principles ("GAAP") applied on a consistent basis throughout the periods involved (except as may be indicated in the notes thereto or, in the case of unaudited interim financial statements, as may be permitted by the SEC on Form 10-Q under the Exchange Act) and (iii) fairly presented the consolidated financial position of Parent and its subsidiaries as at the respective dates thereof and the consolidated results of Parent's operations and cash flows for the periods indicated, except that the unaudited interim financial statements may not contain footnotes and were or are subject to normal and recurring year-end adjustments. The balance sheet of Parent dated October 29, 1999 contained in Parent's registration statement on Form S-1 dated December 9, 1999 is hereinafter referred to as (the "PARENT BALANCE SHEET").

     (c) Parent has heretofore furnished to the Company a complete and correct copy of any amendments or modifications, which have not yet been filed with the SEC but which are required to be filed, to agreements, documents or other instruments which previously had been filed by Parent with the SEC pursuant to the Securities Act or the Exchange Act.

     (d) Neither Parent nor any of its subsidiaries has any liabilities (absolute, accrued, contingent or otherwise) of a nature required to be disclosed on a balance sheet or in the related notes to the consolidated financial statements prepared in accordance with GAAP which are, individually or in the aggregate, material to the business, results of operations or financial condition of Parent and its subsidiaries taken as a whole, except (i) liabilities provided for in Parent's Balance Sheet or (ii) liabilities incurred since October 29, 1999 in the ordinary course of business, none of which is material to the business, results of operations or financial condition of Parent and its subsidiaries, taken as a whole.

     3.6 Absence of Certain Changes or Events. Since the date of Parent Balance Sheet there has not been: (i) any Material Adverse Effect on Parent, (ii) any declaration, setting aside or payment of any dividend on, or other distribution (whether in cash, stock or property) in respect of, any of Parent's or any of its subsidiaries' capital stock, or any purchase, redemption or other acquisition by Parent of any of Parent's capital stock or any other securities of Parent or its subsidiaries or any options, warrants, calls or rights to acquire any such shares or other securities except for repurchases from employees following their termination pursuant to the terms of their pre-existing stock option or purchase agreements, (iii) any split, combination or reclassification of any of Parent's or any of its subsidiaries' capital stock, (iv) any granting by Parent or any of its subsidiaries of any increase in compensation or fringe benefits, except for normal
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increases of cash compensation in the ordinary course of business consistent with past practice, or any payment by Parent or any of its subsidiaries of any bonus, except for bonuses made in the ordinary course of business consistent with past practice, or any granting by Parent or any of its subsidiaries of any increase in severance or termination pay or any entry by Parent or any of its subsidiaries into any currently effective employment, severance, termination or indemnification agreement or any agreement the benefits of which are contingent or the terms of which are materially altered upon the occurrence of a transaction involving Parent of the nature contemplated hereby, (v) entry by Parent or any of its subsidiaries into any licensing or other agreement with regard to the acquisition or disposition of any material Intellectual Property (as defined in Section 2.9) other than licenses in the ordinary course of business consistent with past practice, (vi) any amendment or consent with respect to any licensing agreement filed or required to be filed by Parent with the SEC, (vii) any material change by Parent in its accounting methods, principles or practices, except as required by concurrent changes in GAAP, or
(viii) any revaluation by Parent of any of its assets, including, without limitation, writing down the value of capitalized inventory or writing off notes or accounts receivable other than in the ordinary course of business.

     3.7 Tax. Parent has timely filed all Tax Returns required to be filed by it, has paid all Taxes shown thereon to be due, and has provided adequate accruals in accordance with GAAP in its financial statements for any Taxes that have not been paid. No audit of any Tax Return of Parent is being conducted by a Tax authority. No extension of the statute of limitations on the assessment of any Taxes has been granted by Parent and is currently in effect.

     3.8  Compliance; Permits; Restrictions.

     (a) Neither Parent nor any of its subsidiaries is, in any material respect, in conflict with, or in default or in violation of (i) any law, rule, regulation, order, judgment or decree applicable to Parent or any of its subsidiaries or by which Parent or any of its subsidiaries or any of their respective properties is bound or affected, or (ii) any material note, bond, mortgage, indenture, contract, agreement, lease, license, permit, franchise or other instrument or obligation to which Parent or any of its subsidiaries is a party or by which Parent or any of its subsidiaries or its or any of their respective properties is bound or affected, except for conflicts, violations and defaults that (individually or in the aggregate) would not cause Parent to lose any material benefit or incur any material liability. No investigation or review by any Governmental Entity is pending or, to Parent's knowledge, has been threatened in a writing delivered to Parent against Parent or any of its subsidiaries, nor, to Parent's knowledge, has any Governmental Entity indicated an intention to conduct an investigation of Parent or any of its subsidiaries. There is no material agreement, judgment, injunction, order or decree binding upon Parent or any of its subsidiaries which has or could reasonably be expected to have the effect of prohibiting or materially impairing any business practice of Parent or any of its subsidiaries, any acquisition of material property by Parent or any of its subsidiaries or the conduct of business by Parent as currently conducted.

     (b) Parent and its subsidiaries hold, to the extent legally required, all permits, licenses, variances, exemptions, orders and approvals from Governmental Entities that are material to and required for the operation of the business of Parent as currently conducted (collectively, the "PARENT PERMITS"). Parent and its subsidiaries are in compliance in all material respects with the terms of Parent Permits, except where the failure to be in compliance with the terms of Parent Permits would not be material to Parent.

     3.9 Litigation. There are no claims, suits, actions or proceedings pending or, to the knowledge of Parent, threatened against, relating to or affecting Parent or any of its subsidiaries, before any court, governmental department, commission, agency, instrumentality or authority, or any arbitrator that seeks to restrain or enjoin the consummation of the transactions contemplated by this Agreement or which could reasonably be expected, either singularly or in the aggregate with all such claims, actions or proceedings, to be material to Parent. No Governmental Entity has at any time challenged or questioned in a writing delivered to Parent the legal right of Parent to design, manufacture, offer or sell any of its products or services in the present manner or style thereof. As of February 2, 2000, to the knowledge of Parent, no event has occurred, and no claim, dispute or other condition or circumstance exists, that will, or that

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would reasonably be expected to, cause or provide a bona fide basis for a director or executive officer of Parent to seek indemnification from Parent.

     3.10 Agreements, Contracts and Commitments. As of February 2, 2000, neither Parent nor any of its subsidiaries, nor to Parent's knowledge any other party to a material Contract of Parent, is in breach, violation or default under such Contract, and neither Parent nor any of its subsidiaries has received written notice that it has breached, violated or defaulted under, any of the material terms or conditions of any material Contract of Parent in such a manner as would permit any other party to cancel or terminate any such material Contract of Parent, or would permit any other party to seek material damages or other remedies (for any or all of such breaches, violations or defaults, in the aggregate).

     3.11 Registration Statement; Proxy Statement. None of the information supplied or to be supplied by Parent for inclusion or incorporation by reference in (i) the Registration Statement will, at the time the Registration Statement becomes effective under the Securities Act, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading; and (ii) the Proxy Statement/Prospectus will, at the dates mailed to the stockholders of Company, at the time of the Company Stockholders' Meeting and as of the Effective Time, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading. The Registration Statement will comply as to form in all material respects with the provisions of the Securities Act and the rules and regulations promulgated by the SEC thereunder. Notwithstanding the foregoing, Parent makes no representation or warranty with respect to any information supplied by the Company which is contained in any of the foregoing documents.

     3.12 Board Approval. The Board of Directors of Parent has, as of February 2, 2000, approved the issuance of shares of Parent Common Stock and the payment of an aggregate of in connection with the Merger.

     3.13 Benefit Plans. To the extent eligible, employees of the Company may participate and/or receive options and stock under the Parent's 1998 Stock Option Plan and 1998 Employee Stock Plan, pursuant to applicable laws.

                                   ARTICLE IV

                      CONDUCT PRIOR TO THE EFFECTIVE TIME

     4.1 Conduct of Business by the Company. During the period from February 2, 2000 and continuing until the earlier of the termination of this Agreement pursuant to its terms or the Effective Time, the Company and each of its subsidiaries shall, except to the extent that Parent shall otherwise consent in writing, carry on its business, in all material respects, in the usual, regular and ordinary course, in substantially the same manner as heretofore conducted and in compliance with all applicable laws and regulations, pay its debts and taxes when due subject to good faith disputes over such debts or taxes, pay or perform other material obligations when due subject to good faith disputes over such obligations, and use its commercially reasonable efforts consistent with past practices and policies to (i) preserve intact its present business organization, (ii) keep available the services of its present officers and employees and (iii) preserve its relationships with customers, suppliers, distributors, licensors, licensees, and others with which it has business dealings.

     In addition, except as permitted by the terms of this Agreement, and except as provided in Article 4 of the Company Schedules, without the prior written consent of Parent, during the period from February 2, 2000 and continuing until the earlier of the termination of this Agreement pursuant to its

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terms or the Effective Time, the Company shall not do any of the following and shall not permit its subsidiaries to do any of the following:

          (a) Except for the acceleration of the vesting of stock options pursuant to pre-existing contractual arrangement as set forth in Part 2.2(b) of the Company Schedules, waive any stock repurchase rights, accelerate, amend or change the period of exercisability of options or restricted stock, or reprice options granted under any employee, consultant, director or other stock plans or authorize cash payments in exchange for any options granted under any of such plans;

          (b) Grant any severance or termination pay to any officer or employee except pursuant to written agreements outstanding, or policies existing, on February 2, 2000 and as previously disclosed in writing or made available to Parent, or adopt any new severance plan;

          (c) Transfer or license to any person or entity or otherwise extend, amend or modify in any material respect any rights to the Company Intellectual Property, or enter into grants to future patent rights, other than non-exclusive licenses in the ordinary course of business and consistent with past practice;

          (d) Declare, set aside or pay any dividends on or make any other distributions (whether in cash, stock, equity securities or property) in respect of any capital stock or split, combine or reclassify any capital stock or issue or authorize the issuance of any other securities in respect of, in lieu of or in substitution for any capital stock;

          (e) Purchase, redeem or otherwise acquire, directly or indirectly, any shares of capital stock of the Company or its subsidiaries, except repurchases of unvested shares at cost in connection with the termination of the employment relationship with any employee pursuant to stock option or purchase agreements in effect on January 20, 2000;

          (f) Issue, deliver, sell, authorize, pledge or otherwise encumber, any shares of capital stock or any securities convertible into shares of capital stock, or subscriptions, rights, warrants or options to acquire any shares of capital stock or any securities convertible into shares of capital stock, or enter into other agreements or commitments of any character obligating it to issue any such shares or convertible securities, other than (i) stock options pursuant to the Company Stock Option Plans granted to employees of the Company to purchase 1,200,000 shares (as appropriately adjusted for stock splits and the like) of Company Common Stock with strike prices equal to the fair market value of the Company Common Stock at the time of grant and otherwise with vesting schedules and other terms subject to Section 5; (ii) issuance of shares of the Company Common Stock in connection with the prior acquisitions of the Company, as set forth in Part 4.1 of the Company Schedules; and (iii) issuance of shares by the Company Common Stock pursuant to the exercise of stock options therefor outstanding as of January 20, 2000 or granted pursuant to the preceding clause (i);

          (g) Cause, permit or propose any amendments to its Certificate of Incorporation, Bylaws or other charter documents (or similar governing instruments of any of its subsidiaries) except to the extent required to comply with the Company's obligations hereunder, required by law or required by the rules and regulations of Nasdaq;

          (h) Except as set forth on Part 4.1 of the Company Schedules and except for the acquisition of Question Exchange, Inc. pursuant to the terms of a certain Agreement and Plan of Merger dated January 27, 2000, acquire or agree to acquire by merging or consolidating with, or by purchasing any equity interest in or a portion of the assets of, or by any other manner, any business or any corporation, partnership, association or other business organization or division thereof, or otherwise acquire or agree to acquire any assets which are material, individually or in the aggregate, to the business of the Company or enter into any material joint ventures, strategic partnerships or alliances;

          (i) Sell, lease, license, encumber or otherwise dispose of any properties or assets which are material, individually or in the aggregate, to the business of the Company, except sales of inventory and used equipment in the ordinary course of business consistent with past practice;

          (j) Incur any indebtedness for borrowed money or guarantee any such indebtedness of another person, issue or sell any debt securities or options, warrants, calls or other rights to acquire any debt securities of the Company, enter into any "keep well" or other agreement to maintain any financial statement condition or enter into any arrangement having the economic effect of any of the foregoing other than in connection with the financing of ordinary course trade payables consistent with past practice;

          (k) Adopt or amend any employee benefit plan or employee stock purchase or employee stock option plan, or enter into any employment contract or collective bargaining agreement (other than offer letters and letter agreements entered into in the ordinary course of business consistent with past practice with employees who are terminable "at will"), pay any special bonus or special remuneration to any director or employee, or increase the salaries or wage rates or fringe benefits (including rights to severance or indemnification) of its directors, officers, employees or consultants other than in the ordinary course of business, consistent with past practice, or change in any material respect any management policies or procedures;

          (l) Except for payments made in connection with the acquisition of Question Exchange, Inc., make any payments outside of the ordinary course of business consistent with past practices in excess of $50,000 individually or in the aggregate;

          (m) Modify, amend or terminate any Company Contract or other material contract or agreement to which the Company or any subsidiary thereof is a party or waive, release or assign any material rights or claims thereunder;

          (n) Enter into any contracts, agreements, or obligations relating to the distribution, sale, license or marketing by third parties of the Company's products or products licensed by the Company other than in the ordinary course of business consistent with past practice;

          (o) Materially revalue any of its assets or, except as required by GAAP, make any change in accounting methods, principles or practices;

          (p) Take any action that could reasonably be expected to cause the Merger to fail to qualify as a "reorganization" under Section 368(a) of the Code; or

          (q) Agree in writing or otherwise to take any of the actions described in (a) through (p) above.

     4.2 Conduct of Business by Parent. During the period from February 2, 2000 and continuing until the earlier of the termination of this Agreement pursuant to its terms or the Effective Time, except as permitted by the terms of this Agreement and except as provided in Section 4.2 of the Parent Schedule, without the prior written consent of Company, Parent shall not engage in any action that could reasonably be expected to cause the Merger to fail to qualify as a "reorganization" under Section 368(a) of the Code.

                                   ARTICLE V

                             ADDITIONAL AGREEMENTS

     5.1 Prospectus/Proxy Statement; Registration Statement; Other Filings. As promptly as practicable after the execution of this Agreement, the Company and Parent will prepare and file with the SEC, the Prospectus/Proxy Statement and Parent will prepare and file with the SEC the Registration Statement in which the Prospectus/Proxy Statement will be included as a prospectus. Each of Parent and Company shall provide promptly to the other such information concerning its business and financial statements and affairs as, in the reasonable judgment of the providing party or its counsel, may be required or appropriate for inclusion in the Proxy Statement/Prospectus and the Registration Statement, or in any amendments or supplements thereto, and to cause its counsel and auditors to cooperate with the other's counsel and
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auditors in the preparation of the Proxy Statement/Prospectus and the
Registration Statement. Each of the Company and Parent will respond to any comments of the SEC, will use its respective commercially reasonable efforts to have the Registration Statement declared effective under the Securities Act as promptly as practicable after such filing and the Company will cause the Prospectus/Proxy Statement to be mailed to its stockholders at the earliest practicable time after the Registration Statement is declared effective by the SEC. As promptly as practicable after February 2, 2000, each of the Company and Parent will prepare and file (i) with the United States Federal Trade Commission (the "FTC") and the Antitrust Division of the United States Department of Justice ("DOJ") Notification and Report Forms relating to the transactions contemplated herein as required by the HSR Act, as well as comparable pre-merger notification forms required by the merger notification or control laws and regulations of any applicable jurisdiction, as agreed to by the parties (the "ANTITRUST FILINGS") and (ii) any other filings required to be filed by it under the Exchange Act, the Securities Act or any other Federal, state or foreign laws relating to the Merger and the transactions contemplated by this Agreement (the "OTHER FILINGS"). The Company and Parent each shall promptly supply the other with any information which may be required in order to effectuate any filings pursuant to this Section 5.1. Each of the Company and Parent will notify the other promptly upon the receipt of any comments from the SEC or its staff or any other government officials in connection with any filing made pursuant hereto and of any request by the SEC or its staff or any other government officials for amendments or supplements to the Registration Statement, the Prospectus/Proxy Statement or any Antitrust Filings or Other Filing or for additional information and will supply the other with copies of all correspondence between such party or any of its representatives, on the one hand, and the SEC, or its staff or any other government officials, on the other hand, with respect to the Registration Statement, the Prospectus/Proxy Statement, the Merger or any Antitrust Filing or Other Filing. Each of the Company and Parent will cause all documents that it is responsible for filing with the SEC or other regulatory authorities under this
Section 5.1 to comply in all material respects with all applicable requirements of law and the rules and regulations promulgated thereunder. Whenever any event occurs which is required to be set forth in an amendment or supplement to the Prospectus/Proxy Statement, the Registration Statement or any Antitrust Filing or Other Filing, the Company or Parent, as the case may be, will promptly inform the other of such occurrence and cooperate in filing with the SEC or its staff or any other government officials, and/or mailing to stockholders of the Company and/or Parent, such amendment or supplement.

     5.2  Meeting of Company Stockholders.

     (a) Promptly after February 2, 2000, the Company will take all action necessary in accordance with Delaware Law and its Certificate of Incorporation and Bylaws to convene a meeting of the Company's stockholders to consider adoption and approval of this Agreement and approval of the Merger (the "COMPANY STOCKHOLDERS' MEETING") to be held as promptly as practicable, and in any event (to the extent permissible under applicable law) within 45 days after the declaration of effectiveness of the Registration Statement. The Company will use its commercially reasonable efforts to solicit from its stockholders proxies in favor of the adoption and approval of this Agreement and the approval of the Merger and will take all other action necessary or advisable to secure the vote or consent of its stockholders required by the rules of Nasdaq or Delaware Law to obtain such approvals. Notwithstanding anything to the contrary contained in this Agreement, with Parent's prior written consent, the Company may adjourn or postpone the Company Stockholders' Meeting to the extent necessary to ensure that any necessary supplement or amendment to the Prospectus/Proxy Statement is provided to the Company's stockholders in advance of a vote on the Merger and this Agreement or, if as of the time for which the Company Stockholders' Meeting is originally scheduled (as set forth in the Prospectus/Proxy Statement) there are insufficient shares of Company Common Stock represented (either in person or by proxy) to constitute a quorum necessary to conduct the business of the Company's Stockholders' Meeting. The Company shall ensure that the Company Stockholders' Meeting is called, noticed, convened, held and conducted, and that all proxies solicited by the Company in connection with the Company Stockholders' Meeting are solicited, in compliance with the Delaware Law, the Company's Certificate of Incorporation and Bylaws, the rules of Nasdaq and all other applicable legal requirements. The Company's obligation to call, give notice of, convene and hold the Company Stockholders' Meeting in accordance with this Section 5.2(a) shall not be limited to or otherwise affected by the commencement, disclosure, announcement or submission to the Company of any Acquisition Proposal (as defined below), or by any withdrawal, amendment or modification of the recommendation of the Board of Directors of the Company with respect to the Merger and/or this Agreement.

     (b) Subject to Section 5.2(c): (i) the Board of Directors of the Company shall unanimously recommend that the Company's stockholders vote in favor of and adopt and approve this Agreement and approve the Merger at the Company Stockholders' Meeting; (ii) the Prospectus/Proxy Statement shall include a statement to the effect that the Board of Directors of the Company has unanimously recommended that the Company's stockholders vote in favor of and adopt and approve this Agreement and the Merger at the Company Stockholders' Meeting; and (iii) neither the Board of Directors of the Company nor any committee thereof shall withdraw, amend or modify, or propose or resolve to withdraw, amend or modify in a manner adverse to Parent, the unanimous recommendation of the Board of Directors of the Company that the Company's stockholders vote in favor of and adopt and approve this Agreement and the Merger. For purposes of this Agreement, said recommendation of the Board of Directors shall be deemed to have been modified in a manner adverse to Parent if said recommendation shall no longer be unanimous.

     (c) Nothing in this Agreement shall prevent the Board of Directors of the Company from withholding, withdrawing, amending or modifying its unanimous recommendation in favor of the Merger if (i) a Superior Offer (as defined below) is made to the Company and is not withdrawn, (ii) the Company shall have provided written notice to Parent (a "NOTICE OF SUPERIOR OFFER") advising Parent that the Company has received a Superior Offer, specifying the material terms and conditions of such Superior Offer and identifying the person or entity making such Superior Offer, (iii) Parent shall not have, within five (5) business days of Parent's receipt of the Notice of Superior Proposal, made an offer that the Company Board by a majority vote determines in its good faith judgment (after consultation with a financial adviser of nationally recognized reputation) to be at least as favorable to the Company's stockholders as such Superior Proposal (it being agreed that the Company Board shall convene a meeting to consider any such offer by Parent promptly following the receipt thereof), (iv) the Board of Directors of the Company concludes in good faith, after consultation with its outside counsel, that, in light of such Superior Offer, the withholding, withdrawal, amendment or modification of such recommendation is required in order for the Board of Directors of the Company to comply with its fiduciary obligations to the Company's stockholders under applicable law and (v) neither the Company nor any of its representatives shall have violated any of the restrictions set forth in Section 5.5 or this Section
5.2. The Company shall provide Parent with at least three business days prior notice (or such lesser prior notice as provided to the members of the Company's Board of Directors but in no event less than twenty-four hours) of any meeting of the Company's Board of Directors at which the Company's Board of Directors is reasonably expected to consider any Acquisition Transaction (as defined below). Nothing contained in this Agreement shall limit the Company's obligation to hold and convene the Company Stockholders' Meeting (regardless of whether the unanimous recommendation of the Board of Directors of the Company shall have been withdrawn, amended or modified). For purposes of this Agreement "SUPERIOR OFFER" shall mean an unsolicited, bona fide written offer made by a third party to consummate any of the following transactions: (i) a merger or consolidation involving the Company pursuant to which the stockholders of the Company immediately preceding such transaction hold none of the equity interest in the surviving or resulting entity of such transaction or (ii) the acquisition by any person or group (including by way of a tender offer or an exchange offer), directly or indirectly, of ownership of 100% of the then outstanding shares of capital stock of the Company, in each case on terms that the Board of Directors of the Company determines, in its reasonable judgment (based on the written advice of a financial adviser of nationally recognized reputation) to be more favorable to the Company stockholders from a financial point of view than the terms of the Merger; provided, however, that any such offer shall not be deemed to be a "Superior Offer" if any financing required to consummate the transaction contemplated by such offer is not committed.

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

     (d) Nothing contained in this Agreement shall prohibit the Company or its Board of Directors from taking and disclosing to its stockholders a position contemplated by Rules 14d-9 and 14e-2(a) promulgated under the Exchange Act.

     5.3 Registration Rights. Parent shall use its best efforts to amend that certain First Amended and Restated Registration Rights Agreement dated June 16, 1999 so that each Company Affiliate shall (a) receive registration rights for Parent-initiated secondary public offerings of Parent Common Stock, such that in the aggregate, the Company Affiliates shall receive the right to sell no less than twenty percent (20%) of the selling stockholder component of the first Parent-initiated secondary offering of Parent Common Stock and pari passu rights on subsequent Parent-initiated secondary offering; and (b) be subject to a market stand-off provision for the period from the date of filing such Parent-initiated secondary offering through the ninetieth day following the closing of such Parent-initiated secondary offering; provided, however that a Company Affiliate which does not participate as a selling stockholder in such Parent-initiated secondary offering shall only be subject to a market stand-off provision for the period from the date of filing such Parent-initiated secondary offering through the thirtieth day following the closing of such Parent-initiated secondary offering. In addition, Parent shall not provide more than 10 days' notice to any Company Affiliate prior to the filing of any Parent-initiated secondary offering.

     5.4  Confidentiality; Access to Information.

     (a) The parties acknowledge that the Company and Parent have previously executed a Confidentiality Agreement, dated as of January 14, 2000 (the "CONFIDENTIALITY AGREEMENT"), which Confidentiality Agreement will continue in full force and effect in accordance with its terms.

     (b) Access to Information. Each of the Company and Parent will afford the other and the other's accountants, counsel and other representatives reasonable access during normal business hours to the properties, books, records and personnel during the period prior to the Effective Time to obtain all information concerning its business, including the status of product development efforts, properties, results of operations and personnel, as such other party may reasonably request. No information or knowledge obtained in any investigation pursuant to this Section 5.4 will affect or be deemed to modify any representation or warranty contained herein or the conditions to the obligations of the parties to consummate the Merger.

     5.5  No Solicitation.

     (a) From and after February 2, 2000 until the Effective Time or termination of this Agreement pursuant to Article VII, the Company and its subsidiaries will not, nor will they authorize or permit any of their respective officers, directors, affiliates or employees or any investment banker, attorney or other advisor or representative retained by any of them to, directly or indirectly,
(i) solicit, initiate, knowingly encourage or induce the making, submission or announcement of any Acquisition Proposal (as hereinafter defined), (ii) participate in any discussions or negotiations regarding, or furnish to any person other than Parent any non-public information with respect to, or take any other action to facilitate any inquiries or the making of any proposal that constitutes or may reasonably be expected to lead to, any Acquisition Proposal,
(iii) engage in discussions with any person with respect to any Acquisition Proposal, except as to the existence of these provisions, (iv) subject to
Section 5.2(c) approve, endorse or recommend any Acquisition Proposal or (v) enter into any letter of intent or similar document or any contract agreement or commitment contemplating or otherwise relating to any Acquisition Transaction; provided, however, that after receipt of an unsolicited, written, bona fide Acquisition Proposal that the Board of Directors of the Company reasonably concludes may constitute a Superior Offer, the Company may submit to the party making such Acquisition Proposal a written list of questions, the sole purpose of which is to elicit clarifications as to the material terms of the Acquisition Proposal so as to enable the Board of Directors of the Company to make a determination whether such Acquisition Proposal is in fact a Superior Offer (it being agreed that any correspondence with such party shall be limited to questions and such questions shall be limited to the purpose of clarifying the material terms of such Acquisition Proposal and shall not solicit or encourage any new Acquisition Proposal or any change to the Acquisition Proposal, and it being further agreed that the Company shall provide Parent with a copy of any correspondence to be delivered
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

pursuant to this Section 5.5(a) at least 24 hours prior to sending such correspondence to any third party). The Company and its subsidiaries will immediately cease any and all existing activities, discussions or negotiations with any parties conducted heretofore with respect to any Acquisition Proposal. Without limiting the foregoing, it is understood that any violation of the restrictions set forth in the preceding two sentences by any officer, director or employee of the Company or any of its subsidiaries or any investment banker, attorney or other advisor or representative of the Company or any of its subsidiaries shall be deemed to be a breach of this Section 5.5 by the Company.

     For purposes of this Agreement, "ACQUISITION PROPOSAL" shall mean any offer or proposal (other than an offer or proposal by Parent) relating to any Acquisition Transaction. For purposes of this Agreement, "ACQUISITION TRANSACTION" shall mean any transaction or series of related transactions involving: (A) any purchase from the Company or acquisition by any person or "group" (as defined under Section 13(d) of the Exchange Act and the rules and regulations thereunder) of more than a 5% interest in the total outstanding voting securities of the Company or any of its subsidiaries or any tender offer or exchange offer that if consummated would result in any person or "group" (as defined under Section 13(d) of the Exchange Act and the rules and regulations thereunder) beneficially owning 5% or more of the total outstanding voting securities of the Company or any of its subsidiaries or any merger, consolidation, business combination or similar transaction involving the Company; (B) any sale, lease (other than in the ordinary course of business), exchange, transfer, license (other than in the ordinary course of business), acquisition or disposition of more than 5% of the assets of the Company; or (C) any liquidation or dissolution of the Company.

     (b) In addition to the obligations of the Company set forth in paragraph
(a) of this Section 5.5, the Company as promptly as practicable shall advise Parent orally and in writing of any Acquisition Proposal or any request for non-public information which the Company reasonably believes would lead to an Acquisition Proposal or to any Acquisition Transaction, or any inquiry with respect to or which the Company reasonably should believe would lead to any Acquisition Proposal, the material terms and conditions of such request, Acquisition Proposal or inquiry, and the identity of the person or group making any such request, Acquisition Proposal or inquiry. The Company will keep Parent informed as promptly as practicable in all material respects of the status and details (including material amendments or proposed material amendments) of any such Acquisition Proposal, request or inquiry.

     5.6 Public Disclosure. Parent and the Company will consult with each other, and to the extent practicable, agree, before issuing any press release or otherwise making any public statement with respect to the Merger, this Agreement or any Acquisition Proposal and will not issue any such press release or make any such public statement prior to such consultation, except as may be required by law or any listing agreement with a national securities exchange. The parties have agreed to the text of the joint press release announcing the signing of this Agreement.

     5.7  Reasonable Efforts; Notification.

     (a) Upon the terms and subject to the conditions set forth in this Agreement, each of the parties agrees to use all reasonable efforts to take, or cause to be taken, all actions, and to do, or cause to be done, and to assist and cooperate with the other parties in doing, all things necessary, proper or advisable to consummate and make effective, in the most expeditious manner practicable, the Merger and the other transactions contemplated by this Agreement, including using reasonable efforts to accomplish the following: (i) the taking of all reasonable acts necessary to cause the conditions precedent set forth in Article VI to be satisfied, (ii) the obtaining of all necessary actions or nonactions, waivers, consents, approvals, orders and authorizations from Governmental Entities and the making of all necessary registrations, declarations and filings (including registrations, declarations and filings with Governmental Entities, if any) and the taking of all reasonable steps as may be necessary to avoid any suit, claim, action, investigation or proceeding by any Governmental Entity, (iii) the obtaining of all necessary consents, approvals or waivers from third parties, (iv) the defending of any suits, claims, actions, investigations or proceedings, whether judicial or administrative, challenging this Agreement or the consummation of the transactions contemplated hereby, including seeking to have any stay or temporary restraining order

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entered by any court or other Governmental Entity vacated or reversed and (v)
the execution or delivery of any additional instruments necessary to consummate the transactions contemplated by, and to fully carry out the purposes of, this Agreement. In connection with and without limiting the foregoing, the Company and its Board of Directors shall, if any state takeover statute or similar statute or regulation is or becomes applicable to the Merger, this Agreement or any of the transactions contemplated by this Agreement, use all reasonable efforts to ensure that the Merger and the other transactions contemplated by this Agreement may be consummated as promptly as practicable on the terms contemplated by this Agreement and otherwise to minimize the effect of such statute or regulation on the Merger, this Agreement and the transactions contemplated hereby. Notwithstanding anything herein to the contrary, nothing in this Agreement shall be deemed to require Parent or the Company or any subsidiary or affiliate thereof to agree to any divestiture by itself or any of its affiliates of shares of capital stock or of any business, assets or property, or the imposition of any material limitation on the ability of any of them to conduct their businesses or to own or exercise control of such assets, properties and stock.

     (b) The Company shall give prompt notice to Parent of any representation or warranty made by it contained in this Agreement becoming untrue or inaccurate, or any failure of the Company to comply with or satisfy in any material respect any covenant, condition or agreement to be complied with or satisfied by it under this Agreement, in each case, such that the conditions set forth in
Section 6.3(a) or 6.3(b) would not be satisfied, provided, however, that no such notification shall affect the representations, warranties, covenants or agreements of the parties or the conditions to the obligations of the parties under this Agreement.

     (c) Parent shall give prompt notice to the Company of any representation or warranty made by it or Merger Sub contained in this Agreement becoming untrue or inaccurate, or any failure of Parent or Merger Sub to comply with or satisfy in any material respect any covenant, condition or agreement to be complied with or satisfied by it under this Agreement, in each case, such that the conditions set forth in Section 6.2(a) or 6.2(b) would not be satisfied, provided, however, that no such notification shall affect the representations, warranties, covenants or agreements of the parties or the conditions to the obligations of the parties under this Agreement.

     5.8 Third Party Consents. As soon as practicable following February 2, 2000, Parent and the Company will each use its commercially reasonable efforts to obtain any consents, waivers and approvals under any of its or its subsidiaries' respective agreements, contracts, licenses or leases required to be obtained in connection with the consummation of the transactions contemplated hereby.

     5.9  Stock Options and Employee Benefits.

     (a) At the Effective Time, each then outstanding Company Option, whether or not exercisable at the Effective Time and regardless of the respective exercise prices thereof, will be assumed by Parent. Each Company Option so assumed by Parent under this Agreement will continue to have, and be subject to, the same terms and conditions set forth in the applicable Company Stock Option Plan (and any applicable stock option agreement for such Company Option) immediately prior to the Effective Time (including, without limitation, any repurchase rights or vesting provisions), except that (i) each Company Option will be exercisable (or will become exercisable in accordance with its terms) for that number of whole shares of Parent Common Stock equal to the product of the number of shares of Company Common Stock that were issuable upon exercise of such Company Option immediately prior to the Effective Time multiplied by the Exchange Ratio, rounded down to the nearest whole number of shares of Parent Common Stock and
(ii) the per share exercise price for the shares of Parent Common Stock issuable upon exercise of such assumed Company Option will be equal to the quotient determined by dividing the exercise price per share of Company Common Stock at which such Company Option was exercisable immediately prior to the Effective Time by the Exchange Ratio, rounded down to the nearest whole cent. Each assumed Company Option shall be vested immediately following the Effective Time as to the same percentage of the total number of shares subject thereto as it was vested as of the Effective Time (taking into consideration the effect of the Merger on the vesting of such assumed Company Options); provided

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however, that the Company shall take all best efforts so that no Company Option shall vest in excess of 50% of the unvested portion immediately prior to the Effective Time as a result of the Merger.

     (b) It is intended that Company Options assumed by Parent shall qualify following the Effective Time as incentive stock options as defined in Section 422 of the Code to the extent Company Options qualified as incentive stock options immediately prior to the Effective Time and the provisions of this
Section 5.9 shall be applied consistent with such intent.

     (c) It is intended that prior to Closing, the Company shall place into escrow with an escrow agent and form of escrow agreement reasonably acceptable to Parent shares of Company Common Stock (the "ESCROW SHARES") which would have been issued by the Company in connection with its prior acquisitions as set forth on Part 4.1 of the Company Schedules. Upon Closing, such Escrow Shares shall be converted into shares of Parent Common Stock in accordance with the terms of this Agreement and be released from escrow in accordance with the terms of the respective acquisition agreements.

     (d) Prior to the Effective Time, the Company shall grant stock options pursuant to the Company 1999 Stock Option Plan to purchase an aggregate of 1,200,000 shares (as appropriately adjusted for stock splits and the like) of Company Common Stock to such persons and in such amounts as to which Parent shall have agreed, with strike prices equal to the fair market value of the Company Common Stock at the time of grant, with no acceleration of vesting triggered by this Merger, with 25% of the option vested 12 months from the date of grant and 1/48 per month thereafter. These options shall only be granted to employees of the Company and in such individual amounts as set forth on a written schedule approved in writing by Parent prior to the granting of such options ("OPTION SCHEDULE"); provided, however that no New Options shall be included on the Option Schedule.

     (e) For purposes of determining eligibility to participate, vesting, and accrual or entitlement to benefits where length of service is relevant under any employee benefit plan or arrangement of Parent, the Surviving Corporation, or any of their respective subsidiaries or affiliates, the employees, officers, directors, and consultants of the Company as of the Effective Time ("AFFECTED EMPLOYEES") shall receive service credit for service with the Company (and any predecessors thereto) to the same extent that such service credit was granted under the Company Employee Plans, subject to no duplication of benefits; provided, however, that this paragraph shall not apply to any of Parent's equity benefit plans.

     (f) Parent shall assume and honor, or shall cause the Surviving Corporation to assume and honor, in accordance with their terms, all written employment, retention, consulting, bonus, severance and termination plans and agreements (including change in control provisions) of Affected Employees provided or made available to Parent on or prior to the Effective Time.

     5.10 Form S-8. If available for use by Parent, Parent agrees to file a registration statement on Form S-8 for the shares of Parent Common Stock issuable with respect to assumed Company Stock Options as soon as is reasonably practicable after the Effective Time, and in no event later than 45 days after the Effective Time and shall use its commercially reasonable efforts to have such registration statement become effective and to maintain the effectiveness of such registration statement for so long as such options remain outstanding.

     5.11  Indemnification.

     (a) From and after the Effective Time, Parent will, and will cause the Surviving Corporation to fulfill and honor in all respects the obligations of the Company pursuant to any indemnification agreements between the Company and its directors and officers as of the Effective Time (the "INDEMNIFIED PARTIES"). The Certificate of Incorporation and Bylaws of the Surviving Corporation will contain provisions with respect to exculpation and indemnification that are at least as favorable to the Indemnified Parties as those contained in the Certificate of Incorporation and Bylaws of the Company as in effect on February 2, 2000, which provisions will not be amended, repealed or otherwise modified for a period of six years from the Effective Time in any manner that would adversely affect the rights thereunder of individuals who, immediately prior to the Effective Time, were directors, officers, employees or agents of the
Company, unless such modification is required by law.
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     (b) For a period of three years after the Effective Time, Parent will cause the Surviving Corporation to use its commercially reasonable efforts to maintain in effect, if available, directors' and officers' liability insurance covering those persons who are currently covered by the Company's directors' and officers' liability insurance policy on terms comparable to those applicable to the current directors and officers of the Company; provided, however, that in no event will Parent or the Surviving Corporation be required to expend in excess of 150% of the annual premium currently paid by the Company for such coverage
(or such coverage as is available for such 150% of such annual premium).

     5.12 Invention Assignment Agreement. The Company shall use its best efforts to have all employees and independent contractors execute, respectively, that certain Employee Agreement attached hereto as Exhibit F and that certain Contractor Agreement attached hereto as Exhibit G. The Company shall pay each such employee and independent contractor one hundred (100) dollars contemporaneously with such execution.

     5.13 Nasdaq Listing. Parent agrees to authorize for listing on Nasdaq the shares of Parent Common Stock issuable, and those required to be reserved for issuance, in connection with the Merger, upon official notice of issuance.

     5.14 Company Affiliate Agreement. Set forth on Exhibit B is a list of those persons who may be deemed to be, in the Company's reasonable judgment, affiliates of the Company within the meaning of Rule 145 promulgated under the Securities Act (each a "COMPANY AFFILIATE"). The Company will provide Parent with such information and documents as Parent reasonably requests for purposes of reviewing such list. Contemporaneously herewith, the Company shall deliver or cause to be delivered to Parent, from each Company Affiliate an executed affiliate agreement in substantially the form attached hereto as Exhibit C (the "COMPANY AFFILIATE AGREEMENT"), each of which will be in full force and effect as of the Effective Time. Parent will be entitled to place appropriate legends on the certificates evidencing any Parent Common Stock to be received by a Company Affiliate pursuant to the terms of this Agreement, and to issue appropriate stop transfer instructions to the transfer agent for the Parent Common Stock, consistent with the terms of the Company Affiliate Agreement.

     5.15 Option Assumption Agreement. The Company shall use its best efforts to cause each holder of a Company Option to execute and deliver to Parent an option assumption agreement in form delivered to the Company by Parent (the "OPTION ASSUMPTION AGREEMENT").

     5.16 1999 Stock Option Plan. The Company shall include in the Proxy/Prospectus a proposal for its stockholders to increase the number of shares authorized under the Company's 1999 Stock Option Plan so that no less than 1,200,000 shares of Company Common Stock are available for grant to the individual employees on the Option Schedule, prior to the Closing (the "OPTION INCREASE").

                                   ARTICLE VI

                            CONDITIONS TO THE MERGER

     6.1 Conditions to Obligations of Each Party to Effect the Merger. The respective obligations of each party to this Agreement to effect the Merger shall be subject to the satisfaction at or prior to the Closing Date of the following conditions:

          (a) Company Stockholder Approval. This Agreement shall have been approved and adopted, and the Merger shall have been duly approved, by the requisite vote under applicable law, by the stockholders of the Company.

          (b) Registration Statement Effective; Proxy Statement. The SEC shall have declared the Registration Statement effective. No stop order suspending the effectiveness of the Registration Statement or any part thereof shall have been issued and no proceeding for that purpose, and no similar proceeding in respect of the Prospectus/Proxy Statement, shall have been initiated or threatened in writing by the SEC.

          (c) No Order; HSR Act. No Governmental Entity shall have enacted, issued, promulgated, enforced or entered any statute, rule, regulation, executive order, decree, injunction or other order (whether temporary, preliminary or permanent) which is in effect and which has the effect of making the Merger illegal or otherwise prohibiting consummation of the Merger. All waiting periods, if any, under the HSR Act relating to the transactions contemplated hereby will have expired or terminated early and all material foreign antitrust approvals required to be obtained prior to the Merger in connection with the transactions contemplated hereby shall have been obtained.

          (d) Tax Opinions. Parent and the Company shall each have received written opinions from their respective tax counsel (Wilson Sonsini Goodrich & Rosati, Professional Corporation, and Hutchins, Wheeler and Dittmar, a Professional Corporation, respectively), in form and substance reasonably satisfactory to them, to the effect that the Merger will constitute a tax-free reorganization within the meaning of Section 368(a) of the Code and such opinions shall not have been withdrawn; provided, however, that if the counsel to either Parent or the Company does not render such opinion, this condition shall nonetheless be deemed to be satisfied with respect to such party if counsel to the other party renders such opinion to such party. The parties to this Agreement agree to make such reasonable representations as requested by such counsel for the purpose of rendering such opinions.

          (e) Nasdaq Listing. The shares of Parent Common Stock to be issued in the Merger shall have been authorized for listing on Nasdaq, subject to notice of issuance.

     6.2 Additional Conditions to Obligations of the Company. The obligation of the Company to consummate and effect the Merger shall be subject to the satisfaction at or prior to the Closing Date of each of the following conditions, any of which may be waived, in writing, exclusively by the Company:

          (a) Representations and Warranties. Each representation and warranty of Parent and Merger Sub contained in this Agreement (i) shall have been true and correct as of February 2, 2000 and (ii) shall be true and correct on and as of the Closing Date with the same force and effect as if made on the Closing Date except, (A) in each case, or in the aggregate, as does not constitute a Material Adverse Effect on Parent or Merger Sub; and (B) for those representations and warranties which address matters only as of a particular date (which representations shall have been true and correct (subject to the qualifications set forth in the preceding clause (A)) as of such particular date) (it being understood that, for purposes of determining the accuracy of such representations and warranties, (i) all "Material Adverse Effect" qualifications and other qualifications based on the word, "material" or other similar phrases contained in such representations and warranties shall be disregarded and (ii) any update of or modification to the Parent Schedules made or purported to have been made after the execution of this Agreement shall be disregarded). The Company shall have received a certificate with respect to the foregoing signed on behalf of Parent by an authorized officer of Parent.

          (b) Agreements and Covenants. Parent and Merger Sub shall have performed or complied in all material respects with all agreements and covenants required by this Agreement to be performed or complied with by them on or prior to the Closing Date, and the Company shall have received a certificate to such effect signed on behalf of Parent by an authorized officer of Parent.

          (c) Material Adverse Effect. No Material Adverse Effect with respect to Parent shall have occurred since February 2, 2000.

     6.3 Additional Conditions to the Obligations of Parent and Merger Sub. The obligations of Parent and Merger Sub to consummate and effect the Merger shall be subject to the satisfaction at or prior to the Closing Date of each of the following conditions, any of which may be waived, in writing, exclusively by
Parent:

          (a) Representations and Warranties. Each representation and warranty of the Company contained in this Agreement (i) shall have been true and correct as of February 2, 2000 and (ii) shall be true and correct on and as of the Closing Date with the same force and effect as if made on and as of the Closing Date except (A) in each case, or in the aggregate, as does not constitute a Material

     Adverse Effect on the Company; provided, however, such Material Adverse Effect qualification shall be inapplicable with respect to the representations and warranties contained in Sections 2.2(a) and (b), 2.3, 2.20, 2.21 and 2.22, and (B) for those representations and warranties which address matters only as of a particular date (which representations shall have been true and correct (subject to the qualifications set forth in the preceding clause (A)) as of such particular date) (it being understood that, for purposes of determining the accuracy of such representations and warranties, (i) all "Material Adverse Effect" qualifications and other qualifications based on the word, "material" or other similar phrases contained in such representations and warranties shall be disregarded and
     (ii) any update of or modification to the Company Schedules made or purported to have been made after the execution of this Agreement shall be disregarded). Parent shall have received a certificate with respect to the foregoing signed on behalf of the Company by an authorized officer of the Company.

          (b) Agreements and Covenants. The Company shall have performed or complied in all material respects with all agreements and covenants required by this Agreement to be performed or complied with by it at or prior to the Closing Date, and Parent shall have received a certificate to such effect signed on behalf of the Company by the Chief Executive Officer and the Chief Financial Officer of the Company.

          (c) Material Adverse Effect. No Material Adverse Effect with respect to the Company and its subsidiaries shall have occurred since December 31, 1999.

          (d) Consents. The Company shall have obtained all consents, waivers and approvals required in connection with the consummation of the transactions contemplated hereby in connection with the agreements, contracts, licenses or leases set forth on Schedule 6.3(e).

          (e) Registration Rights Agreement. The Company Registration Rights Agreement shall have been terminated and none of the shares of Company Common Stock shall have registration rights, except pursuant to contractual arrangements with Parent.

          (f) 1999 Stock Option Plan. The Option Increase shall have been duly approved by the requisite vote under applicable law by the stockholders of the Company.

                                  ARTICLE VII

                       TERMINATION, AMENDMENT AND WAIVER

     7.1 Termination. This Agreement may be terminated at any time prior to the Effective Time, whether before or after the requisite approvals of the stockholders of the Company:

          (a) by mutual written consent duly authorized by the Boards of Directors of Parent and the Company;

          (b) by either the Company or Parent if the Merger shall not have been consummated by June 30, 2000 (the "END DATE") for any reason; provided, however, that the right to terminate this Agreement under this Section 7.1(b) shall not be available to any party whose action or failure to act has been a principal cause of or resulted in the failure of the Merger to occur on or before such date and such action or failure to act constitutes a material breach of this Agreement;

          (c) by either the Company or Parent if a Governmental Entity shall have issued an order, decree or ruling or taken any other action, in any case having the effect of permanently restraining, enjoining or otherwise prohibiting the Merger, which order, decree, ruling or other action is final and nonappealable;

          (d) by either the Company or Parent if the required approval of the stockholders of the Company contemplated by this Agreement shall not have been obtained by reason of the failure to obtain the required vote at a meeting of the Company stockholders duly convened therefore or at any adjournment thereof; provided, however, that the right to terminate this Agreement under this

     Section 7.1(d) shall not be available to the Company where the failure to obtain the Company stockholder approval shall have been caused by (i) the action or failure to act of the Company and such action or failure to act constitutes a breach by the Company of this Agreement or (ii) a breach of the Company Voting Agreement by any party thereto other than Parent.

          (e) by Parent (at any time prior to the adoption and approval of this Agreement and the Merger by the required vote of the stockholders of the Company) if a Company Triggering Event (as defined below) shall have occurred;

          (f) by the Company, upon a breach of any representation, warranty, covenant or agreement on the part of Parent set forth in this Agreement, or if any representation or warranty of Parent shall have become untrue, in either case such that the conditions set forth in Section 6.2(a) or Section 6.2(b) would not be satisfied as of the time of such breach or as of the time such representation or warranty shall have become untrue, provided that if such inaccuracy in Parent's representations and warranties or breach by Parent is curable by Parent through the exercise of its commercially reasonable efforts, then the Company may not terminate this Agreement under this Section 7.1(f) prior to End Date, provided Parent continues to exercise commercially reasonable efforts to cure such breach (it being understood that the Company may not terminate this Agreement pursuant to this paragraph (f) if it shall have materially breached this Agreement or if such breach by Parent is cured prior to the End Date);

          (g) by Parent, upon a breach of any representation, warranty, covenant or agreement on the part of the Company set forth in this Agreement, or if any representation or warranty of the Company shall have become untrue, in either case such that the conditions set forth in Section 6.3(a) or Section 6.3(b) would not be satisfied as of the time of such breach or as of the time such representation or warranty shall have become untrue, provided, that if such inaccuracy in the Company's representations and warranties or breach by the Company is curable by the Company through the exercise of its commercially reasonable efforts, then Parent may not terminate this Agreement under this Section 7.1(g) prior to the End Date, provided the Company continues to exercise commercially reasonable efforts to cure such breach (it being understood that Parent may not terminate this Agreement pursuant to this paragraph (g) if it shall have materially breached this Agreement or if such breach by the Company is cured prior to the End Date);

          (h) by Parent, upon a breach of the provisions in Section 5.5 of this Agreement.

     For the purposes of this Agreement, a "COMPANY TRIGGERING EVENT" shall be deemed to have occurred if: (i) the Board of Directors of the Company or any committee thereof shall for any reason have withdrawn or shall have amended or modified in a manner adverse to Parent its unanimous recommendation in favor of, the adoption and approval of the Agreement or the approval of the Merger; (ii) the Company shall have failed to include in the Prospectus/Proxy Statement the unanimous recommendation of the Board of Directors of the Company in favor of the adoption and approval of the Agreement and the approval of the Merger; (iii) the Board of Directors of the Company fails to reaffirm its unanimous recommendation in favor of the adoption and approval of the Agreement and the approval of the Merger within ten (10) days after Parent requests in writing that such recommendation be reaffirmed; (iv) the Board of Directors of the Company or any committee thereof shall have approved or recommended any Acquisition Proposal; or (v) a tender or exchange offer relating to securities of the Company shall have been commenced by a Person unaffiliated with Parent and the Company shall not have sent to its securityholders pursuant to Rule 14e-2 promulgated under the Securities Act, within ten (10) business days after such tender or exchange offer is first published sent or given, a statement disclosing that the Company recommends rejection of such tender or exchange offer.

     7.2 Notice of Termination; Effect of Termination. Any termination of this Agreement under Section 7.1 above will be effective immediately upon the delivery of a valid written notice of the terminating party to the other parties hereto. In the event of the termination of this Agreement as provided in Section 7.1, this Agreement shall be of no further force or effect, except (i) as set forth in Section 5.4(a), this Section 7.2, Section 7.3 and Article 8 (general provisions), each of which shall survive the termination of this Agreement, and (ii) nothing herein shall relieve any party from liability for any willful breach of this Agreement. No termination of this Agreement shall affect the obligations of the parties contained in the Confidentiality Agreement, all of which obligations shall survive termination of this Agreement in accordance with their terms.

     7.3  Fees and Expenses.

     (a) General. Except as set forth in this Section 7.3, all fees and expenses incurred in connection with this Agreement and the transactions contemplated hereby shall be paid by the party incurring such expenses whether or not the Merger is consummated; provided, however, that Parent and the Company shall share equally all fees and expenses, other than attorneys' and accountants fees and expenses, incurred in relation to the printing and filing (with the SEC) of the Prospectus/Proxy Statement (including any preliminary materials related thereto) and the Registration Statement (including financial statements and exhibits) and any amendments or supplements thereto.

     (b) Company Payments. In the event that this Agreement is terminated by Parent or the Company, as applicable, pursuant to Sections 7.1(b), (d) or (g), the Company shall promptly, but in no event later than two days after the date of such termination, pay Parent a fee equal to $30,000,000 in immediately available funds (the "TERMINATION FEE"); provided, that in the case of termination under Section 7.1(b) or 7.1(d), such payment shall be made only if following February 2, 2000 and prior to the termination of this Agreement, a third party has publicly announced an Acquisition Proposal and within 15 months following the termination of this Agreement a Company Acquisition (as defined below) is consummated or the Company enters into an agreement providing for a Company Acquisition. The Company acknowledges that the agreements contained in this Section 7.3(b) are an integral part of the transactions contemplated by this Agreement, and that, without these agreements, Parent would not enter into this Agreement; accordingly, if the Company fails to pay in a timely manner the amounts due pursuant to this Section 7.3(b), and, in order to obtain such payment, Parent makes a claim that results in a judgment against the Company for the amounts set forth in this Section 7.3(b), the Company shall pay to Parent its reasonable costs and expenses (including attorneys' fees and expenses) in connection with such suit, together with interest on the amounts set forth in this Section 7.3(b) at the prime rate of The Chase Manhattan Bank in effect on the date such payment was required to be made. Payment of the fees described in this Section 7.3(b) shall not be in lieu of damages incurred in the event of breach of this Agreement. For the purposes of this Agreement "COMPANY ACQUISITION" shall mean any of the following transactions (other than the transactions contemplated by this Agreement); (i) a merger, consolidation, business combination, recapitalization, liquidation, dissolution or similar transaction involving the Company pursuant to which the stockholders of the Company immediately preceding such transaction hold less than 50% of the aggregate equity interests in the surviving or resulting entity of such transaction, (ii) a sale or other disposition by the Company of assets representing in excess of 50% of the aggregate fair market value of the Company's business immediately prior to such sale or (iii) the acquisition by any person or group (including by way of a tender offer or an exchange offer or issuance by the Company), directly or indirectly, of beneficial ownership or a right to acquire beneficial ownership of shares representing in excess of 50% of the voting power of the then outstanding shares of capital stock of the Company.

     7.4 Amendment. Subject to applicable law, this Agreement may be amended by the parties hereto at any time by execution of an instrument in writing signed on behalf of each of Parent and the Company.

     7.5 Extension; Waiver. At any time prior to the Effective Time any party hereto may, to the extent legally allowed, (i) extend the time for the performance of any of the obligations or other acts of the other parties hereto,
(ii) waive any inaccuracies in the representations and warranties made to such party contained herein or in any document delivered pursuant hereto and (iii) waive compliance with any of the agreements or conditions for the benefit of such party contained herein. Any agreement on the part of a party hereto to any such extension or waiver shall be valid only if set forth in an instrument in writing signed on behalf of such party. Delay in exercising any right under this Agreement shall not constitute a waiver of such right.

                                  ARTICLE VIII

                               GENERAL PROVISIONS

     8.1 Non-Survival of Representations and Warranties. The representations and warranties of the Company, Parent and Merger Sub contained in this Agreement shall terminate at the Effective Time, and only the covenants that by their terms survive the Effective Time shall survive the Effective Time.

     8.2 Notices. All notices and other communications hereunder shall be in writing and shall be deemed given if delivered personally or by commercial delivery service, or sent via telecopy (receipt confirmed) to the parties at the following addresses or telecopy numbers (or at such other address or telecopy numbers for a party as shall be specified by like notice):

     (a) if to Parent or Merger Sub, to:

         VA Linux Systems, Inc.
         1382 Bordeaux Drive
         Sunnyvale, California 94089
         Attention: Chief Financial Officer
         Telephone No.: (408) 542-8600
         Telecopy No.: (408) 745-9152

         with a copy to:

         Wilson Sonsini Goodrich & Rosati
         Professional Corporation
         650 Page Mill Road
         Palo Alto, California 94304-1050
         Attention: Judith M. O'Brien, Esq.
                    Bruce M. McNamara, Esq.
                    Bret M. DiMarco, Esq.
         Telephone No.: (650) 493-9300
         Telecopy No.: (650) 493-6811

     (b) if to the Company, to:

         Andover.Net, Inc.
         50 Nagog Park
         Acton, Massachusetts 01720
         Attention: Bruce A Twickler
         Telephone No.: (978) 635-5300
         Telecopy No.: (978) 635-5326

         with a copy to:

         Hutchins, Wheeler & Dittmar
         A Professional Corporation
         101 Federal Street
         Boston, Massachusetts 02110
         Attention: David P. Kreisler, Esq.
         Telephone No.: (617) 951-6600
         Telecopy No.: (617) 951-1295

     8.3  Interpretation; Knowledge.

     (a) When a reference is made in this Agreement to Exhibits, such reference shall be to an Exhibit to this Agreement unless otherwise indicated. When a reference is made in this Agreement to Sections, such reference shall be to a Section of this Agreement unless otherwise indicated the words "INCLUDE," "INCLUDES" and "INCLUDING" when used herein shall be deemed in each case to be followed by the words

"without limitation." The table of contents and headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement. When reference is made herein to "THE BUSINESS OF" an entity, such reference shall be deemed to include the business of all direct and indirect subsidiaries of such entity. Reference to the subsidiaries of an entity shall be deemed to include all direct and indirect subsidiaries of such entity.

     (b) For purposes of this Agreement the term "KNOWLEDGE" means with respect to a party hereto, with respect to any matter in question, that any of the Chief Executive Officer, Chief Financial Officer, General Counsel or Controller of such party, has actual knowledge of such matter.

     (c) For purposes of this Agreement, the term "MATERIAL ADVERSE EFFECT"when used in connection with an entity means any change, event, violation, inaccuracy, circumstance or effect that is materially adverse to the business, assets (including intangible assets), capitalization, financial condition or results of operations of such entity taken as a whole with its subsidiaries provided however, that none of the following, in and of itself, shall be deemed to have a Material Adverse Effect: (i) an event, violation, inaccuracy, circumstance or other matter that results from conditions affecting the U.S. economy in general; (ii) an event, violation, inaccuracy, circumstance or other matter that results from the taking of any action expressly required by the Agreement; (iii) a decline in Parent's Common Stock.

     (d) For purposes of this Agreement, the term "PERSON" shall mean any individual, corporation (including any non-profit corporation), general partnership, limited partnership, limited liability partnership, joint venture, estate, trust, company (including any limited liability company or joint stock company), firm or other enterprise, association, organization, entity or Governmental Entity.

     8.4 Counterparts. This Agreement may be executed in one or more counterparts, all of which shall be considered one and the same agreement and shall become effective when one or more counterparts have been signed by each of the parties and delivered to the other party, it being understood that all parties need not sign the same counterpart.

     8.5 Entire Agreement; Third Party Beneficiaries. This Agreement and the documents and instruments and other agreements among the parties hereto as contemplated by or referred to herein, including the Company Schedules and the Parent Schedules (a) constitute the entire agreement among the parties with respect to the subject matter hereof and supersede all prior agreements and understandings, both written and oral, among the parties with respect to the subject matter hereof, it being understood that the Confidentiality Agreement shall continue in full force and effect until the Closing and shall survive any termination of this Agreement; and (b) are not intended to confer upon any other person any rights or remedies hereunder, except as specifically provided in
Section 5.11.

     8.6 Severability. In the event that any provision of this Agreement or the application thereof, becomes or is declared by a court of competent jurisdiction to be illegal, void or unenforceable, the remainder of this Agreement will continue in full force and effect and the application of such provision to other persons or circumstances will be interpreted so as reasonably to effect the intent of the parties hereto. The parties further agree to replace such void or unenforceable provision of this Agreement with a valid and enforceable provision that will achieve, to the extent possible, the economic, business and other purposes of such void or unenforceable provision.

     8.7 Other Remedies; Specific Performance. Except as otherwise provided herein, any and all remedies herein expressly conferred upon a party will be deemed cumulative with and not exclusive of any other remedy conferred hereby, or by law or equity upon such party, and the exercise by a party of any one remedy will not preclude the exercise of any other remedy. The parties hereto agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that the parties shall be entitled to seek an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions hereof in any court of the United States or any state having jurisdiction, this being in addition to any other remedy to which they are entitled at law or in equity.

     8.8 Governing Law. This Agreement shall be governed by and construed in accordance with the laws of the State of Delaware, regardless of the laws that might otherwise govern under applicable principles of conflicts of law thereof.

     8.9 Rules of Construction. The parties hereto agree that they have been represented by counsel during the negotiation and execution of this Agreement and, therefore, waive the application of any law, regulation, holding or rule of construction providing that ambiguities in an agreement or other document will be construed against the party drafting such agreement or document.

     8.10 Assignment. No party may assign either this Agreement or any of its rights, interests, or obligations hereunder without the prior written approval of the other parties. Subject to the preceding sentence, this Agreement shall be binding upon and shall inure to the benefit of the parties hereto and their respective successors and permitted assigns.

     8.11 WAIVER OF JURY TRIAL. EACH OF PARENT, THE COMPANY AND MERGER SUB HEREBY IRREVOCABLY WAIVES ALL RIGHT TO TRIAL BY JURY IN ANY ACTION, PROCEEDING OR COUNTERCLAIM (WHETHER BASED ON CONTRACT, TORT OR OTHERWISE) ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE ACTIONS OF PARENT, THE COMPANY OR MERGER SUB IN THE NEGOTIATION, ADMINISTRATION, PERFORMANCE AND ENFORCEMENT HEREOF.

     [remainder of page intentionally left blank; signature page follows immediately hereafter]

                                 SIGNATURE PAGE

     IN WITNESS WHEREOF, VA Linux and Andover.Net have caused this Amendment to be executed by their duly authorized representatives as of the day and year first above written.

                                          VA LINUX SYSTEMS, INC.

                                          By: /s/ TODD B. SCHULL
                                          --------------------------------------
                                          Name: Todd B. Schull
                                          Title: Vice President, Finance and
                                                 Chief Financial Officer

                                          ANDOVER.NET, INC.

                                          By: /s/ BRUCE A. TWICKLER
                                          --------------------------------------
                                          Name: Bruce A. Twickler
                                          Title: President and Chief Executive
                                                 Officer

             *** AMENDED AND RESTATED REORGANIZATION AGREEMENT ***

                                                                       EXHIBIT A

                                VOTING AGREEMENT

     THIS VOTING AGREEMENT (this "Agreement") is made and entered into as of February 2, 2000 by and among VA Linux Systems, Inc., a Delaware corporation ("Parent"), Andover.Net, Inc., a Delaware corporation (the "Company"), and the undersigned shareholder (the "Shareholder") of the Company.

                                    RECITALS

     A. Concurrently with the execution of this Agreement, Parent, Atlanta Acquisition Corporation, a Delaware corporation and a wholly owned subsidiary of Parent ("Sub") and, the Company have entered into an Agreement and Plan of
Reorganization dated as of February   , 2000 (the "Merger Agreement"), which
provides for the merger (the "Merger") of Sub with and into the Company.

     B. Pursuant to the Merger, all of the issued and outstanding shares of capital stock of the Company will be converted into the right to receive the consideration set forth in the Merger Agreement, all upon the terms and subject to the conditions set forth therein.

     C. Shareholder is the beneficial owner (as defined in Rule 13d-3 under the Securities Exchange Act of 1934, as amended (the "Exchange Act")) of the number of shares of outstanding capital stock of the Company and other securities convertible into, or exercisable or exchangeable for, shares of capital stock of the Company, all as set forth on the signature page of this Agreement (collectively, the "Shares").

     D. In consideration of the execution of the Merger Agreement by Parent, Shareholder agrees to restrict the transfer or disposition of any of the Shares, or any other shares of capital stock of the Company acquired by Shareholder hereafter and prior to the Expiration Date (as defined in Section 1(a) hereof), and hereby agrees to vote the Shares and any other such shares of capital stock of the Company so as to facilitate the consummation of the Merger.

     NOW, THEREFORE, the parties hereto hereby agree as follows:

     1. Agreement to Retain Shares.

     (a) Transfer and Encumbrance. Shareholder agrees, during the period beginning on the date hereof and ending on the Expiration Date (as defined below), not to transfer, sell, exchange, pledge or otherwise dispose of or encumber (collectively, "Transfer") any of the Shares or any New Shares (as defined in Section 1(b) hereof), or to discuss, negotiate, or make any offer or agreement relating thereto, other than to or with Parent, in each case without the prior written consent of Parent. Shareholder acknowledges that the intent of the foregoing sentence is to ensure that Parent retains the right under the Proxy (as defined in Section 4 hereof) to vote the Shares and any New Shares in accordance with the terms of the Proxy. As used herein, the term "Expiration Date" shall mean the termination of the Merger Agreement in accordance with its terms.

     (b) New Shares. Shareholder agrees that any shares of capital stock of the Company that Shareholder purchases or with respect to which Shareholder otherwise acquires beneficial ownership after the date of this Agreement and prior to the Expiration Date, including, without limitation, shares issued or issuable upon the conversion, exercise or exchange, as the case may be, of all securities held by Shareholder which are convertible into, or exercisable or exchangeable for, shares of capital stock of the Company ("New Shares"), shall be subject to the terms and conditions of this Agreement to the same extent as if they constituted Shares.

     2. Agreement to Vote Shares. Until the Expiration Date, at every meeting of shareholders of the Company called with respect to any of the following, and at every adjournment or postponement thereof, and on every action or approval by written consent of shareholders of the Company with respect to any of the following, Shareholder shall vote, to the extent not voted by the person(s) appointed under the Proxy

(as defined in Section 3 hereof) the Shares and any New Shares (to the extent any such New Shares may be voted):

          (i) in favor of approval of the Merger, the execution and delivery by the Company of the Merger Agreement and the adoption and approval of the terms thereof and in favor of each of the other actions contemplated by the Merger Agreement and the Proxy and any action required in furtherance thereof;

          (ii) against approval of any proposal made in opposition to, or in competition with, consummation of the Merger and the Merger Agreement;

          (iii) against any of the following actions (other than those actions that relate to the Merger and the transactions contemplated by the Merger Agreement): (A) any merger, consolidation, business combination, sale of assets, reorganization or recapitalization of the Company with any party;
     (B) any sale, lease or transfer of any significant part of the assets of the Company; (C) any reorganization, recapitalization, dissolution, liquidation or winding up of the Company; (D) any material change in the capitalization of the Company or the Company's corporate structure; or (E) any other action that is intended, or could reasonably be expected to, impede, interfere with, delay, postpone, discourage or adversely affect the Merger or any of the other transactions contemplated by the Merger Agreement with such powers, rights and obligations as are set forth in the Merger Agreement; and

          (iv) in favor of waiving any notice that may have been or may be required relating to any reorganization of the Company, any reclassification or recapitalization of the capital stock of the Company or any sale of assets, change of control, or acquisition of the Company by any other person, or any consolidation or merger of the Company with or into any other person.

     Prior to the Expiration Date, Shareholder shall not enter into any agreement or understanding with any person to vote or give instructions in any manner inconsistent with this Section 2.

     3. Irrevocable Proxy. Subject to the terms hereof relating to the Expiration Date, concurrently with the execution of this Agreement, Shareholder hereby is delivering to Parent an irrevocable proxy in the form attached hereto as Exhibit A (the "Proxy"), which is irrevocable to the fullest extent permitted by applicable law, covering the total number of Shares and New Shares of capital stock of the Company beneficially owned (as such term is defined in Rule 13d-3 under the Exchange Act) by Shareholder as set forth therein.

     4. Representations, Warranties and Covenants of Shareholder. Shareholder represents, warrants and covenants to Parent as follows:

          (i) Shareholder is the beneficial owner of the Shares, with full power to vote or direct the voting of the Shares for and on behalf of all beneficial owners of the Shares.

          (ii) Except as set forth in any restricted stock purchase agreement(s) by and between the Company and the Shareholder, copies of which have been provided or made available to Parent, as of the date hereof the Shares are, and at all times up until the Expiration Date the Shares will be, free and clear of any rights of first refusal, co-sale rights, security interests, liens, pledges, claims, options, charges or other encumbrances.

          (iii) Shareholder does not beneficially own any shares of capital stock of the Company other than the Shares.

          (iv) Shareholder has full power and authority to make, enter into and carry out the terms of this Agreement, the Proxy and that certain Company Affiliate Agreement by and between the Shareholder and Parent on even date herewith.

     5. Additional Documents. Shareholder and the Company hereby covenant and agree to execute and deliver any additional documents reasonably necessary or desirable to carry out the purpose and intent of this Agreement and the Merger.

     6. Consents and Waivers. Shareholder hereby gives any consents or waivers that are reasonably required for the consummation of the Merger under the terms of any agreement to which Shareholder is a party or pursuant to any rights Shareholder may have.

     7. Termination. This Agreement and the Proxy delivered in connection herewith shall terminate if the Merger Agreement is terminated in accordance with its terms.

     8. Legending of Shares. If so requested by Parent, Shareholder agrees that the Shares and any New Shares shall bear a legend stating that they are subject to this Agreement and to an irrevocable proxy. Subject to the terms of Section 1 hereof, Shareholder agrees that Shareholder will not Transfer the Shares or any New Shares without first having the aforementioned legend affixed to the certificates representing the Shares or any New Shares.

     9. Miscellaneous.

     (a) Severability. If any term, provision, covenant or restriction of this Agreement is held by a court of competent jurisdiction to be invalid, void or unenforceable, then the remainder of the terms, provisions, covenants and restrictions of this Agreement shall remain in full force and effect and shall in no way be affected, impaired or invalidated.

     (b) Binding Effect and Assignment. This Agreement and all of the provisions hereof shall be binding upon and inure to the benefit of the parties hereto and their respective successors and permitted assigns, but, except as otherwise specifically provided herein, neither this Agreement nor any of the rights, interests or obligations of the parties hereto may be assigned by any of the parties without the prior written consent of the other parties.

     (c) Amendments and Modification. This Agreement may not be modified, amended, altered or supplemented except by the execution and delivery of a written agreement executed by the parties hereto.

     (d) Waiver. No waiver by any party hereto of any condition or of any breach of any provision of this Agreement shall be effective unless in writing.

     (e) Specific Performance; Injunctive Relief. The parties acknowledge that Parent will be irreparably harmed and that there will be no adequate remedy at law for a violation of any of the covenants or agreements of Shareholder set forth herein. Therefore, it is agreed that, in addition to any other remedies that may be available to Parent upon any such violation, Parent shall have the right to enforce such covenants and agreements by specific performance, injunctive relief or by any other means available to Parent at law or in equity.

     (f) Notices. All notices and other communications pursuant to this Agreement shall be in writing and deemed to be sufficient if contained in a written instrument and shall be deemed given if delivered personally, telecopied, sent by nationally-recognized overnight courier or mailed by registered or certified mail (return receipt requested), postage prepaid, to the parties at the following address (or at such other address for a party as shall be specified by like notice):

        If to Parent, to:

           VA Linux Systems, Inc.
           1382 Bordeaux Drive
           Sunnyvale, California 94089
           Attn: Chief Financial Officer
           Telephone No.: (408) 542-8600
           Facsimile No.: (408) 745-9152

        With a copy to:

           Wilson Sonsini Goodrich & Rosati, P.C.
           650 Page Mill Road
           Palo Alto, California 94304
           Attn: Bruce M. McNamara, Esq.
           Telephone No.: (650) 493-9300
           Facsimile No.: (650) 493-6811

        If to Shareholder:

           To the address for notice set forth on the signature page hereof.

        With a copy to:

           Hutchins, Wheeler & Dittmar
           A Professional Corporation
           101 Federal Street
           Boston, Massachusetts 02110
           Attn: David P. Kreisler, Esq.
           Telephone No.: (617) 951-6600
           Facsimile No.: (617) 951-1295

     (g) Governing Law. This Agreement shall be governed by, construed and enforced in accordance with the laws of the State of Delaware, without giving effect to any choice or conflict of law provision or rule (whether of the State of Delaware or any other jurisdiction) that would cause the application of the laws of any jurisdiction other than the State of Delaware.

     (h) Attorneys' Fees and Expenses. If any action or other proceeding relating to the enforcement of any provision of this Agreement is brought by either party, the prevailing party shall be entitled to recover reasonable attorneys' fees, costs and disbursements (in addition to any other relief to which the prevailing party may be entitled).

     (i) Entire Agreement. This Agreement and the Proxy contain the entire understanding of the parties in respect of the subject matter hereof, and supersede all prior negotiations and understandings between the parties with respect to such subject matter.

     (j) Counterparts. This Agreement may be executed in several counterparts, each of which shall be an original, but all of which together shall constitute one and the same agreement.

     (k) Effect of Headings. The section headings herein are for convenience only and shall not affect the construction or interpretation of this Agreement.

                  [Remainder of Page Intentionally Left Blank]

     IN WITNESS WHEREOF, the undersigned have executed this Agreement on the date first above written.

VA LINUX SYSTEMS, INC.                      SHAREHOLDER:

By:
------------------------------------
                                            ------------------------------------
Name: Larry M. Augustin                     Signature
Title: President and Chief Executive
       Officer                              ------------------------------------
                                            Print Name

ANDOVER.NET, INC.                           ------------------------------------

                                            ------------------------------------
By:
------------------------------------
                                            Address
Name: Bruce Twickler
Title: President and Chief Executive
       Officer
                                            Company Capital Stock:

                                            Common Stock:
                                                         -----------------------

                                            Company Options:
                                                            --------------------

                      [SIGNATURE PAGE TO VOTING AGREEMENT]

                                                                       EXHIBIT A
                               IRREVOCABLE PROXY

     The undersigned shareholder (the "Shareholder") of Atlanta, Inc., a Delaware corporation (the "Company"), hereby irrevocably (to the fullest extent permitted by law) appoints Larry Augustin and Todd Schull, each officers of VA Linux Systems, Inc., a Delaware corporation ("Parent"), and each of them, as the sole and exclusive attorneys and proxies of the undersigned, with full power of substitution and resubstitution, to vote and exercise all voting and related rights (to the full extent that the undersigned is entitled to do so) with respect to all of the shares of capital stock of the Company that now are or hereafter may be beneficially owned by the undersigned, and any and all other shares or securities of the Company issued or issuable in respect thereof on or after the date hereof (collectively, the "Shares"), in accordance with the terms of this Proxy. The Shares beneficially owned by the undersigned shareholder of the Company as of the date of this Proxy are listed on the final page of this Proxy, along with the number(s) of the share certificate(s) which represent such Shares. Upon the undersigned's execution of this Proxy, any and all prior proxies given by each undersigned with respect to any Shares are hereby revoked and the undersigned agrees not to grant any subsequent proxies with respect to the Shares until after the Expiration Date (as defined below).

     This Proxy is irrevocable (to the fullest extent permitted by law), is coupled with an interest and is granted pursuant to that certain Voting Agreement dated as of February 2, 2000 by and among Parent, the Company and the Shareholder (the "Voting Agreement"), and is granted in consideration of Parent entering into that certain Agreement and Plan of Reorganization dated as of February 2, 2000 (the "Merger Agreement"), by and among Parent, Atlanta Acquisition Corporation, a Delaware corporation and a wholly owned subsidiary of Parent ("Sub") and the Company. The Merger Agreement provides for the merger of Sub with and into the Company in accordance with its terms (the "Merger") and Shareholder is receiving a portion of the proceeds of the Merger. As used in this Irrevocable Proxy, the term "Expiration Date" shall mean the earlier to occur of (i) such date and time as the Merger shall become effective in accordance with the terms and provisions of the Merger Agreement, or (ii) the termination of the Merger Agreement in accordance with its terms.

     The attorneys and proxies named above, and each of them, are hereby authorized and empowered by the undersigned, at any time prior to the Expiration Date, to act as the undersigned's attorney and proxy to vote the Shares, and to exercise all voting, consent and similar rights of the undersigned with respect to the Shares (including, without limitation, the power to execute and deliver written consents) at every annual, special, adjourned or postponed meeting of shareholders of the Company and in every written consent in lieu of such meeting:

          (i) in favor of approval of the Merger, the execution and delivery by the Company of the Merger Agreement and the adoption and approval of the terms thereof and in favor of each of the other actions contemplated by the Merger Agreement and any action required in furtherance thereof;

          (ii) against approval of any proposal made in opposition to, or in competition with, consummation of the Merger and the Merger Agreement;

          (iii) against any of the following actions (other than those actions that relate to the Merger and the transactions contemplated by the Merger Agreement): (A) any merger, consolidation, business combination, sale of assets, reorganization or recapitalization of the Company with any party,
     (B) any sale, lease or transfer of any significant part of the assets of the Company, (C) any reorganization, recapitalization, dissolution, liquidation or winding up of the Company, (D) any material change in the capitalization of the Company or the Company's corporate structure, or (E) any other action that is intended, or could reasonably be expected to, impede, interfere with, delay, postpone, discourage or adversely affect the Merger or any of the other transactions contemplated by the Merger Agreement;

          (iv) in favor of waiving any notice that may have been or may be required relating to any reorganization of the Company, any reclassification or recapitalization of the capital stock of the

     Company or any sale of assets, change of control, or acquisition of the Company by any other person, or any consolidation or merger of the Company with or into any other person.

     The attorneys and proxies named above may not exercise this Proxy on any other matter except as provided in clauses (i), (ii), (iii) or (iv) above. The Shareholder may vote the Shares on all other matters.

     Any obligation of the undersigned hereunder shall be binding upon the successors and assigns of the undersigned.

[remainder of page intentionally left blank; signature page follows immediately hereafter]

     This Proxy shall terminate, and be of no further force and effect, automatically upon the Expiration Date (as defined in the Voting Agreement).

Dated: February   ,2000

                                          --------------------------------------
                                          Signature

                                          --------------------------------------
                                          Print Name

                                          --------------------------------------

                                          --------------------------------------
                                          Address

                                          Company Capital Stock:

                                          Common Stock:
                                                        ------------------------

                                          Company Options:
                                                           ---------------------

                           [SIGNATURE PAGE TO PROXY]

                                                                       EXHIBIT C

                AMENDED AND RESTATED COMPANY AFFILIATE AGREEMENT

     THIS AMENDED AND RESTATED COMPANY AFFILIATE AGREEMENT (this "Agreement") is
made and entered into as of April   , 2000, among VA Linux Systems, Inc., a
Delaware corporation ("Parent"), and the undersigned stockholder who may be deemed an affiliate ("Affiliate") of Andover.Net, Inc., a Delaware corporation ("Company") and hereby amends and restates the Company Affiliate Agreement among Parent, Affiliate and Company dated February 2, 2000. Capitalized terms used but not otherwise defined herein shall have the meanings ascribed to them in the Reorganization Agreement (as defined below).

                                    RECITALS

     A. The Company, Merger Sub (as defined below) and Parent have entered into an Agreement and Plan of Reorganization (the "Reorganization Agreement") which provides for the merger (the "Merger") of a wholly-owned subsidiary of Parent ("Merger Sub") with and into the Company. Pursuant to the Merger, all outstanding capital stock of the Company (the "Company Capital Stock") shall be converted into the right to receive cash and Common Stock of Parent;

     B. Affiliate has been advised that Affiliate may be deemed to be an "affiliate" of the Company, as the term "affiliate" is used for purposes of Rule 144 of the Rules and Regulations (the "Rules and Regulations") of the Securities and Exchange Commission (the "Commission"); and

     C. The execution and delivery of this Agreement by Affiliate is a material inducement to Parent to enter into the Reorganization Agreement.

     NOW, THEREFORE, intending to be legally bound, the parties hereto agree as follows:

     1. Acknowledgments by Affiliate. Affiliate acknowledges and understands that the representations, warranties and covenants by Affiliate set forth herein shall be relied upon by Parent, the Company and their respective affiliates, counsel and accounting firms, and that substantial losses and damages may be incurred by these persons if Affiliate's representations, warranties or covenants are breached. Affiliate has carefully read this Agreement and the Reorganization Agreement and has discussed the requirements of this Agreement with Affiliate's professional advisors, who are qualified to advise Affiliate with regard to such matters.

     2. Beneficial Ownership of Company Capital Stock. The Affiliate is the beneficial owner of shares of and vested options to purchase Company Capital Stock (the "Shares"). The Shares are not subject to any claim, lien, pledge, charge, security interest or other encumbrance (other than restrictions under the Securities Act (as defined below)) or to any rights of first refusal of any kind. There are no options, warrants, calls, rights, commitments or agreements of any character, written or oral, to which the Affiliate is party or by which it is bound obligating the Affiliate to issue, deliver, sell, repurchase or redeem, or cause to be issued, delivered, sold, repurchased or redeemed, any Shares or obligating the Affiliate to grant or enter into any such option, warrant, call, right, commitment or agreement. The Affiliate has the sole right to transfer such Shares. The Shares are not subject to preemptive rights created by any agreement to which the Affiliate is party. All shares of Company Capital Stock and common stock of Parent ("Parent Common Stock") acquired by Affiliate in the Merger shall be subject to the provisions of this Agreement as if held by Affiliate as of the date hereof (excluding Parent Common Stock acquired in the open market).

     3. Compliance with Rule 145 and the Securities Act.

     (a) Affiliate has been advised that (x) the issuance of shares of Parent Common Stock in connection with the Merger is expected to be effected pursuant to a registration statement on Form S-4, and the resale of such shares shall be subject to restrictions set forth in Rule 145 promulgated under the Securities Act of 1933, as amended (the "Securities Act"), and (y) Affiliate may be deemed to be an affiliate of the

Company. Affiliate accordingly agrees not to sell, transfer or otherwise dispose of any Parent Common Stock issued to Affiliate in the Merger unless one of the following conditions is met: (i) such sale, transfer or other disposition is made in conformity with the requirements of Rule 145(d) promulgated under the Securities Act; (ii) such sale, transfer or other disposition is made pursuant to an effective registration statement under the Securities Act or an appropriate exemption from registration; (iii) Affiliate delivers to Parent a written opinion of counsel, reasonably acceptable to Parent in form and substance, that such sale, transfer or other disposition is otherwise exempt from registration under the Securities Act; or (iv) an authorized representative of the Commission shall have rendered written advice to Affiliate to the effect that the Commission would take no action, or that the staff of the Commission would not recommend that the Commission take any action, with respect to the proposed disposition if consummated.

     (b) Parent shall give stop transfer instructions to its transfer agent with respect to any Parent Common Stock received by Affiliate pursuant to the Merger and there shall be placed on the certificates representing such Common Stock, or any substitutions therefor, a legend stating in substance:

     "THE SHARES REPRESENTED BY THIS CERTIFICATE WERE ISSUED IN A TRANSACTION TO WHICH RULE 145 APPLIES AND MAY ONLY BE TRANSFERRED IN CONFORMITY WITH RULE 145(d) OR PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933, AS AMENDED, OR IN ACCORDANCE WITH A WRITTEN OPINION OF COUNSEL, REASONABLY ACCEPTABLE TO THE ISSUER IN FORM AND SUBSTANCE, THAT SUCH TRANSFER IS EXEMPT FROM REGISTRATION UNDER THE SECURITIES ACT OF 1933, AS AMENDED."

The legend set forth above shall be removed (by delivery of a substitute certificate without such legend) and Parent shall so instruct its transfer agent, if Affiliate delivers to Parent (i) satisfactory written evidence that the shares have been sold in compliance with Rule 145 (in which case, the substitute certificate shall be issued in the name of the transferee), or (ii) an opinion of counsel, in form and substance reasonably satisfactory to Parent, to the effect that public sale of the shares by the holder thereof is no longer subject to Rule 145.

     4. Rule 144/145 Reporting. Parent shall, for a period of two (2) years from the date hereof, use commercially reasonable efforts to: (a) make and keep public information available (as such terms are understood and defined in Rule 144 under the Securities Act) and (b) file with the Commission in a timely manner all reports and other documents required of Parent under the Securities Act and the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and (c) furnish to Affiliate promptly upon request a written statement as to its compliance with reporting requirements of Rule 144.

     5. Market Stand-Off Agreement.

     (a) Initial Lock-Up Restriction. The undersigned hereby agrees that during the period commencing on the date hereof and ending on the later of (i) the closing of the Merger and (ii) June 8, 2000, the undersigned will not offer, sell, contract to sell, pledge or otherwise dispose of, directly or indirectly, any shares of Parent Common Stock or securities convertible into or exchangeable or exercisable for any shares of Parent Common Stock, or publicly disclose the intention to make any such offer, sale, pledge or disposal without the prior written consent of Credit Suisse First Boston Corporation; provided, however, that the restrictions set forth in the immediately prior sentence shall not prohibit:

           (i) the undersigned from exercising an option, warrant or other convertible security into Parent Common Stock, where such exercise does not result in such security being held by any person or entity other than the undersigned;

           (ii) the undersigned, if an individual, from transferring any Parent Common Stock or rights to acquire Parent Common Stock either during his or her lifetime or on death by will or intestacy to his or her immediate family or to a trust the beneficiaries of which are exclusively the undersigned and/or a member or members of his or her immediate family where the person or entity receiving such transfer agrees to the same restrictions set forth in this Agreement; or

          (iii) transactions involving Parent Common Stock acquired by the undersigned in open market transactions following the consummation of the Merger.

     In furtherance of the foregoing, the Parent and its transfer agent and registrar are hereby authorized to decline to make any transfer of shares of Parent Common Stock if such transfer would constitute a violation or breach of this Agreement.

     (b) Ongoing Market Stand Off. Each Affiliate also agrees in connection with a public offering of the Parent's securities that, upon request of the Parent or the underwriters managing any underwritten offering of the Parent's securities, the Affiliate shall not sell, make any short sale of, loan, grant any option for the purchase of, or otherwise dispose of any securities of the Parent (other than those included in the registration and those that the Affiliate purchases in the public market or from underwriters in any secondary or follow-on offering by the Parent) without the prior written consent of the Parent or such underwriters, as the case may be, which consent may be withheld in their sole and absolute discretion, for such period of time beginning on the date of filing of such registration through 30 days from the effective date of such registration, provided that the officers, directors of the Parent who own securities of the Company and holders of 5% or more of the Parent's outstanding equity securities also agree to such restrictions; provided however, that the restrictions imposed by this sentence shall not apply to the Affiliate in connection with any follow-on or secondary public offering following the second anniversary of the Parent's initial public offering. The Affiliate agrees it shall enter into such underwriter's standard form of agreement with respect to such restrictions in form satisfactory to the Parent and such underwriter. The shares held by all constituent partners of any entity holding registration rights with respect to the Parents Common Stock shall be bound by this standoff agreement.

     In addition, each Affiliate also agrees that if it participates in a public offering of the Parent's securities that the Affiliate shall not sell, make any short sale of, loan, grant any option for the purchase of, or otherwise dispose of any securities of the Parent (other than those included in the registration and those that the Affiliate purchases in the public market or from underwriters in any secondary or follow-on offering by the Parent) without the prior written consent of the Parent or such underwriters, as the case may be, which consent may be withheld in their sole and absolute discretion, for such period of time beginning on the date of filing of such registration through 90 days from the effective date of such registration, provided that the officers, directors of the Parent who own securities of the Company and holders of 5% or more of the Parent's outstanding equity securities also agree to such restrictions; provided however, that the restrictions imposed by this sentence shall not apply to the Affiliate in connection with any follow-on or secondary public offering following the second anniversary of the Parent's initial public offering.

     6. Termination. This Agreement shall be terminated and shall be of no further force and effect in the event of the termination of the Reorganization Agreement pursuant to Article VIII of the Reorganization Agreement.

     7. Miscellaneous.

     (a) Waiver; Severability. No waiver by any party hereto of any condition or of any breach of any provision of this Agreement shall be effective unless in writing and signed by each party hereto. In the event that any provision of this Agreement, or the application of any such provision to any person, entity or set of circumstances, shall be determined to be invalid, unlawful, void or unenforceable to any extent, the remainder of this Agreement, and the application of such provision to persons, entities or circumstances other than those as to which it is determined to be invalid, unlawful, void or unenforceable, shall not be impaired or otherwise affected and shall continue to be valid and enforceable to the fullest extent permitted by law.

     (b) Binding Effect and Assignment. This Agreement and all of the provisions hereof shall be binding upon and inure to the benefit of the parties hereto and their respective successors and permitted assigns, but, except as otherwise specifically provided herein, neither this Agreement nor any of the rights, interests or obligations of the parties hereto may be assigned by either of the parties without prior written consent of the other party hereto.

     (c) Amendments and Modification. This Agreement may not be modified, amended, altered or supplemented except upon the execution and delivery of a written agreement executed by the parties hereto.

     (d) Injunctive Relief. Each of the parties acknowledge that (i) the covenants and the restrictions contained in this Agreement are necessary, fundamental, and required for the protection of Parent and the Company and to preserve for Parent the benefits of the Merger; (ii) such covenants relate to matters which are of a special, unique, and extraordinary character that gives each of such covenants a special, unique, and extraordinary value; and (iii) a breach of any such covenants or any other provision of this Agreement shall result in irreparable harm and damages to Parent and the Company which cannot be adequately compensated by a monetary award. Accordingly, it is expressly agreed that in addition to all other remedies available at law or in equity, Parent and the Company shall be entitled to the immediate remedy of a temporary restraining order, preliminary injunction, or such other form of injunctive or equitable relief as may be used by any court of competent jurisdiction to restrain or enjoin any of the parties hereto from breaching any such covenant or provision or to specifically enforce the provisions hereof.

     (e) Governing Law. This Agreement shall be governed by and construed, interpreted and enforced in accordance with the internal laws of the State of Delaware without giving effect to any choice or conflict of laws provision or rule (whether of the State of Delaware or any other jurisdiction) that would cause the application of the laws of any jurisdiction other than the State of Delaware.

     (f) Entire Agreement. This Agreement, the Reorganization Agreement and the other agreements referred to in the Reorganization Agreement set forth the entire understanding of Affiliate and Parent relating to the subject matter hereof and thereof and supersede all prior agreements and understandings between Affiliate and Parent relating to the subject matter hereof and thereof.

     (g) Attorneys' Fees. In the event of any legal actions or proceeding to enforce or interpret the provisions hereof, the prevailing party shall be entitled to reasonable attorneys' fees, whether or not the proceeding results in a final judgment.

     (h) Further Assurances. Affiliate shall execute and/or cause to be delivered to Parent such instruments and other documents and shall take such other actions as Parent may reasonably request to effectuate the intent and purposes of this Agreement.

     (i) Third Party Reliance. Counsel to and independent auditors for Parent and the Company shall be entitled to rely upon this Affiliate Agreement.

     (j) Survival. The representations, warranties, covenants and other provisions contained in this Agreement shall survive the Merger.

     (k) Notices. All notices and other communications pursuant to this Agreement shall be in writing and deemed to be sufficient if contained in a written instrument and shall be deemed given if delivered personally, telecopied, sent by nationally-recognized overnight courier or mailed by registered or certified mail (return receipt requested), postage prepaid, to the parties at the following address (or at such other address for a party as shall be specified by like notice):

        If to Parent:

             VA Linux Systems, Inc.
             1382 Bordeaux Drive
             Sunnyvale, California 94089
             Attention: Chief Financial Officer
             Telephone: (408) 542-8600
             Facsimile: (408) 745-9152

        With a copy to:

             Wilson Sonsini Goodrich & Rosati, P.C.
             650 Page Mill Road
             Palo Alto, California 94304
             Attention: Bruce M. McNamara, Esq.
             Telephone: (650) 493-9300
             Facsimile: (650) 493-6811

        If to Affiliate:

             To the address for notice set forth
             on the signature page hereof.

     (l) Counterparts. This Agreement shall be executed in one or more counterparts, each of which shall be deemed an original, and all of which together shall constitute one and the same instrument.

     IN WITNESS WHEREOF, the parties have caused this Affiliate Agreement to be duly executed on the day and year first above written.

VA LINUX SYSTEMS, INC.                           AFFILIATE

By:                                              By:
    -----------------------------------------    -----------------------------------------
Name: Larry M. Augustin                          Affiliate's Address for Notice:
Title: President and Chief Executive Officer     ---------------------------------------------
                                                 ---------------------------------------------
                                                 ---------------------------------------------

                    [SIGNATURE PAGE TO AFFILIATE AGREEMENT]

                                                                      APPENDIX B

April 25, 2000

Board of Directors
Andover.Net, Inc.
50 Nagog Park
Acton, MA 01720

Gentlemen:

     Andover.Net, Inc., a Delaware corporation ("Company"), VA Linux Systems, Inc., a Delaware corporation ("Parent"), and Atlanta Acquisition Corp., a Delaware corporation and wholly-owned subsidiary of Parent ("Merger Sub"), are parties to an Agreement and Plan of Reorganization dated February 2, 2000, as amended (the "Agreement"), and such parties propose to enter into an Amended and Restated Agreement and Plan of Reorganization (a draft of which has been provided to us dated April 25, 2000) (the "Amended Agreement"), pursuant to which Merger Sub will be merged with and into the Company, which will be the surviving entity and which will become a wholly-owned subsidiary of the Parent (the "Merger"). Pursuant to the Merger, as more fully described in the Amended Agreement, we understand that each outstanding share of the common stock, $0.01 par value per share, of the Company ("Company Common Stock") will be converted into the right to receive 0.425 of a share of Parent Common Stock. The terms and conditions of the Merger are set forth in more detail in the Amended Agreement.

     You have asked for our opinion as investment bankers as to whether the Consideration to be received by the stockholders of the Company pursuant to the Merger is fair to such stockholders, from a financial point of view, as of the date hereof.

     In conducting our investigation and analysis and in arriving at our opinion herein, we have reviewed such information and taken into account such financial and economic factors as we have deemed relevant under the circumstances. In that connection, we have, among other things: reviewed certain internal information, primarily financial in nature, including projections, concerning the business and operations of the Company and the Parent furnished to us for purposes of our analysis, as well as publicly available information, including but not limited to the Company's and the Parent's recent filings with the Securities and Exchange Commission and equity analyst research reports prepared by various investment banking firms, reviewed the draft Amended Agreement in the form presented to the Company's Board of Directors, compared the historical market prices and trading activity of the Company's and the Parent's Common Stock with those of certain other publicly traded companies we deemed relevant, compared the financial position and operating results of the Company and the Parent with those of other publicly traded companies we deemed relevant, and compared the proposed financial terms of the Merger with the financial terms of certain other transactions we deemed relevant. We have held discussions with members of the Company's and the Parent's respective senior managements concerning the Company's and the Parent's historical and current financial condition and operating results, as well as the future prospects of the Company and the Parent. We have also considered such other information, financial studies, analysis and investigations and financial, economic and market criteria which we deemed relevant for the preparation of this opinion.

     In connection with our review, we have not assumed any obligation independently to verify the foregoing information and have relied on its being accurate and complete in all material respects. With respect to the financial forecasts for the Company and the Parent provided to us by their respective managements, upon their advice and with your consent we have assumed for purposes of our opinion that the forecasts have been reasonably prepared on bases reflecting the best available estimates and judgments of their respective managements at the time of preparation as to the future financial performance of the Company and the Parent and that they provide a reasonable basis upon which we can form our opinion. We have also assumed that there have been no material changes in the Company's or the Parent's assets, financial condition, results of operations, business or prospects since the respective dates of their last financial statements made available to us. We have relied on advice of counsel and independent accountants to the Company as to all legal and financial reporting matters with respect to the Company, the Merger and the Amended Agreement. We have assumed that the Merger will be consummated in a manner that complies in all respects with the applicable provisions of the Securities Act of 1933 (the "Securities Act"), the Securities Exchange Act of 1934 and all other applicable federal and state statutes, rules and regulations. In addition, we have not assumed responsibility for reviewing any patent applications, technology license agreements, individual credit files, etc. or making an independent evaluation, appraisal or physical inspection of any of the assets or liabilities (contingent or otherwise) of the Company or the Parent, nor have we been furnished with any such appraisals. You have informed us, and we have assumed, that the Merger will be recorded as a purchase under generally accepted accounting principles. Finally, our opinion is based on financial, economic, monetary and market and other conditions as in effect on, and the information made available to us as of, the date hereof. Accordingly, although subsequent developments may affect this opinion, we have not assumed any obligation to update, revise or reaffirm this opinion.

     We have further assumed with your consent that the Merger will be consummated in accordance with the terms described in the Amended Agreement, without any further amendments thereto, and without waiver of any of the conditions to its obligations thereunder.

     We have acted as financial advisor to the Company in connection with the Merger and will receive a fee for our services, including rendering this opinion, a significant portion of which is contingent upon the consummation of the Merger. In the ordinary course of our business, we actively trade the equity securities of the Company and the Parent for our own account and for the accounts of customers and, accordingly, may at any time hold a long or short position in such securities. We have also acted as an underwriter in connection with offerings of securities of the Company and performed various investment banking services for the Company. Additionally, we own less than 0.3% of the Parent through an affiliated company. The manager of WRH+Co's investment in Parent did not participate in advising the Company with regards to the Merger and played no role in the preparation or delivery of this Opinion.

     Based upon the foregoing and in reliance thereon, it is our opinion as investment bankers that the Consideration to be received by the stockholders of the Company pursuant to the Merger is fair to such stockholders, from a financial point of view, as of the date hereof.

     We are not expressing an opinion regarding the price at which the Parent Common Stock may trade at any future time. The Consideration to be received by the stockholders of the Company pursuant to the Merger is based upon a fixed exchange ratio and, accordingly, the market value of the Consideration may vary significantly.

     This opinion is directed to the Board of Directors of the Company in its consideration of the Merger and is not a recommendation to any stockholder as to how such stockholder should vote with respect to the Merger. Further, this opinion addresses only the financial fairness of the Consideration to be received by stockholders of the Company and does not address the relative merits of the Merger and any alternatives to the Merger, the Company's underlying decision to proceed with or affect the Merger or any other aspect of the Merger. This opinion may not be used or referred to by the Company, or quoted or disclosed to any person in any manner, without our prior written consent, which consent is hereby given to the inclusion of this opinion in any proxy statement or prospectus or the Joint Proxy Statement/ Prospectus to be filed with the Securities and Exchange Commission in connection with the Merger. In furnishing this opinion, we do not admit that we are experts within the meaning of the term "experts" as used in the Securities Act and the rules and regulations promulgated thereunder, nor do we admit that this opinion constitutes a report or valuation within the meaning of Section 11 of the Securities Act.

                                          Very truly yours,

                                          W.R. HAMBRECHT+CO LLC

                                                                      APPENDIX C

                             CERTIFICATE OF MERGER

                                    MERGING

                            ATLANTA ACQUISITION CORP

                                 WITH AND INTO

                               ANDOVER.NET, INC.
                            ------------------------

           PURSUANT TO SECTION 251 OF THE GENERAL CORPORATION LAW OF
                             THE STATE OF DELAWARE
                            ------------------------

     Andover.Net, Inc., ("Andover.Net") DOES HEREBY CERTIFY AS FOLLOWS:

     FIRST: Andover.Net and Atlanta Acquisition Corp ("Atlanta") are corporations duly organized and existing under the laws of the State of Delaware.

     SECOND: That an Agreement and Plan of Reorganization (the "Reorganization Agreement"), dated as of February 2, 2000 and as amended to date, among VA Linux Systems, Inc., a Delaware corporation, Andover.Net and Atlanta, setting forth the terms and conditions of the merger of Atlanta with and into Andover.Net (the "Merger"), has been approved, adopted, certified, executed and acknowledged by each of the constituent corporations in accordance with the requirements of
Section 251 of the Delaware General Corporation Law.

     THIRD: That the name of the surviving corporation shall be Andover.Net, Inc. (the "Surviving Corporation").

     FOURTH: The Certificate of Incorporation of the Surviving Corporation shall be amended and restated in its entirety to read as set forth in Exhibit A attached hereto.

     FIFTH: That an executed copy of the Reorganization Agreement is on file at the principal place of business of the Surviving Corporation at the following address:

                            50 Nagog Park
                            Acton, Massachusetts 01720

     SIXTH: That a copy of the Reorganization Agreement will be furnished by the Surviving Corporation, on request and without cost, to any stockholder of any constituent corporation.

     SEVENTH: That the Merger shall become effective on the date of filing this Certificate of Merger with the Secretary of the State of Delaware.

     IN WITNESS WHEREOF, Andover.Net has caused this Certificate of Merger to be
executed in its corporate name as of                , 2000.

                                          ANDOVER.NET, INC.

                                          By:
                                            ------------------------------------
                                                     Bruce A. Twickler
                                                         President

                                   EXHIBIT A

                     RESTATED CERTIFICATE OF INCORPORATION
                                       OF
                               ANDOVER.NET, INC.

     FIRST. The name of the corporation is Andover.Net, Inc.

     SECOND. The address of the corporation's registered office in the State of Delaware is 1209 Orange Street, Wilmington, County of New Castle, Delaware 19801. The name of its registered agent at such address is The Corporation Trust Company.

     THIRD. The purpose of the corporation is to engage in any lawful act or activity for which corporations may be organized under the General Corporation Law of Delaware.

     FOURTH. The total number of shares which the corporation shall have authority to issue is 1,000 shares of capital stock, and the par value of each such share is $.001 per share.

     FIFTH. The Board of Directors of the corporation is expressly authorized to adopt, amend or repeal the bylaws of the corporation, but the stockholders may make additional bylaws and may alter or repeal any bylaw whether adopted by them or otherwise.

     SIXTH. Elections of directors need not be by written ballot except and to the extent provided in the bylaws of the corporation.

     SEVENTH. A director of the corporation shall not be liable to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, except to the extent such exemption from liability or limitation thereof is not permitted under the Delaware General Corporation Law as the same exists or may hereafter be amended. Any repeal or modification of this Article SEVENTH shall not adversely affect any right or protection of a director of the corporation existing hereunder with respect to any act or omission occurring prior to such repeal or modification.

     EIGHTH. The corporation shall indemnify its officers, directors, employees and agents to the extent permitted by the Delaware General Corporation Law.

                                       C-2